SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation Rule 101(b)(8)	☒

MEI EURO FINANCE LIMITED / PT MEDCO ENERGI INTERNASIONAL TBK

(Name of subject company)

Mauritius / Indonesia

(Jurisdiction of incorporation or organization)

MEI Euro Finance Limited / PT Medco Energi Internasional Tbk

(Name of person furnishing form)

10% Guaranteed Notes due 2007 of MEI Euro Finance Limited unconditionally and irrevocably guaranteed by PT Medco Energi Internasional Tbk

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities)

A.M. Alfridijanta, Esq.
PT Medco Energi Internasional Tbk
Graha Niaga

16/F Jl. Jend. Sudirman Kav. 58
Jakarta 12190
Indonesia
(62 21) 250-5459

Copy to:

L. Crawford Brickley, Esq.
Clifford Chance Wong Pte Ltd
16 Collyer Quay #10-00
Hitachi Tower
Singapore 049318
(65) 6416-8000

(Name, address, including zip code, and telephone number, of persons authorized to receive notices on behalf of the company)

April 24, 2003

(date exchange offer commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

An offering memorandum dated April 24, 2003, including a form of letter of transmittal for tender, a form of letter of transmittal for consent and a form of confirmation certificate (together, the "**Primary Offering Memorandum**") and a supplemental offering memorandum dated May 2, 2003, (the "**Supplemental Offering Memorandum**" and together with the Primary Offering Memorandum, the "**Offering Memorandum**"). Each of the Primary Offering Memorandum and the Supplemental Offering Memorandum, each of which is attached to this From CB as an exhibit, have been made available to holders of MEI Euro Finance Limited's 10% Guaranteed Notes due 2007 unconditionally and irrevocably guaranteed by Medco Energi Internasional Tbk in connection with the Exchange Offer.

Item 2. Informational Legends

The following legend was included in the Offering Memorandum sent to United States persons (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended):

"The following applies to the Offering Memorandum dated April 24, 2003 (the "Offering Memorandum") and the supplement dated May 2, 2003 to the Offering Memorandum:

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases."

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

The following document was filed with the Securities and Exchange Commission on May 6, 2003.

Form F-X of MEI EURO Finance Limited and PT Medco Energi Internasional Tbk filed on May 6, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

MEI EURO FINANCE LIMITED

By: ______________________________

Sugiharto
Director

PT MEDCO ENERGI INTERNASIONAL TBK

By: ______________________________

Sugiharto
Director

Exhibit No.	Description of Exhibit
A	Offering memorandum dated April 24, 2003
B	Form of letter of transmittal for tender
C	Form of letter of transmittal for consent
D	Form of confirmation certificate
E	Supplemental offering memorandum dated May 2, 2003

EXHIBIT A

MEI EURO FINANCE LIMITED
(incorporated with limited liability under the laws of Mauritius)

PT MEDCO ENERGI INTERNASIONAL TBK
(incorporated with limited liability under the laws of the Republic of Indonesia)

Offer to exchange any and all outstanding 10.00% Guaranteed Notes due 2007 (the "Existing Notes") for Fixed Rate Guaranteed Notes due 2010 (the "Exchange Notes")
and
Offer to pay a consent fee in respect of voting instructions given in favor of certain amendments to the terms and conditions of the Existing Notes

The Exchange Offer
MEI Euro Finance Limited (the "Issuer") is offering (the "Exchange Offer") to Qualifying Holders (as defined elsewhere in this Offering Memorandum) to exchange each U.S.$1,000 principal amount of Existing Notes for a principal amount of Exchange Notes equal to U.S.$1,030 divided by the issue price per Exchange Note expressed as a percentage of the principal amount thereof (the "Issue Price"). Qualifying Holders who wish to participate in the Exchange Offer must deliver (and not revoke) voting instructions in relation to the Existing Notes they wish to exchange for Exchange Notes in favor of an Extraordinary Resolution of Existing Holders (the "Amending Resolution") implementing certain amendments to the terms and conditions of the Existing Notes as described in "Annex 2 — Proposed Amendments" (the "Proposed Amendments").

The Early Tender Fee
The Issuer will pay a fee (the "Early Tender Fee") to Qualifying Holders who tender (and do not withdraw) Existing Notes on or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003. The Early Tender Fee will be paid in cash and will be equal to 0.50% of the principal amount of Existing Notes tendered.

The Consent Fee Offer
The Issuer is offering to Qualifying Holders to pay a consent fee (the "Consent Fee") to Qualifying Holders who deliver (and do not revoke) voting instructions in favor of the Amending Resolution (the "Consent Fee Offer"). The Consent Fee will be paid in cash and will be equal to 1.00% of the principal amount of Existing Notes in respect of which voting instructions in favor of the Amending Resolution have been delivered.

The Early Consent Fee
The Issuer will pay an additional fee (the "Early Consent Fee") to Qualifying Holders who deliver (and do not revoke) voting instructions in favor of the Amending Resolution on or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003. The Early Consent Fee will be paid in addition to the Consent Fee. The Early Consent Fee will be paid in cash and will be equal to 0.50% of the principal amount of Existing Notes in respect of which voting instructions in favor of the Amending Resolution have been delivered.

The Exchange Notes
The Exchange Notes will rank pari passu and form a single series with the Fixed Rate Guaranteed Notes due 2010 (the "Placement Notes") proposed to be issued by the Issuer and guaranteed by the Guarantor on or about May 23, 2003 (the "Exchange Date"). Application will be made to the Singapore Exchange Securities Trading Limited (the "SGX-ST") for permission to deal in and quotation for the Exchange Notes and the Placement Notes on the SGX-ST. The Issuer will apply for the Exchange Notes and the Placement Notes to be designated for trading on the PORTAL Market of the National Association of Securities Dealers, Inc.

Participation in the Exchange Offer and the Consent Fee Offer
Qualifying Holders cannot participate in both the Exchange Offer and the Consent Fee Offer in respect of the same holding of Existing Notes.

Qualifying Holders who wish to participate in the Exchange Offer and/or the Consent Fee Offer must tender their Existing Notes and/or deliver their voting instructions as described in this Offering Memorandum between 11:00 a.m., London time (5:00 p.m., Jakarta time), on April 24, 2003 and 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003 (the "Offer Period"), unless extended by the Issuer.

The Exchange Offer and the Consent Fee Offer are made on the terms and subject to the conditions contained in this Offering Memorandum and the accompanying forms of Letters of transmittal. See "Certain conditions to the Exchange Offer and the Consent Fee Offer".

Participating in the Exchange Offer and/or the Consent Fee Offer involves risks. See "Considerations relating to the Exchange Offer and the Consent Fee Offer".

The Exchange Offer and the Consent Fee Offer are not being made directly or indirectly in or into the United States or to U.S. persons (as defined in Regulation S ("Regulation S") under the U.S. Securities Act of 1933 (the "Securities Act")), other than to Qualified Institutional Buyers (as defined in Rule 144A ("Rule 144A") under the Securities Act) and the Exchange Offer and the Consent Fee Offer are not capable of acceptance in or from the United States, or by U.S. persons, other than by Qualified Institutional Buyers. This Offering Memorandum and the accompanying Letters of transmittal are not being, and must not be, mailed or otherwise forwarded or distributed or sent in or into the United States or to U.S. persons except to Existing Holders who have certified in writing that they are Qualified Institutional Buyers. Persons receiving this Offering Memorandum or the accompanying Letters of transmittal (including without limitation custodians, nominees and trustees) must observe these restrictions and must not send or distribute this document or the accompanying Letters of transmittal in, into or from the United States, or to U.S. persons, other than to Qualified Institutional Buyers. Any violation of such restrictions may render any purported acceptance of the Exchange Offer or the Consent Fee Offer invalid. See "Offer restrictions" for a description of offer restrictions in certain other jurisdictions.

Please handle this matter through your bank or broker. For further information relating to the Exchange Offer or the Consent Fee Offer, please contact the Dealer Manager and to obtain further copies of this Offering Memorandum, please contact the Exchange and Consent Agent at the telephone numbers set forth on the back cover page of this Offering Memorandum.

Dealer Manager for the Exchange Offer and the Consent Fee Offer

UBS Warburg

TABLE OF CONTENTS

Important Notice

Having made all due and reasonable inquiries, each of the Issuer and the Guarantor confirms that the information in this Offering Memorandum is true and accurate in all material respects, that the opinions and intentions expressed in this Offering Memorandum are honestly held, that neither the Issuer nor the Guarantor is aware of any other facts the omission of which in its opinion might make this document as a whole or any of such information or the expression of any such opinions or intentions materially misleading, and that all due and reasonable inquiries have been made by the Issuer and the Guarantor to verify the accuracy of such information. Where information contained in this Offering Memorandum includes extracts from summaries of information and data from various published and private sources, each of the Issuer and the Guarantor accepts responsibility for accurately reproducing such summaries and data but accepts no further or other responsibility in respect of such information.

The distribution of this Offering Memorandum the exchange and delivery of the Exchange Notes and the payment of the Consent Fee, the Early Consent Fee, the Early Tender Fee and the Cash Exchange Equivalent (as defined elsewhere in this Offering Memorandum) in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Memorandum comes are required by the Issuer and the Guarantor to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Exchange Notes, the payment of any fees or the distribution of this Offering Memorandum in any jurisdiction where action would be required for such purposes. This Offering Memorandum and the accompanying Letters of transmittal do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See "Offer restrictions" for a description of offer restrictions in certain other jurisdictions.

Each Existing Holder who meets the following criteria is a "Qualifying Holder" and is therefore permitted to participate in the Exchange Offer and/or the Consent Fee Offer: (a) Existing Holders who have certified (i) that they are not U.S. persons and are not in the United States or (ii) that they are Qualified Institutional Buyers; (b) Existing Holders who have certified that they are not in and are not residents of Indonesia, except for the first 49 Existing Holders who are in or are residents of Indonesia to submit valid Letters of transmittal and (where applicable) whose tenders are accepted; and (c) Existing Holders in any jurisdiction where the making of the Exchange Offer and/or the Consent Fee Offer in such jurisdiction is not unlawful, or does not otherwise result in the need for notification, registration, filing or any other action to be taken in such jurisdiction.

This Offering Memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the Exchange Notes. Except as required by the SGX-ST, any disclosure of any of the contents of this Offering Memorandum (other than the U.S. federal tax treatment and the tax structure of the transaction and all materials of any kind, including opinions or other U.S. federal tax analyses, relating to such tax treatment and tax structure), without the prior written consent of the Issuer and the Guarantor, is prohibited. Each Qualifying Holder, by accepting delivery of this Offering Memorandum, agrees to the foregoing and to make no photocopies of this Offering Memorandum or any documents attached hereto.

No person has been authorized to give any information or to make any representations, other than those contained in this Offering Memorandum and, if given or made, such information or representation must not be relied upon as having been authorized by the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Trustee (as defined elsewhere in this Offering Memorandum), the Existing Principal Paying Agent (as defined elsewhere in this Offering Memorandum) or the Dealer Manager.

None of the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Trustee, the Existing Principal Paying Agent and the Dealer Manager is making any recommendation that Qualifying Holders participate in the Exchange Offer or the Consent Fee Offer or refrain from doing so, and no one has been authorized by the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Trustee, the Existing Principal Paying Agent or the Dealer Manager to make any such recommendation. Qualifying Holders must make their own decision as to whether to participate in any of the Exchange Offer and the Consent Fee Offer and, if so, the principal amount of Existing Notes to be tendered in the Exchange Offer, if any, or for which voting instructions are to be delivered pursuant to the Consent Fee Offer.

Neither the Dealer Manager nor the Existing Trustee is responsible for the contents or accuracy of the information contained in this Offering Memorandum, and neither the Dealer Manager nor the Existing Trustee is responsible for any omission of relevant information from this Offering Memorandum. Neither the Dealer Manager nor the Existing Trustee has independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealer Manager, the Existing Trustee or any of their respective affiliates as to the accuracy or completeness of the information contained in this Offering Memorandum (including any supplements thereto) or any other information provided by the Issuer and/or the Guarantor in connection with the Exchange Offer, the Consent Fee Offer, the Proposed Amendments, the Exchange Notes or the Placement Notes. Each person receiving this Offering Memorandum acknowledges that such person has not relied on the Dealer Manager or the Existing Trustee nor any person affiliated with the Dealer Manager or the Existing Trustee in connection with its investigation of the accuracy or completeness of such information or such person's investment decision.

In this Offering Memorandum, all references to (i) the "Issuer" are to MEI Euro Finance Limited, (ii) the "Guarantor" and "Medco Energi" are to PT Medco Energi Internasional Tbk, and (iii) the "Company" are to the Guarantor and its consolidated subsidiaries (including the Issuer).

All references herein to "Indonesia" are references to the Republic of Indonesia. References to the "United States" or "U.S." are to the United States of America. References herein to "U.S.$", "$" or "U.S. dollars" are to United States dollars.

All references herein to "Existing Holders" and "holders of Existing Notes" include each person who is shown in the records of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme, Luxembourg ("Clearstream" and, together with Euroclear, the "Clearing Systems" and each, a "Clearing System") as a holder of the Existing Notes (also referred to as a "direct participant").

All references herein to "business day" shall mean any day on which banks are open for presentation and payment of bearer debt securities and for dealings in foreign currencies in New York City, Jakarta and London.

NON-CONFIDENTIALITY

No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the U.S. federal tax aspects of the transactions described herein, and the Issuer and its affiliates authorize each of the Qualifying Holders (and each employee, representative, or other agent of any Qualifying Holder) to disclose to any and all persons, without limitation of any kind, the U.S. federal tax treatment and the tax structure of the transactions and all materials of any kind (including opinions or other U.S. tax analyses) that are provided to Qualifying Holders relating to such tax treatment and tax structure.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B, OR RSA 421-B, OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Summary

The following summary is qualified in its entirety by more detailed information appearing elsewhere in this Offering Memorandum. The following is only a summary of salient information set forth elsewhere herein. Qualifying Holders should read and understand the entire Offering Memorandum, including the considerations described in "Certain considerations relating to the Exchange Offer and the Consent Fee Offer", before deciding whether to participate in the Exchange Offer and/or the Consent Fee Offer.

SUMMARY OF THE EXCHANGE OFFER AND THE CONSENT FEE OFFER

Existing Notes with respect to which the Exchange Offer and the Consent Fee Offer are made	U.S.$100,000,000 Guaranteed Notes due 2007 of the Issuer guaranteed by the Guarantor. The ISIN and the common code of the Existing Notes are XS0145016498 and 014501649, respectively.
Qualifying Holders	Each Existing Holder who meets the following criteria is a "Qualifying Holder" and will be permitted to participate in the Exchange Offer and/or the Consent Fee Offer: (a) Existing Holders who have certified (i) that they are not U.S. persons and are not in the United States or (ii) that they are Qualified Institutional Buyers; (b) Existing Holders who have certified that they are not in and are not residents of Indonesia may participate in the Exchange Offer and/or the Consent Fee Offer, except for the first 49 Existing Holders who are in or are residents of Indonesia to submit valid Letters of transmittal and (where applicable) whose tenders are accepted; and (c) Existing Holders in any jurisdiction where the making of the Exchange Offer and/or the Consent Fee Offer in such jurisdiction is not unlawful, or does not otherwise result in the need for notification, registration, filing or any other action to be taken in such jurisdiction. See "Offer restrictions" for a description of offer restrictions in certain other jurisdictions.
Exchange Offer..................................	The Issuer is offering to Qualifying Holders to exchange each U.S.$1,000 principal amount of Existing Notes tendered (and not withdrawn) for a principal amount of Exchange Notes equal to U.S.$1,030 divided by the Issue Price. See "Annex 1 — Calculation of Exchange Note Entitlement" for an illustration of the calculation of a tendering Qualifying Holder's entitlement to Exchange Notes and Cash Exchange Equivalent (as defined elsewhere in this Offering Memorandum) in the Exchange Offer. Qualifying Holders must, when tendering Existing Notes in the Exchange Offer, deliver voting instructions in relation to such Existing Notes in favor of the Amending Resolution. Qualifying Holders who wish to participate in the Exchange Offer are required to either (i) specify a minimum yield payable on the Exchange Notes (the "Offered Yield") or (ii) agree to accept the yield payable on the Exchange Notes (the "Determined Yield") as determined by the Issuer on or about the Meeting Date (as defined elsewhere in this Offering Memorandum) but prior to the Exchange Date.

	Subject to the fulfillment, or waiver by the Issuer, of all the conditions precedent to the Exchange Offer, the Issuer will issue Exchange Notes on the Exchange Date to all Qualifying Holders who have either specified an Offered Yield which is equal to or less than the Determined Yield or who have agreed to accept the Determined Yield. Qualifying Holders whose tender is otherwise valid but who have specified an Offered Yield which exceeds the Determined Yield or who have neither specified an Offered Yield nor agreed to accept the Determined Yield, will (unless the related voting instructions are revoked) be deemed to have participated in the Consent Fee Offer and will receive the Consent Fee (and any Early Consent Fee, as applicable) related to such voting instructions, subject to the fulfillment, or waiver by the Issuer, of all the conditions precedent to the Consent Fee Offer. See page 27 of this Offering Memorandum.
	The Issuer will determine a range for the yield payable on the Exchange Notes (the "Yield Range"), which will be given to Qualifying Holders by way of a supplement to this Offering Memorandum expected to be sent to Qualifying Holders on or about May 9, 2003.
	The Determined Yield, the Issue Price and the interest rate payable on the Exchange Notes will be notified to Qualifying Holders by way of a supplement to this Offering Memorandum expected to be sent to Qualifying Holders on or about the Meeting Date but prior to the Exchange Date.
Early Tender Fee	The Issuer will pay the Early Tender Fee to Qualifying Holders who tender (and do not withdraw) Existing Notes on or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003. Subject to the fulfillment, or waiver by the Issuer, of all of the conditions precedent to the Exchange Offer, the Early Tender Fee will be paid in cash on the Exchange Date and will be equal to 0.50% of the principal amount of Existing Notes tendered. See page 27 of this Offering Memorandum.
Exchange Entitlement	A principal amount of Exchange Notes equal to U.S.$1,030 divided by the Issue Price for each U.S.$1,000 principal amount of Existing Notes tendered (and not withdrawn). Aggregate entitlements of Qualifying Holders to Exchange Notes which are not multiples of U.S.$1,000 will be rounded down to the nearest U.S.$1,000 and the difference will be paid in cash (the "Cash Exchange Equivalent") to the relevant Qualifying Holders on the Exchange Date. See "Annex 1 — Calculation of Exchange Note Entitlement" for an illustration of the calculation of a tendering Qualifying Holder's entitlement to Exchange Notes and Cash Exchange Equivalent in the Exchange Offer.
Exchange Notes	The Exchange Notes will rank *pari passu* and form a single series with the Placement Notes proposed to be issued by the Issuer and guaranteed by the Guarantor on the Exchange Date.
Consent Fee Offer	The Issuer is offering to pay the Consent Fee to Qualifying Holders who deliver (and do not revoke) voting instructions in favor of the Amending Resolution. Subject to the fulfillment, or waiver by the Issuer, of all of the conditions precedent to the Consent Fee Offer, the Consent Fee will be paid in cash on the Exchange Date and will be equal to 1.00% of the principal amount of Existing Notes in respect of which voting instructions in favor of the Amending Resolution have been delivered. See page 27 of this Offering Memorandum.
	No Consent Fee or Early Consent Fee will be payable in respect of voting instructions delivered in relation to tenders accepted in the Exchange Offer.

Early Consent Fee	The Issuer will pay the Early Consent Fee to Qualifying Holders who deliver (and do not revoke) their voting instructions in favor of the Amending Resolution on or prior to 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003. The Early Consent Fee will be paid in addition to the Consent Fee. Subject to the fulfillment, or waiver by the Issuer, of all of the conditions precedent to the Consent Fee Offer, the Early Consent Fee will be paid in cash on the or about Exchange Date and will be equal to 0.50% of the principal amount of Existing Notes in respect of which voting instructions in favor of the Amending Resolution have been delivered. See page 27 of this Offering Memorandum.
Proposed Amendments	The Proposed Amendments are described in "Annex 2 — Proposed Amendments" and will be implemented, subject to and by way of, the passing of the Amending Resolution which will be submitted to the vote of Existing Holders at the Meeting of Existing Holders (as defined elsewhere in this Offering Memorandum), and the execution of the Supplemental Trust Deed (as defined elsewhere in this Offering Memorandum). If the Amending Resolution is duly passed at the Meeting of Existing Holders, then the terms and conditions of all Existing Notes will be amended to effect the Proposed Amendments upon execution of the Supplemental Trust Deed. The Supplemental Trust Deed giving effect to such Proposed Amendments will be executed on the business day immediately following the Meeting Date. The terms of the Supplemental Trust Deed will provide that if neither the Exchange Offer nor the Consent Fee Offer are consummated on or before June 10, 2003, the Proposed Amendments will thereupon be deemed to have never taken effect.
Meeting of Existing Holders	The meeting of Existing Holders (the "Meeting of Existing Holders") at which the Amending Resolution will be submitted to the vote of Existing Holders will be held at 10:00 a.m., Singapore time, on May 16, 2003 (the "Meeting Date") at 5 Temasek Boulevard, #18-00 Suntec Tower Five, Singapore 038985. The Issuer is entitled at any time on or before the Meeting Date to cancel the Meeting of Existing Holders and not to proceed with the Meeting of Existing Holders as scheduled. Notice of any cancellation of the Meeting of Existing Holders shall be given to the Existing Holders, the Existing Trustee, the Existing Principal Paying Agent, the Exchange and Consent Agent and the Dealer Manager.
Exchange Date	On or about May 23, 2003.
Participating in Exchange Offer	A Qualifying Holder who wishes to participate in the Exchange Offer must deliver Tender Instructions (as defined elsewhere in this Offering Memorandum) to the relevant Clearing System and a duly completed Letter of transmittal for tender (in the form accompanying this Offering Memorandum) to the Exchange and Consent Agent, as described in "Description of the Exchange Offer and Consent Fee Offer — The Terms of the Exchange Offer — Procedures for participating in the Exchange Offer" or (ii) request his broker, dealer, bank, custodian, trust company or other direct participant or nominee to participate in the Exchange Offer on his behalf. Qualifying Holders cannot participate in both the Exchange Offer and the Consent Fee Offer in respect of the same holding of Existing Notes. Only Qualifying Holders may participate in the Exchange Offer.

Participating in Consent Fee Offer	A Qualifying Holder who wishes to participate in the Consent Fee Offer must deliver Consent Instructions (as defined elsewhere in this Offering Memorandum) to the relevant Clearing System and a duly completed Letter of transmittal for consent (in the form accompanying this Offering Memorandum) to the Exchange and Consent Agent, as described in "Description of the Exchange Offer and Consent Fee Offer — The Terms of the Consent Fee Offer — Procedures for participating in the Consent Fee Offer" or (ii) request his broker, dealer, bank, custodian, trust company or other direct participant or nominee to participate in the Consent Fee Offer on his behalf. Qualifying Holders cannot participate in both the Consent Fee Offer and the Exchange Offer in respect of the same holding of Existing Notes. Only Qualifying Holders may participate in the Consent Fee Offer.
Conditions to the Offers	The Exchange Offer and the Consent Fee Offer (together, the "Offers") are conditional upon, among other things, the Amending Resolution having been duly passed at the Meeting of Existing Holders. See "Certain conditions to the Exchange Offer and the Consent Fee Offer" on page 27 of this Offering Memorandum.
Offer Period	Qualifying Holders who wish to participate in the Exchange Offer and/or the Consent Fee Offer must tender their Existing Notes and/or deliver their voting instructions (as the case may be) during the Offer Period, commencing at 11:00 a.m., London time (5:00 p.m., Jakarta time), on April 24, 2003 and ending at 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003, unless the Offer Period is extended by the Issuer.
Withdrawal and Revocation	Tenders made, and voting instructions delivered, in the Exchange Offer and/or the Consent Fee Offer (as the case may be) may be withdrawn, revoked or revised (as the case may be) at any time on or prior to the expiration of the Offer Period, being 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003, in the manner described in this Offering Memorandum. Unless otherwise indicated, the withdrawal of tenders of Existing Notes will not be deemed a revocation of the related voting instructions in favor of the Amending Resolution. Qualifying Holders who have not revoked the voting instructions to which their withdrawn tender relates will be deemed to have participated in the Consent Fee Offer and will receive the Consent Fee (and any Early Consent Fee, as applicable), subject to the fulfillment , or waiver by the Issuer, of all the conditions precedent to the Consent Fee Offer. However, revocation of voting instructions in favor of the Amending Resolution shall render the tender of the related Existing Notes invalid.
Current Pay Interest	Interest accrued but unpaid up to (but not including) the Exchange Date ("Current Pay Interest") on Existing Notes exchanged for Exchange Notes will, subject to the completion of the Exchange Offer, be paid to the relevant Qualifying Holders on the Exchange Date.
Dealer Manager	UBS AG, Singapore Branch (the "Dealer Manager"), which may in certain circumstances act through certain of its affiliates from time to time. The address and telephone number of the Dealer Manager are set forth on the back cover page of this Offering Memorandum.

Exchange and Consent Agent	JPMorgan Chase Bank, London Branch (the "Exchange and Consent Agent"). The address and telephone number of the Exchange and Consent Agent are set forth on the back cover page of this Offering Memorandum.
Existing Trustee	JPMorgan Chase Bank, London Branch is the trustee (the "Existing Trustee") under the trust deed between the Issuer, the Guarantor and the Existing Trustee dated as of March 19, 2002 (the "Existing Trust Deed") relating to the Existing Notes.
Existing Principal Paying Agent	JPMorgan Chase Bank, London Branch is the principal paying agent (the "Existing Principal Paying Agent") under the paying agency agreement between the Issuer, the Guarantor and the paying agents named therein dated as of March 19, 2002 relating to the Existing Notes. The address and telephone number of the Existing Principal Paying Agent are set forth on the back cover page of this Offering Memorandum.
Considerations related to the Exchange Offer	Among other considerations relating to the Exchange Offer, Qualifying Holders who wish to participate in the Exchange Offer should consider that the extent of the public market for the Existing Notes following consummation of the Exchange Offer will depend upon, among other things, the remaining outstanding principal amount of Existing Notes available for trading, the number of Existing Holders remaining at such time and the interest in making a market in the Existing Notes on the part of the securities firms. See "Considerations relating to the Exchange Offer and the Consent Fee Offer".
Considerations relating to the Proposed Amendments	Among other considerations relating to the Exchange Offer and the Consent Fee Offer, Qualifying Holders who wish to participate in the Exchange Offer and/or the Consent Fee Offer should consider that the protection given to Existing Holders by certain covenants of the Exchange Notes and the Existing Notes as amended pursuant to the Proposed Amendments will be less than the protection given to Existing Holders by the corresponding covenants of the Existing Notes. See "Considerations relating to the Exchange Offer and the Consent Fee Offer".

SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

The following is a summary description only of the Exchange Notes, (the full terms and conditions of which are set out in "Annex 5 — Terms and conditions of the Exchange Notes and the Placement Notes") and is subject to amendment and completion prior to the close of the Offer Period, except that further information necessary to complete the terms and conditions, including the Determined Yield, the Issue Price, the rate of interest and certain other final information relating to the Exchange Notes and the Placement Notes, will be given to Qualifying Holders by way of an additional supplement to this Offering Memorandum containing the Final Offering Circular relating to the Placement Notes expected to be sent to Qualifying Holders on or about the Meeting Date but prior to the Exchange Date. Capitalised terms used herein and not defined herein have the meanings given to them in "Annex 5 — Terms and conditions of the Exchange Notes and the Placement Notes".

Issuer	MEI Euro Finance Limited.
Guarantor	PT Medco Energi Internasional Tbk.
Exchange Notes	Fixed Rate Guaranteed Notes due 2010.
Exchange Guarantee	Payment of principal, interest and any additional amounts (as described elsewhere in this Offering Memorandum) on the Exchange Notes will be irrevocably and unconditionally guaranteed by the Guarantor.
Maturity Date	Seven years from the Exchange Date.
Redemption at the option of the Noteholder	The Exchange Notes may be redeemed, in whole or in part, at the option of the holder, at a redemption price equal to the principal amount thereof, plus accrued interest to the redemption date (plus any additional amounts due thereon if any), on the Interest Payment Date falling on or about the fifth anniversary of the Exchange Date.
Interest	The Exchange Notes will bear interest from their date of issue at the same rate of interest as the rate which is fixed for the Placement Notes and which will be payable semi-annually in arrear each year, to the persons in whose names the Exchange Notes are registered at the close of business on the record date next preceding the relevant Interest Payment Date.
Denomination	The Exchange Notes will be in the denomination of U.S.$1,000 each and integral multiples thereof. The Exchange Notes will be traded in minimum board lot size of U.S.$200,000 as long as any of the Exchange Notes remain listed on the SGX-ST.
Withholding Taxes	Payment of principal of, and interest on, the Exchange Notes and any additional amounts on the Exchange Notes will be made by the Issuer through JPMorgan Chase Bank, London Branch as principal paying agent in immediately available funds. All payments in respect of the Exchange Notes and the Exchange Guarantee shall be made free and clear of, and without withholding or deduction, for Mauritius or Indonesian taxes. In the event that the Issuer or the Guarantor is required by law to deduct or withhold Mauritius or Indonesian taxes, the Issuer or the Guarantor, as the case may be, will pay additional amounts (subject to certain exceptions) in respect of such withholding tax on such payments.

Ranking	The Exchange Notes will be senior obligations of the Issuer and will rank *pari passu* in right of payment to all other existing and future senior indebtedness of the Issuer. The Exchange Guarantee will be a senior obligation of the Guarantor and will rank *pari passu* in right of payment to all other existing and future senior indebtedness of the Guarantor. The Exchange Notes and the Exchange Guarantee will be effectively subordinated to any other secured obligations of the Issuer and the Guarantor to the extent of the assets serving as security therefor and to all indebtedness of subsidiaries of the Guarantor with respect to the assets of such subsidiaries. The Exchange Notes will rank *pari passu* with the Placement Notes and with any outstanding Existing Notes.
Optional Tax Redemption	Subject to certain exceptions and as more fully described herein, the Exchange Notes may be redeemed, in whole but not in part, at the option of the Issuer, at a redemption price equal to the principal amount thereof, plus accrued interest to the redemption date (plus additional amounts due thereon, if any) if, as a result of certain changes in the laws, treaties, regulations or rulings (or the application or interpretation thereof) affecting Mauritius or Indonesian taxes, the Issuer or the Guarantor would be required to pay certain additional amounts.
Certain Covenants	The Issuer and the Guarantor will agree in the Exchange Notes and the Conditions related thereto to observe certain covenants, including, among other things, covenants as to maintenance of certain financial ratios, incurrence of additional debt, grant of security interests, payment of dividends, mergers, acquisitions and disposals and certain other covenants. See "Annex 5 — Terms and conditions of the Exchange Notes and the Placement Notes". Such covenants will be identical to those of the Placement Notes. Such covenants will differ from the covenants of the Existing Notes as described in "Annex 2 — Proposed Amendments".
Events of Default	Certain events will permit acceleration of the principal of the Exchange Notes (together with all interest and additional amounts accrued and unpaid thereon). These events include default with respect to the payment of principal of, or interest or additional amounts on, the Exchange Notes.
Book-entry; Delivery and form	Exchange Notes delivered to Qualified Institutional Buyers will be represented by a Rule 144A Global Note in fully registered form without interest coupons, deposited with a custodian for, and registered in the name of a nominee for, DTC. Exchange Notes delivered in offshore transactions in reliance on Regulation S will be represented by a Regulation S Global Note in fully registered form without interest coupons deposited with a common depositary for Euroclear and Clearstream and registered in the name of a nominee for such common depositary.

Offering restrictions	The Exchange Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction. Unless they are registered, the Exchange Notes may be offered only in transactions that are exempt from registration. Accordingly, the Exchange Notes are only being offered to certain non-U.S. persons outside the United States and to certain Qualified Institutional Buyers. Prospective purchasers are hereby notified that the Issuer and the Guarantor are relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A. For further details about eligible offerees and resale restrictions, see the supplement to this Offering Memorandum containing the Preliminary Offering Circular relating to the Placement Notes expected to be sent to Qualifying Holders on or about May 2, 2003.
Transfer Restrictions	Exchange Notes issued to Existing Holders will be restricted securities within the meaning of Rule 144(a)(3) under the Securities Act to the same extent and proportion that the Existing Notes held by such holders were restricted securities and may not be offered, sold or otherwise transferred except in compliance with Rule 145(d) under the Securities Act. The transfer restrictions described in the Preliminary Offering Circular and the Final Offering Circular relating to the Placement Notes (which will be given to Qualifying Holders by way of supplements to this Offering Memorandum expected to be sent to Qualifying Holders on or about May 2, 2003 and on or about the Meeting Date but prior to the Exchange Date, respectively) also apply to the Exchange Notes.
Available Information	For so long as Exchange Notes remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act, the Issuer and the Guarantor will furnish, upon the request of any holder of such Exchange Notes, such information as is specified in paragraph (d)(4) of Rule 144A under the Securities Act, to such holder or beneficial owner or to a prospective purchaser of such Exchange Note or interest therein who is a Qualified Institutional Buyer in order to permit compliance by such holder or beneficial owner with Rule 144A in connection with the resale of such Exchange Note or beneficial interest therein in reliance on Rule 144A unless, at the time of such request, the Issuer and the Guarantor are subject to the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), or are included in the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act (and therefore is required to furnish the U.S. Securities and Exchange Commission certain information pursuant to Rule 12g3-2(b) under the Exchange Act). At the date of this Offering Memorandum, neither the Issuer nor the Guarantor was included on the list of foreign private issuers that claim exemption from registration under Rule 12g3-2(b).

Listing and Trading	Application will be made to the SGX-ST for permission to deal in and quotation for the Exchange Notes and the Placement Notes on the SGX-ST. Such permission will be granted when the Exchange Notes and the Placement Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions or reports contained in this Offering Memorandum. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Issuer, the Guarantor, the Exchange Notes or the Placement Notes. The Issuer will apply for the Exchange Notes and the Placement Notes to be designated for trading on the PORTAL Market of the National Association of Securities Dealers, Inc.
New Principal Paying Agent and Registrar	JPMorgan Chase Bank, London Branch, will act as the new principal paying agent (the "New Principal Paying Agent") and the registrar under the agency agreement to be executed between the Issuer, the Guarantor and the agents named therein.
New Trustee	J.P. Morgan Corporate Trustee Services Limited will act as the trustee (the "New Trustee") under the trust deed to be executed between the Issuer, the Guarantor and the New Trustee in relation to the Placement Notes and the Exchange Notes.
Governing Law	The Exchange Notes will be governed by, and construed in accordance with, the laws of England.
Placement Notes	The Placement Notes are expected to be issued the Issuer and guaranteed by the Guarantor on the Exchange Date. The Placement Notes will rank *pari passu* and form a single series with the Exchange Notes.
Risk Factors relating to the Exchange Notes	Investment in the Exchange Notes is speculative and involves risks. In addition to the considerations set out under "Considerations relating to the Exchange Offer and the Consent Fee Offer — Considerations relating to the Exchange Offer", Qualifying Holders should be aware of the risks relating to Indonesia, the risks relating to the Company and the oil and gas industry and the risks relating to the Placement Notes, which apply equally to the Exchange Notes, described in the section entitled "Risk Factors" in the Preliminary Offering Circular relating to the Placement Notes to be given to Qualifying Holders on or about May 2, 2003 by way of a supplement to this Offering Memorandum.

TIMETABLE FOR THE EXCHANGE OFFER AND CONSENT FEE OFFER

The following summarizes the anticipated timetable for the Exchange Offer and Consent Fee Offer assuming, among other things, that the Offer Period is not extended by the Issuer. The following table is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Offering Memorandum.

Date and Time	Event
April 24, 2003	Publication of the Notice of Meeting of Existing Holders.
11:00 a.m. London time (5:00 p.m. Jakarta time) on April 24, 2003 through 5:00 p.m. London time (11:00 p.m. Jakarta time) on May 13, 2003	Offer Period. Qualifying Holders who wish to participate in the Exchange Offer and/or the Consent Fee Offer must tender their Existing Notes and/or deliver their voting instructions during the Offer Period as the case may be. Tenders of Existing Notes and voting instructions may be withdrawn, revoked or revised (as the case may be) at any time on or prior the expiration of the Offer Period.
On or about May 2, 2003	Information relating to the Issuer, the Guarantor and the Placement Notes which is relevant to the Exchange Notes will be given to Qualifying Holders by way of a supplement to this Offering Memorandum containing the Preliminary Offering Circular relating to the Placement Notes and expected to be sent to Qualifying Holders on or about this date.
11:00 a.m. London time (5:00 p.m. Jakarta time) on May 7, 2003	Tenders in the Exchange Offer and/or voting instructions in the Consent Fee Offer must be made or delivered (as the case may be) prior to this time and date to qualify for the Early Tender Fee and/or the Early Consent Fee (as the case may be).
On or about May 9, 2003	The Yield Range will be given to Qualifying Holders by way of an additional supplement to this Offering Memorandum expected to be given to Qualifying Holders on or about this date.
5:00 p.m. London time (11:00 p.m. Jakarta time) on May 13, 2003	The Offer Period expires, unless extended by the Issuer.
May 16, 2003	Meeting Date.
On or about May 16, 2003	Pricing and signing of subscription agreement in relation to Placement Notes (if the Amending Resolution is duly passed at Meeting of Existing Holders). Execution of the Supplemental Trust Deed and coming into effect of the Proposed Amendments. Further information relating to the Placement Notes, including the Determined Yield, the Issue Price, the interest rate and other final information in relation to the Placement Notes which is relevant to the Exchange Notes will be given to Qualifying Holders by way of an additional supplement to this Offering Memorandum containing the Final Offering Circular relating to the Placement Notes and expected to be sent to Qualifying Holders on or about this date.

On or about May 23, 2003	Exchange Date. Payment of the Early Tender Fee, the Early Consent Fee, the Consent Fee, the Cash Exchange Equivalent and Current Pay Interest, issue of the Exchange Notes and the Placement Notes will take place on or about this date. Surrender and cancellation of Existing Notes subject to exchange in Exchange Offer will occur on or about this date.
On or before June 10, 2003	The Proposed Amendments will be deemed to have never taken effect if neither the Exchange Offer nor the Consent Fee Offer are consummated on or before this date.

Description of the Exchange Offer and the Consent Fee Offer

THE EXCHANGE OFFER

The Issuer is offering to Qualifying Holders to exchange each U.S.$1,000 principal amount of Existing Notes tendered (and not withdrawn) for a principal amount of Exchange Notes equal to U.S.$1,030 divided by the Issue Price. See "Annex 1 — Calculation of Exchange Note Entitlement" for an illustration of the calculation of a tendering Qualifying Holder's entitlement to Exchange Notes and Cash Exchange Equivalent in the Exchange Offer. Qualifying Holders must, when tendering Existing Notes in the Exchange Offer, deliver voting instructions in relation to such Existing Notes in favor of the Amending Resolution. See "Annex 2 — Proposed Amendments" for a description of the Proposed Amendments.

Qualifying Holders who wish to participate in the Exchange Offer are required to either (i) specify an Offered Yield or (ii) agree to accept the Determined Yield. Subject to the fulfillment, or waiver by the Issuer, of all of the conditions precedent to the Exchange Offer, the Issuer will issue Exchange Notes on the Exchange Date to all Qualifying Holders who have either specified an Offered Yield which is equal to or less than the Determined Yield or who have agreed to accept the Determined Yield.

Qualifying Holders whose tender is otherwise valid but who have specified an Offered Yield which exceeds the Determined Yield or who have neither specified an Offered Yield nor agreed to accept the Determined Yield, will (unless the related voting instructions are revoked) be deemed to have participated in the Consent Fee Offer and will receive the Consent Fee (and any Early Consent Fee, as applicable) related to such voting instructions, subject to the fulfillment, or waiver by the Issuer, of all the conditions precedent to the Consent Fee Offer.

The Issuer will pay the Early Tender Fee to Qualifying Holders who tender (and do not withdraw) Existing Notes on or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003. Subject to the fulfillment, or waiver by the Issuer, of all of the conditions precedent to the Exchange Offer, the Early Tender Fee will be paid in cash on the Exchange Date and will be equal to 0.50% of the principal amount of Existing Notes tendered.

Qualifying Holders cannot participate in both the Exchange Offer and the Consent Fee Offer in respect of the same holding of Existing Notes.

The Guarantor will unconditionally and irrevocably guarantee the due and punctual payment of all amounts at any time becoming due and payable in respect of the Exchange Notes under the Exchange Guarantee. The Exchange Notes will rank *pari passu* and form a single series with the Placement Notes proposed to be issued by the Issuer and guaranteed by the Guarantor on the Exchange Date.

Information relating to the Issuer, the Guarantor and the Placement Notes which is relevant to the Exchange Notes will be given to Qualifying Holders by way of a supplement to this Offering Memorandum containing the Preliminary Offering Circular relating to the Placement Notes and expected to be sent to Qualifying Holders on or about May 2, 2003. The Yield Range in relation to the Exchange Notes and the Placement Notes will be given to Qualifying Holders by way of a supplement to this Offering Memorandum expected to be sent to Qualifying Holders on or about May 9, 2003. Further information relating to the Placement Notes, including the Determined Yield, the Issue Price, the rate of interest and certain other final information relating to the Exchange Notes and the Placement Notes will be given to Qualifying Holders by way of an additional supplement to this Offering Memorandum containing the Final Offering Circular relating to the Placement Notes and expected to be sent to Qualifying Holders on or about the Meeting Date but prior to the Exchange Date.

Subject to the fulfillment, or waiver by the Issuer, of all the conditions precedent to the Exchange Offer, Current Pay Interest accrued but unpaid up to (but not including) the Exchange Date on Existing Notes the tender of which has been accepted will be paid to the relevant Qualifying Holders on the Exchange Date.

The Exchange Offer is conditional, among other things, upon the Amending Resolution having been duly passed at the Meeting of Existing Holders. The exchange under the Exchange Offer will occur, so long as all conditions precedent thereto have been fulfilled, or waived by the Issuer, on the Exchange Date. See "Conditions to the Exchange Offer and the Consent Fee Offer".

Only Qualifying Holders may participate in the Exchange Offer. Each Existing Holder who meets the following criteria is a "Qualifying Holder" and will be and is permitted to participate in the Exchange Offer: (a) Existing Holders who have certified (i) that they are not U.S. persons and are not in the United States or (ii) that they are Qualified Institutional Buyers; (b) Existing Holders who have certified that they are not in and are not residents of Indonesia may participate in the Exchange Offer, except for the first 49 Existing Holders who are in or are residents of Indonesia to submit valid Letters of transmittal in the Exchange Offer and/or the Consent Fee Offer and (where applicable) whose tenders are accepted; and (c) Existing Holders in any jurisdiction where the making of the Exchange Offer in such jurisdiction is not unlawful, or does not otherwise result in the need for notification, registration, filing or any other action to be taken in such jurisdiction. See "Offer restrictions" for a description of offer restrictions in certain other jurisdictions.

A Qualifying Holder who wishes to participate in the Exchange Offer must deliver Tender Instructions to the relevant Clearing System and a duly completed Letter of transmittal for tender (in the form accompanying this Offering Memorandum) to the Exchange and Consent Agent, prior to the expiration of the Offer Period, as described in "— The terms of the Exchange Offer — Procedures for participating in the Exchange Offer" or (ii) request his broker, dealer, bank, custodian, trust company or other direct participant or nominee to participate in the Exchange Offer on his behalf. Qualifying Holders whose Existing Notes are held on their behalf by a broker, dealer, bank, custodian, trust company or other direct participant or nominee must contact that person if they wish to participate in the Exchange Offer.

Qualifying Holders who wish to participate in the Exchange Offer must tender their Existing Notes during the Offer Period, commencing at 11:00 a.m., London time (5:00 p.m., Jakarta time) on April 24, 2003 and ending at 5:00 p.m., London time (11:00 p.m., Jakarta time) on May 13, 2003, unless the Offer Period is extended by the Issuer by notice to the Exchange and Consent Agent, the Existing Principal Paying Agent and the Qualifying Holders, in which case Qualifying Holders will be able to tender their Existing Notes at any time prior to the expiry of such extended Offer Period. During such extension, all valid tenders previously made and not withdrawn, and all related voting instructions, will remain valid, subject to the rights of a Qualifying Holder to withdraw or revise such tender and revoke such voting instructions in the manner described in this Offering Memorandum. Existing Notes validly tendered will be credited to a Clearing Systems account maintained by the Exchange and Consent Agent for such purpose (the "Exchange Account") and will remain blocked in the Exchange Account until the earlier of (i) the Exchange Offer being withdrawn by the Issuer, (ii) the relevant tender being withdrawn by the relevant Qualifying Holder or rejected by the Issuer, (iii) the exchange of such Existing Notes for Exchange Notes and the payment of any Early Tender Fee, Current Pay Interest and Cash Exchange Equivalent on the Exchange Date and (iv) in the case of a tender which has been withdrawn but for which the related voting instructions have not been revoked, or in the case where the Offered Yield exceeds the Determined Yield or where the Qualifying Holder has neither specified an Offered Yield nor agreed to accept the Determined Yield but for which the related voting instructions have not been revoked, the payment of the Consent Fee and any Early Consent Fee on the Exchange Date.

Tenders made and voting instructions delivered in the Exchange Offer and/or the Consent Fee Offer (as the case may be) may be withdrawn, revoked or revised at any time on or prior the expiration of the Offer Period, being 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003, in the manner described in this Offering Memorandum. Unless otherwise indicated, the withdrawal of Existing Notes tendered will not be deemed a revocation of the related voting instructions in favor of the Amending Resolution. Qualifying Holders who have not revoked the voting instructions to which their withdrawn tender relates will be deemed to have participated in the Consent Fee Offer and will receive the Consent Fee (and any Early Consent Fee, as applicable), subject to the fulfillment, or waiver by the Issuer, of all the conditions precedent to the Consent Fee Offer. However, revocation of voting instructions in favor of the Amending Resolution shall render the tender of the related Existing Notes invalid.

The Issuer may withdraw the Exchange Offer, or amend or modify the terms and conditions of the Exchange Offer, in the manner set forth in this Offering Memorandum at any time prior to the expiration of the Offer Period.

CONSENT FEE OFFER

The Issuer is offering to pay the Consent Fee to Qualifying Holders who deliver (and do not revoke) voting instructions in favor of the Amending Resolution. Subject to the fulfillment, or waiver by the Issuer, of all of the conditions precedent to the Consent Fee Offer, the Consent Fee will be paid in cash on the Exchange Date and will be equal to 1.00% of the principal amount of Existing Notes in respect of which voting instructions in favor of the Amending Resolution have been delivered.

The Issuer will pay the Early Consent Fee to Qualifying Holders who deliver (and do not revoke) their voting instructions in favor of the Amending Resolution on or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003. The Early Consent Fee will be paid in addition to the Consent Fee. Subject to the fulfillment, or waiver by the Issuer, of all of the conditions precedent to the Consent Fee Offer, the Early Consent Fee will be paid in cash on the Exchange Date and will be equal to 0.50% of the principal amount of Existing Notes in respect of which voting instructions in favor of the Amending Resolution have been delivered.

Qualifying Holders cannot participate in both the Consent Fee Offer and the Exchange Offer in respect of the same holding of Existing Notes.

The Consent Fee Offer is conditional, among other things, upon the Amending Resolution having been duly passed at the Meeting of Existing Holders. The payment of the Consent Fee and any Early Consent Fee under the Consent Fee Offer will occur, so long as all conditions precedent thereto have been fulfilled, or waived by the Issuer, on the Exchange Date. See "Conditions to the Exchange Offer and the Consent Fee Offer".

Only Qualifying Holders may participate in the Consent Fee Offer. Each Existing Holder who meets the following criteria is a "Qualifying Holder" and will be and is permitted to participate in the Consent Fee Offer: (a) Existing Holders who have certified (i) that they are not U.S. persons and are not in the United States or (ii) that they are Qualified Institutional Buyers; (b) Existing Holders who have certified that they are not in and are not residents of Indonesia may participate in the Consent Fee Offer, except for the first 49 Existing Holders who are in or are residents of Indonesia to submit valid Letters of transmittal in the Exchange Offer and/or the Consent Fee Offer; and (c) Existing Holders in any jurisdiction where the making of the Consent Fee Offer in such jurisdiction is not unlawful, or does not otherwise result in the need for notification, registration, filing or any other action to be taken in such jurisdiction. See "Offer restrictions" for a description of offer restrictions in certain other jurisdictions.

A Qualifying Holder who wishes to participate in the Consent Fee Offer must deliver Consent Instructions to the relevant Clearing System and a duly completed Letter of transmittal for consent (in the form accompanying this Offering Memorandum and containing voting instructions in favor of the Amending Resolution) to the Exchange and Consent Agent, prior to the expiration of the Offer Period, as described in "The Terms of the Consent Fee Offer — Procedures for participating in the Consent Fee Offer" or (ii) request his broker, dealer, bank, custodian, trust company or other direct participant or nominee to participate in the Consent Fee Offer on his behalf. Qualifying Holders whose Existing Notes are held on their behalf by a broker, dealer, bank, custodian, trust company or other direct participant or nominee must contact that person if they wish to participate in the Consent Fee Offer.

Qualifying Holders who wish to participate in the Consent Fee Offer must deliver their voting instructions in favor of the Amending Resolution during the Offer Period, commencing at 11:00 a.m., London time (5:00 p.m., Jakarta time) on April 24, 2003 and ending at 5:00 p.m., London time (11:00 p.m., Jakarta time) on May 13, 2003, unless the Offer Period is extended by the Issuer by notice to the Exchange and Consent Agent, the Existing Principal Paying Agent and the Qualifying Holders, in which case Qualifying Holders will be able to deliver their voting instructions at any time prior to the expiry of such extended Offer Period. During such extension, all valid voting instructions previously delivered and not revoked will remain valid, subject to the rights of a Qualifying Holder to revoke or revise such voting instructions in the manner described in this Offering Memorandum. Existing Notes relating to voting instructions validly delivered will remain blocked in the relevant Clearing System account until the earlier of (i) the Consent Fee Offer being withdrawn by the Issuer, (ii) the relevant voting instructions being revoked by the relevant Qualifying Holder or rejected by the Issuer and (iii) the payment of the Consent Fee and any Early Consent Fee on the Exchange Date.

Voting Instructions delivered may be revoked or revised at any time on or prior the expiration of the Offer Period, being 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003, in the manner described in this Offering Memorandum.

The Issuer may withdraw the Consent Fee Offer, or amend or modify the terms and conditions of the Consent Fee Offer, in the manner described in this Offering Memorandum at any time prior to the expiration of the Offer Period.

THE MEETING OF EXISTING HOLDERS

The Amending Resolution will be submitted to the vote of the Existing Holders at the Meeting of Existing Holders, scheduled to be held at 10:00 a.m., Singapore time, on May 16, 2003 at 5 Temasek Boulevard, #18-00 Suntec Tower Five, Singapore 038985. The Notice of Meeting of Existing Holders is set forth in "Annex 6 — Notice of Meeting of Existing Holders" except for the annexes thereto, comprising the Proposed Amendments and the certificate required to be delivered to obtain a copy of this Offering Circular and accompanying Letters of transmittal.

The Issuer is entitled at any time on or before the Meeting Date to cancel the Meeting of Existing Holders and not to proceed with the Meeting of Existing Holders as scheduled. Notice of any cancellation of the Meeting of Existing Holders shall be given to the Existing Holders and, the Existing Trustee, the Existing Principal Paying Agent, the Exchange and Consent Agent and the Dealer Manager.

Pursuant to the Existing Trust Deed between the Issuer, the Guarantor and the Existing Trustee, the Amending Resolution may only be considered at a meeting of Existing Holders which is quorate. The Existing Trust Deed provides that the quorum at the meeting to pass a resolution in the nature of the Amending Resolution will be a single Voter (as defined in the Existing Trust Deed) representing or holding more than half of the aggregate principal amount of the outstanding Existing Notes. The Existing Trust Deed provides that a resolution in the nature of the Amending Resolution will only take effect if it is passed at a quorate Meeting by a majority of not less than three quarters of the votes cast.

If within 15 minutes after the time fixed for the Meeting a quorum is not present, then (unless the Issuer, the Guarantor and the Existing Trustee otherwise agree), the Meeting shall be adjourned for such period (which shall be not less than 14 days and not more than 42 days) and to such place as the Chairman of the Meeting determines (with the approval of the Existing Trustee); provided, however, that:

(a) the Meeting shall be dissolved if the Issuer, the Guarantor and the Existing Trustee together so decide; and

(b) the Meeting may not be adjourned more than once for want of a quorum.

Pursuant to the Existing Trust Deed, if the Meeting of Existing Holders is adjourned for want of a quorum, no voting instructions delivered in the Exchange Offer and/or the Consent Fee will remain in force in relation to such Meeting when it is resumed.

In the case where the Meeting is adjourned for lack of quorum, at least 10 days' notice (exclusive of the day on which the notice is given and of the day on which the Meeting is to be resumed) of the adjourned Meeting shall be given, in the same manner as notice of the original Meeting.

The quorum at any adjourned Meeting shall be at least one Voter representing or holding the fraction of the aggregate principal amount of the outstanding Existing Notes represented or held by the Voter(s) actually present at the Meeting.

If within 15 minutes after the time appointed for any adjourned Meeting a quorum is not present, then the adjourned Meeting shall be dissolved.

If the Amending Resolution is duly passed at the Meeting of Existing Holders, then the terms and conditions of all of the Existing Notes will be amended to effect the Proposed Amendments by way of a deed supplemental to the Existing Trust Deed (the "Supplemental Trust Deed") between the Issuer, the Guarantor and the Existing

Trustee. The Supplemental Trust Deed will be executed on the business day immediately following the Meeting Date. The terms of the Supplemental Trust Deed will provide that if neither the Exchange Offer nor the Consent Fee Offer are consummated on or before June 10, 2003, the Proposed Amendments will thereupon be deemed to have never taken effect.

If the Amending Resolution is duly passed at the Meeting of Existing Holders, it will be binding upon all Existing Holders regardless of whether they voted in favor, against or abstained from voting on the Amending Resolution, and regardless of whether they attended the Meeting of Existing Holders.

No person shall be entitled to vote at the Meeting of Existing Holders in respect of Notes held by, for the benefit of, or on behalf of, the Issuer, the Guarantor or any Subsidiary (as defined in the Existing Trust Deed). Nothing herein shall prevent any of the proxies named in any form of proxy or any representative from being a director, officer or representative of or otherwise connected with the Issuer, the Guarantor or any Subsidiary.

Notice of the result of every vote on the Amending Resolution shall be given to the Existing Holders and the paying agents (with a copy to the Issuer, the Guarantor, the Exchange and Consent Agent and the Existing Trustee) within 14 days of the conclusion of the Meeting of Existing Holders.

THE PURPOSE OF THE EXCHANGE OFFER, THE CONSENT FEE OFFER AND THE PROPOSED AMENDMENTS

The primary purpose of the Exchange Offer, the Consent Fee Offer and the Proposed Amendments is to provide the Company broader flexibility to finance its operations, strengthen its capital structure and capitalize on strategic business opportunities. The terms and conditions of the Exchange Notes and the terms and conditions of the Existing Notes as amended pursuant to the Proposed Amendments are expected to achieve this objective with, among other things, greater flexibility in relation to permitted subsidiary indebtedness and permitted security interests. See "Annex 2 — Proposed Amendments".

The net proceeds raised from the issue of the Placement Notes are intended to be used by the Company primarily to finance its exploration, development and production activities in Indonesia as well as its acquisitions of oil and gas reserves, additional working capital and other general corporate purposes.

See "Considerations relating to the Exchange Offer and the Consent Fee Offer".

IMPLEMENTATION OF THE PROPOSED AMENDMENTS

The Proposed Amendments are described in "Annex 2 — Proposed Amendments" and will be implemented, subject to and by way of, the passing of the Amending Resolution which will be submitted to the vote of Existing Holders at the Meeting of Existing Holders, and the execution of a supplemental trust deed (the "Supplemental Trust Deed") by the Issuer, the Guarantor and the Existing Trustee. If the Amending Resolution is duly passed at the Meeting of Existing Holders, then the terms and conditions of all Existing Notes will be amended to effect the Proposed Amendments upon execution of the Supplemental Trust Deed. The Existing Principal Paying Agent will certify to the Existing Trustee that the Amending Resolution has been duly passed at the Meeting of Existing Holders. The Supplemental Trust Deed will be executed on the business day immediately following the Meeting Date. The terms of the Supplemental Trust Deed will provide that if neither the Exchange Offer nor the Consent Fee Offer are consummated on or before June 10, 2003, the Proposed Amendments will thereupon be deemed to have never taken effect.

TERMINATION, WAIVER, EXTENSION AND AMENDMENT

The Issuer expressly reserves the right, in its sole discretion, but subject to applicable law and the provisions of the Existing Trust Deed, to terminate the Exchange Offer and/or the Consent Fee Offer, and not accept any Existing Notes tendered for exchange (together with the related voting instructions) in the Exchange Offer and promptly return such Existing Notes to Qualifying Holders or any voting instructions delivered pursuant to the Consent Fee Offer, upon the failure of any of the conditions specified in "— Certain conditions of the Exchange Offer and the Consent Fee Offer".

The Issuer expressly reserves the right, in its sole discretion, but subject to applicable law and the provisions of the Existing Trust Deed, to change the Exchange entitlement, the Early Tender Fee, the Consent Fee or the Early Consent Fee or otherwise change the consideration payable to Qualifying Holders who participate in the Exchange Offer and/or the Consent Fee Offer, make any other change to the terms and conditions of the Exchange Offer and/or the Consent Fee Offer (including extending the Offer Period, subject to the withdrawal, revocation and revision rights of Qualifying Holders, which rights shall exist until the end of the Offer Period) or waive any condition to the Exchange Offer and/or Consent Fee Offer.

If the Issuer increases any such fee, ratio or consideration or extends the Offer Period, notice thereof will be given to Qualifying Holders by way of an additional supplement to this Offering Memorandum which will be sent to Qualifying Holders. Unless otherwise indicated in the relevant supplement to this Offering Memorandum, the other terms and conditions of the Exchange Offer and Consent Fee Offer (including the withdrawal, revocation and revision rights of Qualifying Holders) will remain unchanged. If the Issuer decreases any such fee, ratio or consideration, or makes any other change to the terms and conditions of the Exchange Offer and/or the Consent Fee Offer or waives any condition to the Exchange Offer and/or the Consent Fee Offer that results in any change to the circumstances of such offer (other than any change which is of a formal, minor or technical nature or is to correct a manifest error), notice thereof will be given to Qualifying Holders by way of an additional supplement to this Offering Memorandum which will be sent to Qualifying Holders and the Offer Period will be extended by at least 10 days (as set forth in such supplement) unless such other change or waiver is not, in the sole opinion of the Existing Trustee, materially prejudicial to the interests of the Existing Holders. In such case, unless otherwise indicated in the relevant supplement to this Offering Memorandum, the other terms and conditions of the Exchange Offer and Consent Fee Offer (including the withdrawal, revocation and revision rights of Qualifying Holders) will remain unchanged, except that the Offer Period may be extended accordingly.

The Issuer expressly reserves the right, in its sole discretion, but subject to applicable law and the provisions of the Existing Trust Deed, to make any change to the Proposed Amendments and the Amending Resolution. If the Issuer makes any change to the Amending Resolution, then the Issuer will convene a new meeting of Existing Holders and send to Existing Holders a new notice of meeting, setting forth the changed Amending Resolution, all in compliance with the Existing Trust Deed. In such case, the Offer Period will be extended and the extended Offer Period notified to Qualifying Holders. If the Issuer makes any change to the Proposed Amendments, the Issuer may, in addition to convening a new meeting of Existing Holders and sending a new notice of meeting to Existing Holders, give notice of such changed Proposed Amendments to Qualifying Holders by way of an additional supplement to this Offering Memorandum which will be sent to Qualifying Holders. Unless otherwise indicated in the relevant supplement to this Offering Memorandum, the terms and conditions of the Exchange Offer and the Consent Fee Offer (including the withdrawal, revocation and revision rights of Qualifying Holders) will remain unchanged, except that the Offer Period will be extended as mentioned above.

Any termination, waiver, extension, amendment or modification applicable to the Exchange Offer or the Consent Fee Offer or the Amending Resolution will apply to all Existing Notes which have been tendered pursuant to the Exchange Offer and not withdrawn or with respect to which voting instructions have been delivered and not revoked pursuant to the Exchange Offer or the Consent Fee Offer, as the case may be.

None of the Issuer, the Guarantor, the Existing Trustee, the Exchange and Consent Agent, the Existing Principal Paying Agent nor the Dealer Manager shall have any liability as a result of any amendment to or waiver of any term or condition of, or any termination or failure to complete, the Exchange Offer and/or the Consent Fee Offer or any extension of the Offer Period, and no such amendment, termination, failure or extension will entitle any Existing Holder to any compensation should he suffer loss as a result.

PURCHASE OF EXISTING NOTES BY THE ISSUER, THE GUARANTOR AND ANY GROUP SUBSIDIARY

The Issuer, the Guarantor and any Group Subsidiary (as defined in the terms and conditions of the Existing Notes) expressly reserve the absolute right, in their sole discretion and subject to applicable law, from time to time to purchase any Existing Notes after the expiration of the Offer Period, through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise on terms that may or may not differ materially from the terms of the Exchange Offer. Neither the Issuer, the Guarantor nor any Group Subsidiary shall be entitled to purchase any Existing Notes during the Offer Period, either on the open market or through privately negotiated transactions.

THE TERMS OF THE EXCHANGE OFFER

Effect of tender of Existing Notes in the Exchange Offer

The valid tender of Existing Notes by a Qualifying Holder in the Exchange Offer will constitute a binding agreement between such holder and the Issuer, upon the terms and subject to the conditions of the Exchange Offer. Such tender will constitute the agreement by such holder to deliver good and marketable title to the Existing Notes tendered, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind and such holder's delivery of voting instructions in favor of the Proposed Amendments.

Acceptance of Existing Notes for Exchange; Delivery of Exchange Notes

The exchange of Existing Notes for Exchange Notes, and the payment of any Early Tender Fee, Cash Exchange Equivalent and Current Pay Interest under the Exchange Offer shall occur, so long as all conditions precedent thereto have been fulfilled, or waived by the Issuer, on the Exchange Date.

The Issuer shall notify the Exchange and Consent Agent and the Existing Principal Paying Agent promptly on or prior to the Exchange Date whether the conditions precedent to the consummation of the Exchange Offer have been fulfilled or waived by the Issuer.

The Exchange and Consent Agent will calculate the Exchange Note entitlement, any Cash Exchange Equivalent and any Early Tender Fee of each Qualifying Holder under the Exchange Offer on the basis of the Existing Notes validly tendered by such Qualifying Holder and such calculation, absent manifest error, shall be final and binding on all Qualifying Holders. The Existing Principal Paying Agent will calculate the Current Pay Interest entitlement of each Qualifying Holder under the Exchange Offer on the same basis and such calculation, absent manifest error, shall be final and binding on all Qualifying Holders. The Exchange and Consent Agent will make available to the Existing Principal Paying Agent copies of any Letters of transmittal received by the Exchange and Consent Agent for the purposes of enabling the Existing Principal Paying Agent to calculate the Current Pay Interest entitlement.

Where the Existing Notes and the Exchange Notes are in definitive form, the Exchange and Consent Agent will act as agent for the Issuer for the purpose of surrendering to the Existing Principal Paying Agent for cancellation any Existing Notes validly tendered and delivering Exchange Notes and paying any Early Tender Fee, Cash Exchange Equivalent and Current Pay Interest to the relevant Qualifying Holders on the Exchange Date. Where the Exchange Notes are issued in global form, the Exchange and Consent Agent shall instruct the Clearing Systems to credit interests in the relevant principal amount of Exchange Notes to the accounts of the relevant Qualifying Holders in the Clearing Systems on the Exchange Date and shall simultaneously instruct the Clearing Systems to debit the relevant principal amount of Existing Notes from its Exchange Account and to credit the same to the account of the Existing Principal Paying Agent for cancellation on the Exchange Date. The Exchange and Consent Agent will pay on behalf of the Issuer any Early Tender Fee and Cash Exchange Equivalent and Current Pay Interest of each Qualifying Holder to the Clearing Systems for payment to such Qualifying Holder.

Each Qualifying Holder, by participating in the Exchange Offer, acknowledges that the Exchange and Consent Agent is acting as agent for the Issuer in the Exchange Offer.

If any tendered Existing Notes are not accepted for exchange because of an invalid or incomplete tender or the occurrence of any of the events set forth under "Conditions to the Exchange Offer and the Consent Fee Offer", Existing Notes in a principal amount equal to the principal amount not accepted will be, upon notice thereof by the Exchange and Consent Agent to the Clearing Systems, released in the Clearing System to the account where such Existing Notes are held, at the expense of the relevant Qualifying Holder, unless otherwise agreed by the Issuer, promptly and no later than the business day following the Exchange Date. In such case, the voting instructions relating to such Existing Notes shall be deemed withdrawn.

Procedures for participating in the Exchange Offer

In order to participate in the Exchange Offer, a Qualifying Holder must submit or arrange to have submitted his tender (by way of delivery of Tender Instructions and Letter of transmittal for tender in the manner described below) during the Offer Period, commencing at 11:00 a.m., London time (5:00 p.m., Jakarta time), on April 24,

2003 and ending at 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003, in accordance with the procedures set out below. Qualifying Holders cannot withdraw or revise their tender or revoke the related voting instructions after 5:00 p.m. London time (11:00 p.m. Jakarta time) on May 13, 2003. A Qualifying Holder may submit separate tenders for different holdings of Existing Notes.

Qualifying Holders cannot participate in both the Exchange Offer and the Consent Fee Offer in respect of the same holding of Existing Notes.

To participate in the Exchange Offer, a beneficial owner of Existing Notes must, if it is a direct participant, or, if it is not a direct participant, arrange to have its direct participant:

(a) submit Tender Instructions to Euroclear or Clearstream, in a manner and in accordance with the deadlines specified by Euroclear or Clearstream; and concurrently

(b) deliver a duly completed Letter of transmittal for tender, in the form accompanying this Offering Memorandum, to the Exchange and Consent Agent, at the facsimile numbers set out in the Letter of transmittal for tender.

"Tender Instructions" means instructions delivered by a direct participant to the relevant Clearing System instructing such Clearing System to:

(a) debit from its account and credit to the Exchange Account the specified principal amount of Existing Notes on or about the date of the Tender Instructions;

(b) credit to its account and debit from the Exchange Account the specified principal amount of Existing Notes upon the automatic withdrawal of the instructions in the event that the Exchange Offer is terminated on or before the Exchange Date or in the event that the relevant Existing Notes are not accepted in the Exchange Offer, in each case as notified to the Clearing Systems by the Exchange and Consent Agent;

(c) debit from the Exchange Account and credit to the account of the Existing Principal Paying Agent the specified principal amount of Existing Notes for cancellation by the Existing Principal Paying Agent on the Exchange Date, as notified to the Clearing Systems by the Exchange and Consent Agent;

(d) credit any Current Pay Interest, Early Tender Fee and Cash Exchange Equivalent to the cash account specified in the Tender Instructions on the Exchange Date, as notified to the Clearing Systems by the Exchange and Consent Agent; and

(e) disclose its name and information about the foregoing instructions (including, without limitation, the date and time of their receipt by the Clearing Systems, the principal amount of Existing Notes and its account number) to the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Principal Paying Agent, the Dealer Manager and their respective affiliates, agents and advisers.

Tender Instructions must be delivered by direct participants and received by Euroclear or Clearstream in accordance with their normal procedures.

Tender Instructions **MUST** contain a Unique Reference for each tender. No two Tender Instructions may have the same Unique Reference. A "Unique Reference" is a sequence of up to 16 digits or characters selected by the direct participant in Euroclear or Clearstream to identify the Tender Instructions which the direct participant is submitting. It is recommended that the Unique Reference include the internal account number that direct participants use to identify their internal accounts, plus additional characters to distinguish among multiple Tender Instructions from the same account.

Each Letter of transmittal for tender **MUST** have the same Unique Reference as the Tender Instructions relating to it. The Issuer, in its sole discretion, may consider invalid any Letter of transmittal for tender submitted without such Unique Reference, or with a Unique Reference that does not match the Unique Reference in the corresponding Tender Instructions.

The person or entity signing the Letter of transmittal for tender must be an accountholder in the relevant Clearing System. The name of such accountholder must be stated exactly as such accountholder's name appears on the

official security position listing of the relevant Clearing System. If the signatory is an attorney, executor, administrator, trustee, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity, such signatory must provide the capacity in which he/she is acting and the power of attorney or other authority in a form satisfactory to the Issuer must be delivered to the Exchange and Consent Agent with the Letter of transmittal for tender.

THE TERMS OF THE CONSENT FEE OFFER

Effect of delivery of voting instructions in favor of the Amending Resolution in the Consent Fee Offer

The delivery of voting instructions in favor of the Amending Resolution in the Consent Fee Offer by a Qualifying Holder will constitute a binding agreement between such holder and the Issuer, upon the terms and subject to the conditions of the Consent Fee Offer.

Payment of Consent Fee and Early Consent Fee

The payment of the Consent Fee and any Early Consent Fee pursuant to the Consent Fee Offer shall occur, so long as all conditions precedent to the Consent Fee Offer have been fulfilled, or waived by the Issuer, on the Exchange Date.

The Issuer shall notify the Exchange and Consent Agent promptly on or prior to the Exchange Date whether the conditions precedent to the consummation of the Consent Fee Offer have been fulfilled or waived by the Issuer. The Exchange and Consent Agent will calculate the Consent Fee and any Early Consent Fee due to each Qualifying Holder under the Consent Fee Offer on the basis of the Existing Notes for which voting instructions have been validly delivered by such Qualifying Holder and such calculation, absent manifest error, shall be final and binding on all Qualifying Holders. Where the Existing Notes are in definitive form, the Exchange and Consent Agent will act as agent for the Issuer for the purpose of paying the Consent Fee and any Early Consent Fee to the relevant Qualifying Holders on the Exchange Date. Where the Existing Notes are in global form, the Exchange and Consent Agent will pay the Consent Fee and any Early Consent Fee of each Qualifying Holder to the Clearing Systems for payment to such Qualifying Holder.

Each Qualifying Holder, by participating in the Consent Fee Offer, acknowledges that the Exchange and Consent Agent is acting as agent for the Issuer in the Consent Fee Offer.

If any voting instructions in favor of the Amending Resolution delivered in the Consent Fee Offer are rejected in accordance with the terms of the Consent Fee Offer, the Qualifying Holder will not be entitled to participate in the Consent Fee Offer with respect to the Existing Notes to which such rejected voting instructions relate.

Procedures for participating in the Consent Fee Offer

In order to participate in the Consent Fee Offer, a Qualifying Holder must submit or arrange to have submitted his voting instructions (by way of delivery of Consent Instructions and a Letter of transmittal for consent in the manner described below) in favor of the Amending Resolution during the Offer Period, commencing at 11:00 a.m., London time (5:00 p.m., Jakarta time), on April 24, 2003 and ending at 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003, in accordance with the procedures set out below. Qualifying Holders cannot revoke their voting instructions after 5:00 p.m. London time (11:00 p.m. Jakarta time), on May 13, 2003. A Qualifying Holder may submit separate voting instructions for different holdings of Existing Notes.

Qualifying Holders cannot participate in both the Consent Fee Offer and the Exchange Offer in respect of the same holding of Existing Notes.

To participate in the Consent Fee Offer, a beneficial owner of Existing Notes must, if it is a direct participant, or, if it is not a direct participant, arrange to have its direct participant:

(a) submit Consent Instructions to Euroclear or Clearstream, in a manner and in accordance with the deadlines specified by Euroclear or Clearstream; and concurrently

(b) deliver a duly completed Letter of transmittal for consent, in the form accompanying this Offering Memorandum, to the Exchange and Consent Agent, at the facsimile numbers set out in the Letter of transmittal for consent.

"Consent Instructions" means instructions delivered by a direct participant to the relevant Clearing System instructing such Clearing System to:

(a) block any attempt to transfer the specified principal amount of Existing Notes from its account from the date of the Consent Instructions until immediately after the Exchange Date;

(b) release the block on the specified principal amount of Existing Notes upon the automatic withdrawal of the instructions in the event that the Consent Fee Offer is terminated on or before the Exchange Date or that the related voting instructions are not accepted in the Consent Fee Offer, in each case as notified to the Clearing Systems by the Exchange and Consent Agent;

(c) credit the Consent Fee and any Early Consent Fee to the cash account specified in the instructions, on the Exchange Date, as notified to the Clearing Systems by the Exchange and Consent Agent; and

(d) disclose its name and information about the foregoing instructions (including, without limitation, the date and time of their receipt by the Clearing Systems, the principal amount of Existing Notes and its account number) to the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Principal Paying Agent, the Dealer Manager and their respective affiliates, agents and advisers.

Consent Instructions must be delivered by direct participants and received by Euroclear or Clearstream in accordance with their normal procedures.

Consent Instructions MUST contain a Unique Reference for each voting instructions. No two Consent Instructions may have the same Unique Reference. A "Unique Reference" is a sequence of up to 16 digits or characters selected by the direct participant in Euroclear or Clearstream to identify the Consent Instructions which the direct participant is submitting. It is recommended that the Unique Reference include the internal account number that direct participants use to identify their internal accounts, plus additional characters to distinguish among multiple Consent Instructions from the same account.

Each Letter of transmittal for consent MUST have the same Unique Reference as the Consent Instructions relating to it. The Issuer, in its sole discretion, may consider invalid any Letter of transmittal for consent submitted without such Unique Reference, or with a Unique Reference that does not match the Unique Reference in the corresponding Consent Instructions.

The person or entity signing the Letter of transmittal for consent must be an accountholder in the relevant Clearing System. The name of such accountholder must be stated exactly as such accountholder's name appears on the official security position listing of the relevant Clearing System. If the signatory is an attorney, executor, administrator, trustee, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity, such signatory must provide the capacity in which he/she is acting and the power of attorney or other authority in a form satisfactory to the Issuer must be delivered to the Exchange and Consent Agent with the Letter of transmittal for consent.

EXISTING NOTES HELD BY CUSTODIANS

If Existing Notes are held through a custodian, the relevant custodian should be contacted by the Qualifying Holders for the purposes of participating in the Exchange Offer and/or Consent Fee Offer.

Qualifying Holders are responsible for arranging for the timely delivery of tenders and/or voting instructions (as the case may be).

None of the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Trustee, the Existing Principal Paying Agent or the Dealer Manager, will be responsible for the communication of tenders or voting instructions by:

- customers to the direct participant in Euroclear or Clearstream through which they hold an interest in Existing Notes; or

- direct participants to Euroclear or Clearstream.

The fees of the (i) Existing Trustee and (ii) the Exchange and Consent Agent, the Existing Principal Paying Agent, and all other agents shall be paid by the Issuer and failing which, the Guarantor. The Dealer Manager's fees shall be paid by the Issuer and the Guarantor. Qualifying Holders who hold Existing Notes through a broker, dealer, bank, custodian, trust company or other direct participant or nominee, should consult with that institution as to whether it will charge any service fees.

WITHDRAWAL, REVOCATION AND REVISION RIGHTS

Tenders made in the Exchange Offer will become irrevocable at 5:00 p.m. London time (11:00 p.m. Jakarta time), on May 13, 2003. Tenders made in the Exchange Offer prior to such expiry may be withdrawn or revised prior to such time (i) by the person or entity who delivered the relevant Tender Instructions by notifying the withdrawal of the Tender Instructions or submitting the revised Tender Instructions to the Clearing Systems AND (ii) by the person or entity who delivered the relevant Letter of transmittal for tender to the Exchange and Consent Agent by notifying via fax the withdrawal of the Letter of transmittal for tender to the Exchange and Consent Agent or delivering a revised Letter of transmittal for tender.

Unless otherwise indicated, the withdrawal of Existing Notes tendered will not be deemed a revocation of the related voting instructions in favor of the Amending Resolution. Qualifying Holders who have not revoked the voting instructions to which their withdrawn tender relates will be deemed to have participated in the Consent Fee Offer and will receive the Consent Fee (and any Early Consent Fee, as applicable), subject to the fulfillment, or waiver by the Issuer, of all the conditions precedent to the Consent Fee Offer. However, revocation of voting instructions in favor of the Proposed Amendments shall render the tender of the related Existing Notes invalid. Existing Notes relating to voting instructions which have been revoked will, upon notice thereof by the Exchange and Consent Agent to the Clearing Systems, be released in the Clearing System account where such Existing Notes are held, at the expense of the relevant Qualifying Holder, unless otherwise agreed by the Issuer.

Voting instructions delivered in the Consent Fee Offer will become irrevocable at 5:00 p.m. London time (11:00 p.m. Jakarta time), on May 13, 2003. Voting instructions delivered in the Consent Fee Offer prior to such expiry may be revoked or revised prior to such time (i) by the person or entity who delivered the relevant Consent Instructions notifying the revocation of the Consent Instructions or submitting the revised Consent Instructions to the Clearing Systems AND (ii) by the person or entity who delivered the relevant Letter of transmittal for consent to the Exchange and Consent Agent by notifying via fax the withdrawal of the Letter of transmittal for consent to the Exchange and Consent Agent or submitting a revised Letter of transmittal for consent.

Qualifying Holders who have requested that a custodian tender Existing Notes or deliver voting instructions on their behalf and would like to withdraw their tender or voting instructions should contact that custodian and request it to so withdraw, revoke or revise the tender and/or voting instructions, as the case may be, prior to 5:00 p.m. London time (11:00 p.m. Jakarta time), on May 13, 2003. Qualifying Holders should be aware, however, that custodians may impose earlier deadlines for withdrawing, revoking or revising tenders and/or voting instructions in accordance with their procedures. Qualifying Holders should confirm this with their custodians.

Properly withdrawn tenders of Existing Notes and properly revoked voting instructions may be re-tendered or re-delivered, as the case may be, following one of the relevant procedures described under "Procedures for Participating in Exchange Offer and Consent Fee Offer".

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of notice of revocation or withdrawal or revision of tenders and voting instructions will be determined by the Issuer in its sole discretion, whose determination will be final and binding. The Issuer reserves the absolute right to reject any or all submissions or certifications that are not in proper form or the acceptance of which may, in the view of counsel for the Issuer, be unlawful. The interpretation of the Issuer of the terms and conditions of the Exchange Offer and Consent Fee Offer (including the instructions in the Letters of transmittal) will be final and binding. None of the Issuer, the Exchange and Consent Agent, the Existing Principal Paying Agent or the Dealer Manager, the Existing Trustee or any other person will be under any duty to give notification of any irregularities in any notice of withdrawal or any revocation of any tenders or voting instructions or incur any liability for failure to give any such notification.

Neither the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Trustee, the Existing Principal Paying Agent nor the Dealer Manager will have any responsibility for the performance by Euroclear and Clearstream or their respective participants of their respective obligations under the rules and procedures governing their operations.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER AND THE CONSENT FEE OFFER

Notwithstanding any other provisions of the Exchange Offer and the Consent Fee Offer, or any extension of the Offer Period, the Issuer will not be required to either (i) deliver Exchange Notes or pay any Early Tender Fee or any Cash Exchange Equivalent or any Current Pay Interest to the relevant Qualifying Holders pursuant to any validly delivered tenders in the Exchange Offer or (ii) pay the Consent Fee or any Early Consent Fee to any Qualifying Holders who have validly delivered voting instructions in favor of the Amending Resolution in the Consent Fee Offer, as the case may be, and may terminate the Exchange Offer or the Consent Fee Offer (by written notice to the Exchange and Consent Agent and to Qualifying Holders) or, at its option, may modify or otherwise amend the Exchange Offer and the Consent Fee Offer in the manner set out under "— Termination, waiver, extension and amendment", if any of the following conditions are not waived or satisfied prior to the Exchange Date:

(a) the Amending Resolution has not been duly passed at the Meeting of Existing Holders or, in the case where the Amending Resolution is duly passed, the Proposed Amendments shall have failed to become effective for any reason (including without limitation the failure of the Existing Trustee to validly execute and deliver the Supplemental Trust Deed);

(b) there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Exchange Offer or the Consent Fee Offer or the Amending Resolution or the Proposed Amendments, by or before any court or governmental regulatory or administrative agency or authority or tribunal, domestic or foreign, which (i) challenges the making of the Exchange Offer or the Consent Fee Offer or the Proposed Amendments or the passing of the Amending Resolution or might, in the sole judgment of the Issuer, directly or indirectly prohibit, prevent, restrict or delay consummation of the Exchange Offer, the Consent Fee Offer or the passing or implementation of the Amending Resolution or the Proposed Amendments or otherwise and adversely affect in any material manner the Exchange Offer, the Consent Fee Offer or the passing or implementation of the Amending Resolution or the Proposed Amendments or (ii) would, in the sole judgment of the Issuer, materially adversely affect the business, condition (financial or otherwise), income, operation, properties, assets, liability or prospects of the Issuer, the Guarantor or any of its subsidiaries, or materially impair the contemplated benefits of the Exchange Offer, the Consent Fee Offer, the Amending Resolution or the Proposed Amendments to the Issuer, the Guarantor or any of its subsidiaries;

(c) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Issuer, the Guarantor or any of its subsidiaries that would, in the sole judgment of the Issuer, prohibit, prevent, restrict or delay consummation of the Exchange Offer or the Consent Fee Offer or the passing or implementation of the Amending Resolution or the Proposed Amendments or that will, or is reasonably likely to, materially impair the contemplated benefits of the Exchange Offer, the Consent Fee Offer, the Amending Resolution or the Proposed Amendments to the Issuer, the Guarantor or its subsidiaries or would, in the sole judgment of the Issuer, be material to Qualifying Holders in deciding whether to accept the Exchange Offer and/or delivering their Tender Instructions or whether to accept the Consent Fee Offer and/or delivering their Consent Instructions in favor of the Amending Resolution;

(d) there shall have occurred (i) any suspension of or material limitation on trading in securities on or by, as the case may be, any of the New York Stock Exchange, Inc., the American Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the SGX-ST, the Jakarta Stock Exchange or the London Stock Exchange, (ii) suspension of trading of any securities of the Issuer, the Guarantor or any of its subsidiaries on or by any exchange or in the over-the-counter market, (iii) any significant adverse change in the price of the Existing Notes, (iv) a declaration by the relevant banking authorities of a general moratorium on commercial banking activities in New York, London, Jakarta or Singapore, (v) a material adverse change or development involving a prospective material adverse change in the existing financial, political, economic or regulatory conditions in Singapore, Mauritius or Indonesia (including, without limitation, a material adverse change in exchange controls, currency exchange rates or taxation); or the

imposition by the United States, the United Kingdom, the European Union, Singapore, Mauritius or Indonesia of exchange controls, or (v) any outbreak or escalation of hostilities or any adverse change in financial markets or any calamity or crisis;

(e) the Placement Notes are not issued on the Exchange Date; or

(f) the Existing Trustee (or any successor trustee under the Existing Trust Deed) or the Existing Principal Paying Agent (or any successor principal paying agent under the Existing Paying Agency Agreement) shall have objected in any respect to, or taken any action that could, in the sole judgment of the Issuer, adversely affect the consummation of the Exchange Offer, the Consent Fee Offer, or the passing or implementation of the Amending Resolution or the Proposed Amendments, or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Issuer in the Exchange Offer, the Consent Fee Offer or the Meeting of Existing Holders or in making the Exchange Offer, the Consent Fee Offer or the holding of the Meeting of Existing Holders.

The foregoing conditions are for the sole benefit of the Issuer and may be waived by the Issuer, in whole or in part, at any time and from time to time in its sole discretion. Any determination made by the Issuer concerning an event, development or circumstance described or referred to above will be final and binding on all parties. The failure by the Issuer at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the consummation of the Exchange Offer and/or the Consent Fee Offer, as the case may be.

Neither the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Trustee, the Existing Principal Paying Agent nor the Dealer Manager will have any liability as a result of any termination or failure to complete the Exchange Offer and/or the Consent Fee Offer or any extension of the Offer Period, and no such termination, failure or extension will entitle any Existing Holder to any compensation should he suffer loss as a result.

EXCHANGE AND CONSENT AGENT

JPMorgan Chase Bank, London Branch has been appointed as Exchange and Consent Agent for the Exchange Offer.

DEALER MANAGER

The Issuer has appointed UBS AG, Singapore Branch, which may in certain circumstances act through certain of its affiliates from time to time, to act as Dealer Manager in connection with the Exchange Offer and the Consent Fee Offer and to provide certain financial advisory services to the Issuer in connection therewith. Any Existing Holder who has questions or requires further information concerning the terms of the Exchange Offer or the Consent Fee Offer may contact the Dealer Manager at the addresses and telephone numbers set forth on the back cover page of this Offering Memorandum.

The Issuer and the Guarantor have agreed to pay the Dealer Manager predetermined remuneration for the Dealer Manager's financial advisory services in connection with the Exchange Offer and Consent Fee Offer and to reimburse the Dealer Manager for its out-of-pocket expenses, including fees and expenses of legal counsel. The Issuer and the Guarantor, jointly and severally, have agreed to indemnify the Dealer Manager against certain liabilities, including certain liabilities under U.S. federal securities laws.

At any given time, the Dealer Manager may trade in the Existing Notes for its own account or for the account of its customers and, accordingly, may hold long or short positions in the Existing Notes.

UBS AG, Singapore Branch currently is providing, and may in the future provide, other investment banking and financial advisory services to the Issuer, the Guarantor and their affiliates. UBS Limited, a subsidiary of USB AG, is a Joint Lead Manager for the offering and sale of the Placement Notes.

OTHER FEES AND EXPENSES

The Issuer (failing whom, the Guarantor) will pay the Exchange and Consent Agent, the Existing Trustee and the Existing Principal Paying Agent fees for their services and will reimburse them for their out-of-pocket expenses in connection therewith (including their legal fees). The Issuer (failing whom, the Guarantor) will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Memorandum and the related documents to the beneficial owners of Existing Notes, and in handling or forwarding such documents for their customers.

Considerations relating to the Exchange Offer and the Consent Fee Offer

CONSIDERATIONS RELATING TO THE EXCHANGE OFFER

In evaluating whether to participate in the Exchange Offer, Qualifying Holders should consider, among other things, the following factors:

- The Exchange Offer is conditional upon, among other things, the Amending Resolution having been duly passed at the Meeting of Existing Holders.
- The Exchange Offer will permit Qualifying Holders to receive, for each U.S.$1,000 principal amount of Existing Notes tendered (and not withdrawn), a principal amount of Exchange Notes equal to U.S.$1,030 divided by the Issue Price.
- Aggregate entitlements of Qualifying Holders to Exchange Notes which are not multiples of U.S.$1,000 will be rounded down to the nearest U.S.$1,000 and the difference will be paid in cash to the relevant Qualifying Holder on the Exchange Date.
- Qualifying Holders who tender (and do not withdraw) Existing Notes on or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003 will be paid the Early Tender Fee.
- The Exchange Notes will have the same terms and conditions as, and will form a single series with, the Placement Notes.
- The Exchange Notes will differ from the Existing Notes and such differences will be material. Such differences include their maturity, form and their terms and conditions as described in Annex 5 — "Terms and conditions of the Exchange Notes and the Placement Notes". In addition, the rate of interest payable on the Exchange Notes may be different from the rate of interest payable on the Existing Notes.
- Only Qualifying Holders may participate in the Exchange Offer.
- Qualifying Holders cannot participate in both the Exchange Offer and the Consent Fee Offer in respect of the same holding of Existing Notes.
- The Yield Range will be notified to Qualifying Holders on or about May 9, 2003.
- The Determined Yield, the Issue Price and the rate of interest on the Exchange Notes will be notified to Qualifying Holders on or about the Meeting Date but prior to the Exchange Date.
- Qualifying Holders who have specified an Offered Yield which exceeds the Determined Yield or who have neither specified an Offered Yield nor agreed to accept the Determined Yield will (unless the related voting instructions are revoked) be deemed to have participated in the Consent Fee Offer and will receive the Consent Fee (and the Early Consent Fee, as applicable) related to such voting instructions, subject to the fulfillment of all the conditions precedent to the Consent Fee Offer.
- The Issuer, the Guarantor and any Group Subsidiary may, in their sole discretion and subject to applicable law, from time to time purchase any Existing Notes after the expiration of the Offer Period, through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise on terms that may or may not differ materially from the terms of the Exchange Offer.
- The extent of the public market for the Existing Notes following consummation of the Exchange Offer will depend upon, among other things, the remaining outstanding principal amount of Existing Notes available for trading, the number of Existing Holders remaining at such time and the interest in making a market in the Existing Notes on the part of the securities firms.
- The terms of the Supplemental Trust Deed will provide that if neither the Exchange Offer nor the Consent Fee Offer are consummated on or before June 10, 2003, the Proposed Amendments will thereupon be deemed to have never taken effect.

Investment in the Exchange Notes is speculative and involves risks. In addition to the considerations set out above, Qualifying Holders should be aware of the risks relating to Indonesia, the risks relating to the Company and the oil and gas industry and the risks relating to the Placement Notes, which apply equally to the Exchange Notes, described in the section entitled "Risk Factors" in the Preliminary Offering Circular relating to the Placement Notes to be given to Qualifying Holders on or about May 2, 2003 by way of a supplement to this Offering Memorandum.

CONSIDERATIONS RELATING TO THE CONSENT FEE OFFER

In evaluating whether to participate in the Consent Fee Offer, Qualifying Holders should consider, among other things, the following factors:

- The Consent Fee Offer is conditional upon, among other things, the Amending Resolution having been duly passed at the Meeting of Existing Holders.
- The Existing Notes as amended pursuant to the Proposed Amendments will differ from the Existing Notes and such differences will be material. The protection given to Existing Holders by certain covenants of the Existing Notes are greater than the protection which will be given to Existing Holders by the corresponding covenants of the Existing Notes as amended pursuant to the Proposed Amendments. See "Annex 2 — Proposed Amendments".
- Qualifying Holders who deliver (and do not revoke) voting instructions in favor of the Amending Resolution on or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003 will be paid the Early Consent Fee.
- Only Qualifying Holders may participate in the Consent Fee Offer.
- Qualifying Holders cannot participate in both the Exchange Offer and the Consent Fee Offer in respect of the same holding of Existing Notes.
- If the Amending Resolution is duly passed at the Meeting of Existing Holders and the Supplemental Trust Deed is executed thereafter, Existing Holders who have not participated in the Consent Fee Offer will not receive the Consent Fee and will nonetheless be bound by the Proposed Amendments effected thereby.
- The terms of the Supplemental Trust Deed will provide that if neither the Exchange Offer nor the Consent Fee Offer are consummated on or before June 10, 2003 the Proposed Amendments will thereupon be deemed to have never taken effect.

Continued investment in the Existing Notes is speculative and involves risks. In addition to the considerations set out above, Qualifying Holders should be aware of the risks relating to Indonesia, the risks relating to the Company and the oil and gas industry and the risks relating to the Placement Notes, which apply equally to the Exchange Notes and the Existing Notes, described in the section entitled "Risk Factors" in the Preliminary Offering Circular relating to the Placement Notes to be given to Existing Holders on or about May 2, 2003 by way of a supplement to this Offering Memorandum.

There is currently only a limited trading market for the Existing Notes. After the consummation of the Exchange Offer, Existing Notes tendered in the Exchange Offer will be cancelled and therefore the outstanding principal amount of the Existing Notes available for trading may be significantly reduced. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Because the cancellation of Existing Notes in the Exchange Offer will reduce the float, the liquidity and market price of the Existing Notes may be adversely affected. The reduced float may also tend to make the trading price more volatile. Holders of Existing Notes may attempt to obtain quotations for the Existing Notes from their brokers; however, there can be no assurance that any trading market will exist for Existing Notes remaining outstanding following consummation of the Exchange Offer. The extent of the public market for the Existing Notes following consummation of the Exchange Offer will depend upon, among other things, the remaining outstanding principal amount of Existing Notes available for trading after the consummation of the Exchange Offer, the number of holders remaining at such time and the interest in making a market in the Existing Notes on the part of the securities firms.

Taxation

The summary below is not intended to constitute a complete analysis of all tax consequences relating to participation in the Exchange Offer and the ownership and disposition of the Exchange Notes. Qualifying Holders who are considering the Exchange Offer should consult their own tax advisors concerning the tax consequences of their particular situations. For further tax consequences relating to the Exchange Notes, Qualifying Holders should consult the tax considerations set out under "Taxation" in the Preliminary Offering Circular and the Final Offering Circular relating to the Placement Notes, which apply equally to the Exchange Notes and Existing Notes, to be contained in supplements to this Offering Memorandum which are expected to be sent to Qualifying Holders on or about May 2, 2003 and on or about the Meeting Date but prior to the Exchange Date, respectively.

MAURITIUS TAXATION

The Issuer has been advised by its Mauritian counsel, Juristconsult Chambers, that, under the existing Mauritian law, no capital, transfer or withholding tax or stamp duties are levied in Mauritius on the exchange of the Existing Notes for the Exchange Notes.

INDONESIAN TAXATION

The Issuer has been advised by its Indonesian counsel, Ery Yunasri & Partners, that, under the existing Indonesian law, no capital, transfer or withholding tax or stamp duties are levied in Indonesia on the exchange of the Existing Notes for the Exchange Notes.

UNITED STATES TAXATION

The following summary describes certain of the material U.S. federal income tax considerations for a U.S. Holder (as defined elsewhere in this Offering Memorandum) resulting from the exchange of the Existing Notes for the Exchange Notes pursuant to the Exchange Offer, the receipt of the Early Consent Fee and/or the Consent Fee for the delivery of voting instructions in favor of the Amending Resolution pursuant to the Consent Fee Offer, and the amendment of certain restrictive covenants of the Existing Notes pursuant to the Amending Resolution. This summary does not address aspects of U.S. federal income taxation that may be applicable to particular U.S. Holders, including, among others, banks, life insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders subject to mark-to-market tax accounting treatment, U.S. Holders that have held or will hold the Existing Notes or the Exchange Notes as part of a "straddle," hedging transaction or "conversion transaction" for U.S. federal income tax purposes, U.S. Holders that enter into "constructive sale" transactions with respect to the Existing Notes or the Exchange Notes, U.S. Holders that do not hold the Existing Notes as a capital asset (in general, property held for investment), U.S. Holders liable for alternative minimum tax, and certain U.S. expatriates. In addition this summary does not address consequences under the tax laws of any state, locality or other political subdivision of the United States or other countries and jurisdictions. **Each holder should consult its own tax adviser with respect to the U.S. federal, state and local and foreign and other tax consequences of the Exchange Offer and the Consent Fee Offer.**

The discussion below is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this Offering Memorandum and any of which may at any time be repealed, revoked or modified or subject to differing interpretations, potentially retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, there can be no assurances that the U.S. Internal Revenue Service (the "IRS") would not assert, or that a U.S. court would not uphold, a different position concerning the U.S. federal income tax consequences to U.S. Holders of the Exchange Offer and the Consent Fee Offer.

As used herein, the term "U.S. Holder" means a beneficial owner of an Existing Note that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof or therein; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust if (x) a court within the U.S. is able to exercise

primary jurisdiction over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (y) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" means a beneficial owner of an Existing Note that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds an Existing Note, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Therefore, a partner of a partnership holding an Existing Note should consult its own tax adviser regarding the U.S. federal income tax consequences to the partner of the Exchange Offer and the Consent Fee Offer.

Characterization of the Existing Notes and the Exchange Notes

The appropriate characterization of the Existing Notes and the Exchange Notes as indebtedness and securities for U.S. federal income tax purposes is not free from doubt, and no rulings have been or will be sought from the IRS with respect to the appropriate characterization of the Existing Notes and the Exchange Notes for U.S. federal income tax purposes. If the IRS were to successfully contend that the Existing Notes and/or the Exchange Notes should be treated as equity or not treated as securities, the U.S. federal income tax consequences to U.S. Holders of the Existing Notes would be different than described below. U.S. Holders should consult their own tax advisers regarding the U.S. federal income tax consequences to them in the event the Existing Notes and/or the Exchange Notes are treated as equity or not as securities for U.S. federal income tax purposes. The remainder of this discussion assumes that the Existing Notes and the Exchange Notes are indebtedness and securities for U.S. federal income tax purposes.

The Exchange Offer

Although not free from doubt, the exchange of Existing Notes for Exchange Notes pursuant to the Exchange Offer generally will be treated as a recapitalization for U.S. federal income tax purposes and generally will not be a taxable event to U.S. Holders (except to the extent that the receipt of the Exchange Notes is attributable to accrued and unpaid interest, which will be taxable as such). A U.S. Holder, however, generally will recognize gain, if any, realized by such U.S. Holder to the extent of the fair market value of the excess of the "principal amount" of the Exchange Notes over the "principal amount" of the Existing Notes.

The amount of gain realized by a U.S. Holder on the exchange of Existing Notes for Exchange Notes will equal the amount realized on such exchange (other than amounts attributable to accrued and unpaid interest, which would be taxable as such) over the U.S. Holder's tax basis in the Existing Notes (generally, the cost of such Existing Notes to the U.S. Holder increased by any market discount and any original issue discount included in income by such U.S. Holder and reduced, but not below zero, by any amortizable bond premium taken into account and any payments other than "qualified stated interest" received by such U.S. Holder with respect to such Existing Notes). "Qualified stated interest" generally is stated interest that is unconditionally payable at least annually at a single fixed rate. The amount realized on such exchange will be the Cash Exchange Equivalent plus the issue price of the Exchange Notes on their issue date (as determined under U.S. Treasury regulations), which generally will be equal to their fair market value. Additionally, any market discount on the Existing Notes generally will be carried over to the Exchange Notes (except to the extent of any original issue discount on the Exchange Notes, which the U.S. Holder would be required to accrue in ordinary income on a constant yield to maturity basis).

If, however, the IRS were to treat the exchange not as a tax-free recapitalization but as a taxable exchange (for example, if the Existing Notes or the Exchange Notes were not treated as "securities" for U.S. federal income tax purposes), a U.S. Holder of Existing Notes generally would recognize taxable gain or loss realized by such U.S. Holder on such exchange equal to the difference between the amount realized on such exchange (as defined above), other than amounts attributable to accrued and unpaid interest, which would be taxable as such, and the U.S. Holder's tax basis in the Existing Notes (as defined above).

The treatment of the Early Tender Fee for U.S. federal income tax purposes is unclear. The Early Tender Fee could be treated as additional consideration for a U.S. Holder's tender of its Existing Notes, which generally would be treated as capital gain to the extent of any gain realized by such U.S. Holder and as a tax-free return of capital to the extent in excess of any gain realized by such U.S. Holder, or as an incentive payment, which could give rise to ordinary income.

For the U.S. federal income tax treatment of the ownership and disposition of the Exchange Notes, see "Certain United States Federal Income Tax Considerations" in the Preliminary Offering Circular for the Placement Notes and the Exchange Notes to be contained in a supplement to this Offering Memorandum and expected to be sent to Qualifying Holders on or about the Meeting Date but prior to the Exchange Date.

The Consent Fee Offer

The Consent Fee received by a U.S. Holder of an Existing Note that delivers its voting instructions in favor of the Amending Resolution pursuant to the Consent Fee Offer, as well as any Early Consent Fee received by a U.S. Holder that delivers its voting instructions in favor of the Amending Resolution before the relevant specified date, generally will be treated as the receipt of ordinary income for U.S. federal income tax purposes and will be taxable to such U.S. Holder accordingly.

Because the Proposed Amendments to the Existing Notes are not likely to be economically significant or result in a change in payment expectations, U.S. Holders of the Existing Notes should not recognize gain or loss for U.S. federal income tax purposes from the adoption of such amendments. If, however, the amendments are economically significant or result in a change in payment expectations, the Existing Notes may be deemed to have been exchanged for new amended Existing Notes for U.S. federal income tax purposes.

If the Existing Notes are deemed to have been exchanged for new amended Existing Notes for U.S. federal income tax purposes, U.S. Holders generally would recognize taxable gain or loss equal to the difference between the amount realized on such deemed exchange (other than amounts attributable to accrued and unpaid interest, which would be taxable as such) and the U.S. Holder's tax basis in the Existing Notes (as defined above). The amount realized by a U.S. Holder upon a deemed exchange will be the issue price of the new amended Existing Notes (as determined under U.S. Treasury regulations), which generally will be equal to their fair market value. If the new amended Existing Notes are treated as issued with original issue discount for U.S. federal income tax purposes, a U.S. Holder would be required to accrue the original issue discount in ordinary income on a constant yield to maturity basis.

Tax Return Disclosure Requirement

Recently finalized U.S. Treasury regulations require participants in a "reportable transaction" to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction. A transaction may be a "reportable transaction" based upon any of several indicia, including potential for recognizing investment or other losses and significant book-tax differences. Although a significant book-tax difference (generally, more than $10 million in any one taxable year or more than $20 million over a holder's entire holding period) arising from a debt-for-debt exchange generally is not taken into account in determining whether a transaction is a "reportable transaction," if either the Existing Notes or the Exchange Notes are treated as equity for U.S. federal income tax purposes, the transaction may be a "reportable transaction" with respect to certain holders. Holders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in the Existing Notes.

Offer Restrictions

The distribution of this Offering Memorandum and the Exchange Offer and Consent Fee Offer contemplated hereby may be restricted by law in certain jurisdictions. Persons into whose possession this Offering Memorandum comes are required by the Issuer and the Guarantor to inform themselves of and to observe any such restrictions. This Offering Memorandum (together with the Letters of transmittal and any supplements to the Offering Memorandum) does not constitute, and may not be used in connection with, an offer by anyone in any jurisdiction in which such offer is not authorized or in which the person making such offer is not qualified to do so or to any person to whom it is unlawful to make such offer. Any violation of such restrictions may render any purported acceptance of the Exchange Offer or the Consent Fee Offer invalid. In any jurisdiction in which the Exchange Offer or Consent Fee Offer is required to be made by a licensed broker or dealer and in which the Dealer Manager or any affiliate thereof is so licensed, it shall be deemed to be made by the Dealer Manager or an affiliate thereof on behalf of the Issuer.

MAURITIUS

The Exchange Notes may not be offered or sold, directly or indirectly, in Mauritius or to any resident of Mauritius, except as permitted by applicable Mauritian law.

INDONESIA

Only Qualifying Holders who have certified that they are not in and are not residents of Indonesia, except for the first 99 Existing Holders who are in or are residents of Indonesia to so certify, may receive a copy of this Offering Memorandum and accompanying Letters of transmittal.

Only Existing Holders who have certified that they are not in and are not residents of Indonesia, except for the first 49 Existing Holders who are in or are residents of Indonesia to submit valid Letters of transmittal and (where applicable) whose tenders are accepted, are permitted to participate in the Exchange Offer and/or the Consent Fee Offer.

UNITED STATES

The Exchange Offer and the Consent Fee Offer are not being made directly or indirectly in or into the United States or to U.S. persons, other than to Qualified Institutional Buyers and the Exchange Offer and the Consent Fee Offer are not capable of acceptance in or from the United States, or by U.S. persons, other than by Qualified Institutional Buyers. This Offering Memorandum and the accompanying Letters of transmittal are not being, and must not be, mailed or otherwise forwarded or distributed or sent in or into the United States or to U.S. persons except to Existing Holders who have certified in writing that they are Qualified Institutional Buyers. Persons receiving this Offering Memorandum or the accompanying Letters of transmittal (including without limitation custodians, nominees and trustees) must observe these restrictions and must not send or distribute this document or the accompanying Letters of transmittal in, into or from the United States, or to U.S. persons, other than to Qualified Institutional Buyers. Any violation of such restrictions may render any purported acceptance of the Exchange Offer or the Consent Fee Offer invalid.

The Exchange Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction. Unless they are registered, the Exchange Notes may be offered only in transactions that are exempt from registration. Accordingly, the Exchange Notes are only being offered to certain non-U.S. persons outside the United States and to certain Qualified Institutional Buyers. Prospective purchasers are hereby notified that the Issuer and the Guarantor are relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A. For further details about eligible offerees and resale restrictions, see the Preliminary Offering Circular relating to the Exchange Notes.

UNITED KINGDOM

The Exchange Notes may not be offered or sold and, prior to the expiry of a period of six months from the issue date of the Exchange Notes, may not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal

or agent) for the purposes of their business or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) in connection with the issue or sale of any Exchange Notes may be communicated or caused to be communicated only in circumstances in which section 21(1) of FSMA does not apply to the Issuer or the Guarantor. All applicable provisions of FSMA must be complied with, with respect to anything done by any person in relation to the Exchange Notes in, from or otherwise involving the United Kingdom.

SINGAPORE

This Offering Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore and the Exchange Notes are offered by the Issuer pursuant to exemptions invoked under Sections 274 and 275 of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"). Accordingly, this Offering Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Exchange Notes may not be circulated or distributed, nor may the Exchange Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. A copy of this document has been lodged with Monetary Authority of Singapore as an information memorandum for the purpose of Section 275 of the SFA.

Annex 1 — Calculation of Exchange Note Entitlement

Set forth below is a hypothetical illustration of the calculation of the principal amount of Exchange Notes and Cash Exchange Equivalent payable pursuant to the Exchange Offer based on hypothetical data, and should, therefore, be used solely for the purpose of obtaining an understanding of the calculation of a Qualifying Holder's potential entitlement to Exchange Notes and any Cash Exchange Equivalent under the Exchange Offer, and should not be used or relied on for any other purpose. Early Tender Fee and Current Pay Interest may also be payable, as applicable.

Principal amount of Existing Notes held by the Qualifying Holder	U.S.$1,000,000
Exchange Entitlement	A principal amount of Exchange Notes equal to U.S.$1,030 divided by the Issue Price, for each U.S.$1,000 principal amount of Existing Notes tendered (and not withdrawn).
Assumed Yield on the Exchange Notes	9.25% payable semi-annually
Assumed rate of interest on the Exchange Notes	9.00% payable semi-annually
Issue Price of the Exchange Notes calculated with reference to the Assumed Yield and the Assumed rate of interest on the Exchange Notes (present value of semi-annual interest payments of 9% per annum and redemption value of 100% at the end of 5 years discounted at a yield of 9.25% per annum, payable semi-annually)	99.017%
Principal amount of Exchange Notes to be issued to the Qualifying Holder (each U.S.$1,000 in principal amount of Existing Notes tendered, multiplied by U.S.$1,030, divided by the Issue Price of 99.017%)	U.S.$1,040,225.42
Principal amount of Exchange Notes to be issued rounded down to the lower U.S.$1,000 multiple	U.S.$1,040,000
Cash Exchange Equivalent payable	U.S.$225.42

Annex 2 — Proposed Amendments

The following is the text of the Terms and Conditions of the Existing Notes incorporating the Proposed Amendments. Provisions of the Existing Notes proposed to be deleted have been struck through and provisions to be added have been underlined.

The U.S.$100,000,000 10.00% Guaranteed Notes due 2007 (the "Notes", which expression includes any further notes issued pursuant to Condition 14 (*Further issues*) and forming a single series therewith) of MEI Euro Finance Limited (the "Issuer") are subject to, and have the benefit of, a trust deed dated March 19, 2002 (as amended or supplemented from time to time, the "Trust Deed") between the Issuer, PT Medco Energi Internasional Tbk (the "Guarantor") and JPMorgan Chase Bank, London Branch as trustee (the "Trustee", which expression includes all persons for the time being trustee or trustees appointed under the Trust Deed) and are the subject of an agency agreement dated March 19, 2002 (as amended or supplemented from time to time, the "Agency Agreement") between the Issuer, the Guarantor, JPMorgan Chase Bank, London Branch as principal paying agent (the "Principal Paying Agent", which expression includes any successor principal paying agent appointed from time to time in connection with the Notes), the paying agent named therein (together with the Principal Paying Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes) and the Trustee. Certain provisions of these Conditions are summaries of the Trust Deed and the Agency Agreement and subject to their detailed provisions. The holders of the Notes (the "Noteholders") and the holders of the related interest coupons (the "Couponholders" and the "Coupons", respectively) are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them. Copies of the Trust Deed and the Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Office for the time being of the Trustee, being at the date hereof Trinity Tower, 9 Thomas More Street, London E1W 1YT and at the Specified Offices (as defined in the Agency Agreement) of each of the Paying Agents, the initial Specified Offices of which are set out below.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form in the denomination of U.S.$1,000 with Coupons attached at the time of issue. Title to the Notes and the Coupons will pass by delivery. The holder of any Note or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no person shall be liable for so treating such holder. No person shall have any right to enforce any term or condition of the Notes or the Trust Deed under the Contracts (Rights of Third Parties) Act 1999.

2. STATUS AND GUARANTEE

(a) Status of the Notes

The Notes constitute (subject to Condition 3 (*Restrictive Covenants*)) direct, general and unconditional obligations of the Issuer which will at all times rank *pari passu* and without any preference among themselves and at least *pari passu* with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

(b) Guarantee of the Notes

The Guarantor has in the Trust Deed unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes. This guarantee (the "Guarantee of the Notes") constitutes direct, general and unconditional obligations of the Guarantor which will at all times rank at least *pari passu* and without any preference with all other present and future unsecured obligations of the Guarantor, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

3. RESTRICTIVE COVENANTS

(a) Defined Terms
In these Conditions:

"Affiliate" means, with respect to any Person (the "Specified Person"):

(i) any other person directly or indirectly controlling, controlled by or under direct or indirect common control with the Specified Person; or

(ii) any other Person who is a Commissioner or Director of:

(A) the Specified Person;

(B) any Subsidiary of such Specified Person; or

(C) any Person described in sub-paragraph (i) of this definition

provided that for the purpose of this definition, "Affiliate" shall not include a Subsidiary of the Guarantor. For the purposes of this definition, the term "control" when used with respect to any person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

"Consolidated Borrowings" means at any time the aggregate amount of all obligations of the Group for or in respect of Indebtedness but excluding any such obligations to the Guarantor and/or any Group Subsidiary (and so that no amount shall be included or excluded more than once);

"Consolidated Finance Charges" means, in respect of any Relevant Period, the aggregate amount of the interest (including the interest element of leasing and hire purchase payments and capitalised interest), commissions, fees, discounts and other finance payments payable by the Guarantor and/or any Group Subsidiary;

"Consolidated Net Tangible Assets" means the total amount of assets of the Guarantor and its Group Subsidiaries as determined by reference to the most recent available audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor and computed in accordance with generally accepted accounting principles in Indonesia, including investments in associated companies but after deducting therefrom:

(i) all current liabilities;

(ii) expenditures carried forward, including all goodwill, trade names, trademarks, patents, unamortized debt, discount and expense and other like intangible assets, if any; and

(iii) all write-ups of fixed assets, net of accumulated depreciation thereon, occurring after December 31, 2002.

"Consolidated Tangible Net Worth" means at any time the aggregate of the amounts paid up or credited as paid up on the issued Share Capital of the Guarantor (other than any redeemable shares) and the aggregate amount of the reserves of the Group including:

(i) any amount credited to the share premium account;

(ii) any capital redemption reserve fund; and

(iii) any balance standing to the credit of the consolidated profit and loss account of the Group,

but deducting:

(iv) any debit balance on the consolidated profit and loss account of the Group;

(v) (to the extent included) any amount shown in respect of goodwill (including goodwill arising only on consolidation) or other intangible assets of the Group and interests of any Person (other than the Guarantor and/or any Group Subsidiary) in any Group Subsidiary;

(vi) (to the extent included) any amount set aside for taxation, deferred taxation or bad debts; and

(vii) (to the extent included) any amounts arising from an upward revaluation of assets made at any time after March 12, 2002,

and so that no amount shall be included or excluded more than once;

"Current Assets" means the aggregate of all inventory, trade and other receivables of the Group including sundry debtors maturing within twelve months from the date of computation, as determined by reference to the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period;

"Current Liabilities" means the aggregate of all liabilities (including trade creditors, accruals and provisions and prepayments) of the Group falling due within twelve months from the date of computation, as determined by reference to the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period;

"Debt Service" means, in respect of any Relevant Period, the aggregate of:

(i) Consolidated Finance Charges; and

(ii) the aggregate of all scheduled and mandatory payments of any Indebtedness of the Group falling due;

"EBIT" means, in respect of any Relevant Period, the consolidated net income of the Group before:

(i) any provision on account of taxation;

(ii) any interest, commission, discounts or other fees incurred or payable, received or receivable by the Group in respect of Indebtedness;

(iii) any gain or loss on foreign exchange; and

(iv) any items treated as exceptional or extraordinary items,

but including any non-cash items increasing consolidated net income for such Relevant Period, to the extent deducted for the purpose of determining consolidated net income for such Relevant Period;

"EBITDA" means, for any Relevant Period, EBIT before any amount attributable to the amortisation of intangible assets and depreciation of tangible assets;

"Fair Market Value" means, with respect to any asset, the price that could be negotiated in an arm's length free market transaction, for cash, between a willing buyer and a willing seller, neither of which is under pressure or compulsion to complete the transaction, as determined:

(i) if such asset has a Fair Market ~~value~~ Value equal to or less than U.S.$1,000,000, by any officer of the Guarantor;

(ii) if such asset has a Fair Market Value of more than U.S.$1,000,000 but less than U.S.$5,000,000, by a majority of the Board of Directors of the Guarantor and evidenced by a Board Resolution dated within 30 days of the relevant transaction, delivered to the Trustee; and

(iii) if such asset has a Fair Market Value equal to or more than U.S.$5,000,000, by an independent expert valuer and evidenced by a certificate dated within 30 days of the relevant transaction, delivered to the Trustee;

"Finance Subsidiary" means a Group Subsidiary which is wholly-owned by the Guarantor which does not conduct any business, own any asset or incur any liabilities, except in connection with financing the operations of the Guarantor;

"Fixed Assets" means tangible property used in the operation of a business (and for further clarity excludes inventory and accounts receivable);

"Group" means the Guarantor and its Subsidiaries;

"Group Subsidiary" means any Subsidiary of the Guarantor including, without limitation, the Issuer, and "Group Subsidiaries" means all of such Subsidiaries;

"Guarantee" means, in relation to any Indebtedness of any Person, any obligation of another Person to pay such Indebtedness including (without limitation):

(i) any obligation to purchase such Indebtedness;

(ii) any obligation to lend money, to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness;

(iii) any indemnity against the consequences of a default in the payment of such Indebtedness; and

(iv) any other agreement to be responsible for such Indebtedness;

"Indebtedness" means any indebtedness of any Person for money borrowed or raised including (without limitation) any indebtedness for or in respect of:

(i) amounts raised by acceptance under any acceptance credit facility;

(ii) amounts raised under any note purchase facility;

(iii) the amount of any liability in respect of leases or hire purchase contracts which would, in accordance with applicable law and generally accepted accounting principles, be treated as finance or capital leases;

(iv) the amount of any liability in respect of any purchase price for assets or services the payment of which is deferred for a period in excess of 60 days; and

(v) amounts raised under any other transaction (including, without limitation, any forward sale or purchase agreement) having the commercial effect of a borrowing;

"Independent Appraiser" means an investment banking firm of national standing or any third party appraiser of national standing, *provided that* such firm or appraiser is not an Affiliate or a member of the Group.

"Non-Recourse" in respect of Indebtedness of a Person, means that the creditor of the relevant Indebtedness has no recourse to the assets of such Person;

"Permitted Loan/Guarantee" means:

(i) any loan made, credit granted or Guarantee of the Indebtedness ~~or~~ of any Person given by the Guarantor or any Group Subsidiary in the ordinary course of business;

(ii) any loan, credit or Guarantee of the Indebtedness of any Person by the Guarantor or any Group Subsidiary in existence as of March 12, 2002;

(iii) *provided that* the same is permitted under Condition 3(j) (*Additional Group Subsidiary Indebtedness*), any loan or credit (A) by the Guarantor to or for the benefit of any Group Subsidiary or (B) by any Group Subsidiary to or for the benefit of the Guarantor and/or any other Group Subsidiary;

(iv) *provided that* the same is permitted under Condition 3(j) (*Additional Group Subsidiary Indebtedness*), any Guarantee of the Indebtedness of any Person (A) by the Guarantor to or for the benefit of any Group Subsidiary or (B) by any Group Subsidiary to or for the benefit of the Guarantor and/or any other Group Subsidiary; and

(v) any loan, credit or Guarantee of the Indebtedness of any Person by the Guarantor and/or any Group Subsidiary that does not fall within sub-paragraphs (i) to (iv) above which, when aggregated with all other loans, credit or Guarantees permitted under this sub-paragraph, does not exceed U.S.$15,000,000 (or its equivalent in another currency);

"Permitted Security Interest" means:

(i) any Security Interest in existence on March 12, 2002 to the extent that it secures Indebtedness outstanding on such date;

(ii) any Security Interest arising by operation of law and in the ordinary course of business of the Guarantor or any Group Subsidiary which does not (either alone or together with any one or more other such Security Interests) materially impair the operation of such business and which has not been enforced against the assets to which it attaches;

(iii) any Security Interest over any asset acquired after March 12, 2002 and securing the payment of all or part of the purchase price of such asset (and/or Indebtedness incurred in respect of such purchase price), *provided that*:

(A) the aggregate principal amount of the Indebtedness secured by Security Interests incurred pursuant to this paragraph (iii) shall not exceed, in the case of assets so acquired, 85% of the purchase price of such assets;

(B) the Indebtedness secured by such Security Interest, in addition to being permitted to be maintained, issued or incurred under this paragraph (iii), shall have also been permitted to be maintained, issued or incurred under the remainder of these Conditions;

(C) such Security Interest shall not encumber any other assets of the Guarantor or any other Group Subsidiary; and

(D) such Indebtedness is Non-Recourse to the Guarantor and the other Group Subsidiaries,

provided however that no more than U.S.$50,000,000 from the net proceeds of the sale of the Notes shall be used to make a Restricted Investment in the Group Subsidiary(ies) that own(s) the assets subject to such Security Interest, it being understood that this proviso shall apply only in relation to a Security Interest permitted pursuant to this paragraph (iii) and shall not apply to any Restricted Investment in relation to any Security Interest permitted pursuant to paragraphs (i), (ii), (iv), (v) or (vi) hereof;

(iv) any Security Interest over any inventory or accounts receivable of the Group to the extent it secures Indebtedness permitted to be incurred pursuant to these Conditions ~~or to the extent granted in connection with any Securitisation;~~;

(v) any Security Interest on assets securing Indebtedness which is issued to refinance Indebtedness which has been secured by any Security Interest and is permitted by these Conditions to be refinanced by these Conditions, provided that such Security Interest does not extend to or cover any assets of the Group not securing the Indebtedness so refinanced;

(vi) any Security Interest over the undertaking, assets or revenues of a Group Subsidiary existing at the time of the acquisition of such Group Subsidiary by the Guarantor or by any Group Subsidiary of the Guarantor, provided that the Security Interest is not created in connection with or in anticipation of such acquisition and provided further that such Security Interest does not extend to or cover any undertaking, assets or revenues of the Guarantor or any of its other Group Subsidiaries;

(vii) any Security Interest over deposits of the Guarantor or a Group Subsidiary provided in the ordinary course of business to secure the performance of obligations of the Guarantor or any Group Subsidiary with respect to statutory or regulatory requirements, performance or surety bonds or other obligations of a like nature incurred in a manner consistent with industry practice, *provided that* such obligations have not been incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of any asset; and

(viii) any Security Interest that does not fall within sub-paragraphs (i) to (~~v~~vii) above ~~and that secures Indebtedness~~, which~~,~~ when aggregated with ~~Indebtedness secured by~~ all other Security Interests permitted under this sub-paragraph~~, does not exceed U.S.$15,000,000 (or its equivalent in another currency)~~ encumbers assets having an aggregate Fair Market Value not in excess of 10% of the Consolidated Net Tangible Assets of the Guarantor;

"Permitted Subsidiary Indebtedness" means:

(i) any Indebtedness of any Group Subsidiary which Indebtedness is in existence as of March 12, 2002;

(ii) any Indebtedness of any Group Subsidiary due to the Guarantor and/or any other Group Subsidiary;

(iii) any Indebtedness of any Group Subsidiary secured by any Security Interest otherwise permitted under paragraph (iii) of the definition of "Permitted Security Interest" in Condition 3(a) (*Defined Terms*);

(iv) any Indebtedness of any Group Subsidiary outstanding on the date on which such Group Subsidiary was acquired by the Guarantor or otherwise became a Group Subsidiary (other than Indebtedness incurred as consideration in, or to provide all or any portion of the funds or credit support utilised to consummate, the transaction or series of transactions pursuant to which such Group Subsidiary became a Group Subsidiary or was otherwise acquired by the Guarantor); and

(~~iv~~v) any Indebtedness of any Group Subsidiary that does not fall within sub-paragraphs (i) to (~~iii~~iv) above which, when aggregated with all other Indebtedness permitted under this sub-paragraph, does not exceed ~~U.S.$15,000,000 (or its equivalent in another currency)~~ 20% of Consolidated Borrowings;

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Relevant Period" means each period of twelve months ending on the last day of the Guarantor's financial year or each period of twelve months ending on the last day of each quarter of the Guarantor's financial year;

"Restricted Investment" means, with respect to any Person, (i) any payment on account of the purchase, redemption or acquisition of (A) any shares of such Person's Share Capital or (B) any option, warrant or other right to acquire shares of such Person's Share Capital or (ii) any advance, loan or investment, or any purchase of Share Capital, Indebtedness or other similar instruments issued by any Person;

~~"Securitisation" means any transaction providing for the issuance of securities whose payments are made from the cash flows generated by specified assets that are not themselves securities;~~

"Security Interest" means any mortgage, charge, pledge, lien, hypotec or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"Share Capital" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's share capital; whether now outstanding or issued after March 12, 2002, including, without limitation, all common shares and all preferred shares of such Person; and

"Subsidiary" of a Person means any company or other business entity of which such Person owns or controls (either directly or indirectly through one or more Subsidiaries) more than 50% ~~or more~~ of the issued Share Capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity.

All accounting expressions which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles in Indonesia.

(b) Negative Pledge

So long as any Note remains outstanding (as defined in the Trust Deed):

(i) the Guarantor shall not and shall procure that no Group Subsidiary shall create or permit to subsist any Security Interest (other than a Permitted Security Interest) upon the whole or any part of its present or future undertaking, assets or revenues (including uncalled capital) to secure any Indebtedness or any Guarantee of any Indebtedness;

(ii) the Guarantor shall not and shall procure that no Group Subsidiary shall give any Guarantee of any Indebtedness of any Person (other than a Permitted Loan/Guarantee); and

(iii) the Guarantor shall not permit any Person which is not the Guarantor or a Group Subsidiary to give any Guarantee of any Indebtedness of any Group Subsidiary and/or the Guarantor (as the case may be),

without (in the case of paragraph (i) above) at the same time or prior thereto (A) securing the Notes equally and rateably therewith to the satisfaction of the Trustee or as may be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders or (B) providing such other security for the Notes as the Trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the Noteholders or as may be approved by an Extraordinary Resolution of Noteholders.

(c) Financial Condition

So long as any Note remains outstanding, the Guarantor shall ensure that the financial condition of the Group shall be such that:

(i) the ratio of Consolidated Borrowings to Consolidated Tangible Net Worth shall not at any time exceed 1.75:1.

(ii) the ratio of EBITDA to Debt Service in respect of any Relevant Period shall be or shall exceed 1:1; and

(iii) the ratio of Current Assets to Current Liabilities shall not be less than 1.5:1.

The financial covenants set out in these Conditions shall be tested by reference to each of the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period.

(d) Fixed Assets Disposals

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part (the Fair Market Value of which is 5% or more of the Consolidated Tangible Net Worth of the Group) of its Fixed Assets other than:

(i) a sale, lease, transfer or other disposition of obsolete or non-productive Fixed Assets which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of its business;

(ii) a sale, lease, transfer or other disposition to the Guarantor and/or any Group Subsidiary which is engaged in a business that is the same as or is related to the Guarantor's oil and gas business and which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of the seller, lessor or transferor's business;

(iii) a sale, lease, transfer or other disposition made in connection with the sale of any Group Subsidiary and which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of the Group's oil and gas business; and

(iv) a sale, lease, transfer or other disposition where the sale price, lease payments, transfer price or other consideration is reinvested in the oil and gas business of the Guarantor or is applied to the repayment of outstanding unsubordinated Indebtedness of the Guarantor and/or any Group Subsidiary, in each case, within 365 days from the sale, lease, transfer or other disposition ~~and~~.

(v) ~~a sale, lease, transfer or other disposition made in connection with any Securitisation where the Guarantor has not given any Guarantee in respect of the securities underlying such Securitisation or in respect of the obligations of the vendor of the Fixed Assets underlying the Securitisation.~~

(e) Consolidation, Mergers and Sale of Assets
So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall consolidate with, merge or amalgamate into or transfer all or substantially all of its assets to any Person unless:

(i) in the case of the Issuer, such Person is a corporation organised and existing under the laws of Mauritius or any political subdivision thereof and resident for tax purposes therein; or

(ii) in the case of the Guarantor, such Person is a corporation organised and existing under the laws of Indonesia or any political subdivision thereof and resident for tax purposes therein,

provided that in the case of (i) above, such successor corporation assumes the Issuer's obligations under the Notes and under the Trust Deed and, in the case of (ii) above, such successor corporation assumes the Guarantor's obligations under the Trust Deed, in each case, under applicable law,

and *provided further that*:

(iii) immediately after giving effect to such consolidation, merger, amalgamation or transfers of assets, no event of default described in Condition 8 (*Events of Default*) (or event that, with the passage of time or giving of notice or both, would be such an event of default) shall have occurred or be continuing or would result therefrom;

(iv) in the case of the Guarantor or any Group Subsidiary other than the Issuer, such consolidation, merger, amalgamation or transfer of assets is with, into or to a Person whose business is the same as or similar to that of the Group's oil and gas business; and

(v) in the case of (i) to (iv) above, such consolidation, merger, amalgamation or transfer is made in compliance with rules and regulations of Badan Pengawas Pasar Modal, the Indonesian Capital Markets Supervisory Agency ("BAPEPAM").

(f) Acquisition
So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall acquire any shares or assets of another Person, other than a Person whose business is the same as or similar to or related to that of the Group's oil and gas business or in respect of assets which are to be used in or related to the Group's oil and gas business, and *provided that* such acquisition is made in compliance with the rules and regulations of BAPEPAM.

(g) Dividends by Guarantor
So long as any Note remains outstanding, the Guarantor shall not pay, make or declare any dividend or other distribution in respect of any financial year of the Guarantor until the aggregate amount available for distribution to its shareholders in respect of such financial year has been determined and then only in an amount not exceeding 50% of the consolidated net income for the immediately preceding financial year of the Guarantor (the "Distributable Amount"), *provided that* if in any financial year less than the Distributable Amount for such financial year is so distributed, the Guarantor shall be entitled to so distribute the undistributed portion of such Distributable Amount in subsequent financial years.

(h) Limitation on Restrictions on Dividends by Group Subsidiaries
So long as any Note remains outstanding, the Guarantor shall not, and shall ensure that no Group Subsidiary shall create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Group Subsidiary to (i) pay dividends to or make any other distributions on its Share Capital, or pay any Indebtedness or other obligations owed to the Guarantor or any Group Subsidiary; (ii) make any loans or advances to the Guarantor or any Group Subsidiary; or (iii) transfer any of its property or assets to the Guarantor or to any Group Subsidiary; *provided that* the foregoing shall not apply to:

(A) any encumbrance or restriction existing pursuant to these Conditions or any other agreement or instrument as in effect or entered into on March 12, 2002;

(B) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness referred to in clause (A) above or contained in any amendment or modification with respect to such Indebtedness; *provided, however, that* the encumbrances and restrictions contained in any agreement, amendment or modification are no less favourable in any material respect with respect to the matters referred to in clauses (i), (ii) and (iii) above than the encumbrances and restrictions with respect to the Indebtedness being refinanced, amended or modified;

(C) in the case of clause (iii) above, customary non-assignment provisions of (1) any leases governing a leasehold interest or (2) any supply, license or other agreement entered into in the ordinary course of business of the Guarantor or any Group Subsidiary;

(D) any encumbrances or restrictions imposed pursuant to the terms of a Permitted Security Interest incurred pursuant to Condition 3(j) (*Additional Group Subsidiary Indebtedness*) and paragraph (iii) of the definition of "Permitted Security Interest" in Condition 3(a) (*Defined Terms*); *provided that* such encumbrances or restrictions in the written opinion of the President Director and/or Director of the Guarantor addressed to the Trustee, (1) are required in order to obtain such financing, (2) are not materially more restrictive, taken as a whole, than encumbrances and restrictions customarily accepted (or, in the absence of any industry custom, reasonably acceptable), in substantially non-recourse project financings and (3) apply only to the assets of the Group Subsidiary that are pledged to secure such non-recourse Indebtedness, the Share Capital of such Person (or any other Person that, directly or indirectly owns such Share Capital as its sole assets) and the income and proceeds therefrom; and

(E) any encumbrance or restriction existing by reason of applicable law.

(i) Issue of new securities
So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall issue any notes, debentures, bonds or other similar instruments which are senior to the Notes.

(j) Additional Group Subsidiary Indebtedness
So long as any Note remains outstanding, the Guarantor shall ensure that no Group Subsidiary shall incur any Indebtedness other than Permitted Subsidiary Indebtedness; *provided that* the foregoing shall not apply to any Indebtedness incurred by a Finance Subsidiary.

(k) Limitation on Issuer's Conduct of Business
So long as any Note remains outstanding, the Guarantor shall cause the Issuer not to conduct any business, own any asset or incur any liabilities, except in connection with financing the operations of the Guarantor.

(l) Limitation on Affiliate Transactions
The Guarantor will not, and will not permit any Group Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Guarantor (an "Affiliate Transaction") unless:

(i) the terms of the Affiliate Transaction are no less favourable to the Guarantor or such Group Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's length dealings with a Person who is not an Affiliate; and

(ii) if such Affiliate Transaction involves an amount in excess of U.S.$3,000,000, the terms of the Affiliate Transaction are set forth in writing and a majority of the Directors and Commissioners of the Guarantor disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in sub-paragraph (i) are satisfied and have approved the relevant Affiliate Transaction as evidenced by resolutions of the Board of Directors and the Board of Commissioners; or

(iii) if such Affiliate Transaction involves an amount in excess of U.S.$25,000,000, the Guarantor obtains a written opinion from an Independent Appraiser to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Group, taken as a whole.

Notwithstanding the foregoing limitation, the Guarantor or any Group Subsidiary may enter into or permit to exist the following:

(A) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors, commissioners and employees of the Guarantor or any of the Group Subsidiaries; and

(B) any agreement in effect as of • 2003 or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement thereto, so long as any such amendment or replacement agreement is no less favourable to the Noteholders in any material respect than the original agreement as in effect on • 2003.

The Trustee shall not be responsible for monitoring the covenants in this Condition 3 (Restrictive Covenants). The Issuer and the Guarantor have, in the Trust Deed, covenanted with and undertaken to deliver to the Trustee certificates stating whether or not such covenants have been complied with (and whether an Event of Default or Potential Event of Default (as defined in the Trust Deed) has occurred) and giving details of any noncompliance. The Trustee shall be entitled to rely on such certificates absolutely and shall not be obliged to enquire further as regards the circumstances then existing.

4. INTEREST

The Notes bear interest from March 19, 2002 (the "Issue Date") at the rate of 10.00% per annum, (the "Rate of Interest") payable semi-annually in arrear on March 19 and September 19 in each year (each, an "Interest Payment Date"), subject as provided in Condition 6 (*Payments*).

Each Note will cease to bear interest from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused, in which case it will continue to bear interest at such rate (both before and after judgement) until whichever is the earlier of (a) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (b) the day which is seven days after the Principal Paying Agent or the Trustee has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

The amount of interest payable on each Interest Payment Date shall be calculated in respect of each Note of U.S.$1,000 denomination. If interest is required to be paid in respect of a Note on any other date, it shall be calculated by applying the Rate of Interest to the principal amount of such Note, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest cent (half a cent being rounded upwards), where "Day Count Fraction" means, in respect of any period, the number of days in the relevant period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months).

5. REDEMPTION AND PURCHASE

(a) Scheduled redemption

Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on March 19, 2007, subject as provided in Condition 6 (*Payments*).

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable) at their principal amount, together with interest accrued to the date fixed for redemption.

The right of the Issuer to redeem the Notes is only exercisable if the Issuer determines and satisfies the Trustee in the manner prescribed below immediately prior to the giving of such notice that as a result of any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of Mauritius or the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, regulations or rulings (including a holding judgement or order by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after March 12, 2002:

(i) with respect to any payment due or to become due under the Notes, the Issuer is, or on the next Interest Payment Date would be, required to pay additional amounts as provided or referred to in Condition 7 (*Taxation*) on or in respect thereof; or

(ii) the Guarantor is, or on the next Interest Payment Date would be, unable for reasons outside of its control to procure payment by the Issuer and, with respect to any payment due or to become due under the Guarantee of the Notes, the Guarantor is, or on the next Interest Payment Date would be, required to deduct or withhold any tax of the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) at a rate in excess of 20% (calculated without giving effect to any reduction of the rate of withholding tax available under any tax treaty to which the Republic of Indonesia is a party); or

(iii) with respect to any payment by the Guarantor to the Issuer to enable the Issuer to make any payment of principal of, or interest on, the Notes or the additional amounts (if any), the Guarantor is, or on the next Interest Payment Date would be, required to deduct or withhold any tax of the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) at a rate in excess of 10% (calculated after giving effect to any reduction of the rate of withholding tax available under any tax treaty between Mauritius and the Republic of Indonesia), and such obligation cannot be avoided by the Issuer (or the Guarantor as the case may be) taking reasonable measures available to it; *provided, however, that* no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or the Guarantor would be obliged to pay such additional amounts or the Guarantor would be obliged to make such withholding or deduction if a payment in respect of the Notes were then due or (as the case may be) a demand under the Guarantee of the Notes were then made.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver or procure that there is delivered to the Trustee:

(1) a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred; and

(2) an opinion in form and substance satisfactory to the Trustee of independent legal advisers of recognised standing to the effect that the Issuer or (as the case may be) the Guarantor has or will become obliged to pay such additional amounts or (as the case may be) the Guarantor has or will become obliged to make such withholding or deduction as a result of such change or amendment.

The Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the circumstances set out in (i) to (iii) above, in which event they shall be conclusive and binding on the Noteholders.

Upon the expiry of any such notice as is referred to in this Condition 5(b) (*Redemption for tax reasons*), the Issuer shall be bound to redeem the Notes in accordance with this Condition 5(b) (*Redemption for tax reasons*).

(c) No other redemption
The Issuer shall not be entitled to redeem the Notes otherwise than as provided in paragraphs (a) (*Scheduled Redemption*) and (b) (*Redemption for tax reasons*) above.

(d) Purchase
The Issuer, the Guarantor or any Group Subsidiary may at any time purchase Notes in the open market or otherwise and at any price and such Notes may be held, resold or, at the option of the holder, surrendered to any Paying Agent for cancellation (*provided that*, if the Notes are to be cancelled, they are purchased together with all unmatured Coupons relating to them).

(e) Cancellation
All Notes redeemed and any unmatured Coupons attached to or surrendered with them shall be cancelled and all Notes so cancelled and any Notes cancelled pursuant to Condition 5(d) (*Purchase*) above (together with all unmatured Coupons cancelled with them) may not be reissued or resold.

6. PAYMENTS

(a) Principal

Save as provided in paragraph (c) (*Payments in New York City*) below, payments of principal shall be made only against presentation and (*provided that* payment is made in full) surrender of Notes at the Specified Office of any Paying Agent outside the United States by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City.

(b) Interest

Save as provided in paragraph (c) (*Payment in New York City*) below, payments of interest shall, subject to paragraph (f) (*Payments other than in respect of matured Coupons*) below, be made only against presentation and (*provided that* payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) (*Principal*) above.

(c) Payments in New York City

Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the principal and interest on the Notes in U.S. dollars when due, (ii) payment of the full amount of such principal and interest at the offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iii) payment is permitted by applicable United States law.

(d) Payments subject to fiscal laws

All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 7 (*Taxation*). No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) Deduction for unmatured Coupons

If a Note is presented without all unmatured Coupons relating thereto, a sum equal to the aggregate amount of the missing Coupons will be deducted from the amount of principal due for payment; *provided, however, that,* if the gross amount available for payment is less than the principal amount of such Note, the sum deducted will be that proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the principal amount of such Note. Each sum of principal so deducted shall be paid in the manner provided in paragraph (a) (*Principal*) above against presentation and (*provided that* payment is made in full) surrender of the relevant missing Coupons.

(f) Payments on business days

If the due date for payment of any amount in respect of any Note or Coupon is not a business day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding business day in such place and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "business day" means, in respect of any place of presentation, any day on which banks are open for presentation and payment of bearer debt securities and for dealings in foreign currencies in such place of presentation and, in the case of payment by transfer to a U.S. dollar account as referred to above, on which dealings in foreign currencies may be carried on both in New York City and in such place of presentation.

(g) Payments other than in respect of matured Coupons

Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Notes at the Specified Office of any Paying Agent outside the United States (or in New York City if permitted by paragraph (c) (*Payments in New York City*) above).

(h) Partial payments

If a Paying Agent makes a partial payment in respect of any Note or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

7. TAXATION

All payments of principal and interest in respect of the Notes and the Coupons by or on behalf of the Issuer or the Guarantor shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or government charges of whatsoever nature imposed, levied, collected, withheld or assessed by Mauritius or Indonesia or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer or (as the case may be) the Guarantor shall pay such additional amounts as will result in the receipt by the Noteholders and the Couponholders of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such additional amounts shall be payable in respect of any Note or Coupon presented for payment:

(a) by or on behalf of a holder which is liable to such taxes, duties, assessments or government charges in respect of such Note or Coupon by reason of its having some connection with Mauritius or (as the case may be) Indonesia other than the mere holding of such Note or Coupon; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a member state of the European Union; or

(d) more than 30 days after the Relevant Date except to the extent that the relevant holder would have been entitled to such additional amounts if it had presented such Note or Coupon on the last day of such period of 30 days.

In these Conditions, "Relevant Date" means whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received in New York City by the Principal Paying Agent or the Trustee on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Any reference in these Conditions to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this Condition 7 (*Taxation*) or any undertaking given in addition to or in substitution of this Condition 7 (*Taxation*) pursuant to the Trust Deed.

If the Issuer or the Guarantor becomes subject at any time to any taxing jurisdiction other than Mauritius or Indonesia respectively, references in these Conditions to Mauritius or Indonesia shall be construed as references to Mauritius or (as the case may be) Indonesia and/or such other jurisdiction.

8. EVENTS OF DEFAULT

If any of the following events occurs and is continuing, then the Trustee at its discretion may and, if so requested in writing by holders of at least one-quarter of the aggregate principal amount of the outstanding Notes or if so directed by an Extraordinary Resolution, shall (subject to the Trustee having been indemnified or provided with security to its satisfaction) give written notice to the Issuer declaring the Notes to be immediately due and payable, whereupon they shall become immediately due and payable at their principal amount together with accrued interest without further action or formality:

(a) Non-payment
The Issuer fails to pay any amount of principal in respect of the Notes on the due date for payment thereof or fails to pay any amount of interest in respect of the Notes within five days of the due date for payment thereof; or

(b) Breach of other obligations
The Issuer or the Guarantor defaults in the performance or observance of any of its other obligations under or in respect of the Notes or the Trust Deed and such default (i) is, in the opinion of the Trustee, incapable of remedy or (ii) being a default which is, in the opinion of the Trustee, capable of remedy, remains unremedied for 30 days or such longer period as the Trustee may agree after the Trustee has given written notice thereof to the Issuer and the Guarantor; or

(c) Cross-default of Guarantor or Group Subsidiary

(i) any Indebtedness of the Guarantor or any Group Subsidiary is not paid when due or (as the case may be) within any originally applicable grace period;

(ii) any such Indebtedness becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Guarantor or (as the case may be) such Group Subsidiary or (*provided that* no event of default, howsoever described, has occurred) any person entitled to such Indebtedness; or

(iii) the Guarantor or any Group Subsidiary fails to pay when due or (as the case may be) within any originally applicable grace period any amount payable by it under any Guarantee of any Indebtedness;

provided that the amount of Indebtedness referred to in sub-paragraph (i) and/or sub-paragraph (ii) above and/or the amount payable under any Guarantee referred to in sub-paragraph (iii) above individually or in the aggregate exceeds U.S.$10,000,000 (or its equivalent in any other currency or currencies); or

(d) Unsatisfied judgement
One or more judgement(s) or order(s) from which no further appeal or judicial review is permissible under applicable law for the payment of any amount in excess of U.S.$5,000,000 (or its equivalent in any other currency or currencies), whether individually or in aggregate, is rendered against the Guarantor or any Group Subsidiary and continue(s) unsatisfied and unstayed for a period of 30 days after the date(s) thereof or, if later, the date therein specified for payment; or

(e) Enforcement proceedings
A distress, attachment, execution or other legal process relating to claims in excess of U.S.$5,000,000 (or its equivalent in any other currency or currencies) is levied, enforced or sued out on or against any part of the undertaking, assets or revenues of the Guarantor or any Material Group Subsidiary and is not discharged or stayed within 30 days; or

(f) Security enforced
Any Security Interest created or assumed by the Guarantor or any Material Group Subsidiary in respect of the whole or any part of the undertaking, assets and revenues of the Guarantor or such Material Group Subsidiary becomes enforceable or a secured party takes possession, or a receiver, manager or other similar officer is appointed, of the whole or a substantial (in the opinion of the Trustee) part of the undertaking, assets and revenues of the Guarantor or any Material Group Subsidiary; or

(g) Insolvency, etc.
(i) the Guarantor or any Group Subsidiary becomes insolvent or is unable to pay its debts as they fall due, (ii) an administrator or liquidator of the Guarantor or any Material Group Subsidiary or the whole or a substantial (in the opinion of the Trustee) part of the undertaking, assets and revenues of the Guarantor or such Material Group Subsidiary is appointed (or application for any such appointment is made), (iii) the Guarantor or any Material Group Subsidiary takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its Indebtedness or any Guarantee of any Indebtedness given by it or (iv) the Guarantor or any Material Group Subsidiary ceases or threatens to cease to carry on all or any substantial part of its business; or

(h) Winding up, etc.

A petition in bankruptcy, reorganisation, winding-up or liquidation is filed against the Guarantor or any Material Group Subsidiary and remains undischarged for more than 30 days or the Guarantor or any Material Group Subsidiary initiates or consents to proceedings relating to itself under any applicable bankruptcy, insolvency or reorganisation laws or an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Guarantor or any Material Group Subsidiary; or

(i) Analogous event

Any event occurs which under the laws of Mauritius or Indonesia has an analogous effect to any of the events referred to in paragraphs (d) (*Unsatisfied judgement*) to (h) (*Winding up, etc.*) above; or

(j) Cessation of ownership

The entire issued share capital of the Issuer ceases to be wholly owned, direct or indirectly, by the Guarantor; or

(k) Audited Accounts

The Guarantor fails to file its annual audited accounts for any of its financial years 2002, 2003, 2004, 2005 or 2006 with BAPEPAM by the date 30 days after the last day on which such annual audited accounts are required by BAPEPAM to be filed with it or the audited accounts of the Guarantor for any of those financial years are qualified by the independent certified accountants for the time being of the Guarantor in respect of any matter which has, or would have, a material effect (in the Trustee's sole discretion) on the earnings or financial condition of the Guarantor; or

(l) Guarantee not in force

The Guarantee of the Notes is not (or is claimed by the Guarantor not to be) in full force or effect; or

(m) Unlawfulness

It is or will become unlawful for the Issuer or the Guarantor to perform or comply with any of its obligations under or in respect of the Notes or the Trust Deed; or

(n) Moratorium or Expropriation

A moratorium is agreed or declared in respect of any Indebtedness of the Guarantor or any Group Subsidiary or any governmental authority or agency condemns, seizes, compulsorily purchases or expropriates all or a substantial part of the assets of the Guarantor or any Group Subsidiary.

For the purposes of this Condition 8 (*Events of Default*), "Material Group Subsidiary" means (i) the Issuer and/or (ii) any other Group Subsidiary, and in the case of (ii), such Group Subsidiary from time to time whose gross revenue, pre-tax profits or gross assets (as shown in the then latest audited or unaudited accounts of such Group Subsidiary) represent not less than 5% of the gross revenue, pre-tax profits or gross assets of the Group, as shown in the latest consolidated audited or unaudited accounts of the Group, *provided that* with respect to any subsequent unaudited quarterly or semi-annual accounts of the relevant Group Subsidiary or the consolidated accounts of the Group, the Guarantor shall, on the request of the Trustee, and in any case, at the same time as providing the Trustee with the financial statements of the Guarantor, request a certificate from its auditors addressed to the Trustee listing those companies or other business entities which as at the last day of the Relevant Period were Material Group Subsidiaries for the purposes of this Condition 8 (*Events of Default*) and, in the absence of manifest error, such certificate from the auditors of the Guarantor shall be conclusive and binding upon each of the Guarantor and the Trustee.

9. PRESCRIPTION

Claims for principal shall become void unless the relevant Notes are presented for payment within ten years of the appropriate Relevant Date. Claims for interest shall become void unless the relevant Coupons are presented for payment within five years of the appropriate Relevant Date.

10. REPLACEMENT OF NOTES AND COUPONS

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Principal Paying Agent and the Paying Agent having its Specified Office in Singapore, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

11. TRUSTEE AND PAYING AGENTS

Under the Trust Deed, the Trustee is entitled to be indemnified and relieved from responsibility in certain circumstances and to be paid its costs and expenses in priority to the claims of the Noteholders. In addition, the Trustee is entitled to enter into business transactions with the Issuer, the Guarantor and any entity relating to the Issuer or the Guarantor without accounting for any profit. In the exercise of its powers and discretions under these Conditions and the Trust Deed, the Trustee will have regard to the interests of the Noteholders as a class and will not be responsible for any consequence for individual holders of Notes or Coupons as a result of such holders being connected in any way with a particular territory or taxing jurisdiction.

The Trust Deed provides that the Trustee shall rely on certificates or reports from Auditors whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors.

In acting under the Agency Agreement and in connection with the Notes and the Coupons, the Paying Agents act solely as agents of the Issuer, the Guarantor and (to the extent provided therein) the Trustee and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders.

The initial Paying Agents and their initial Specified Offices are listed below. The Issuer and the Guarantor reserve the right (with the prior approval of the Trustee) at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor principal paying agent and additional or successor paying agents; *provided, however, that* the Issuer and the Guarantor shall at all times maintain (a) a principal paying agent, (b) a paying agent in Singapore and (c), if the conclusions of the ECOFIN Council meeting of November 26-27, 2000 are implemented, a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing such conclusions or any law implementing or complying with, or introduced to conform to, such Directive.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

12. MEETINGS OF NOTEHOLDERS; MODIFICATION AND WAIVER; SUBSTITUTION

(a) Meetings of Noteholders

The Trust Deed contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions or the Trust Deed. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and the Guarantor (acting together) or by the Trustee and shall be convened by the Trustee upon the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing one more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented; *provided, however, that* certain proposals (including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of payments under the Notes, to

amend the terms of the Guarantee of the Notes or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution (each, a "Reserved Matter") may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than three-quarters or, at any adjourned meeting, one-quarter of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders and Couponholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders under the Trust Deed will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b) Modification and waiver

The Trustee may, without the consent of the Noteholders or Couponholders agree to any modification of these Conditions or the Trust Deed (other than in respect of a Reserved Matter) which is, in the opinion of the Trustee, proper to make if, in the opinion of the Trustee, such modification will not be materially prejudicial to the interests of Noteholders and to any modification of the Notes or the Trust Deed which is of a formal, minor or technical nature or is to correct a manifest error.

In addition, the Trustee may, without the consent of the Noteholders or Couponholders authorise or waive any proposed breach or breach of the Notes or the Trust Deed (other than a proposed breach or breach relating to the subject of a Reserved Matter) if, in the opinion of the Trustee, the interests of the Noteholders will not be materially prejudiced thereby.

Unless the Trustee agrees otherwise, any such authorisation, waiver or modification shall be notified to the Noteholders as soon as practicable thereafter.

(c) Substitution

The Trust Deed contains provisions under which (i) the Guarantor or any Group Subsidiary may, without the consent of the Noteholders or Couponholders assume the obligations of the Issuer as principal debtor under the Trust Deed and the Notes and (ii) any Group Subsidiary may, without the consent of the Noteholders or Couponholders assume the obligations of the Guarantor as guarantor under the Trust Deed and the Notes, *provided that*, in each case, certain conditions specified in the Trust Deed are fulfilled, including (A) in the case of a substitution of the Issuer by a company other than the Guarantor, a requirement that the Guarantee of the Notes is fully effective in relation to the obligations of the new principal debtor under the Trust Deed and the Notes and (B) in the case of a substitution of the Guarantor as guarantor under the Trust Deed, a requirement that the Guarantee of the Notes by the new guarantor is fully effective in relation to the obligations of the new guarantor under the Trust Deed and the Notes.

No Noteholder or Couponholder shall, in connection with any substitution, be entitled to claim any indemnification or payment in respect of any tax consequence thereof for such Noteholder or (as the case may be) Couponholder except to the extent provided for in Condition 7 (*Taxation*) (or any undertaking given in addition to or substitution for it pursuant to the provisions of the Trust Deed).

13. ENFORCEMENT

The Trustee may at any time, at its discretion and without notice, institute such proceedings as it thinks fit to enforce its rights under the Trust Deed in respect of the Notes, but it shall not be bound to do so unless:

(a) it has been so requested in writing by the holders of at least one-quarter of the aggregate principal amount of the outstanding Notes or has been so directed by an Extraordinary Resolution; and

(b) it has been indemnified or provided with security to its satisfaction.

No Noteholder may proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound to do so, fails to do so within a reasonable time and such failure is continuing.

14. FURTHER ISSUES

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders and in accordance with the Trust Deed, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes. The Issuer may from time to time, with the consent of the Trustee, create and issue other series of notes having the benefit of the Trust Deed.

15. NOTICES

Notices to the Noteholders shall be valid if published in a leading English language daily newspaper having general circulation in Asia (which is expected to be *The Asian Wall Street Journal*) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Asia provided however that so long as the Notes are listed on the official list of the Singapore Exchange Securities Trading Limited and its rules so require, notices will also be published in a leading English language newspaper having general circulation in Singapore (which is expected to be *The Business Times, Singapore Edition*). Any such notice shall be deemed to have been given on the date of first publication. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders.

16. GOVERNING LAW AND JURISDICTION

(a) Governing law

The Trust Deed and the Notes and all matters arising from or connected with them are governed by, and shall be construed in accordance with, English law.

(b) Jurisdiction

Each of the Issuer and the Guarantor has in the Trust Deed (i) agreed that the courts of England have exclusive jurisdiction to settle any dispute (a "Dispute") arising from or connected with the Trust Deed or the Notes; (ii) agreed that such courts are the most appropriate and convenient courts to settle any Dispute and, accordingly, it will not argue to the contrary; (iii) designated a person in England to accept service of any process on its behalf; and (iv) consented to the enforcement of any judgement.

Annex 3 — Summary description of the Existing Notes

The description set out below does not purport to be complete and is qualified in its entirety by all the applicable documentation for the Existing Notes, copies of which may be obtained from the Existing Principal Paying Agent at the address indicated on the back cover page of this Offering Memorandum. The text of the Terms and Conditions of the Existing Notes is set forth in "Annex 4 — Terms and Conditions of the Existing Notes".

Issuer	MEI Euro Finance Limited.
Guarantor	PT Medco Energi Internasional Tbk.
Current Outstanding Principal Amount	The original principal amount of the Existing Notes issued was U.S.$100,000,000. Between May 1, 2002 and June 20, 2002, the Guarantor purchased Existing Notes at prices (expressed as a percentage of nominal value) between 99.5% and 98.75%. Between October 1, 2002 and November 22, 2002, the Guarantor sold such Existing Notes at prices (expressed as a percentage of nominal value) between 98.5% and 99.35%. A complete list of such transactions is available from the Issuer at the address indicated on the back cover page of this Offering Memorandum. No Existing Notes have been cancelled and accordingly the current outstanding principal amount of the Existing Notes is U.S.$100,000,000. There are no Existing Notes currently held, directly or indirectly, by the Issuer, the Guarantor or any Subsidiary (as defined in the Existing Trust Deed).
Existing Note Offering	The Existing Notes have not been, and will not be, registered under the Securities Act and were offered outside the United States under Regulation S.
Existing Guarantee	Payment of principal, interest and any additional amounts on the Existing Notes is irrevocably and unconditionally guaranteed by the Guarantor (the "Existing Guarantee").
Maturity Date	March 19, 2007.
Interest	The Existing Notes bear interest at the rate of 10.00% per annum and are payable semi-annually in arrear on March 19 and September 19 of each year.
Withholding Taxes	All payments in respect of the Existing Notes and the Existing Guarantee are made free and clear of, and without withholding or deduction for Mauritius or Indonesian taxes. In the event that the Issuer or the Guarantor is required by law to deduct or withhold Mauritius or Indonesian taxes, the Issuer or the Guarantor, as the case may be, will pay additional amounts (subject to certain exceptions) in respect of such withholding tax on such payments.

Ranking	The Existing Notes are senior obligations of the Issuer and rank *pari passu* in right of payment to all other existing and future senior indebtedness of the Issuer. The Existing Guarantee is senior obligations of the Guarantor and will rank *pari passu* in right of payment to all other existing and future senior indebtedness of the Guarantor. The Existing Notes and the Existing Guarantee are effectively subordinated to any other secured obligations of the Issuer and the Guarantor to the extent of the assets serving as security therefor and to all indebtedness of subsidiaries of the Guarantor with respect to the assets of such subsidiaries.
Optional Redemption	Except as set forth under "Tax Redemption" below, the Existing Notes are not redeemable prior to March 19, 2007.
Tax Redemption	Subject to certain exceptions, the Existing Notes may be redeemed, in whole but not in part, at the option of the Issuer, at a redemption price equal to the principal amount thereof, plus accrued interest to the redemption date (plus additional amounts due thereon, if any) if, as a result of certain changes in the laws, treaties, regulations or rulings (or the application or interpretation thereof) affecting Mauritius or Indonesian taxes, the Issuer or the Guarantor would be required to pay certain additional amounts.
Covenants	The Issuer and the Guarantor have agreed in the Existing Notes and the Conditions related thereto to observe certain covenants, including, among other things, covenants as to maintenance of certain financial ratios, incurrence of additional debt, grant of security interests, payment of dividends, mergers, acquisitions and disposals and certain other covenants.
Events of Default	Certain events permit acceleration of the principal of the Existing Notes (together with all interest and additional amounts accrued and unpaid thereon). These events include default with respect to the payment of principal of, or interest or additional amounts on, the Existing Notes.
Form of the Existing Notes	The Existing Notes are in bearer form and in the denomination of U.S.$1,000. The Existing Notes are traded in minimum board lot size of U.S.$200,000 as long as any of the Existing Notes remain listed on the SGX-ST.
Listing and Trading	The Existing Notes are listed on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions or reports contained in this Offering Memorandum. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Issuer, the Guarantor or the Existing Notes.
Governing Law	The Existing Notes are governed by, and construed in accordance with, the laws of England.

Annex 4 — Terms and Conditions of the Existing Notes

The U.S.$100,000,000 10.00% Guaranteed Notes due 2007 (the "Notes", which expression includes any further notes issued pursuant to Condition 14 (*Further issues*) and forming a single series therewith) of MEI Euro Finance Limited (the "Issuer") are subject to, and have the benefit of, a trust deed dated March 19, 2002 (as amended or supplemented from time to time, the "Trust Deed") between the Issuer, PT Medco Energi Internasional Tbk (the "Guarantor") and JPMorgan Chase Bank, London Branch as trustee (the "Trustee", which expression includes all persons for the time being trustee or trustees appointed under the Trust Deed) and are the subject of an agency agreement dated March 19, 2002 (as amended or supplemented from time to time, the "Agency Agreement") between the Issuer, the Guarantor, JPMorgan Chase Bank, London Branch as principal paying agent (the "Principal Paying Agent", which expression includes any successor principal paying agent appointed from time to time in connection with the Notes), the paying agent named therein (together with the Principal Paying Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes) and the Trustee. Certain provisions of these Conditions are summaries of the Trust Deed and the Agency Agreement and subject to their detailed provisions. The holders of the Notes (the "Noteholders") and the holders of the related interest coupons (the "Couponholders" and the "Coupons", respectively) are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them. Copies of the Trust Deed and the Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Office for the time being of the Trustee, being at the date hereof Trinity Tower, 9 Thomas More Street, London E1W 1YT and at the Specified Offices (as defined in the Agency Agreement) of each of the Paying Agents, the initial Specified Offices of which are set out below.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form in the denomination of U.S.$1,000 with Coupons attached at the time of issue. Title to the Notes and the Coupons will pass by delivery. The holder of any Note or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no person shall be liable for so treating such holder. No person shall have any right to enforce any term or condition of the Notes or the Trust Deed under the Contracts (Rights of Third Parties) Act 1999.

2. STATUS AND GUARANTEE

(a) Status of the Notes

The Notes constitute (subject to Condition 3 *(Restrictive Covenants)*) direct, general and unconditional obligations of the Issuer which will at all times rank *pari passu* and without any preference among themselves and at least *pari passu* with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

(b) Guarantee of the Notes

The Guarantor has in the Trust Deed unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes. This guarantee (the "**Guarantee of the Notes**") constitutes direct, general and unconditional obligations of the Guarantor which will at all times rank at least *pari passu* and without any preference with all other present and future unsecured obligations of the Guarantor, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

3. RESTRICTIVE COVENANTS

(a) Defined Terms

In these Conditions:

"Consolidated Borrowings" means at any time the aggregate amount of all obligations of the Group for or in respect of Indebtedness but excluding any such obligations to the Guarantor and/or any Group Subsidiary (and so that no amount shall be included or excluded more than once);

"Consolidated Finance Charges" means, in respect of any Relevant Period, the aggregate amount of the interest (including the interest element of leasing and hire purchase payments and capitalised interest), commissions, fees, discounts and other finance payments payable by the Guarantor and/or any Group Subsidiary;

"Consolidated Tangible Net Worth" means at any time the aggregate of the amounts paid up or credited as paid up on the issued Share Capital of the Guarantor (other than any redeemable shares) and the aggregate amount of the reserves of the Group including:

(i) any amount credited to the share premium account;

(ii) any capital redemption reserve fund; and

(iii) any balance standing to the credit of the consolidated profit and loss account of the Group,

but deducting:

(iv) any debit balance on the consolidated profit and loss account of the Group;

(v) (to the extent included) any amount shown in respect of goodwill (including goodwill arising only on consolidation) or other intangible assets of the Group and interests of any Person (other than the Guarantor and/or any Group Subsidiary) in any Group Subsidiary;

(vi) (to the extent included) any amount set aside for taxation, deferred taxation or bad debts; and

(vii) (to the extent included) any amounts arising from an upward revaluation of assets made at any time after March 12, 2002,

and so that no amount shall be included or excluded more than once;

"Current Assets" means the aggregate of all inventory, trade and other receivables of the Group including sundry debtors maturing within twelve months from the date of computation, as determined by reference to the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period;

"Current Liabilities" means the aggregate of all liabilities (including trade creditors, accruals and provisions and prepayments) of the Group falling due within twelve months from the date of computation, as determined by reference to the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period;

"Debt Service" means, in respect of any Relevant Period, the aggregate of:

(i) Consolidated Finance Charges; and

(ii) the aggregate of all scheduled and mandatory payments of any Indebtedness of the Group falling due;

"EBIT" means, in respect of any Relevant Period, the consolidated net income of the Group before:

(i) any provision on account of taxation;

(ii) any interest, commission, discounts or other fees incurred or payable, received or receivable by the Group in respect of Indebtedness;

(iii) any gain or loss on foreign exchange; and

(iv) any items treated as exceptional or extraordinary items,

but including any non-cash items increasing consolidated net income for such Relevant Period, to the extent deducted for the purpose of determining consolidated net income for such Relevant Period;

"EBITDA" means, for any Relevant Period, EBIT before any amount attributable to the amortisation of intangible assets and depreciation of tangible assets;

"Fair Market Value" means, with respect to any asset, the price that could be negotiated in an arm's length free market transaction, for cash, between a willing buyer and a willing seller, neither of which is under pressure or compulsion to complete the transaction, as determined:

(i) if such asset has a Fair Market value equal to or less than U.S.$1,000,000, by any officer of the Guarantor;

(ii) if such asset has a Fair Market Value of more than U.S.$1,000,000 but less than U.S.$5,000,000, by a majority of the Board of Directors and evidenced by a Board Resolution dated within 30 days of the relevant transaction, delivered to the Trustee; and

(iii) if such asset has a Fair Market Value equal to or more than U.S.$5,000,000, by an independent expert valuer and evidenced by a certificate dated within 30 days of the relevant transaction, delivered to the Trustee;

"Fixed Assets" means tangible property used in the operation of a business (and for further clarity excludes inventory and accounts receivable);

"Group" means the Guarantor and its Subsidiaries;

"Group Subsidiary" means any Subsidiary of the Guarantor including, without limitation, the Issuer, and "Group Subsidiaries" means all of such Subsidiaries;

"Guarantee" means, in relation to any Indebtedness of any Person, any obligation of another Person to pay such Indebtedness including (without limitation):

(i) any obligation to purchase such Indebtedness;

(ii) any obligation to lend money, to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness;

(iii) any indemnity against the consequences of a default in the payment of such Indebtedness; and

(iv) any other agreement to be responsible for such Indebtedness;

"Indebtedness" means any indebtedness of any Person for money borrowed or raised including (without limitation) any indebtedness for or in respect of:

(i) amounts raised by acceptance under any acceptance credit facility;

(ii) amounts raised under any note purchase facility;

(iii) the amount of any liability in respect of leases or hire purchase contracts which would, in accordance with applicable law and generally accepted accounting principles, be treated as finance or capital leases;

(iv) the amount of any liability in respect of any purchase price for assets or services the payment of which is deferred for a period in excess of 60 days; and

(v) amounts raised under any other transaction (including, without limitation, any forward sale or purchase agreement) having the commercial effect of a borrowing;

"Non-Recourse" in respect of a Person, means that the creditor of the relevant Indebtedness has no recourse to the assets of such Person;

"Permitted Loan/Guarantee" means:

(i) any loan made, credit granted or Guarantee of the Indebtedness or any Person given by the Guarantor or any Group Subsidiary in the ordinary course of business;

(ii) any loan, credit or Guarantee of the Indebtedness of any Person by the Guarantor or any Group Subsidiary in existence as of March 12, 2002;

(iii) *provided that* the same is permitted under Condition 3(j) (*Additional Group Subsidiary Indebtedness*), any loan or credit (A) by the Guarantor to or for the benefit of any Group Subsidiary or (B) by any Group Subsidiary to or for the benefit of the Guarantor and/or any other Group Subsidiary;

(iv) *provided that* the same is permitted under Condition 3(j) (*Additional Group Subsidiary Indebtedness*), any Guarantee of the Indebtedness of any Person (A) by the Guarantor to or for the benefit of any Group Subsidiary or (B) by any Group Subsidiary to or for the benefit of the Guarantor and/or any other Group Subsidiary; and

(v) any loan, credit or Guarantee of the Indebtedness of any Person by the Guarantor and/or any Group Subsidiary that does not fall within sub-paragraphs (i) to (iv) above which, when aggregated with all other loans, credit or Guarantees permitted under this sub-paragraph, does not exceed U.S.$15,000,000 (or its equivalent in another currency);

"Permitted Security Interest" means:

(i) any Security Interest in existence on March 12, 2002 to the extent that it secures Indebtedness outstanding on such date;

(ii) any Security Interest arising by operation of law and in the ordinary course of business of the Guarantor or any Group Subsidiary which does not (either alone or together with any one or more other such Security Interests) materially impair the operation of such business and which has not been enforced against the assets to which it attaches;

(iii) any Security Interest over any asset acquired after March 12, 2002 and securing the payment of all or part of the purchase price of such asset (and/or Indebtedness incurred in respect of such purchase price), provided that:

  (A) the aggregate principal amount of the Indebtedness secured by Security Interests incurred pursuant to this paragraph (iii) shall not exceed, in the case of assets so acquired, 85% of the purchase price of such assets;

  (B) the Indebtedness secured by such Security Interest, in addition to being permitted to be maintained, issued or incurred under this paragraph (iii), shall have also been permitted to be maintained, issued or incurred under the remainder of these Conditions;

  (C) such Security Interest shall not encumber any other assets of the Guarantor or any other Group Subsidiary; and

(D) such Indebtedness is Non-Recourse to the Guarantor and the other Group Subsidiaries,

provided however that no more than U.S.$50,000,000 from the net proceeds of the sale of the Notes shall be used to make a Restricted Investment in the Group Subsidiary(ies) that own(s) the assets subject to such Security Interest, it being understood that this proviso shall apply only in relation to a Security Interest permitted pursuant to this paragraph (iii) and shall not apply to any Restricted Investment in relation to any Security Interest permitted pursuant to paragraphs (i), (ii), (iv), (v) or (vi) hereof;

(iv) any Security Interest over any inventory or accounts receivable of the Group to the extent it secures Indebtedness permitted to be incurred pursuant to these Conditions or to the extent granted in connection with any Securitisation;

(v) any Security Interest on assets securing Indebtedness which is issued to refinance Indebtedness which has been secured by any Security Interest and is permitted by these Conditions to be refinanced by these Conditions, provided that such Security Interest does not extend to or cover any assets of the Group not securing the Indebtedness so refinanced;

(vi) any Security Interest that does not fall within sub-paragraphs (i) to (v) above and that secures Indebtedness which, when aggregated with Indebtedness secured by all other Security Interests permitted under this sub-paragraph, does not exceed U.S.$15,000,000 (or its equivalent in another currency);

"Permitted Subsidiary Indebtedness" means:

(i) any Indebtedness of any Group Subsidiary which Indebtedness is in existence as of March 12, 2002;

(ii) any Indebtedness of any Group Subsidiary due to the Guarantor and/or any other Group Subsidiary;

(iii) any Indebtedness of any Group Subsidiary secured by any Security Interest otherwise permitted under paragraph (iii) of the definition of "Permitted Security Interest" in Condition 3(a) *(Defined Terms)*; and

(iv) any Indebtedness of any Group Subsidiary that does not fall within sub-paragraphs (i) to (iii) above which, when aggregated with all other Indebtedness permitted under this sub-paragraph, does not exceed U.S.$15,000,000 (or its equivalent in another currency);

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Relevant Period" means each period of twelve months ending on the last day of the Guarantor's financial year or each period of twelve months ending on the last day of each quarter of the Guarantor's financial year;

"Restricted Investment" means, with respect to any Person, (i) any payment on account of the purchase, redemption or acquisition of (A) any shares of such Person's Share Capital or (B) any option, warrant or other right to acquire shares of such Person's Share Capital or (ii) any advance, loan or investment, or any purchase of Share Capital, Indebtedness or other similar instruments issued by any Person;

"Securitisation" means any transaction providing for the issuance of securities whose payments are made from the cash flows generated by specified assets that are not themselves securities;

"Security Interest" means any mortgage, charge, pledge, lien, hypotec or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"Share Capital" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's share capital; whether now outstanding or issued after March 12, 2002, including, without limitation, all common shares and all preferred shares of such Person; and

"Subsidiary" of a Person means any company or other business entity of which such Person owns or controls (either directly or indirectly through one or more Subsidiaries) more than 50% or more of the issued Share Capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity.

All accounting expressions which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles in Indonesia.

(b) Negative Pledge

So long as any Note remains outstanding (as defined in the Trust Deed):

(i) the Guarantor shall not and shall procure that no Group Subsidiary shall create or permit to subsist any Security Interest (other than a Permitted Security Interest) upon the whole or any part of its present or future undertaking, assets or revenues (including uncalled capital) to secure any Indebtedness or any Guarantee of any Indebtedness;

(ii) the Guarantor shall not and shall procure that no Group Subsidiary shall give any Guarantee of any Indebtedness of any Person (other than a Permitted Loan/Guarantee); and

(iii) the Guarantor shall not permit any Person which is not the Guarantor or a Group Subsidiary to give any Guarantee of any Indebtedness of any Group Subsidiary and/or the Guarantor (as the case may be),

without (in the case of paragraph (i) above) at the same time or prior thereto (A) securing the Notes equally and rateably therewith to the satisfaction of the Trustee or as may be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders or (B) providing such other security for the Notes as the Trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the Noteholders or as may be approved by an Extraordinary Resolution of Noteholders.

(c) Financial Condition

So long as any Note remains outstanding, the Guarantor shall ensure that the financial condition of the Group shall be such that:

(i) the ratio of Consolidated Borrowings to Consolidated Tangible Net Worth shall not at any time exceed 1.75:1.

(ii) the ratio of EBITDA to Debt Service in respect of any Relevant Period shall be or shall exceed 1:1; and

(iii) the ratio of Current Assets to Current Liabilities shall not be less than 1.5:1.

The financial covenants set out in these Conditions shall be tested by reference to each of the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period.

(d) Fixed Assets Disposals

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part (the Fair Market Value of which is 5% or more of the Consolidated Tangible Net Worth of the Group) of its Fixed Assets other than:

(i) a sale, lease, transfer or other disposition of obsolete or non-productive Fixed Assets which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of its business;

(ii) a sale, lease, transfer or other disposition to the Guarantor and/or any Group Subsidiary which is engaged in a business that is the same as or is related to the Guarantor's oil and gas business and which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of the seller, lessor or transferor's business;

(iii) a sale, lease, transfer or other disposition made in connection with the sale of any Group Subsidiary and which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of the Group's oil and gas business;

(iv) a sale, lease, transfer or other disposition where the sale price, lease payments, transfer price or other consideration is reinvested in the oil and gas business of the Guarantor or is applied to the repayment of outstanding unsubordinated Indebtedness of the Guarantor and/or any Group Subsidiary, in each case, within 365 days from the sale, lease, transfer or other disposition; and

(v) a sale, lease, transfer or other disposition made in connection with any Securitisation where the Guarantor has not given any Guarantee in respect of the securities underlying such Securitisation or in respect of the obligations of the vendor of the Fixed Assets underlying the Securitisation.

(e) Consolidation, Mergers and Sale of Assets

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall consolidate with, merge or amalgamate into or transfer all or substantially all of its assets to any Person unless:

(i) in the case of the Issuer, such Person is a corporation organised and existing under the laws of Mauritius or any political subdivision thereof and resident for tax purposes therein; or

(ii) in the case of the Guarantor, such Person is a corporation organised and existing under the laws of Indonesia or any political subdivision thereof and resident for tax purposes therein,

provided that in the case of (i) above, such successor corporation assumes the Issuer's obligations under the Notes and under the Trust Deed and, in the case of (ii) above, such successor corporation assumes the Guarantor's obligations under the Trust Deed, in each case, under applicable law,

and *provided further that*:

(iii) immediately after giving effect to such consolidation, merger, amalgamation or transfers of assets, no event of default described in Condition 8 (*Events of Default*) (or event that, with the passage of time or giving of notice or both, would be such an event of default) shall have occurred or be continuing or would result therefrom;

(iv) in the case of the Guarantor or any Group Subsidiary other than the Issuer, such consolidation, merger, amalgamation or transfer of assets is with, into or to a Person whose business is the same as or similar to that of the Group's oil and gas business; and

(v) in the case of (i) to (iv) above, such consolidation, merger, amalgamation or transfer is made in compliance with rules and regulations of Badan Pengawas Pasar Modal, the Indonesian Capital Markets Supervisory Agency ("BAPEPAM").

(f) Acquisition

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall acquire any shares or assets of another Person, other than a Person whose business is the same as or similar to or related to that of the Group's oil and gas business or in respect of assets which are to be used in or related to the Group's oil and gas business, and *provided that* such acquisition is made in compliance with the rules and regulations of BAPEPAM.

(g) Dividends by Guarantor

So long as any Note remains outstanding, the Guarantor shall not pay, make or declare any dividend or other distribution in respect of any financial year of the Guarantor until the aggregate amount available for distribution to its shareholders in respect of such financial year has been determined and then only in an amount not exceeding 50% of the consolidated net income for the immediately preceding financial year of the Guarantor (the "Distributable Amount"), *provided that* if in any financial year less than the Distributable Amount for such financial year is so distributed, the Guarantor shall be entitled to so distribute the undistributed portion of such Distributable Amount in subsequent financial years.

(h) Limitation on Restrictions on Dividends by Group Subsidiaries

So long as any Note remains outstanding, the Guarantor shall not, and shall ensure that no Group Subsidiary shall create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Group Subsidiary to (i) pay dividends to or make any other distributions on its Share Capital, or pay any Indebtedness or other obligations owed to the Guarantor or any Group Subsidiary; (ii) make any loans or advances to the Guarantor or any Group Subsidiary; or (iii) transfer any of its property or assets to the Guarantor to any Group Subsidiary; *provided that* the foregoing shall not apply to:

(A) any encumbrance or restriction existing pursuant to these Conditions or any other agreement or instrument as in effect or entered into on March 12, 2002;

(B) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness referred to in clause (A) above or contained in any amendment or modification with respect to such Indebtedness; *provided, however, that* the encumbrances and restrictions contained in any agreement, amendment or modification are no less favourable in any material respect with respect to the matters referred to in clauses (i), (ii) and (iii) above than the encumbrances and restrictions with respect to the Indebtedness being refinanced, amended or modified;

(C) in the case of clause (iii) above, customary non-assignment provisions of (1) any leases governing a leasehold interest or (2) any supply, license or other agreement entered into in the ordinary course of business of the Guarantor or any Group Subsidiary;

(D) any encumbrances or restrictions imposed pursuant to the terms of a Permitted Security Interest incurred pursuant to Condition 3(j) (*Additional Group Subsidiary Indebtedness*) and paragraph (iii) of the definition of "Permitted Security Interest" in Condition 3(a) (*Defined Terms*); *provided that* such encumbrances or restrictions in the written opinion of the President Director and/or Director of the Guarantor addressed to the Trustee, (1) are required in order to obtain such financing, (2) are not materially more restrictive, taken as a whole, than encumbrances and restrictions customarily accepted (or, in the absence of any industry custom, reasonably acceptable), in substantially non-recourse project financings and (3) apply only to the assets of the Group Subsidiary that are pledged to secure such non-recourse Indebtedness, the Share Capital of such Person (or any other Person that, directly or indirectly owns such Share Capital as its sole assets) and the income and proceeds therefrom; and

(E) any encumbrance or restriction existing by reason of applicable law.

(i) Issue of new securities

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall issue any notes, debentures, bonds or other similar instruments which are senior to the Notes.

(j) Additional Group Subsidiary Indebtedness

So long as any Note remains outstanding, the Guarantor shall ensure that no Group Subsidiary shall incur any Indebtedness other than Permitted Subsidiary Indebtedness.

(k) Limitation on Issuer's Conduct of Business

So long as any Note remains outstanding, the Guarantor shall cause the Issuer not to conduct any business, own any asset or incur any liabilities, except in connection with financing the operations of the Guarantor.

The Trustee shall not be responsible for monitoring the covenants in this Condition 3 (Restrictive Covenants). The Issuer and the Guarantor have, in the Trust Deed, covenanted with and undertaken to deliver to the Trustee certificates stating whether or not such covenants have been complied with (and whether an Event of Default or Potential Event of Default (as defined in the Trust Deed) has occurred) and giving details of any non-compliance. The Trustee shall be entitled to rely on such certificates absolutely and shall not be obliged to enquire further as regards the circumstances then existing.

4. INTEREST

The Notes bear interest from March 19, 2002 (the "Issue Date") at the rate of 10.00% per annum, (the "Rate of Interest") payable semi-annually in arrear on March 19 and September 19 in each year (each, an "Interest Payment Date"), subject as provided in Condition 6 (*Payments*).

Each Note will cease to bear interest from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused, in which case it will continue to bear interest at such rate (both before and after judgement) until whichever is the earlier of (a) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (b) the day which is seven days after the Principal Paying Agent or the Trustee has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

The amount of interest payable on each Interest Payment Date shall be calculated in respect of each Note of U.S.$1,000 denomination. If interest is required to be paid in respect of a Note on any other date, it shall be calculated by applying the Rate of Interest to the principal amount of such Note, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest cent (half a cent being rounded upwards), where "Day Count Fraction" means, in respect of any period, the number of days in the relevant period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months).

5. REDEMPTION AND PURCHASE

(a) Scheduled redemption

Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on March 19, 2007, subject as provided in Condition 6 (*Payments*).

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable) at their principal amount, together with interest accrued to the date fixed for redemption.

The right of the Issuer to redeem the Notes is only exercisable if the Issuer determines and satisfies the Trustee in the manner prescribed below immediately prior to the giving of such notice that as a result of any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of Mauritius or the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, regulations or rulings (including a holding judgement or order by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after March 12, 2002:

(i) with respect to any payment due or to become due under the Notes, the Issuer is, or on the next Interest Payment Date would be, required to pay additional amounts as provided or referred to in Condition 7 (*Taxation*) on or in respect thereof; or

(ii) the Guarantor is, or on the next Interest Payment Date would be, unable for reasons outside of its control to procure payment by the Issuer and, with respect to any payment due or to become due under the Guarantee of the Notes, the Guarantor is, or on the next Interest Payment Date would be, required to deduct or withhold any tax of the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) at a rate in excess of 20% (calculated without giving effect to any reduction of the rate of withholding tax available under any tax treaty to which the Republic of Indonesia is a party); or

(iii) with respect to any payment by the Guarantor to the Issuer to enable the Issuer to make any payment of principal of, or interest on, the Notes or the additional amounts (if any), the Guarantor is, or on the next Interest Payment Date would be, required to deduct or withhold any tax of the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) at a rate in excess of 10% (calculated after giving effect to any reduction of the rate of withholding tax available under any tax treaty between Mauritius and the Republic of Indonesia),

and such obligation cannot be avoided by the Issuer (or the Guarantor as the case may be) taking reasonable measures available to it; *provided, however, that* no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or the Guarantor would be obliged to pay such additional amounts or the Guarantor would be obliged to make such withholding or deduction if a payment in respect of the Notes were then due or (as the case may be) a demand under the Guarantee of the Notes were then made.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver or procure that there is delivered to the Trustee:

(1) a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred; and

(2) an opinion in form and substance satisfactory to the Trustee of independent legal advisers of recognised standing to the effect that the Issuer or (as the case may be) the Guarantor has or will become obliged to pay such additional amounts or (as the case may be) the Guarantor has or will become obliged to make such withholding or deduction as a result of such change or amendment.

The Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the circumstances set out in (i) to (iii) above, in which event they shall be conclusive and binding on the Noteholders.

Upon the expiry of any such notice as is referred to in this Condition 5(b) *(Redemption for tax reasons)*, the Issuer shall be bound to redeem the Notes in accordance with this Condition 5(b)*(Redemption for tax reasons)*.

(c) No other redemption

The Issuer shall not be entitled to redeem the Notes otherwise than as provided in paragraphs (a) (*Scheduled Redemption*) and (b) (*Redemption for tax reasons*) above.

(d) Purchase

The Issuer, the Guarantor or any Group Subsidiary may at any time purchase Notes in the open market or otherwise and at any price and such Notes may be held, resold or, at the option of the holder, surrendered to any Paying Agent for cancellation (provided that, if the Notes are to be cancelled, they are purchased together with all unmatured Coupons relating to them).

(e) Cancellation

All Notes redeemed and any unmatured Coupons attached to or surrendered with them shall be cancelled and all Notes so cancelled and any Notes cancelled pursuant to Condition 5(d) (*Purchase*) above (together with all unmatured Coupons cancelled with them) may not be reissued or resold.

6. PAYMENTS

(a) Principal

Save as provided in paragraph (c) (*Payments in New York City*) below, payments of principal shall be made only against presentation and (*provided that* payment is made in full) surrender of Notes at the Specified Office of any Paying Agent outside the United States by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City.

(b) Interest

Save as provided in paragraph (c) (*Payment in New York City*) below, payments of interest shall, subject to paragraph (f) (*Payments other than in respect of matured Coupons*) below, be made only against presentation and (*provided that* payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) (*Principal*) above.

(c) Payments in New York City

Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such

Paying Agents will be able to make payment of the full amount of the principal and interest on the Notes in U.S. dollars when due, (ii) payment of the full amount of such principal and interest at the offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iii) payment is permitted by applicable United States law.

(d) Payments subject to fiscal laws
All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 7 (*Taxation*). No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) Deduction for unmatured Coupons
If a Note is presented without all unmatured Coupons relating thereto, a sum equal to the aggregate amount of the missing Coupons will be deducted from the amount of principal due for payment; *provided, however, that,* if the gross amount available for payment is less than the principal amount of such Note, the sum deducted will be that proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the principal amount of such Note. Each sum of principal so deducted shall be paid in the manner provided in paragraph (a) (*Principal*) above against presentation and (*provided that* payment is made in full) surrender of the relevant missing Coupons.

(f) Payments on business days
If the due date for payment of any amount in respect of any Note or Coupon is not a business day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding business day in such place and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "business day" means, in respect of any place of presentation, any day on which banks are open for presentation and payment of bearer debt securities and for dealings in foreign currencies in such place of presentation and, in the case of payment by transfer to a U.S. dollar account as referred to above, on which dealings in foreign currencies may be carried on both in New York City and in such place of presentation.

(g) Payments other than in respect of matured Coupons
Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Notes at the Specified Office of any Paying Agent outside the United States (or in New York City if permitted by paragraph (c) (*Payments in New York City*) above).

(h) Partial payments
If a Paying Agent makes a partial payment in respect of any Note or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

7. TAXATION

All payments of principal and interest in respect of the Notes and the Coupons by or on behalf of the Issuer or the Guarantor shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or government charges of whatsoever nature imposed, levied, collected, withheld or assessed by Mauritius or Indonesia or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer or (as the case may be) the Guarantor shall pay such additional amounts as will result in the receipt by the Noteholders and the Couponholders of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such additional amounts shall be payable in respect of any Note or Coupon presented for payment:

(a) by or on behalf of a holder which is liable to such taxes, duties, assessments or government charges in respect of such Note or Coupon by reason of its having some connection with Mauritius or (as the case may be) Indonesia other than the mere holding of such Note or Coupon; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a member state of the European Union; or

(d) more than 30 days after the Relevant Date except to the extent that the relevant holder would have been entitled to such additional amounts if it had presented such Note or Coupon on the last day of such period of 30 days.

In these Conditions, "Relevant Date" means whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received in New York City by the Principal Paying Agent or the Trustee on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Any reference in these Conditions to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this Condition 7 *(Taxation)* or any undertaking given in addition to or in substitution of this Condition 7 *(Taxation)* pursuant to the Trust Deed.

If the Issuer or the Guarantor becomes subject at any time to any taxing jurisdiction other than Mauritius or Indonesia respectively, references in these Conditions to Mauritius or Indonesia shall be construed as references to Mauritius or (as the case may be) Indonesia and/or such other jurisdiction.

8. EVENTS OF DEFAULT

If any of the following events occurs and is continuing, then the Trustee at its discretion may and, if so requested in writing by holders of at least one-quarter of the aggregate principal amount of the outstanding Notes or if so directed by an Extraordinary Resolution, shall (subject to the Trustee having been indemnified or provided with security to its satisfaction) give written notice to the Issuer declaring the Notes to be immediately due and payable, whereupon they shall become immediately due and payable at their principal amount together with accrued interest without further action or formality:

(a) Non-payment
The Issuer fails to pay any amount of principal in respect of the Notes on the due date for payment thereof or fails to pay any amount of interest in respect of the Notes within five days of the due date for payment thereof; or

(b) Breach of other obligations
The Issuer or the Guarantor defaults in the performance or observance of any of its other obligations under or in respect of the Notes or the Trust Deed and such default (i) is, in the opinion of the Trustee, incapable of remedy or (ii) being a default which is, in the opinion of the Trustee, capable of remedy, remains unremedied for 30 days or such longer period as the Trustee may agree after the Trustee has given written notice thereof to the Issuer and the Guarantor; or

(c) Cross-default of Guarantor or Group Subsidiary

(i) any Indebtedness of the Guarantor or any Group Subsidiary is not paid when due or (as the case may be) within any originally applicable grace period;

(ii) any such Indebtedness becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Guarantor or (as the case may be) such Group Subsidiary or (*provided that* no event of default, howsoever described, has occurred) any person entitled to such Indebtedness; or

(iii) the Guarantor or any Group Subsidiary fails to pay when due or (as the case may be) within any originally applicable grace period any amount payable by it under any Guarantee of any Indebtedness;

provided that the amount of Indebtedness referred to in sub-paragraph (i) and/or sub-paragraph (ii) above and/or the amount payable under any Guarantee referred to in sub-paragraph (iii) above individually or in the aggregate exceeds U.S.$10,000,000 (or its equivalent in any other currency or currencies); or

(d) Unsatisfied judgement
One or more judgement(s) or order(s) from which no further appeal or judicial review is permissible under applicable law for the payment of any amount in excess of U.S.$5,000,000 (or its equivalent in any other currency or currencies), whether individually or in aggregate, is rendered against the Guarantor or any Group Subsidiary and continue(s) unsatisfied and unstayed for a period of 30 days after the date(s) thereof or, if later, the date therein specified for payment; or

(e) Enforcement proceedings
A distress, attachment, execution or other legal process is levied, enforced or sued out on or against any part of the undertaking, assets or revenues of the Guarantor or any Material Group Subsidiary and is not discharged or stayed within 30 days; or

(f) Security enforced
Any Security Interest created or assumed by the Guarantor or any Material Group Subsidiary in respect of the whole or any part of the undertaking, assets and revenues of the Guarantor or such Material Group Subsidiary becomes enforceable or a secured party takes possession, or a receiver, manager or other similar officer is appointed, of the whole or a substantial (in the opinion of the Trustee) part of the undertaking, assets and revenues of the Guarantor or any Material Group Subsidiary; or

(g) Insolvency, etc.
(i) The Guarantor or any Group Subsidiary becomes insolvent or is unable to pay its debts as they fall due, (ii) an administrator or liquidator of the Guarantor or any Material Group Subsidiary or the whole or a substantial (in the opinion of the Trustee) part of the undertaking, assets and revenues of the Guarantor or such Material Group Subsidiary is appointed (or application for any such appointment is made), (iii) the Guarantor or any Material Group Subsidiary takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its Indebtedness or any Guarantee of any Indebtedness given by it or (iv) the Guarantor or any Material Group Subsidiary ceases or threatens to cease to carry on all or any substantial part of its business; or

(h) Winding up, etc.
A petition in bankruptcy, reorganisation, winding-up or liquidation is filed against the Guarantor or any Material Group Subsidiary and remains undischarged for more than 30 days or the Guarantor or any Material Group Subsidiary initiates or consents to proceedings relating to itself under any applicable bankruptcy, insolvency or reorganisation laws or an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Guarantor or any Material Group Subsidiary; or

(i) Analogous event
Any event occurs which under the laws of Mauritius or Indonesia has an analogous effect to any of the events referred to in paragraphs (d) (*Unsatisfied judgement*) to (h) (*Winding up, etc.*) above; or

(j) Cessation of ownership
The entire issued share capital of the Issuer ceases to be wholly owned, direct or indirectly, by the Guarantor; or

(k) Audited Accounts
The Guarantor fails to file its annual audited accounts for any of its financial years 2002, 2003, 2004, 2005 or 2006 with BAPEPAM by the date 30 days after the last day on which such annual audited accounts are required by BAPEPAM to be filed with it or the audited accounts of the Guarantor for any of those financial years are qualified by the independent certified accountants for the time being of the Guarantor in respect of any matter which has, or would have, a material effect (in the Trustee's sole discretion) on the earnings or financial condition of the Guarantor; or

(l) Guarantee not in force
The Guarantee of the Notes is not (or is claimed by the Guarantor not to be) in full force or effect; or

(m) Unlawfulness
It is or will become unlawful for the Issuer or the Guarantor to perform or comply with any of its obligations under or in respect of the Notes or the Trust Deed; or

(n) Moratorium or Expropriation

A moratorium is agreed or declared in respect of any Indebtedness of the Guarantor or any Group Subsidiary or any governmental authority or agency condemns, seizes, compulsorily purchases or expropriates all or a substantial part of the assets of the Guarantor or any Group Subsidiary.

For the purposes of this Condition 8 (*Events of Default*), "Material Group Subsidiary" means (i) the Issuer and/or (ii) any other Group Subsidiary, and in the case of (ii), such Group Subsidiary from time to time whose gross revenue, pre-tax profits or gross assets (as shown in the then latest audited or unaudited accounts of such Group Subsidiary) represent not less than 5% of the gross revenue, pre-tax profits or gross assets of the Group, as shown in the latest consolidated audited or unaudited accounts of the Group, *provided that* with respect to any subsequent unaudited quarterly or semi-annual accounts of the relevant Group Subsidiary or the consolidated accounts of the Group, the Guarantor shall, on the request of the Trustee, and in any case, at the same time as providing the Trustee with the financial statements of the Guarantor, request a certificate from its auditors addressed to the Trustee listing those companies or other business entities which as at the last day of the Relevant Period were Material Group Subsidiaries for the purposes of this Condition 8 (*Events of Default*) and, in the absence of manifest error, such certificate from the auditors of the Guarantor shall be conclusive and binding upon each of the Guarantor and the Trustee.

9. PRESCRIPTION

Claims for principal shall become void unless the relevant Notes are presented for payment within ten years of the appropriate Relevant Date. Claims for interest shall become void unless the relevant Coupons are presented for payment within five years of the appropriate Relevant Date.

10. REPLACEMENT OF NOTES AND COUPONS

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Principal Paying Agent and the Paying Agent having its Specified Office in Singapore, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

11. TRUSTEE AND PAYING AGENTS

Under the Trust Deed, the Trustee is entitled to be indemnified and relieved from responsibility in certain circumstances and to be paid its costs and expenses in priority to the claims of the Noteholders. In addition, the Trustee is entitled to enter into business transactions with the Issuer, the Guarantor and any entity relating to the Issuer or the Guarantor without accounting for any profit.

In the exercise of its powers and discretions under these Conditions and the Trust Deed, the Trustee will have regard to the interests of the Noteholders as a class and will not be responsible for any consequence for individual holders of Notes or Coupons as a result of such holders being connected in any way with a particular territory or taxing jurisdiction.

The Trust Deed provides that the Trustee shall rely on certificates or reports from Auditors whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors.

In acting under the Agency Agreement and in connection with the Notes and the Coupons, the Paying Agents act solely as agents of the Issuer, the Guarantor and (to the extent provided therein) the Trustee and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders.

The initial Paying Agents and their initial Specified Offices are listed below. The Issuer and the Guarantor reserve the right (with the prior approval of the Trustee) at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor principal paying agent and additional or successor paying agents; *provided, however, that* the Issuer and the Guarantor shall at all times maintain (a) a principal paying agent, (b) a paying

agent in Singapore and (c), if the conclusions of the ECOFIN Council meeting of November 26-27, 2000 are implemented, a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing such conclusions or any law implementing or complying with, or introduced to conform to, such Directive.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

12. MEETINGS OF NOTEHOLDERS; MODIFICATION AND WAIVER; SUBSTITUTION

(a) Meetings of Noteholders

The Trust Deed contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions or the Trust Deed. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and the Guarantor (acting together) or by the Trustee and shall be convened by the Trustee upon the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing one more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented; *provided, however, that* certain proposals (including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of payments under the Notes, to amend the terms of the Guarantee of the Notes or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution (each, a "Reserved Matter") may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than three-quarters or, at any adjourned meeting, one-quarter of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders and Couponholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders under the Trust Deed will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b) Modification and waiver

The Trustee may, without the consent of the Noteholders or Couponholders agree to any modification of these Conditions or the Trust Deed (other than in respect of a Reserved Matter) which is, in the opinion of the Trustee, proper to make if, in the opinion of the Trustee, such modification will not be materially prejudicial to the interests of Noteholders and to any modification of the Notes or the Trust Deed which is of a formal, minor or technical nature or is to correct a manifest error.

In addition, the Trustee may, without the consent of the Noteholders or Couponholders authorise or waive any proposed breach or breach of the Notes or the Trust Deed (other than a proposed breach or breach relating to the subject of a Reserved Matter) if, in the opinion of the Trustee, the interests of the Noteholders will not be materially prejudiced thereby.

Unless the Trustee agrees otherwise, any such authorisation, waiver or modification shall be notified to the Noteholders as soon as practicable thereafter.

(c) Substitution

The Trust Deed contains provisions under which (i) the Guarantor or any Group Subsidiary may, without the consent of the Noteholders or Couponholders assume the obligations of the Issuer as principal debtor under the Trust Deed and the Notes and (ii) any Group Subsidiary may, without the consent of the Noteholders or Couponholders assume the obligations of the Guarantor as guarantor under the Trust Deed and the Notes, *provided that*, in each case, certain conditions specified in the Trust Deed are fulfilled, including (A) in the case of a substitution of the Issuer by a company other than the Guarantor, a requirement that the Guarantee of the

Notes is fully effective in relation to the obligations of the new principal debtor under the Trust Deed and the Notes and (B) in the case of a substitution of the Guarantor as guarantor under the Trust Deed, a requirement that the Guarantee of the Notes by the new guarantor is fully effective in relation to the obligations of the new guarantor under the Trust Deed and the Notes.

No Noteholder or Couponholder shall, in connection with any substitution, be entitled to claim any indemnification or payment in respect of any tax consequence thereof for such Noteholder or (as the case may be) Couponholder except to the extent provided for in Condition 7 (*Taxation*) (or any undertaking given in addition to or substitution for it pursuant to the provisions of the Trust Deed).

13. ENFORCEMENT

The Trustee may at any time, at its discretion and without notice, institute such proceedings as it thinks fit to enforce its rights under the Trust Deed in respect of the Notes, but it shall not be bound to do so unless:

(a) it has been so requested in writing by the holders of at least one-quarter of the aggregate principal amount of the outstanding Notes or has been so directed by an Extraordinary Resolution; and

(b) it has been indemnified or provided with security to its satisfaction.

No Noteholder may proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound to do so, fails to do so within a reasonable time and such failure is continuing.

14. FURTHER ISSUES

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders and in accordance with the Trust Deed, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes. The Issuer may from time to time, with the consent of the Trustee, create and issue other series of notes having the benefit of the Trust Deed.

15. NOTICES

Notices to the Noteholders shall be valid if published in a leading English language daily newspaper having general circulation in Asia (which is expected to be *The Asian Wall Street Journal*) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Asia provided however that so long as the Notes are listed on the official list of the Singapore Exchange Securities Trading Limited and its rules so require, notices will also be published in a leading English language newspaper having general circulation in Singapore (which is expected to be *The Business Times, Singapore Edition*). Any such notice shall be deemed to have been given on the date of first publication. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders.

16. GOVERNING LAW AND JURISDICTION

(a) Governing law

The Trust Deed and the Notes and all matters arising from or connected with them are governed by, and shall be construed in accordance with, English law.

(b) Jurisdiction

Each of the Issuer and the Guarantor has in the Trust Deed (i) agreed that the courts of England have exclusive jurisdiction to settle any dispute (a "Dispute") arising from or connected with the Trust Deed or the Notes; (ii) agreed that such courts are the most appropriate and convenient courts to settle any Dispute and, accordingly, it will not argue to the contrary; (iii) designated a person in England to accept service of any process on its behalf; and (iv) consented to the enforcement of any judgement.

Annex 5 — Terms and Conditions of the Exchange Notes and the Placement Notes

The following is the proposed text of the Terms and Conditions of the Exchange Notes and the Placement Notes which subject to amendment and completion, will be endorsed on each Exchange Note and Placement Note in definitive form. The description of the Exchange Notes and the Placement Notes in global form will be set out in the Preliminary Offering Circular which will be given to Qualifying Holders as a supplement to this Offering Memorandum in the manner described below. The Exchange Notes will rank pari passu and form a single series with the Placement Notes proposed to be issued by the Issuer and guaranteed by the Guarantor on the Exchange Date. Information relating to the Issuer, the Guarantor and the Placement Notes which is relevant to the Exchange Notes, will be given to Qualifying Holders by way of a supplement to this Offering Memorandum containing the Preliminary Offering Circular relating to the Placement Notes and expected to be sent to Qualifying Holders on or about May 2, 2003. Further information relating to the Placement Notes, including the Determined Yield, the Issue Price, the rate of interest and certain other final information relating to the Exchange Notes and the Placement Notes will be given to Qualifying Holders by way of an additional supplement to this Offering Memorandum containing the Final Offering Circular relating to the Placement Notes and expected to be sent to Qualifying Holders on or about the Meeting Date but prior to the Exchange Date.

The U.S.$• •% Guaranteed Notes due 2010 (the "Notes"), which expression includes any further notes issued pursuant to Condition 15 (*Further issues*) and forming a single series therewith) of MEI Euro Finance Limited (the "Issuer") are subject to, and have the benefit of, a trust deed dated •, 2003 (as amended or supplemented from time to time, the "Trust Deed") between the Issuer, PT Medco Energi Internasional Tbk (the "Guarantor") and J.P. Morgan Corporate Trustee Services Limited as trustee (the "Trustee", which expression includes all persons for the time being trustee or trustees appointed under the Trust Deed) and are the subject of an agency agreement dated •, 2003 (as amended or supplemented from time to time, the "Agency Agreement") between the Issuer, the Guarantor, JPMorgan Chase Bank, London Branch as registrar (the "Registrar", which expression includes any successor registrar appointed from time to time in connection with the Notes), as principal paying agent (the "Principal Paying Agent", which expression includes any successor principal paying agent appointed from time to time in connection with the Notes), as principal transfer agent (the "Principal Transfer Agent", which expression includes any successor principal transfer agent appointed from time to time in connection with the Notes), the paying agent named therein (together with the Principal Paying Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes), the transfer agent named therein (together with the Principal Transfer Agent the "Transfer Agents", which expression includes any successor or additional transfer agents appointed from time to time in connection with the Notes and, together with Paying Agents and the Registrar, the "Agents") and the Trustee. Certain provisions of these Conditions are summaries of the Trust Deed and the Agency Agreement and subject to their detailed provisions. The holders of the Notes (the "Noteholders") are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them. Copies of the Trust Deed and the Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Office for the time being of the Trustee, being at the date hereof Trinity Tower, 9 Thomas More Street, London E1W 1YT and at the Specified Offices (as defined in the Agency Agreement) of each of the Paying Agents, the initial Specified Offices of which are set out below.

1. FORM AND DENOMINATION

The Notes are issued in registered form in the denomination of U.S.$1,000 each or integral multiples thereof. The Notes will be traded in minimum board lot size of U.S.$200,000 (each an "Authorised Holding") as long as any of the Notes remain listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

The Exchange Notes have not been, and will not be, registered under the U.S. Securities Act of 1933 (the "Securities Act") or the securities laws of any other jurisdiction. Unless they are registered, the Exchange Notes may be offered only in transactions that are exempt from registration. Accordingly, the Exchange Notes are only being offered to certain non-U.S. persons outside the United States and to certain Qualified Institutional Buyers. Prospective purchasers are hereby notified that the Issuer and the Guarantor are relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A. For further details about eligible offerees and resales restrictions, see the Preliminary Offering Circular relating to the Exchange Notes.

2. STATUS AND GUARANTEE

(a) Status of the Notes

The Notes constitute (subject to Condition 3 *(Restrictive Covenants)*) direct, general and unconditional obligations of the Issuer which will at all times rank *pari passu* and without any preference among themselves and at least *pari passu* with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

(b) Guarantee of the Notes

The Guarantor has in the Trust Deed unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes. This guarantee (the "Guarantee of the Notes") constitutes direct, general and unconditional obligations of the Guarantor which will at all times rank at least *pari passu* and without any preference with all other present and future unsecured obligations of the Guarantor, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

3. RESTRICTIVE COVENANTS

(a) Defined Terms

In these Conditions:

"Affiliate" means, with respect to any Person (the "Specified Person"):

(i) any other person directly or indirectly controlling, controlled by or under direct or indirect common control with the Specified Person; or

(ii) any other Person who is a Commissioner or Director of:

(A) the Specified Person;

(B) any Subsidiary of such Specified Person; or

(C) any Person described in paragraph (i) of this definition

provided that for the purpose of this definition, "Affiliate" shall not include a Subsidiary of the Guarantor. For the purposes of this definition, the term "control" when used with respect to any person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

"Consolidated Borrowings" means at any time the aggregate amount of all obligations of the Group for or in respect of Indebtedness but excluding any such obligations to the Guarantor and/or any Group Subsidiary (and so that no amount shall be included or excluded more than once);

"Consolidated Finance Charges" means, in respect of any Relevant Period, the aggregate amount of the interest (including the interest element of leasing and hire purchase payments and capitalised interest), commissions, fees, discounts and other finance payments payable by the Guarantor and/or any Group Subsidiary;

"Consolidated Net Tangible Assets" means the total amount of assets of the Guarantor and its Group Subsidiaries as determined by reference to the most recent available audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor and computed in accordance with generally accepted accounting principles in Indonesia, including investments in associated companies but after deducting therefrom:

(i) all current liabilities;

(ii) expenditures carried forward, including all goodwill, trade names, trademarks, patents, unamortized debt, discount and expense and other like intangible assets, if any; and

(iii) all write-ups of fixed assets, net of accumulated depreciation thereon, occurring after December 31, 2002.

"Consolidated Tangible Net Worth" means at any time the aggregate of the amounts paid up or credited as paid up on the issued Share Capital of the Guarantor (other than any redeemable shares) and the aggregate amount of the reserves of the Group including:

(i) any amount credited to the share premium account;

(ii) any capital redemption reserve fund; and

(iii) any balance standing to the credit of the consolidated profit and loss account of the Group,

but deducting:

(iv) any debit balance on the consolidated profit and loss account of the Group;

(v) (to the extent included) any amount shown in respect of goodwill (including goodwill arising only on consolidation) or other intangible assets of the Group and interests of any Person (other than the Guarantor and/or any Group Subsidiary) in any Group Subsidiary;

(vi) (to the extent included) any amount set aside for taxation, deferred taxation or bad debts; and

(vii) (to the extent included) any amounts arising from an upward revaluation of assets made at any time after •, 2003,

and so that no amount shall be included or excluded more than once.

"Current Assets" means the aggregate of all inventory, trade and other receivables of the Group including sundry debtors maturing within twelve months from the date of computation, as determined by reference to the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period;

"Current Liabilities" means the aggregate of all liabilities (including trade creditors, accruals and provisions and prepayments) of the Group falling due within twelve months from the date of computation, as determined by reference to the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period;

"Debt Service" means, in respect of any Relevant Period, the aggregate of:

(i) Consolidated Finance Charges; and

(ii) the aggregate of all scheduled and mandatory payments of any Indebtedness of the Group falling due;

"EBIT" means, in respect of any Relevant Period, the consolidated net income of the Group before:

(i) any provision on account of taxation;

(ii) any interest, commission, discounts or other fees incurred or payable, received or receivable by the Group in respect of Indebtedness;

(iii) any gain or loss on foreign exchange; and

(iv) any items treated as exceptional or extraordinary items,

but including any non-cash items increasing consolidated net income for such Relevant Period, to the extent deducted for the purpose of determining consolidated net income for such Relevant Period;

"EBITDA" means, for any Relevant Period, EBIT before any amount attributable to the amortisation of intangible assets and depreciation of tangible assets;

"Fair Market Value" means, with respect to any asset, the price that could be negotiated in an arm's length free market transaction, for cash, between a willing buyer and a willing seller, neither of which is under pressure or compulsion to complete the transaction, as determined:

(i) if such asset has a Fair Market Value equal to or less than U.S.$1,000,000, by any officer of the Guarantor;

(ii) if such asset has a Fair Market Value of more than U.S.$1,000,000 but less than U.S.$5,000,000, by a majority of the Board of Directors of the Guarantor and evidenced by a Board Resolution dated within 30 days of the relevant transaction, delivered to the Trustee; and

(iii) if such asset has a Fair Market Value equal to or more than U.S.$5,000,000, by an independent expert valuer and evidenced by a certificate dated within 30 days of the relevant transaction, delivered to the Trustee;

"Finance Subsidiary" means a Group Subsidiary which is wholly-owned by the Guarantor which does not conduct any business, own any asset or incur any liabilities, except in connection with financing the operations of the Guarantor;

"Fixed Assets" means tangible property used in the operation of a business (and for further clarity excludes inventory and accounts receivable);

"Group" means the Guarantor and its Subsidiaries;

"Group Subsidiary" means any Subsidiary of the Guarantor including, without limitation, the Issuer, and "Group Subsidiaries" means all of such Subsidiaries;

"Guarantee" means, in relation to any Indebtedness of any Person, any obligation of another Person to pay such Indebtedness including (without limitation):

(i) any obligation to purchase such Indebtedness;

(ii) any obligation to lend money, to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness;

(iii) any indemnity against the consequences of a default in the payment of such Indebtedness; and

(iv) any other agreement to be responsible for such Indebtedness;

"Indebtedness" means any indebtedness of any Person for money borrowed or raised including (without limitation) any indebtedness for or in respect of:

(i) amounts raised by acceptance under any acceptance credit facility;

(ii) amounts raised under any note purchase facility;

(iii) the amount of any liability in respect of leases or hire purchase contracts which would, in accordance with applicable law and generally accepted accounting principles, be treated as finance or capital leases;

(iv) the amount of any liability in respect of any purchase price for assets or services the payment of which is deferred for a period in excess of 60 days; and

(v) amounts raised under any other transaction (including, without limitation, any forward sale or purchase agreement) having the commercial effect of a borrowing;

"Independent Appraiser" means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate or a member of the Group;

"Non-Recourse" in respect of Indebtedness of a Person, means that the creditor of the relevant Indebtedness has no recourse to the assets of such Person;

"Permitted Loan/Guarantee" means:

(i) any loan made, credit granted or Guarantee of the Indebtedness of any Person given by the Guarantor or any Group Subsidiary in the ordinary course of business;

(ii) any loan, credit or Guarantee of the Indebtedness of any Person by the Guarantor or any Group Subsidiary in existence as of •, 2003;

(iii) provided that the same is permitted under Condition 3(j) (*Additional Group Subsidiary Indebtedness*), any loan or credit (A) by the Guarantor to or for the benefit of any Group Subsidiary or (B) by any Group Subsidiary to or for the benefit of the Guarantor and/or any other Group Subsidiary;

(iv) provided that the same is permitted under Condition 3(j) (*Additional Group Subsidiary Indebtedness*), any Guarantee of the Indebtedness of any Person (A) by the Guarantor to or for the benefit of any Group Subsidiary or (B) by any Group Subsidiary to or for the benefit of the Guarantor and/or any other Group Subsidiary; and

(v) any loan, credit or Guarantee of the Indebtedness of any Person by the Guarantor and/or any Group Subsidiary that does not fall within paragraphs (i) to (iv) above which, when aggregated with all other loans, credit or Guarantees permitted under this paragraph, does not exceed U.S.$15,000,000 (or its equivalent in another currency);

"Permitted Security Interest" means:

(i) any Security Interest in existence on •, 2003 to the extent that it secures Indebtedness outstanding on such date;

(ii) any Security Interest arising by operation of law and in the ordinary course of business of the Guarantor or any Group Subsidiary which does not (either alone or together with any one or more other such Security Interests) materially impair the operation of such business and which has not been enforced against the assets to which it attaches;

(iii) any Security Interest over any asset acquired after •, 2003 and securing the payment of all or part of the purchase price of such asset (and/or Indebtedness incurred in respect of such purchase price), provided that:

(A) the aggregate principal amount of the Indebtedness secured by Security Interests incurred pursuant to this paragraph (iii) shall not exceed, in the case of assets so acquired, 85% of the purchase price of such assets;

(B) the Indebtedness secured by such Security Interest, in addition to being permitted to be maintained, issued or incurred under this paragraph (iii), shall have also been permitted to be maintained, issued or incurred under the remainder of these Conditions;

(C) such Security Interest shall not encumber any other assets of the Guarantor or any other Group Subsidiary; and

(D) such Indebtedness is Non-Recourse to the Guarantor and the other Group Subsidiaries;

(iv) any Security Interest over any inventory or accounts receivable of the Group to the extent it secures Indebtedness permitted to be incurred pursuant to these Conditions;

(v) any Security Interest on assets securing Indebtedness which is issued to refinance Indebtedness which has been secured by any Security Interest and is permitted by these Conditions to be refinanced by these Conditions, provided that such Security Interest does not extend to or cover any assets of the Group not securing the Indebtedness so refinanced;

(vi) any Security Interest over the undertaking, assets or revenues of a Group Subsidiary existing at the time of the acquisition of such Group Subsidiary by the Guarantor or by any Group Subsidiary of the Guarantor, provided that the Security Interest is not created in connection with or in anticipation of such acquisition and provided further that such Security Interest does not extend to or cover any undertaking, assets or revenues of the Guarantor or any of its other Group Subsidiaries;

(vii) any Security Interest over deposits of the Guarantor or a Group Subsidiary provided in the ordinary course of business to secure the performance of obligations of the Guarantor or any Group Subsidiary with respect to statutory or regulatory requirements, performance or surety bonds or other obligations of a like nature incurred in a manner consistent with industry practice, provided that such obligations have not been incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of any asset; and

(viii) any Security Interest that does not fall within paragraphs (i) to (vii) above, which when aggregated with all other Security Interests permitted under this paragraph encumbers assets having an aggregate Fair Market Value not in excess of 10% of the Consolidated Net Tangible Assets of the Guarantor;

"Permitted Subsidiary Indebtedness" means:

(i) any Indebtedness of any Group Subsidiary which Indebtedness is in existence as of •, 2003;

(ii) any Indebtedness of any Group Subsidiary due to the Guarantor and/or any other Group Subsidiary;

(iii) any Indebtedness of any Group Subsidiary secured by any Security Interest otherwise permitted under paragraph (iii) of the definition of "Permitted Security Interest" in Condition 3(a) (*Defined Terms*);

(iv) any Indebtedness of any Group Subsidiary outstanding on the date on which such Group Subsidiary was acquired by the Guarantor or otherwise became a Group Subsidiary (other than Indebtedness incurred as consideration in, or to provide all or any portion of the funds or credit support utilised to consummate, the transaction or series of transactions pursuant to which such Group Subsidiary became a Group Subsidiary or was otherwise acquired by the Guarantor); and

(v) any Indebtedness of any Group Subsidiary that does not fall within paragraphs (i) to (iv) above which, when aggregated with all other Indebtedness permitted under this paragraph, does not exceed 20% of Consolidated Borrowings;

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Relevant Period" means each period of twelve months ending on the last day of the Guarantor's financial year or each period of twelve months ending on the last day of each quarter of the Guarantor's financial year;

"Security Interest" means any mortgage, charge, pledge, lien, hypotec or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"Share Capital" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's share capital; whether now outstanding or issued after •, 2003, including, without limitation, all common shares and all preferred shares of such Person; and

"Subsidiary" of a Person means any company or other business entity of which such Person owns or controls (either directly or indirectly through one or more Subsidiaries) more than 50% of the issued Share Capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity.

All accounting expressions which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles in Indonesia.

(b) Negative Pledge

So long as any Note remains outstanding (as defined in the Trust Deed):

(i) the Guarantor shall not and shall procure that no Group Subsidiary shall create or permit to subsist any Security Interest (other than a Permitted Security Interest) upon the whole or any part of its present or future undertaking, assets or revenues (including uncalled capital) to secure any Indebtedness or any Guarantee of any Indebtedness;

(ii) the Guarantor shall not and shall procure that no Group Subsidiary shall give any Guarantee of any Indebtedness of any Person (other than a Permitted Loan/Guarantee); and

(iii) the Guarantor shall not permit any Person which is not the Guarantor or a Group Subsidiary to give any Guarantee of any Indebtedness of any Group Subsidiary and/or the Guarantor (as the case may be),

without (in the case of paragraph (i) above) at the same time or prior thereto (A) securing the Notes equally and rateably therewith to the satisfaction of the Trustee or as may be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders or (B) providing such other security for the Notes as the Trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the Noteholders or as may be approved by an Extraordinary Resolution of Noteholders.

(c) Financial Condition

So long as any Note remains outstanding, the Guarantor shall ensure that the financial condition of the Group shall be such that:

(i) the ratio of Consolidated Borrowings to Consolidated Tangible Net Worth shall not at any time exceed 1.75:1;

(ii) the ratio of EBITDA to Debt Service in respect of any Relevant Period shall be or shall exceed 1:1; and

(iii) the ratio of Current Assets to Current Liabilities shall not be less than 1.5:1.

The financial covenants set out in these Conditions shall be tested by reference to each of the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period.

(d) Fixed Assets Disposals

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part (the Fair Market Value of which is 5% or more of the Consolidated Tangible Net Worth of the Group) of its Fixed Assets other than:

(i) a sale, lease, transfer or other disposition of obsolete or non-productive Fixed Assets which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of its business;

(ii) a sale, lease, transfer or other disposition to the Guarantor and/or any Group Subsidiary which is engaged in a business that is the same as or is related to the Guarantor's oil and gas business and which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of the seller, lessor or transferor's business;

(iii) a sale, lease, transfer or other disposition made in connection with the sale of any Group Subsidiary and which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of the Group's oil and gas business; and

(iv) a sale, lease, transfer or other disposition where the sale price, lease payments, transfer price or other consideration is reinvested in the oil and gas business of the Guarantor or is applied to the repayment of outstanding unsubordinated Indebtedness of the Guarantor and/or any Group Subsidiary, in each case, within 365 days from the sale, lease, transfer or other disposition.

(e) Consolidation, Mergers and Sale of Assets

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall consolidate with, merge or amalgamate into or transfer all or substantially all of its assets to any Person unless:

(i) in the case of the Issuer, such Person is a corporation organised and existing under the laws of Mauritius or any political subdivision thereof and resident for tax purposes therein; or

(ii) in the case of the Guarantor, such Person is a corporation organised and existing under the laws of Indonesia or any political subdivision thereof and resident for tax purposes therein,

provided that in the case of (i) above, such successor corporation assumes the Issuer's obligations under the Notes and under the Trust Deed and, in the case of (ii) above, such successor corporation assumes the Guarantor's obligations under the Trust Deed, in each case, under applicable law,

and *provided further that*:

(iii) immediately after giving effect to such consolidation, merger, amalgamation or transfers of assets, no event of default described in Condition 9 (*Events of Default*) (or event that, with the passage of time or giving of notice or both, would be such an event of default) shall have occurred or be continuing or would result therefrom;

(iv) in the case of the Guarantor or any Group Subsidiary other than the Issuer, such consolidation, merger, amalgamation or transfer of assets is with, into or to a Person whose business is the same as or similar to that of the Group's oil and gas business; and

(v) in the case of (i) to (iv) above, such consolidation, merger, amalgamation or transfer is made in compliance with rules and regulations of Badan Pengawas Pasar Modal, the Indonesian Capital Markets Supervisory Agency ("BAPEPAM").

(f) Acquisition

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall acquire any shares or assets of another Person, other than a Person whose business is the same as or similar to or related to that of the Group's oil and gas business or in respect of assets which are to be used in or related to the Group's oil and gas business, and provided that such acquisition is made in compliance with the rules and regulations of BAPEPAM.

(g) Dividends by Guarantor

So long as any Note remains outstanding, the Guarantor shall not pay, make or declare any dividend or other distribution in respect of any financial year of the Guarantor until the aggregate amount available for distribution to its shareholders in respect of such financial year has been determined and then only in an amount not exceeding 50% of the consolidated net income for the immediately preceding financial year of the Guarantor (the "Distributable Amount"), provided that if in any financial year less than the Distributable Amount for such financial year is so distributed, the Guarantor shall be entitled to so distribute the undistributed portion of such Distributable Amount in subsequent financial years.

(h) Limitation on Restrictions on Dividends by Group Subsidiaries
So long as any Note remains outstanding, the Guarantor shall not, and shall ensure that no Group Subsidiary shall create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Group Subsidiary to (i) pay dividends to or make any other distributions on its Share Capital, or pay any Indebtedness or other obligations owed to the Guarantor or any Group Subsidiary; (ii) make any loans or advances to the Guarantor or any Group Subsidiary; or (iii) transfer any of its property or assets to the Guarantor or to any Group Subsidiary; provided that the foregoing shall not apply to:

(A) any encumbrance or restriction existing pursuant to these Conditions or any other agreement or instrument as in effect or entered into on •, 2003;

(B) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness referred to in paragraph (A) above or contained in any amendment or modification with respect to such Indebtedness; provided, however, that the encumbrances and restrictions contained in any agreement, amendment or modification are no less favourable in any material respect with respect to the matters referred to in paragraphs (i), (ii) and (iii) above than the encumbrances and restrictions with respect to the Indebtedness being refinanced, amended or modified;

(C) in the case of paragraph (iii) above, customary non-assignment provisions of (1) any leases governing a leasehold interest or (2) any supply, license or other agreement entered into in the ordinary course of business of the Guarantor or any Group Subsidiary;

(D) any encumbrances or restrictions imposed pursuant to the terms of a Permitted Security Interest incurred pursuant to Condition 3(j) (*Additional Group Subsidiary Indebtedness*) and paragraph (iii) of the definition of "Permitted Security Interest" in Condition 3(a) (*Defined Terms*); provided that such encumbrances or restrictions in the written opinion of the President Director and/or Director of the Guarantor addressed to the Trustee, (1) are required in order to obtain such financing, (2) are not materially more restrictive, taken as a whole, than encumbrances and restrictions customarily accepted (or, in the absence of any industry custom, reasonably acceptable), in substantially non-recourse project financings and (3) apply only to the assets of the Group Subsidiary that are pledged to secure such non-recourse Indebtedness, the Share Capital of such Person (or any other Person that, directly or indirectly owns such Share Capital as its sole assets) and the income and proceeds therefrom; and

(E) any encumbrance or restriction existing by reason of applicable law.

(i) Issue of new securities
So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall issue any notes, debentures, bonds or other similar instruments which are senior to the Notes.

(j) Additional Group Subsidiary Indebtedness
So long as any Note remains outstanding, the Guarantor shall ensure that no Group Subsidiary shall incur any Indebtedness other than Permitted Subsidiary Indebtedness provided that the foregoing shall not apply to any Indebtedness incurred by a Finance Subsidiary.

(k) Limitation on Issuer's Conduct of Business
So long as any Note remains outstanding, the Guarantor shall cause the Issuer not to conduct any business, own any asset or incur any liabilities, except in connection with financing the operations of the Guarantor.

(l) Limitation on Affiliate Transactions
The Guarantor will not, and will not permit any Group Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Guarantor (an "Affiliate Transaction") unless:

(i) the terms of the Affiliate Transaction are no less favourable to the Guarantor or such Group Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's length dealings with a Person who is not an Affiliate; and

(ii) if such Affiliate Transaction involves an amount in excess of U.S.$3,000,000, the terms of the Affiliate Transaction are set forth in writing and a majority of the Directors and Commissioners of the Guarantor disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in paragraph (i) are satisfied and have approved the relevant Affiliate Transaction as evidenced by resolutions of the Board of Directors and the Board of Commissioners; or

(iii) if such Affiliate Transaction involves an amount in excess of U.S.$25,000,000, the Guarantor obtains a written opinion from an Independent Appraiser to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Group, taken as a whole.

Notwithstanding the foregoing limitation, the Guarantor or any Group Subsidiary may enter into or permit to exist the following:

(A) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors, commissioners and employees of the Guarantor or any of the Group Subsidiaries; and

(B) any agreement as in effect as of •, 2003 or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement thereto, so long as any such amendment or replacement agreement is no less favourable to the Noteholders in any material respect than the original agreement as in effect on •, 2003.

The Trustee shall not be responsible for monitoring the covenants in this Condition 3 (Restrictive Covenants). The Issuer and the Guarantor have, in the Trust Deed, covenanted with and undertaken to deliver to the Trustee certificates stating whether or not such covenants have been complied with (and whether an Event of Default or Potential Event of Default (as defined in the Trust Deed) has occurred) and giving details of any non-compliance. The Trustee shall be entitled to rely on such certificates absolutely and shall not be obliged to enquire further as regards the circumstances then existing.

4. REGISTER, TITLE AND TRANSFERS

(a) Register

The Registrar will maintain a register (the "Register") in respect of the Notes in accordance with the provisions of the Agency Agreement. In these Conditions, the holder of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and "Noteholder" shall be construed accordingly. A certificate (each, a "Note Certificate") will be issued to each Noteholder in respect of its registered holding. Each Note Certificate will be numbered serially with an identifying number which will be recorded in the Register.

(b) Title

The holder of each Note shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note Certificate relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note Certificate) and no person shall be liable for so treating such holder.

(c) Transfers

Subject to paragraphs (f) (*Closed periods*) and (g) (*Regulations concerning transfers and registration*) below, a Note may be transferred upon surrender of the relevant Note Certificate, with the endorsed form of transfer duly completed, at the Specified Office of the Registrar or any Transfer Agent, together with such evidence as the Registrar or (as the case may be) such Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer; provided, however, that a Note may not be transferred unless the principal amount of Notes transferred and (where not all of the Notes held by a holder are being transferred) the principal amount of the balance of Notes not transferred are Authorised Holdings. Where not all the Notes represented by the surrendered Note Certificate are the subject of the transfer, a new Note Certificate in respect of the balance of the Notes will be issued to the transferor.

(d) Registration and delivery of Note Certificates
Within five business days of the surrender of a Note Certificate in accordance with paragraph (c) (*Transfers*) above, the Registrar will register the transfer in question and deliver a new Note Certificate of a like principal amount to the Notes transferred to each relevant holder at its Specified Office or (as the case may be) the Specified Office of any Transfer Agent or (at the request and risk of any such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant holder. In this paragraph, "business day" means a day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in the city where the Registrar or (as the case may be) the relevant Transfer Agent has its Specified Office.

(e) No charge
The transfer of a Note will be effected without charge by or on behalf of the Issuer, the Registrar or any Transfer Agent but against such indemnity as the Registrar or (as the case may be) such Transfer Agent may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

(f) Closed periods
Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

(g) Regulations concerning transfers and registration
All transfers of Notes and entries on the Register are subject to the detailed regulations concerning the transfer of Notes scheduled to the Agency Agreement. The regulations may be changed by the Issuer with the prior written approval of the Trustee, Principal Paying Agent, Transfer Agents and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Noteholder who requests in writing a copy of such regulations.

5. INTEREST

The Notes bear interest from •, 2003 (the "Issue Date") at the rate of •% per annum, (the "Rate of Interest") payable semi-annually in arrear on • and • in each year (each, an "Interest Payment Date"), subject as provided in Condition 7 (*Payments*).

Each Note will cease to bear interest from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused, in which case it will continue to bear interest at such rate (both before and after judgement) until whichever is the earlier of (a) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (b) the day which is seven days after the Principal Paying Agent or the Trustee has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

The amount of interest payable on each Interest Payment Date shall be calculated in respect of each Note of U.S.$1,000 denomination. If interest is required to be paid in respect of a Note on any other date, it shall be calculated by applying the Rate of Interest to the principal amount of such Note, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest cent (half a cent being rounded upwards), where "**Day Count Fraction**" means, in respect of any period, the number of days in the relevant period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months).

6. REDEMPTION AND PURCHASE

(a) Scheduled redemption
Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on •, 2010, subject as provided in Condition 7 (*Payments*).

(b) Redemption at the option of Noteholders
The Issuer will, at the option of the holder of any Note, redeem such Note on the Interest Payment Date falling on or about the fifth anniversary of the Issue Date at its principal amount, together with interest accrued to the date fixed for redemption and additional amounts (pursuant to Condition 8 hereof) due thereon, if any. To

exercise such option the holder must deposit the Note Certificate issued in respect of any such Note with any Paying Agent together with a duly completed redemption notice in the form obtainable from any of the Paying Agents, not more than 60 days and not less than 30 days prior to such date. No Note Certificate so deposited may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(c) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable) at their principal amount, together with interest accrued to the date fixed for redemption.

The right of the Issuer to redeem the Notes is only exercisable if the Issuer determines and satisfies the Trustee in the manner prescribed below immediately prior to the giving of such notice that as a result of any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of Mauritius or the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, regulations or rulings (including a holding judgement or order by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after •, 2003:

(i) with respect to any payment due or to become due under the Notes, the Issuer is, or on the next Interest Payment Date would be, required to pay additional amounts as provided or referred to in Condition 8 (*Taxation*) on or in respect thereof; or

(ii) the Guarantor is, or on the next Interest Payment Date would be, unable for reasons outside of its control to procure payment by the Issuer and, with respect to any payment due or to become due under the Guarantee of the Notes, the Guarantor is, or on the next Interest Payment Date would be, required to deduct or withhold any tax of the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) at a rate in excess of 20% (calculated without giving effect to any reduction of the rate of withholding tax available under any tax treaty to which the Republic of Indonesia is a party); or

(iii) with respect to any payment by the Guarantor to the Issuer to enable the Issuer to make any payment of principal of, or interest on, the Notes or the additional amounts (if any), the Guarantor is, or on the next Interest Payment Date would be, required to deduct or withhold any tax of the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) at a rate in excess of 10% (calculated after giving effect to any reduction of the rate of withholding tax available under any tax treaty between Mauritius and the Republic of Indonesia),

and such obligation cannot be avoided by the Issuer (or the Guarantor as the case may be) taking reasonable measures available to it; provided, however, that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or the Guarantor would be obliged to pay such additional amounts or the Guarantor would be obliged to make such withholding or deduction if a payment in respect of the Notes were then due or (as the case may be) a demand under the Guarantee of the Notes were then made.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver or procure that there is delivered to the Trustee:

(1) a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred; and

(2) an opinion in form and substance satisfactory to the Trustee of independent legal advisers of recognised standing to the effect that the Issuer or (as the case may be) the Guarantor has or will become obliged to pay such additional amounts or (as the case may be) the Guarantor has or will become obliged to make such withholding or deduction as a result of such change or amendment.

The Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the circumstances set out in (i) to (iii) above, in which event they shall be conclusive and binding on the Noteholders.

Upon the expiry of any such notice as is referred to in this Condition 6(c) (*Redemption for tax reasons*), the Issuer shall be bound to redeem the Notes in accordance with this Condition 6(c) (*Redemption for tax reasons*).

(d) No other redemption

The Issuer shall not be entitled to redeem the Notes otherwise than as provided in paragraphs (a) (*Scheduled Redemption*), (b) (*Redemption at the option of Noteholders*) and (c) (*Redemption for tax reasons*) above.

(e) Purchase

The Issuer, the Guarantor or any Group Subsidiary may at any time purchase Notes in the open market or otherwise and at any price and such Notes may be held, resold or, at the option of the holder, surrendered to any Paying Agent for cancellation.

(f) Cancellation

All Notes redeemed shall be cancelled and all Notes so cancelled and any Notes cancelled pursuant to Condition 6(e) (*Purchase*) above may not be reissued or resold.

7. PAYMENTS

(a) Principal

Payment of principal shall be made by U.S. dollar cheque drawn on, or, upon application by a holder of a Note to the Specified Office of the Principal Paying Agent not later than the fifteenth day before the due date for any such payment, by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City and (in the case of redemption) upon surrender (or, in the case of part payment only, endorsement) of the relevant Note Certificate at the Specified Office of any Paying Agent.

(b) Interest

Payments of interest shall be made by U.S. dollar cheque drawn on, or upon application by a holder of a Note to the Specified Office of the Principal Paying Agent not later than, the fifteenth day before the due date for any such payment, by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City and (in the case of interest payable on redemption) upon surrender (or, in the case of part payment only, endorsement) of the relevant Note Certificate at the Specified Office of any Paying Agent.

(c) Payments subject to fiscal laws

All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 8 (*Taxation*). No commissions or expenses shall be charged to the Noteholders in respect of such payments.

(d) Payments on business days

Where payment is to be made by transfer to a U.S. dollar account, payment instructions (for value the due date, or, if the due date is not a business day, for value the next succeeding business day) will be initiated and, where payment is to be made by U.S. dollar cheque, the cheque will be mailed (i) (in the case of payments of principal and interest payable on redemption) on the later of the due date for payment and the day on which the relevant Note Certificate is surrendered (or, in the case of part payment only, endorsed) at the Specified Office of a Paying Agent and (ii) (in the case of payments of interest payable other than on redemption) on the due date for payment. A holder of a Note shall not be entitled to any interest or other payment in respect of any delay in payment resulting from (A) the due date for a payment not being a business day or (B) a cheque mailed in accordance with this Condition 7 (*Payments*) arriving after the due date for payment or being lost in the mail. In this paragraph, "business day" means any day on which banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and in the city of the Specified Office of the relevant Paying Agent and, in the case of surrender (or, in the case of part payment only, endorsement) of a Note Certificate, in the place in which the Note Certificate is surrendered (or, as the case may be, endorsed) and in the city of the Specified Office of the relevant Paying Agent.

8. TAXATION

All payments of principal and interest in respect of the Notes by or on behalf of the Issuer or the Guarantor shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or government charges of whatsoever nature imposed, levied, collected, withheld or assessed by Mauritius or Indonesia or any political subdivision or any authority thereof or therein having power to tax, unless such

withholding or deduction is required by law. In that event, the Issuer or (as the case may be) the Guarantor shall pay such additional amounts as will result in the receipt by the Noteholders of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such additional amounts shall be payable in respect of any Note presented for payment:

(a) by or on behalf of a holder which is liable to such taxes, duties, assessments or government charges in respect of such Note by reason of its having some connection with Mauritius or (as the case may be) Indonesia other than the mere holding of such Note; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a member state of the European Union; or

(d) more than 30 days after the Relevant Date except to the extent that the relevant holder would have been entitled to such additional amounts if it had presented such Note on the last day of such period of 30 days.

In these Conditions, "Relevant Date" means whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received in New York City by the Principal Paying Agent or the Trustee on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Any reference in these Conditions to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this Condition 8 (*Taxation*) or any undertaking given in addition to or in substitution of this Condition 8 (*Taxation*) pursuant to the Trust Deed.

If the Issuer or the Guarantor becomes subject at any time to any taxing jurisdiction other than Mauritius or Indonesia respectively, references in these Conditions to Mauritius or Indonesia shall be construed as references to Mauritius or (as the case may be) Indonesia and/or such other jurisdiction.

9. EVENTS OF DEFAULT

If any of the following events occurs and is continuing, then the Trustee at its discretion may and, if so requested in writing by holders of at least one-quarter of the aggregate principal amount of the outstanding Notes or if so directed by an Extraordinary Resolution, shall (subject to the Trustee having been indemnified or provided with security to its satisfaction) give written notice to the Issuer declaring the Notes to be immediately due and payable, whereupon they shall become immediately due and payable at their principal amount together with accrued interest without further action or formality:

(a) Non-payment
The Issuer fails to pay any amount of principal in respect of the Notes on the due date for payment thereof or fails to pay any amount of interest in respect of the Notes within five days of the due date for payment thereof; or

(b) Breach of other obligations
The Issuer or the Guarantor defaults in the performance or observance of any of its other obligations under or in respect of the Notes or the Trust Deed and such default (i) is, in the opinion of the Trustee, incapable of remedy or (ii) being a default which is, in the opinion of the Trustee, capable of remedy, remains unremedied for 30 days or such longer period as the Trustee may agree after the Trustee has given written notice thereof to the Issuer and the Guarantor; or

(c) Cross-default of Guarantor or Group Subsidiary

(i) any Indebtedness of the Guarantor or any Group Subsidiary is not paid when due or (as the case may be) within any originally applicable grace period;

(ii) any such Indebtedness becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Guarantor or (as the case may be) such Group Subsidiary or (provided that no event of default, howsoever described, has occurred) any person entitled to such Indebtedness; or

(iii) the Guarantor or any Group Subsidiary fails to pay when due or (as the case may be) within any originally applicable grace period any amount payable by it under any Guarantee of any Indebtedness;

provided that the amount of Indebtedness referred to in paragraph (i) and/or paragraph (ii) above and/or the amount payable under any Guarantee referred to in paragraph (iii) above individually or in the aggregate exceeds U.S.$10,000,000 (or its equivalent in any other currency or currencies); or

(d) Unsatisfied judgement
One or more judgement(s) or order(s) from which no further appeal or judicial review is permissible under applicable law for the payment of any amount in excess of U.S.$5,000,000 (or its equivalent in any other currency or currencies), whether individually or in aggregate, is rendered against the Guarantor or any Group Subsidiary and continue(s) unsatisfied and unstayed for a period of 30 days after the date(s) thereof or, if later, the date therein specified for payment; or

(e) Enforcement Proceedings
A distress, attachment, execution or other legal process relating to claims in excess of U.S.$5,000,000 (or its equivalent in any other currency or currencies) is levied, enforced or sued out on or against any part of the undertaking, assets or revenues of the Guarantor or any Material Group Subsidiary and is not discharged or stayed within 30 days; or

(f) Security enforced
Any Security Interest created or assumed by the Guarantor or any Material Group Subsidiary in respect of the whole or any part of the undertaking, assets and revenues of the Guarantor or such Material Group Subsidiary becomes enforceable or a secured party takes possession, or a receiver, manager or other similar officer is appointed, of the whole or a substantial (in the opinion of the Trustee) part of the undertaking, assets and revenues of the Guarantor or any Material Group Subsidiary; or

(g) Insolvency, etc
(i) The Guarantor or any Group Subsidiary becomes insolvent or is unable to pay its debts as they fall due, (ii) an administrator or liquidator of the Guarantor or any Material Group Subsidiary or the whole or a substantial (in the opinion of the Trustee) part of the undertaking, assets and revenues of the Guarantor or such Material Group Subsidiary is appointed (or application for any such appointment is made), (iii) the Guarantor or any Material Group Subsidiary takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its Indebtedness or any Guarantee of any Indebtedness given by it or (iv) the Guarantor or any Material Group Subsidiary ceases or threatens to cease to carry on all or any substantial part of its business; or

(h) Winding up, etc
A petition in bankruptcy, reorganisation, winding-up or liquidation is filed against the Guarantor or any Material Group Subsidiary and remains undischarged for more than 30 days or the Guarantor or any Material Group Subsidiary initiates or consents to proceedings relating to itself under any applicable bankruptcy, insolvency or reorganisation laws or an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Guarantor or any Material Group Subsidiary; or

(i) Analogous event
Any event occurs which under the laws of Mauritius or Indonesia has an analogous effect to any of the events referred to in paragraphs (d) (*Unsatisfied judgement*) to (h) (*Winding up, etc.*) above; or

(j) Cessation of ownership
The entire issued share capital of the Issuer ceases to be wholly owned, direct or indirectly, by the Guarantor; or

(k) Audited Accounts
The Guarantor fails to file its annual audited accounts for any of its financial years 2003, 2004, 2005, 2006, 2007, 2008, 2009 or 2010 with BAPEPAM by the date 30 days after the last day on which such annual audited accounts are required by BAPEPAM to be filed with it or the audited accounts of the Guarantor for any of those financial years are qualified by the independent certified accountants for the time being of the Guarantor in respect of any matter which has, or would have, a material effect (in the Trustee's sole discretion) on the earnings or financial condition of the Guarantor; or

(l) Guarantee not in force
The Guarantee of the Notes is not (or is claimed by the Guarantor not to be) in full force or effect; or

(m) Unlawfulness
It is or will become unlawful for the Issuer or the Guarantor to perform or comply with any of its obligations under or in respect of the Notes or the Trust Deed; or

(n) Moratorium or Expropriation
A moratorium is agreed or declared in respect of any Indebtedness of the Guarantor or any Group Subsidiary or any governmental authority or agency condemns, seizes, compulsorily purchases or expropriates all or a substantial part of the assets of the Guarantor or any Group Subsidiary.

For the purposes of this Condition 9 (*Events of Default*), "Material Group Subsidiary" means (i) the Issuer and/or (ii) any other Group Subsidiary, and in the case of (ii), such Group Subsidiary from time to time whose gross revenue, pre-tax profits or gross assets (as shown in the then latest audited or unaudited accounts of such Group Subsidiary) represent not less than 5% of the gross revenue, pre-tax profits or gross assets of the Group, as shown in the latest consolidated audited or unaudited accounts of the Group, provided that with respect to any subsequent unaudited quarterly or semi-annual accounts of the relevant Group Subsidiary or the consolidated accounts of the Group, the Guarantor shall, on the request of the Trustee, and in any case, at the same time as providing the Trustee with the financial statements of the Guarantor, request a certificate from its auditors addressed to the Trustee listing those companies or other business entities which as at the last day of the Relevant Period were Material Group Subsidiaries for the purposes of this Condition 9 (*Events of Default*) and, in the absence of manifest error, such certificate from the auditors of the Guarantor shall be conclusive and binding upon each of the Guarantor and the Trustee.

10. PRESCRIPTION

Claims for principal shall become void within ten years of the appropriate Relevant Date. Claims for interest shall become void within five years of the appropriate Relevant Date.

11. REPLACEMENT OF NOTE CERTIFICATES

If any Note Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Registrar or Principal Paying Agent, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Note Certificates must be surrendered before replacements will be issued.

12. TRUSTEE AND PAYING AGENTS

Under the Trust Deed, the Trustee is entitled to be indemnified and relieved from responsibility in certain circumstances and to be paid its costs and expenses in priority to the claims of the Noteholders. In addition, the Trustee is entitled to enter into business transactions with the Issuer, the Guarantor and any entity relating to the Issuer or the Guarantor without accounting for any profit.

In the exercise of its powers and discretions under these Conditions and the Trust Deed, the Trustee will have regard to the interests of the Noteholders as a class and will not be responsible for any consequence for individual holders of Notes as a result of such holders being connected in any way with a particular territory or taxing jurisdiction.

The Trust Deed provides that the Trustee shall rely on certificates or reports from Auditors (as defined therein) whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors.

In acting under the Agency Agreement and in connection with the Notes, the Paying Agents act solely as agents of the Issuer, the Guarantor and (to the extent provided therein) the Trustee and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

The initial Paying Agents and their initial Specified Offices are specified in the Agency Agreement. The Issuer and the Guarantor reserve the right (with the prior approval of the Trustee) at any time to vary or terminate the appointment of any Agent and to appoint a successor principal paying agent and additional or successor paying agents; provided, however, that the Issuer and the Guarantor shall at all times maintain (a) principal paying agent and a registrar, (b) a paying agent in Singapore and (c), if the conclusions of the ECOFIN Council meeting of November 26-27, 2000 are implemented, a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing such conclusions or any law implementing or complying with, or introduced to conform to, such Directive.

Notice of any change in any of the Agents or in their Specified Offices shall promptly be given to the Noteholders.

13. MEETINGS OF NOTEHOLDERS; MODIFICATION AND WAIVER; SUBSTITUTION

(a) Meetings of Noteholders

The Trust Deed contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions or the Trust Deed. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and the Guarantor (acting together) or by the Trustee and shall be convened by the Trustee upon the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing one more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented; provided, however, that certain proposals (including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of payments under the Notes, to amend the terms of the Guarantee of the Notes or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution (each, a "Reserved Matter") may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than three-quarters or, at any adjourned meeting, one-quarter of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders under the Trust Deed will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b) Modification and waiver

The Trustee may, without the consent of the Noteholders agree to any modification of these Conditions or the Trust Deed (other than in respect of a Reserved Matter) which is, in the opinion of the Trustee, proper to make if, in the opinion of the Trustee, such modification will not be materially prejudicial to the interests of Noteholders and to any modification of the Notes or the Trust Deed which is of a formal, minor or technical nature or is to correct a manifest error.

In addition, the Trustee may, without the consent of the Noteholders authorise or waive any proposed breach or breach of the Notes or the Trust Deed (other than a proposed breach or breach relating to the subject of a Reserved Matter) if, in the opinion of the Trustee, the interests of the Noteholders will not be materially prejudiced thereby.

Unless the Trustee agrees otherwise, any such authorisation, waiver or modification shall be notified to the Noteholders as soon as practicable thereafter.

(c) Substitution

The Trust Deed contains provisions under which (i) the Guarantor or any Group Subsidiary may, without the consent of the Noteholders assume the obligations of the Issuer as principal debtor under the Trust Deed and the Notes and (ii) any Group Subsidiary may, without the consent of the Noteholders assume the obligations of the Guarantor as guarantor under the Trust Deed and the Notes, provided that, in each case, certain conditions specified in the Trust Deed are fulfilled, including (A) in the case of a substitution of the Issuer by a company other than the Guarantor, a requirement that the Guarantee of the Notes is fully effective in relation to the obligations of the new principal debtor under the Trust Deed and the Notes and (B) in the case of a substitution of the Guarantor as guarantor under the Trust Deed, a requirement that the Guarantee of the Notes by the new guarantor is fully effective in relation to the obligations of the new guarantor under the Trust Deed and the Notes.

No Noteholder shall, in connection with any substitution, be entitled to claim any indemnification or payment in respect of any tax consequence thereof for such Noteholder except to the extent provided for in Condition 8 (*Taxation*) (or any undertaking given in addition to or substitution for it pursuant to the provisions of the Trust Deed).

14. ENFORCEMENT

The Trustee may at any time, at its discretion and without notice, institute such proceedings as it thinks fit to enforce its rights under the Trust Deed in respect of the Notes, but it shall not be bound to do so unless:

(a) it has been so requested in writing by the holders of at least one-quarter of the aggregate principal amount of the outstanding Notes or has been so directed by an Extraordinary Resolution; and

(b) it has been indemnified or provided with security to its satisfaction.

No Noteholder may proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound to do so, fails to do so within a reasonable time and such failure is continuing.

15. FURTHER ISSUES

The Issuer may from time to time, without the consent of the Noteholders and in accordance with the Trust Deed, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes. The Issuer may from time to time, with the consent of the Trustee, create and issue other series of notes having the benefit of the Trust Deed.

16. NOTICES

Notices to the Noteholders will be sent to them by first class mail (or its equivalent) or (if posted to an overseas address) by airmail at their respective addresses on the Register. Any such notice shall be deemed to have been given on the fourth day after the date of mailing. In addition, so long as the Notes are listed on the official list of the Singapore Exchange Securities Trading Limited and its rules so require, notices will also be published in a leading English language newspaper having general circulation in Singapore (which is expected to be The Business Times, Singapore Edition). Any such notice shall be deemed to have been given on the date of first publication.

17. EXCHANGE RATE INDEMNITY

(a) Currency of Account and Payment

U.S. dollars (the "Contractual Currency") is the sole currency of account and payment for all sums payable by the Issuer and Guarantor under or in connection with this Trust Deed and the Notes, including damages.

(b) Extent of Discharge

An amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or the Guarantor or otherwise), by the Trustee or any Noteholder in respect of any sum expressed to be due to it from the Issuer or Guarantor will only discharge the Issuer and Guarantor to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

(c) Indemnity

If that Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under the Trust Deed or the Notes, the Issuer will indemnify it against any Liability (as defined in the Trust Deed) sustained by it as a result. In any event, the Issuer will indemnify the recipient against the cost of making any such purchase.

(d) Indemnities separate

These indemnities constitute separate and independent obligations from the Issuer and Guarantor's other obligations, will give rise to separate and independent causes of action, will apply irrespective of any indulgence granted by the Trustee and/or any Noteholder and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Trust Deed or the Notes or any other judgment or order.

18. GOVERNING LAW AND JURISDICTION

(a) Governing law

The Trust Deed and the Notes and all matters arising from or connected with them are governed by, and shall be construed in accordance with, English law.

(b) Jurisdiction

Each of the Issuer and the Guarantor has in the Trust Deed (i) agreed that the courts of England have exclusive jurisdiction to settle any dispute (a "Dispute") arising from or connected with the Trust Deed or the Notes; (ii) agreed that such courts are the most appropriate and convenient courts to settle any Dispute and, accordingly, it will not argue to the contrary; (iii) designated a person in England to accept service of any process on its behalf; and (iv) consented to the enforcement of any judgement.

19. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999 except and to the extent (if any) that the Notes expressly provide for such Act to apply to any of their terms.

There will appear at the foot of the Conditions endorsed on each Note in definitive form the names and Specified Offices of the Paying Agents as set out at the end of the Preliminary Offering Circular.

Annex 6 — Notice of Meeting of Existing Holders

MEI EURO FINANCE LIMITED
(incorporated with limited liability under the laws of Mauritius)

PT MEDCO ENERGI INTERNASIONAL TBK
(incorporated with limited liability under the laws of the Republic of Indonesia)

Notice of Meeting of holders of the
U.S.$100,000,000 10.00% Guaranteed Notes due 2007
ISIN: XS0145016498
Common Code: 014501649

MEI Euro Finance Limited (the "Issuer") hereby gives notice to the holders (the "Noteholders") of the U.S.$100,000,000 10.00% Guaranteed Notes due 2007 of the Issuer (the "Notes") that, pursuant to Condition 12 (*Meetings of Noteholders; Modification and Waiver; Substitution*) of the Notes and the provisions of Schedule 3 (*Provisions for Meetings of Noteholders*) of the trust deed made on March 19, 2002 (the "Trust Deed") between the Issuer, PT Medco Energi Internasional TBK (the "Guarantor"), and JPMorgan Chase Bank, London Branch as trustee (the "Trustee") relating to the Notes, a Meeting of Noteholders (the "Meeting") will be held at 10:00 a.m., Singapore time, on May 16, 2003 (the "Meeting Date") at 5 Temasek Boulevard, #18-00 Suntec Tower Five, Singapore 038985, for the purposes of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Trust Deed. Unless otherwise indicated, capitalized terms herein shall have the meaning given thereto in the Trust Deed.

The Issuer reserves the right at any time on or before the Meeting Date to cancel the Meeting and not to proceed with the Meeting as scheduled. Notice of any cancellation of the Meeting shall be given to Noteholders, the Paying Agents, the Trustee and the Exchange and Consent Agent named below.

EXTRAORDINARY RESOLUTION
of the holders of the
U.S.$100,000,000 10.00 per cent. Guaranteed Notes due 2007
of MEI Euro Finance Limited guaranteed by PT Medco Energi Tbk

That this meeting of the holders (the "Noteholders") of the U.S.$100,000,000 10.00% Guaranteed Notes due 2007 (the "Notes") of MEI Euro Finance Limited (the "Issuer") and guaranteed by PT Medco Energi Internasional Tbk (the "Guarantor") constituted by a trust deed (the "Trust Deed") dated March 19, 2002 made by and between the Issuer, the Guarantor and JPMorgan Chase Bank, London Branch as trustee (the "Trustee") hereby resolves by way of Extraordinary Resolution:

1. that the terms and conditions of all of the Notes outstanding shall be amended (the "Proposed Amendments") so as to conform to the terms and conditions set forth in Annex 1;

2. that the Proposed Amendments in the form produced at the Meeting and signed by the Chairman for the purposes of identification or in such other form that the Trustee considers, in its sole opinion, to be not materially prejudicial to the interests of Noteholders be and are hereby approved;

3. that the execution by the Trustee on the business day following this meeting of a supplemental trust deed (the "Supplemental Trust Deed") in relation to the Notes, substantially in the form produced to the Meeting and signed by the Chairman for the purposes of identification or in such other form that the Trustee considers, in its sole discretion, to be not materially prejudicial to the interests of Noteholders be and is hereby approved and authorized;

4. that the Trustee shall not have any liability to the Noteholders in relation to the amendment of the terms and conditions of the Notes and that the Trustee has no responsibility for (i) the terms of this Extraordinary Resolution, (ii) the Proposed Amendments generally or (iii) the rights of the Noteholders in relation to either (i) or (iii); and

5. that every variation, abrogation, modification, compromise and arrangement in respect of the rights of the Noteholders contemplated by or resulting from the Supplemental Trust Deed and the implementation of the Proposed Amendments be and is hereby sanctioned.

The Exchange Offer and the Consent Fee Offer

The Issuer is making to the Noteholders identified below an offer to exchange (the "Exchange Offer") Notes for Fixed Rate Guaranteed Notes due 2010 and an offer to pay a consent fee (the "Consent Fee Offer") in respect of voting instructions given in favour of the Extraordinary Resolution. The terms and conditions of the Exchange Offer and Consent Fee Offer are set forth in an Offering Memorandum dated April 24, 2003 of the Issuer (the "Offering Memorandum"), copies of which are available as described below. **The Exchange Offer and the Consent Fee Offer are only being made to Noteholders who complete and deliver the certification in the form set forth in Annex 2 (subject to certain offer restrictions in various jurisdictions). In particular, the Exchange Offer and the Consent Fee Offer are not being made directly or indirectly in or into the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (the "Securities Act"), other than to Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) and the Exchange Offer and the Consent Fee Offer are not capable of acceptance in or from the United States, or by U.S. persons, other than by Qualified Institutional Buyers.**

The Proposed Amendments

The Proposed Amendments are described in Annex 1.

The terms of the Supplemental Trust Deed provide that if neither the Exchange Offer nor the Consent Fee Offer are consummated on or before June 10, 2003, the Proposed Amendments will thereupon be deemed to have never taken effect.

Documents Available

Copies of (a) the Trust Deed, (b) the draft Supplemental Trust Deed in substantially the same form as it is proposed to be executed (if the Extraordinary Resolution is passed) and (c) the draft Extraordinary Resolution are available at the specified offices of the Principal Paying Agent and Singapore Paying Agent named below.

Copies of the Offering Memorandum are available from JPMorgan Chase Bank, London Branch as Exchange and Consent Agent under the Exchange Offer and the Consent Fee Offer upon request by Noteholders who complete and deliver to the Exchange and Consent Agent the certification in the form set forth in Annex 2 (subject to certain offer restrictions in various jurisdictions).

Trustee Declaration

In accordance with normal practice the Trustee expresses no opinion on the merits of the proposed Extraordinary Resolution.

Procedure at Meeting

The Issuer and the Guarantor (acting together) have convened the Meeting by the above Notice to request the agreement of the Noteholders by Extraordinary Resolution to the matters contained in the Extraordinary Resolution.

VOTING CERTIFICATES AND BLOCK VOTING INSTRUCTIONS

Noteholders shall notify the relevant clearing system to inform any Paying Agent no later than 48 hours before the scheduled time for the Meeting of the number of votes to be cast EITHER FOR or AGAINST the Extraordinary Resolution.

If a Noteholder wishes to vote in person such Noteholder shall instruct the relevant clearing system to request a Paying Agent to issue a Voting Certificate in favor of such Noteholder. If a Noteholder wishes a Paying Agent to appoint a Proxy to vote on his behalf at the Meeting, such Noteholder shall instruct the relevant clearing system to request the Paying Agent to issue a Block Voting Instruction to a Proxy of the Paying Agent's choice, instructing such Proxy to cast such vote(s) in the manner specified by such Noteholder.

Noteholders participating in the Exchange Offer and/or the Consent Fee Offer must follow the voting procedures described in the Offering Memorandum.

VOTERS

A bearer of a Voting Certificate, a Proxy appointed under Block Voting Instructions or the bearer of a definitive Note who produces such definitive Note at the Meeting (each, a "Voter") shall be entitled to vote at the Meeting.

Noteholders participating in the Exchange Offer and/or the Consent Fee Offer must follow the voting procedures described in the Offering Memorandum.

QUORUM AT MEETING

The quorum at the Meeting shall be at least one Voter representing or holding more than half of the aggregate principal amount of the outstanding Notes.

ADJOURNED MEETING

If within 15 minutes after the time fixed for the Meeting a quorum is not present, then (unless the Issuer, the Guarantor and the Trustee otherwise agree), it shall be adjourned for such period (which shall be not less than 14 days and not more than 42 days) and to such place as the Chairman determines (with the approval of the Trustee); provided, however, that:

(a) the Meeting shall be dissolved if the Issuer, the Guarantor and the Trustee together so decide; and

(b) the Meeting may not be adjourned more than once for want of a quorum.

If the Meeting is adjourned for want of a quorum, no voting instructions delivered for the Meeting will remain in force in relation to such Meeting when it is resumed.

NOTICE OF ADJOURNED MEETING

In the case where the Meeting is adjourned for lack of quorum, at least 10 days' notice (exclusive of the day on which the notice is given and of the day on which the Meeting is to be resumed) of the adjourned Meeting shall be given, in the same manner as notice of the original Meeting.

QUORUM AT ADJOURNED MEETING

The quorum at any adjourned Meeting shall be at least one Voter representing or holding the fraction of the aggregate principal amount of the outstanding Existing Notes represented or held by the Voter(s) actually presented at the Meeting.

DISSOLUTION OF ADJOURNED MEETING

If within 15 minutes after the time appointed for any adjourned Meeting a quorum is not present, then the adjourned Meeting shall be dissolved.

ISSUER CANNOT VOTE

No person shall be entitled to vote at the Meeting in respect of Notes held by, for the benefit of, or on behalf of, the Issuer, the Guarantor or any Subsidiary (as defined in the Trust Deed). Nothing herein shall prevent any of the proxies named in any form of Proxy or any representative from being a director, officer or representative of or otherwise connected with the Issuer, the Guarantor or any Subsidiary.

VOTE ON SHOW OF HANDS

Every question submitted to the meeting shall be decided in the first instance by a show of hands unless a poll is validly demanded before a result is declared. On a show of hands every person who is present in person and is the bearer of a Voting Certificate, a Proxy or the bearer of a definitive Note who produces such definitive Note at the Meeting shall have one vote.

VOTE ON POLL

On a poll every person who is so present and is the bearer of a Voting Certificate, a Proxy or the bearer of a definitive Note who produces such definitive Note at the Meeting shall have one vote in respect of each U.S.$1,000 in aggregate face amount of the outstanding Note(s) represented or held by him. Unless the terms of any Block Voting Instruction state otherwise, a Voter shall not be obliged to exercise all the votes to which he is entitled or to cast all the votes which he exercises in the same way. In the case of a voting tie the Chairman shall have a casting vote.

VALIDITY OF BLOCK VOTING INSTRUCTIONS

A Block Voting Instruction shall be valid only if deposited at the Specified Office of the relevant Paying Agent or at some other place approved by the Trustee, at least 24 hours before the time fixed for the Meeting or the Chairman decides otherwise before the Meeting proceeds to business. If the Trustee requires, a notarised copy of each Block Voting Instruction and satisfactory proof of the identity of each Proxy named therein shall be produced at the Meeting, but the Trustee shall not be obliged to investigate the validity of any Block Voting Instruction or the authority of any Proxy.

REVOCATION OR AMENDMENT OF PROXY

Any vote by a Proxy in accordance with the relevant Block Voting Instruction shall be valid even if such Block Voting Instruction or any instruction pursuant to which it was given has been amended or revoked, provided that neither the Issuer, the Guarantor, the Trustee nor the Chairman has been notified in writing of such amendment or revocation by the time which is 24 hours before the time fixed for the Meeting. Unless revoked, any appointment of a Proxy under a Block Voting Instruction in relation to the Meeting shall remain in force in relation to any resumption of such Meeting following an adjournment, provided that if the Meeting is adjourned for want of quorum, no appointment of a Proxy in relation to the Meeting shall be in force in relation to such Meeting when it is resumed unless such person is re-appointed under a Block Voting Instruction to vote at the Meeting when it is resumed.

RESOLUTION BINDING ON ALL NOTEHOLDERS

The Extraordinary Resolution shall be binding upon all Noteholders regardless of whether they voted in favor, against or abstained from voting on the Extraordinary Resolution, and regardless of whether they attended the Meeting.

NOTICE OF RESULT

Notice of the result of every vote on the Extraordinary Resolution shall be given to the Noteholders and the Paying Agents (with a copy to the Issuer, the Guarantor, the Exchange Agent and the Trustee) within 14 days of the conclusion of the Meeting.

FURTHER REGULATIONS BY TRUSTEE

Subject to all other provisions contained in the Trust Deed, the Trustee may without the consent of the Issuer, the Guarantor or the Noteholders prescribe such further regulations regarding the holding of the Meeting and attendance and voting at them as the Trustee may in its sole discretion determine.

The Principal Paying Agent:	JPMorgan Chase Bank, London Branch Trinity Tower 9 Thomas More Street London E1W 1YT Attention: The Manager, Institutional Trust Services Telephone: +44 1202 347930 Facsimile: +44 1202 347945

The Singapore Paying Agent:	JPMorgan Chase Bank, Singapore Branch 168 Robinson Road 17th Floor Capital Tower Singapore 068912 Attention: Joyce Pereira, Institutional Trust Services Telephone: +65 6882 7142 Facsimile: +65 6438 1182
The Issuer:	MEI Euro Finance Limited c/o United Docks Building Cathedral Square Port Louis Mauritius Attention: Marc Hein or Bruno Hardy Facsimile: +230 211 7889
The Guarantor:	PT Medco Energi Internasional Tbk Graha Niaga 16/F Jl. Jend. Sudirman 58 Jakarta 12190 Indonesia Attention: Mr Sugiharto, Chief Finance Officer/Director Facsimile: +62 21 250 5536
The Trustee:	JPMorgan Chase Bank, London Branch Trinity Tower 9 Thomas More Street London E1W 1YT Attention: Manager, Trustee Administration Telephone: +44 20 7777 2254 Facsimile: +44 20 7777 5410
The Exchange and Consent Agent:	JPMorgan Chase Bank, London Branch Trinity Tower 9 Thomas More Street London E1W 1YT Attention: Manager, International Trust Services Telephone: +44 20 7777 2254 Facsimile: +44 20 7777 5410 email: stuart.king@jpmorgan.com
	JPMorgan Chase Bank, Jakarta Branch Jalan Jend. Sudirman KV21 Floor 3, Jakarta 12920 Indonesia Attention: Santi Warokka Telephone: +62 21 571 8351 Facsimile: +62 21 570 3682 email: santi.warokka@jpmorgan.com

REGISTERED OFFICE OF THE ISSUER
MEI Euro Finance Limited
United Docks Building
Cathedral Square
Port Louis
Mauritius

REGISTERED OFFICE OF THE GUARANTOR
PT Medco Energi Internasional Tbk
Graha Niaga
16/F Jl. Jend. Sudirman Kav. 58
Jakarta 12190
Indonesia

PRINCIPAL PAYING AGENT FOR EXISTING NOTES
JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT

TRUSTEE FOR EXISTING NOTES
JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT

LEGAL ADVISORS

To the Issuer and the Guarantor as to English and United States law:
Clifford Chance Wong Pte Ltd
16 Collyer Quay #10-00
Hitachi Tower
Singapore 049318

To the Issuer and the Guarantor as to Mauritius law:
Juristconsult Chambers
Cathedral Square
Port Louis
Mauritius

To the Issuer and the Guarantor as to Indonesian law:
Ery Yunasri & Partners
Graha Niaga
11/F Jalan Jenderal Sudirman Kav. 58
Jakarta 12190
Indonesia

To the Issuer and the Guarantor as to Singapore Law:
Wong Partnership
80 Raffles Place #58-01
UOB Plaza 1
Singapore 048624

To the Dealer Manager as to English and United States law:
Freshfields Drew & Napier
20 Raffles Place #18-00
Ocean Towers
Singapore 048620

To the Exchange and Consent Agent and the Existing Trustee as to English law:
Clifford Chance
Jardine House, 29th Floor
One Connaught Place
Hong Kong

DEALER MANAGER FOR THE EXCHANGE OFFER AND CONSENT FEE OFFER

Any questions concerning the terms of the Exchange Offer or the Consent Fee Offer may be directed to the Dealer Manager.

UBS AG, Singapore Branch
5 Temasek Boulevard
#18-00 Suntec Tower Five
Singapore 038985
Attention:
Ranobir Mukherji
email: ranobir.mukherji@ubsw.com
Sandeep Gupta
email: sandeep.gupta@ubsw.com
Phone: (65) 6431 8621
Fax: (65) 6431 8671

EXCHANGE AND CONSENT AGENT FOR THE EXCHANGE OFFER

Any requests for materials on the Exchange Offer may be directed to the Exchange and Consent Agent:

By Mail, Hand or Overnight Courier:

JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT
Attention: The Manager, International Trust Services
email: stuart.king@jpmorgan.com
Phone: (44) 207 777 2254
Fax: (44) 207 777 5410

JPMorgan Chase Bank, Jakarta Branch
Jalan Jend. Sudirman KV21
Floor 3, Jakarta 12920
Indonesia
Attention: Santi Warokka
email: santi.warokka@jpmorgan.com
Phone: (62 21) 571 8351
Fax: (62 21) 570 3682

Printed by IFN Financial Press Limited
23278

EXHIBIT B

Letter of transmittal for tender

MEI EURO FINANCE LIMITED
(incorporated with limited liability under the laws of Mauritius)

PT MEDCO ENERGI INTERNASIONAL TBK
(incorporated with limited liability under the laws of the Republic of Indonesia)

Offer to exchange any and all outstanding 10.00% Guaranteed Notes due 2007 (the "Existing Notes") for Fixed Rate Guaranteed Notes due 2010 (the "Exchange Notes")

and

Offer to pay a consent fee in respect of voting instructions given in favor of certain amendments to the terms and conditions of the Existing Notes

ISIN: XS0145016498 Common Code: 014501649

ATTENTION BENEFICIAL OWNERS WHO ARE NOT DIRECT PARTICIPANTS IN EUROCLEAR BANK S.A./N.V. AS OPERATOR OF THE EUROCLEAR SYSTEM ("EUROCLEAR") AND CLEARSTREAM BANKING, SOCIÉTÉ ANONYME ("CLEARSTREAM") (EACH A "CLEARING SYSTEM" AND TOGETHER THE "CLEARING SYSTEMS"): THIS LETTER OF TRANSMITTAL IS FOR YOUR REFERENCE ONLY.

ATTENTION DIRECT PARTICIPANTS IN THE CLEARING SYSTEMS: PLEASE COMPLETE, SIGN AND RETURN THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AND CONSENT AGENT.

IMPORTANT: This Letter of transmittal should be sent to the Exchange and Consent Agent **via facsimile** at the facsimile number set forth below. This Letter of transmittal will not be valid unless Tender Instructions having the same Unique Reference as this Letter of transmittal are also delivered to the relevant Clearing System in the manner specified in the Offering Memorandum dated April 24, 2003 (the "Offering Memorandum"). Capitalised terms used but not defined herein shall have the same meanings as given to them in the Offering Memorandum. Unless the Exchange Offer is terminated or the Offer Period is extended, this Letter of transmittal must be received by the Exchange and Consent Agent, and corresponding Tender Instructions must be received by the relevant Clearing System, between 11:00 a.m., London time (5:00 p.m., Jakarta time), on April 24, 2003 and 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003. For a tender to be eligible for the Early Tender Fee, this Letter of transmittal must be received by the Exchange and Consent Agent, and corresponding Tender Instructions must be received by the relevant Clearing System, at or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003.

The Exchange and Consent Agent for the Exchange Offer is:

JPMorgan Chase Bank, London Branch

Facsimile transmission must be delivered to
the Exchange and Consent Agent at the following contact details:

Trinity Tower
9 Thomas More Street
London E1W 1YT
Attention: The Manager, International Trust Services
Fax: 44 207 777 5410

For Confirmation Call:
44 207 777 2254

Delivery of this Letter of transmittal other than via facsimile at the facsimile number set forth above will not constitute valid delivery. Delivery of this Letter of transmittal to a facsimile number other than as set forth above will not constitute valid delivery. In no event should a Qualifying Holder send this Letter of transmittal to the Clearing Systems, the Dealer Manager, the Issuer or the Guarantor.

Please read the whole of this Letter of transmittal and the Offering Memorandum carefully before completing this form.

The Exchange Notes have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") or the securities laws of any other jurisdiction. Unless they are registered, the Exchange Notes may be offered only in transactions that are exempt from registration. Accordingly, the Exchange Notes are only being offered to certain *non-U.S. persons outside the United States and to certain Qualified Institutional Buyers.* Prospective purchasers are hereby notified that the Issuer and the Guarantor are relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by *Rule* 144A under the *Securities* Act.

To: JPMorgan Chase Bank, London Branch

TENDER IN THE EXCHANGE OFFER

1. We acknowledge that this Letter of transmittal will not be considered to have been duly completed unless duly completed and signed.

2. We hereby accept the Exchange Offer from the Issuer, on the terms and subject to the conditions set forth in the Offering Memorandum and any supplements thereto and in this Letter of transmittal, in respect of the principal amount of Existing Notes specified in paragraph 14 below, at the Offered Yield or the Determined Yield, as specified in paragraph 11 below. We acknowledge that this Letter of transmittal and the tender made hereby will become irrevocable at 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003 but may be withdrawn or revised prior to such time by delivery of written notice to the Exchange and Consent Agent by facsimile and delivery of corresponding instructions to the relevant Clearing System.

3. Subject to and effective upon the acceptance by the Issuer of this tender, we hereby exchange, assign and transfer to, or to the order of, the Issuer all right, title and interest in and to those of the Existing Notes specified in paragraph 14 below, and release and discharge the Issuer from any and all claims we may have now or in the future arising out of, or related to, such Existing Notes including, without limitation, any claims that we are entitled to receive additional principal or interest payments (other than Current Pay Interest) with respect to such Existing Notes. We hereby authorize the Exchange and Consent Agent (with full knowledge that the Exchange and Consent Agent acts as agent of the Issuer) to present the Existing Notes to which the acceptance by the Issuer relates for exchange, on the terms and subject to the conditions set forth in the Offering Memorandum and in this Letter of transmittal.

4. The Issuer's acceptance of our tender will constitute a binding agreement between us and the Issuer on the terms and subject to the conditions set forth in the Offering Memorandum and in this Letter of transmittal. If all the conditions precedent to the Exchange Offer have been fulfilled, or waived by the Issuer, the Issuer will be deemed to have irrevocably accepted on the Exchange Date our tender on the conditions set forth in the Offering Memorandum and this Letter of transmittal, including the condition that our tender has been validly tendered (or defectively tendered but such defect has been, or has been caused to be, waived by the Issuer).

5. We acknowledge and agree that the delivery of this Letter of transmittal with respect to the Existing Notes to which this Letter of transmittal relates shall constitute the giving of voting instructions in favor of the Amending Resolution with respect to such Existing Notes, as more fully set forth in paragraph 12 below. Unless otherwise indicated, the withdrawal of tenders of Existing Notes will not be deemed a revocation of the related voting instructions in favor of the Amending Resolution. Qualifying Holders who have not revoked the voting instructions to which their withdrawn tender relate will be deemed to have participated in the Consent Fee Offer and will receive the Consent Fee (and the Early Consent Fee as applicable), subject to the fulfillment, or waiver by the Issuer, of all the conditions precedent to the Consent Fee Offer. However, revocation of voting instructions in favor of the Amending Resolution shall render the tender of the related Existing Notes defective. The Issuer will have the right, in its sole discretion, which it may waive, to reject any such tender of Existing Notes as invalid.

6. We hereby represent and warrant to each of the Issuer, the Exchange and Consent Agent, and the Dealer Manager that we have full power and authority to tender and exchange the Existing Notes and to sell all right, title and interest in and to, and to transfer, such Existing Notes and each of the Existing Notes to which the acceptance by the Issuer of our tender relates will be delivered to the Issuer or its agent with good and marketable title free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind. We will, upon request, execute and deliver any additional documents and/or do such other things deemed by the Exchange and Consent Agent or the Issuer to be necessary or desirable to complete the exchange, assignment and transfer of such Existing Notes.

7. All authority conferred or agreed to be conferred by this Letter of transmittal shall not be affected by, and shall survive, our death or incapacity and any of our obligations hereunder shall be binding upon our heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns.

8. We understand that the delivery and surrender of any Existing Notes is not effective, and the risk of loss of the Existing Notes does not pass to the Issuer until receipt by the Exchange and Consent Agent of this Letter of transmittal, properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to the Exchange and Consent Agent or the Issuer. All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders will be determined by the Issuer, in its sole discretion, which determination shall be final

and binding. The Issuer reserves the absolute right to reject any or all certifications that are not in proper form or the acceptance of which may, in the view of counsel for the Issuer, be unlawful. The interpretation of the Issuer of the terms and conditions of the Exchange Offer (including the instructions in the Letters of transmittal) will be final and binding.

9. We certify that we have not participated in the Consent Fee Offer with respect to the Existing Notes to which this Letter of transmittal relates.

10. The representations, warranties and undertakings in this paragraph will be deemed to be given to the Issuer, the Exchange and Consent Agent and the Dealer Manager as at the time of the submission of this Letter of transmittal and on the Exchange Date.

    (a) We represent, warrant and undertake that, in accordance with the procedures of the relevant Clearing System and by the deadline required by the relevant Clearing System, we have instructed the relevant Clearing System to:

        (i) debit from the account specified in paragraph 14 below and credit to the Exchange Account, the principal amount of Existing Notes specified in paragraph 14 below (the "Specified Existing Notes"), on or about the date of such instructions;

        (ii) credit to the account specified in paragraph 14 below and debit from the Exchange Account the Specified Existing Notes upon the automatic withdrawal of the instructions in the event that the Exchange Offer is terminated on or before the Exchange Date or in the event that the Specified Existing Notes are not accepted in the Exchange Offer, in each case as notified to the Clearing Systems by the Exchange and Consent Agent;

        (iii) debit from the Exchange Account and credit to the account of the Existing Principal Paying Agent the Specified Existing Notes for cancellation by the Existing Principal Paying Agent on the Exchange Date, as notified to the Clearing Systems by the Exchange and Consent Agent;

        (iv) credit any Current Pay Interest, Early Tender Fee and Cash Exchange Equivalent to the cash account specified in paragraph 14 below on the Exchange Date, as notified to the Clearing Systems by the Exchange and Consent Agent; and

        (v) disclose our name and information about the foregoing instructions (including, without limitation, the date and time of their receipt by the Clearing Systems, the principal amount of Existing Notes and the account number set forth in paragraph 14 below) to the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Principal Paying Agent, the Dealer Manager and their respective affiliates, agents and advisers.

(b) We represent and warrant as follows:

we are the beneficial owner of the Existing Notes specified in paragraph 14 and we are in or are a resident of Indonesia *(tick only if applicable)*: ☐ Yes OR ☐ No

OR

we are not the beneficial owner of the Existing Notes specified in paragraph 14 and, the beneficial owner is in or is a resident of Indonesia *(tick only if applicable)*:

☐ Yes OR ☐ No

We acknowledge that only Existing Holders who have certified that they are not in and are not residents of Indonesia may participate in the Exchange Offer, except that the first 49 Existing Holders who are in or are residents of Indonesia who submit valid Letters of transmittal and (where applicable) whose tenders are accepted, will be permitted to participate in the Exchange Offer and/or the Consent Fee Offer.

(c) We represent and warrant as follows:

we are not a U.S. person (as defined in Regulation S under the Securities Act) and we are not in the United States *(tick only if applicable)*: ☐

OR

we are a Qualified Institutional Buyer *(tick only if applicable)*: ☐

We acknowledge that by ticking either of the above boxes we will be deemed to have represented that we are a person(s) whose participation in the Exchange Offer will not be unlawful in any jurisdiction, or otherwise result in the need for notification, registration, filing or any other action to be taken in any jurisdiction in connection with the Exchange Offer. We will also be deemed to have acknowledged, accepted and agreed as set out in the Offering Memorandum.

11. The Existing Notes specified in paragraph 14 below are hereby tendered for exchange on the basis that the minimum yield on the Exchange Notes shall be *(tick one)*:

☐ no less than ____% per annum *(please complete)*

OR

☐ such yield on the Exchange Notes as is determined by the Issuer on or about the Meeting Date but prior to the Exchange Date.

12. We certify that voting instructions have not been (or will not be, other than as described in this Letter of transmittal) delivered in respect of the Existing Notes specified in paragraph 14 below and no Voting Certificate (as defined in the Existing Trust Deed) in respect of the Existing Notes has been issued and is outstanding in connection with the Meeting of Existing Holders and we hereby instruct the Existing Principal Paying Agent to appoint a proxy to attend the Meeting of Existing Holders on our behalf and to vote in respect of such Existing Notes IN FAVOR OF the Amending Resolution set out in the Notice dated April 24, 2003 convening the Meeting of Existing Holders.

13. We confirm that we have read the whole of the Offering Memorandum and any supplements thereto up to the date of this Letter of transmittal, we agree to read any additional supplements thereto after the date of this Letter of transmittal, and we agree to be bound by the terms and conditions of the Exchange Offer set out therein.

14. Aggregate principal amount of Existing Notes to which these instructions relate:

U.S.$____________________
U.S.$1,000 (or an integral multiple thereof)

Clearing System where Existing Notes to which this Letter of transmittal relates are held and where the Exchange Notes to which the acceptance by the Issuer of these instructions relates will be credited on the Exchange Date *(tick one box only)*	☐ Euroclear ☐ Clearstream
Account No. of account in which the Existing Notes to which this Letter of transmittal relates are held and to which Exchange Notes will be credited *(state one account no. only):*	____________________
Cash account no. into which any Current Pay Interest, Early Tender Fee and Cash Exchange Equivalent (if applicable) will be credited *(state one account no. only):*	____________________
Unique Reference: *(must be completed)*	____________________

15. The Exchange Offer and any acceptance by the Issuer on the terms and subject to the conditions set forth in the Offering Memorandum and this Letter of transmittal will be governed by and construed in accordance with English law.

16. These instructions are irrevocable and incapable of amendment after 5:00 p.m., London time (11:00 p.m., Jakarta time) on May 13, 2003.

Dated: ____________________

Signature: ____________________

For and on behalf of:
(Print name of direct participant): ____________________

Name of contact person: ____________________

Title: ____________________

Telephone number: ____________________

Fax number: ____________________

Name of beneficial owner *(optional):* ____________________

Name of contact person *(optional):* ____________________

Telephone number *(optional):* ____________________

Fax number *(optional):* ____________________

Notes to the Letter of transmittal

1. **Execution of Letter of transmittal**

   The person or entity signing this Letter of transmittal must be an accountholder in the relevant Clearing System. The name of such accountholder must be stated exactly as such accountholder's name appears on the official security position listing of the relevant Clearing System. If the signatory is an attorney, executor, administrator, trustee, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity, such signatory must provide the capacity in which he is acting and the power of attorney or other authority in a form satisfactory to the Issuer must be delivered to the Exchange and Consent Agent with this Letter of transmittal. If there are more than one accountholder, all of them must sign this Letter of transmittal.

2. **Requests for assistance or additional copies**

   Qualifying Holders may contact (a) the Exchange and Consent Agent for assistance in completing or delivering Letters of transmittal and for additional copies of the Exchange Offer materials, and (b) the Dealer Manager for answers to questions concerning the terms of the Exchange Offer in each case at the telephone and facsimile numbers listed below or on the back cover page of the Offering Memorandum. A Qualifying Holder may also contact its broker, dealer, commercial bank or trust company or other participant or nominee for assistance concerning the Exchange Offer.

3. **Responsibility for information**

   Qualifying Holders are solely responsible for ensuring that information in Letters of transmittal is correct. The Exchange and Consent Agent will reconcile information provided above with records of the Clearing Systems. If such information is inaccurate or inconsistent with records of the Clearing Systems, this Letter of transmittal will be deemed not to have been delivered.

IMPORTANT NOTICE

The person or entity signing this Letter of transmittal must (a) be the direct accountholder in a Clearing System holding the Existing Notes to which this Letter of transmittal relates, (b) deliver Tender Instructions to such Clearing System in accordance with the deadlines specified by such Clearing System for those Tender Instructions to be confirmed to the Exchange and Consent Agent as required in the Offering Memorandum and (c) ensure that such Tender Instructions can be reconciled to the information certified hereby. To the extent that Tender Instructions are not delivered to the Clearing System or confirmed to the Exchange and Consent Agent or cannot be reconciled with the contents of this Letter of transmittal, the Letter of transmittal will not have been validly delivered.

EXCHANGE AND CONSENT AGENT: JPMorgan Chase Bank, London Branch
Attention: The Manager, International Trust Services
Tel: (44) 207 777 2254
Fax: (44) 207 777 5410
email: stuart.king@jpmorgan.com

EXHIBIT C

Letter of transmittal for consent

MEI EURO FINANCE LIMITED
(incorporated with limited liability under the laws of Mauritius)

PT MEDCO ENERGI INTERNASIONAL TBK
(incorporated with limited liability under the laws of the Republic of Indonesia)

MEDCO ENERGI

Offer to exchange any and all outstanding 10.00% Guaranteed Notes due 2007 (the "Existing Notes") for Fixed Rate Guaranteed Notes due 2010 (the "Exchange Notes")

and

Offer to pay a consent fee in respect of voting instructions given in favor of certain amendments to the terms and conditions of the Existing Notes

ISIN: XS0145016498 Common Code: 014501649

ATTENTION BENEFICIAL OWNERS WHO ARE NOT DIRECT PARTICIPANTS IN EUROCLEAR BANK S.A./N.V. AS OPERATOR OF THE EUROCLEAR SYSTEM ("EUROCLEAR") AND CLEARSTREAM BANKING, SOCIÉTÉ ANONYME ("CLEARSTREAM") (EACH A "CLEARING SYSTEM" AND TOGETHER THE "CLEARING SYSTEMS"): THIS LETTER OF TRANSMITTAL IS FOR YOUR REFERENCE ONLY.

ATTENTION DIRECT PARTICIPANTS IN THE CLEARING SYSTEMS: PLEASE COMPLETE, SIGN AND RETURN THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AND CONSENT AGENT.

IMPORTANT: This Letter of transmittal should be sent to the Exchange and Consent Agent **via facsimile** at the facsimile number set forth below. This Letter of transmittal will not be valid unless Consent Instructions having the same Unique Reference as this Letter of transmittal are also delivered to the relevant Clearing System in the manner specified in the Offering Memorandum dated April 24, 2003 (the "Offering Memorandum"). Capitalised terms used but not defined herein shall have the same meanings as given to them in the Offering Memorandum. Unless the Consent Fee Offer is terminated or the Offer Period is extended, this Letter of transmittal must be received by the Exchange and Consent Agent, and corresponding Consent Instructions must be received by the relevant Clearing System, between 11:00 a.m., London time (5:00 p.m., Jakarta time), on April 24, 2003 and 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003. For a consent to be eligible for the Early Consent Fee, this Letter of transmittal must be received by the Exchange and Consent Agent, and corresponding Consent Instructions must be received by the relevant Clearing System, at or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003.

The Exchange and Consent Agent is:

JPMorgan Chase Bank, London Branch

Facsimile transmission must be delivered to the Exchange and Consent Agent at the following contact details:

Trinity Tower
9 Thomas More Street
London E1W 1YT
Attention: The Manager, International Trust Services
Fax: 44 207 777 5410

For Confirmation Call:
44 207 777 2254

Delivery of this Letter of transmittal other than via facsimile at the facsimile number set forth above will not constitute valid delivery. Delivery of this Letter of transmittal to a facsimile number other than as set forth above will not constitute valid delivery. In no event should a Qualifying Holder send this Letter of transmittal to the Clearing Systems, the Dealer Manager, the Issuer or the Guarantor.

Please read the whole of this Letter of transmittal and the Offering Memorandum carefully before completing this form.

To: JPMorgan Chase Bank, London Branch

PARTICIPATION IN THE CONSENT FEE OFFER

1. We acknowledge that this Letter of transmittal will not be considered to have been duly completed unless it has been duly completed and signed.

2. We hereby accept the Consent Fee Offer from the Issuer, on the terms and subject to the conditions set forth in the Offering Memorandum and any supplements thereto and in this Letter of transmittal, with respect to the principal amount of Existing Notes specified in paragraph 10 below. We acknowledge that this Letter of transmittal and the voting instructions herein will become irrevocable at 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003 but may be revoked or revised prior to such time by delivery of written notice to the Exchange and Consent Agent by facsimile and delivery of corresponding instructions to the relevant Clearing System.

3. We certify that instructions have not been (or will not be other than as described in this Letter of transmittal) delivered in respect of the Existing Notes and no Voting Certificate (as defined in the Existing Trust Deed) in respect of the Existing Notes has been issued and is outstanding in connection with the Meeting of Existing Holders and we hereby instruct the Existing Principal Paying Agent to appoint a proxy to attend the Meeting of Existing Holders on our behalf and to vote in respect of such Existing Notes IN FAVOR OF the Amending Resolution set out in the Notice dated April 24, 2003 convening the Meeting of Existing Holders.

4. We certify that we have not tendered and undertake that we will not tender in the Exchange Offer the Existing Notes to which this Letter of transmittal relates without first withdrawing the relevant Letter of transmittal and instructions.

5. The Issuer's acceptance of our voting instructions will constitute a binding agreement between us and the Issuer on the terms and subject to the conditions set forth in the Offering Memorandum and in this Letter of transmittal. If all the conditions precedent to the Consent Fee Offer have been fulfilled, or waived by the Issuer, the Issuer will be deemed to have

irrevocably accepted on the Exchange Date our voting instructions on the conditions set forth in the Offering Memorandum and this Letter of transmittal, including the condition that our voting instructions have been validly delivered (or defectively delivered but such defect has been, or has been caused to be, waived by the Issuer).

6. All authority conferred or agreed to be conferred by this Letter of transmittal shall not be affected by, and shall survive, our death or incapacity and any of our obligations hereunder shall be binding upon our heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns.

7. All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders will be determined by the Issuer, in its sole discretion, which determination shall be final and binding. The Issuer reserves the absolute right to reject any or all certifications that are not in proper form or the acceptance of which may, in the view of counsel for the Issuer, be unlawful. The interpretation of the Issuer of the terms and conditions of the Exchange Offer (including the instructions in the Letters of transmittal) will be final and binding.

8. The representations, warranties and undertakings in this paragraph will be deemed to be given to the Issuer, the Exchange Agent and Consent Agent, and the Dealer Manager as at the time of the submission of this Letter of transmittal and on the Exchange Date.

   (a) We represent and warrant that we hold and will hold, until the time of settlement on the Exchange Date, the principal amount of Existing Notes in the account specified in paragraph 10 below and we represent, warrant and undertake that, in accordance with the procedures of the relevant Clearing System and by the deadline required by the relevant Clearing System, we have irrevocably instructed the relevant Clearing System to:

      (i) block any attempt to transfer the principal amount of Existing Notes specified in paragraph 10 below from such account from the date of the Consent Instructions until immediately after the Exchange Date;

      (ii) release the block on the Existing Notes specified in paragraph 10 below upon the automatic withdrawal of the instructions in the event that the Consent Fee Offer is terminated on or before the Exchange Date or the related voting instructions are not accepted in the Consent Fee Offer, in each case as notified to the Clearing Systems by the Exchange and Consent Agent;

      (iii) credit the Consent Fee and any Early Consent Fee to the cash account specified in paragraph 10 below on the Exchange Date, as notified to the Clearing Systems by the Exchange and Consent Agent; and

      (iv) disclose our name and information about the foregoing instructions (including, without limitation, the date and time of their receipt by the Clearing System, the

principal amount of Existing Notes and the Specified Account number set forth in paragraph 10 below) to the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Principal Paying Agent, the Dealer Manager and their respective affiliates, agents and advisers.

(b) We represent and warrant as follows:

we are the beneficial owner of the Existing Notes specified in paragraph 10 and we are in or are a resident of Indonesia *(tick only if applicable)*: ☐ Yes OR ☐ No

OR

we are not the beneficial owner of the Existing Notes specified in paragraph 10 and the beneficial owner is in or is a resident of Indonesia *(tick only if applicable)*:

☐ Yes OR ☐ No

We acknowledge that only Existing Holders who have certified that they are not in and are not residents of Indonesia may participate in the Consent Fee Offer, except that the first 49 Existing Holders who are in or are residents of Indonesia who submit valid Letters of transmittal, will be permitted to participate in the Consent Fee Offer and/or the Exchange Offer.

(c) we are not a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933 (the "Securities Act")) and we are not in the United States *(tick only if applicable)*: ☐

OR

we are a qualified institutional buyer (as defined in Rule 144A under the Securities Act) *(tick only if applicable)*: ☐

We acknowledge that by ticking either of the above boxes we will be deemed to have represented that we are a person(s) whose participation in the Consent Fee Offer will not be unlawful in any jurisdiction, or otherwise result in the need for notification, registration, filing or any other action to be taken in any jurisdiction in connection with the Consent Fee Offer. We will also be deemed to have acknowledged, accepted and agreed as set out in the Offering Memorandum.

9. We confirm that we have read the whole of the Offering Memorandum and any supplements thereto up to the date of this Letter of transmittal, we agree to read any additional supplements thereto after the date of this letter of transmittal, and we agree to be bound by the terms and conditions of the Consent Fee Offer set out therein and in this Letter of transmittal.

10. Aggregate principal amount of Existing Notes to which this Letter of transmittal relates:

U.S.$______________________
U.S.$1,000 (or an integral multiple thereof)

Clearing System where Existing Notes are held *(tick one box only)*	☐ Euroclear ☐ Clearstream
Account No. of account in which the Existing Notes are held *(state one account no. only)*:	____________________
Cash account no. into which Consent Fee and if applicable the Early Consent Fee will be credited *(state one account no. only)*:	____________________
Unique Reference: *(must be completed)*	____________________

11. The Consent Fee Offer and any acceptance by the Issuer on the terms and subject to the conditions set forth in the Offering Memorandum and this Letter of transmittal will be governed by and construed in accordance with English law.

12. These instructions are irrevocable and incapable of amendment after 5:00 p.m., London time (11:00 p.m. Jakarta time) on May 13, 2003.

Dated: ____________________

Signature:	____________________
For and on behalf of (Print name of direct participant):	____________________
Name of contact person:	____________________
Title:	____________________
Telephone number:	____________________
Fax number:	____________________
Name of beneficial owner *(optional)*:	____________________
Name of contact person *(optional)*:	____________________
Telephone number *(optional)*:	____________________
Fax number *(optional)*:	____________________

Notes to the Letter of transmittal

1. **Execution of Letter of transmittal**

   The person or entity signing this Letter of transmittal must be an accountholder in the relevant Clearing System. The name of such accountholder must be stated exactly as such accountholder's name appears on the official security position listing of the relevant Clearing System. If the signatory is an attorney, executor, administrator, trustee, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity, such signatory must provide the capacity in which he is acting and the power of attorney or other authority in a form satisfactory to the Issuer must be delivered to the Exchange and Consent Agent with this Letter of transmittal. If there is more than one accountholder, each of them must sign this Letter of transmittal.

2. **Requests for assistance or additional copies**

   Qualifying Holders may contact (a) the Exchange and Consent Agent for assistance in completing or delivering Letters of transmittal and for additional copies of the Consent Fee Offer materials, and (b) the Dealer Manager for answers to questions concerning the terms of the Consent Fee Offer, in each case at the telephone and facsimile numbers listed below or on the back cover page of the Offering Memorandum. A Qualifying Holder may also contact its broker, dealer, commercial bank or trust company or other participant or nominee for assistance concerning the Consent Fee Offer.

3. **Responsibility for information**

   Qualifying Holders are solely responsible for ensuring that information in Letters of transmittal is correct. The Exchange and Consent Agent will reconcile information provided above with records of the Clearing Systems. If such information is inaccurate or inconsistent with records of the Clearing Systems, this Letter of transmittal will be deemed not to have been delivered.

IMPORTANT NOTICE

The person or entity signing this Letter of transmittal must (a) be the direct accountholder in a Clearing System holding the Existing Notes to which this Letter of transmittal relates, (b) deliver Consent Instructions to such Clearing System in accordance with the deadlines specified by such Clearing System for those Consent Instructions to be confirmed to the Exchange Agent as required in the Offering Memorandum and (c) ensure that such Consent Instructions can be reconciled to the information certified hereby. To the extent that Consent Instructions are not delivered to the Clearing System or confirmed to the Exchange and Consent Agent or cannot be reconciled with the contents of this Letter of transmittal, the Letter of transmittal will not have been validly delivered.

EXCHANGE AND CONSENT AGENT: JPMorgan Chase Bank, London Branch
Attention: The Manager, International Trust Services
Tel: (44) 207 777 2254
Fax: (44) 207 777 5410
email: stuart.king@jpmorgan.com

EXHIBIT D

MEI EURO FINANCE LIMITED
(incorporated with limited liability under the laws of Mauritius)

PT MEDCO ENERGI INTERNASIONAL TBK
(incorporated with limited liability under the laws of the Republic of Indonesia)

MEDCO ENERGI

Offer to exchange any and all outstanding 10.00% Guaranteed Notes due 2007 (the "Existing Notes") for Fixed Rate Guaranteed Notes due 2010 (the "Exchange Notes")
and
Offer to pay a consent fee in respect of voting instructions given in favor of certain amendments to the terms and conditions of the Existing Notes

To: JPMorgan Chase Bank, London Branch, as Exchange and Consent Agent
Trinity Tower
9 Thomas More Street
London E1W 1YT
Fax:(44) 207 777 5410

JP Morgan Chase Bank, Jakarta Branch
Jalan Jend Sudirman KV21, Floor 3
Jakarta 12920
Indonesia
Fax: (62 21) 570 3682

1. We hereby request a copy of the Offering Memorandum dated April 24, 2003 and the accompanying Letters of transmittal and other materials (the "**Offer Materials**") relating to the offers described above and, for the purpose of receiving such copy, we hereby certify that:

a) we are the beneficial owner of Existing Notes and we are in or are a resident of Indonesia (*tick only if applicable*) ☐ Yes OR ☐ No

OR

we are not the beneficial owner of Existing Notes and the beneficial owner is in or is a resident of Indonesia (*tick only if applicable*) ☐ Yes OR ☐ No

We acknowledge that the Exchange and Consent Agent is not authorised to distribute the Offer Materials to more than 99 holders of Existing Notes who are in or are a resident of Indonesia.

b) we are not a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933 (the "Securities Act")) and we are not in United States (*tick only if applicable*) ☐

OR

we are a Qualified Institutional Buyer (as defined in ☐

Rule 144A under the Securities Act) (*tick only if applicable*)

AND

we will only forward any Offer Materials or any amendments or supplements thereto to a person that is either (i) not a U.S. person and is not in the United States or (ii) a Qualified Institutional Buyer.

We acknowledge that by ticking either of the above boxes we will be deemed to have represented that we are a person(s) whose participation in the Exchange Offer and/or Consent Fee Offer will not be unlawful in any jurisdiction, or otherwise result in the need for notification, registration, filing, payment of any fees or any other action to be taken in any jurisdiction in connection with the Exchange Offer and/or Consent Fee Offer.

2. We request that you send any supplement or amendment to the Offer Materials to us at the following address:

Attention: ____________________

Name: ____________________

Address: ____________________

Fax number: ____________________

Email: ____________________

Telephone number: ____________________

Dated: ____________________

Signature: ____________________

for and on behalf of
(Print name of direct participant): ____________________

Name of contact person: ____________________

Title: ____________________

Telephone number: ____________________

Fax number: ____________________

Name of beneficial owner (*optional*): ____________________

Name of contact person (*optional*): ____________________

Telephone number (*optional*): ____________________

Fax number (*optional*): ____________________

EXHIBIT E

STRICTLY CONFIDENTIAL - DO NOT FORWARD

IMPORTANT NOTICE

THESE OFFERS ARE AVAILABLE ONLY TO INVESTORS WHO ARE EITHER (1) QUALIFIED INSTITUTIONAL BUYERS UNDER RULE 144A OR (2) NON-U.S. PERSONS OR ADDRESSEES OUTSIDE OF THE U.S. AND WHO MEET THE OTHER REQUIREMENTS SET FORTH IN THE FOURTH PARAGRAPH BELOW

IMPORTANT: You must read the following before continuing. The following applies to the supplemental offering memorandum following this page, and you are therefore advised to read this carefully before reading, accessing or making any other use of the supplemental offering memorandum. In accessing the supplemental offering memorandum, you agree to be bound by the following terms and conditions, including any modifications to them any time you receive any information from us as a result of such access.

NOTHING IN THIS ELECTRONIC TRANSMISSION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE U.S. OR OTHER JURISDICTION AND THE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE U.S. OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE OR LOCAL SECURITIES LAWS.

THE FOLLOWING SUPPLEMENTAL OFFERING MEMORANDUM MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORIZED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

Confirmation of your Representation: In order to be eligible to view this supplemental offering memorandum or make an investment decision with respect to the securities, investors must be either (a) Existing Holders (as defined in the supplemental offering memorandum) who have certified (i) that they are not U.S. persons and are not in the United States or (ii) that they are Qualified Institutional Buyers (within the meaning of Rule 144A under the Securities Act); (b) Existing Holders who have certified that they are not in and are not residents of Indonesia, except for the first 49 Existing Holders who are in or are residents of Indonesia to submit valid Letters of transmittal (as defined in the supplemental offering memorandum) and (where applicable) whose tenders are accepted; and (c) Existing Holders in any jurisdiction where the making of the Exchange Offer and/or the Consent Fee Offer in such jurisdiction is not unlawful, or does not otherwise result in the need for notification, registration, filing or any other action to be taken in such jurisdiction. For the avoidance of doubt, such investors must also be Existing Holders (x) who are not in the United Kingdom or (y) who are in the United Kingdom but whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business. This supplemental offering memorandum is being sent at your request and by accepting the e-mail and accessing this supplemental offering memorandum, you shall be deemed to have represented to us that you and any customers you represent are (1) either (a) QIBs or (b) not a U.S. person (and that the electronic mail address that you gave us and to which this e-mail has been delivered is not located in the U.S.) and are an Existing Holder who meets the other requirements in this paragraph and (2) that you consent to delivery of such supplemental offering memorandum by electronic transmission.

You are reminded that this supplemental offering memorandum has been delivered to you on the basis that you are a person into whose possession this supplemental offering memorandum may be lawfully delivered in accordance with the laws of jurisdiction in which you are located and you may not, nor are you authorised to, deliver this supplemental offering memorandum, electronically or otherwise, to any other person.

The materials relating to the offers do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the dealer manager or any affiliate of the dealer manager is a licensed broker or dealer in that jurisdiction, the offers shall be deemed to be made by the dealer manager or such affiliate on behalf of the Issuer and the Guarantor in such jurisdiction.

This supplemental offering memorandum has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Existing Trustee, the Exchange and Consent Agent, the Existing Principal Paying Agent or the Dealer Manager (each as defined in the supplemental offering memorandum) or any person who controls them or any director, officer, employee nor agent of them or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the supplemental offering memorandum distributed to you in electronic format and the hard copy version available to you on request from the Exchange and Consent Agent.

CONFIDENTIAL SUPPLEMENTAL OFFERING MEMORANDUM May 2, 2003

MEI EURO FINANCE LIMITED

(incorporated with limited liability under the laws of Mauritius)

PT MEDCO ENERGI INTERNASIONAL TBK

(incorporated with limited liability under the laws of the Republic of Indonesia)

Offer to exchange any and all outstanding 10.00% Guaranteed Notes due 2007 (the "Existing Notes") for Fixed Rate Guaranteed Notes due 2010 (the "Exchange Notes")
and
Offer to pay a consent fee in respect of voting instructions given in favor of certain amendments to the terms and conditions of the Existing Notes

This is a supplement (the "Supplemental Offering Memorandum") to the Offering Memorandum dated April 24, 2003 (the "Offering Memorandum") of MEI Euro Finance Limited (the "Issuer"). Capitalized terms which are not defined in this Supplemental Offering Memorandum have the meaning given to them in the Offering Memorandum. This Supplemental Offering Memorandum contains the Preliminary Offering Circular dated the date hereof relating to the Placement Notes.

The Yield Range in relation to the Exchange Notes and the Placement Notes will be given to Qualifying Holders by way of an additional supplement to the Offering Memorandum expected to be sent to Qualifying Holders on or about May 9, 2003. Further information relating to the Placement Notes, including the Determined Yield, the Issue Price, the rate of interest and certain other final information relating to the Exchange Notes and the Placement Notes will be given to Qualifying Holders by way of a further supplement to the Offering Memorandum containing the Final Offering Circular relating to the Placement Notes and expected to be sent to Qualifying Holders on or about the Meeting Date but prior to the Exchange Date.

Qualifying Holders who wish to participate in the Exchange Offer and/or the Consent Fee Offer must tender their Existing Notes and/or deliver their voting instructions as described in the Offering Memorandum between 11:00 a.m., London time (5:00 p.m., Jakarta time), on April 24, 2003 and 5:00 p.m., London time (11:00 p.m., Jakarta time), on May 13, 2003, unless extended by the Issuer.

The Issuer will pay a fee (the "Early Tender Fee") to Qualifying Holders who tender (and do not withdraw) Existing Notes on or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003. The Early Tender Fee will be paid in cash and will be equal to 0.50% of the principal amount of Existing Notes tendered.

The Issuer will pay an additional fee (the "Early Consent Fee") to Qualifying Holders who deliver (and do not revoke) voting instructions in favor of the Amending Resolution on or before 11:00 a.m., London time (5:00 p.m., Jakarta time) on May 7, 2003. The Early Consent Fee will be paid in addition to the Consent Fee. The Early Consent Fee will be paid in cash and will be equal to 0.50% of the principal amount of Existing Notes in respect of which voting instructions in favor of the Amending Resolution have been delivered.

The Exchange Offer and the Consent Fee Offer are made on the terms and subject to the conditions contained in the Offering Memorandum and the accompanying forms of Letters of transmittal. See "Certain conditions to the Exchange Offer and the Consent Fee Offer" in the Offering Memorandum.

Participating in the Exchange Offer and/or the Consent Fee Offer involves risks. See "Considerations relating to the Exchange Offer and the Consent Fee Offer" in the Offering Memorandum.

The Exchange Offer and the Consent Fee Offer are not being made directly or indirectly in or into the United States or to U.S. persons (as defined in the Regulation S ("Regulation S") under the U.S. Securities Act of 1933 (the "Securities Act"), other than to Qualified Institutional Buyers (as defined in Rule 144A ("Rule 144A") under the Securities Act) and the Exchange Offer and the Consent Fee Offer are not capable of acceptance in or from the United States, or by U.S. persons, other than by Qualified Institutional Buyers. This Supplemental Offering Memorandum is not being, and must not be, mailed or otherwise forwarded or distributed or sent in or into the United States or to U.S. persons except to Existing Holders who have certified in writing that they are Qualified Institutional Buyers. Persons receiving this Supplemental Offering Memorandum (including without limitation custodians, nominees and trustees) must observe these restrictions and must not send or distribute this document in, into or from the United States, or to U.S. persons, other than to Qualified Institutional Buyers. Any violation of such restrictions may render any purported acceptance of the Exchange Offer or the Consent Fee Offer invalid. See "Offer restrictions" in the Offering Memorandum for a description of offer restrictions in certain other jurisdictions.

Please handle this matter through your bank or broker. For further information relating to the Exchange Offer or the Consent Fee Offer, please contact the Dealer Manager and to obtain further copies of this Supplemental Offering Memorandum, please contact the Exchange and Consent Agent at the telephone numbers set forth on the back cover page of this Supplemental Offering Memorandum.

Dealer Manager for the Exchange Offer and the Consent Fee Offer

UBS Warburg

Important Notice

The distribution of this Supplemental Offering Memorandum, the exchange and delivery of the Exchange Notes and the payment of the Consent Fee, the Early Consent Fee, the Early Tender Fee and the Cash Exchange Equivalent in certain jurisdictions may be restricted by law. Persons into whose possession this Supplemental Offering Memorandum comes are required by the Issuer and the Guarantor to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Exchange Notes, the payment of any fees or the distribution of this Supplemental Offering Memorandum in any jurisdiction where action would be required for such purposes. This Supplemental Offering Memorandum does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See "Offer restrictions" in the Offering Memorandum for a description of offer restrictions in certain other jurisdictions.

Each Existing Holder who meets the following criteria is a "Qualifying Holder" and is therefore permitted to participate in the Exchange Offer and/or the Consent Fee Offer: (a) Existing Holders who have certified (i) that they are not U.S. persons and are not in the United States or (ii) that they are Qualified Institutional Buyers; (b) Existing Holders who have certified that they are not in and are not residents of Indonesia, except for the first 49 Existing Holders who are in or are residents of Indonesia to submit valid Letters of transmittal and (where applicable) whose tenders are accepted; and (c) Existing Holders in any jurisdiction where the making of the Exchange Offer and/or the Consent Fee Offer in such jurisdiction is not unlawful, or does not otherwise result in the need for notification, registration, filing or any other action to be taken in such jurisdiction.

This Supplemental Offering Memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the Exchange Notes. Except as required by the SGX-ST, any disclosure of any of the contents of this Supplemental Offering Memorandum, without the prior written consent of the Issuer and the Guarantor, is prohibited. Each Qualifying Holder, by accepting delivery of this Supplemental Offering Memorandum, agrees to the foregoing and to make no photocopies of this Supplemental Offering Memorandum or any documents attached hereto.

No person has been authorized to give any information or to make any representations, other than those contained in the Offering Memorandum (as supplemented by this Supplemental Offering Memorandum) and, if given or made, such information or representation must not be relied upon as having been authorized by the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Trustee, the Existing Principal Paying Agent or the Dealer Manager.

None of the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Trustee, the Existing Principal Paying Agent and the Dealer Manager is making any recommendation that Existing Holders participate in the Exchange Offer or the Consent Fee Offer or refrain from doing so, and no one has been authorized by the Issuer, the Guarantor, the Exchange and Consent Agent, the Existing Trustee, the Existing Principal Paying Agent or the Dealer Manager to make any such recommendation. Existing Holders must make their own decision as to whether to participate in any of the Exchange Offer and the Consent Fee Offer and, if so, the principal amount of Existing Notes to be tendered in the Exchange Offer, if any, or for which voting instructions are to be delivered pursuant to the Consent Fee Offer.

Neither the Dealer Manager nor the Existing Trustee is responsible for the contents or accuracy of the information contained in this Supplemental Offering Memorandum, and neither the Dealer Manager nor the Existing Trustee is responsible for any omission of relevant information from this Supplemental Offering Memorandum. Neither the Dealer Manager nor the Existing Trustee has independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealer Manager, the Existing Trustee or any of their respective affiliates as to the accuracy or completeness of the information contained in this Supplemental Offering Memorandum (including any additional supplements to the Offering Memorandum) or any other information provided by the Issuer and/or the Guarantor in connection with the Exchange Offer, the Consent Fee Offer, the Proposed Amendments, the Exchange Notes or the Placement Notes. Each person receiving this Supplemental Offering Memorandum acknowledges that such person has not relied on the Dealer Manager or the Existing Trustee nor any person affiliated with the Dealer Manager or the Existing Trustee in connection with its investigation of the accuracy or completeness of such information or such person's investment decision.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B, OR RSA 421-B, OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The information contained herein is subject to completion or amendment. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Preliminary Offering Circular dated May 2, 2003

MEI EURO FINANCE LIMITED

(incorporated with limited liability under the laws of Mauritius)

US$● ●% Guaranteed Notes due 2010
unconditionally and irrevocably guaranteed by

PT MEDCO ENERGI INTERNASIONAL TBK

(incorporated with limited liability under the laws of the Republic of Indonesia)

Issue Price: ●%

The US$● ●% Guaranteed Notes due 2010 (the "Notes") to be issued by MEI Euro Finance Limited (the "Issuer") will bear interest from ●, 2003 (the "Issue Date") at the rate of ●% per annum payable semi-annually in arrear on ● and ● each year (each, an "Interest Payment Date") commencing on ●, 2003.

Payments on the Notes will be made in U.S. dollars without deduction for or on account of taxes imposed or levied by Mauritius or the Republic of Indonesia ("Indonesia") to the extent described under "Terms and Conditions of the Notes — Taxation". PT Medco Energi Internasional Tbk (the "Guarantor" or "Medco Energi") will unconditionally and irrevocably guarantee (the "Guarantee") the due and punctual payment of all amounts at any time becoming due and payable in respect of the Notes.

The Notes will mature on ●, 2010, but may be redeemed before then, in whole or in part, at the option of the Noteholder (as defined below), at a redemption price equal to the principal amount thereof, plus accrued interest to the redemption date (plus additional amounts due thereon, if any), on the Interest Payment Date falling on or about the fifth anniversary of the Issue Date. See "Terms and Conditions of the Notes — Redemption at the option of Noteholders". The Notes are subject to redemption in whole at their principal amount at the option of the Issuer at any time in the event of certain changes affecting taxation in Mauritius or Indonesia. See "Terms and Conditions of the Notes — Redemption for tax reasons".

Investing in the Notes involves certain risks. See "Risk Factors" beginning on page 11.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes are being offered and sold in the United States only to Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. See "Transfer Restrictions".

Application will be made to the Singapore Exchange Securities Trading Limited (the "SGX-ST") for permission to deal in and quotation for the Notes on the SGX-ST. Such permission will be granted when the Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions or reports contained in this Offering Circular. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Issuer, the Guarantor or the Notes. The Issuer has applied for the Notes to be designated for trading on the PORTAL Market of the National Association of Securities Dealers, Inc.

The Notes will be in the denomination of US$1,000 each or integral multiples thereof. The Notes will be traded on the SGX-ST in minimum board lot size of US$200,000 as long as any of the Notes remain listed on the SGX-ST.

The Notes have been rated B+ by Standard and Poor's Ratings Group, a division of McGraw-Hill Companies, Inc. ("Standard & Poor's"), and B3 by Moody's Investors Service, Inc. ("Moody's"). A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

It is expected that delivery of the Notes will be made in book-entry form through the facilities of the Depository Trust Company ("DTC"), Euroclear Banking S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("Clearstream") on or about ●, 2003.

Joint Bookrunner and Lead Manager

UBS Warburg


EXPLORATION, DEVELOPMENT AND PRODUCING BLOCKS OF THE COMPANY
Development and producing properties
Exploration properties
Bangkok
ASAHAN
BENGARA
SIMENGGARIS
SANGA SANGA
TARAKAN
SINGAPORE
KAMPAR
SS EXTENSION
RIMAU
LEMATANG
JAKARTA
MADURA
TUBAN
SENORO TOILI
ROMBEBAI
YAPEN
0
500
1000
KILOMETERS

TABLE OF CONTENTS

The Notes sold in reliance on Rule 144A ("Rule 144A") under the Securities Act will be represented by a global Note (the "Rule 144A Global Note") in fully registered form, without coupons, deposited on the Issue Date with JPMorgan Chase Bank as custodian for, and registered in the name of a nominee for, DTC. The Notes sold in offshore transactions in reliance on Regulation S ("Regulation S") under the Securities Act will be represented by a global Note (the "Regulation S Global Note") in fully registered form, without coupons, deposited with JPMorgan Chase Bank as common depositary for Euroclear and Clearstream and registered in the name of Chase Nominees Limited, as nominee for such common depositary. The Rule 144A Global Note and the Regulation S Global Note are together referred to herein as the "Global Notes". Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through records maintained by, DTC, Euroclear and Clearstream and their respective direct and indirect participants and accountholders. Except in the limited circumstances described herein, Notes represented by definitive certificates ("Definitive Notes") will not be issued in exchange for beneficial interests in the Global Notes. See "Description of the Notes while in Global Form — Book-entry; Delivery and Form", "— Global Notes" and "— Definitive Notes".

Each of the Issuer and the Guarantor accepts responsibility for the information contained in this Offering Circular. Having made all reasonable inquiries, each of the Issuer and the Guarantor confirms that this document contains all information with respect to the Issuer, the Guarantor, its subsidiaries and the Notes that is material in the context of the issue and offering of the Notes, and that the information in this Offering Circular is true and accurate in all material respects, that the opinions and intentions expressed in this Offering Circular are honestly held and are not misleading in any material respect, that neither the Issuer nor the Guarantor is aware of any other facts the omission of which in its reasonable opinion might make this document as a whole or any of such information or the expression of any such opinions or intentions materially misleading, and that all reasonable inquiries have been made by the Issuer and the Guarantor to verify the accuracy of such information. Where information contained in this Offering Circular includes extracts from summaries of information and data from various published and private sources, each of the Issuer and the Guarantor accepts responsibility for accurately reproducing such summaries and data but accepts no further or other responsibility in respect of such information.

This Offering Circular is confidential and has been prepared by the Issuer and the Guarantor solely for use in connection with the proposed private placement of the Notes described herein. Each of the Issuer, the Guarantor and the Joint Lead Managers reserve the right to reject any offer to purchase Notes, in whole or in part, for any reason. This Offering Circular is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the Notes. Except as required by the SGX-ST, any disclosure of any of the contents of this Offering Circular (other than the U.S. federal tax treatment and the tax structure of the transaction and all materials of any kind, including opinions or other U.S. federal tax analyses, relating to such tax treatment and tax structure), without the prior written consent of the Issuer and the Guarantor, is prohibited. Each prospective purchaser, by accepting delivery of this Offering Circular, agrees to the foregoing and to make no photocopies of this Offering Circular or any documents attached hereto.

The Notes have not been and will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This offering is being made in reliance on an exemption from registration under the Securities Act for an offer and sale of securities which does not involve a public offer. Each purchaser will be deemed to have made certain acknowledgments, representations and agreements as set forth under "Transfer Restrictions". Prospective purchasers are hereby notified that the seller may be relying on the exemption from the provision of Section 5 of the Securities Act provided by Rule 144A under the Securities Act. For a description of certain further restrictions on resale of the Notes, see "Transfer Restrictions".

Neither the U.S. Securities and Exchange Commission (the "Commission") nor any state securities commission in the United States has approved or disapproved of these securities or determined if this Offering Circular is truthful, complete or adequate. Any representation to the contrary is a criminal offense.

The distribution of this Offering Circular and the offer, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by each of the Issuer, the Guarantor and the Joint Lead Managers to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Notes or the distribution of this document (in preliminary or final form) in any jurisdiction where action would be required for such purposes. No representation or warranty, express or implied, is made as to the accuracy or completeness of the information set forth herein, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise or representation, whether as to the past or the future. None of the Joint Lead Managers, the Trustee, the Registrar, the Paying Agents and the Transfer Agents (each as defined below) has independently verified any of such information and assume no responsibility for its accuracy or completeness.

No person has been or is authorized to give any information or to make any representations concerning the Issuer, the Guarantor, its subsidiaries or the Notes other than those contained in this Offering Circular in connection with this offering, and if given or made, any such other information or representations should not be relied upon as having been authorized by the Issuer, the Guarantor or the Joint Lead Managers. Neither the delivery of this document nor any offering, sale or delivery made hereunder shall, under any circumstance, create any implication that the information contained herein is correct at any date subsequent to the date hereof. This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Guarantor or the Joint Lead Managers to subscribe for or purchase, any of the Notes, and may not be used for the purpose of an offer to or a solicitation by anyone, in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

The Joint Lead Managers, the Trustee, the Registrar, the Paying Agents and the Transfer Agents do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this Offering Circular. Each person receiving this Offering Circular acknowledges that such person has not relied on the Joint Lead Managers, the Trustee, the Registrar, the Paying Agents and the Transfer Agents or any person affiliated with any of them in connection with its investigation of the accuracy of such information or its investment decision. Each person contemplating making an investment in the Notes must make its own investigation and analysis of the creditworthiness of the Issuer and the Guarantor and its own determination of the suitability of any such investment, with particular reference to its own investment objectives and experience, and any other factors which may be relevant to it in connection with such investment. Each person should not construe the contents of this Offering Circular as legal, business or tax advice and should be aware that it may be required to bear the financial risks of an investment in the Notes for an indefinite period of time. Each person should consult its own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of a purchase of the Notes.

The Joint Lead Managers and their affiliates have performed and expect to perform in the future various financial advisory, investment banking and commercial banking services for the Issuer, the Guarantor and each of their affiliates.

This Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore and the Notes are offered by the Issuer pursuant to exemptions invoked under Sections 274 and 275 of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"). Accordingly, this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. A copy of this Offering Circular has been lodged with the Monetary Authority of Singapore as an information memorandum for the purpose of Section 275 of the SFA.

The Notes may not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not and will not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Neither this Offering Circular nor any other communication or document relating to the issue or sale of any Notes may be made or distributed otherwise than to (i) persons outside the United Kingdom; or (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001; or (iii) high net worth bodies corporate, unincorporated associations and partnerships and the trustees of high value trusts, as described in article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001. Persons within the United Kingdom who receive this communication (other than persons falling within (ii) and (iii) above) should not rely on or act upon the contents of this communication. All applicable provisions of the Financial Services Markets Act 2000 must be complied with respect to anything done in relation to the Notes in from or otherwise involving the United Kingdom.

This Offering Circular may only be distributed or passed on outside Indonesia to persons who are neither citizens of Indonesia (wherever located) nor residents in Indonesia. The Notes may not be offered or sold, directly or indirectly, in Indonesia in a manner which constitutes a public offering under the laws and regulations of Indonesia.

The Notes may not be offered or sold, directly or indirectly, in Mauritius or to any resident of Mauritius, except as permitted by applicable Mauritian law.

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-b, or RSA 421-b, of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-b is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

CERTAIN TERMS AND CONVENTIONS

Unless indicated otherwise, in this Offering Circular all references to (i) the "Issuer" are to MEI Euro Finance Limited, (ii) the "Guarantor" and "Medco Energi" are to PT Medco Energi Internasional Tbk, and (iii) the "Company" are to the Guarantor and its consolidated subsidiaries.

Certain terms used herein are defined in the "Glossary" contained elsewhere in this Offering Circular. All references herein to "Indonesia" are references to the Republic of Indonesia. References to the "United States" or "U.S." are to the United States of America. References herein to "US$", "$" or "U.S. dollars" are to United States dollars and references to "Rupiah" or "Rp." are to Indonesian Rupiah. Certain amounts (including percentage amounts) have been rounded for convenience; as a result, certain figures may not sum to total amounts or equal quotients.

The Company's financial statements are prepared using accounting principles, procedures and reporting practices generally accepted in Indonesia ("Indonesian GAAP") and are not intended to present the Company's financial condition, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions, including the United States, other than those in Indonesia. The material differences between Indonesian GAAP and generally accepted accounting principles in the United States ("U.S. GAAP") as applicable to the Company are discussed under the caption "Summary of Significant Differences between Indonesian GAAP and U.S. GAAP".

Indonesia's oil and gas resources are controlled by the government of Indonesia (the "Government"). A new oil and gas law was enacted in October 2001 (the "New Oil and Gas Law"). Prior to the enactment of the New Oil and Gas Law, the Indonesian state owned oil and gas company, Perusahaan Pertambangan Minyak dan Gas Bumi Negara ("Pertamina"), managed all of Indonesia's oil and gas resources on behalf of the Government. In most cases, Pertamina entered into production sharing arrangements with private sector energy companies entitling such private sector energy companies to a portion of the production from the fields in the applicable production sharing area. Under the New Oil and Gas Law, BPMigas, a non-profit Government-owned board, has replaced Pertamina as the Government party to all production sharing arrangements. Under the terms of the New Oil and Gas Law, on the establishment of BPMigas, all rights and obligations of Pertamina under production sharing arrangements were transferred to BPMigas. It is expected that a further instrument will be executed (currently expected to take place by mid-2003) to formally reflect the new Government party to such production sharing arrangements. Under the New Oil and Gas Law, Pertamina is to be converted into a limited liability operating company ("PT Pertamina Persero") and is to compete on an equal basis with other regulated oil and gas companies in Indonesia. PT Pertamina Persero will also be required to enter into a production sharing arrangement or other form of cooperation contract with BPMigas for continued explorations and exploitation of the fields retained by Pertamina.

The information on the Company's historical natural gas and oil reserves presented in this Offering Circular is based on estimates of such reserves underlying the properties in which the Company has an interest under production sharing arrangements with BPMigas. Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and Government regulations. Proved plus probable reserves are proved reserves plus those reserves that are unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Gross reserves are reserves attributable to the Company's effective interest prior to deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement. Net reserves are reserves attributable to the Company's effective interest, after deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement. In each case, the Company's effective interest is given after taking into account any dilution due to ownership through subsidiaries which are less than wholly owned, directly or indirectly, by Medco Energi. Unless otherwise indicated, all oil and gas reserve data of the Company included herein has been derived from the reserve certifications of Gaffney, Cline & Associates (Consultants) Pte Ltd (together, the "GCA Report"), independent petroleum engineering consultants, which excludes the reserves of the Tuban and Lematang blocks acquired by the Company in 2002. The GCA Report is contained elsewhere in this Offering Circular. All BPMigas interests shown herein, other than working interests and income and revenue taxes, are considered to be Government take. Unless otherwise indicated or in the case of oil prices, references to "crude oil" or "oil" include condensate. Natural gas equivalents and crude oil equivalents are determined using the ratio of 5.85 Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

AVAILABLE INFORMATION

For so long as Notes remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act, the Issuer and the Guarantor will furnish, upon the request of any holder of such Notes, such information as is specified in paragraph (d)(4) of Rule 144A under the Securities Act, to such holder or beneficial owner or to a prospective purchaser of such Note or interest therein who is a "qualified institutional buyer" within the meaning of Rule 144A, in order to permit compliance by such holder or beneficial owner with Rule 144A in connection with the resale of such Note or beneficial interest therein in reliance on Rule 144A unless, at the time of such request, the Issuer and the Guarantor are subject to the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), or are included in the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act (and therefore is required to furnish the Commission certain information pursuant to Rule 12g3-2(b) under the Exchange Act). At the date of this Offering Circular, neither the Issuer nor the Guarantor was included on the list of foreign private issuers that claim exemption from registration under Rule 12g3-2(b).

ENFORCEMENT

Enforcement of Foreign Judgments in Indonesia and Mauritius

The Issuer is incorporated in Mauritius and the Guarantor is incorporated in Indonesia. All of the Issuer's and all of the Guarantor's commissioners, directors and executive officers (and certain experts named in this Offering Circular) reside outside the United States, and all or a substantial portion of the assets of the Issuer, the Guarantor and such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon such persons within the United States, or to enforce against the Issuer, the Guarantor or such persons in U.S. courts judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

The Guarantor has been advised by its Indonesian counsel, Ery Yunasri & Partners, that judgments of United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States, are not enforceable in Indonesian courts and that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States. Indonesian counsel has also advised the Guarantor that a judgment of a foreign (non-Indonesian) court will not be enforceable by the courts of Indonesia, although such a judgment could be admissible as evidence in a proceeding on the underlying claim in an Indonesian court. Re-examination of the underlying claim de novo would be required before the Indonesian court.

The Issuer has been advised by its Mauritian legal counsel, Juristconsult Chambers, that the United States and Mauritius do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in Mauritius. However, the party in whose favor such final judgment is rendered may bring exequatur proceedings to render the U.S. judgment executory before the Supreme Court based on a final judgment that has been obtained in the United States. If and to the extent the Mauritian court were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment that has been rendered in the United States unless such judgment contravened principles of public policy of Mauritius. In addition, there is doubt as to whether a court in Mauritius would enter judgment in original actions predicated solely upon the federal securities laws of the United States.

Each of the Issuer and the Guarantor will designate CT Corporation System as its agent for service of process in the United States with respect to the Notes, the Guarantee and the Trust Deed (as defined below).

Enforcement of the Guarantee in Indonesia

Pursuant to Presidential Decree No. 56/1998, the Guarantor is required to file particulars of its offshore borrowings (including copies of the Guarantee) with Bank Indonesia, which must include information on the total outstanding principal and interest, the complete terms of the borrowing (including the terms of the loan and the grace period, the interest rate, other costs and the purpose of the borrowing), as well as the names of the creditors. The provisions and procedures are set forth in Bank Indonesia's Decree No. 31/5/KEP/DIR. A monthly activity report, due no later than the 15th day of the following month, must thereafter be submitted to Bank Indonesia, and new offshore borrowings or changes in the terms of the borrowing must be filed within 14 days from the date of signing of the new agreement or amendments to the existing agreement. The Guarantor will undertake in the Guarantee to comply with all such requirements in respect of the Guarantee. At present there are conflicting Indonesian Supreme Court decisions on the question of whether such reporting requirements are administrative requirements only or whether they will affect the validity or enforceability of the Guarantee. Failure to report to Bank Indonesia and the Minister of Finance is punishable by a fine equal to 0.1% of the borrowing and an additional Rp.500,000 penalty for each week past the deadline for submission of the relevant reports. Indonesian counsel to the Guarantor, Ery Yunasri & Partners, has advised the Guarantor that in its opinion, failure to make such filing and quarterly reports with Bank Indonesia is an administrative matter only and will not invalidate the obligations of the Guarantor under the Guarantee.

It is well-established under Indonesian law that a guarantor may waive its right to require the obligee to exhaust its legal remedies against the obligor on a guaranteed obligation prior to the obligee exercising its rights under the related guarantee, and that such waiver is enforceable against the guarantor. The Guarantee contains a waiver of such obligation. In one recent case in Indonesia, however, the district court imposed a condition precedent to the enforcement of a guarantee that the obligee prove that all available legal remedies against the obligor had, in fact, been exhausted. Although the appellate court reversed this decision, the case has been appealed to the Supreme Court of Indonesia. The decision remains on appeal and there can be no assurance that the Supreme Court will not reverse the appellate court in the instant case. In any event, because prior decisions are not binding precedent in Indonesia at any level of the judicial hierarchy, there can be no assurance that a future court might not impose a similar obligation on the Noteholders (notwithstanding the waiver of such obligation in the Guarantee).

FORWARD LOOKING STATEMENTS AND ASSOCIATED RISKS

This Offering Circular contains words such as "believe", "plan", "expect" and "anticipate" and similar expressions that constitute "forward looking statements". Specifically, statements under the captions "Offering Circular Summary — The Company", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Risk Factors" and "Business of the Company" relating to the following matters may include forward looking statements:

- the expected results of exploration, development, production and drilling activities, the ability to extract oil and gas and related capital expenditures and investments,
- the anticipated demand and selling prices for, and ability to extract, oil and gas,
- environmental compliance and remediation,
- the anticipated demand for petroleum products and petrochemicals and related capital expenditures and investments,
- future capital expenditures and investments in general,
- the ability of the Company to be and remain competitive,
- the Company's financial position, business strategy and budgets and projected financial and operating data and plans and objectives of management for future operations,
- the Company's reserve estimates and classification of reserves,
- generation of future receivables, and
- sales to customers.

Such statements are subject to certain risks and uncertainties, including:

- economic, social and political conditions in Indonesia and other countries in which the Company transacts business,
- increases in regulatory burdens in Indonesia and such countries, including environmental regulations and compliance costs,
- changes in the Company's relationship with the Government, BPMigas, Pertamina and/or regional government authorities in Indonesia,
- changes in import or export controls, duties, levies or taxes, either in international markets or in Indonesia.

In addition, the expectations of the management of the Company with respect to exploration activities, whether conducted by any subsidiary or affiliate of the Company, or any of their suppliers, are subject to risks arising from the inherent difficulty of predicting the presence, yield or quality of oil and gas deposits, as well as unknown or unforeseen difficulties in extracting, transporting or processing any oil and gas found, or doing so on an economic basis.

Should one or more of these uncertainties or risks, among others, materialize, actual results may vary materially from those estimated, anticipated or projected. Specifically, but without limitation, capital costs could increase, projects could be delayed, and anticipated improvements in production, capacity or performance might not be fully realized. Although the Company believes that the expectations of its management as reflected by such forward looking statements are reasonable based on information currently available to it, no assurances can be given that such expectations will prove to have been correct. Accordingly, prospective purchasers are cautioned not to place undue reliance on forward looking statements. In any event, these statements speak only as of their dates, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

The Company publishes its financial statements in accordance with generally accepted accounting principles in Indonesia ("Indonesian GAAP"). Effective January 1, 2002, the Company changed its reporting currency from Rupiah to U.S. dollars based on Statement of Financial Accounting Standards PSAK No. 52, "Reporting Currency" ("PSAK 52"), which establishes the accounting standards for Indonesian companies that use a currency other than Rupiah as their reporting and recording currency. The Company has selected the U.S. dollar as its functional currency based on sales price, cash flows and expense indicators required by PSAK 52. Accordingly, effective January 1, 2002, the Company maintains its books of accounts and presents its financial statements in U.S. dollars. Previously, the Company maintained its books of accounts and presented its financial statements in Rupiah. This change has been approved by the Minister of Finance of Indonesia in his decree No. MEI-641/PJ.42/2001 dated October 19, 2001. For comparative purposes, the consolidated financial statements of the Company for the years ended December 31, 2000 and 2001 have been remeasured and restated in U.S. dollars using the bases described under "Management's Discussion and Analysis of Financial Condition and Results of Operation — Significant Accounting Standards".

Prior to August 14, 1997, Bank Indonesia maintained the value of the Rupiah based on a basket of currencies of Indonesia's main trading partners. In July 1997, the exchange rate band was widened, and on August 14, 1997, Bank Indonesia announced that it would no longer intervene to maintain the exchange rate at any pre-determined level, if at all.

The following table shows the exchange rate of Rupiah for U.S. dollars based on the middle exchange rates for the periods indicated. The Rupiah middle exchange rate is calculated based on Bank Indonesia buying and selling rates. No representations are made that the Rupiah or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Rupiah, as the case may be, at any particular rate or at all.

	At period end	Average[(1)]	High[(2)]	Low[(2)]
	(Rp. per US$1.00)			
1997	4,650	2,952	4,650	2,396
1998	8,025	9,875	14,900	7,300
1999	7,100	7,809	8,950	6,726
2000	9,595	8,505	9,750	6,850
2001	10,400	10,265	11,675	8,865
2002	8,940	9,261	10,320	8,730
2003 (through 24 April)	8,718	8,892	9,120	8,665

(1) The average of the middle exchange rate announced by Bank Indonesia on the last business day of each month during the period, other than 2003 data, which is a daily average.

(2) The high and low amounts are determined based upon the month-end middle exchange rate announced by Bank Indonesia, other than 2003 data, which is based on daily rates.

Source: Bank Indonesia

OFFERING CIRCULAR SUMMARY

The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Offering Circular. Certain oil and gas and other terms are defined under "Glossary". Prospective purchasers should carefully consider the information set forth in "Risk Factors".

The Company

The Company is one of the largest private sector oil and gas companies in Indonesia, where it is engaged in oil and gas exploration and production, onshore and offshore contract drilling and methanol production. As of January 1, 2003, the Company's estimated gross proved reserves of 168.0 MMBOE consisted of 146.8 MMBbls of oil and condensate and 124.0 Bcf of natural gas. As of January 1, 2003, the Company's estimated gross proved plus probable reserves of 513.7 MMBOE consisted of 232.4 MMBbls of oil and condensate and 1,645.5 Bcf of natural gas. For the year 2002, the Company produced approximately 31 MMBbls of oil and condensate and approximately 24 Bcf of natural gas, which places the Company as the third largest crude oil producer by volume in Indonesia. The reserve data set forth above excludes the Company's interest in two fields acquired in 2002.

For the year ended December 31, 2002, the Company had revenues of US$420.7 million and EBITDA of US$218.2 million.

The Company has the right to explore for and produce oil and gas over 43,222 square kilometers in Indonesia under production sharing arrangements with BPMigas, Indonesia's national upstream oil and gas regulator. Under these production sharing arrangements, the Company is entitled to recover its costs and earn an agreed after-tax profit share out of production once the relevant block is declared commercially exploitable by BPMigas. See "Industry — Production Sharing Arrangements". The Company currently produces crude oil and natural gas from 565 wells in four properties located in Sumatra and Kalimantan in Indonesia. Oil and gas production accounted for 80.1% of the Company's net sales and operating revenues and 91.1% of its EBITDA in 2002.

The Company was established in 1980 as an Indonesian drilling contractor and has grown substantially since becoming an exploration and production company in 1992. In particular, it expanded its exploration and production activities with its acquisition of an interest in the Rimau block in 1995. This acquisition was followed by the subsequent discovery of the Kaji and Semoga fields in the Rimau block in 1996. Since 2000, the Company has acquired interests in eight additional blocks, two of which are currently producing, with the remainder under exploration and development. As a result, the Company has grown its oil and gas production from approximately 17,500 Bbls/d and 48 MMcf/d in 1996 to approximately 86,700 Bbls/d and 66 MMcf/d in 2002.

The Company owns a fleet of 11 onshore drilling rigs and five offshore drilling rigs to provide contract drilling services to oil and gas companies, mainly in Indonesia. The Company's offshore rigs include four submersible barge rigs and one jack-up rig. The contract drilling operations of the Company are conducted by PT Apexindo Pratama Duta Tbk ("Apexindo"), which is 77.5% owned by Medco Energi and whose shares were listed on the Jakarta Stock Exchange in July 2002. Contract drilling accounted for 12.6% of the Company's net sales and operating revenues in 2002.

As part of the Company's strategy of creating new markets for its natural gas reserves, the Company assumed the operation of the Bunyu methanol plant in East Kalimantan in April 1997. In 2002, the Company delivered approximately 21 MMcf/d of gas to the plant from its Tarakan field under a 10-year contract with Pertamina expiring in 2007. Methanol production accounted for 7.3% of the Company's net sales and operating revenues in 2002.

Business Strengths

The Company believes its key business strengths are as follows:

- **U.S. dollar revenue from international offtakers.** Substantially all of the Company's oil and gas sales contracts and drilling contracts are denominated in U.S. dollars, providing the Company with protection against any significant depreciation in the value of the Rupiah against the U.S. dollar. For the past three years, substantially all of the Company's revenues were denominated in U.S. dollars and approximately 58% of the Company's net oil entitlement was sold to international buyers.

- **Quality reserve portfolio of producing and development assets.** The Company's high quality production blocks have enabled the Company to rapidly commercialize exploration successes into producing blocks. As of January 1, 2003, approximately 87% of the Company's gross proved oil and gas reserves were developed with established production profiles. In addition, the Company's probable natural gas reserves offer significant development potential. As of January 1, 2003, approximately 28% of the Company's gross proved plus probable oil and gas reserves were developed.

- **Competitive cost structure.** The Company believes that it has on average one of the lowest finding and development costs, and one of the lowest operation and production costs, among oil and gas operators in Indonesia. For 2002, the Company's lifting cost was US$2.89 per BOE. Its average finding and development cost for the three-year period ended December 31, 2002 was US$2.69 per BOE.

- **Historically successful acquisition and development strategy.** The Rimau block, acquired in 1995, was successfully explored, developed and producing within 18 months of acquisition and has provided the Company with substantial production growth. Since 2000, the Company has acquired interests in nine additional blocks, two of which are currently producing, with the remainder under exploration and development. Of these exploration and development properties, the largest block measured by reserves is Senoro-Toili, which had gross probable oil and gas reserves of 252.0 MMBOE as at January 1, 2003.

- **Strategic relationship with PTTEP.** The Company expects to benefit from PTTEP's investment in the Company and the strategic relationship that they have formed, together with the complementary nature of their strengths and competencies. Since PTTEP's investment, senior PTTEP personnel have been assisting the Company in areas such as corporate planning and finance, as well as providing the Company with technical guidance and knowledge.

- **Domestic operator with experienced management team.** Members of the Company's senior management team have more than 20 years' experience in oil and gas exploration, production and contract drilling. As an entrepreneurial Indonesian operator benefitting from local knowledge, a competitive cost structure and good relations with the Government and the oil and gas community, the Company believes it has an advantage in competing for new blocks and bidding out drilling contracts over other oil and gas companies operating in Indonesia, as well as for developing markets for its natural gas.

Business Strategy

The principal components of the Company's strategy are as follows:

- Replace and add reserves through exploration and acquisitions.
- Develop new markets for uncommitted natural gas.
- Maintain financial flexibility and a prudent financial structure.
- Continue to foster support from local communities through the implementation of development and social programs.
- Continue to improve corporate governance standards.

Medco Energi's registered and principal executive office is located at 16th Floor, Graha Niaga, Jl. Jend. Sudirman Kav. 58, Jakarta 12190, Indonesia.

The Offering

Issuer	MEI Euro Finance Limited.
Guarantor	PT Medco Energi Internasional Tbk.
The Issue	US$• aggregate principal amount of •% Guaranteed Notes due 2010.
Issue Price	•% of the principal amount of the Notes.
Guarantee	Payment of principal, interest and any additional amounts on the Notes is irrevocably and unconditionally guaranteed by the Guarantor.
Issue Date	•, 2003
Maturity Date	•, 2010.
Redemption at the option of the Noteholder	The Notes may be redeemed, in whole or in part, at the option of the Noteholder, at a redemption price equal to the principal amount thereof, plus accrued interest to the redemption date (plus additional amounts due thereon, if any), on the Interest Payment Date falling on or about the fifth anniversary of the Issue Date.
Interest	The Notes will bear interest from the Issue Date at the rate of •% per annum and will be payable semi-annually in arrear on • and • of each year.
Denomination	The Notes will be in the denomination of US$1,000 each or integral multiples thereof. The Notes will be traded on the SGX-ST in minimum board lot size of US$200,000 as long as any of the Notes remain listed on the SGX-ST.
Withholding taxes	Payment of principal of, and interest on, the Notes and any additional amounts on the Notes will be made by the Issuer through JPMorgan Chase Bank, London Branch as principal paying agent in immediately available funds. All payments in respect of the Notes and the Guarantee shall be made free and clear of, and without withholding or deduction for Mauritius or Indonesian taxes. In the event that the Issuer or the Guarantor is required by law to deduct or withhold Mauritius or Indonesian taxes, the Issuer or the Guarantor, as the case may be, will pay additional amounts (subject to certain exceptions) in respect of such withholding tax on such payments.
Ranking	The Notes constitute direct, general and unconditional obligations of the Issuer which will at all times rank *pari passu* and without any preference among themselves and at least *pari passu* with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The Guarantee of the Notes constitutes direct, general and unconditional obligations of the Guarantor which will at all times rank at least *pari passu* and without any preference with all other present and future unsecured obligations of the Guarantor, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The Notes and the Guarantee will be effectively subordinated to any other secured obligations of the Issuer and the Guarantor to the extent of the assets serving as security therefor and to all obligations of subsidiaries of the Guarantor with respect to the assets of such subsidiaries.

Optional Tax Redemption.	Subject to certain exceptions and as more fully described herein, the Notes may be redeemed, in whole but not in part, at the option of the Issuer, at a redemption price equal to the principal amount thereof, plus accrued interest to the redemption date (plus additional amounts due thereon, if any) if, as a result of certain changes in the laws, treaties, regulations or rulings (or the application or interpretation thereof) affecting Mauritian or Indonesian taxes, the Issuer or the Guarantor would be required to pay certain additional amounts.
Certain Covenants	The Issuer and the Guarantor have agreed in the Notes and the Conditions related thereto to observe certain covenants, including, among other things, covenants as to maintenance of certain financial ratios; incurrence of additional debt; grant of security interests; payment of dividends; mergers, acquisitions and disposals and certain other covenants.
Events of Default.	Certain events will permit acceleration of the principal of the Notes (together with all interest and additional amounts accrued and unpaid thereon). These events include default with respect to the payment of principal of, or interest or additional amounts on, the Notes.
Use of Proceeds.	The Issuer will lend the net proceeds from the sale of the Notes to the Guarantor. The Guarantor intends to use the net proceeds of the issue of the Notes, expected to be approximately US$● after deduction of fees and commissions but prior to deduction of expenses incurred in connection with the issue of the Notes, to finance its exploration, development and production activities in Indonesia as well as for acquisitions of oil and gas reserves, as additional working capital for its exploration, development and production business and for other general corporate purposes relating directly to its exploration, development and production business.
Book-entry; Delivery and form	Notes sold in reliance on Rule 144A will be represented by a Rule 144A Global Note in fully registered form without interest coupons deposited with JPMorgan Chase Bank as custodian for, and registered in the name of a nominee for, DTC. Notes sold in offshore transactions in reliance on Regulation S will be represented by a Regulation S Global Note in fully registered form without interest coupons deposited with JPMorgan Chase Bank as common depositary for Euroclear and Clearstream and registered in the name of Chase Nominees Limited, as nominee for such common depositary.
Listing and Trading	Application will be made to the SGX-ST for permission to deal in and quotation for the Notes on the SGX-ST. Such permission will be granted when the Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions or reports contained in this Offering Circular. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Issuer, the Guarantor or the Notes. The Issuer will apply for the Notes to be designated for trading on the PORTAL Market of the National Association of Securities Dealers, Inc.

Principal Paying Agent, Principal Transfer Agent and Registrar	JPMorgan Chase Bank, London Branch, will act as the principal paying agent (the "Principal Paying Agent"), the principal transfer agent (the "Principal Transfer Agent") and the registrar (the "Registrar") under the agency agreement (the "Agency Agreement") to be executed between, among others, the Issuer, the Guarantor and the Principal Paying Agent.
Singapore Paying Agent	JPMorgan Chase Bank, Singapore Branch, will act as the paying agent in Singapore (and together with the Principal Paying Agent, the "Paying Agents"), under the Agency Agreement.
Transfer Agent	JPMorgan Chase Bank will act as the transfer agent in New York (and together with the Principal Transfer Agent, the "Transfer Agents"), under the Agency Agreement.
Trustee	J.P. Morgan Corporate Trustee Services Limited will act as the trustee (the "Trustee") under the trust deed (the "Trust Deed") to be executed between the Issuer, the Guarantor and the Trustee.
Governing law	The Conditions and the Notes will be governed by, and construed in accordance with, the laws of England.
Ratings	The Notes have been rated B+ by Standard & Poor's and B3 by Moody's. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Concurrent Exchange and Consent Fee Offer	The Issuer is offering (the "Exchange Offer") Fixed Rate Guaranteed Notes due 2010 (the "Exchange Notes") to be issued by the Issuer and guaranteed by the Guarantor in exchange for 10.00% Guaranteed Notes due 2007 (the "Existing Notes") issued by the Issuer and guaranteed by the Guarantor on March 19, 2002. Holders of Existing Notes who wish to participate in the Exchange Offer must deliver voting instructions in relation to their Existing Notes tendered in favor of an Extraordinary Resolution of holders of Existing Notes (the "Amending Resolution") implementing certain amendments to the terms and conditions of the Existing Notes. The Exchange Notes will rank *pari passu* and form a single series with the Notes. The Issuer is also offering (the "Consent Fee Offer") to pay a fee (the "Consent Fee") to holders of Existing Notes who vote in favor of the Amending Resolution. The Exchange Offer, the Consent Fee Offer and the issue of the Notes are conditional upon, among other things, the Amending Resolution having been duly passed at the meeting of Holders of Existing Notes. Subject to the fulfilment of the conditions precedent thereto, the Exchange Offer and the Consent Fee Offer are expected to be consummated on or before the Issue Date. See "Concurrent Exchange Offer and Consent Fee Offer".
Risk Factors	Investment in the Notes involves risks which are described in the "Risk Factors" section of this Offering Circular.

Summary Historical Consolidated Financial Data

The following tables set forth certain summary historical consolidated financial data for the Company as of the dates and for each of the periods indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2000, 2001 and 2002 has been derived from the consolidated financial statements of the Company audited by Hans Tuanakotta & Mustofa (a member of Deloitte Touche Tohmatsu), independent auditors. The Company's consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See "Summary of Significant Differences between Indonesian GAAP and U.S. GAAP" and "Risk Factors — Risks Relating to the Company — Indonesian corporate and other disclosure and accounting standards differ from those in the United States, countries in the European Union and other jurisdictions". The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the consolidated financial statements of the Company and the notes thereto included elsewhere in this Offering Circular. Effective January 1, 2002, the Company changed its reporting currency from Rupiah to U.S. dollars based on PSAK 52, which establishes the accounting standards for Indonesian companies that use a currency other than Rupiah as their reporting and recording currency. Previously, the Company maintained its books of accounts and presented its consolidated financial statements in Rupiah. For comparative purposes, the consolidated financial statements of the Company for the years ended December 31, 2000 and 2001 have been remeasured and restated in U.S. dollars using the bases described under "Management's Discussion and Analysis of Financial Condition and Results of Operation — Significant Accounting Standards".

	Year ended December 31,		
	2002	2001 (As restated)	2000 (As restated)
	(US$ in thousands, except where otherwise indicated)		
Consolidated statement of income data:			
Net sales and operating revenues:			
Oil and gas sales	337,046	299,596	286,064
Drilling operations	52,896	56,863	42,753
Methanol sales	30,776	28,390	21,025
Total net sales and operating revenues	420,718	384,849	349,842
Cost of sales and direct expenses	211,840	158,776	151,535
Gross profit	208,878	226,073	198,307
Operating expenses:			
General and administrative	46,432	29,311	33,117
Selling	1,128	3,111	1,618
Total operating expenses	47,560	32,422	34,735
Income from operations	161,318	193,651	163,572
Other income (charges):			
Gain on insurance claim	5,574	—	—
Interest income	1,572	2,455	1,429
Gain on sale of property and equipment	79	1,602	50
Provision for doubtful accounts	—	(34,509)	(32,211)
Gain/(loss) on foreign exchange — net	1,688	3,347	(1,806)
Interest expense	(8,094)	(1,612)	(5,362)
Equity in net loss of associated companies	(1,062)	(240)	(91)
Loss on resale of notes payable	(141)	—	—
Others — net	1,856	1,056	1,155
Total other income (charges)	1,472	(27,901)	(36,835)
Income before tax	162,790	165,750	126,737
Tax benefit (expense):			
Current tax	(73,712)	(82,259)	(80,289)
Deferred tax	(5,647)	(4,786)	4,360
Total tax expense	(79,359)	(87,045)	(75,929)
Extraordinary item	—	219	9,938
Income before minority interests	83,431	78,924	60,746
Minority interest	707	(732)	228
Net income	84,138	78,192	60,974

	2002	2001 (As restated)	2000 (As restated)
	Year ended December 31,		
	(US$ in thousands, except where otherwise indicated)		
Consolidated balance sheet data:			
Assets:			
Current assets	244,207	175,831	172,205
Non-current assets	508,845	372,957	336,508
Total assets	753,052	548,788	508,713
Liabilities:			
Current liabilities	118,670	60,106	60,335
Non-current liabilities	116,282	21,648	38,016
Total liabilities	234,952	81,754	98,351
Negative goodwill	6,416	5,547	5,949
Minority interests	27,126	17,416	12,428
Equity	484,558	444,072	391,985
Total liabilities and equity	753,052	548,788	508,713
Other financial data:			
Gross profit margin	49.6%	58.7%	56.7%
EBITDA(1)	218,161	231,868	196,425
EBITDA margin(2)	51.9%	60.0%	56.1%
EBITDA/interest(3)	27.0x	143.8x	36.6x

(1) EBITDA means earnings before interest, taxes, depletion, depreciation, amortization gain or loss on foreign exchange and other non-cash charges as calculated under Indonesian GAAP. EBITDA is not a standard measure under Indonesian GAAP. EBITDA is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered in isolation or construed as an alternative to cash flows, earnings or any other measure of performance or as an indicator of the Company's operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA fails to account for taxes, interest expense and other non-operating cash expenses. In evaluating EBITDA, the Company believes that investors should consider, among other things, the components of EBITDA such as revenues and operating expenses and the amount by which EBITDA exceeds capital expenditures and other charges. The Company has included EBITDA because management believes it is a useful supplement to cash flow data as a measure of the Company's performance and its ability to generate cash from operations to cover debt service and taxes. EBITDA presented herein may not be comparable to similarly titled measures presented by other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the effect of Indonesian taxes on the Company's results of operations.

(2) EBITDA divided by total net sales and operating revenues.

(3) EBITDA divided by gross interest expense, including capitalized interest, expressed as a ratio.

The Company expects that its consolidated results for the three months ended March 31, 2003 will be affected by the events described under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments".

Summary Operating and Reserve Data

The table below sets forth the Company's gross production, net entitlement and certain other operating data for the years ended December 31, 2000, 2001 and 2002. Gross production represents the sum of the oil and gas production from each of the Company's blocks multiplied by the Company's effective interest in such block. Gross production is then shared between the Company and the Government pursuant to the terms of the relevant production sharing arrangement. The Company's net entitlement in a given year represents its share of gross production after deducting the share payable to the Government pursuant to the terms of the relevant production sharing arrangement. For a more complete description of the mechanism for sharing gross production between the Company and the Government, refer to "Industry — Production Sharing Arrangements — PSCs".

	Year ended December 31,		
	2002	2001	2000
Gross production:(1)			
Oil and condensate (MBbls/d)	86.7	81.9	66.7
Natural gas (MMcf/d)(2)	66.5	78.6	69.2
Total (MBOE/d)	98.1	95.3	78.5
Net entitlement:(1)			
Oil and condensate (MBbls/d)	33.5	31.0	25.0
Natural gas (MMcf/d)(2)	48.7	52.6	44.0
Total (MBOE/d)	41.9	40.0	32.5
Lifting cost:			
Oil, condensate and natural gas (US$ per BOE)	2.89	2.05	2.14
Three year average finding and development cost:(3)			
Oil, condensate and natural gas (US$ per BOE)	2.69	1.24	1.28
Three year average finding, development and acquisition cost:(4)			
Oil, condensate and natural gas (US$ per BOE)	3.69	1.56	1.45
Average realized sales price:(5)			
Oil and condensate (US$ per Bbl)	25.30	23.91	28.84
Natural gas (US$ per MCF)	1.53	1.49	1.44

(1) Includes production at the Tuban and Lematang blocks since their acquisition in 2002.

(2) Sales of gas only.

(3) Total costs incurred for exploration and development in the relevant year plus the costs incurred in the previous two years, divided by the sum of gross proved reserve additions, extensions and revisions for all three years. Such gross proved reserve amounts include Company estimates for the Tuban block, which are not included in the GCA Report.

(4) Total costs incurred for exploration, development and acquisitions in the relevant year plus the costs incurred in the previous two years, divided by the sum of gross proved reserve additions, extensions, revisions and acquisitions for all three years. Such gross proved reserve amounts include Company estimates for the Tuban block, which are not included in the GCA Report.

(5) Represents revenues for the year divided by aggregate net entitlement for the year.

The following table summarizes the Company's gross and net proved, and gross proved and probable, oil and gas reserves as of the dates indicated. This reserve data has been derived from the estimates of the Company's gross and net proved, and gross probable, reserves as of January 1, 2001, 2002 and 2003 included in the GCA Report. In preparing their report, GCA utilized generally accepted petroleum engineering principles and definitions applicable to the proved and probable reserve categories and subclassifications promulgated by the Society of Petroleum Engineers. The GCA Report is included elsewhere in this Offering Circular. Estimated quantities of gas reserves represent expected sales, after deductions for plant fuel flaring and shrinkage. Prior to 2002 year-end reserve estimates, the Company utilized its own reserve estimates for accounting purposes. See "Business of the Company — Reserves" and "— Description of the Properties".

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and Government regulations. Proved plus probable reserves are proved reserves plus those reserves that are unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Gross reserves are reserves attributable to the Company's effective interest prior to deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement. Net reserves are reserves attributable to the Company's effective interest, after deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement.

	As of January 1,		
	2003	**2002**	**2001**
Gross proved reserves:			
Oil and condensate (MMBbls)	146.8	159.9	179.5
Natural gas (Bcf)	124.0	101.7	137.2
Total (MMBOE)	168.0	177.3	202.9
Net proved reserves:			
Oil and condensate (MMBbls)	47.4	76.4	29.1
Natural gas (Bcf)	82.2	63.3	67.2
Total (MMBOE)	61.4	87.2	40.6
Gross proved plus probable reserves:			
Oil and condensate (MMBbls)	232.4	363.1	225.7
Natural gas (Bcf)	1,645.5	1,829.8	706.1
Total (MMBOE)	513.7	675.9	346.4
Oil reserves developed (%):			
Gross proved	89%	90%	99%
Gross proved plus probable	56%	40%	79%
Gas reserves developed (%):			
Gross proved	71%	79%	82%
Gross proved plus probable	5%	4%	16%
Proved reserve life index (in years):(1)	4.8x	5.1x	7.1x
Proved plus probable reserve life index (in years):(2)	14.6x	19.6x	12.1x

(1) Prior year-end gross proved reserves divided by prior year gross production.
(2) Prior year-end gross proved plus probable reserves divided by prior year gross production.

In addition to the reserve estimates certified in the GCA Report and set forth above, the Company has additional reserves in the Tuban and Lematang blocks acquired in 2002. As of January 1, 2003, the gross proved reserves for the Tuban block were estimated by the Company at 4.9 MMBbls of oil and the gross probable reserves for the Lematang Block were estimated by the Company at 147.8 Bcf of gas. The Company's reserve estimates for the Tuban and Lematang blocks are based on reserve data certified by other independent petroleum engineering consultants as of January 1, 2002 for the Tuban block (after deduction of production from January 1, 2002 to December 31, 2002) and December 17, 2000 for the Lematang block (where production since the reserve certification has been minimal).

See "Risk Factors — The oil and gas reserve data in this Offering Circular are only estimates and the Company's actual production, revenue and expenditure with respect to its reserves may differ from such estimates" and "— Probable reserve estimates in this Offering Circular are of a higher risk and are generally believed to be less likely to be recovered than proved reserves" and "Business of the Company — Reserves" and "— Description of the Properties".

RISK FACTORS

Prospective purchasers of the Notes should carefully consider the risk factors set forth below, as well as the other information contained in this Offering Circular. The risks described below are not the only ones that may affect the Company or the Notes. In general, investing in securities of issuers or guarantors in emerging market countries such as Indonesia involves risks not typically associated with investing in the securities of companies in countries with more developed economies. To the extent it relates to the Government or Indonesian macroeconomic data, the following information has been extracted from official Government publications or other third party sources and has not been independently verified by the Company.

Risks Relating to Indonesia

Substantially all of the Company's assets and operations are located in Indonesia. The Company may be adversely affected by changes in Government policies, social instability or other political, economic, legal, regulatory or international developments in or affecting Indonesia which are not within the control of the Company, including those set forth below.

Political and social risks affecting the Company

The Company's business is affected by various actions that may be undertaken by the Government, including, without limitation, a change in crude oil or natural gas pricing policy, responses to war and terrorist acts, renegotiation or nullification of existing concessions and contracts, a change in taxation, the imposition of foreign exchange restrictions and responses to international developments.

Indonesia has from time to time experienced incidents of labor, political and ethnic disturbances. A number of political and ethnic disturbances have occurred during the past five years in both large urban areas as well as more remote areas demanding regional autonomy. There can be no assurance that further tensions will not surface or that future disturbances will not materially and adversely affect the Company.

Changes in Government and Government policies may have a direct impact on the Company's business and the market price of the Notes

Indonesia in recent years has experienced political instability. As economic conditions in Indonesia worsened in 1998, many cities, including Jakarta, experienced rioting, unrest and destruction of property. This instability led to the resignation of President Suharto in May 1998. Promptly thereafter, Vice President Baharuddin Jusuf Habibie was sworn in as President and called for reforms and parliamentary elections to be held in October 1999. Prior to and during the presidential and parliamentary elections, there was significant social unrest that resulted in additional rioting, unrest and destruction of property. Following the elections, the People's Consultative Assembly, Majelis Permusyawaratan Rakyat, or MPR, selected Abdurrahman Wahid as President and Megawati Sukarnoputri as Vice President. In February 2001, a committee of the Indonesian parliament, the People's Representative Council, Dewan Perwakilan Rakyat, or DPR, alleged that President Wahid was involved in instances of corruption. In July 2001, the MPR voted to impeach President Wahid and elect Megawati Sukarnoputri in his place. Past political instability has caused confidence in the Indonesian economy to remain low. Should there be a resurgence of political instability, there could be material and adverse effects on the Indonesian economy and the Company.

Terrorist activities in Indonesia could adversely affect the Company and the market price of the Notes

Indonesia has recently experienced a sharp increase in the number and seriousness of terrorist attacks. In the wake of the terrorist attacks in the United States on September 11, 2001 and the subsequent U.S. military action in Afghanistan beginning in October 2001, violent demonstrations have taken place in Indonesia. Protestors critical of the U.S. reaction to the September 11 attacks and the Indonesian Government's qualified support of the U.S. anti-terrorism initiative have demonstrated outside the U.S. Embassy and the Indonesian Parliament in Jakarta. In June 2001, violent demonstrations and strikes affected at least 19 cities after the Government mandated a 30% increase in fuel prices. Bombings have occurred at churches, Government buildings, foreign diplomatic facilities, shopping malls and business and financial centers, including the Jakarta

Stock Exchange. Demonstrations have also taken place in Indonesia in response to plans for and subsequent U.S., British and Australian military action in Iraq. More recently, a small pipe bomb exploded on April 24, 2003 outside the main United Nations building in downtown Jakarta, with no reported injuries, and another bomb exploded on April 27, 2003 in Jakarta's international airport, injuring 11 persons, one seriously. There have been no claims of responsibility for these bombings so far.

On October 12, 2002 a series of large explosions took place outside a nightclub frequented by foreign tourists in Bali, Indonesia. Hundreds of foreign tourists were killed, including many Australians, Britons and Americans. There is and remains a heightened terrorist threat in Indonesia according to the U.S. Department of State and the British Foreign and Commonwealth Office, and U.S. and British nationals are being advised against all non-essential travel to Indonesia. President Megawati Sukarnoputri has strongly condemned these incidents, which certain Government officials have imputed to religious extremists. A Government crackdown on Islamic extremists in Indonesia has also begun, with the arrests of certain Islamic religious leaders and several suspected Indonesian and other terrorists. The Bali bombings and the resultant crackdown have had a material adverse effect on Indonesia's tourism industry and its foreign exchange revenues. It is unclear what effect these measures will have on the large Muslim population in Indonesia, the general Indonesian economy or the political stability of President Megawati's coalition Government. Current social and civil conditions in Indonesia are unstable and uncertain. There can be no assurance that additional violence or political or social instability will not occur or materially and adversely affect the Company.

Separatist movements and clashes between religious and ethnic groups, demands of local governments and social unrest in Indonesia could adversely affect the Company and the market price of the Notes

Separatist movements and clashes between religious and ethnic groups have resulted in social and civil unrest in parts of Indonesia. In the provinces of Aceh and Papua (formerly Irian Jaya), there have been numerous clashes between supporters of those separatist movements and the Indonesian military. In the province of the Maluku, clashes between religious groups have resulted in thousands of casualties and displaced persons over the past two years. In the province of Kalimantan, clashes between ethnic groups have produced fatalities and refugees over the past several years. The Government has so far attempted to resolve problems in these troubled regions without success. Social and civil unrest could continue to have a materially adverse effect on business investment and confidence in the Indonesian economy. The Company has in the past experienced and may in the future continue to experience organized local opposition and petty vandalism relating to its onshore exploration and production activities. There can be no assurance that these occurrences will not increase in frequency or gravity in the future, which could have a material adverse effect on the operations of the Company. The Company cannot be certain that social and civil disturbances will not occur in the future. If further unrest, disturbance and violence does occur, it may result in further political and economic instability and may materially and adversely affect the Company.

Indonesia has in the past few years seen a rise in demands for and assertion of autonomy by local governments. These include the imposition by such governments of taxes and other charges on operators, notwithstanding the terms of production sharing arrangements in that respect. In addition, local governments have requested from operators working interests in production sharing arrangements. For instance, in the course of negotiating the extension of the Rimau PSC, the Company agreed to offer up to a 10% working interest to an Indonesian participant. In addition, the local government has expressed its interest in acquiring a 10% working interest in the Rimau PSC. In lieu of Indonesian participation, the Company has made an offer, which it intends to be final, to sell for consideration that may be less than fair market value to the local government a 5% free carry working interest which does not require the owner of such interest to contribute towards capital expenditures. The Rimau PSC currently covers 1,577 square kilometers and contributed 83% of the Company's total oil production and 62.4% of the Company's net sales and operating revenues in 2002. While the Company expects to make sales for consideration that may be less than fair market value of working interests to local governments in lieu of Indonesian participation in the future with respect to producing blocks, there is uncertainty as to whether such local government participation discharges the Company's obligations to sell interests to Indonesian participants under its production sharing arrangements.

Labor activism and unrest may adversely affect the Company

The recent liberalization of laws governing the formation of labor unions combined with weak economic conditions has resulted, and may continue to result, in labor unrest and activism in Indonesia. In addition, in 2000, the Government enacted new labor regulations, which, among other things, increased the amount of severance payable to terminated employees and extended service and compensation payments to employees who resign. The new labor regulations may make it more difficult for businesses, including the Company, to maintain flexible labor policies. Continued labor unrest and activism could disrupt the operations of the Company's operations and those of its customers and suppliers and could affect the financial condition of Indonesian companies in general, depressing the prices of Indonesian securities on the Jakarta and other stock exchanges and the value of the Rupiah relative to other currencies. Such events would likely have a material adverse effect on the Company.

Economic risks affecting the Company

Downgrades of credit ratings of Indonesia and Indonesian companies could adversely affect the Company and the market price of the Notes

Beginning in 1997, certain international credit rating agencies, including Moody's and Standard and Poor's, downgraded Indonesia's sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. Currently, Indonesia's sovereign foreign currency long-term debt is rated "B3" by Moody's, "CCC+" by Standard and Poor's and "B" by Fitch ICBA, Duff & Phelps ("Fitch"), and its short-term foreign currency debt is rated "NP" by Moody's, "C" by Standard and Poor's and "B" by Fitch. In April 2002, Standard and Poor's downgraded Indonesia's long-term foreign currency sovereign rating to "selective default" after the Paris Club, an informal voluntary group of 19 creditor nations that seeks to coordinate solutions for payment difficulties experienced by debtor nations, rescheduled US$5.4 billion of sovereign debt on April 13, 2002 on the condition that the London Club of private creditors also reschedule certain debt obligations. On September 5, 2002 following the completion of a rescheduling agreement with the London Club of private creditors, Standard and Poor's upgraded Indonesia's long-term foreign currency sovereign rating to CCC+ and assigned the rating a stable outlook. The sovereign foreign currency long-term debt ratings reflect an assessment of the Government's overall financial capacity to pay its obligations, and its ability or willingness to meet its financial commitments as they become due. No assurance can be given that Moody's, Standard and Poor's, Fitch or any other international credit rating agency will not further downgrade the credit ratings of Indonesia or Indonesian companies. Any such downgrade would have an adverse impact on the ability of Indonesian companies, including the Company, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available and could have a material adverse effect on the Company.

The inability or failure of the Government to implement reforms necessary to receive financial assistance from the IMF or other multi-lateral agencies could adversely affect the Indonesian economy and the Company

The sharp depreciation of the Rupiah against the U.S. dollar and other currencies in 1997 and 1998 had severe repercussions throughout most sectors of the Indonesian economy. Depreciation of the Rupiah made it difficult for many Indonesian companies with Rupiah revenue streams and significant U.S. dollar or other foreign currency denominated payment obligations or borrowings or costs to meet their repayment obligations. Such companies, unable to obtain bank financing or pass increased costs on to customers, defaulted on their borrowings and were forced to reduce operations and numbers of employees. By early 1998, with principal repayments on billions of dollars of foreign currency credits coming due, most borrowings by Indonesian companies became non-performing and substantially all banks in Indonesia were insolvent.

The Government, having depleted nearly all of its foreign currencies reserves, turned to the International Monetary Fund (the "IMF") for financial assistance. In October 1997, the IMF agreed to provide financial assistance contingent upon the implementation of economic reforms, such as undertaking asset sales and abolishing subsidies for commodities and other consumer products. The agreements with the IMF are memorialized in a series of letters of intent. The IMF commenced disbursement of funds in late 1997, but at various times, including in December 2000,

declined to disburse funds on the basis that the Government had not adequately complied with the terms of its then-current letter of intent (although such funds have now been disbursed). On March 28, 2003, the IMF approved a new loan of US$469 million as a result of its endorsement of the Government's plans for economic reforms.

The World Bank has also been an important source of funding for the Government. The World Bank's 2001 base target for lending in Indonesia was US$1.3 billion, but this amount was reduced to US$400 million in January 2001 due to the slow pace of institutional reforms in Indonesia as well as concern that the Government's decentralization plan, and particularly empowerment of provincial governments to borrow, could lead to the inability of the Government to service its debts.

Disbursements from both the IMF and the World Bank have been delayed or reduced at various times over the last four years, in large part due to the Government having not complied with the terms upon which the disbursements of the assistance were predicated. If such assistance were withheld in the future, it may have a significant adverse impact on both the Government's financial situation and the economic situation in Indonesia.

The members of the Paris Club are another important source of funding for the Government. Lending from the Paris Club members to the Government accounts for approximately one third of the Government's total debt. In April 2002, the Paris Club decided to reschedule the Government's approximately US$5.4 billion of principal and interest that is due to certain creditors between April 2002 and December 2003 by extending the Government's payment period. In determining whether to reschedule the debt, the Paris Club took into consideration the economic reform program carried out by the Government with support from the IMF. The Government has several times successfully rescheduled its foreign debt. However, there can be no assurance that the Paris Club will agree in the future to reschedule debt owed to its members or to other creditors by the Government. If the Paris Club refuses to reschedule Government debt in the future, it could impair the ability of the Government to service or repay its debts.

Given the Government's fiscal deficit and depleted foreign exchange reserves, the inability or failure of the Government to implement reforms necessary to receive IMF, World Bank or Paris Club funding or creditor support for debt rescheduling could cause the Government, among other things, to default on its debts. Funding restrictions might also mean the Government is unable to fund subsidies for staples such as food and fuel which, in turn, could have extremely serious social, economic and political consequences. In the absence of funding from the IMF or the World Bank or similar agencies or creditor support for debt rescheduling, the Government may not be able to secure alternative funding and may default on its debts, resulting in an economic crisis which may in turn have a material adverse impact on the Company. The Government may, in connection with future agreements with the IMF or the World Bank or other lenders, undertake additional economic or structural initiatives the effects of which are presently unknown.

A slowdown in economic growth or negative growth in Indonesia could adversely affect the Company

The Company's performance is partly dependent on the health of the overall Indonesian economy. While Indonesia experienced rapid economic growth during most of the early to mid-1990s, a severe economic crisis in 1997 resulted in a significant decline in real GDP in 1998. Indonesia has since been in a recessionary phase with relatively low levels of growth in 1999, 2000, 2001 and 2002. The significant adverse economic developments over the last five years include significant depreciations in currency values against the U.S. dollar, reduced economic growth rates, high interest rates, low financial liquidity, increased bankruptcies and liquidations, cancellations or postponements of infrastructure projects (including energy projects), and declines in the market values of shares listed on stock exchanges. There can be no assurance that these adverse economic developments in Indonesia and the rest of the Asia Pacific region will not continue or worsen in the future. These developments could have a material adverse effect on the Company.

Risks Relating to the Oil and Gas Industry

The volatility of prices for crude oil, condensate and natural gas and the cyclical nature of the oil and gas industry could adversely affect the Company's results of operations

The revenues expected to be generated by the Company's future operations will be highly dependent upon the prices of, and demand for, oil and natural gas. The Company currently sells substantially all of its oil at prices based on the Indonesian Crude Price-Sumatra Light Crude Minas (the "ICP-SLC"). Currently, gas is sold by the Company under long-term fixed-price contracts and revenue from gas sales is therefore not subject to price volatility to the same extent as sales from oil reserves. The price received by the Company for its oil and gas production and the level of production will depend on numerous factors beyond the Company's control, including the condition of the world economy, political and regulatory conditions in Indonesia and other oil and gas producing countries, and the actions of OPEC, of which Indonesia is a member. With the recent cessation of hostilities in Iraq, world oil prices have begun to decline. The Company expects oil prices will continue to decline in the near and medium term, which may lead to decreases in the Company's revenues and cash flows. In the event of a significantly lower and sustained oil price environment, the Company may choose to produce less oil which may lead to further decreases in the Company's revenues and cash flows. In addition, there can be no assurance that the Government will not adopt an oil or natural gas pricing policy that would adversely affect the Company's future results of operations or prospects. Decreases in the prices of oil and gas could have an adverse effect on the Company's reserves and the Company's revenues, profitability, cash flow and the availability of financing.

The operations of the Company may be adversely affected by significant operating hazards and natural disasters and resulting losses for which it may not be fully protected by insurance

The Company's oil and gas exploration, development and production operations involve risks normally associated with such activities, including blowouts, oil spills and fires (each of which could result in damage to or destruction of wells, production facilities or other property, or injury to persons), geological uncertainties and unusual or unexpected formations and pressures which may result in dry holes, failure to produce oil or gas in commercial quantities or inability to fully produce discovered reserves. Further, the Company must continually acquire, explore for and develop new hydrocarbon reserves to replace those produced and sold. The success of the Company's exploration and production activities cannot be assured. Oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or the recovery of drilling, completion or operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the Company's production from successful wells. These conditions include delays in obtaining Government approvals or consents, shut-in of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. Production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow to varying degrees.

The Company is not fully insured against certain operating risks, either because such insurance is not available or because of high premium costs. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company.

The interpretation and application of the New Oil and Gas Law is uncertain and may adversely affect the Company's business

Indonesia's New Oil and Gas law came into force in November 2001. See "Industry — New Oil and Gas Law". The new law is an umbrella legislation setting forth general principles that are expected to be further developed in a series of Government regulations, presidential decrees and ministerial decrees, few of which have been promulgated. The provisions of the new law are broad, and few sources of interpretive guidance are available. Implementing regulations are expected to be issued to elaborate the regulatory rules in respect of (among others), upstream and downstream industries (including matters respecting business licensing), domestic market

obligations ("DMO"), field development and reserve production, guidance, procedures, contract terms, designation and tender of working areas, contract amendment and renewal, and relinquishment of working areas. Accordingly, the impact of the law on the Company's existing production sharing arrangements, opportunities to renew or enter into new production sharing arrangements, business activities, business opportunities and licenses, along with other key regulatory issues affecting the Company, are not known. The uncertainty surrounding the new law has increased the risks, and may increase the costs, of conducting oil and gas business in Indonesia.

Under the New Oil and Gas Law, existing production sharing arrangements were transferred from Pertamina to BPMigas, which has taken over the role of contracts administrator from Pertamina. Based upon the provisions of the New Oil and Gas Law, the Company believes that the New Oil and Gas Law will not materially alter the terms of existing production sharing arrangements. There can be no assurance, however, that BPMigas or other regulatory or Government bodies will not seek to reinterpret or amend terms of existing production sharing arrangements or will not conduct their performance under the production sharing arrangements to the Company's detriment.

Under the New Oil and Gas Law, new production sharing arrangements will be subject to a broader Government approval process. Negotiation of production sharing arrangement terms with potential contractors will be handled primarily by the Ministry of Energy and Natural Resources, and the Indonesian Parliament must be notified of the production sharing arrangements. The Ministry and Parliament may implement policies regarding oil and gas exploration and production that differ from the policies historically implemented by Pertamina.

The Company may not be able to renew production sharing arrangements or tender for new production sharing arrangements on terms comparable to existing production sharing arrangements. BPMigas, the Ministry or Parliament may seek specific concessions or may seek fundamentally to alter production sharing arrangement economics before renewing existing production sharing arrangements. New production sharing arrangements may affect domestic market obligations for oil and it is possible that similar domestic market obligations for gas may be implemented in the future. There can be no assurance that the Company will be able to renew production sharing arrangements or tender for new production sharing arrangements that incorporate customary terms with respect to, among other things, production bonuses, taxes end cost recovery. Moreover, the production sharing arrangement form may be replaced by an entirely different type of cooperation contract.

While Pertamina is expected to compete on an equal basis with other oil and gas companies under the new law, Pertamina's size, infrastructure, wide-ranging experience and close relationship with the Government may provide it with competitive advantages over other oil and gas companies operating in Indonesia, including the Company. Pertamina's role under the new law is not clear, and there can be no assurance that its role will be consistent with its obligations to the Company under existing oil and gas offtake agreements. The Company's drilling services are categorized as supporting services. Under the present legislation on foreign direct investments, foreign investments in this business are through PMA companies under the framework of the Foreign Investment Law. The actual operations in the field are subject to the regulations respecting oil and gas survey, exploration and exploitation. As to enterprise establishment and business licensing, the Investment Coordinating Board ("BKPM") procedures would apply. However, until the implementing regulations under the New Oil and Gas Law are fully issued it will not be fully clear whether these will change the business licensing regime.

Pre-existing contractors have been relying on the terms of their production sharing arrangements and certain tax regulations for relief from certain indirect taxes. With the recent enactment of amendments to tax laws, issues have arisen with the tax authorities concerning the continuing availability of the relief afforded by the regulations pre-dating the tax law amendments. There exist cost recovery and reimbursement provisions under the production sharing arrangements, but their implementation with BPMigas is as yet untested in the event of attempted recourse by contractors under such provisions.

In addition, the New Oil and Gas Law calls for prior consultation by the central Government with the relevant regional government with respect to the opening of new areas for prospecting and as regards the initial development plan for new areas. It is still uncertain what effect this consultative process will have as this is a new requirement that did not exist under the old

legislation. The new law does not address issues raised by the advent of regional autonomy and the delegation of powers to provincial and regional governments in Indonesia. Local governments may seek to impose new taxes and retributions (such as the imposition of levies or imposts or the provision of public services and amenities by local governments) on the Company. The Company's production sharing arrangements are generally silent about local taxes and retributions, and there can be no assurance that such taxes and retributions could be charged under the cost recovery provisions of the Company's production sharing arrangements. Under the New Oil and Gas Law, the Company will be entitled to elect to lock-in prevailing Government tax rates for the entire term of a new production sharing arrangement at the time the arrangement commences. There can be no assurance, however, that such an election would apply to the renewal of an existing production sharing arrangement, would extend to local tax retributions, or would be honored by local governments.

The Company's business operations may be adversely affected by present or future environmental regulations

The Company's business is subject to certain Indonesian laws and regulations relating to the exploration for, and development and production of, oil and natural gas, as well as environmental and safety matters. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities which may require the Company to incur costs to remedy such discharge. No assurance can be given that Indonesian environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities, or otherwise materially and adversely affect the Company. In addition, the amendment of existing laws and regulations may impose additional or more stringent requirements and may materially and adversely affect the Company. See "Business of the Company — Environmental Matters".

Quota restrictions on production of oil in Indonesia may limit the Company's ability to export its oil

Indonesia has agreed with other members of OPEC to certain quota limitations on the volume of crude oil which can be exported from Indonesia. Indonesia is currently producing quantities of crude oil below the OPEC export quota. If the quota limitation for exports of crude oil from Indonesia is reached (due to an increase in production of crude oil or a reduction in Indonesia's export quota), the Government may restrict increases in exports of crude oil from Indonesia. In such event, crude oil production may be greater than the aggregate of oil that can be exported and demand in Indonesia. There can be no assurance that in these circumstances, the Government would not seek to limit production of crude oil in Indonesia, which could have a material adverse effect on the Company.

Competition for oil and gas reserves and production sharing arrangements may limit the Company's ability to sustain and grow its business

The Indonesian oil and gas industry is highly competitive. The Company's competitors for the acquisition, exploration, production and development of oil and natural gas properties in Indonesia and Southeast Asia, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company. Certain of the Company's customers and potential customers (including Pertamina, which after conversion into PT Pertamina Persero could be a strong domestic competitor) are themselves exploring for oil and natural gas in Indonesia. The Company's ability to successfully bid on and enter into new production sharing arrangements or otherwise acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will depend upon its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment. See "Business of the Company — Competition".

The contract drilling business is highly volatile, competitive and cyclical, and is also subject to serious operational hazards

The contract drilling industry is, and historically has been, highly volatile, competitive and cyclical, with periods of low demand, excess rig supply and depressed rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, such as the

worldwide demand for, and the prices of, oil and natural gas, the ability of OPEC to influence production levels and pricing and the level of production of non-OPEC countries. There can be no assurance as to the duration of prevailing utilization and dayrates, and a decline in utilization and dayrates may have a material adverse effect on the Company.

Oil and gas drilling operations are subject to many risks, such as blowouts and oil and gas well fires, which could result in substantial human or property losses to the Company. A gas blowout occurred on March 1, 2002 on one of the Company's offshore rigs in East Kalimantan. There were no injuries but the Company's rig was damaged by fire and was withdrawn from service for 13 months for repairs and refurbishment. Loss of or serious damage to the Company's equipment, even if adequately covered by insurance, can materially reduce the Company's revenues and operating profit. The Company's insurance coverage generally does not cover all types of losses (e.g., war, internal disturbances, business interruption or loss of revenue) and not all risks are fully insurable (e.g. pollution). Losses and liabilities arising from uninsured or underinsured events would reduce revenues and increase costs to the Company.

In the contract drilling industry, contracts are generally awarded on a competitive bid basis and price is often the primary determining factor in the selection of a drilling contractor. The Company's drilling contracts extend over a stated term. There can be no assurance that similar or acceptable terms could be obtained in extension or replacement contracts, in which case the Company could be materially and adversely affected. The Company's contracts with its customers are often cancelable upon specified notice at the option of the customer, or can be automatically terminated in the event of total loss of the drilling rig, or if drilling operations are suspended for extended periods of time by reason of force majeure or excessive rig downtime for repairs. Early termination of a contract may result in a rig being idle for an extended period of time, thus reducing the Company's revenues.

Recent improvements in the offshore contract drilling industry as a whole have led to increased rig construction and enhancement programs by the Company's competitors. If present trends continue for an extended period, these improvements may attract new entrants into the market. Rig construction, movement or reactivation, or a decrease in drilling activity in any major market, could depress rig dayrates and could adversely affect utilization of the Company's rigs and its results of operation.

Regulation by Government agencies may increase in scope

The evolving role of Pertamina, BPMigas and the Ministry of Mines and Energy coupled with political changes in Indonesia have allowed other government agencies to increase their role in administering the oil and gas industry in Indonesia. In particular, the Indonesian tax authorities have recently initiated additional tax audits, implemented measures to increase tax revenues from the oil and gas industry and engaged in disputes concerning the deferral of value added taxes on exploration expenditures. Continued enlargement of the role of these governmental agencies may have a material adverse effect on the companies operating in the oil and gas industry.

Risks Relating to the Company

Failure or delay by BPMigas or the Company to comply with the terms of production sharing arrangements would adversely affect the Company

Under the New Oil and Gas Law, BPMigas manages Indonesia's petroleum resources on behalf of the Government. BPMigas enters into production sharing arrangements and other forms of cooperation contracts with private sector energy companies (or in respect of pre-existing production sharing arrangements, as the Government contract counterparty of private sector energy companies) whereby such companies explore, develop and market oil and gas in specified areas in exchange for a percentage interest in the production from the fields in the applicable production sharing area. All the Company's reserves are attributable to such production sharing arrangements. Production sharing arrangements contain requirements regarding quality of service, capital expenditures, legal status of the contractors, restrictions on transfer and encumbrance of assets and other restrictions. In addition, BPMigas may fail to comply with the terms of production sharing arrangements. Any failure by the Company to comply with the terms of the Company's production sharing arrangements could result, under certain circumstances, in the revocation of a production sharing arrangement. Such an action by BPMigas or the Company could have a material adverse effect on the Company. In addition, the Company must obtain approval from BPMigas for

substantially all material activities undertaken with respect to the production sharing arrangements, including exploration, development, production, drilling and other operations, sale of oil or natural gas and the hiring or termination of personnel. Furthermore, all facilities and equipment purchased by the Company and used in a contract area become the property of the Government. The Company's business and results of operations will continue to be materially affected by its relationship with BPMigas.

The results of operation of the Company depend on its ability to develop existing reserves, replace existing reserves and develop additional reserves

The Company must continually find, acquire, explore for and develop new hydrocarbon reserves to replace those produced and sold. At recent production levels, the Company's current proved reserves are insufficient to sustain production levels to the maturity date of the Notes. The Company must explore, develop and produce additional reserves from existing blocks or new acquisitions in order to maintain production at current levels. In recent years, the Company has been challenged to sustain production growth due to the maturation of its principal oil properties. In particular, oil production from the Rimau PSC, which contributed 62.4% of the Company's total net sales and operating revenue for the year ended December 31, 2002, is expected to decline if the Company does not discover new fields in that block or improve recovery from existing fields by successfully drilling additional wells and employing enhanced recovery techniques in that block. The success of presently contemplated exploration and development activities cannot be assured. Drilling activities are subject to numerous risks, including the risk that no commercially viable oil or natural gas accumulations will be encountered. The decision to explore or develop a property will depend in part on geophysical and geological analyses and engineering studies, the results of which may be inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain. Drilling may be curtailed, delayed or cancelled as a result of many factors, including weather conditions, compliance with government requirements and contractual conditions, shortages of or delays in obtaining equipment, reductions in product prices or limitations in the market for products. Wells may be shut in for, among other things, lack of a market or due to inadequacy or unavailability of pipeline or storage capacity. In addition, the Company faces substantial competition in the search for and acquisition of reserves and such searches and acquisition require substantial investment. The possibility of finding or being able to acquire such additional reserves is uncertain. If the Company is unable to find or acquire additional reserves, the Company would not be able to sustain and grow its business, and this would have a material adverse effect on the results of operation of the Company.

The oil and gas reserve data in this Offering Circular are only estimates and the Company's actual production, revenue and expenditure with respect to its reserves may differ from such estimates

This Offering Circular includes estimates certified by GCA, independent petroleum engineering consultants, of certain of the Company's gross and net proved and gross proved plus probable, oil and gas reserves. However, certain other reserve information contained in this Offering Circular are not certified under the GCA Report and are Company estimates based upon certifications of other independent petroleum engineering consultants which are not current and from which production (if any) at the relevant block since the date of such certification has been deducted.

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the control of the Company. The reserve data set forth in this Offering Circular represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves are based upon a number of variable factors and assumptions, such as geological and geophysical characteristics of the reservoirs, historical production from the properties, the quality and quantity of economic data, prevailing oil and gas prices applicable to the Company's production, extensive engineering judgments, the assumed effects of regulation by Government agencies and future operating costs, all of which may vary considerably. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different

engineers or by the same engineers at different times, may vary substantially. In addition, such estimates can be subsequently revised. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from such estimates and such variations could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

The estimates of net reserves reflect reserves attributable to the Company's interest after deduction of applicable Government take payable to the Indonesian government as owner of the reserves under the applicable contractual arrangement. Because of, among other things, the cost recovery provisions that affect the determination of the Government take, estimates of net reserves are significantly affected by sales prices, production rates and capital and operating expenses prevailing as of the time such reserves are determined. Such estimates may change materially from period to period even in the absence of any new geological information. See "Business of the Company — Reserves".

Probable reserve estimates in this Offering Circular are of a higher risk and are generally believed to be less likely to be recovered than proved reserves

In this Offering Circular, the Company discloses estimates of its probable reserves. Probable reserves may not be disclosed in filings with the Commission, except as required by foreign regulations. The Commission has not promulgated a definition of probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. While the Company is disclosing GCA's estimates of the Company's gross probable reserves, the Company is not disclosing net probable reserve estimates. Among the probable reserves are certain uncommitted oil and gas volumes which are not yet scheduled for development. For this reason, it was not possible to accurately construct an economic model for probable reserves and therefore no net probable reserves have been calculated. There can be no assurance that net probable reserves, if disclosed, would bear the same relationship to gross probable reserves that net proved reserves bear to gross proved reserves.

The Company's oil and gas activities require substantial capital for which the Company may be unable to provide sufficient financing

The Company makes, and will continue to make, substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves. If certain oil and gas projects currently under development do not increase production as quickly as expected or, if, following such increases, revenues subsequently decline, the Company may have a limited ability to expend the capital necessary to undertake or to complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet the Company's requirements or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities and expansion may require the Company to alter its capital structure. Any inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources".

The concentration of the Company's assets and operations in two PSC contract areas increases the Company's exposure to risks or hazards in those areas

As of January 1, 2003, approximately 72% of the Company's total gross proved crude oil reserves were located in the Rimau PSC contract area. In 2002, approximately 83% of the Company's total oil production came from the Rimau PSC contract area. The concentration of the Company's crude oil reserves in the Rimau PSC contract area increases the Company's exposure to an event that could adversely affect the development or production of crude oil in a limited geographic area, such as catastrophic damage to pipelines or reservoir structures or events that could result in the loss, or material modification, of the Rimau PSC. In addition, approximately

7% of gross crude oil production and 59% of gross natural gas production for the year 2002 were attributable to fields in the Extension/Kampar PSC contract area. Adverse developments with respect to one or more of these contract areas could have a material adverse effect on the Company.

The Company must rely on insufficient natural gas delivery infrastructure and develop markets for its natural gas. If improvements to this infrastructure or markets fail to materialize, this would have an adverse effect on the Company's results of operations

The insufficiency of the natural gas transmission and distribution infrastructure within Indonesia and between Indonesia and Singapore and other countries has restricted consumption of Indonesian natural gas. There is no assurance as to when or if a significant natural gas transmission and distribution system will be constructed. The Company's ability to market gas is also limited by the lack of Indonesian infrastructure. Development of the gas market and related infrastructure depends, among other things, on downstream market reforms, including reductions of fuel subsidies that could trigger public opposition. Any failure or delay of such reforms could adversely affect the Company's ability to exploit this market for its gas reserves.

In addition, in order to sustain the planned expansion of its natural gas exploration and production business, the Company must continuously find, develop and maintain markets for the sale of its natural gas. The Company faces strong competition from other regional and international natural gas producers whose facilities and delivery systems are more developed, and who have greater financial and other resources, than the Company's. Accordingly, the Company expects that it will continue to encounter difficulty in expanding its natural gas business. Failure by the Company to find, develop and maintain markets for the sale of its natural gas would have a material adverse effect on the natural gas business of the Company and its results of operations.

The Company is dependent on specialist consultants and key personnel

The Company hires specialist consultants from time to time to provide specialist services in relation to certain of its oil and gas operations. The Company is also dependent on certain key senior management employees. If the Company were unable to retain its current workforce or to hire comparable personnel or specialist consultants, it could have a material adverse effect on the Company.

The loss of the Company's leading customer for contract drilling services could have an adverse effect on the Company's contract drilling business and the results of operation of the Company

For the year 2002, approximately 54.5% of the Company's contract drilling revenue was attributable to services provided to TotalFinaElf, with no other customer accounting for more than 18.5% of the Company's contract drilling revenues during such period. For the year 2001, TotalFinaElf accounted for approximately 54.1% of the Company's contract drilling revenues and for all of the Company's offshore contract drilling revenue. The loss of TotalFinaElf or any other significant customer could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources".

The Company may experience difficulties in expanding into new businesses and non-Indonesian production areas, which may adversely affect the Company

The Company has already expanded, and plans to further expand, its operations into businesses related to its oil and gas exploration and production operations. Although the Company has no current intention to expand internationally into projects outside Indonesia, it may decide to do so in the future. While these projects are, or would be expected to be, related to the Company's existing businesses, the Company has limited experience in these areas and there can be no assurance that the Company will be successful in operating such businesses. Furthermore, these new projects would likely have significant capital requirements and would expose the Company to additional risks, such as, approvals from regulatory authorities other than those regulating the oil and gas sector in Indonesia and political, economic and legal risks associated with operating projects in other countries. There can be no assurance that embarking on such future projects would not have a material adverse effect on the Company.

Indonesian corporate and other disclosure and accounting standards differ from those in the United States, countries in the European Union and other jurisdictions

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with Indonesian GAAP, which differs from U.S. GAAP. As a result, the Company's and its subsidiaries consolidated financial statements and reported earnings could be significantly different from those which would be reported under U.S. GAAP. This Offering Circular does not contain a reconciliation of the Company and its subsidiaries' consolidated financial statements to U.S. GAAP, and there is no assurance that such a reconciliation would not reveal material differences. See "Summary of Significant Differences between Indonesian GAAP and U.S. GAAP" for a summary of significant accounting differences which may be applicable to the Company and its subsidiaries.

The interests of Medco Energi's controlling shareholders may differ from those of the Company

New Links Energy Resources Ltd. ("New Links") holds 85.5% of Medco Energi's shares, and consequently has the power to appoint all of Medco Energi's directors and to direct the management and policies of the Company. The shareholders of New Links are Cumin Limited, Encore Int'l Limited and PTTEPO. Under Indonesian regulations, transactions between the Company and any of its controlling shareholders are, in certain circumstances, subject to the approval of Medco Energi's independent shareholders. The interests of Medco Energi's controlling shareholders may differ from those of the Company, and resulting transactions may be adverse to the Company. To the extent that the Company enters into such transactions without independent shareholder approval, the Company may be subject to limited fines under Indonesian regulations. See "Principal Shareholders — Shareholders' Meeting".

Risks Relating to the Notes

The Notes and the Guarantee will be subordinate to secured indebtedness of the Issuer and the Guarantor

The Notes will be senior obligations of the Issuer and will rank *pari passu* in right of payment with all other existing and future senior indebtedness of the Issuer and senior in right of payment to all subordinated indebtedness of the Issuer, if any. The Guarantee will be a senior obligation of the Guarantor and will rank *pari passu* in right of payment to all other existing and future senior indebtedness of the Guarantor and senior in right of payment to all subordinated indebtedness of the Guarantor, if any. However, the Notes and the Guarantee will be effectively subordinated to any secured obligations of the Issuer and of the Guarantor, as the case may be, to the extent of the assets serving as security therefor. In bankruptcy, the holder of a security interest with respect to any assets of the Issuer or of the Guarantor would be entitled to have the proceeds of such assets applied to the payment of such holder's claim before the remaining proceeds, if any, are applied to the claims of the Noteholders. As of the date of this Offering Circular, the Issuer and the Guarantor have no secured obligations. In the future, the Issuer and the Guarantor may incur secured obligations.

The Guarantor is a holding company and the Guarantee will be structurally subordinate to all existing and future obligations of the Guarantor's subsidiaries

The Guarantor is a holding company that operates through subsidiaries. As a result, the Guarantor's obligations under the Guarantee will be effectively subordinated to all existing and future obligations of its direct and indirect subsidiaries, including PT Exspan Nusantara ("Exspan Nusantara"), Apexindo and its other subsidiaries. All claims of creditors of these subsidiaries, including trade creditors, lenders and all other creditors will have priority as to the assets of such entities over claims of the Guarantor and its creditors, including the holders of the Notes as beneficiaries of the Guarantee. As of December 31, 2002, the total amount of liabilities of the Guarantor's subsidiaries (including accounts payable) was approximately US$156.8 million, including US$96.2 million of fixed rate bonds issued by the Issuer and guaranteed by the Guarantor, and subsequent to such date Apexindo has incurred additional indebtedness. The

Guarantor's subsidiaries may incur additional indebtedness over the next few years in connection with the Company's current and ongoing expansion projects and other projects that it may undertake. Moreover, further issues of equity interests by direct or indirect subsidiaries of the Guarantor could dilute the ownership interest of the Guarantor in such entities.

The Guarantor has no operations of its own and is dependent on the payment of dividends by its subsidiaries for revenue and to pay principal and interest on the Notes

As a holding company, the Guarantor will depend, to a certain extent, upon the receipt of dividends from its subsidiaries to make payments with respect to its obligations, including its obligations under the Guarantee, and in order to provide funds to its subsidiaries. The ability of direct and indirect subsidiaries of the Guarantor to pay dividends to their shareholders (including the Guarantor) is subject to applicable law and restrictions contained in debt instruments of such subsidiaries, if any.

Dividends payable to the Guarantor by its subsidiaries in the United States, which hold the Company's interests in the Rimau PSC, are currently subject to withholding taxes. Pending the preparation of U.S. tax returns by such subsidiaries, the Guarantor receives funds from such subsidiaries through intercompany loans rather than dividends.

There has been no prior public market for the Notes; the liquidity and market price of the Notes following the offering may be volatile

There is no existing market for the Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Joint Lead Managers have advised the Issuer that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Joint Lead Managers are not, however, obliged to make a market in the Notes and any such market making may be discontinued at any time. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes. In-principle approval has been granted by the SGX-ST for the listing of the Notes on the SGX-ST. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the Notes will not be subject to similar disruptions. Any such disruption may have an adverse effect on holders of the Notes.

Terrorist attacks on the United States and responses of the United States and its allies thereto, terrorist attacks in South-East Asia, the war in Iraq and the outbreak of SARS have led to substantial and continuing volatility in international capital markets, which may adversely affect the market price of the Notes

Terrorist attacks on the United States on September 11, 2001 have resulted in substantial and continuing volatility in international capital markets. The United States and its allies have responded with military force to these attacks, in Afghanistan in particular, and military action is likely to continue. Any significant military or other response by the United States and/or its allies or any further terrorist activities could have a material adverse effect on worldwide financial markets and the Indonesian economy. In addition, the subsequent anthrax attacks in the United States, the recent terrorist attacks in South-East Asia, the war in Iraq and the outbreak of severe acute respiratory syndrome, or SARS, in China, Hong Kong, Singapore, Vietnam and Canada have exacerbated this volatility, and further actions and development stemming from these events could further exacerbate this volatility. Any material change in the financial markets or the Indonesian economy as a result of these events or developments could have a material adverse effect on performance of and return on the Notes and the price of the Notes in the secondary market and could result in losses to Noteholders.

USE OF PROCEEDS

The Issuer will lend the net proceeds from the sale of the Notes to the Guarantor. The Guarantor intends to use the net proceeds of the issue of the Notes, expected to be approximately US$● after deduction of fees and commissions but prior to deduction of expenses incurred in connection with the issue of the Notes, to finance its exploration, development and production activities in Indonesia as well as for acquisitions of oil and gas reserves, as additional working capital for its exploration, development and production business and for other general corporate purposes relating directly to its exploration, development and production business.

Pending application of the net proceeds from the sale of the Notes, the Guarantor intends to invest the net proceeds in U.S. dollar denominated money market instruments, certificates of deposit, time deposits or other short-term investments.

CAPITALIZATION

The following table sets forth (i) the audited consolidated cash and cash equivalents, short-term debt and capitalization of the Company as of December 31, 2002 as determined under Indonesian GAAP and (ii) the consolidated cash and cash equivalents, short-term debt and capitalization of the Company as adjusted to give effect to (a) the issue of the Notes, (b) the loan of the net proceeds therefrom of US$● to the Guarantor and (c) the exchange of US$● aggregate principal amount of Existing Notes for Exchange Notes. This table should be read in conjunction with "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and the consolidated financial statements of the Company and the related notes thereto included elsewhere in this Offering Circular.

	As of December 31, 2002	
	Actual	As adjusted
	(US$ in millions)	
Cash and cash equivalents:	75	●
Short-term debt:		
Current maturities of long-term liabilities	2.5	2.5
Total short-term debt	2.5	2.5
Long-term liabilities — net of current maturities:		
Notes payable — 10.00% Guaranteed Notes due 2007	96.2	●
●% Guaranteed Notes due 2010	—	●
Total long-term liabilities	96.2	●
Stockholders' equity:		
Capital stock — par value Rp.100		
Authorized capital (4,000,000,000 shares)		
Subscribed and paid up (3,201,254,950 shares — net of 131,196,500 treasury stock)	94.2	94.2
Additional paid-in capital	113.1	113.1
Revaluation of property and equipment	0.1	0.1
Difference due to change in equity of subsidiaries	29.7	29.7
Retained earnings	247.5	247.5
Total stockholders' equity	484.6	484.6
Total capitalization(1)	583.3	●

(1) There have been no material changes in the Company's total capitalization since December 31, 2002 other than as set forth above.

SELECTED CONSOLIDATED FINANCIAL, OPERATING AND RESERVE DATA

Historical Consolidated Financial Data

The following tables set forth certain summary historical consolidated financial data for the Company as of the dates and for each of the periods indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2000, 2001 and 2002 has been derived from the consolidated financial statements of the Company audited by Hans Tuanakotta & Mustofa (a member of Deloitte Touche Tohmatsu), independent auditors. The Company's consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differ in certain respects from U.S. GAAP. See "Summary of Significant Differences between Indonesian GAAP and U.S. GAAP" and "Risk Factors — Risks Relating to the Company — Indonesian corporate and other disclosure and accounting standards differ from those in the United States, countries in the European Union and other jurisdictions". The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the consolidated financial statements of the Company and the notes thereto included elsewhere in this Offering Circular. Effective January 1, 2002, the Company changed its reporting currency from Rupiah to U.S. dollars based on PSAK 52, which establishes the accounting standards for Indonesian companies that use a currency other than Rupiah as their reporting and recording currency. Previously, the Company maintained its books of accounts and presented its consolidated financial statements in Rupiah. For comparative purposes, the consolidated financial statements of the Company for the years ended December 31, 2000 and 2001 have been remeasured and restated in U.S. dollars using the bases described under "Management's Discussion and Analysis of Financial Condition and Results of Operation — Significant Accounting Standards".

	Year ended December 31,		
	2002	2001 (As restated)	2000 (As restated)
	(US$ in thousands, except where otherwise indicated)		
Consolidated statement of income data:			
Net sales and operating revenues:			
Oil and gas sales	337,046	299,596	286,064
Drilling operations	52,896	56,863	42,753
Methanol sales	30,776	28,390	21,025
Total net sales and operating revenues	420,718	384,849	349,842
Cost of sales and direct expenses	211,840	158,776	151,535
Gross profit	208,878	226,073	198,307
Operating expenses:			
General and administrative	46,432	29,311	33,117
Selling	1,128	3,111	1,618
Total operating expenses	47,560	32,422	34,735
Income from operations	161,318	193,651	163,572
Other income (charges):			
Gain on insurance claim	5,574	—	—
Interest income	1,572	2,455	1,429
Gain on sale of property and equipment	79	1,602	50
Provision for doubtful accounts	—	(34,509)	(32,211)
Gain/(loss) on foreign exchange — net	1,688	3,347	(1,806)
Interest expense	(8,094)	(1,612)	(5,362)
Equity in net loss of associated companies	(1,062)	(240)	(91)
Loss on resale of notes payable	(141)	—	—
Others — net	1,856	1,056	1,155
Total other income (charges)	1,472	(27,901)	(36,835)
Income before tax	162,790	165,750	126,737
Tax benefit (expense):			
Current tax	(73,712)	(82,259)	(80,289)
Deferred tax	(5,647)	(4,786)	4,360
Total tax expense	(79,359)	(87,045)	(75,929)
Extraordinary item	—	219	9,938
Income before minority interests	83,431	78,924	60,746
Minority interest	707	(732)	228
Net income	84,138	78,192	60,974

	Year ended December 31,		
	2002	2001 (As restated)	2000 (As restated)
	(US$ in thousands, except where otherwise indicated)		
Consolidated balance sheet data:			
Assets:			
Current assets	244,207	175,831	172,205
Non-current assets	508,845	372,957	336,508
Total assets	753,052	548,788	508,713
Liabilities:			
Current liabilities	118,670	60,106	60,335
Non-current liabilities	116,282	21,648	38,016
Total liabilities	234,952	81,754	98,351
Negative goodwill	6,416	5,547	5,949
Minority interests	27,126	17,416	12,428
Equity	484,558	444,072	391,985
Total liabilities and equity	753,052	548,788	508,713
Other financial data:			
Gross profit margin	49.6%	58.7%	56.7%
EBITDA(1)	218,161	231,868	196,425
EBITDA margin(2)	51.9%	60.0%	56.1%
EBITDA/interest(3)	27.0x	143.8x	36.6x

(1) EBITDA means earnings before interest, taxes, depletion, depreciation, amortization gain or loss on foreign exchange and other non-cash charges as calculated under Indonesian GAAP. EBITDA is not a standard measure under Indonesian GAAP. EBITDA is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered in isolation or construed as an alternative to cash flows, earnings or any other measure of performance or as an indicator of the Company's operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA fails to account for taxes, interest expense and other non-operating cash expenses. In evaluating EBITDA, the Company believes that investors should consider, among other things, the components of EBITDA such as revenues and operating expenses and the amount by which EBITDA exceeds capital expenditures and other charges. The Company has included EBITDA because management believes it is a useful supplement to cash flow data as a measure of the Company's performance and its ability to generate cash from operations to cover debt service and taxes. EBITDA presented herein may not be comparable to similarly titled measures presented by other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the effect of Indonesian taxes on the Company's results of operations.

(2) EBITDA divided by total net sales and operating revenues.

(3) EBITDA divided by gross interest expense, including capitalized interest, expressed as a ratio.

The Company expects that its consolidated results for the three months ended March 31, 2003 will be affected by the events described under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments".

Operating and Reserve Data

The table below sets forth the Company's gross production and net entitlement and certain other operating data for the years ended December 31, 2000, 2001 and 2002. Gross production represents the sum of the oil and gas production from each of the Company's blocks multiplied by the Company's effective interest in such block. Gross production is then shared between the Company and the Government pursuant to the terms of the relevant production sharing arrangement. The Company's net entitlement in a given year represents its share of gross production after deducting the share payable to the Government pursuant to the terms of the relevant production sharing arrangement. For a more complete description of the mechanism for sharing gross production between the Company and the Government, refer to "Industry — Production Sharing Arrangements — PSCs".

	Year ended December 31,		
	2002	2001	2000
Gross production:(1)			
Oil and condensate (MBbls/d)	86.7	81.9	66.7
Natural gas (MMcf/d)(2)	66.5	78.6	69.2
Total (MBOE/d)	98.1	95.3	78.5
Net entitlement:(1)			
Oil and condensate (MBbls/d)	33.5	31.1	25.0
Natural gas (MMcf/d)(2)	48.7	52.6	44.0
Total (MBOE/d)	41.9	40.0	32.5
Lifting cost:			
Oil, condensate and natural gas (US$ per BOE)	2.89	2.05	2.14
Three year average finding and development cost:(3)			
Oil, condensate and natural gas (US$ per BOE)	2.69	1.24	1.28
Three year average finding, development and acquisition cost:(4)			
Oil, condensate and natural gas (US$ per BOE)	3.69	1.56	1.45
Average realized sales price:(5)			
Oil and condensate (US$ per Bbl)	25.30	23.91	28.84
Natural gas (US$ per MCF)	1.53	1.49	1.44

(1) Includes production at the Tuban and Lematang blocks since their acquisition in 2002.

(2) Sales of gas only.

(3) Total costs incurred for exploration and development in the relevant year plus the costs incurred in the previous two years, divided by the sum of gross proved reserve additions, extensions and revisions for all three years. Such gross proved reserve amounts include Company estimates for the Tuban block, which are not included in the GCA Report.

(4) Total costs incurred for exploration, development and acquisitions in the relevant year plus the costs incurred in the previous two years, divided by the sum of gross proved reserve additions, extensions, revisions and acquisitions for all three years. Such gross proved reserve amounts include Company estimates for the Tuban block, which are not included in the GCA Report.

(5) Represents revenues for the year divided by aggregate net entitlement for the year.

The following table summarizes the Company's gross and net proved, and gross proved and probable, oil and gas reserves as of the dates indicated. This reserve data has been derived from the estimates of the Company's gross and net proved, and gross probable, reserves as of January 1, 2001, 2002 and 2003 included in the reserve certification of the GCA Report, independent petroleum engineering consultants. In preparing their report, GCA utilized generally accepted petroleum engineering principles and definitions applicable to the proved and probable reserve categories and subclassifications promulgated by the Society of Petroleum Engineers. The GCA Report is included elsewhere in this Offering Circular. Estimated quantities of gas reserves represent expected sales, after deductions for plant fuel flaring and shrinkage. Prior to 2002 year-end reserve estimates, the Company utilized its own reserve estimates for accounting purposes. See "Business of the Company — Reserves" and "— Description of the Properties".

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and Government regulations. Proved plus probable reserves are proved reserves plus those reserves that are unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Gross reserves are reserves attributable to the Company's effective interest prior to deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement. Net reserves are reserves attributable to the Company's effective interest, after deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement.

	As of January 1,		
	2003	**2002**	**2001**
Gross proved reserves:			
Oil and condensate (MMBbls)	146.8	159.9	179.5
Natural gas (Bcf)	124.0	101.7	137.2
Total (MMBOE)	168.0	177.3	202.9
Net proved reserves:			
Oil and condensate (MMBbls)	47.4	76.4	29.1
Natural gas (Bcf)	82.2	63.3	67.2
Total (MMBOE)	61.4	87.2	40.6
Gross proved plus probable reserves:			
Oil and condensate (MMBbls)	232.4	363.1	225.7
Natural gas (Bcf)	1,645.5	1,829.8	706.1
Total (MMBOE)	513.7	675.9	346.4
Oil reserves developed (%):			
Gross proved	89%	90%	99%
Gross proved plus probable	56%	40%	79%
Gas reserves developed (%):			
Gross proved	71%	79%	82%
Gross proved plus probable	5%	4%	16%
Proved reserve life index (in years):(1)	4.8x	5.1x	7.1x
Proved plus probable reserve life index (in years):(2)	14.6x	19.6x	12.1x

(1) Prior year-end gross proved reserves divided by prior year gross production.

(2) Prior year-end gross proved plus probable reserves divided by prior year gross production.

In addition to the reserve estimates certified in the GCA Report and set forth above, the Company has additional reserves in the Tuban and Lematang blocks acquired in 2002. As of January 1, 2003, the gross proved reserves for the Tuban block were estimated by the Company at 4.9 MMBbls of oil and the gross probable reserves for the Lematang block were estimated by the Company at 147.8 Bcf of gas. The Company's reserve estimates for the Tuban and Lematang blocks are based on reserve data certified by other independent petroleum engineering consultants as of January 1, 2002 for the Tuban block (after deduction of production from January 1, 2002 to December 31, 2002) and December 17, 2000 for the Lematang block (where production since the reserve certification has been minimal).

See "Risk Factors — The oil and gas reserve data in this Offering Circular are only estimates and the Company's actual production, revenue and expenditure with respect to its reserves may differ from such estimates" and "— Probable reserve estimates in this Offering Circular are of a higher risk and are generally believed to be less likely to be recovered than proved reserves" and "Business of the Company — Reserves" and "— Description of the Properties".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis below should be read together with the Consolidated Financial Statements and the selected consolidated financial, production and reserve data, in each case together with the accompanying notes, contained elsewhere in this Offering Circular. The Company's consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See "Summary of Significant Differences between Indonesian GAAP and U.S. GAAP" and "Risk Factors — Risks Relating to the Company — Indonesian corporate and other disclosure and accounting standards differ from those in the United States, countries in the European Union and other jurisdictions". Effective January 1, 2002, the Company changed its reporting currency from Rupiah to U.S. dollars based on PSAK 52, which establishes the accounting standards for Indonesian companies that use a currency other than Rupiah as their reporting and recording currency. The Company has selected the U.S. dollar as its functional currency based on the sales price, cash flows and expense indicators required by PSAK 52. Accordingly, effective January 1, 2002, the Company maintains its books of accounts and presents its consolidated financial statements in U.S. dollars. Previously, the Company maintained its books of accounts and presented its consolidated financial statements in Rupiah.

Overview

The Company is one of the largest private sector oil and gas companies in Indonesia, where it is engaged in oil and gas exploration and production, onshore and offshore contract drilling and methanol production. As of January 1, 2003, the Company's estimated gross proved reserves of 168.0 MMBOE consisted of 146.8 MMBbls of oil and condensate and 124.0 Bcf of natural gas. As of January 1, 2003, the Company's estimated gross proved plus probable reserves of 513.7 MMBOE consisted of 232.4 MMBbls of oil and condensate and 1,645.5 Bcf of natural gas. For the year 2002, the Company produced approximately 31 MMBbls of oil and condensate and 24 Bcf of natural gas, which places the Company as the third largest crude oil producer by volume in Indonesia. The reserve data set forth above excludes the Company's interest in two fields acquired in 2002.

For the year ended December 31, 2002, the Company had revenues of US$420.7 million and EBITDA of US$218.2 million.

The Company derives all of its revenues from sales of crude oil and natural gas, services provided under drilling contracts and sales of methanol, and substantially all of such revenues are denominated in U.S. dollars. The Company's net sales and operating revenues for the three years ended December 31, 2000, 2001 and 2002 were US$349.8 million, US$384.8 million and US$420.7 million, respectively. For the year ended December 31, 2002, net sales and operating revenues from oil and gas sales, drilling operations and methanol sales were US$337.0 million, US$52.9 million and US$30.8 million, representing 80.1%, 12.6% and 7.3% of the Company's total net sales and operating revenue, respectively. For the year ended December 31, 2002, 62.4% of the Company's total net sales and operating revenue was generated from oil production from the Rimau PSC.

The Company's profitability is primarily determined by the difference between prices received for crude oil and natural gas produced by it and its costs of finding, developing and producing these hydrocarbons. The Company's financial performance is also affected by a number of other variables external to it and the petroleum industry, including political, economic and social conditions in Indonesia. For a description of these and other factors affecting the Company's financial performance, see "Risk Factors".

Oil and gas sales

The Company's revenues from sales of crude oil and natural gas are affected primarily by the net entitlement volume of oil and gas and the prices at which they are sold. Net entitlement consists of the Company's (i) cost recovery and (ii) profit share, net of domestic market obligations (see "Industry — Production Sharing Arrangements"). Substantially all of the Company's net crude entitlement in 2002 was sold to Itochu, PTT, Mitsui and Pertamina. Pursuant to the Shareholders' Agreement, the initial 50% of the Company's net crude entitlement available for sale must, subject to the Company's discretion and market conditions, be sold through a

competitive tender process. Pursuant to the Shareholders' Agreement, following the tender PTTEPO has the right of first refusal to purchase an equivalent amount of the Company's net crude entitlement at an equivalent price. If PTTEPO does not exercise its right of first refusal, the equivalent net crude entitlement is to be sold through another competitive tender process. In 2002, the Company launched a competitive tender process for 50% of its net crude entitlement from the Rimau PSC. Itochu won the tender and has purchased 5.04 MMBbls from the Company since the contract commenced on March 31, 2002. The contract with Itochu was due to expire on March 31, 2003 but was extended for two months, until May 31, 2003. Following the winning of the tender by Itochu, PTTEPO exercised its right of first refusal to purchase the balance of the Company's net crude entitlement from the Rimau PSC for nine months commencing July 2002. Pursuant to PTTEPO's exercise of its right, the Company entered into a new contract with PTT (PTTEPO's parent company), which contract was due to expire on March 31, 2003 but was extended for two months, until May 31, 2003. The Company's net crude entitlement from its remaining production sharing arrangements is not subject to any such sales contracts. Crude entitlement not sold pursuant to a sales contract can readily be sold in the spot market, albeit without the modest premium afforded by a sales contract. Half of the Company's net crude entitlement from the Rimau PSC has been re-tendered and won by Mitsui, which bid a premium of US$0.92 above the ICP-SLC. Mitsui's one-year contract will commence when Itochu's contract terminates. PTTEPO has exercised its right of first refusal to purchase the balance of the Company's net crude entitlement from the Rimau PSC during the Mitsui contract period at an equivalent price.

The Company currently sells substantially all of its oil at prices based on the ICP-SLC, with adjustment depending on the quality of the crude oil. The cost recovery portion of net crude entitlement is also calculated based upon ICP prices. The ICP-SLC is the monthly average of the mean of three publications: (i) twice a week by APPI, a panel of international producers, traders and refinery, (ii) daily by RIM, oil industry publishers which focus on the market in the Asia-Pacific region, and (iii) Platts, oil industry publishers which focus on the Japanese market, in the following proportions: 20% APPI, 40% RIM and 40% Platts. The ICP-SLC is published by Pertamina every month. The Company's average realized sales price for oil per Bbl for the years ended December 31, 2000, 2001 and 2002 were US$28.84, US$23.91 and US$25.30 respectively.

The Company has the following gas sales contracts with Pertamina: (i) a contract which expires in 2004 to supply 45.0 MMcf/d of gas (85% take or pay) from the Extension/Kampar PSC to the Palembang fertilizer plant; (ii) a contract which expires in 2018 to supply 9.1 MMcf/d of gas from the Sanga-Sanga TAC to the PLN Tanjung Batu power plant in East Kalimantan; and (iii) a contract which expires in 2007 to supply up to 30 MMcf/d of gas (with 70% take or pay) from the Tarakan PSC to the Company's Bunyu methanol plant in East Kalimantan. Gas sales contracts are typically long term fixed price contracts. The Company's average realized sales price for gas per MMBTU for the years ended December 31, 2000, 2001 and 2002 were US$1.44, US$1.49 and US$1.53, respectively. As most of the natural gas produced by the Company is from gas fields that were discovered while developing oil fields, the costs of developing and operating the gas fields are low.

The cost recovery portion of the net entitlement varies with the level of cost incurred, including capital investment for exploration, development and production, annual operating expenses and the price of oil. For example, if oil prices decrease, the Company's cost recovery portion of production will rise and thus its net entitlement will also rise in terms of barrels of oil. A decline in oil prices, however, may lead to a decline in revenues despite an increase in net entitlement. The Company's share of profit oil and gas, after deduction of Indonesian corporate taxes, ranges from 15% to 35% for oil and 30% to 40% for gas, depending on the production sharing arrangement. After a period of five years starting the month of the first delivery of crude oil produced from each new field in a contract area, the contractor will typically have a domestic market obligation to sell approximately 6% to 7% of the crude oil produced from the contract area at a subsidized price which varies depending on the production sharing arrangement. The Company's domestic market obligation accounted for an average of approximately 6.9% of the Company's gross crude oil production for the past three years. The Company's domestic market obligation reduced after tax earnings on average by approximately US$28.5 million per annum for the past three years. The domestic market obligation does not currently apply to natural gas production but the New Oil and Gas Law may extend domestic market obligations to gas production. See "Risk Factors — Risks Relating to the Oil and Gas Industry".

Indonesian income tax rates (including dividends tax) on the Company's production sharing arrangement operations vary from 44% to 56% depending on the contract area where the revenue is generated. A change in the mix of production percentage from the areas operated by the Company will change the effective tax rate of the Company. Reported income tax expense is significantly influenced by the fact that production sharing arrangements cannot be consolidated for Indonesian income tax purposes. Each PSC is taxed individually and no cross deduction is allowed. No deferred taxes are recognized in connection with exploration and production activities. See "Industry — Production Sharing Arrangements".

Direct expenses for oil and gas sales mainly comprise of lifting expenses, exploration expenses, depreciation and amortization expenses. Lifting expenses are affected by the level of production, salaries and wages, employee benefits, materials and supplies, contract charges and pipeline fees. In future financial statements, the Company intends to reallocate certain pension-related expenses from lifting expenses to operating expenses, which may increase reported gross profit. Exploration expenses vary with the level of exploration activities and the success rate of such activities. Depreciation and amortization are caused by the depletion of capitalized oil and gas exploration and development costs are calculated using the unit of production method. In 2002, the Company began calculating depreciation and amortization using GCA's reserve estimates, except that the Company also counted the Tuban and Lematang reserves excluded from the GCA Report. See Note 14 to the Consolidated Financial Statements. The Company's adoption of GCA's reserve data in 2002 and the resulting decrease in the Company's proven reserves has caused an increase in the Company's depreciation and amortization expense. Between 1997 and 2001, the most recent period for which industry data provided by Pertamina is available, the Company had on average the lowest exploration and development costs, and one of the lowest operation and production costs of any oil and gas operator in Indonesia. The Company's lifting cost for the year 2002 was US$2.89 per BOE. Its average finding and development cost for the three year period ended December 31, 2002 was US$2.69 per BOE. Such low costs are achieved through employment of local professionals, the existing infrastructure in place near the Company's producing blocks and the geographic concentration of its oil fields. For the past three years, an average of approximately 12.7% of the Company's total cash direct and operating expenses were denominated in Rupiah. The Company believes that its cost structure allows it to compete effectively even in a low crude oil price environment.

Drilling operations

The Company's revenues from drilling operations vary based upon demand for drilling and related services, which affects the number of days that the rig fleet is utilized and the dayrates received. Demand for drilling rigs is affected by a number of factors including the level of oil and natural gas exploration and production activities.

Revenues from drilling contracts are recognized as work is performed. When mobilization or rig enhancement is required for a contract, the Company may receive a lump-sum payment to offset all or a portion of the cost. When an offshore rig is moved from one market to another under contract, mobilization revenues and costs incurred are recognized over the term of the related drilling contract. If a rig is moved without a contract, all costs incurred are immediately charged against income. Payments received for rig enhancements are recognized as revenues over the term of the related drilling contract. In addition to the impact of dayrates, which increase and decrease with demand for drilling and related services, revenues from drilling operations may fluctuate from quarter to quarter due to the timing of contract completions, mobilizations, scheduled maintenance and the weather.

In respect of onshore rigs, the average revenue per day for the years ended December 31, 2000, 2001 and 2002 were US$4,569, US$6,185 and US$7,469, respectively. In respect of offshore rigs, the average revenue per day for the years ended December 31, 2000, 2001 and 2002 were US$23,252, US$28,181 and US$26,321, respectively.

Direct expenses are not affected by changes in dayrates, nor are they necessarily significantly affected by fluctuations in utilization. For instance, if a rig is idle for a short period of time, the Company realizes few decreases in expenses since the rig typically is maintained in a ready-to-operate state with a full crew. However, if a rig were expected to be idle for more than a brief period of time, the Company could reduce the size of the rig's crew and take steps to maintain the rig in an idle "stacked" mode, which lowers expenses and partially offsets the negative impact on operating income associated with loss of revenues. Direct expenses may also be impacted by the Company's ability to successfully hire and train sufficient numbers of employees to operate the Company's drilling equipment. The Company recognizes repair and maintenance expenditures that maintain rather than upgrade rigs as direct expenses.

Methanol sales

Since April 1997, the Company has derived revenues from the operation of the Bunyu methanol plant and sales of methanol. Revenues from sales of methanol are affected by production volume and the prices at which the Company can sell its methanol. Methanol prices are volatile and over the last six years have reached a high of US$220 per MT in April 1997 for domestic sales and US$210 per MT (f.o.b.) in May and June 1997 for export sales, and a low of US$72 per MT in December 1998 for domestic sales and US$70 per MT (f.o.b.) in November 1998 for export sales. The Company's average realized price per MT for the years ended December 31, 2000, 2001 and 2002, which track global prices, were US$145.55, US$116.00 and US$132.30, respectively.

Exchange Rates

All major contracts entered into by the Company have historically been denominated in U.S. dollars, and it is anticipated that this will continue to be the case. Such contracts include PSCs, TACs, JOBs, contract drilling agreements, agreements with joint venture partners, major construction contracts, drilling leases, service contracts, oil and gas sales contracts and transportation agreements. Consequently, substantially all of the Company's revenues are denominated in U.S. dollars, and a majority of the Company's cash expenses are also denominated in U.S. dollars. Certain expenses comprising of the salaries of Indonesian employees, local vendors and local rentals, are normally paid in Rupiah. For the past three years, an average of approximately 12.7% of the Company's total cash direct and operating expenses were denominated in Rupiah. Given the relatively small currency mismatch, the Company believes that its exposure to the risk of an appreciation of the Rupiah is limited.

Significant Accounting Standards

The Consolidated Financial Statements contained elsewhere in this Offering Circular have been prepared in accordance with Indonesian GAAP, which differ in certain material respects from U.S. GAAP. For a summary of the significant differences between Indonesian GAAP and U.S. GAAP that are relevant to the Company, see "Summary of Significant Differences between Indonesian GAAP and U.S. GAAP".

The Company uses the successful efforts method of accounting for oil and gas exploration and development costs. The initial acquisition costs of oil and gas properties, the costs of drilling and equipping successful exploratory wells, all development costs, and renewals and betterments, which extend the economic life of the assets, are capitalized. The costs of unsuccessful exploration wells, all other exploration costs, and maintenance and repair costs are charged to earnings as incurred.

Capitalized costs of proved oil and gas properties are depreciated and amortized using the unit-of-production method based on estimated gross proved oil and gas reserves. As changes in circumstances warrant, the net carrying values of proved properties, plant and equipment are assessed to ensure that they do not exceed future cash flows from use. Capitalized costs of unproved properties are also assessed regularly to determine whether an impairment in value has occurred.

Effective January 1, 2002, the Company changed its reporting currency from Rupiah to U.S. dollars based on PSAK 52, which establishes the accounting standards for Indonesian companies that use a currency other than Rupiah as their reporting and recording currency. The Company has selected the U.S. dollar as its functional currency based on sales price, cash flows and expense indicators required by PSAK 52. Accordingly, effective January 1, 2002, the Company maintains its books of accounts and presents its financial statements in U.S. dollars. Previously, the Company maintained its books of accounts and presented its financial statements in Rupiah. This change has been approved by Minister of Finance of Indonesia in his decree No. MEI-641/PJ.42/2001 dated October 19, 2001.

For recording purposes, the beginning balances of the Company's 2002 accounts were remeasured to U.S. dollars using the following bases:

- monetary assets and liabilities were remeasured using the exchange rate at balance sheet date;
- non-monetary assets, liabilities and capital stock were remeasured using historical exchange rates;
- cash dividends were remeasured using rates when dividends were recorded;
- income and expenses were remeasured using the weighted average exchange rate for the year except for income and expenses relating to assets and liabilities which were remeasured using historical exchange rates; and
- the resulting differences from the above remeasurement were included in retained earnings.

Medco Energi's subsidiaries Apexindo, PT Medco Methanol Bunyu ("MMB") and PT Exspan Petrogas Intranusa ("EPI"), which have U.S. dollar functional currency but use the Rupiah as their reporting currency, have remeasured their financial statements into U.S. dollars in order to reflect more closely their economic substance. For the purposes of the consolidated financial statements of the Company as at and for the year ended December 31, 2002, the financial statements of such subsidiaries were translated in accordance with PSAK 52.

For comparative purposes, the consolidated financial statements of the Company for the years ended December 31, 2000 and 2001 were remeasured and restated in U.S. dollars to reflect the functional currency of the Company using the bases described above. The Company used Rp.9,595, Rp.10,400 and Rp.8,940 per US$1.00 as the rate of exchange prevailing at balance sheet date as of December 31, 2000, 2001 and 2002, respectively. The weighted average rate of exchange for year ended December 31, 2000, 2001 and 2002 were in the range of Rp.8,505, Rp.10,265 and Rp.9,261 per US$1.00, respectively.

As the Company derives substantially all of its revenues in U.S. dollars, and a majority of its cash expenses are in U.S. dollars, this change will result in a more accurate presentation of the Company's foreign exchange position and results of operations year over year. See Note 3 to the Consolidated Financial Statements of the Company included elsewhere in this Offering Circular.

In 2001, all of the property and equipment owned by Apexindo and part of the property and equipment owned by PT Medco Antareja (a former subsidiary of Medco Energi merged into Apexindo in 2001) were revalued. The revaluation increment of US$27.5 million, net of minority interest, was recorded as part of equity and recognized as difference due to change in equity of subsidiaries. See Notes 13 and 26 to the Consolidated Financial Statements of the Company included elsewhere in this Offering Circular.

Results of Operations

The following table sets out the Company's net sales and operating revenues by operation for the years ended December 31, 2000, 2001 and 2002:

Net sales and operating revenues

	Year ended December 31,					
	2000		2001		2002	
	(US$ in millions, except percentages)					
Oil and gas sales	286.1	81.8%	299.6	77.8%	337.0	80.1%
Drilling operations	42.8	12.2%	56.8	14.8%	52.9	12.6%
Methanol sales	21.0	6.0%	28.4	7.4%	30.8	7.3%
Total	349.9	100.0%	384.8	100.0%	420.7	100.0%

Recent Developments

In accordance with Indonesian reporting requirements, the Company expects to file its unaudited consolidated financial statements as of and for the three months ended March 31, 2003 and 2002, prepared in accordance with Indonesian GAAP, with the Jakarta Stock Exchange and BAPEPAM on or about May 31, 2003, upon completion of a review of the financial statements by its independent auditor.

World oil prices increased substantially prior to the commencement of hostilities in Iraq. As a result, the Company expects that net sales and operating revenues during the first quarter of 2003 will reflect the high oil prices by historical standards prevailing during the period. However, the Company expects to make certain non-cash accruals during the period which will have the effect of increasing operating expenses.

During the first quarter of 2003, the Company also experienced lower utilization rates of its offshore rigs due to the continuing repair and refurbishment of its rig Maera and the delayed delivery of its rig Raissa. The Company expects that net sales and operating revenues from drilling operations for such period will reflect such lower utilization rate. In addition, the Company expects that drilling operations will incur increased rental expense and repair and maintenance during the period.

The Company expects that its consolidated results for the three months ended March 31, 2003 will be affected by the events described above. With the recent cessation of hostilities in Iraq, oil prices have declined and the Company expects oil prices will continue to decline in the near and medium term. Decreases in oil prices may result in decreased revenues in future periods. In addition, oil production from mature blocks, such as the Rimau PSC, is expected to decline if the Company does not discover new fields or improve recovery from existing fields by successfully drilling additional wells and employing enhanced recovery techniques. The Company, however, expects that the utilization rates of its offshore rigs will increase in future periods as both the rig Yani and the rig Raissa become operational.

Comparison of Years Ended December 31, 2002 and 2001

Net sales and operating revenues

The Company's total net sales and operating revenues increased by 9.3%, from US$384.8 million in 2001 to US$420.7 million in 2002. The increase was due to increased revenue from all three of the principal activities oil and gas sales, drilling operations and methanol sales.

Oil and gas sales

Revenue from oil and gas sales increased by 12.5%, from US$299.6 million in 2001 to US$337.0 million in 2002. The increase consisted of an increase in revenue from oil sales from US$271.0 million in 2001 to US$309.8 million in 2002, partially offset by a decrease in revenue from gas sales from US$28.6 million in 2001 to US$27.2 million in 2002. The increase in revenue from oil and gas sales was due to higher sales prices for both oil and gas in 2002 compared to 2001, as well as increased oil production. The Company's average realized prices for oil increased

from US$23.91 per Bbl in 2001 to US$25.30 per Bbl in 2002, and average realized prices for gas increased from US$1.49 per MMBTU in 2001 to US$1.53 per MMBTU in 2002. The increase in net oil entitlement from 11.3 MMBbls in 2001 to 12.2 MMBbls in 2002, was mainly due to higher lifting rates, namely 81.9 MBbls/d in 2001 compared to 86.7 MBbls/d in 2002, and higher entitlement needed to cover the increase in cost recovery portion under the Company's production sharing arrangements. The decrease in net gas entitlement from 19.2 Bcf in 2001 to 17.8 Bcf in 2002 was mainly due to lower lifting rates, partially offset by higher entitlement needed to cover the increase in cost recovery portion.

Drilling operations

Revenue from drilling operations decreased by 6.9% from US$56.8 million in 2001 to US$52.9 million in 2002, due to lower offshore rig utilization rates of 70% in 2002 compared to 100% in 2001 as well as a decline in average offshore daily revenue from US$28,181 in 2001 to US$26,321 in 2002 due to the blowout at Maera. These declines were offset by increases in both the utilization rate and the average daily revenues of onshore rigs from 43% in 2001 to 61% in 2002 and from US$6,185 in 2001 to US$7,469 in 2002, respectively.

Methanol sales

Revenue from methanol sales increased by 8.5%, from US$28.4 million in 2001 to US$30.8 million in 2002. The increase in revenue from methanol sales was primarily attributable to an increase in the average sales price of methanol, from US$116.00 per MT in 2001 to US$132.30 per MT in 2002, which was partially offset by a decrease in sales volume, from 246,000 MT in 2001 to 232,570 MT in 2002 due to a longer shutdown of the plant for maintenance and repairs in 2002 than in 2001.

Cost of sales and direct expenses

The Company's cost of sales and direct expenses increased by 33.4%, from US$158.8 million in 2001 to US$211.8 million in 2002. The increase was primarily due to increases in oil and gas direct expenses and cost of sales of methanol, which were partially offset by a small decrease in direct expenses from drilling operations.

Oil and gas

Oil and gas direct expenses increased by 64.1%, from US$81.1 million in 2001 to US$133.1 million in 2002. The increase was primarily due to increases in depreciation and amortization expenses, lifting expenses and exploration expenses. The increase in depreciation and amortization expenses from US$18.8 million in 2001 to US$38.3 million in 2002 was primarily due to higher unit of production costs resulting from the decrease of certified reserves following the Company's adoption of GCA's reserve data. Lifting expense increased from US$49.9 million in 2001 to US$64.9 million in 2002, primarily due to increased expenses from the Tuban block (which is not operated by the Company) and higher export expenses and pipeline fees from increased production. Exploration expenses increased from US$12.3 million in 2001 to US$29.9 million in 2002, primarily as a result of dry hole expenses resulting from the writedown of wells, including those in Myanmar.

Drilling operations

Direct expenses of drilling operations decreased by 0.6%, from US$52.8 million in 2001 to US$52.5 million in 2002 mainly due to decreases in repairs and maintenance, depreciation of property and equipment, and rental costs, partially offset by an increase in expenses from labor, catering and insurance and other expenses. Expenses from repairs and maintenance decreased from US$10.1 million in 2001 to US$7.4 million in 2002, primarily as a result of low utilization of Maera following the blowout in February 2002. The decrease in depreciation of property and equipment, from US$15.0 million in 2001 to US$13.8 million in 2002, was due to the suspension of Maera's depreciation cost during the period of its repair. The increase in labor cost, from US$10.6 million in 2001 to US$12.0 million in 2002, was due to increased recruitment and higher

employee related costs in 2002 compared to 2001, primarily as a result of higher onshore rig utilization. Other expenses increased from US$2.4 million in 2001 to US$4.6 million in 2002, primarily due to increased expense from services provided by EPI to Exspan Nusantara in addition to basic rig services.

Methanol

Costs of sales of methanol increased by 5.6%, from US$24.9 million in 2001 to US$26.3 million in 2002, primarily as a result of a decrease in methanol inventory, by US$0.6 million in 2002, as compared to an increase of US$0.9 million in 2001, while direct expense was US$25.7 million in both 2001 and 2002.

Operating expenses

Operating expenses increased by 46.9%, from US$32.4 million in 2001 to US$47.6 million in 2002. The increase in operating expenses was mainly attributable to increases in employee benefits, professional fees, donations and other expenses, partially offset by a decrease in selling expenses. Employee benefits increased from US$2.2 million in 2001 to US$8.4 million in 2002, as a result of higher pension payments. Professional fees increased from US$1.6 million in 2001 to US$7.5 million in 2002 as a result of the initial public offering of Apexindo, the Company's acquisitions of new oil and gas properties and consulting fees relating to new management information systems. Donations increased from US$0.2 million in 2001 to US$1.7 million in 2002 as a result of community relations programs relating to exploration and production properties. Other expenses increased from US$4.1 million in 2001 to US$6.4 million in 2002, primarily as a result of amortized discount of the Existing Notes and other fees and expenses relating to the Existing Notes, increased transportation costs and taxes. Selling expenses decreased from US$3.1 million in 2001 to US$1.1 million in 2002, mainly due to decreased business travel.

Other income/charges

Other charges decreased by 105.4%, from a charge of US$27.9 million in 2001 to a gain of US$1.5 million in 2002, primarily as a result of the absence of an additional provision in 2002 for the doubtful accounts receivable from related parties, which was partially offset by increased interest expense and decreased gains on foreign exchange in 2002. The provision for doubtful accounts receivable from related parties decreased from a charge of US$34.5 million in 2001 to US$0 in 2002 because the write-off of these accounts receivable was completed in 2001. Interest expense increased from US$1.6 million in 2001 to US$8.1 million in 2002, which was mainly attributable to the interest expense relating to the Existing Notes issued on March 19, 2002. Net foreign exchange gain decreased from a gain of US$3.3 million in 2001 to a gain of US$1.7 million in 2002, primarily due to differences arising upon translation of monetary assets and liabilities.

Income before tax

As a result of the foregoing, income before tax decreased by 1.8%, from US$165.8 million in 2001 to US$162.8 million in 2002.

Tax expense

Tax expense decreased by 8.7%, from US$87.0 million in 2001 to US$79.4 million in 2002. Such decrease was mainly attributable to decreased profit share in oil and gas sales due to higher costs, resulting in lower taxable income.

Extraordinary gains

Extraordinary gains were US$0.2 million in 2001. The Company did not realize any extraordinary gains in 2002.

Net income

As a result of the foregoing, net income increased by 7.5%, from US$78.2 million in 2001 to US$84.1 million in 2002.

Comparison of Years Ended December 31, 2001 and 2000

Net sales and operating revenues

The Company's total net sales and operating revenues increased by 10.0%, from US$349.8 million in 2000 to US$384.8 million in 2001. The increase was attributable to an increase in revenue from all three of the principal activities of oil and gas sales, drilling operations and methanol sales.

Oil and gas sales

Revenues from oil and gas sales increased by 4.7%, from US$286.1 million in 2000 to US$299.6 million in 2001. The increase consisted of an increase in revenue from oil sales from US$262.9 million in 2000 to US$271.0 million in 2001 and an increase in revenue from gas sales from US$23.1 million in 2000 to US$28.6 million in 2001. The increase in revenue from oil and gas sales was attributable to increased production of both oil and gas, as well as higher sales prices for gas. The increase in net oil entitlement from 9.1 MMBbls in 2000 to 11.3 MMBbls in 2001 was mainly due to higher lifting rates, namely 81.9 MBbls/d in 2001 compared to 66.7 MBbls/d in 2000. However, the Company's average realized price for oil declined from US$28.84 per Bbl in 2000 to US$23.91 per Bbl in 2001. The increase in net gas entitlement from 16.0 Bcf in 2000 to 19.2 Bcf in 2001 was mainly due to higher lifting rates. The Company's average realized price for gas increased from US$1.44 per MMBTU in 2000 to US$1.49 per MMBTU in 2001.

Drilling operations

Revenue from drilling operations increased by 32.7%, from US$42.8 million in 2000 to US$56.8 million in 2001. The increase in revenue from drilling operations was the result of an increase in the utilization rate of both offshore and onshore drilling rigs in 2001, as well as increased daily revenues for such rigs in 2001. The utilization rate of offshore drilling rigs increased from 76% in 2000 to 100% in 2001. The stacking of Maera and Raisis for repair and upgrade for approximately two months contributed to the lower offshore utilization rate in 2000. The average daily revenues for the offshore rigs also increased from US$23,252 in 2000 to US$28,181 in 2001. The onshore rig utilization rate increased from 37% in 2000 to 43% in 2001. The average daily revenues for onshore rigs increased from US$6,185 in 2000 to US$7,469 in 2001.

Methanol sales

Revenue from methanol sales increased by 35.2%, from US$21.0 million in 2000 to US$28.4 million in 2001. Such increase was due to an increase in both methanol sales volume and prices. Methanol sales volume increased from 144,450 MT in 2000 to 246,000 MT in 2001. The lower sales volume in 2000 was the result of plant closure for approximately four months. The average methanol price decreased from US$145.55 per MT in 2000 to US$116.00 per MT in 2001.

Cost of sales and direct expenses

The Company's cost of sales and direct expenses increased by 4.8%, from US$151.5 million in 2000 to US$158.8 million in 2001. Such increase was primarily due to increases in direct expenses for drilling operations and cost of methanol sales, partially offset by a decrease in direct expenses for oil and gas sales.

Oil and gas

Oil and gas direct expenses decreased by 4.1%, from US$84.6 million in 2000 to US$81.1 million in 2001. Such decrease was due to decreases in exploration expense, cost of sales of oil and lifting expenses, partially offset by an increase in depreciation and amortization. Exploration expense decreased, from US$16.3 million in 2000 to US$12.3 million in 2001, primarily as a result of lower dry hole expenses in 2001. Cost of sales of oil decreased from US$2.2 million in 2000 to US$0 in 2001, as a result of there having been no overlift of net entitlement in 2001.

Lifting expense decreased from US$51.5 million in 2000 to US$49.9 million in 2001, primarily as a result of FSO mobilization fees in 2000 that did not recur in 2001. Depreciation and amortization expense increased by 29.7%, from US$14.5 million in 2000 to US$18.8 million in 2001, as a result of higher production.

Drilling operations

Drilling operations expenses increased by 9.1%, from US$48.4 million in 2000 to US$52.8 million in 2001, mainly due to small increases in most expense items due to higher utilization rates and increased other expenses, which were partially offset by a decrease in rig movement expenses. The increase in other expenses from US$0.2 million in 2000 to US$2.4 million in 2001, consisted primarily of increased expense from services provided by EPI to Exspan Nusantara in addition to basic rig services. The decrease in expense for rig movement from US$2.9 million in 2000 to US$1.5 million in 2001, was due to lower utilization in 2000 which required Apexindo to bear a large portion of the cost of moving the rigs back to the warehouse.

Methanol

Cost of sales of methanol increased by 33.9%, from US$18.6 million in 2000 to US$24.9 million in 2001. Such increase in cost of sales was mainly due to an increase in the amount of feed gas required which was associated with the increase in production.

Operating expenses

Operating expenses decreased by 6.6%, from US$34.7 million in 2000 to US$32.4 million in 2001. The decrease in operating expenses was mainly attributable to a decrease in contract charges and repairs and maintenance, which were partially offset by increases in salaries and wages, other employee benefits and selling expenses. The decrease in contract charges, from US$7.4 million in 2000 to US$1.1 million in 2001, was due to expenses related to geological and other consulting fees in 2000 that did not recur in 2001. The decrease in repairs and maintenance, from US$2.1 million in 2000 to US$0.9 million in 2001, was due to upgrading of facilities in connection with the commencement of oil exports from Rimau in 2000 that did not recur in 2001. The increase in salaries and wages, from US$8.0 million in 2000 to US$14.2 million in 2001, was due to higher performance-based compensation for management and a general increase in salaries. The increase in other employee benefits, from US$0 in 2000 to US$2.2 million in 2001, was due to a new compulsory employee pension scheme initiated in 2001. The increase in selling expenses, from US$1.6 million in 2000 to US$3.1 million in 2001, was primarily attributable to an increase in business travel expenses from US$1.2 million to US$2.7 million as a result of an increase in the Company's international business development activities.

Other income/charges

Other charges decreased by 24.2% from a charge of US$36.8 million in 2000 to a charge of US$27.9 million in 2001, primarily as a result of a net foreign exchange gain instead of a net foreign exchange loss and decreased interest expense, partially offset by an increase in provisions for doubtful accounts receivable from related parties. Net foreign exchange losses were US$1.8 million in 2000 and net foreign exchange gains were US$3.3 million in 2001, primarily as a result of differences arising upon translation of monetary assets and liabilities. Interest expense decreased from US$5.4 million in 2000 to US$1.6 million in 2001, due to lower debt outstanding throughout 2001 compared to 2000. The provision for doubtful accounts receivable from related parties increased from a charge of US$32.2 million in 2000 to US$34.5 million in 2001 as a result of the write-off of the remaining doubtful accounts receivable from related parties.

Income before tax

As a result of the foregoing, income before tax increased by 30.9%, from US$126.7 million in 2000 to US$165.8 million in 2001.

Tax expense

Tax expense increased by 14.6%, from US$75.9 million in 2000 to US$87.0 million in 2001. Such increase was due to higher taxable income from all three businesses, as well as an increase in deferred tax charges arising in 2001 from increased depreciation charges for rigs that were revalued by the Company in 2001.

Extraordinary gains

Extraordinary gains decreased by 98.0%, from a gain of US$9.9 million in 2000 to US$0.2 million in 2001. The gains in 2000 reflected the Company's redemption in 2000 of substantially all of its outstanding Series A and B Notes at a discount.

Net income

As a result of the foregoing, net income increased by 28.2%, from US$61.0 million in 2000 to US$78.2 million in 2001.

Liquidity and Capital Resources

Historically, the Company's operations, capital expenditures and working capital requirements have been funded from cash generated from operations and from borrowings, both short-term and long-term. The Company generated an aggregate of US$707.7 million of cash from operations in the three years 2000, 2001 and 2002 and had aggregate capital expenditures of US$261.6 million in the same period. During 2001, the Company's cash generated from operations increased by 5.4%, as compared to 2000, and during 2002, the Company's cash generated from operations increased by 18.1% as compared to 2001. The increase in cash generated from operations in 2001 compared with 2000 was due to higher income from operations in 2001 compared to 2000, partially offset by a decrease in amounts payables in 2001, and the increase in cash generated from operations in 2002 compared to 2001, despite lower income from operations in 2002 compared to 2001, was due to higher non-cash depreciation expenses and an increase in accounts payables and accrued expenses in 2002.

The Company's US$33.2 million capital expenditure in 2000 was met by cash generated from operations. Capital expenditure in 2000 was primarily related to development expenditure in relation to the Rimau block.

Capital expenditure in 2001 was US$62.5 million. Such expenditure primarily related to development expenditure within the production blocks, particularly in relation to the Rimau block. Capital expenditures in 2001 were funded from cash from operations.

Capital expenditure in 2002 was US$165.9 million. Such expenditure primarily related to development expenditure within the production blocks, particularly in relation to the Rimau block, as well as expenditures for the construction of two new rigs (Yani and Raissa) and refurbishment of the Maera rig by Apexindo. In addition, the Company spent US$33.3 million to acquire interests in new oil and gas fields. Capital expenditures and acquisitions in 2002 were funded from cash from operations and proceeds from the Existing Notes.

The Company's planned capital expenditures in the next three years for its three business units are as follows:

- ➢ *Exploration and development activities*: approximately US$148.9 million, US$153.9 million and US$322.6 million for the years 2003, 2004 and 2005, respectively. Such capital expenditures are expected to relate primarily to the development of the Extension/Kampar and Rimau blocks (during all three years), and, subject to the development of related projects and associated infrastructure and the signing of necessary gas sales agreements, the development of Senoro-Toili (during 2004 and 2005) and Lematang (during 2005);
- ➢ *Drilling*: approximately US$91.5 million, US$4 million and US$2 million for the years 2003, 2004 and 2005, respectively. Capital expenditures in 2003 will relate primarily to the two new rigs, as well as the refurbishment of Maera; and
- ➢ *Methanol*: approximately US$7 million in aggregate during the years 2003, 2004 and 2005.

In addition to the budgeted development and exploration expenditures relating to the Company's oil and gas properties described above, the Company may make additional acquisitions, capital expenditures and investments in these periods consistent with its business strategy. The above budgeted amounts do not include any investments the Company may make in acquisitions of oil and gas properties or other downstream projects, if any.

The Company's ability to maintain and grow its revenues, net income and cash flows depends upon continued capital spending. The Company's capital expenditure plans are subject to a number of risks, contingencies and other factors, such as oil and gas prices, market demand, acquisition opportunities and the success of the Company's drilling program, some of which are beyond the Company's control. The Company adjusts its capital expenditure and investment budget periodically, based on factors deemed relevant by the Company. Therefore the Company's actual future capital expenditures and investments are likely to be different from its current planned amounts, and such differences may be significant.

In March 2002, the Issuer issued the Existing Notes, which are guaranteed by Medco Energi. The Existing Notes have an aggregate principal amount of US$100 million, bear interest at a rate equal to 10.0% per annum, and will mature in March 2007. The Existing Notes are the subject of the concurrent Exchange Offer and Consent Fee Offer pursuant to which new Notes will be issued in exchange for all or a portion of the Existing Notes. The Exchange Offer and Consent Fee Offer will be closed prior to the issuance of the Notes. See "Concurrent Exchange Offer and Consent Fee Offer".

In March 2003, Apexindo entered into a secured project finance facility with Fortis Bank S.A./N.V. for up to US$39 million. The proceeds of such facility will be used to finance the cost of the rig Raissa, which, together with proceeds from the related drilling contract, will secure repayment of the facility. The facility will be repaid by 16 successive quarterly installments and the first installment will be made three months after the drawdown of the facility, and bears interest at LIBOR plus an average of 2.35%. Apexindo is considering a similar facility to finance the rig Yani.

The Company believes that its future cash flows from operations, the net proceeds of the issuance of the Notes, and the Company's borrowing capacity (including available project finance facilities) will be sufficient to fund its planned capital expenditures and investments, debt maturities and working capital requirements. The Company's ability to obtain adequate financing to satisfy its capital expenditure and debt service requirements may be limited by its financial condition, results of operations and the liquidity of international and domestic financial markets.

Market risks

The Company's primary market risk exposures are to fluctuations in oil and gas prices and exchange rates.

Commodity price risks

The Company is exposed to fluctuations in prices of crude oil and natural gas, which are commodities whose prices are determined by reference to international market prices. International oil and gas prices are volatile and this volatility has a significant effect on the Company's revenues and net income. Due to the cost recovery provided to the Company in its production sharing arrangements, the Company does not currently hedge market risk resulting from fluctuations in oil and gas prices, but it is evaluating certain hedging arrangements that it may implement in the future. See "— Overview" and "Risk Factors — Risks Relating to Oil and Gas Industry — The volatility of prices for crude oil, condensate and natural gas and the cyclical nature of the oil and gas industry could adversely affect the Company's results of operations".

Exchange rate risks

Substantially all of the Company's revenues are denominated in U.S. dollars, and a majority of the Company's cash expenses are also denominated in U.S. dollars. Certain expenses comprising of the salaries of Indonesian employees, local vendors and local rentals, are normally paid in Rupiah. For the past three years, an average of approximately 12.7% of the Company's total direct cash and operating expenses were denominated in Rupiah. Given the relatively small currency mismatch, the Company believes that its exposure to the currency risk of an appreciation of the Rupiah is limited.

INDUSTRY

Brief History

Indonesia's oil and gas industry is recognized as the third oldest in the world after the United States and Russia. The first discovery of oil in commercial quantities was in 1885 at Telaga Said in North Sumatra, Indonesia.

Following its independence in 1945, Indonesia recognized the potential which oil possessed for providing the funds necessary for the development of the country and its infrastructure.

In late 1971, a major gas discovery was made in the Arun field in northern Sumatra by Mobil Oil Indonesia Inc., followed by Huffco Indonesia in the Badak field in East Kalimantan in early 1972. These two independent discoveries established Indonesia as a major exporter of liquefied natural gas ("LNG") with the shipment of its first cargo in August 1977 to Japan. World LNG trade has grown at a rate in excess of 17% per year since the early 1970's, resulting in Indonesia being the 5th largest supplier of LNG in the world, producing approximately 56.6 million tonnes oil equivalent (approximately 2218.7 Bcf) in 2001. Indonesia today produces about 1.3 MMBbls of oil and condensate per day and exports about 800,000 Bbls/d. It is the 17th largest oil producing country in the world. Oil and gas are the largest contributors to state revenue by industry sector, contributing approximately 24.6% to domestic revenues in 2002.

Indonesia is a member of OPEC, a group of 11 oil producing countries representing approximately 40% of world oil production in 2001.

The historical oil and gas production in Indonesia is shown in the following table:

	Oil	Gas
	(MMBbls)	(Bcf)
1965	176	112
1970	312	109
1975	477	222
1980	577	1,046
1985	490	1,580
1990	534	1,558
1995	585	2,999
2000	516	2,901
2001	489	2,807
Through November 2002	427	2,500

Source: Directorate General of Oil and Gas, Indonesia, BPMigas.

Indonesia's oil and gas sector has historically been a key contributor to its economy, and today remains an important contributor of Government export revenues and an important source of foreign exchange for the country. In 2002, exports of oil and gas products accounted for approximately 21% of all export earnings.

Annual Indonesian oil and gas production

	2001	2000	1999
Crude oil production (1,000 Bbls/d)	1,214	1,272	1,351
Condensate production (1,000 Bbls/d)	130	142	149
Natural gas production (Bcf)	2,807	2,901	3,068
Crude oil exports (1,000 Bbls)	216,474	195,266	250,904
Condensate exports (1,000 Bbls)	25,138	28,234	34,496
LNG exports (MMBTU)	1,238,785	1,400,024	1,501,936
LPG exports (1,000 MT)	1,484	1,306	1,745

Source: Petroleum Report Indonesia 2002, American Embassy Jakarta.

Annual foreign currency earnings from the Indonesian oil and gas industry

	2001	2000	1999
		(US$ in millions)	
Oil exports (f.o.b.)	6,904	6,288	4,314
Oil imports (f.o.b.) and services	5,462	2,046	1,501
Net oil exports	1,442	4,242	2,813
LNG exports (f.o.b.)	5,375	6,115	4,489
Net LPG exports	389	295	381

Source: Department of Finance, Republic of Indonesia and various industry publications.

Outlook of Indonesia on Oil and Gas Industry

The outlook of the Indonesian oil and gas industry will be influenced by the Indonesian and regional political dynamics and economics and world prices for crude oil. Although crude oil is traded globally, the supply/demand equation varies within each region. In the Asia Pacific region, over 40% of crude oil demand has to be imported, with consumption outstripping production by approximately 160%. The expected continued growth of the Indonesian and the South-East Asian economics will lead to further growth in energy demand from oil, gas and other energy sources.

The continually increasing domestic oil consumption has raised concerns that Indonesia will no longer be a net exporter of oil within the first decade of the 21st century. To offset this potential loss of foreign currency earnings and to remain a net oil exporter, the Government has taken seven steps:

- In 1993, it increased the price of fuel by reducing its fuel subsidies and therefore reducing fuel demand growth in Indonesia to a planned 5% per year growth rate.
- It has issued incentive packages at regular intervals to stimulate further exploration for oil and gas in so called "frontier" and "deep water" areas particularly in the eastern part of Indonesia.
- The electricity generation industry has been deregulated to allow private investors to generate electricity for public consumption. Fuel usage efficiency is expected to improve as a result.
- It has promoted the use of natural gas as a domestic fuel in substitution for liquid fuels which can be exported.
- In October 2001 it promulgated the New Oil and Gas Law, setting out the boundaries for the liberalization of the oil and gas industry in Indonesia. See "— New Oil and Gas Law".
- It has encouraged the use of geothermal electrical generation capacity to reduce its dependence on oil as a fuel.
- It has reinitiated negotiations with at least 14 independent power producers to secure the supply of electricity for the country and improve the market for investment into alternative energy sources.

The Government's exploration incentives should stimulate exploration drilling in eastern Indonesia while the emphasis on oil exports and gas substitution for liquid fuel should also encourage drilling of both oil and gas wells.

Exploration geoscientists believe that opportunities for further oil and gas discoveries exist in Indonesia, with some 38 tertiary and pre-tertiary sedimentary basins being explored to date and a further 22 undrilled sedimentary basins, mainly in eastern Indonesia, yet to be explored. The demand for electrical power also provides opportunities for the provision of gas-fuelled power plants and has resulted in an increase in demand for gas.

Production Sharing Arrangements

Indonesia's oil and gas resources are controlled by the Government. Prior to the enactment of New Oil and Gas Law, the Indonesian state owned oil and gas company, Pertamina, managed all of Indonesia's oil and gas resources on behalf of the Government. In most cases, Pertamina entered into production sharing arrangements with private sector energy companies entitling such private sector energy companies to a portion of the production from the fields in the applicable production sharing area.

The New Oil and Gas Law which was enacted in October 2001, creates an overall statutory framework for a fundamental restructuring of the oil and gas regime, principally resulting in an ending to Pertamina's monopoly in upstream oil and gas and the liberalization of the domestic oil and gas markets. Under the New Oil and Gas Law, BPMigas, a non-profit Government-owned board, has replaced Pertamina as the Government party to all production sharing arrangements. Under the terms of the New Oil and Gas Law, on the establishment of BPMigas, all rights and obligations of Pertamina under production sharing contracts were transferred to BPMigas. A further instrument will be executed (currently expected to take place by mid-2003) to formally reflect the new Government party to such production sharing contracts. Pertamina is to be converted into a limited liability operating company, to compete on an equal basis with other regulated oil and gas companies in Indonesia. PT Pertamina Persero will also be required to enter into a production sharing arrangement or other form of cooperation contract with BPMigas for continued exploration and exploitation of the fields retained by Pertamina.

Pertamina entered into production sharing arrangements with private sector energy companies whereby such companies explore and develop oil and gas in specified areas in exchange for a percentage interest in the production from the fields in the applicable production sharing area. The working relationship and sharing of production between the Government and the operator engaging in the Indonesian oil and gas industry remains governed by such production sharing arrangements. On entering into a production sharing arrangement, the operator has to commit to spending a specified sum of capital to implement an agreed work program.

Production sharing arrangements are based on five main principles:

- contractors are responsible for all investments (exploration, development and production);
- contractors' investment and production costs may be recovered against production;
- profits are split between the Government and contractors based on production after the cost recovery portion;
- ownership of tangible assets remains with the Government; and
- overall management control remains with BPMigas on behalf of the Government.

PSCs

An original PSC (i.e. an existing PSC created under the predecessor regulatory framework to the New Oil and Gas Law) is awarded to explore for and to establish commercial hydrocarbon reserves in a specified area prior to commercial production. The PSC is awarded for a number of years depending on the contract terms, subject to discovery of commercial quantities of oil and gas within a certain period, although this exploration period can generally be extended by agreement between the contractor and BPMigas. The contractor is generally required to relinquish specified percentages of the contract area by specified dates unless such designated areas correspond to the surface area of any field in which oil and gas has been discovered.

BPMigas is expected to continue Pertamina's role and be responsible for managing all PSC operations, assuming and discharging the contractor from all taxes, other than Indonesian corporate taxes and the tax on interest, dividend and royalty and others set forth in the PSC, obtaining approvals and permits needed by the project and approving the contractor's work program and budget. The responsibilities of a contractor under a PSC generally include advancing necessary funds, furnishing technical aid and preparing and executing the work program and budget. In return, the contractor may freely lift, dispose of and export its share of crude oil and retain abroad its proceeds obtained from its share.

In each PSC, the contractor and BPMigas share the total production in any given period in a ratio agreed between the two under the terms of that PSC. The contractor generally has the right to recover all finding and development costs, as well as operating costs, in each PSC against available revenues generated by the PSC after deduction of first tranche petroleum ("FTP"). Under FTP terms, the parties are entitled to take and receive oil and gas of a certain percentage each year, depending on contract terms, of the total production from each production zone or formation in each such year, before any deduction for recovery of operating costs, investment credits and handling of production. FTP for each year is generally shared between the Government and the contractor in accordance with the standard sharing splits. The balance is available for cost recovery for the contractor calculated by reference to the prevailing Indonesian crude price. After the contractor has recovered all allowable costs, the Government is entitled to a specified profit share of the remaining natural gas and crude oil production and the contractor keeps the rest as its profit share. The contractor is obligated to pay Indonesian corporate taxes on its specified profit share at the Indonesian corporate tax rate in effect at the time the PSC is executed. See "Business of the Company — Production".

The total of the contractor's share of FTP, production attributable to cost recovery and post-tax profit share represents its net crude entitlement for a given period.

After the first five years of a field's production, all PSCs in Indonesia are subject to domestic market obligations or DMOs under which the contractor is required to supply, at a reduced price, the domestic market with the lesser of 25% of (i) the contractor's before-tax share of total crude oil production and (ii) the contractor's share of profit oil. This reduced price varies from PSC to PSC, in each case calculated at the point of export. Under the old law, DMO does not apply to natural gas production. Under the New Oil and Gas Law, DMO may apply to natural gas production (see "— New Oil and Gas Law").

The contractor is obligated to pay BPMigas a compensation bonus upon approval by the Government of the PSC and production bonuses after specified daily production goals for the contract area have been reached. BPMigas has the right to demand that a specified percentage (generally 10%) undivided interest in the total rights and obligations under the PSC be offered to an entity designated by BPMigas (the "Indonesian participant"). This right lapses if not exercised by BPMigas within three months after the contractor notifies BPMigas of its first discovery of petroleum in the contract area. In return, the Indonesian participant typically reimburses the contractor for an amount equal to that specified percentage of the sum of the costs incurred under the PSC to the date of the demand, including a proportion of the compensation bonus and production bonuses previously paid by the contractor to BPMigas. These amounts can be paid directly in cash or through production instalments. All payments to be made under the PSC to BPMigas, the Government or the contractor must be made in U.S. dollars or in other currency acceptable to the payee. However, the contractor may make payments to BPMigas or the Government in Rupiah to the extent that such currency is realised as a result of the domestic sale of crude oil or natural gas. In the future the Company expects that Indonesian participant rights will also be exercised in favor of local and provincial governments.

Disputes arising between the contractor and BPMigas pursuant to the PSC are submitted to arbitration under the Rules of the Arbitration of the International Chamber of Commerce. The PSC is governed by the laws of the Indonesia. Either party has the right to terminate the PSC on 90 days' written notice if a major breach of the PSC is committed by the other party, provided that conclusive evidence of such breach is found through arbitration or a final court decision.

TACs

A TAC is awarded when a field has prior or existing production and is awarded for a certain number of years depending on the contract terms. The oil or gas production is first divided into non-shareable and shareable portions. The non-shareable portion represents the production which is expected from the field (based on historic production of the field) at the time the TAC is signed. Under a TAC, production from the non-shareable portion declines annually. The shareable portion corresponds to the additional production resulting from the operator's investment in the field and is split in the same way as for a PSC.

JOBs

In a JOB, operations are conducted by a joint operating body headed by Pertamina and assisted by the private sector energy company through their respective secondees to the JOB. In a JOB, Pertamina has a percentage of the working interest (as agreed by contract). The balance, after the production is applied towards cost recovery and cost bearing as between Pertamina and the private sector energy company, is the shareable portion which is split in the same way as for an ordinary PSC.

New Oil and Gas Law

The New Oil and Gas Law came into force in November 2001. The New Oil and Gas Law replaces the old Law No. 8 of 1971 (regarding Pertamina) and Law No. 44 of 1960 (regarding the oil and gas mining law) which had functioned as references in the national oil business for the past 30 years. The New Oil and Gas Law creates an overall statutory framework for a fundamental restructuring of the oil and gas regime, principally resulting in an ending to Pertamina's monopoly in upstream oil and gas and the liberalization of the domestic oil and gas markets. Unlike its predecessor law, which did not distinguish between upstream and downstream activities as they were monopolized by Pertamina, the New Oil and Gas Law categorizes oil and gas activities into upstream and downstream activities. Upstream activities consist of exploration and exploitation of oil and gas resources, while downstream activities (which include midstream activities) encompass processing, transporting, storage and commerce. The New Oil and Gas Law introduces two new governmental boards, the Operating Board (BPMigas) and the Regulating Board (Badan Pengatur). BPMigas, a non-profit Government-owned board, is to control upstream activities on behalf of the Government as the holder of exclusive mining authority. The functions of BPMigas are similar to the functions of Pertamina's BPPKA division/Manajemen Production Sharing, which was responsible for the administration of contracts under the previous legislative framework. Badan Pengatur, an independent governmental board, is tasked with supervisory and regulatory functions at the downstream level, in order to ensure the availability and distribution of fuels throughout the Indonesian territory and to promote gas utilization in the domestic market.

Under the terms of the New Oil and Gas Law, on the establishment of BPMigas, all rights and obligations of Pertamina under production sharing arrangements were transferred to BPMigas and BPMigas has replaced Pertamina as the Government party to all production sharing arrangements. It is expected that a further instrument will be executed (currently expected to take place by mid-2003) to formally reflect the new Government party to such production sharing arrangements.

Further, the New Oil and Gas Law requires Pertamina to be converted into the Persero form of organization (a limited liability company) by November 23, 2003. Prior to the conversion, Pertamina is to continue to perform its pre-existing oil and gas activities, control and manage assets, employees, and other related matters. Thereafter, Pertamina as a limited liability operating company (PT Pertamina Persero) is to compete on an equal basis with other regulated oil and gas companies in Indonesia. PT Pertamina Persero will also be required to enter into a production sharing arrangement or other form of cooperation contract with BPMigas for continued exploration and exploitation of the fields retained by Pertamina.

The New Oil and Gas Law is umbrella legislation setting forth general principles that are expected to be further developed in a series of Government regulations, presidential decrees and ministerial decrees, few of which have been promulgated. Under the New Oil and Gas Law, upstream activities are performed through production sharing contracts or other forms of cooperation contract. The main principles governing these future contracts appear to be similar to the ones governing the current production sharing arrangements. Under the New Oil and Gas Law,

the key principles are that title over the resources in the ground remains with the Government (and title to the oil and gas lifted for the contractor's share passes at the point of transfer, usually the point of export), operational management control is with BPMigas, and all funding and risks are to be assumed by investors (the Government through BPMigas is not allowed to bear or assume these). Negotiation of production sharing arrangement terms with potential contractors will be handled primarily by the Ministry of Energy and Natural Resources, and the Indonesian Parliament must be notified of the production sharing arrangements. Only one working area can be given to any one legal entity (also known as ring fencing). Based upon the provisions of the New Oil and Gas Law, the Company believes that the New Oil and Gas Law will not materially alter the terms of existing production sharing arrangements.

The New Oil and Gas Law may have the following implications in the upstream sector:

- Under the existing PSC structure, contractors are only required to supply 25% of oil produced domestically at a subsidized price. This may no longer be the case, as the New Oil and Gas Law imposes the obligation to supply up to maximum of 25% of oil and/or gas production to the domestic market. This requirement will be further elaborated in an implementing Government regulation which will essentially contain the domestic market conditions, implementing mechanism and pricing rules, as well as incentive policies.

- Under the existing PSC structure, contractors are required to pay only corporation and dividend taxes. Cooperation contracts will allow contractors to opt for a tax regime consistent with the applicable tax law at the time that the contract is signed or the applicable general corporate tax law.

- Under the New Oil and Gas Law, the Company will be entitled to elect to lock-in prevailing Government tax rates for the entire term of a new production sharing arrangement at the time the arrangement commences.

Another key item in the New Oil and Gas Law is the establishment of an independent governmental board, Badan Pengatur, in 2002 to ensure the availability and distribution of fuel throughout the Indonesian territory and to promote gas utilization in the domestic market. Although the general principle is that pricing of fuel and gas are to be determined by the market, it should be noted that the New Oil and Gas Law allows the Government to provide special assistance to create a replacement for the current subsidy scheme in respect of certain consumers for the use of certain types of fuel. Further, the Government is allowed to adopt a gas pricing policy for household gas, small scale customers and certain other categories of users. By 2006, it is expected that the Government subsidy on oil-based fuel will be abolished and free competition in the downstream sector will begin.

BUSINESS OF THE COMPANY

Overview of the Company

The Company is one of the largest private sector oil and gas companies in Indonesia, where it is engaged in oil and gas exploration and production, onshore and offshore contract drilling and methanol production. As of January 1, 2003, the Company's estimated gross proved reserves of 168.0 MMBOE consisted of 146.8 MMBbls of oil and condensate and 124.0 Bcf of natural gas. As of January 1, 2003, the Company's estimated gross proved plus probable reserves of 513.7 MMBOE consisted of 232.4 MMBbls of oil and condensate and 1,645.5 Bcf of natural gas. For the year 2002, the Company produced approximately 31 MMBbls of oil and condensate and approximately 24 Bcf of natural gas, which places the Company as the third largest crude oil producer by volume in Indonesia. The reserve data set forth above excludes the Company's interest in two fields acquired in 2002.

For the year ended December 31, 2002, the Company had revenues of US$420.7 million and EBITDA of US$218.2 million.

The Company has the right to explore for and produce oil and gas over 43,222 square kilometers in Indonesia under production sharing arrangements with BPMigas, Indonesia's national upstream oil and gas regulator. Under such production sharing arrangements, the Company is entitled to recover its costs and earn an after-tax profit share out of production once the block is declared commercially exploitable by BPMigas. See "Industry — Production Sharing Arrangements". The Company currently produces crude oil and natural gas from 565 wells in four properties located in Sumatra and Kalimantan in Indonesia. Oil and gas production accounted for 80.1% of the Company's net sales and operating revenues and 91.1% of its EBITDA in 2002.

The Company owns a fleet of 11 onshore drilling rigs and five offshore drilling rigs to provide contract drilling services to oil and gas companies, mainly in Indonesia. The Company's drilling rigs are used for oil, gas and geothermal exploration and production. The Company's offshore rigs include four submersible rigs capable of operating in water depths of up to 25 feet and a jack-up rig capable of operating in water depths of up to 350 feet. The contract drilling operations of the Company are conducted by Apexindo, which is 77.5% owned by Medco Energi and whose shares were listed on the Jakarta Stock Exchange in June 2002. Apexindo had a market capitalisation of Rp.636.9 billion as of December 31, 2002. Contract drilling accounted for 12.6% of the Company's net sales and operating revenues in 2002.

As part of the Company's strategy of creating new markets for its natural gas reserves, the Company assumed the operation of the Bunyu methanol plant in East Kalimantan in April 1997. In 2002, the Company delivered approximately 21 MMcf/d of gas to the plant from its Tarakan field under a 10-year contract with Pertamina expiring in 2007. Methanol production accounted for 7.3% of the Company's net sales and operating revenues in 2002.

Brief History

The Company was established in 1980 as an Indonesian drilling contractor under the name of PT Meta Epsi Pribumi Drilling Company. It began oil and gas production in Kalimantan in 1992 when it acquired exploratory and production licenses from affiliates of Tesoro Petroleum Company in East Kalimantan in 1992. In 1995, it expanded its exploration and production activities to Sumatra by acquiring the companies that owned the rights to the Rimau block from affiliates of Exxon and Mobil. In 1996, the Company significantly increased its exploratory drilling activities, which resulted in the discovery of substantial reserves of oil and natural gas in the Kaji and Semoga fields of the Rimau block, Southern Sumatra. In 1997, the Company assumed the operation of the Bunyu methanol plant in East Kalimantan and began delivering gas to the plant from its Tarakan field under a gas sales agreement. In 1998, the Company delivered its first gas supply to PLN's power plant in Tanjung Batu, covering 60% of East Kalimantan's electricity market. In 2000, the Company acquired interests in three new blocks, Simenggaris, Madura and Senoro-Toili, followed by the discovery of the Soka oil field in South Sumatra. In 2001, the Company acquired an interest in the Bengara block in Kalimantan and more recently acquired interests in the Tuban block in East Java, in the Asahan block in North Sumatra, in the Lematang block in Sumatra, and in the Yapen and Rombebai blocks in Papua, further adding to its exploration prospects.

In 1999, the Company underwent a successful debt restructuring following the Asian financial crisis. In connection with such restructuring, Credit Suisse First Boston (Hong Kong) Limited ("CSFB") acquired, in a series of transactions, an up to 85.44% direct and indirect equity interest in the Company. In October 2001, PTTEP, a publicly-listed oil and gas exploration and production company in Thailand, through its subsidiary PTTEPO, acquired a 34.18% indirect equity interest in the Company from CSFB. See "Principal Shareholders". In June 2002, Apexindo, the Company's contract drilling subsidiary, completed an initial public offering of its shares and listing on the Jakarta Stock Exchange, resulting in the sale of 11.46% of such shares to the public, the balance remaining owned by Medco Energi and other shareholders.

Medco Energi's registered and principal executive office is located at 16th Floor, Graha Niaga, Jl. Jend. Sudirman Kav. 58, Jakarta 12190, Indonesia.

Business Strengths

The Company believes its key business strengths are as follows:

- **U.S. dollar revenue from international offtakers.** For the past three years, substantially all of the Company's revenues were denominated in U.S. dollars and approximately 58% of the Company's net oil entitlement was sold to international buyers. Substantially all of the Company's oil and gas sales contracts and drilling contracts are denominated in U.S. dollars, providing the Company with protection against any significant depreciation in the value of the Rupiah against the U.S. dollar. The Company derives a large percentage of its crude oil sales from overseas buyers. In 2002, 16.2% of the Company's crude oil and gas sales was derived from Mitsui, 29.8% from Itochu, 19.6% from PTT and 6.3% from BP. Sales to these four buyers accounted for approximately 57.6% of the Company's total revenues in 2002. In its drilling business, two of the three existing offshore rigs and both of the new offshore rigs have been contracted to TotalFinaElf. In 2002, approximately 54.5% of total drilling revenues was derived from TotalFinaElf. The Company expects to continue to generate a significant proportion of its revenues in U.S. dollars through sales to international offtakers.

- **Quality reserve portfolio of producing and development assets.** The Company's high quality production blocks have enabled the Company to rapidly commercialize exploration successes into producing blocks. As of January 1, 2003, approximately 87% of the Company's gross proved oil and gas reserves were developed with established production profiles, and are mostly located in the Rimau and Extension/Kampar blocks in Sumatra. This area provides advantages over other fields due to its concentration and location adjacent to an established oil and gas transportation infrastructure which allows relatively easy access to domestic and export markets. As of January 1, 2003, approximately 28% of the Company's gross proved plus probable oil and gas reserves were developed. In particular, the Company's natural gas reserves offer significant development potential, for both domestic and export sales opportunities. These reserves are mainly located in the South Sumatra Extension/Kampar block and the Lematang block in Sumatra, a growing gas market in the Sanga-Sanga and Tarakan blocks in East Kalimantan, and in the Senoro-Toili block in Central Sulawesi, which offers exploitation potential for natural gas. The Company is targetting to grow production over the next three to five years through the development and commercialization of its probable reserve properties.

- **Competitive cost structure.** The Company believes that it has on average one of the lowest finding and development costs, and one of the lowest operation and production costs among oil and gas operators in Indonesia. For 2002, the Company's lifting cost was approximately US$2.89 per BOE. Its average finding and development cost for the three-year period ended December 31, 2002 was US$2.69 per BOE. Such low costs are achieved through employment of local professionals, the existing infrastructure in place near the Company's producing blocks and the geographic concentration and predominantly onshore location of its oil fields. The Company believes that its cost structure allows it to compete effectively even in a low crude oil price environment.

- **Historically successful acquisition and development strategy.** Since 1995, when the Company acquired its interest in the Rimau block, the Company has grown its oil and

gas production from approximately 17,500 Bbls/d of oil and 48 MMcf/d of gas in 1996 to approximately 86,700 Bbls/d of oil and 66 MMcf/d of gas in the year 2002. The Rimau block, which provides the Company with substantial oil reserves, was promptly developed by the Company and producing within 18 months of acquisition. The Company also acquired substantial gross probable oil and gas reserves of 252.0 MMBOE as at January 1, 2003, with an interest in the Senoro-Toili block in 2000, currently in the exploration and development stage. Other acquisitions include interests in the Simenggaris and Madura blocks in 2000 and the Bengara block in 2001, which are currently in the exploration stage. Recently, the Company acquired interests in the Tuban block, onshore in East Java, the Asahan block, offshore of Sumatra, the Lematang block in Sumatra and the Yapen and Rombebai blocks in Papua, further adding to its exploration prospects.

- **Strategic relationship with PTTEP.** The Company expects to benefit from PTTEP's investment in the Company and the strategic relationship that they have formed, together with the complementary nature of their strengths and competencies. PTTEP is highly experienced in offshore gas operations while the Company has essentially been an onshore oil operator. Since PTTEP's investment, senior PTTEP personnel have been assisting the Company in areas such as corporate planning and finance, as well as providing the Company with technical guidance and knowledge.

- **Domestic operator with experienced management team.** Members of the Company's senior management team have more than 20 years' experience in oil and gas exploration, production and contract drilling. The Company's management team directs the Company's operations using international management practices. As an entrepreneurial Indonesian operator benefitting from local knowledge, a competitive cost structure and good relations with the Government and the oil and gas community, the Company believes it has an advantage in competing for new blocks and bidding out drilling contracts over other oil and gas companies operating in Indonesia, as well as for developing markets for its natural gas.

Business Strategy

The principal components of the Company's strategy are as follows:

- **Replace and add reserves through exploration and acquisitions.** The Company will seek to acquire and develop new fields and to increase its exploration activities, building on its successful acquisition and exploration strategies to date. The Company intends to opportunistically acquire oil and gas assets, both mature fields for which significant exploratory data is available, and frontier fields for which no exploratory data is available but which may have significant exploration potential. The Company's acquisition of its interest in the Senoro-Toili block in 2000 significantly increased its total gross probable reserves. Since 2000, the Company has acquired interests in eight other blocks, seven of which are currently being explored. Due to the global trend of oil and gas industry consolidation and asset rationalization, the Company believes that it will continue to have opportunities to acquire oil and natural gas properties, primarily within Indonesia, at attractive prices. The Company plans to continue to target smaller properties which can be relatively more expensive or otherwise less attractive for larger operators, and has identified prospective exploration projects and acquisition targets, both onshore and offshore.

- **Develop new markets for uncommitted natural gas.** Asian governments, including the Indonesian Government, expect a significant growth in natural gas demand, and are making efforts to promote the use of natural gas as a cleaner and more efficient alternative to coal or oil. The Company intends to capitalize on this growth by continuing to market its uncommitted natural gas reserves and prudently evaluating selective investments in both domestic and export gas projects. With the enactment of the New Oil and Gas Law and the expected liberalization of the downstream sector, the Company will seek to maximize utilization of its natural gas reserves by entering into working alliances as a gas supplier. The aim of such working alliances is to obtain and secure long-term gas contracts with power plants and industrial users, among others, as new users of natural gas. For example, the Company signed a memorandum of

understanding with Marathon in 2001 to study the feasibility of commercializing the Company's natural gas reserves in the Senoro-Toili block for sale to North American markets through a LNG project. The Company has also signed a memorandum of understanding with PLN to explore gas sales opportunities in PLN's power plants in Indonesia.

- **Maintain financial flexibility and a prudent financial structure.** The Company intends to maintain a prudent financial structure by keeping the use of leverage within reasonable limits and utilizing a mix of internally generated funds and external financing to fund the Company's planned capital expenditures over the next three years. The Company has also reduced its use of short term debt funding and intends to increase its debt maturity profile.

- **Continue to foster support from local communities through the implementation of development and social programs.** With a view to strengthening relationships with both regional authorities and local communities, the Company focuses on long-term community development and economic empowerment programs. The Company's community development activities are divided among its various operating areas, in proportion to their relative size. Such activities range from practical job training for local youths to providing public infrastructure such as community roads and public schools. In 2001 and 2002, the Company spent approximately US$1 million and US$1.8 million, respectively, on these projects. The aim of such programs is to encourage support for the Company's operations from the local communities in light of the currently prevailing spirit of regional autonomy in Indonesia.

- **Continue to improve corporate governance standards.** The Company is strongly focused on maintaining high levels of transparency, accountability and corporate governance standards. The Company's Board of Directors and Board of Commissioners include representatives from the Company's major shareholders as well as independent members, and significant corporate actions require approval from a majority of the Directors and Commissioners. The Company has a policy of transacting with affiliates on an arms' length basis after seeking the approval of its Board of Directors and Commissioners. The Company's objective is to become the pre-eminent local oil and gas operator in Indonesia and will continue to implement measures to further strengthen its corporate governance measures.

Reserves

The table below sets forth information about changes in the Company's gross proved reserves for the years 2000, 2001 and 2002. Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and government regulations. Gross reserves are reserves attributable to the Company's effective interest prior to deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement.

	2002	2001	2000
Crude oil and condensate (MMBbls):			
Gross proved reserves			
Beginning of year	159.9	179.5	180.7
Discoveries/extensions/revisions	17.9	10.3	23.1
Acquisitions/sales	—	—	—
Production for the year	(31.0)	(29.9)	(24.3)
End of year	146.8	159.9	179.5
Natural gas (Bcf):			
Gross proved reserves			
Beginning of year	101.7	137.2	166.2
Discoveries/extensions/revisions	46.4	(6.9)	(3.7)
Acquisitions/sales	—	—	—
Production for the year	(24.1)	(28.7)	(25.3)
End of year	124.0	101.7	137.2

The table below sets forth information about changes in the Company's net proved reserves for the years 2000, 2001 and 2002. Net proved reserves are proved reserves attributable to the Company's effective interest after deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement. In this table, net production may differ from the actual net entitlement received by the Company because this net production amount is calculated in accordance with Commission rules by using a net interest factor computed at year end from the actual price received by the Company for sales as of that date, instead of using prices actually received for sales over the course of the year. Volatility in oil and gas prices may result in significant year on year variations in net production and net proved reserve revisions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Oil and gas sales".

	2002	2001	2000
Crude oil and condensate (MMBbls):			
Net proved reserves			
Beginning of year	76.4	29.1	28.8
Discoveries/extensions/revisions	(17.3)	61.5	9.2
Acquisitions/sales	—	—	—
Production for the year	(11.7)	(14.1)	(8.9)
End of year	47.4	76.4	29.1
Natural gas (Bcf):			
Net proved reserves			
Beginning of year	63.3	67.2	79.6
Discoveries/extensions/revisions	35.1	13.7	4.3
Acquisitions/sales	—	—	—
Production for the year	(16.2)	(17.6)	(16.7)
End of year	82.2	63.3	67.2

The table below sets forth information about changes in the Company's gross proved plus probable reserves for the years 2001 and 2002. GCA did not certify probable reserves for the year 2000. Proved plus probable reserves are proved reserves plus those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable.

	2002	2001
Crude oil and condensate (MMBbls):		
Gross proved plus probable reserves		
Beginning of year	363.1	225.7
Discoveries/extensions/revisions	(99.7)	167.3
Acquisitions/sales	—	—
Production for the year	(31.0)	(29.9)
End of year	232.4	363.1
Natural gas (Bcf):		
Gross proved plus probable reserves		
Beginning of year	1,829.8	706.1
Discoveries/extensions/revisions	(160.2)	1,152.4
Acquisitions/sales	—	—
Production for the year	(24.1)	(28.7)
End of year	1,645.5	1,829.8

The following table lists, as of January 1, 2003, the Company's contract areas and gross proved and gross proved plus probable reserves and net proved reserves for each of its production sharing arrangements.

	As of January 1, 2003								
	Net proved reserves			Gross proved reserves			Gross proved and probable reserves		
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	(MMBbls)	(Bcf)	(MMBOE)	(MMBbls)	(Bcf)	(MMBOE)	(MMBbls)	(Bcf)	(MMBOE)
Sumatra									
Rimau (PSC)	30.5	—	30.5	106.2	—	106.2	138.3	18.9	141.5
Extension/Kampar (PSC)	10.8	41.1	17.8	25.8	61.0	36.2	47.9	249.1	90.5
East Kalimantan									
Sanga-Sanga (TAC)	5.7	15.8	8.4	13.8	20.4	17.3	13.9	43.5	21.4
Tarakan (PSC)	0.4	25.3	4.7	1.1	42.6	8.4	1.1	42.6	8.4
Sulawesi									
Senoro-Toili (JOB)	—	—	—	—	—	—	31.2	1,291.5	252.0
Total	47.4	82.2	61.4	146.8	124.0	168.0	232.4	1,645.5	513.7

In addition to the reserve estimates certified in the GCA Report and set forth above, the Company has additional reserves in the Tuban and Lematang blocks acquired in 2002. As of January 1, 2003, the gross proved reserves for the Tuban block were estimated by the Company at 4.9 MMBbls of oil and the gross probable reserves for the Lematang block were estimated by the Company at 147.8 Bcf of gas. The Company's reserve estimates for the Tuban and Lematang blocks are based on reserve data certified by other independent petroleum engineering consultants as of January 1, 2002 for the Tuban block (after deduction of production from January 1, 2002 to December 31, 2002) and December 17, 2000 for the Lematang block (where production since the reserve certification has been minimal).

Estimates of the Company's reserves are made using prices and costs estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of gas reserves represent expected sales, after deduction for plant fuel and shrinkage. There are numerous uncertainties inherent in estimating natural gas and oil reserves, including many factors beyond the control of the Company.

In preparing their report, GCA utilized generally accepted petroleum engineering principles and definitions applicable to the proved and probable reserve categories and subclassifications promulgated by the Society of Petroleum Engineers. Information used in the preparation of the GCA Report was obtained from the Company. GCA were provided with geological and engineering information and data from the fields evaluated and have consulted with officers and employees of the Company. GCA relied, without independent verification, upon information furnished by the Company with respect to certain property interests owned by the Company, production from such properties, current prices for production, agreements relating to current and future operations and sale of production and various other information and data that were accepted as represented. GCA did not consider it necessary to make a field examination of the physical condition and operation of the properties in which the Company owns interests. Prior to 2002 year-end reserve estimates, the Company utilized its own reserve estimates for accounting purposes.

The Commission only allows the disclosure of reserves attributable to the term of the relevant production sharing arrangement. As of January 1, 2003 the gross reserve estimates in the GCA Report relating to the Sanga-Sanga TAC (referred to as the "East Kalimantan TAC" in the GCA Report) assume the extension of the relevant production sharing arrangement, representing an additional 3.8 MMBbls of oil. There can be no assurance that any such production sharing arrangement will be on the same or comparable terms, if at all.

The Commission only allows the disclosure of net proved reserves in filings with the Commission except as required by foreign law. In this Offering Circular, the Company discloses probable reserves. The Commission has not promulgated a definition of probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves.

For a description of certain of the risks and uncertainties with respect to the Company's reserve data, see "Risk Factors — The oil and gas reserve data in this Offering Circular are only estimates and the Company's actual production, revenue and expenditure with respect to its reserves may differ from such estimates" and "— Probable reserve estimates in this Offering Circular are of a higher risk and are generally believed to be less likely to be recovered than proved reserves".

Production

The Company produced an average of approximately 86.7 MBbls/d of oil and condensate during the year ended December 31, 2002, of which an average of 71.9 MBbls/d and 6.2 MBbls/d were produced from the Rimau PSC and the Extension/Kampar PSC, respectively. Since the discovery of significant crude oil reserves in the Rimau block in September 1996 and the construction of infrastructure to extract these reserves, production of crude oil from the Rimau block has increased from an average of 11.5 MBbls/d of oil and condensate in 1996 to an average of 71.9 MBbls/d of oil and condensate for the year ended December 31, 2002.

The following table lists the Company's production sharing arrangements that are currently in commercial production, and the gross production data relating to such arrangements, for the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,					
	2002		2001		2000	
	Oil	Gas	Oil	Gas	Oil	Gas
	(oil in MMBbls and gas in Bcf)					
Sumatra						
Rimau (PSC)	26.255	—	25.239	—	20.104	—
Extension/Kampar (PSC)	2.259	14.350	2.167	15.933	2.029	16.154
Lematang (PSC)	0.005	0.144	—	—	—	—
Sub-total	28.519	14.494	27.406	15.933	22.133	16.154
Kalimantan						
Sanga-Sanga (TAC)	2.187	4.180	2.110	4.826	1.879	4.408
Tarakan (PSC)	0.313	5.586	0.376	7.932	0.334	4.705
Sub-total	2.500	9.766	2.486	12.758	2.213	9.113
Java						
Tuban (JOB)	0.641	—	—	—	—	—
Total	31.660	24.260	29.892	28.691	24.346	25.267

The following table sets forth average realized sales prices per barrel of crude oil, condensate and natural gas liquids, average realized sales prices per thousand cubic feet of natural gas, and lifting costs per BOE produced, for the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,		
	2002	2001	2000
	(in US$)		
Average realized sales prices:[(1)]			
Per barrel of crude oil, condensate and natural gas liquids	25.30	23.91	28.84
Per thousand cubic feet of natural gas	1.53	1.49	1.44
Lifting costs per BOE produced	2.89	2.05	2.14

(1) Represents revenues for the year divided by aggregate net entitlement for the year.

The Company's oil and gas activities are primarily carried out through production sharing arrangements (PSCs, TACs and JOBs) pursuant to which the Company provides financing and technical expertise to conduct exploration, development and production operations in a specified geographic area (each, a "contract area"). Six of these contract areas are currently producing: the Rimau PSC, the Extension/Kampar PSC, the Sanga-Sanga TAC, the Tarakan PSC, the Tuban JOB and the Lematang PSC. The Tuban JOB is operated by PetroChina and the remainder are operated by the Company. Upon commercial production, the production revenue out of the shareable portion from each contract area is divided between the Government, the Company and other parties who have a working interest according to percentages that vary with each production sharing arrangement, subject to cost recovery provisions. See "Industry — Production Sharing Arrangements" for a discussion of certain of the terms and conditions of the production sharing arrangements.

Of the 16 production sharing arrangements in which the Company has an interest, eight are production sharing contracts (PSCs), one is a technical assistance contract (TAC) and four are joint operating bodies (JOBs) (see "Industry — Production Sharing Arrangements"). The remaining three of these production sharing arrangements are in the process of being relinquished by the Company.

The following table sets forth certain terms of the Company's production sharing arrangements.

Location/type of production sharing arrangement	Effective interest	Gross Km^2	Effective date	Expiration of term		Effective post-Government tax and post-cost recovery share to contractor[1] Profit Crude oil	Profit Natural gas
	%					%	%
Sumatra							
Rimau (PSC)[2]	100	1,577	1973	2023		15	35
Extension/Kampar (PSC)	100	5,493	1993	2013		15	30
Lematang (PSC)[3] . . .	60	409	1987	2017		20	30
Asahan (PSC)[4][5]	15	3,019	1996	2006	(for exploration)	15	30
				2026	(for development)		
East Kalimantan							
Sanga-Sanga (TAC) . . .	96	136	1988	2008		35	35
Tarakan (PSC)	96	180	1982	2022		15	30
Simenggaris (JOB)[4] . .	38	2,046	1998	2008	(for exploration)		
				2028	(for development)	15	35
Bengara (PSC)[4]	95	4,614	1999	2009	(for exploration)		
				2029	(for development)	15	35
Java							
Madura (JOB)[4][6] . . .	33	2,729	1997	2004	(for exploration)		
				2027	(for development)	15	35
Tuban (JOB)[7]	25	1,478	1988	2018		15	30
Sulawesi							
Senoro-Toili (JOB)[4] . .	50	451	1997	2027	(for development)	35	40
Papua							
Yapen (PSC)[4]	90	9,500	1999	2009	(for exploration)		
				2029	(for development)	35	40
Rombebai (PSC)[4] . . .	60	11,590	1998	2008	(for exploration)		
				2028	(for development)	35	40
Total		43,222					

(1) Prior to any potential domestic market obligations and any local government taxes.

(2) Subject to the proposed sale for consideration that may be less than fair market value of an up to 10% interest to the local government.

(3) Excludes a further 10% interest acquired in February 2003 which is subject to BPMigas approval.

(4) BPMigas has the right to direct that a 5% to 10% interest under the production sharing arrangement be sold to an Indonesian participant.

(5) Operated by Matrix Oil NL.

(6) Exploration activities under the Madura JOB were originally due to expire in May 2003 but were recently extended for one year.

(7) Operated by PetroChina.

The following table sets forth the Company's producing wells as of December 31, 2002.

	As of December 31, 2002
Oil Wells	521[1]
Gas Wells	44[1]
Total	565[1]

(1) Figures exclude wells in Tuban and Lematang.

Producing wells consist of wells capable of production, including wells awaiting connections. Wells that are completed in more than one producing horizon are counted as one well.

Exploration

The Company is involved in both exploration (the search for oil and gas) and development (the drilling and bringing into production of wells in addition to the discovery well in a field). The Company's exploration operations include aerial surveys, geological and geophysical studies (such as seismic surveys), drilling of exploration or "wild cat" wells, core testing and well logging. Seismic surveys involve recording and measuring the rate of transmission of shock waves through the earth with a seismograph. Upon striking rock formations, the waves are reflected back to the seismograph. The time lapse is a measure of the depth of the formation. The rate at which waves are transmitted varies with the medium through which they pass. Seismic surveys may be either three dimensional (3D) or two dimensional (2D) surveys, the former type generally giving a better detail picture and the latter a better overall picture.

Analysis of the data produced allows the Company to formulate a picture of the underground strata to enable it to form a view as to whether there are any "prospects" (geological structures conducive to the production of oil and gas). The actual existence of such oil and gas must be confirmed, usually by the drilling of a wild cat well. If the wild cat well confirms the prospect, the Company may then drill a delineation well to acquire more detailed data on the reservoir formation. Once the presence of hydrocarbons is proved to be in commercially recoverable quantities, development wells may be drilled to prepare for production. An area is considered to be developed when it has a well on it capable of producing oil or gas in paying quantities. The Company may also work over producing wells (wells that produce oil or gas) to restore or increase production and rework producing wells and abandoned wells (wells which are no longer in use) in an effort to begin, restore or increase production from those wells.

The Company currently has nine exploration contract areas, excluding three production sharing arrangements which are in the process of being relinquished by the Company.

Description of the Properties

Production Properties

Rimau Block, South Sumatra

In 1973, Exspan Nusantara, which the Company acquired in 1995, and Pertamina entered into a 30-year production sharing contract for the exploration of the Rimau block (the "Rimau PSC") located onshore in South Sumatra. The Company is currently the operator of the block with a 100% effective interest. This was extended with effect from April 2003 for a 20-year term expiring in 2023. In the course of negotiating the terms of the extension of the Rimau PSC, the Company offered an up to 10% working interest to an Indonesian participant. In addition, the local government has expressed its interest in acquiring a 10% working interest. In lieu of such participation, the Company has made an offer, which it intends to be final, to sell for consideration that may be less than fair market value to the local government a 5% free carry working interest which does not require the owner of such interest to contribute towards any capital expenditure. The Rimau PSC currently covers 1,577 square kilometers.

Operations and Reserves. Production of oil from the Rimau contract area began in 1986. Prior to November 1995, 14 exploratory wells and seven delineation wells had been drilled in the Rimau contract area and over 10.6 MMBbls of oil had been produced.

Since acquiring the Rimau PSC, the Company has drilled a further three exploratory wells, resulting in the discovery of two significant commercial oil fields and has worked over four production wells. The Company has 3,122 kilometers of 2D seismic data covering the Rimau contract area. In September 1996, the Company announced the discovery of significant oil reserves in the Kaji field and Semoga field in the Rimau contract area amounting to 24 MMBbls and 47 MMBbls of proved reserves, respectively. The Company also discovered significant gas reserves at the Kaji field and Semoga field. As of January 1, 2003, estimated gross proved reserves for the Rimau contract area were 106.2 MMBbls of oil. Another discovery was made in 2002 by drilling the Kalabau-1 exploration well, with oil flow at the rate of 125 Bbls/d. The Company plans to drill 17 exploration wells in oil prospects and four delineation wells in the Rimau block through 2005.

Production. Crude oil operations in the Rimau PSC contract area consist of approximately 106 commercially producing wells in five fields that currently have a gross production of approximately 60,000 Bbls/d of oil in aggregate. Crude oil export sales from the South Sumatra operations commenced in December 1999. Pursuant to the Shareholders' Agreement, the initial 50% of the Company's net crude entitlement available for sale must, subject to the Company's discretion and market conditions, be sold through a competitive tender process. Pursuant to the Shareholders' Agreement, following the tender PTTEPO has the right of first refusal to purchase an equivalent amount of the Company's net crude entitlement at an equivalent price. If PTTEPO does not exercise its right of first refusal, the equivalent net crude entitlement is to be sold through another competitive tender process. In 2002, the Company launched a competitive tender process for 50% of its net crude entitlement from the Rimau PSC. Itochu won the tender and has purchased 5.04 MMBbls from the Company since the contract commenced on March 31, 2002. The contract with Itochu was due to expire on March 31, 2003 but was extended for two months, until May 31, 2003. Following the winning of the tender by Itochu, PTTEPO exercised its right of first refusal to purchase the balance of the Company's net crude entitlement from the Rimau PSC for nine months commencing July 2002. Pursuant to PTTEPO's exercise of its right, the Company entered into a new contract with PTT (PTTEPO's parent company), which contract was due to expire in March 31, 2003 but was extended for two months, until May 31, 2003. Half of the Company's net crude entitlement from the Rimau PSC has been re-tendered and won by Mitsui, which bid a premium of US$0.92 above the ICP-SLC. Mitsui's one-year contract will commence when Itochu's contract terminates. PTTEPO has exercised its right of first refusal to purchase the balance of the Company's net crude entitlement from the Rimau PSC during the Mitsui contract period at an equivalent price.

From the first quarter of 2001, crude oil exports utilized a pipeline from the Kaji field to the Tengguleng river terminal, and from there transportation is by barge to a marine terminal, the FSO Arjuna facility, moored at Muntok, Bangka Island.

The Company has experienced declining production in the Kaji and Semoga fields since the beginning of 2002. The Company has begun to counter such declining production with the following initiatives:

- Intensify reservoir pressure maintenance through simultaneous reinjection of water and gas in order to sustain or prevent reservoir pressures from dropping.
- Develop and stimulate tight reservoir formations by utilizing a sandfrac technique. Three well treatments have been completed with up to 15 more wells planned to be treated in 2003.
- Drill horizontal wells in the Kaji and Semoga fields to minimize pressure drawdown. One successful horizontal well is already producing about 1000 Bbls/d, the second well is still being completed, while a third well is scheduled for the end of 2003.
- Continue the development of the Kaji and Semoga fields by conventional development drilling.

These production improvement initiatives have contributed to a reduction in the oil production decline rate from approximately 3% per month for the second half of 2002 to approximately 1.3% per month as at March 2003. The Company also has engaged the services of consultants and professionals to improve reservoir management of the Kaji and Semoga fields. The Company plans to drill 23 development wells in the Rimau block through 2005.

Extension/Kampar Block, South and Central Sumatra

In 1989, Exspan Nusantara, which the Company acquired in 1995, and Pertamina entered into a 20-year production sharing contract which became effective from 1993. This contract is for the exploration of the Extension and Kampar contract areas, (the "Extension/Kampar PSC") located onshore in South and Central Sumatra. The Company is the operator of the blocks with a 100% effective interest. The Extension/Kampar PSC currently covers 5,493 square kilometers.

Operations and Reserves. Production of oil from the Kampar block and the Extension block began in 1971 and 1972, respectively. Prior to November 1995, 108 exploratory wells, six delineation wells and 429 production wells had been drilled in the Extension and Kampar contract areas and over 161.0 MMBbls of oil had been produced.

Since acquiring the Extension/Kampar PSC, the Company has drilled a further 23 exploratory wells and four delineation wells resulting in the discovery of two commercial oil fields and has worked over 34 production wells. The Company has 27,607 kilometers of 2D seismic data and 116 square kilometers of 3D seismic data covering the Extension and Kampar contract areas.

In the Extension block, three exploration wells and three appraisal wells were drilled in 2000. This resulted in one exploration success and three appraisal successes. Of the three exploration wells, one hydrocarbon discovery, Matra-1, encountered oil. Presence of oil was also confirmed in Soka in 2001. As of January 1, 2003, estimated gross proved reserves for the Extension/Kampar contract area were 25.8 MMBbls of oil and 61.0 Bcf of gas.

In February 2002, presence of oil was confirmed in the Kembar field in the Extension block following the drilling of the Kembar-1 exploration well. Preliminary results indicate oil flow at the rate of 240 Bbls/d of crude oil and 4 MMcf/d of gas. Further appraisal drilling had been conducted to confirm the field size. There are other prospective areas nearby with similar features as Kembar. The Company plans to drill 20 exploration wells in oil prospects and eight delineation wells in the contract area through 2005.

Production. Crude oil operations in the Extension and Kampar contract areas consist of approximately 202 commercially producing wells in 18 fields that are currently producing approximately 5,500 Bbls/d of crude oil in aggregate for the entire PSC. Oil production from the Extension block is transferred to Pertamina's Musi refinery in Plaju, South Sumatra by a 180 kilometers pipeline which has a capacity to transfer 24,000 Bbls/d of oil and is owned and operated by Pertamina. Oil production from Kampar used to be transferred to the Company's marine terminal at Buatan on the Siak River in Central Sumatra by a 180 kilometer pipeline with a capacity of 10,000 Bbls/d of oil. However, due to plugging in the Pertamina pipeline, transportation to Buatan is currently by trucks and transportation from Buatan to the Pertamina refinery is by shuttle tankers. The Company has a crude sale agreement with Pertamina for the sale and purchase of the full volume of crude oil produced from the Extension and Kampar contract areas, and also has an agreement with Pertamina to supply, from 1993 to 2004, a total quantity of 176.5 Bcf of gas to a fertilizer plant in Palembang under an 85% take or pay contract. In 2003, the Company and PLN signed a gas sales contract ending in 2012, to supply 10 MMcf/d of gas to PLN in Simpang Indralaya, South Sumatra.

The Soka field is already producing 2,000 Bbls/d, with additional oil volumes expected during 2003. The Matra field represents a grass-root construction and is expected to go on stream in the fourth quarter of 2003 at about 6,000 Bbls/d. The Company plans to drill 54 development wells in the Extension and Kampar contract areas through 2005.

Sanga-Sanga, East Kalimantan

In 1992, the Company acquired a technical assistance contract for the exploration of the Sanga-Sanga and Samboja blocks located onshore in East Kalimantan and a portion of the Tarakan

block located on the island of Tarakan on the northern part of East Kalimantan (the "Sanga-Sanga TAC") from Tesoro Indonesia Petroleum Company. The Sanga-Sanga TAC had been extended with effect from 1988 for a 20-year term expiring in 2008. The Company is operator of the block with a 96% effective interest. The Sanga-Sanga TAC currently covers 136 square kilometers.

Operations and Reserves. Production of oil from the Sanga-Sanga and Samboja blocks began in 1898 and production from the portion of the Tarakan block within the Sanga-Sanga contract area began in 1907. Between 1972 and 1992, during which time the TAC was operated by Tesoro, 135 production wells were drilled in the Sanga-Sanga and Samboja blocks and 244 production wells were drilled in the portion of the Tarakan block within the Sanga-Sanga contract area. Up to December 31, 2002, over 557 MMBbls of oil had been produced.

Since acquiring the Sanga-Sanga TAC, the Company has capitalized on its low cost structure to reactivate wells which had been plugged and abandoned either because the well was thought to be substantially depleted or because it had been destroyed during World War II. Declining daily oil production has been reversed and recoverable reserves upgraded through renewed investment. Since acquiring the Sanga-Sanga TAC, the Company has reactivated 57 wells which had been plugged and abandoned and drilled a further 55 production wells in the Sanga-Sanga and Samboja blocks, and reactivated 72 wells and drilled a further nine production wells in the portion of the Tarakan block within the Sanga-Sanga contract area. The Company has compiled 53.5 square kilometers of 3D seismic data in relation to prospective gas zones in the Sanga-Sanga field.

As of January 1, 2003, the estimated gross proved reserves for the Sanga-Sanga TAC contract area were 13.8 MMBbls of oil and 20.4 Bcf of gas.

Production. Crude oil operations in the Sanga-Sanga and Samboja blocks consist of approximately 114 commercially producing wells which are currently producing crude oil at approximately 5,100 Bbls/d. Crude oil operations in the Tarakan block within the Sanga-Sanga contract area consist of 126 commercially producing wells in four fields which currently produce crude oil at approximately 900 Bbls/d. Oil production from the Sanga-Sanga and Samboja fields is transferred to Pertamina's refinery in Balikpapan by barge. Oil production from the Tarakan fields is stored at the site and transferred to Pertamina's refinery in Balikpapan by shuttle tankers owned by Pertamina.

During 1997, the Company developed gas reserves in the Sanga-Sanga field. The Company has agreed with Pertamina to supply 9.1 MMcf/d of gas to a 60 MW electricity generating plant in Tanjung Batu, East Kalimantan under a five year interim gas sales contract commencing January 2001, with price revision at the end of the third year. It is intended that such supply of gas will continue until 2018. The plant is owned and operated by PLN and previously used diesel fuel. The Company completed construction of a 30 kilometers pipeline from the Sanga-Sanga field to the plant and began delivery of gas in February 1998.

Because of the limited depth and surface area of this block, the Company intends to focus on enhancing and maximizing the value of existing reserves. This involves continuing drilling in the NKL field which now accounts for more than 40% of total production at the Sanga-Sanga, Samboja and Tarakan areas and replacing reserves. In terms of gas sales, the Company intends to pursue the monetization of gas reserves by expanding sales to the existing consumers. The Company plans to drill 10 development wells in these blocks through 2005.

Tarakan, East Kalimantan

In 1992, the Company acquired the production sharing contract for the exploration of the Tarakan block (the "Tarakan PSC") located on the island of Tarakan, off the northern part of East Kalimantan, from Tesoro Tarakan. The Tarakan PSC was entered into in 1982 between Pertamina and Tesoro Tarakan for a 20-year term expiring in 2002. This was extended with effect from 2002 by another 20-year term expiring in 2022. The Company is the operator of the block with a 96% effective interest. The Tarakan PSC currently covers 180 square kilometers.

Operations and Reserves. Between 1982 and 1992, during which time the Tarakan PSC was operated by Tesoro Tarakan, six exploratory wells were drilled in the Tarakan PSC contract area, of which four encountered gas and two, both in the Mamburungan field, encountered oil. In February 1989, Tesoro Tarakan received approval from Pertamina to produce oil from the Mamburungan field under special terms as to the sharing of post-cost recovery oil until February 2002. As of December 31, 2002, 2.6 MMBbls of crude oil had been produced from the

Mamburungan field. When acquired by the Company in 1992, the gas reserves in the Tarakan PSC contract area were undeveloped, although six exploratory gas wells had already been drilled. Since acquiring the Tarakan PSC, the Company has drilled five exploratory wells. The Company has 503 kilometers of 2D seismic data covering the Tarakan PSC contract area.

As of January 1, 2003, estimated gross proved reserves for the Tarakan PSC contract area were 1.1 MMBbls of oil and 42.6 Bcf of gas. The Company plans to drill two exploration wells in the block through 2005.

Production. Crude oil operations in the Mamburungan field in the Tarakan PSC contract area consist of three commercially producing wells that are currently producing approximately 900 Bbls/d of crude oil. The crude oil is stored at the same storage site as for the Tarakan block within the Sanga-Sanga TAC and Pertamina arranges for its delivery to the Balikpapan refinery by shuttle tankers.

Four natural gas fields have been developed consisting of seven commercially producing wells, with five fields yet to be developed. Approval to proceed with field development was given by Pertamina in April 1996 and construction of natural gas processing facilities and a pipeline to the methanol plant on Bunyu Island, East Kalimantan, was completed by the end of 1996. In April 1997, the Company commenced commercial production of natural gas under the Tarakan PSC. Under a ten year contract with Pertamina which expires in 2007, the Company will supply up to 30 MMcf/d (take or pay at 21 MMcf/d) of natural gas to the Bunyu methanol plant, which is operated by the Company (see "Gas Related Downstream Projects" below). The Company currently supplies approximately 25 MMcf/d of natural gas to the Bunyu methanol plant through a 25 kilometers pipeline with capacity to carry 40 MMcf/d of gas. The pipeline is owned and operated by the Company. In November 2002, the Company and PLN signed a gas sales contract to supply 5 MMcf/d of gas for 10 years to a 10 MW electricity generating plant in Tarakan city, East Kalimantan.

Because of the limited depth and surface area of this block, the Company intends to focus on enhancing and maximizing the value of existing reserves. The Company plans to drill one development well in 2004.

Tuban, East Java

In April 2002, the Company acquired all of the shares of Enserch Far East Ltd., which has a 25% working interest in the Tuban block. The Tuban block is operated by PetroChina and Pertamina under a JOB arrangement (the "Tuban JOB"). The Tuban JOB was awarded in 1988 for a 30-year term expiring in 2018. The Tuban JOB is located in East Java and currently covers 1,478 square kilometers.

Operation and Reserves. From 1990 to 1993, six exploration wells were drilled, all of which were dry except for Gondang-1, a small oil and gas discovery. In 1994, a sidetrack to exploration well Mudi-1 was drilled, which led to the discovery of the Mudi field. Oil production from the Tuban block began in December 1997 after discovery was made in the Mudi field in 1994. A total of 20 producing wells have been drilled and the cumulative oil production is 21 MMBbls. Other exploration successes on the Tuban block include the Sukowati-1 wild cat drilled in 2001. The Company estimates that as of January 1, 2003, the gross proved reserves for the Tuban block area were 4.9 MMBbls of oil, based on a certification of reserves as of January 1, 2002 by an independent petroleum engineering consultant and after deduction of production for the year ended December 31, 2002. There are no plans for drilling any exploration wells in this area for the time being. Two dimensional (2D) and three dimensional (3D) surveys are being considered.

Production. The oil production reached a peak at 22,000 Bbls/d in 1998. Currently the block produces oil at 10,000 Bbls/d from the Mudi field, which was discovered in 1994. The Mudi oil is transported by way of a 36.5 kilometers onshore pipeline and an 18.6 kilometers offshore pipeline to a FSO unit located offshore. The Company has planned for the drilling of 20 development wells through 2005.

Given that the Sukowati field overlaps into ExxonMobil's adjacent Cepu block, a unitization agreement will be necessary prior to development and production of this field. A cost sharing

arrangement was entered into in March 2001 among Pertamina, Santa Fe Energy Resources Java Limited and Enserch Far East Limited, and Mobil Cepu Ltd and Ampolex (Cepu) Pte Ltd, setting out cost distribution for the Sukowati prospect. Negotiations are currently under way between both block parties for unitization.

Lematang, South Sumatra

In October 2002, the Company acquired all of the shares of Medco Lematang, which has a 60% working interest in the Lematang block located in South Sumatra (the "Lematang PSC"). The Lematang PSC was awarded to Enim Oil for a 30-year period in 1987. Following Enim Oil's liquidation in 1993, Bonham assumed Enim Oil's working interest and operatorship until it sold its interest in the Lematang PSC to Energy Equity in 1994. In 1997, Amerada Hess acquired a 50% interest while Coparex and Novus each acquired a 15% interest. Amerada Hess increased its interest to 70% in 1999. In 2002 Petroleum Development Associates (Asia) LLC took over Amerada Hess' 70% interest and became operator of the block. It then transferred a 60% working interest in the PSC to Medco Lematang. Currently, the Company has a 60% working interest, Coparex and Novus each have a 15% working interest and Petroleum Development Associates (Asia) LLC holds the remaining 10% interest. In February 2003 the Company entered into an agreement with Novus to acquire an additional 10% working interest in the Lematang PSC. This acquisition is in its final stages of completion following which the Company will have a 70% effective interest in the Lematang PSC. The Lematang PSC is located in South Sumatra and currently covers 409 square kilometers.

Operation and Reserves. From 1987 to 1999, four exploration wells were drilled, of which two wells were plugged and abandoned due to non-commercial discovery. A total of 1546 kilometers of 2D seismic and 188 square kilometers 3D seismic were acquired and processed during that period. Drilling of Harimau-1 well resulted in the discovery of the Harimau oil and gas-condensate field in 1989. As of the end of 1991, a total of 12 delineation/development wells were drilled on the Harimau field. Drilling of the Singa-1 well in 1997 resulted in an economic gas field discovery. A further Singa-2 delineation well was drilled in 1999. Due to an uncertain economy and lack of interest in gas sales, the well was not tested but left completed and ready for perforation and testing/production. The Company estimates that, as of January 1, 2003, the gross probable reserves for the Singa field are 147.8 Bcf of gas based on a certification of reserves as of December 2000 by an independent petroleum engineering consultant. There has been no production from this field since December 2000. The Company plans to drill one exploration well in Banteng prospect, which it believes has significant gas potential, as well as one delineation well through 2005.

Production. Currently the block produces 3 MMcf/d of gas and 100 Bbls/d of condensate from the Harimau field. The gas is delivered by way of a 20 kilometers pipeline in Prabumulih to the PUSRI fertilizer plant. Two major potential gas consumers in South Sumatra are the PUSRI fertilizer plant in Palembang and the PLN power utility which already have an extensive transmission grid in the area. An important future offtaker of gas is the national gas company PGN which is expected to construct a pipeline from South Sumatra to West Java during the near term with a capacity to carry up to 600 MMcf/d. Access to the industrial complex and the PLN power grid in West Java will greatly improve the chances for commercial development of those gas resources. A market for the Singa gas field is being developed. The Company plans to drill three development wells in the Singa field through 2005.

Development Properties

Senoro-Toili, Sulawesi

In February 2000, the Company acquired all the shares of Senoro-Toili (Indonesia) Limited, which has a 50% working interest in the Senoro-Toili block, and together with Pertamina, operates the block under a JOB arrangement (the "Senoro-Toili JOB"). The Senoro-Toili JOB was awarded in 1997 for a 30-year term expiring in 2027. The block consists of two areas within Benggai, Senoro (onshore) currently covering 188 square kilometers and Toili (offshore) currently covering 263 square kilometers. The Senoro area has significant gross probable reserves of approximately 1.3 Tcf of gas. BPMigas has the right to demand that a 5% working interest in the Senoro-Toili JOB be offered to an Indonesian participant.

In April 2002, the Company entered into a memorandum of understanding with Marathon for the purposes of studying the feasibility of commercializing the Company's natural gas reserves in the Senoro-Toili block for sale to markets in North America through a potential LNG project. It is expected that joint marketing will take place with Pertamina's own gas reserves in the Donggi block within the Banggai basin for feedstock of petrochemical/fertilizer plant, DME or LNG plants.

In the offshore Toili block, the Company is in the process of developing the Tiaka oil field by reclaiming a reef, drilling six multilateral wells and installing production facilities on the man-made island. Produced crude oil will be stored in a floating storage and offloading vessel (an "FSO") berthed at a jetty of the island. The Government has given its approval for the development of the Toili oil field, but its development is currently subject to the results of an environmental impact analysis which is yet to be completed. The Company plans to drill 11 development wells through 2005.

Exploration Properties

Madura, East Java

In January 2000, the Company acquired 75% of the shares of Medco Madura, which has a 65% working interest in the Madura block JOB and, together with Pertamina, operates this block under a JOB arrangement (the "Madura JOB"). The Madura block JOB was awarded to Medco Madura in 1997 for a 30-year term expiring in 2027. The Company subsequently sold 24% of the shares of Medco Madura to Falcon Oil Pte. Ltd. ("Falcon Oil") in November 2001, reducing its interest in Medco Madura to 51%. The Company currently has a 33% effective interest in the Madura block. BPMigas has the right to demand that a 6.25% working interest in the Madura JOB be offered to an Indonesian participant. The Madura PSC currently covers 2,729 square kilometers.

In Madura, the Company drilled Sebaya-1 and Tambuku-1, but eventually suspended these gas discovery wells. The Company plans to drill the Telaga-1 wild cat exploration well in 2003. The Company has identified what it believes are recoverable gas reserves, and if the exploration effort is successful, commercial development should be efficient, given the gas shortage of the Madura and East Java market. However, if the exploration is unsuccessful, the Company may relinquish the block. The Madura JOB is due to expire in May 2003 unless commercial discovery is made. BPMigas has approved a postponement of the relinquishment of the Madura JOB until May 2004 on the condition that the Company undertakes a specified drilling program. The Company plans to drill one of the specified wells and will decide upon continuing with the drilling program after having completed and tested such well.

Simenggaris, East Kalimantan

In January 2000, the Company acquired 75% of the shares of Medco Simenggaris, which has a 62.5% working interest in the Simmenggaris block JOB, onshore East Kalimantan, which is adjacent to the Company's existing operations on Tarakan Island. Medco Simenggaris and Pertamina operate the Simenggaris block under a JOB arrangement (the "Simenggaris JOB"). The Company subsequently sold 15% of the shares of Medco Simenggaris to Falcon Oil in November 2001, reducing its interest in Medco Simenggaris to 60%. The Company currently has a 38% effective interest in the Simenggaris block. The Simenggaris JOB was awarded to Medco Simenggaris in 1998 for a 30-year term expiring in 2028. BPMigas has the right to demand that a 6.5% working interest in the Simenggaris JOB be offered to an Indonesian participant. The Simenggaris JOB currently covers 2,046 square kilometers.

The Company drilled the first exploration well in Pidawan-1 but eventually suspended this gas discovery well. The Company has identified what it believes are recoverable gas reserves, and plans to drill one exploration well in 2003.

Bengara, East Kalimantan

In December 2001, the Company acquired 95% of PT Petroner Bengara Energi which has a 100% working interest in the Bengara production sharing contract (the "Bengara PSC"). The

Bengara block is located onshore in East Kalimantan near the Company's existing operations on Tarakan island. The Bengara PSC was awarded for a 30-year term expiring in September 2029. BPMigas has a right to demand that a 10% working interest in the Bengara PSC be offered to an Indonesian participant. The Bengara PSC currently covers 4,614 square kilometers.

Previous Pertamina studies of more than 1,300 kilometers seismic lines suggest that the area's hydrocarbon play elements support significant gas accumulations. The Company plans to acquire an additional 500 kilometers of 2D seismic data in 2003 and drill three wild cat wells and two delineation wells through 2005. If the wells are unsuccessful, the Company may relinquish the block.

Rombebai, Papua

In October 2002, the Company entered into a farm-in agreement with Ramu Rombebai LLC to acquire a 60% working interest in a 30-year production sharing contract executed in 1998 for exploration of the Rombebai block (the "Rombebai PSC") located overlapping shallow offshore and onshore in North West Papua adjacent to the Yapen block. Pursuant to the farm-in agreement, the Company is obliged to drill a well, with costs not to exceed US$5 million, by October 2003. The Company has an option to acquire another 20% interest in the Rombebai PSC upon drilling a second well, costs not to exceed US$5 million. BPMigas has a right to demand that a 10% working interest in the Rombebai PSC be offered to an Indonesian participant. The Rombebai PSC currently covers 11,590 square kilometers. Based on significant gas resource potential, the Company plans on drilling three exploration wells through 2005, and if successful, plans to drill a number of development wells.

Asahan, North Sumatra

In March 2002, the Company acquired all of the shares of EEX Asahan Ltd, which has a 15% working interest in the production sharing contract for exploration of the Asahan block located offshore North Sumatra in the Straits of Malacca and is currently operated by Matrix Oil NL. The Asahan block currently covers 3,019 square kilometers all of which is currently undeveloped with 16 abandonment wells in the concession. BPMigas has the right to demand that a 10% working interest in the Asahan PSC be offered to an Indonesian participant.

Yapen, Papua

In November 2002, the Company entered into a farm-in agreement with Continental Energy Yapen to acquire a 90% working interest in a 30-year production sharing contract executed in 1999 for exploration of the Yapen block located offshore in 400 feet of water near North West Papua (the "Yapen PSC"). BPMigas has the right to demand that a 10% working interest in the Yapen PSC be offered to an Indonesian participant. The Yapen PSC currently covers 9,500 square kilometers.

Unless commercial discovery is made, a production sharing arrangement will automatically expire at the end of the exploration phase of the production sharing arrangement. See the table setting forth the Company's production sharing arrangements under "— Production" and "Industry — Production Sharing Arrangements".

Properties to be relinquished

Pasemah, South Sumatra

In 1993, Exspan Nusantara entered into a 30-year PSC for the exploration of the Pasemah block (the "Pasemah PSC") located onshore in South Sumatra. The Company was the operator of the block with a 50% working interest, which it finally sold to Petronas in 2000. The Company is in the final stages of relinquishing the Pasemah PSC.

Myanmar

In July 1997, the Company entered into three PSCs with Myanmar Oil and Gas Enterprise ("MOGE"), the Myanmar government owned oil and gas company, to conduct exploration studies of oil and gas fields in Myanmar. The Company relinquished one PSC in 1998 due to a lack of prospects and is in the final stages of relinquishing the remaining two PSCs, pending MOGE's approval.

Drilling Activity

The following table sets forth the number of wells completed by the Company on its properties for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,					
	2002		2001		2000	
	Total	Net[1]	Total	Net[1]	Total	Net[1]
Exploratory:						
Productive	9	3.2	5	2.5	8	3.3
Non-Productive	4	1.4	3	1.5	—	—
Total	13	4.6	8	4.0	8	3.3
Development:						
Productive	34	12.3	33	16.3	38	15.8
Total	34	12.3	33	20.3	38	15.8

(1) The Company's proportionate share of wells based on its working interest.

In the next three years, 2003 to 2005, the Company plans to drill 50 exploration wells, 16 delineation wells and 129 development wells.

The exploration activities for the next three years are expected to concentrate on the existing producing areas in the Extension/Kampar block (21 wells) and the Rimau block (17 wells). Based on geological and seismic data in respect of these areas of major reserves, the Company believes that it can increase its reserves with relatively low additional costs. The Company also plans to conduct exploration activities in Bengara (3 wells), Rombebai (3 wells), Tarakan (2 wells) and one well each for Tuban, Lematang and Simenggaris in anticipation of an increase in the market demand for oil and gas.

Delineation activities for the next three years are expected to focus on moving gas reserves currently in the "probable" to the "proved" category, and also to monetize gas from the Senoro field.

Development activities for the next three years are expected to concentrate on developing the existing producing areas in the Rimau block and the development of the newly discovered fields in the Extension block to increase oil production volume.

Sales and Distribution

A majority of the Company's net crude entitlement is exported to Itochu and PTT and the remainder is supplied to Pertamina's domestic refinery. Pursuant to the Shareholders' Agreement, the initial 50% of the Company's net crude entitlement available for sale must, subject to the Company's discretion and market conditions be sold through a competitive tender process. Pursuant to the Shareholders' Agreement, PTTEPO has the right of first refusal to purchase an equivalent amount of the Company's net crude entitlement at an equivalent price. If PTTEPO does not exercise its right of first refusal, the equivalent net crude entitlement is to be sold through another competitive tender process. In 2002, the Company launched a competitive tender process for 50% of its net crude entitlement from the Rimau PSC. Itochu won the tender and has purchased 5.04 MMBbls from the Company since the contract commenced on March 31, 2002. The contract with Itochu was due to expire on March 31, 2003 but was extended for two months, until May 31, 2003. Following the winning of the tender by Itochu, PTTEP exercised its right of first refusal to purchase the balance of the Company's net crude entitlement from the Rimau PSC for nine months commencing July 2002. Pursuant to PTTEPO's exercise of its right, the Company entered into a new contract with PTT, which contract was due to expire in March 31, 2003 but was extended for two months, until May 31, 2003. Half of the Company's net crude entitlement from the Rimau PSC has been re-tendered and won by Mitsui, which bid a premium of US$0.92

above the ICP-SLC. Mitsui's one-year contract will commence when Itochu's contract terminates. PTTEPO has exercised its right of first refusal to purchase the balance of the Company's net crude entitlement from the Rimau PSC during the Mitsui contract period at an equivalent price. The Company's net crude entitlement from its remaining production sharing arrangements is not subject to any such sales contracts. Crude entitlement not sold pursuant to a sales contract can readily be sold in the spot market, albeit without the modest premium afforded by a sales contract. The Company sells its oil to Itochu, PTT, Mitsui and Pertamina at prices based on the ICP-SLC, with adjustment depending on the quality of the crude oil. The cost recovery portion of net crude entitlement is also calculated based upon ICP prices. The ICP-SLC is published monthly, and is based on publications of independent oil traders and marketers in the Asia-Pacific region. The Company's sales of oil from the Tuban block are based on the ICP-Arjuna, a similar indicator published monthly. The total volume of crude oil exported from the Tuban block from January 2002 to November 2002, for which the Company has 25% entitlement to, is 3.3 MMBbls.

Under gas supply agreements with Pertamina, gas production is delivered to fertilizer, power and methanol plants. Under such agreements, gas production from the Extension/Kampar PSC is delivered to the Palembang fertilizer plant. Natural gas production from the Sanga-Sanga TAC is sold to PLN under an agreement with Pertamina to supply 9.1 MMcf/d of gas to PLN's electricity generating plant in Tanjung Batu, East Kalimantan under a five year interim gas sales contract commencing January 2001, with price revision at the end of the third year. It is intended that such supply of gas will continue until 2018. Natural gas production from the Tarakan PSC is sold to Pertamina under a 10 year fixed price contract expiring in 2007 and is supplied to the Bunyu methanol plant which is operated by the Company. Additional gas supply is sold to PLN's 10MW power plant in Tarakan city, East Kalimantan under a 10-year contract.

Contract Drilling Operations

The Company provides services for oil, gas and geothermal drilling by leasing drilling rigs (accompanied by trained personnel) to companies wishing to carry out oil, gas or geothermal exploration and production. The Company's clients in the drilling business include many of the major international oil and gas exploration and production companies operating in Indonesia, such as TotalFinaElf, PetroChina, Unocal and ConocoPhillips. The Company's drilling activities comprise onshore and offshore contract drilling. The Company aims to provide premium quality, cost-effective services to its customers in order to maximize the utilization of its rig fleet at attractive dayrates. The Company's understanding of its customers' future needs guides strategic decisions regarding investment in equipment, selection of geographic markets and development of Company skills.

The shareholders of New Links, the majority shareholder of Medco Energi, have agreed, pursuant to the Shareholders' Agreement, to cause Medco Energi to use its reasonable commercial endeavours to divest the Company's onshore and offshore drilling business relating to oil and gas by December 12, 2006.

The Company reduced its ownership in Apexindo, its drilling subsidiary, through an initial public offering in June 2002 and may in the future consider other means of maximizing its investment, including further reductions of its shareholding in Apexindo, although the Company is not planning any such sale in the near future.

Drilling Rigs

The following table sets forth certain information for the Company's onshore and offshore drilling rigs:

Rig	Type	Year of Acquisition	Acquisition Cost	Horse Power	Maximum Drilling Depth	Water Depth
			(US$ in millions)		(Feet)	(Feet)
Offshore						
Maera[(1)]	Submersible swamp barge	1992	35.00	3,000	30,000	25
Raisis	Submersible swamp barge	1995	26.00	3,000	25,000	25
Raniworo	Jack up	1994	38.00	2,000	25,000	350
Raissa[(2)]	Submersible swamp barge	2003	52.00	7,400	30,000	35
Yani[(2)]	Submersible swamp barge	2003	39.00	6,320	25,000	25
Onshore						
Rig 2[(3)]	HSE 1500E	1982	5.00	1,200	12,000	—
Rig 3	HSE 1500E	1982	3.90	1,200	12,000	—
Rig 4	Skytop Brewster HE95A	1983	3.20	1,500	15,000	—
Rig 5	Dreco 2000E	1985	4.40	2,000	20,000	—
Rig 8	Gradner Denver 1000E	1990	4.60	1,000	12,000	—
Rig 9	Gradner Denver 2000E	1990	4.90	2,000	20,000	—
Rig 10	Ideco E2100	1993	7.10	2,000	20,000	—
Rig 11	Skytop Brewster TR800	1993	3.00	800	8,000	—
Rig 12	National Model 4215-D	1997	2.50	600	6,000	—
Rig 14	Skytop Brewster RR850	1998	1.20	800	8,000	—
Rig 15	Wilson Mogul 42	2000	0.36	600	6,000	—

(1) See "— Submersible Swamp Barges" below for a description of the incident involving Rig Maera and the suspension of its operations from March 2002 to February 2003.
(2) Expected to commence operations by mid-2003.
(3) Rig #2 is owned by Medco Energi and is leased and operated by its subsidiary Apexindo.

Jack-Up Rig

A jack-up is a mobile rig that jacks down its legs to stand on the sea floor with its hull elevated above the water surface during drilling operations. For transportation between locations, the legs are raised and the hull is floated. The legs are raised and lowered by multiple jacking units attached to the legs. The water depth limit for each rig is a function of several factors, including leg length, seafloor conditions and the anticipated wind, wave and current severity. The Company's jack-up rig, Raniworo, can operate in depths of up to 350 feet. Jack-up rigs can be used to drill exploration wells or to drill multiple production wells at the same location. Several features are important for this latter capability. A cantilever, on which is mounted the derrick, drilldoor and substructure, enables the rig to drill alongside and over an adjacent platform or sub-sea template and to drill multiple wells at the same location without repositioning the rig. Skid-off capability enables the drilling system to be skidded onto a production platform for development drilling while the rig serves in a tender-assist mode. A top-drive enables the rig to drill long, highly deviated wells both more efficiently and more safely than conventional rotary equipment.

Submersible Swamp Barges

The Company's submersible rigs, Maera, Raisis, Raissa and Yani, are designed to work in depths of up to 25 to 35 feet. These submersible rigs operate on the sea floor with the machinery, quarters and drilling equipment on a deck structure above the surface. When the Company needs to mobilize the rigs, they are floated and towed by tugs. Once positioned, the hulls are filled with water to sink the drill onto the sea bed. Two of the Company's submersible rigs, Raissa and Yani, are newly acquired and are expected to commence operations by mid-2003.

In March 2002, a gas blowout occurred on one of the Company's offshore rigs, the Maera, in Mahakam Delta in East Kalimantan. The rig, contracted to TotalFinaElf, was damaged due to fire caused by the blowout. The Company has completed repairs on the rig, at the same time performing some upgrading, and the rig resumed operation for the same project in February 2003. The drilling rig equipment is mostly covered by insurance but loss of revenue is not. TotalFinaElf has conducted an investigation as to the cause of the blowout and found that a kickback due to excess pressure buildup was the probable cause. The Company has received approximately US$14 million in compensation from the insurer to date and expects to receive the balance of its US$20 million claim once all expense claims are processed by the insurer.

Utilization

The profitability of the Company's contract drilling operations depends upon maximizing the contracted out period ("utilization") of its fleet at the highest achievable dayrate. A fixed dayrate is charged while the rig is in operation, with a standby rate, generally between 75% and 90% of the dayrate, depending on the contract, charged while the rig is under contract but not in use (for example, if the Company is awaiting customer directions or customer-furnished materials or services, or while the rig is being relocated from one well to another). In the Company's experience, a full day rate is chargeable for, on average, between 85% to 90% of the period during which its onshore drilling rigs are under contract and about 95% of the period during which its offshore rigs are under contract. Rental rates for the Company's drilling rigs are payable in U.S. dollars and approximately 60% of operating costs are payable in U.S. dollars. The Company's onshore and offshore drilling rig utilization is shown in the following table:

	Year ended December 31,		
	2002	2001	2000
	(%)	(%)	(%)
Onshore rigs	61	43	37
Offshore rigs	70	100	76

Contract drilling industry conditions in Indonesia, and resulting drilling rig utilization and dayrates, have been extremely volatile in recent years. From the mid-1980s through the early 1990s, worldwide demand, including in Indonesia, for drilling rigs was declining or stagnant, and the industry fleet of offshore rigs was reduced, primarily by attrition. Offshore contract drilling industry conditions and resulting offshore drilling rig utilization and dayrates, as well as land rig dayrates, improved substantially in the mid-1990s. As a result of the Asian financial crisis in 1997, dayrates once again become severely depressed, but conditions have since improved.

Drilling Rig Contracts

Drilling contracts in Indonesia are awarded through competitive bidding. Contracts outside Indonesia are generally concluded through competitive bidding or, occasionally, a result of direct negotiations between the drilling contractor and the customer. In many cases, the specifications of the bid contain certain requirements not met by any of the Company's available rigs. As a result, if the Company is awarded the contract, the Company may incur considerable expense in upgrading and outfitting a rig in the specified manner or building a new rig, as the case may be. Substantial outfitting, upgrading and building of rigs is generally project financed by the Company.

The Company operates each of its rigs under a contract either to drill a specified well or number of wells, or for a stated period of time, which is generally automatically extended beyond the scheduled expiration date to enable completion of the drilling. Contracts may be cancelled upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation. The contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods by reason of force majeure or excessive rig downtime for repairs.

Many of the Company's contracts provide for remuneration on a dayrate basis, payable in U.S. dollars, under which the Company receives a fixed amount for each day that the rig operates under contract. Under a dayrate contract, the Company provides the drilling rig and personnel to

operate the rig and to conduct the drilling operations. Operating expenses, such as crew wages and incidental supplies, with respect to the contracted rig, are paid by the Company. All of the Company's drilling rig contracts provide for penalties in the form of reduced or suspended remuneration if the Company does not achieve specified timetables, particularly in relation to the date the rig commences operations under the contract and for extended breakdown time.

The rate of remuneration specified in each contract depends on the type of equipment required, its availability and location, the location and nature of the operation to be performed, the duration of the work, market conditions and other variables. The contracts generally provide for a reduced dayrate or lump sum payment when the rig is being transported to or from the first and last drill site. Generally, a reduced dayrate or no payment is applicable when operations are suspended because of force majeure or extended mechanical breakdown. Reduced dayrates may also apply while a rig is on standby awaiting a customer's directions or customer-furnished materials or services, or while moving between well locations under the same contract. When drilling rigs are being relocated a substantial distance, the Company attempts to obtain either a lump sum or a dayrate plus transport costs, as compensation for mobilization and demobilization expenses as well as the rig time incurred during the period of transit. The Company's contracts generally provide for payment in U.S. dollars.

Contracts commonly contain renewal or extension provisions exercisable at the option of the customer which address extension for a number of wells or for a specified period of time. These options may provide that the remuneration for the extension period must be agreed upon before commencement of the extension or the parties may have negotiated the extension period remuneration at the time of the initial contract. The Company prefers either to negotiate provisions which require mutual agreement upon remuneration for the option term (to obtain prevailing market rates) or to establish a means of increasing remuneration for the option term to reflect cost escalation and anticipated market conditions.

Generally, offshore drilling contracts are for a three year term and onshore drilling contracts are for a term of less than one year. However, the Company recently entered into a five year drilling contract (with an option to renew for a further three years) with TotalFinaElf, a leading gas producer in Indonesia.

Mesa Drilling

Mesa was established in June 2001 as a joint venture company between the Company (50%) and Mesa Drilling AS (50%), a Norwegian company, with a view to expanding contract drilling in the United States. As part of the agreement, the Company provided Rig #7 as an in kind participation valued at US$3 million, and Mesa provided US$2 million in cash and US$1 million worth of assets. Mesa has a rental agreement with the Company for Rig #6. As a result of the recent downturn and market saturation in the oil and gas industry in the United States, the Company has decided to terminate its participation in Mesa. Rig #6 has been sold for US$4.59 million and Rig #7 is expected to be sold. The proceeds are expected to be paid to Mesa for distribution to creditors and, as to any balance, the joint venture participants.

Gas Related Downstream Projects

With the enactment of the New Oil and Gas Law under which domestic companies other than Pertamina as well as international companies may enter into downstream businesses, the Company will seek to enter into working alliances with other companies as gas suppliers. The aim is to obtain long-term contracts with power plants and industrial users as new users of natural gas.

Bunyu Island Methanol Plant

Pursuant to a 20 year agreement entered into with Pertamina in April 1997, the Company began operating a methanol plant owned by Pertamina on Bunyu Island, east of Kalimantan. The Company took over the operation of the plant in October 1997 following a six month trial period beginning in April 1997. The methanol plant, which has a capacity of 330,000 MT per year, began operations in 1986 and until April 1997, was operated by Pertamina using gas from its own fields on Bunyu Island.

The operation of the plant has suffered from technical difficulties and an under-supply of gas in the past. However, following a recommendation by chemical engineering consultants, in 1996, Pertamina incurred additional capital expenditure in order to remedy the plant's technical deficiencies. The Company has entered into a 10-year contract with Pertamina which expires in 2007 to supply up to 30 MMcf/d of gas from the Tarakan PSC area to Pertamina, which has a back-to-back contract with the Company, as operator of the Bunyu Methanol Plant, to supply this gas to the methanol plant. Under the contract, the methanol plant must take or pay for an average of 21 MMcf/d of gas each year supplied from the Tarakan PSC area. The plant requires 34 MMcf/d of gas to operate at maximum capacity and it purchases the balance from Pertamina. The plant is currently operating at approximately 80% of designed capacity and using approximately 28 MMcf/d of gas.

The methanol produced by the plant is a high quality "AA" grade methanol of 99.98% purity. 40% of the production is sold domestically while 60% is for export. The methanol produced is largely used in the manufacture of formaldehyde thermosetting resins as glue for the plywood industry and, of the 40% domestic share, approximately 90% of the plant's production is sold to a number of Indonesian companies engaged in this business, with the balance sold to companies producing solvents for paints.

Competition

Oil and Gas Exploration and Production

The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of production sharing arrangements. The Company's competitors in Indonesia and Southeast Asia include international oil and gas companies, many of which are large, well-established companies with substantially greater capital resources and larger operating staffs than the Company's and which, in many instances, have been engaged in the oil and gas business for a longer time than the Company. Such companies may be able to offer more attractive terms when bidding for concessions for exploratory prospects and secondary operations, to pay more for productive natural gas and oil properties and exploratory prospects, and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial, technical or personnel resources permit. The Company's ability to acquire production sharing arrangements and to discover, develop and produce reserves in the future will depend upon its ability to evaluate and select suitable properties and to consummate transactions in an highly competitive environment. However, given the importance of the oil and gas industry to the Indonesian economy, local participation has been actively encouraged by the Government. Being one of the few Indonesian companies involved in the oil and gas exploration and production industry, the Company believes that it has certain advantages when seeking to expand its business in this sector. As a consequence of the New Oil and Gas Law, Pertamina has become a competitor of the Company (see "Industry — New Oil and Gas Law").

One of the Company's competitive strengths is its relatively low cost structure which enables it to economically rehabilitate older oil and gas fields. Rehabilitation has not been a significant area of focus of the major international oil companies operating in Indonesia. While the Company intends to continue to focus on existing fields and fields which it believes have exploratory potential, it also plans to compete for the award of new production sharing arrangements. Although the industry operates in a competitive bidding environment for the award of new contract areas, the Company believes that it is in a favorable position, either alone or together with a major international oil and gas company, to win further contract areas from the Government upon implementation of the New Oil and Gas Law, given the depth of its knowledge and experience of the exploration and production environment in Indonesia and its long-standing relationship with the Government.

Contract Drilling

The boom in the Indonesian oil industry in the 1980s led to an increase in the number of drilling companies operating in Indonesia from approximately 13 to 130. However, following the reduction in market prices for oil in 1985, their numbers reduced, with approximately 25 domestic and joint venture companies currently active. Drilling contractors for onshore work in Indonesia are generally domestic operators. Offshore drilling contractors are generally international companies working through agencies on a contract basis.

The Company believes that it has an advantage over its domestic competitors as a result of being the only fully integrated local operator and of having both onshore and offshore capability and experience. In addition, the Company's fleet has the greatest drilling capacity among Indonesian competitors, and is the only one capable of directional drilling. The larger-sized horsepower drilling rigs are capable of drilling deeper wells, particularly gas wells, which are now an increasingly common feature of the Indonesian oil and gas industry. Due to the size of its operations, the Company has been able to tender for projects requiring the use of custom-built equipment and to respond to the requirements of customers by keeping its rigs in operating condition and in locations in close proximity to their intended projects. Due to the nature of the oil and gas drilling rig contracting business, there are barriers to entry by new participants: a high capital outlay is required to acquire and recondition the rigs to meet demands of customers and a high level of technical expertise is needed to operate them. As shallow reserves in the established oil and gas producing regions of Indonesia (such as Sumatra, Java and East Kalimantan) are depleting, demand for deeper drilling rigs is expected to increase. Rigs capable of drilling deeper wells command a higher contract price.

Foreign drillers also operate in Indonesia. They generally have larger fleets, more international experience and greater resources than local operators. However, because their rigs are generally not located in Indonesia and may have to be transported from greater distances, and also because their rigs tend to be more customized and may therefore be more expensive to refit for a particular project, such foreign drillers can be more expensive than local operators. In addition, foreign operators have generally less experience in operating in the diverse regional and local environments in Indonesia.

The Company expects that competition for onshore drilling rig contracts from foreign operators or domestic operators rigs imported temporarily will increase significantly however, the Company believes that it can compete with both domestic and foreign operators on the basis of its proven track record in the reliability of its rigs and crews and its technical expertise. The Company seeks to keep abreast of the production commitments and exploration plans of all significant participants in the Indonesian oil and gas and geothermal industries so as to position itself to tender successfully for contract drilling projects. The Company's policy is to build and maintain good long-term relations with its clients.

Operating Hazards and Uninsured Risks

The Company's operations are subject to hazards and risks inherent in drilling for and production and transportation of natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, and of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company. Additionally, certain of the Company's natural gas and oil operations are located in areas that are subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company's coverage for its oil and gas exploration and production activities includes, but is not limited to, loss of wells, blowouts and certain costs of pollution control, physical damage on certain assets, employer's liability, comprehensive general liability, automobile and worker's compensation.

The Company maintains coverage for its drilling rigs, equipment and machinery for their replacement value and insures against third party liability and workers' compensation. It does not, however, insure against business interruption or loss of revenues following damage to or loss of a drilling rig, except in respect of an offshore drilling rig where it is a term of the financing for such rigs that such coverage be in place for the benefit of the lenders. The Company believes that its insurance coverage is adequate and is comparable to insurance taken out by companies of a similar size engaged in operations similar to those of the Company. However, losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have an adverse impact on the Company's financial condition and results of operations.

Safety

The Company has extensive safety procedures designed to ensure the safety of its workers, the assets of the Company, the public and the environment. A central safety manual of detailed operating procedures is available at the operations level, with another, more specific, manual maintained by each operating subsidiary, which together govern the Company's procedures. Certain procedures must be approved by a safety officer in advance before they can be undertaken.

It is the policy of the Company that in the event of any conflict between the progress of work and safety or environmental concerns, the safety of employees, equipment and third parties and preservation of the environment are paramount. The Company provides its employees with comprehensive training in safety and environmental related matters. In particular, because the Company's drilling services are contracted out to international companies, it must be able to demonstrate that its procedures meet international standards before the contract will be awarded. In addition, the Company must comply with the contractor's safety standards during the contract period. The Company believes that its safety record has exceeded international standards over the past decade, as compiled by the International Association of Drilling Contractors. Government officials make both scheduled and random checks at the Company's operating facilities to ensure that safety procedures are being followed.

Employees

As of December 31, 2002, the Company had 1,640 permanent employees, 537 of whom were located at the Company's offices in Jakarta, Indonesia, and the remainder of whom were located at field offices. All full time employees of companies involved in oil and gas exploration and production are employees of such companies. However, prior to the enactment of New Oil and Gas Law, the practice arose whereby such employees were also subject to the employment policies of Pertamina. For example, Pertamina approved the hiring, termination and other material decisions with respect to employees under production sharing arrangements. At this time, it appears that for the existing production sharing arrangements, BPMigas will continue this practice. In addition to its full time employees, the Company also employed 559 contract laborers and 75 expatriate employees as of December 31, 2002.

Environmental Matters

The Company's operations are subject to Indonesian laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, which may restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, require remedial measures to prevent pollution from former operations, such as plugging abandoned wells, and impose substantial liabilities for pollution resulting from the Company's operations. In addition, these laws, rules and regulations may limit the rate of oil and natural gas production to levels below the rate that would otherwise exist. The regulatory burden on the oil and gas industry increases the cost of doing business and consequently affects its profitability. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Management believes that the Company is in compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

The Government has imposed environmental regulations on oil and gas companies operating in Indonesia and in Indonesian waters. Operators are prohibited from allowing oil into the environment and must ensure that the area surrounding any onshore well is restored to its original state insofar as this is possible after the operator has ceased to operate on the site. An environmental impact study and a Government permit is required before any exploration work can commence. Under the New Oil and Gas Law, BPMigas has direct control over operators to ensure that they meet Government regulations. The Company is required to provide a report containing an environmental impact analysis to the Indonesian environmental agency on a bi-annual basis.

Legal Proceedings

From time to time, the Company may be a party to various legal proceedings. The Company is not currently party to any material pending legal proceedings.

Tax Matters

The Secretary of State of the State of Delaware, U.S., had designated three of the Company's subsidiaries to be "void" as a result of such companies not having paid their franchise taxes under Chapter 5 (Corporation Franchise Tax) of the Delaware Code from 1995 to 2000. These subsidiaries hold the Company's interests in the Rimau PSC and the Pasemah PSC. The Company filed certificates of revival in respect of these companies in 2001. The Company believes that following the filing of the certificates, these companies were revived with the same force and effect as if their certificate of incorporation had not been "void" and any actions taken while the companies were void have been validated. One of these companies has again lapsed into "void" status as a result of failure to pay its franchise tax for 2001 and 2002. The Company is in the process of paying the outstanding franchise tax and filing a further certificate of revival for this company. Once these matters have been completed, the Company believes that this company will be revived with the same force and effect as if its certificate of incorporation had not been void and any and all actions taken while it was in "void" status will be validated. The Company is in the process of preparing their U.S. corporate income tax returns for the years 1995 through 2002. Although the Company is not currently able to assess how much tax is payable in relation to these companies, it has determined, based on advice received from its tax advisers, that its total liability would not be material. No assurance can be given that any liability will not ultimately be higher than expected or will not have a material adverse impact on the Company's future results of operation or financial condition.

Dividends payable to the Guarantor by its subsidiaries in the United States, which hold the Company's interests in the Rimau PSC, are currently subject to U.S. withholding taxes. Pending the preparation of U.S. tax returns by such subsidiaries, the Guarantor receives funds from such subsidiaries through intercompany loans rather than dividends.

In 2002, two of the Company's oil and gas subsidiaries received tax assessments from the Indonesian Directorate General of Taxation for the payment of approximately US$2.2 million of value added tax, plus related penalties and interest. The Company has disputed the assessments and accordingly has not accrued a liability for their payment.

One of the Company's subsidiaries has not paid its annual fees required by the Cayman authorities and is therefore deemed "defunct". The Company is in the process of paying the outstanding annual fees. Once this is completed, the Company believes that this company will be revived with the same force and effect as if it were being registered for the first time. This subsidiary holds the Company's interests in the Asahan PSC.

MANAGEMENT

Commissioners, Directors, Advisors and Executive Officers of Medco Energi

The management and day-to-day operations of Medco Energi are carried out by the Board of Directors under the supervision of the Board of Commissioners, the members of which are appointed through a general meeting of shareholders. The rights and obligations of each member of the Board of Commissioners and Board of Directors are regulated in the Articles and by the decisions of the shareholders of Medco Energi in general meeting. Under the Articles, the Board of Directors must consist of at least three members including a President Director and two or more Directors. The President Director acting together with one other Director can legally bind Medco Energi. The Board of Commissioners must have at least three members: a President Commissioner and two or more Commissioners. The President Commissioner and one Commissioner acting together are entitled to act for and on behalf of the Board of Commissioners.

The Board of Commissioners is currently composed of eight members. The Board of Directors is currently composed of four members. Commissioners and Directors are elected for a term of office of five years and four years, respectively without prejudice to the rights of the general meeting of shareholders to dismiss a Commissioner or Director during their term of office or to reappoint a Commissioner or Director whose term of office has expired. The officers of Medco Energi serve at the discretion of the Board of Directors. There is also a Board of Advisors, currently composed of three members.

Information regarding the Commissioners, Directors and Advisors of Medco Energi is set forth below:

Board of Commissioners

Name	Position
Mr. John Sadrak Karamoy	President, Independent Commissioner
Ms. Yani Yuhani Rodyat	Commissioner
Mr. Gustiaman Deru	Independent Commissioner
Mr. Chitrapongse Kwangsukstith	Commissioner
Mr. Maroot Mrigadat	Commissioner
Mr. Andrew Gerard Purcell	Commissioner
Mr. Sudono N.S.	Independent Commissioner
Ms. Retno Dewi Z. Arifin	Commissioner

Mr. John Sadrak Karamoy. Joined the Company in 1992. Graduated with a degree in Chemical Engineering, Bandung Institute of Technology in 1963. Has more than 40 years of experience in the oil and gas sector. Held various key positions at Exspan Nusantara Indonesia for 32 years until becoming Senior Vice President of Exspan Nusantara Indonesia (1981-1987), Senior Vice-President Director of Huffco Indonesia (now Vico) (1987-1992), President Director of Exspan Kalimantan (1992-1995), President Commissioner of the Exspan companies (1994-1998) and President Director/Chief Executive Officer of Medco Energi (1998-2001). Currently President, Independent Commissioner of Medco Energi and Exspan Nusantara.

Ms. Yani Yuhani Rodyat. Joined the Company in 1994. Graduated in Electrical Engineering, Bandung Institute of Technology in 1975 and received a Masters Degree in Management from the Bandung Graduate School of Management in 1997. Previously the President Director at PT Ega Kineta (1989-1994) and President Director at PT Sarana Jabar Ventura (1994-2001). Currently Director and Commissioner at various the Company subsidiaries, and Lecturer at Indonesia University since 2000.

Mr. Gustiaman Deru. Joined the Company as a Commissioner in 2000. Graduated in Civil Engineering, Universitas Katolik Parahyangan in 1985 and received a MBA degree in Banking and Finance from the Rotterdam School of Management/Erasmus Universiteit-Rotterdam in the Netherlands in 1990. Previously a Director of Peregrine, Hong Kong (1994-1996), a Director of ING Barings, Hong Kong (1996-1998) and a Director of Credit Suisse First Boston, Hong Kong (1998-2002). Currently Director of Matlin Patterson Advisors (Asia) Limited, Hong Kong and Independent Commissioner of Medco Energi.

Mr. Chitrapongse Kwangsukstith. Joined the Company in February 2002 as a Commissioner. Graduated in Mechanical Engineering, Chulalongkorn University, Bangkok in 1970, received a MSc degree in Industrial Engineering, Lamar University, U.S. in 1975 and received a PhD degree in Industrial Engineering, Lamar University, U.S. in 1977. Previously held positions at Department of Mineral Resources, Ministry of Industry of Thailand (1970), ESSO Standard Thailand, Ltd. (1971-1973), Sabine Steel Construction (1975-1979), Fluor Engineering and Construction (1980-1981). Also held various key positions at Petroleum Authority of Thailand (1982-1999). Currently President of PTTEP since 2000.

Mr. Maroot Mrigadat. Joined the Company in 2002 as a Commissioner. Graduated in Petroleum Engineering, University of Texas, Austin U.S. in 1976 and received a MSc degree in Petroleum Engineering, University of Texas, Austin U.S. in 1979. Previously held various positions at the Petroleum Authority of Thailand (1980-1989) and PTTEP (1989-2002). Currently Senior Vice President of the New Projects Division at PTTEP since 2002.

Mr. Andrew Gerard Purcell. Joined the Company in 2002 as a Commissioner. Graduated in Electronics and Communications Engineering, Queensland University of Technology in 1986 and received a MBA degree, University of Queensland/University of Sydney in 1993. Previously held various positions at Reuters Plc (1986 - 1991), held an Executive position at Macquarie Bank Limited (1993-1994) and held various positions at Credit Suisse First Boston (Australia) Limited (1994-2001). He is an employee of Credit Suisse First Boston (Hong Kong) Limited since 2001.

Mr. Sudono N.S. Joined the Company in 1992. Graduated in Mining Engineering, Bandung Institute of Technology in 1960. Has 40 years' experience in the oil and gas industry and previously held several managerial positions in petroleum engineering, projects and logistics in PT Stanvac Indonesia and Huffco Indonesia (now VICO), President Director of Exspan Nusantara (2001-2002). Currently Independent Commissioner of Medco Energi.

Ms. Retno Dewi Z. Arifin. Joined the Company in 1990. Graduated in Architectural Engineering, Bandung Institute of Technology in 1972. Previously held several managerial positions in architectural and civil consulting, Commissioner of Medco Energi (1990-1995), Director of PT Trikonsdaya Cipta Tanna (1994-1996), Commissioner of PT Kreasi Megah Cipta Sarana (2000-Present).

Board of Directors

Name	Position
Mr. Hilmi Panigoro	President Director/Chief Executive Officer
Mr. Sugiharto	Director, Chief Financial Officer
Mr. Rashid I. Mangunkusumo	Director, Chief Operating Officer
Mr. Peerachat Pinprayong	Director, Chief Planning Officer

Mr. Hilmi Panigoro. Joined the Company in 1997. Graduated in Geological Engineering, Bandung Institute of Technology in 1981, attended the MBA Core Program at Thunderbird University, U.S. in 1984 and received a MSc degree from Colorado School of Mines, U.S. in 1988. Held various key positions at Huffco (now Vico) for 14 years since 1982 until becoming Vice President of Vico Indonesia (1996-1997). Currently President Director and Chief Executive Officer of Medco Energi since 2001, Chief Executive Officer of Medco Holding since 1998, Commissioner of several of Medco Energi's subsidiaries since 1998 and President of Central Asia Petroleum since 1997.

Mr. Sugiharto. Joined the Company in 1991. Graduated in Financial Management, Faculty of Economics, University of Indonesia in 1987, received a MBA degree from the Indonesia School of Management, Jakarta in 1994 and the Amsterdam School of Management/Universitet van Amsterdam in the Netherlands in 1997. Previously held position as Commissioner at several of Medco Energi subsidiaries. Before joining the Company, he held several key positions at SGV-Utomo, Bankers Trust Company and Chemical Bank Jakarta. Currently Director of Finance and Administration and Chief Financial Officer of Medco Energi since 1994, and Commissioner of several of its subsidiaries since 1991.

Mr. Rashid I. Mangunkusumo. Joined the Company in 1995. Graduated in Engineering, Delft Institute of Technology in 1960 and received a B.Sc degree in Petroleum Engineering from Oklahoma University, U.S. in 1963 and a Masters degree in Engineering from Oklahoma University in 1965. Previously held the position of President Director of Exspan Nusantara (1996-2001). Currently Director and Chief Operating Officer of Medco Energi since 2001.

Mr. Peerachat Pinprayong. Joined the Company in February 2002 as Director of Corporate Planning and Business Development. Graduated in Geology at Chulalongkorn University, Bangkok in 1979, obtained a MA degree in Industrial Psychology at Thammasat University, Bangkok in 1990, and received a MBA degree in Business Management at Sasin Graduate Institute of Business Administration, Chulalongkorn University, Bangkok in 2000. Previously held various positions at the Department of Mineral Resources, Ministry of Industry of Thailand (1980-1986) and Unocal Thailand, Ltd. (1986-1990). Also held various key positions at PTTEP (1990-2000). Currently Chief Planning Officer of Medco Energi and Senior Manager of the Arthit Asset Operations Division at PTTEP since 2000.

Board of Advisors

Name	Position
Mr. Ismail Saleh	Board of Advisors
Mr. Arifin Panigoro	Board of Advisors
Mr. Subroto	Board of Advisors

Mr. Ismail Saleh S.H. Joined the Company in 1994. Graduated with a law degree from the Military Justice Academy in Jakarta in 1962 before joining the Indonesian army. Retired from the Indonesia army in 1981 having attained the rank of Lieutenant General. Chairman of the Board of Advisors of Medco Energi since 1993. Previously Cabinet Secretary of the Republic of Indonesia (1978-1979), Head of the Investment Co-ordinating Board (1979-1981), Attorney General of the Republic of Indonesia (1981-1984) and Minister of Justice of the Republic of Indonesia (1984-1993). Member of the advisory team to the President of the Republic of Indonesia since 1993, with responsibility for advising on the application of Pancasila (P4), the state ideology.

Mr. Arifin Panigoro. Founder of the Company and involved in the drilling and oil and gas industry since 1980. Withdrew from the Company's management in 1998 in order to be more focused as a member of the Parliament. Advisor to the Company since withdrawal from management.

Mr. Subroto. Joined the Company in 1997. Graduated with a degree in Economics from the University of Indonesia. Obtained a MA degree from McGill University, Montreal, Canada in 1956, and a Ph.D. in Economics from the University of Indonesia in 1958. Appointed Director General for Research and Development in the Government's Commerce Department in 1966, and then as the Head of the National Committee for Export Development in 1977. Minister for Manpower, Transmigration and Co-operatives (1973-1978), Minister of Mines and Energy for two administrations (1978-1993 and 1983-1988) and Secretary General of OPEC (July 1988-June 1994). Dean of the Economics Faculty of Pancasila University and the Dean of the Economics Faculty of the University of Indonesia since 1995.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information, as of December 31, 2002, with respect to the ownership of the common shares by each person who, according to the records of Medco Energi, owned more than 1% of Medco Energi's common shares, and ownership by the public and treasury stock held by Medco Energi.

Name of Shareholder	Number of common shares held	Percentage of total outstanding common shares
New Links Energy Resources Ltd.(1)	2,849,414,565	85.51
PT Medco Duta	78,360,000	2.35
PT Multifabrindo	2,000,000	0.06
PT Nuansa Graha Cipta	2,885,000	0.09
Public	171,593,385	5.15
Treasury Stock	228,198,500	6.85

(1) The shareholders of New Links are Encore Int'l Limited with a 40.1% ownership interest, Cumin Limited with a 19.9% ownership interest and PTTEPO with a 40% ownership interest as of December 31, 2002. Encore Int'l Limited is wholly owned by certain members of the Panigoro family. Cumin Limited is wholly owned by CSFB, and PTTEPO is a subsidiary of PTTEP and PTT.

The authorized share capital of Medco Energi is Rp.400 billion comprising four billion shares of Rp.100.00 each, of which 3,332,451,450 shares were issued and outstanding and were fully paid up, as of December 31, 2002.

The Acquisition of New Links Shares by PTTEPO

On October 7, 2001, PTTEPO entered into a share purchase agreement with Cumin Limited ("Cumin"), a special purpose vehicle incorporated in the Cayman Islands and wholly owned by CSFB, pursuant to which Cumin agreed to sell to PTTEPO 40% of the shares of New Links (the "PTTEPO Acquisition"), a company incorporated in Mauritius by way of continuation. Following closing of the PTTEPO Acquisition on December 12, 2001, New Links was required by Indonesian regulations to make a tender offer for those Medco Energi shares owned by public shareholders. Completion of the tender offer took place in May 2002.

Shareholders' Agreement

In connection with the PTTEPO Acquisition, PTTEPO, Encore Int'l Limited ("Encore") (a corporation incorporated in the British Virgin Islands wholly owned by certain members of the Panigoro family), Cumin and New Links entered into a shareholders' agreement (the "Shareholders' Agreement") to define their mutual rights and obligations as the sole shareholders of New Links and to establish the general policy and governance principles with respect to their interests, through New Links, in Medco Energi.

Pursuant to the Shareholders' Agreement, Encore is entitled to nominate three individuals and PTTEPO is entitled to nominate one individual to the Board of Directors of Medco Energi. The Shareholders' Agreement provides that resolutions by the Board require the approval of a simple majority, with a quorum of two Directors. Encore has the additional right to cause the Company to appoint its management personnel. Furthermore, in addition to the number of Commissioners required to be independent, Encore is entitled to nominate two individuals, PTTEPO is entitled to nominate two individuals and Cumin is entitled to nominate one individual to the Board of Commissioners of Medco Energi. Each of Encore, Cumin and PTTEPO shall be entitled to nominate unanimously two individuals to become the independent Commissioners of Medco Energi. Decisions on certain matters require the approval of at least one Encore nominee, one PTTEPO nominee and the Cumin nominee, or the affirmative vote of the representative of the New Links board of directors specially appointed for purposes of voting on New Links' behalf at Medco Energi's shareholders meetings. These matters include dispositions of any of Medco Energi's interests in any material subsidiary, mergers involving Medco Energi or any material subsidiary with third parties, acquisitions by the Company of any additional business or assets not

directly related to Medco Energi's business or the energy industry, nor identified by the Company's business plan, with an aggregate value exceeding US$250,000, and changes in the business of the Company. Each of Encore, PTTEPO and Cumin have agreed to vote their New Links shares to procure the appointment of each New Links shareholder's nominees.

Encore has agreed not to sell its New Links shares prior to December 12, 2004, PTTEPO has agreed not to sell its New Links shares prior to June 12, 2003 and Cumin has agreed not to sell its New Links shares prior to December 12, 2002 (provided that Cumin shall retain at least 2% of the issued share capital of New Links until December 12, 2004) (the "Lock-Up Periods"). The relevant Lock-Up Period having expired, the appropriate New Links shareholder may, subject to the rights of first refusal of the other New Links shareholders, sell its New Links shares and, in certain circumstances, in the case of Cumin only, may procure the sale by New Links of its indirect pro rata share of Medco shareholding in Medco Energi. In addition, Cumin has tag-along rights over the transfer of New Links shares by the other New Links shareholders.

Should Medco Energi be delisted from the Jakarta Stock Exchange while Cumin remains the shareholder of New Links, Encore, PTTEPO and Cumin have agreed to use all reasonable commercial endeavors to relist Medco Energi's shares within 12 months on an internationally-recognized stock exchange.

The shareholders of New Links, being the majority shareholder of Medco Energi, have agreed, pursuant to the Shareholders' Agreement, to cause Medco Energi to use its reasonable commercial endeavours to divest the Company's onshore and offshore drilling business relating to oil and gas, by December 12, 2006.

Shareholders' Meeting

On April 29, 2003, Medco Energi held an Extraordinary General Meeting of Shareholders, for the shareholders to approve certain transactions between certain subsidiaries and affiliates of Medco Energi, and certain transactions between subsidiaries and affiliates of Medco Energi and other related parties. These transactions include financing provided to Apexindo, rental of an onshore rig to Apexindo and the joint financing of rigs between Medco Energi Finance Overseas B.V. and Apexindo. Under the rules of BAPEPAM relating to conflict of interest transactions, which apply to all Indonesian public companies, conflict of interest transactions must be approved by the majority of the independent shareholders of the relevant public company. The quorum required at the meeting to consider such approval of such transactions is met if attended by the independent shareholders representing more than half of the total shares owned by independent shareholders (within the meaning of the BAPEPAM rules). The vote required at the meeting to approve such transactions is more than half of the total shares owned by the independent shareholders. The quorum for the meeting held on April 29, 2003 was not met. Medco Energi will hold a second meeting with the same quorum requirement, but the vote required at this second meeting is only more than half of the attending independent shareholders. If such quorum and/or vote is not obtained in the second meeting, BAPEPAM approval will be required and delays apply, in order for Medco Energi to be able to call a third meeting of shareholders with reduced quorum and/or voting requirements. In the event that such approval is not obtained, the validity and effectiveness of prior transactions remains unaffected. In the event that such approval is not obtained, Medco Energi will be prohibited from entering into any proposed transaction unless and until such approval is subsequently obtained.

DESCRIPTION OF THE ISSUER

The Issuer, a wholly owned subsidiary of Medco Energi, was incorporated under Mauritian law as a Mauritian Global Business Company Category One (previously known as an "Offshore Company") with limited liability on January 25, 2002. The purpose and main business activity of the Issuer is to issue debt securities and to finance the business operations of the Company. The Issuer intends to advance the proceeds of the issue of the Notes to Medco Energi to be used primarily to finance the Company's exploration, development and production activities in Indonesia as well as for acquisitions of oil and gas reserves, as additional working capital and for other general corporate purposes. See "Use of Proceeds". The Board of Directors of the Issuer is responsible for the day-to-day management of the Issuer, including representing the Issuer in its relations with third parties. The correspondent address of the Issuer is c/o Citco Mauritius Limited, Cathedral Square, Port Louis, Mauritius and its telephone number is (230) 210-2035. The authorized share capital of the Issuer consists of 100,000 ordinary shares, par value US$1 per share, of which one share is issued and outstanding and held by Medco Energi. As of the date of this Offering Circular, the Issuer does not have any debt outstanding other than the Existing Notes issued on March 19, 2002.

No financial statements for the Issuer are included in this Offering Circular, and the Issuer will not publish financial statements on an interim basis or otherwise (except for such statements, if any, which the Issuer is required by Mauritian law to publish), because the Issuer will not have any operations independent from the Company and the Issuer's obligations under the Notes will be guaranteed by the Guarantor to the extent set forth in this Offering Circular. In addition, the Issuer does not intend to furnish to the Trustee or the Noteholders financial statements of, or other reports relating to, the Issuer. Any such information or reports, if published, will be made available at the office of the Singapore Paying Agent named below.

Since 31 December 2002, there has been no material adverse change in the financial condition or results of operations of the Issuer.

The auditors of the Issuer are Deloitte & Touche of Port Louis, Mauritius.

Information about the Directors of the Issuer is set forth below:

Name	Position
Mr. Rashid Mangunkusumo	Director
Mr. Sugiharto	Director
Mr. Raymond Marie Marc Hein	Director
Mr. Gerard Bruno Hardy	Director

The issuance of the Notes was approved by the Board of Directors on behalf of the Issuer as of March 11, 2003.

The Issuer's registered office is United Docks Building, Cathedral Square, Port Louis, Mauritius.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the Terms and Conditions of the Notes which (subject to completion and amendment) will be endorsed on each Note in definitive form:

The US$● ●% Guaranteed Notes due 2010 (the "Notes"), which expression includes any further notes issued pursuant to Condition 15 (*Further issues*) and forming a single series therewith) of MEI Euro Finance Limited (the "Issuer") are subject to, and have the benefit of, a trust deed dated ●, 2003 (as amended or supplemented from time to time, the "Trust Deed") between the Issuer, PT Medco Energi Internasional Tbk (the "Guarantor") and J.P. Morgan Corporate Trustee Services Limited as trustee (the "Trustee", which expression includes all persons for the time being trustee or trustees appointed under the Trust Deed) and are the subject of an agency agreement dated ●, 2003 (as amended or supplemented from time to time, the "Agency Agreement") between the Issuer, the Guarantor, JPMorgan Chase Bank, London Branch as registrar (the "Registrar", which expression includes any successor registrar appointed from time to time in connection with the Notes), as principal paying agent (the "Principal Paying Agent", which expression includes any successor principal paying agent appointed from time to time in connection with the Notes), as principal transfer agent (the "Principal Transfer Agent", which expression includes any successor principal transfer agent appointed from time to time in connection with the Notes), the paying agent named therein (together with the Principal Paying Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes), the transfer agent named therein (together with the Principal Transfer Agent, the "Transfer Agents", which expression includes any successor or additional transfer agents appointed from time to time in connection with the Notes and, together with Paying Agents and the Registrar, the "Agents") and the Trustee. Certain provisions of these Conditions are summaries of the Trust Deed and the Agency Agreement and subject to their detailed provisions. The holders of the Notes (the "Noteholders") are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them. Copies of the Trust Deed and the Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Office for the time being of the Trustee, being at the date hereof Trinity Tower, 9 Thomas More Street, London E1W 1YT and at the Specified Offices (as defined in the Agency Agreement) of each of the Paying Agents, the initial Specified Offices of which are set out below.

1. Form and Denomination

The Notes are issued in registered form in the denomination of US$1,000 or integral multiples thereof.

2. Status and Guarantee

(a) Status of the Notes

The Notes constitute (subject to Condition 3 *(Restrictive Covenants)*) direct, general and unconditional obligations of the Issuer which will at all times rank *pari passu* and without any preference among themselves and at least *pari passu* with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

(b) Guarantee of the Notes

The Guarantor has in the Trust Deed unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes. This guarantee (the "Guarantee of the Notes") constitutes direct, general and unconditional obligations of the Guarantor which will at all times rank at least *pari passu* and without any preference with all other present and future unsecured obligations of the Guarantor, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

3. Restrictive Covenants

(a) Defined Terms

In these Conditions:

"Affiliate" means, with respect to any Person (the "Specified Person"):

(i) any other person directly or indirectly controlling, controlled by or under direct or indirect common control with the Specified Person; or

(ii) any other Person who is a Commissioner or Director of:

(A) the Specified Person;

(B) any Subsidiary of such Specified Person; or

(C) any Person described in paragraph (i) of this definition,

provided that for the purpose of this definition, "Affiliate" shall not include a Subsidiary of the Guarantor. For the purposes of this definition, the term "control" when used with respect to any person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise;

"Consolidated Borrowings" means at any time the aggregate amount of all obligations of the Group for or in respect of Indebtedness but excluding any such obligations to the Guarantor and/or any Group Subsidiary (and so that no amount shall be included or excluded more than once);

"Consolidated Finance Charges" means, in respect of any Relevant Period, the aggregate amount of the interest (including the interest element of leasing and hire purchase payments and capitalised interest), commissions, fees, discounts and other finance payments payable by the Guarantor and/or any Group Subsidiary;

"Consolidated Net Tangible Assets" means the total amount of assets of the Guarantor and its Group Subsidiaries as determined by reference to the most recent available audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor and computed in accordance with generally accepted accounting principles in Indonesia, including investments in associated companies but after deducting therefrom:

(i) all current liabilities;

(ii) expenditures carried forward, including all goodwill, trade names, trademarks, patents, unamortized debt, discount and expense and other like intangible assets, if any; and

(iii) all write-ups of fixed assets, net of accumulated depreciation thereon, occurring after December 31, 2002;

"Consolidated Tangible Net Worth" means at any time the aggregate of the amounts paid up or credited as paid up on the issued Share Capital of the Guarantor (other than any redeemable shares) and the aggregate amount of the reserves of the Group including:

(i) any amount credited to the share premium account;

(ii) any capital redemption reserve fund; and

(iii) any balance standing to the credit of the consolidated profit and loss account of the Group,

but deducting:

(iv) any debit balance on the consolidated profit and loss account of the Group;

(v) (to the extent included) any amount shown in respect of goodwill (including goodwill arising only on consolidation) or other intangible assets of the Group and interests of any Person (other than the Guarantor and/or any Group Subsidiary) in any Group Subsidiary;

(vi) (to the extent included) any amount set aside for taxation, deferred taxation or bad debts; and

(vii) (to the extent included) any amounts arising from an upward revaluation of assets made at any time after ●, 2003,

and so that no amount shall be included or excluded more than once;

"Current Assets" means the aggregate of all inventory, trade and other receivables of the Group including sundry debtors maturing within twelve months from the date of computation, as determined by reference to the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period;

"Current Liabilities" means the aggregate of all liabilities (including trade creditors, accruals and provisions and prepayments) of the Group falling due within twelve months from the date of computation, as determined by reference to the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period;

"Debt Service" means, in respect of any Relevant Period, the aggregate of:

(i) Consolidated Finance Charges; and

(ii) the aggregate of all scheduled and mandatory payments of any Indebtedness of the Group falling due;

"EBIT" means, in respect of any Relevant Period, the consolidated net income of the Group before:

(i) any provision on account of taxation;

(ii) any interest, commission, discounts or other fees incurred or payable, received or receivable by the Group in respect of Indebtedness;

(iii) any gain or loss on foreign exchange; and

(iv) any items treated as exceptional or extraordinary items,

but including any non-cash items increasing consolidated net income for such Relevant Period, to the extent deducted for the purpose of determining consolidated net income for such Relevant Period;

"EBITDA" means, for any Relevant Period, EBIT before any amount attributable to the amortisation of intangible assets and depreciation of tangible assets;

"Fair Market Value" means, with respect to any asset, the price that could be negotiated in an arm's length free market transaction, for cash, between a willing buyer and a willing seller, neither of which is under pressure or compulsion to complete the transaction, as determined:

(i) if such asset has a Fair Market Value equal to or less than US$1,000,000, by any officer of the Guarantor;

(ii) if such asset has a Fair Market Value of more than US$1,000,000 but less than US$5,000,000, by a majority of the Board of Directors of the Guarantor and evidenced by a Board Resolution dated within 30 days of the relevant transaction, delivered to the Trustee; and

(iii) if such asset has a Fair Market Value equal to or more than US$5,000,000, by an independent expert valuer and evidenced by a certificate dated within 30 days of the relevant transaction, delivered to the Trustee;

"Finance Subsidiary" means a Group Subsidiary which is wholly-owned by the Guarantor which does not conduct any business, own any asset or incur any liabilities, except in connection with financing the operations of the Guarantor;

"Fixed Assets" means tangible property used in the operation of a business (and for further clarity excludes inventory and accounts receivable);

"Group" means the Guarantor and its Subsidiaries;

"Group Subsidiary" means any Subsidiary of the Guarantor including, without limitation, the Issuer, and "Group Subsidiaries" means all of such Subsidiaries;

"Guarantee" means, in relation to any Indebtedness of any Person, any obligation of another Person to pay such Indebtedness including (without limitation):

(i) any obligation to purchase such Indebtedness;

(ii) any obligation to lend money, to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness;

(iii) any indemnity against the consequences of a default in the payment of such Indebtedness; and

(iv) any other agreement to be responsible for such Indebtedness;

"Indebtedness" means any indebtedness of any Person for money borrowed or raised including (without limitation) any indebtedness for or in respect of:

(i) amounts raised by acceptance under any acceptance credit facility;

(ii) amounts raised under any note purchase facility;

(iii) the amount of any liability in respect of leases or hire purchase contracts which would, in accordance with applicable law and generally accepted accounting principles, be treated as finance or capital leases;

(iv) the amount of any liability in respect of any purchase price for assets or services the payment of which is deferred for a period in excess of 60 days; and

(v) amounts raised under any other transaction (including, without limitation, any forward sale or purchase agreement) having the commercial effect of a borrowing;

"Independent Appraiser" means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate or a member of the Group;

"Non-Recourse" in respect of Indebtedness of a Person, means that the creditor of the relevant Indebtedness has no recourse to the assets of such Person;

"Permitted Loan/Guarantee" means:

(i) any loan made, credit granted or Guarantee of the Indebtedness of any Person given by the Guarantor or any Group Subsidiary in the ordinary course of business;

(ii) any loan, credit or Guarantee of the Indebtedness of any Person by the Guarantor or any Group Subsidiary in existence as of •, 2003;

(iii) provided that the same is permitted under Condition 3(j) (*Additional Group Subsidiary Indebtedness*), any loan or credit (A) by the Guarantor to or for the benefit of any Group Subsidiary or (B) by any Group Subsidiary to or for the benefit of the Guarantor and/or any other Group Subsidiary;

(iv) provided that the same is permitted under Condition 3(j) (*Additional Group Subsidiary Indebtedness*), any Guarantee of the Indebtedness of any Person (A) by the Guarantor to or for the benefit of any Group Subsidiary or (B) by any Group Subsidiary to or for the benefit of the Guarantor and/or any other Group Subsidiary; and

(v) any loan, credit or Guarantee of the Indebtedness of any Person by the Guarantor and/or any Group Subsidiary that does not fall within paragraphs (i) to (iv) above which, when aggregated with all other loans, credit or Guarantees permitted under this paragraph, does not exceed US$15,000,000 (or its equivalent in another currency);

"Permitted Security Interest" means:

(i) any Security Interest in existence on •, 2003 to the extent that it secures Indebtedness outstanding on such date;

(ii) any Security Interest arising by operation of law and in the ordinary course of business of the Guarantor or any Group Subsidiary which does not (either alone or together with any one or more other such Security Interests) materially impair the operation of such business and which has not been enforced against the assets to which it attaches;

(iii) any Security Interest over any asset acquired after •, 2003 and securing the payment of all or part of the purchase price of such asset (and/or Indebtedness incurred in respect of such purchase price), provided that:

(A) the aggregate principal amount of the Indebtedness secured by Security Interests incurred pursuant to this paragraph (iii) shall not exceed, in the case of assets so acquired, 85% of the purchase price of such assets;

(B) the Indebtedness secured by such Security Interest, in addition to being permitted to be maintained, issued or incurred under this paragraph (iii), shall have also been permitted to be maintained, issued or incurred under the remainder of these Conditions;

(C) such Security Interest shall not encumber any other assets of the Guarantor or any other Group Subsidiary; and

(D) such Indebtedness is Non-Recourse to the Guarantor and the other Group Subsidiaries;

(iv) any Security Interest over any inventory or accounts receivable of the Group to the extent it secures Indebtedness permitted to be incurred pursuant to these Conditions;

(v) any Security Interest on assets securing Indebtedness which is issued to refinance Indebtedness which has been secured by any Security Interest and is permitted by these Conditions to be refinanced by these Conditions, provided that such Security Interest does not extend to or cover any assets of the Group not securing the Indebtedness so refinanced;

(vi) any Security Interest over the undertaking, assets or revenues of a Group Subsidiary existing at the time of the acquisition of such Group Subsidiary by the Guarantor or by any Group Subsidiary of the Guarantor, provided that the Security Interest is not created in connection with or in anticipation of such acquisition and provided further that such Security Interest does not extend to or cover any undertaking, assets or revenues of the Guarantor or any of its other Group Subsidiaries;

(vii) any Security Interest over deposits of the Guarantor or a Group Subsidiary provided in the ordinary course of business to secure the performance of obligations of the Guarantor or any Group Subsidiary with respect to statutory or regulatory requirements, performance or surety bonds or other obligations of a like nature incurred in a manner consistent with industry practice, provided that such obligations have not been incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of any asset; and

(viii) any Security Interest that does not fall within paragraphs (i) to (vii) above, which when aggregated with all other Security Interests permitted under this paragraph encumbers assets having an aggregate Fair Market Value not in excess of 10% of the Consolidated Net Tangible Assets of the Guarantor;

"Permitted Subsidiary Indebtedness" means:

(i) any Indebtedness of any Group Subsidiary which Indebtedness is in existence as of •, 2003;

(ii) any Indebtedness of any Group Subsidiary due to the Guarantor and/or any other Group Subsidiary;

(iii) any Indebtedness of any Group Subsidiary secured by any Security Interest otherwise permitted under paragraph (iii) of the definition of "Permitted Security Interest" in Condition 3(a) (*Defined Terms*);

(iv) any Indebtedness of any Group Subsidiary outstanding on the date on which such Group Subsidiary was acquired by the Guarantor or otherwise became a Group Subsidiary (other than Indebtedness incurred as consideration in, or to provide all or any portion of the funds or credit support utilised to consummate, the transaction or series of transactions pursuant to which such Group Subsidiary became a Group Subsidiary or was otherwise acquired by the Guarantor); and

(v) any Indebtedness of any Group Subsidiary that does not fall within paragraphs (i) to (iv) above which, when aggregated with all other Indebtedness permitted under this paragraph, does not exceed 20% of Consolidated Borrowings;

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Relevant Period" means each period of twelve months ending on the last day of the Guarantor's financial year or each period of twelve months ending on the last day of each quarter of the Guarantor's financial year;

"Security Interest" means any mortgage, charge, pledge, lien, hypotec or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"Share Capital" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's share capital; whether now outstanding or issued after •, 2003, including, without limitation, all common shares and all preferred shares of such Person; and

"Subsidiary" of a Person means any company or other business entity of which such Person owns or controls (either directly or indirectly through one or more Subsidiaries) more than 50% of the issued Share Capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity.

All accounting expressions which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles in Indonesia.

(b) Negative Pledge

So long as any Note remains outstanding (as defined in the Trust Deed):

(i) the Guarantor shall not and shall procure that no Group Subsidiary shall create or permit to subsist any Security Interest (other than a Permitted Security Interest) upon the whole or any part of its present or future undertaking, assets or revenues (including uncalled capital) to secure any Indebtedness or any Guarantee of any Indebtedness;

(ii) the Guarantor shall not and shall procure that no Group Subsidiary shall give any Guarantee of any Indebtedness of any Person (other than a Permitted Loan/Guarantee); and

(iii) the Guarantor shall not permit any Person which is not the Guarantor or a Group Subsidiary to give any Guarantee of any Indebtedness of any Group Subsidiary and/or the Guarantor (as the case may be),

without (in the case of paragraph (i) above) at the same time or prior thereto (A) securing the Notes equally and rateably therewith to the satisfaction of the Trustee or as may be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders or (B) providing such other security for the Notes as the Trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the Noteholders or as may be approved by an Extraordinary Resolution of Noteholders.

(c) Financial Condition

So long as any Note remains outstanding, the Guarantor shall ensure that the financial condition of the Group shall be such that:

(i) the ratio of Consolidated Borrowings to Consolidated Tangible Net Worth shall not at any time exceed 1.75:1;

(ii) the ratio of EBITDA to Debt Service in respect of any Relevant Period shall be or shall exceed 1:1; and

(iii) the ratio of Current Assets to Current Liabilities shall not be less than 1.5:1.

The financial covenants set out in these Conditions shall be tested by reference to each of the audited annual or (as the case may be) unaudited quarterly consolidated financial statements of the Guarantor for the Relevant Period.

(d) Fixed Assets Disposals

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part (the Fair Market Value of which is 5% or more of the Consolidated Tangible Net Worth of the Group) of its Fixed Assets other than:

(i) a sale, lease, transfer or other disposition of obsolete or non-productive Fixed Assets which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of its business;

(ii) a sale, lease, transfer or other disposition to the Guarantor and/or any Group Subsidiary which is engaged in a business that is the same as or is related to the Guarantor's oil and gas business and which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of the seller, lessor or transferor's business;

(iii) a sale, lease, transfer or other disposition made in connection with the sale of any Group Subsidiary and which does not (either alone or together with any one or more such sales, leases, transfers or dispositions) materially impair the operation of the Group's oil and gas business; and

(iv) a sale, lease, transfer or other disposition where the sale price, lease payments, transfer price or other consideration is reinvested in the oil and gas business of the Guarantor or is applied to the repayment of outstanding unsubordinated Indebtedness of the Guarantor and/or any Group Subsidiary, in each case, within 365 days from the sale, lease, transfer or other disposition.

(e) Consolidation, Mergers and Sale of Assets

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall consolidate with, merge or amalgamate into or transfer all or substantially all of its assets to any Person unless:

(i) in the case of the Issuer, such Person is a corporation organised and existing under the laws of Mauritius or any political subdivision thereof and resident for tax purposes therein; or

(ii) in the case of the Guarantor, such Person is a corporation organised and existing under the laws of Indonesia or any political subdivision thereof and resident for tax purposes therein,

provided that in the case of (i) above, such successor corporation assumes the Issuer's obligations under the Notes and under the Trust Deed and, in the case of (ii) above, such successor corporation assumes the Guarantor's obligations under the Trust Deed, in each case, under applicable law, and *provided further that*:

(iii) immediately after giving effect to such consolidation, merger, amalgamation or transfers of assets, no event of default described in Condition 9 (*Events of Default*) (or event that, with the passage of time or giving of notice or both, would be such an event of default) shall have occurred or be continuing or would result therefrom;

(iv) in the case of the Guarantor or any Group Subsidiary other than the Issuer, such consolidation, merger, amalgamation or transfer of assets is with, into or to a Person whose business is the same as or similar to that of the Group's oil and gas business; and

(v) in the case of (i) to (iv) above, such consolidation, merger, amalgamation or transfer is made in compliance with rules and regulations of Badan Pengawas Pasar Modal, the Indonesian Capital Markets Supervisory Agency ("BAPEPAM").

(f) Acquisition

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall acquire any shares or assets of another Person, other than a Person whose business is the same as or similar to or related to that of the Group's oil and gas business or in respect of assets which are to be used in or related to the Group's oil and gas business, and provided that such acquisition is made in compliance with the rules and regulations of BAPEPAM.

(g) Dividends by Guarantor

So long as any Note remains outstanding, the Guarantor shall not pay, make or declare any dividend or other distribution in respect of any financial year of the Guarantor until the aggregate amount available for distribution to its shareholders in respect of such financial year has been determined and then only in an amount not exceeding 50% of the consolidated net income for the immediately preceding financial year of the Guarantor (the "Distributable Amount"), provided that if in any financial year less than the Distributable Amount for such financial year is so distributed, the Guarantor shall be entitled to so distribute the undistributed portion of such Distributable Amount in subsequent financial years.

(h) Limitation on Restrictions on Dividends by Group Subsidiaries

So long as any Note remains outstanding, the Guarantor shall not, and shall ensure that no Group Subsidiary shall create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Group Subsidiary to (i) pay dividends to or make any other distributions on its Share Capital, or pay any Indebtedness or other obligations owed to the Guarantor or any Group Subsidiary; (ii) make any loans or advances to the Guarantor or any Group Subsidiary; or (iii) transfer any of its property or assets to the Guarantor or to any Group Subsidiary; provided that the foregoing shall not apply to:

(A) any encumbrance or restriction existing pursuant to these Conditions or any other agreement or instrument as in effect or entered into on •, 2003;

(B) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness referred to in paragraph (A) above or contained in any amendment or modification with respect to such Indebtedness; provided, however, that the encumbrances and restrictions contained in any agreement, amendment or modification are no less favourable in any material respect with respect to the matters referred to in paragraphs (i), (ii) and (iii) above than the encumbrances and restrictions with respect to the Indebtedness being refinanced, amended or modified;

(C) in the case of paragraph (iii) above, customary non-assignment provisions of (1) any leases governing a leasehold interest or (2) any supply, license or other agreement entered into in the ordinary course of business of the Guarantor or any Group Subsidiary;

(D) any encumbrances or restrictions imposed pursuant to the terms of a Permitted Security Interest incurred pursuant to Condition 3(j) (*Additional Group Subsidiary Indebtedness*) and paragraph (iii) of the definition of "Permitted Security Interest" in Condition 3(a) (*Defined Terms*); provided that such encumbrances or restrictions in the written opinion of the President Director and/or Director of the Guarantor addressed to the Trustee, (1) are required in order to obtain such financing, (2) are not materially more restrictive, taken as a whole, than encumbrances and restrictions customarily accepted (or, in the absence of any industry custom, reasonably acceptable), in substantially non-recourse project financings and (3) apply only to the assets of the Group Subsidiary that are pledged to secure such non-recourse Indebtedness, the Share Capital of such Person (or any other Person that, directly or indirectly owns such Share Capital as its sole assets) and the income and proceeds therefrom; and

(E) any encumbrance or restriction existing by reason of applicable law.

(i) Issue of New Securities

So long as any Note remains outstanding, the Guarantor shall not and shall ensure that no Group Subsidiary shall issue any notes, debentures, bonds or other similar instruments which are senior to the Notes.

(j) Additional Group Subsidiary Indebtedness

So long as any Note remains outstanding, the Guarantor shall ensure that no Group Subsidiary shall incur any Indebtedness other than Permitted Subsidiary Indebtedness provided that the foregoing shall not apply to any Indebtedness incurred by a Finance Subsidiary.

(k) Limitation on Issuer's Conduct of Business

So long as any Note remains outstanding, the Guarantor shall cause the Issuer not to conduct any business, own any asset or incur any liabilities, except in connection with financing the operations of the Guarantor.

(l) Limitation on Affiliate Transactions

The Guarantor will not, and will not permit any Group Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Guarantor (an "Affiliate Transaction") unless:

(i) the terms of the Affiliate Transaction are no less favourable to the Guarantor or such Group Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's length dealings with a Person who is not an Affiliate; and

(ii) if such Affiliate Transaction involves an amount in excess of US$3,000,000, the terms of the Affiliate Transaction are set forth in writing and a majority of the Directors and Commissioners of the Guarantor disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in paragraph (i) are satisfied and have approved the relevant Affiliate Transaction as evidenced by resolutions of the Board of Directors and the Board of Commissioners; or

(iii) if such Affiliate Transaction involves an amount in excess of US$25,000,000, the Guarantor obtains a written opinion from an Independent Appraiser to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Group, taken as a whole.

Notwithstanding the foregoing limitation, the Guarantor or any Group Subsidiary may enter into or permit to exist the following:

(A) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors, commissioners and employees of the Guarantor or any of the Group Subsidiaries; and

(B) any agreement as in effect as of •, 2003 or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement thereto, so long as any such amendment or replacement agreement is no less favourable to the Noteholders in any material respect than the original agreement as in effect on •, 2003.

The Trustee shall not be responsible for monitoring the covenants in this Condition 3 (Restrictive Covenants). The Issuer and the Guarantor have, in the Trust Deed, covenanted with and undertaken to deliver to the Trustee certificates stating whether or not such covenants have been complied with (and whether an Event of Default or Potential Event of Default (as defined in the Trust Deed) has occurred) and giving details of any non-compliance. The Trustee shall be entitled to rely on such certificates absolutely and shall not be obliged to enquire further as regards the circumstances then existing.

4. Register, Title and Transfers

(a) Register

The Registrar will maintain a register (the "Register") in respect of the Notes in accordance with the provisions of the Agency Agreement. In these Conditions, the holder of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and "Noteholder" shall be construed accordingly. A certificate (each, a "Note Certificate") will be issued to each Noteholder in respect of its registered holding. Each Note Certificate will be numbered serially with an identifying number which will be recorded in the Register.

(b) Title

The holder of each Note shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note Certificate relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note Certificate) and no person shall be liable for so treating such holder.

(c) Transfers

Subject to paragraphs (f) (*Closed periods*) and (g) (*Regulations concerning transfers and registration*) below, a Note may be transferred upon surrender of the relevant Note Certificate, with the endorsed form of transfer duly completed, at the Specified Office of the Registrar or any Transfer Agent, together with such evidence as the Registrar or (as the case may be) such Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer. Where not all the Notes represented by the surrendered Note Certificate are the subject of the transfer, a new Note Certificate in respect of the balance of the Notes will be issued to the transferor.

(d) Registration and delivery of Note Certificates

Within five business days of the surrender of a Note Certificate in accordance with paragraph (c) (*Transfers*) above, the Registrar will register the transfer in question and deliver a new Note Certificate of a like principal amount to the Notes transferred to each relevant holder at the Specified Office of the Registrar or (as the case may be) the Specified Office of any Transfer Agent or (at the request and risk of any such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant holder. In this paragraph, "business day" means a day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in the city where the Registrar or (as the case may be) the relevant Transfer Agent has its Specified Office.

(e) No charge

The transfer of a Note will be effected without charge by or on behalf of the Issuer, the Registrar or any Transfer Agent but against such indemnity as the Issuer, the Registrar or (as the case may be) such Transfer Agent may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

(f) Closed periods

Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

(g) Regulations concerning transfers and registration

All transfers of Notes and entries on the Register are subject to the detailed regulations concerning the transfer of Notes scheduled to the Agency Agreement. The regulations may be changed by the Issuer with the prior written approval of the Trustee, Principal Paying Agent, Transfer Agents and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Noteholder who requests in writing a copy of such regulations.

5. Interest

The Notes bear interest from •, 2003 (the "Issue Date") at the rate of •% per annum, (the "Rate of Interest") payable semi-annually in arrear on • and • in each year (each, an "Interest Payment Date"), subject as provided in Condition 7 (*Payments*). Each period beginning on (and including) • 2003 or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date is called an "Interest Period".

Each Note will cease to bear interest from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused, in which case it will continue to bear interest at such rate (both before and after judgement) until whichever is the earlier of (a) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (b) the day which is seven days after the Principal Paying Agent or the Trustee has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

The amount of interest payable in respect of each Note for any Interest Period shall be calculated by applying the Rate of Interest to the principal amount of such Note, dividing the product by two and rounding the resulting figure to the nearest cent (half a cent being rounded upwards). If interest is required to be calculated for any period of less than a full year, it will be calculated on the basis of a year of 360 days consisting of 12 months of 30 days each.

6. Redemption and Purchase

(a) Scheduled redemption

Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on •, 2010, subject as provided in Condition 7 (*Payments*).

(b) Redemption at the option of Noteholders

The Issuer will, at the option of the holder of any Note, redeem such Note on the Interest Payment Date falling on or about the fifth anniversary of the Issue Date at its principal amount, together with interest accrued to the date fixed for redemption and additional amounts (pursuant to Condition 8 (*Taxation*) hereof) due thereon, if any. To exercise such option the holder must deposit the Note Certificate issued in respect of any such Note with any Paying Agent together with a duly completed redemption notice in the form obtainable from any of the Paying Agents, not more than 60 days and not less than 30 days prior to such date. No Note Certificate so deposited may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(c) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable) at their principal amount, together with interest accrued to the date fixed for redemption.

The right of the Issuer to redeem the Notes is only exercisable if the Issuer determines and satisfies the Trustee in the manner prescribed below immediately prior to the giving of such notice that as a result of any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of Mauritius or the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, regulations or rulings (including a holding judgement or order by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after •, 2003:

(i) with respect to any payment due or to become due under the Notes, the Issuer is, or on the next Interest Payment Date would be, required to pay additional amounts as provided or referred to in Condition 8 (*Taxation*) on or in respect thereof; or

(ii) the Guarantor is, or on the next Interest Payment Date would be, unable for reasons outside of its control to procure payment by the Issuer and, with respect to any payment due or to become due under the Guarantee of the Notes, the Guarantor is, or on the next Interest Payment Date would be, required to deduct or withhold any tax of the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) at a rate in excess of 20% (calculated without giving effect to any reduction of the rate of withholding tax available under any tax treaty to which the Republic of Indonesia is a party); or

(iii) with respect to any payment by the Guarantor to the Issuer to enable the Issuer to make any payment of principal of, or interest on, the Notes or the additional amounts (if any), the Guarantor is, or on the next Interest Payment Date would be, required to deduct or withhold any tax of the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) at a rate in excess of 10% (calculated after giving effect to any reduction of the rate of withholding tax available under any tax treaty between Mauritius and the Republic of Indonesia),

and such obligation cannot be avoided by the Issuer (or the Guarantor as the case may be) taking reasonable measures available to it; provided, however, that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or the Guarantor would be obliged to pay such additional amounts or the Guarantor would be obliged to make such withholding or deduction if a payment in respect of the Notes were then due or (as the case may be) a demand under the Guarantee of the Notes were then made.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver or procure that there is delivered to the Trustee:

(1) a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred; and

(2) an opinion in form and substance satisfactory to the Trustee of independent legal advisers of recognised standing to the effect that the Issuer or (as the case may be) the Guarantor has or will become obliged to pay such additional amounts or (as the case may be) the Guarantor has or will become obliged to make such withholding or deduction as a result of such change or amendment.

The Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the circumstances set out in (i) to (iii) above, in which event they shall be conclusive and binding on the Noteholders.

Upon the expiry of any such notice as is referred to in this Condition 6(c) (*Redemption for tax reasons*), the Issuer shall be bound to redeem the Notes in accordance with this Condition 6(c) (*Redemption for tax reasons*).

(d) No other redemption

The Issuer shall not be entitled to redeem the Notes otherwise than as provided in paragraphs (a) (*Scheduled Redemption*), (b) (*Redemption at the option of Noteholders*) and (c) (*Redemption for tax reasons*) above.

(e) Purchase

The Issuer, the Guarantor or any Group Subsidiary may at any time purchase Notes in the open market or otherwise and at any price and such Notes may be held, resold or, at the option of the holder, surrendered to any Paying Agent for cancellation.

(f) Cancellation

All Notes redeemed shall be cancelled and all Notes so cancelled and any Notes cancelled pursuant to Condition 6(e) *(Purchase)* above may not be reissued or resold.

7. Payments

(a) Principal

Payment of principal shall be made by U.S. dollar cheque drawn on, or, upon application by a holder of a Note to the Specified Office of the Principal Paying Agent not later than the fifteenth day before the due date for any such payment, by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City and (in the case of redemption) upon surrender (or, in the case of part payment only, endorsement) of the relevant Note Certificate at the Specified Office of any Paying Agent.

(b) Interest

Payments of interest shall be made by U.S. dollar cheque drawn on, or upon application by a holder of a Note to the Specified Office of the Principal Paying Agent not later than the fifteenth day before the due date for any such payment, by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City and (in the case of interest payable on redemption) upon surrender (or, in the case of part payment only, endorsement) of the relevant Note Certificate at the Specified Office of any Paying Agent.

(c) Payments subject to fiscal laws

All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 8 (*Taxation*). No commissions or expenses shall be charged to the Noteholders in respect of such payments.

(d) Payments on business days

Where payment is to be made by transfer to a U.S. dollar account, payment instructions (for value the due date, or, if the due date is not a business day, for value the next succeeding business day) will be initiated and, where payment is to be made by U.S. dollar cheque, the cheque will be mailed (i) (in the case of payments of principal and interest payable on redemption) on the later of the due date for payment and the day on which the relevant Note Certificate is surrendered (or, in the case of part payment only, endorsed) at the Specified Office of a Paying Agent and (ii) (in the case of payments of interest payable other than on redemption) on the due date for payment. A holder of a Note shall not be entitled to any interest or other payment in respect of any delay in payment resulting from (A) the due date for a payment not being a business day or (B) a cheque mailed in accordance with this Condition 7 (*Payments*) arriving after the due date for payment or being lost in the mail. In this paragraph, "business day" means any day on which banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and in the city of the Specified Office of the relevant Paying Agent and, in the case of surrender (or, in the case of part payment only, endorsement) of a Note Certificate, in the place in which the Note Certificate is surrendered (or, as the case may be, endorsed) and in the city of the Specified Office of the relevant Paying Agent.

(e) Partial payments

If a Paying Agent makes a partial payment in respect of any Note, the Issuer shall procure that the amount and date of such payment are noted on the Register and, in the case of partial payment upon presentation of a Note Certificate, that a statement indicating the amount and the date of such payment is endorsed on the relevant Note Certificate.

(f) Record date

Each payment in respect of a Note will be made to the person shown as the holder in the Register at the opening of business in the place of the Registrar's Specified Office on the fifteenth day before the due date for such payment (the "Record Date"). Where payment in respect of a Note is to be made by check, the check will be mailed to the address shown as the address of the holder in the Register at the opening of business on the relevant Record Date.

8. Taxation

All payments of principal and interest in respect of the Notes by or on behalf of the Issuer or the Guarantor shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or government charges of whatsoever nature imposed, levied, collected, withheld or assessed by Mauritius or Indonesia or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer or (as the case may be) the Guarantor shall pay such additional amounts as will result in the receipt by the Noteholders of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such additional amounts shall be payable in respect of any Note presented for payment:

(a) by or on behalf of a holder which is liable to such taxes, duties, assessments or government charges in respect of such Note by reason of its having some connection with Mauritius or (as the case may be) Indonesia other than the mere holding of such Note; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a member state of the European Union; or

(d) more than 30 days after the Relevant Date except to the extent that the relevant holder would have been entitled to such additional amounts if it had presented such Note on the last day of such period of 30 days.

In these Conditions, "Relevant Date" means whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received in New York City by the Principal Paying Agent or the Trustee on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Any reference in these Conditions to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this Condition 8 (*Taxation*) or any undertaking given in addition to or in substitution of this Condition 8 (*Taxation*) pursuant to the Trust Deed.

If the Issuer or the Guarantor becomes subject at any time to any taxing jurisdiction other than Mauritius or Indonesia respectively, references in these Conditions to Mauritius or Indonesia shall be construed as references to Mauritius or (as the case may be) Indonesia and/or such other jurisdiction.

9. Events of Default

If any of the following events occurs and is continuing, then the Trustee at its discretion may and, if so requested in writing by holders of at least one-quarter of the aggregate principal amount of the outstanding Notes or if so directed by an Extraordinary Resolution, shall (subject to the Trustee having been indemnified or provided with security to its satisfaction) give written notice to the Issuer declaring the Notes to be immediately due and payable, whereupon they shall become immediately due and payable at their principal amount together with accrued interest and any additional amounts (pursuant to Condition 8 (*Taxation*) hereof), without further action or formality:

(a) Non-payment

The Issuer fails to pay any amount of principal in respect of the Notes on the due date for payment thereof or fails to pay any amount of interest in respect of the Notes within five days of the due date for payment thereof; or

(b) Breach of other obligations

The Issuer or the Guarantor defaults in the performance or observance of any of its other obligations under or in respect of the Notes or the Trust Deed and such default (i) is, in the opinion of the Trustee, incapable of remedy or (ii) being a default which is, in the opinion of the Trustee, capable of remedy, remains unremedied for 30 days or such longer period as the Trustee may agree after the Trustee has given written notice thereof to the Issuer and the Guarantor; or

(c) Cross-default of Guarantor or Group Subsidiary

(i) any Indebtedness of the Guarantor or any Group Subsidiary is not paid when due or (as the case may be) within any originally applicable grace period;

(ii) any such Indebtedness becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Guarantor or (as the case may be) such Group Subsidiary or (provided that no event of default, howsoever described, has occurred) any person entitled to such Indebtedness; or

(iii) the Guarantor or any Group Subsidiary fails to pay when due or (as the case may be) within any originally applicable grace period any amount payable by it under any Guarantee of any Indebtedness;

provided that the amount of Indebtedness referred to in paragraph (i) and/or paragraph (ii) above and/or the amount payable under any Guarantee referred to in paragraph (iii) above individually or in the aggregate exceeds US$10,000,000 (or its equivalent in any other currency or currencies); or

(d) Unsatisfied judgement

One or more judgement(s) or order(s) from which no further appeal or judicial review is permissible under applicable law for the payment of any amount in excess of US$5,000,000 (or its equivalent in any other currency or currencies), whether individually or in aggregate, is rendered against the Guarantor or any Group Subsidiary and continue(s) unsatisfied and unstayed for a period of 30 days after the date(s) thereof or, if later, the date therein specified for payment; or

(e) Enforcement Proceedings

A distress, attachment, execution or other legal process relating to claims in excess of US$5,000,000 (or its equivalent in any other currency or currencies) is levied, enforced or sued out on or against any part of the undertaking, assets or revenues of the Guarantor or any Material Group Subsidiary and is not discharged or stayed within 30 days; or

(f) Security enforced

Any Security Interest created or assumed by the Guarantor or any Material Group Subsidiary in respect of the whole or any part of the undertaking, assets and revenues of the Guarantor or such Material Group Subsidiary becomes enforceable or a secured party takes possession, or a receiver, manager or other similar officer is appointed, of the whole or a substantial (in the opinion of the Trustee) part of the undertaking, assets and revenues of the Guarantor or any Material Group Subsidiary; or

(g) Insolvency, etc

(i) The Guarantor or any Group Subsidiary becomes insolvent or is unable to pay its debts as they fall due, (ii) an administrator or liquidator of the Guarantor or any Material Group Subsidiary or the whole or a substantial (in the opinion of the Trustee) part of the undertaking, assets and revenues of the Guarantor or such Material Group Subsidiary is appointed (or application for any such appointment is made), (iii) the Guarantor or any Material Group Subsidiary takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its Indebtedness or any Guarantee of any Indebtedness given by it or (iv) the Guarantor or any Material Group Subsidiary ceases or threatens to cease to carry on all or any substantial part of its business; or

(h) Winding up, etc

A petition in bankruptcy, reorganisation, winding-up or liquidation is filed against the Guarantor or any Material Group Subsidiary and remains undischarged for more than 30 days or the Guarantor or any Material Group Subsidiary initiates or consents to proceedings relating to itself under any applicable bankruptcy, insolvency or reorganisation laws or an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Guarantor or any Material Group Subsidiary; or

(i) Analogous event

Any event occurs which under the laws of Mauritius or Indonesia has an analogous effect to any of the events referred to in paragraphs (d) (*Unsatisfied judgement*) to (h) (*Winding up, etc.*) above; or

(j) Cessation of ownership

The entire issued share capital of the Issuer ceases to be wholly owned, directly or indirectly, by the Guarantor; or

(k) Audited Accounts

The Guarantor fails to file its annual audited accounts for any of its financial years 2003, 2004, 2005, 2006, 2007, 2008, 2009 or 2010 with BAPEPAM by the date 30 days after the last day on which such annual audited accounts are required by BAPEPAM to be filed with it or the audited accounts of the Guarantor for any of those financial years are qualified by the independent certified accountants for the time being of the Guarantor in respect of any matter which has, or would have, a material effect (in the Trustee's sole discretion) on the earnings or financial condition of the Guarantor; or

(l) Guarantee not in force

The Guarantee of the Notes is not (or is claimed by the Guarantor not to be) in full force or effect; or

(m) Unlawfulness

It is or will become unlawful for the Issuer or the Guarantor to perform or comply with any of its obligations under or in respect of the Notes or the Trust Deed; or

(n) Moratorium or Expropriation

A moratorium is agreed or declared in respect of any Indebtedness of the Guarantor or any Group Subsidiary or any governmental authority or agency condemns, seizes, compulsorily purchases or expropriates all or a substantial part of the assets of the Guarantor or any Group Subsidiary.

For the purposes of this Condition 9 (*Events of Default*), "Material Group Subsidiary" means (i) the Issuer and/or (ii) any other Group Subsidiary, and in the case of (ii), such Group Subsidiary from time to time whose gross revenue, pre-tax profits or gross assets (as shown in the then latest audited or unaudited accounts of such Group Subsidiary) represent not less than 5% of the gross revenue, pre-tax profits or gross assets of the Group, as shown in the latest consolidated audited or unaudited accounts of the Group, provided that with respect to any subsequent unaudited quarterly or semi-annual accounts of the relevant Group Subsidiary or the consolidated accounts of the Group, the Guarantor shall, on the request of the Trustee, and in any case, at the same time as providing the Trustee with the financial statements of the Guarantor, request a certificate from its auditors addressed to the Trustee listing those companies or other business entities which as at the last day of the Relevant Period were Material Group Subsidiaries for the purposes of this Condition 9 (*Events of Default*) and, in the absence of manifest error, such certificate from the auditors of the Guarantor shall be conclusive and binding upon each of the Guarantor and the Trustee.

10. Prescription

Claims for principal shall become void within ten years of the appropriate Relevant Date. Claims for interest shall become void within five years of the appropriate Relevant Date.

11. Replacement of Note Certificates

If any Note Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Registrar or Principal Paying Agent, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer, the Registrar and the Principal Paying Agent may reasonably require. Mutilated or defaced Note Certificates must be surrendered before replacements will be issued.

12. Trustee and Paying Agents

Under the Trust Deed, the Trustee is entitled to be indemnified and relieved from responsibility in certain circumstances and to be paid its costs and expenses in priority to the claims of the Noteholders. In addition, the Trustee is entitled to enter into business transactions with the Issuer, the Guarantor and any entity relating to the Issuer or the Guarantor without accounting for any profit.

In the exercise of its powers and discretions under these Conditions and the Trust Deed, the Trustee will have regard to the interests of the Noteholders as a class and will not be responsible for any consequence for individual holders of Notes as a result of such holders being connected in any way with a particular territory or taxing jurisdiction.

The Trust Deed provides that the Trustee shall rely on certificates or reports from Auditors (as defined therein) whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors.

In acting under the Agency Agreement and in connection with the Notes, the Agents act solely as agents of the Issuer, the Guarantor and (to the extent provided therein) the Trustee and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

The initial Agents and their initial Specified Offices are specified in the Agency Agreement. The Issuer and the Guarantor reserve the right (with the prior approval of the Trustee) at any time to vary or terminate the appointment of any Agent and to appoint a successor registrar, principal transfer agent or principal paying agent and additional or successor paying agents and transfer agents; provided, however, that the Issuer and the Guarantor shall at all times maintain (a) principal paying agent and a registrar, (b) a paying agent in Singapore and (c), if the conclusions of the ECOFIN Council meeting of November 26-27, 2000 are implemented, a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing such conclusions or any law implementing or complying with, or introduced to conform to, such Directive.

Notice of any change in any of the Agents or in their Specified Offices shall promptly be given to the Noteholders.

13. Meetings of Noteholders; Modification and Waiver; Substitution

(a) Meetings of Noteholders

The Trust Deed contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions or the Trust Deed. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and the Guarantor (acting together) or by the Trustee and shall be convened by the Trustee upon the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing one more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented; provided, however, that certain proposals

(including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of payments under the Notes, to amend the terms of the Guarantee of the Notes or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution (each, a "Reserved Matter") may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than three-quarters or, at any adjourned meeting, one-quarter of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders under the Trust Deed will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b) Modification and waiver

The Trustee may, without the consent of the Noteholders agree to any modification of these Conditions or the Trust Deed (other than in respect of a Reserved Matter) which is, in the opinion of the Trustee, proper to make if, in the opinion of the Trustee, such modification will not be materially prejudicial to the interests of Noteholders and to any modification of the Notes or the Trust Deed which is of a formal, minor or technical nature or is to correct a manifest error.

In addition, the Trustee may, without the consent of the Noteholders authorise or waive any proposed breach or breach of the Notes or the Trust Deed (other than a proposed breach or breach relating to the subject of a Reserved Matter) if, in the opinion of the Trustee, the interests of the Noteholders will not be materially prejudiced thereby.

Unless the Trustee agrees otherwise, any such authorisation, waiver or modification shall be notified to the Noteholders as soon as practicable thereafter.

(c) Substitution

The Trust Deed contains provisions under which (i) the Guarantor or any Group Subsidiary may, without the consent of the Noteholders assume the obligations of the Issuer as principal debtor under the Trust Deed and the Notes and (ii) any Group Subsidiary may, without the consent of the Noteholders assume the obligations of the Guarantor as guarantor under the Trust Deed and the Notes, provided that, in each case, certain conditions specified in the Trust Deed are fulfilled, including (A) in the case of a substitution of the Issuer by a company other than the Guarantor, a requirement that the Guarantee of the Notes is fully effective in relation to the obligations of the new principal debtor under the Trust Deed and the Notes and (B) in the case of a substitution of the Guarantor as guarantor under the Trust Deed, a requirement that the Guarantee of the Notes by the new guarantor is fully effective in relation to the obligations of the new guarantor under the Trust Deed and the Notes.

No Noteholder shall, in connection with any substitution, be entitled to claim any indemnification or payment in respect of any tax consequence thereof for such Noteholder except to the extent provided for in Condition 8 (*Taxation*) (or any undertaking given in addition to or substitution for it pursuant to the provisions of the Trust Deed).

14. Enforcement

The Trustee may at any time, at its discretion and without notice, institute such proceedings as it thinks fit to enforce its rights under the Trust Deed in respect of the Notes, but it shall not be bound to do so unless:

(a) it has been so requested in writing by the holders of at least one-quarter of the aggregate principal amount of the outstanding Notes or has been so directed by an Extraordinary Resolution; and

(b) it has been indemnified or provided with security to its satisfaction.

No Noteholder may proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound to do so, fails to do so within a reasonable time and such failure is continuing.

15. Further Issues

The Issuer may from time to time, without the consent of the Noteholders and in accordance with the Trust Deed, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes. The Issuer may from time to time, with the consent of the Trustee, create and issue other series of notes having the benefit of the Trust Deed.

16. Notices

Notices to the Noteholders will be sent to them by first class mail (or its equivalent) or (if posted to an overseas address) by airmail at their respective addresses on the Register. Any such notice shall be deemed to have been given on the fourth day after the date of mailing. In addition, so long as the Notes are listed on the official list of the Singapore Exchange Securities Trading Limited and its rules so require, notices will also be published in a leading English language newspaper having general circulation in Singapore (which is expected to be The Business Times, Singapore Edition). Any such notice shall be deemed to have been given on the date of first publication.

17. Exchange Rate Indemnity

(a) Currency of Account and Payment

U.S. dollars (the "Contractual Currency") is the sole currency of account and payment for all sums payable by the Issuer and Guarantor under or in connection with the Trust Deed and the Notes, including damages.

(b) Extent of Discharge

An amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or the Guarantor or otherwise), by the Trustee or any Noteholder in respect of any sum expressed to be due to it from the Issuer or Guarantor will only discharge the Issuer and Guarantor to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

(c) Indemnity

If that Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under the Trust Deed or the Notes, the Issuer will indemnify it against any Liability (as defined in the Trust Deed) sustained by it as a result. In any event, the Issuer will indemnify the recipient against the cost of making any such purchase.

(d) Indemnities separate

These indemnities constitute separate and independent obligations from the Issuer and Guarantor's other obligations, will give rise to separate and independent causes of action, will apply irrespective of any indulgence granted by the Trustee and/or any Noteholder and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Trust Deed or the Notes or any other judgment or order.

18. Governing Law and Jurisdiction

(a) Governing law

The Trust Deed and the Notes and all matters arising from or connected with them are governed by, and shall be construed in accordance with, English law.

(b) Jurisdiction

Each of the Issuer and the Guarantor has in the Trust Deed (i) agreed that the courts of England have exclusive jurisdiction to settle any dispute (a "Dispute") arising from or connected with the Trust Deed or the Notes; (ii) agreed that such courts are the most appropriate and convenient courts to settle any Dispute and, accordingly, it will not argue to the contrary; (iii) designated a person in England to accept service of any process on its behalf; and (iv) consented to the enforcement of any judgement.

19. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999 except and to the extent (if any) that the Notes expressly provide for such Act to apply to any of their terms.

There will appear at the foot of the Conditions endorsed on each Note in definitive form the names and Specified Offices of the Agents as set out at the end of this Offering Circular.

DESCRIPTION OF THE NOTES WHILE IN GLOBAL FORM

Book-entry; Delivery and Form

The Notes will be offered and sold pursuant to Regulation S and in reliance on Rule 144A. The Notes will be represented by one or more Global Notes, each without interest coupons.

The Notes sold outside the United States pursuant to Regulation S ("Regulation S Notes") will be represented by a Regulation S Global Note, which will be deposited with JPMorgan Chase Bank as common depositary for Euroclear and Clearstream and registered in the name of Chase Nominees Limited as nominee of such common depositary. Beneficial interests in the Regulation S Global Note may at all times be held only through Euroclear or Clearstream, as the case may be. The Regulation S Global Note (and any Regulation S Definitive Notes (as defined below) issued in exchange therefor) will be subject to certain restrictions on transfer, as set out under "Transfer Restrictions". In the circumstances described below, interests in any Regulation S Global Note will be exchangeable for definitive notes in certificated form (each a "Regulation S Definitive Note").

The Notes sold within the United States to Qualified Institutional Buyers in reliance on Rule 144A ("Rule 144A Notes") will be represented by a Rule 144A Global Note, which will be deposited with JPMorgan Chase Bank as custodian for, and registered in the name of Cede & Co. as nominee for, DTC. In the circumstances described below, interests in the Rule 144A Global Note will be exchangeable for definitive notes in certificated form (each, a "Rule 144A Definitive Note"). The Rule 144A Global Note (and any Rule 144A Definitive Notes issued in exchange therefor) will be subject to certain restrictions on transfer contained in a legend appearing on the face of such Notes, as set out under "Transfer Restrictions".

Each Global Note will have an ISIN number and a common code. The Rule 144A Global Note will also have a CUSIP number.

Any beneficial interest in either a Rule 144A Global Note or a Regulation S Global Note that is transferred to a person who takes delivery in the form of a beneficial interest in another Global Note will, upon transfer, cease to be a beneficial interest in such Global Note and become a beneficial interest in such other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to a beneficial interest in such other Global Note from time to time for as long as it remains such an interest. The Notes are not issuable in bearer form.

Global Notes

Upon the issuance of the Regulation S Global Note and the Rule 144A Global Note, Euroclear, Clearstream and/or DTC, as the case may be, will credit, on their internal system, the respective principal amounts of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with them. Such accounts will be designated by the Joint Lead Managers. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership interests will be effected only through records maintained by Euroclear, Clearstream and DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants).

Investors may hold their interest in the Regulation S Global Note directly through Euroclear or Clearstream, as the case may be, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Qualified Institutional Buyers may hold their interests only in the Rule 144A Global Note directly through DTC, if they are participants in such system, or indirectly through organizations which are participants in such systems. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

Payments of principal of, and interest on, Notes represented by a Regulation S Global Note will be made to Euroclear or Clearstream or the nominee for their common depositary, as the case may be, as the registered owner of such Global Note. Payments of principal of, and interest on, Notes represented by a Rule 144A Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Issuer, the Trustee, the

Registrar, the Paying Agents, the Transfer Agents or any other agent of any of them will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any such Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Issuer expects that Euroclear, Clearstream or the nominee of their common depositary, and DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of Euroclear, Clearstream, DTC or such nominees, as the case may be. The Issuer also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

Euroclear, Clearstream and DTC will take any action permitted to be taken by a Noteholder only at the direction of one or more participants to whose accounts the Euroclear, Clearstream or DTC, as the case may be, interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction.

Although the Issuer and the Guarantor understand that Euroclear, Clearstream and DTC will comply with the foregoing procedures in order to facilitate transfers in interests in the Global Notes among participants of Euroclear, Clearstream and DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, the Guarantor, the Trustee, the Registrar, the Paying Agents, the Transfer Agents or any other agent of any of them will have any responsibility for the performance by Euroclear, Clearstream or DTC or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

In addition, the Global Notes will contain the following provisions which modify the Terms and Conditions of the Notes as they apply to the Notes evidenced by a Global Note:

Meetings: A Noteholder shall be treated as two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, as having one vote in respect of each US$1,000 principal amount of Notes in respect of which the Global Note Certificate (as defined in the Trust Deed) is issued. The Trustee may allow to attend and speak (but not vote) at any meeting of Noteholders any accountholder (or the representative of such person) of a clearing system entitled to any individual Note in respect of which the Global Note Certificate is issued on certification of entitlement and proof of identity satisfactory to the Trustee.

Trustee's Powers: In considering the interests of Noteholders the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to such information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of the Notes and (b) consider such interests as if such accountholders were the holders of the Notes in respect of which the Global Note Certificate is issued.

Transfers: Transfers of interests in the Notes with respect to which the Global Note Certificate is issued shall be made in accordance with the Agency Agreement.

Purchase and Cancellation: Cancellation of any Note(s) represented by the Global Note Certificate which are required by the Conditions to be cancelled following its/their redemption or purchase will be effected by reduction in the principal amount of the Notes represented by the Global Note Certificate by the Registrar or the Principal Paying Agent.

Payments: Payments of principal, premium (if any) and interest in respect of the Notes in respect of which the Global Note Certificate is issued will be made without presentation or, if no further payment falls to be made in respect of the Notes, against presentation and surrender of the Global Note Certificate to or to the order of the Principal Paying Agent or such other Agent as shall have been notified to the Noteholders for such purpose.

Enforcement: For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Notes in respect of which the Global Note Certificate is issued shall be recognised as the beneficiaries of the trusts set out in the Trust Deed to the extent of the principal amount of their interest in the Notes set out in the certificate of the holder as if they were themselves the holders of Notes in such principal amounts.

Notices: So long as the Notes evidenced by the Global Note Certificate are held on behalf of Euroclear, Clearstream, DTC or any other clearing system as shall have been approved by the Trustee (the "Alternative Clearing System"), notices required to be given to Noteholders may be given by their being delivered to Euroclear, Clearstream, DTC or, as the case may be, the Alternative Clearing System, rather than by publication as required by the Conditions except that so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, notices shall also be published in a leading English language newspaper having general circulation in Singapore (which is expected to be the *Business Times, Singapore Edition*). Any such notice shall be deemed to have been given on the date of first publication.

Definitive Notes

If Euroclear or Clearstream or any other clearing system as shall have been approved by the Trustee (an "Alternative Clearing System") is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so or if a default described in Condition 9 (*Events of Default*) has occurred and is continuing, the Issuer will, upon request, issue Regulation S Definitive Notes in exchange for the Regulation S Global Note. If DTC or any Alternative Clearing System notifies the Issuer and the Guarantor that it is at any time unwilling or unable to discharge properly its responsibilities as depositary with respect to the Rule 144A Global Note or ceases to be a Clearing Agency registered under the U.S. Exchange Act of 1934, as amended, or at any time no longer legible to act as such and a successor depositary is not appointed by the Issuer and the Guarantor within 90 days of such notice or if a default described in Condition 9 (*Events of Default*) has occurred and is continuing, the Issuer will, upon request, issue Rule 144A Definitive Notes in exchange for the Rule 144A Global Note. Rule 144A Definitive Notes issued in exchange for the Rule 144A Global Note will bear the legend referred to under "Transfer Restrictions".

Payments of principal on Definitive Notes shall be made only against and (provided that payment is made in full) surrender of Definitive Notes at the Specified Office of any Paying Agent.

CONCURRENT EXCHANGE OFFER AND CONSENT FEE OFFER

The Issuer is offering Exchange Notes to be issued by the Issuer and guaranteed by the Guarantor in exchange for Existing Notes of the Issuer and guaranteed by the Guarantor and issued on March 19, 2002. Holders of Existing Notes who wish to participate in the Exchange Offer must deliver voting instructions in relation to their Existing Notes tendered in favor of the Amending Resolution implementing certain amendments to the terms and conditions of the Existing Notes. The Issuer will pay a fee (the "Early Tender Fee") to holders who have tendered Existing Notes on or prior to May 7, 2003. The Early Tender Fee will be paid in cash and will be equal to 0.50% of the principal amount of Existing Notes tendered.

The Exchange Notes will rank *pari passu* and form a single series with the Notes.

The Issuer is also offering to pay the Consent Fee to holders of Existing Notes who vote in favor of the Amending Resolution. The Consent Fee will be in paid cash and will be equal to 1.00% of the principal amount of Existing Notes in respect of which voting instructions in favor of the Amending Resolution have been delivered. The Issuer will also pay an additional fee (the "Early Consent Fee") to holders who deliver their voting instructions in favor of the Amending Resolution on or prior to May 7, 2003. The Early Consent Fee will be paid in cash and will be equal to 0.50% of the principal amount of Existing Notes in respect of which voting instructions in favor of the Amending Resolution have been delivered.

The Exchange Offer, the Consent Fee Offer and the issue and offering of the Notes are conditional upon, among other things, the Amending Resolution having been duly passed at a meeting of holders of Existing Notes to be held at 10:00 a.m. Singapore time on May 16, 2003 at 5 Temasek Boulevard, #18-00 Suntec Tower Five, Singapore 038985 and the execution of a supplemental trust deed by the Issuer, the Guarantor and JPMorgan Chase Bank, London Branch (the "Existing Trustee") as trustee of the Existing Notes giving effect to the amendments passed by the Amending Resolution.

Subject to the fulfilment of the conditions precedent thereto, the Exchange Offer and the Consent Fee Offer are expected to be consummated on or before the Issue Date.

UBS AG, Singapore Branch, an affiliate of UBS Limited, has been appointed as dealer manager for the Exchange Offer and Consent Fee Offer.

PLAN OF DISTRIBUTION

Under the terms and conditions contained in a Subscription Agreement (the "Subscription Agreement") between UBS Limited, which may in certain circumstances act through certain of its affiliates from time to time, and another manager as Joint Lead Managers, the Issuer and the Guarantor, the Joint Lead Managers have agreed to purchase from the Issuer, and the Issuer has agreed to sell to the Joint Lead Managers, the Notes at their issue price of •% of their principal amount less a combined management, underwriting and selling commission of •% of such principal amount.

The Subscription Agreement provides that the obligations of the Joint Lead Managers are subject to approval of certain legal matters by their counsel and certain other conditions.

The Subscription Agreement provides that the Issuer and the Guarantor will indemnify the Joint Lead Managers against certain liabilities, including liabilities under the Securities Act.

The Subscription Agreement further provides that the Joint Lead Managers are entitled in certain circumstances to be released and discharged from their obligations under the Subscription Agreement prior to the closing of the issue of the Notes.

The Issuer and the Guarantor have agreed to pay UBS AG, Singapore Branch, an affiliate of UBS Limited, as Dealer Manager for the Exchange Offer and the Consent Fee Offer, a customary fee as remuneration for its financial advisory services in connection with the Exchange Offer and Consent Fee Offer. The Issuer and the Guarantor, jointly and severally, have agreed to indemnify the Dealer Manager against certain liabilities, including certain liabilities under the Securities Act.

United States of America

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Each Joint Lead Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer or sell the Notes, (i) as part of its distribution at any time and (ii) otherwise until the expiration of 40 days after the later of the commencement of the offering or the final closing date (the "Distribution Compliance Period"), within the United States, or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the Distribution Compliance Period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes in the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until the expiration of the Distribution Compliance Period, an offer or sale of the Notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or Regulation S under the Securities Act.

Each Joint Lead Manager is expected to make offers and sales of the Notes in the United States to Qualified Institutional Buyers in reliance on Rule 144A through their respective registered broker-dealer affiliates or selling agents in the United States.

Resales of the Notes are restricted as described under "Transfer Restrictions" herein.

United Kingdom

Each of the Joint Lead Managers has further represented, warranted and undertaken that:

No offer to public

It has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of such Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

Financial promotion

It has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

General compliance

It has complied with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Indonesia

Each of the Joint Lead Managers has further represented and agreed that this Offering Circular may not be distributed in the Republic of Indonesia and the Notes may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesian residents in a manner which constitutes a public offer under the laws of Indonesia.

Singapore

Each of the Joint Lead Managers has further represented and agreed that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this Offering Circular or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the SFA, (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Hong Kong

Each of the Joint Lead Managers has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any of the Notes other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong); and (ii) it has not issued or had in its possession for the purpose of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, invitation or document, whether in Hong Kong or elsewhere, which is or contains an invitation to the public to enter into or offer to enter into an agreement to acquire, dispose of, subscribe for or underwrite the Notes (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Mauritius

Each of the Joint Lead Managers has further represented and agreed that the Notes may not be offered or sold, directly or indirectly, in Mauritius or to any resident of Mauritius, except as permitted by applicable Mauritian law.

Each of the Joint Lead Managers has severally and not jointly undertaken to the Issuer and the Guarantor that they will comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Notes or have in their possession or distribute such offering material.

No action has been or will be taken in any jurisdiction by the Issuer or the Guarantor that would permit a public offering of the Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required.

TRANSFER RESTRICTIONS

The Notes have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except to (a) Qualified Institutional Buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (b) certain persons in offshore transactions in reliance on Regulation S. Because the following restrictions will apply to the offering of the Notes, purchasers are advised to consult their own legal counsel prior to making any offer, resale, pledge or transfer of the Notes. Terms used in this section that are defined in Rule 144A or Regulation S under the Securities Act are used herein as defined therein.

The transfer restrictions described below also apply to the Exchange Notes. Exchange Notes issued to holders of Existing Notes will be restricted securities within the meaning of Rule 144(a)(3) under the Securities Act to the same extent and proportion that the Existing Notes held by such holders were restricted securities and may not be offered, sold or otherwise transferred except in compliance with Rule 145(d) under the Securities Act.

Rule 144A Notes

Each purchaser of Rule 144A Notes within the United States pursuant to Rule 144A, by accepting delivery of this Offering Circular, will be deemed to have represented, agreed and acknowledged that:

(1) It (i) is a Qualified Institutional Buyer, (ii) is aware, and each beneficial owner of such Notes has been advised, that the sale of such Notes to it is being made in reliance on Rule 144A and (iii) is acquiring the Notes for its own account or for the account of a Qualified Institutional Buyer.

(2) It understands that the Rule 144A Notes are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that the Rule 144A Notes have not been and will not be registered under the Securities Act.

(3) It understands that the Rule 144A Notes sold in reliance on Rule 144A will, until the expiration of the applicable holding period with respect to the Rule 144A Notes set forth in Rule 144(k) of the Securities Act, unless otherwise agreed by the Issuer and the holder thereof, bear a legend substantially to the following effect and may be offered, sold, pledged or otherwise transferred only in accordance with such legend:

"THE GUARANTEED NOTES DUE 2010 (THE "NOTES") OF MEI EURO FINANCE LIMITED (THE "ISSUER") IN RESPECT OF WHICH THIS CERTIFICATE IS ISSUED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT IN A TRANSACTION NOT SUBJECT TO, OR IN ACCORDANCE WITH AN EXEMPTION FROM, THE REGISTRATION REQUIREMENTS THEREOF. THE HOLDER HEREOF, BY PURCHASING THE NOTES IN RESPECT OF WHICH THIS CERTIFICATE IS ISSUED, AGREES, FOR THE BENEFIT OF THE ISSUER AND PT MEDCO ENERGI INTERNASIONAL TBK (THE "GUARANTOR"), THAT IT OR THE PERSON WHO HAS THE BENEFICIAL INTEREST IN THIS CERTIFICATE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") AND UNDERSTANDS THAT THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND AGREES THAT IF IT, OR SUCH PERSON, SHOULD SELL, PLEDGE OR OTHERWISE TRANSFER SUCH NOTES IT, OR SUCH PERSON, WILL DO SO ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND ONLY (1) IN ACCORDANCE WITH RULE 144A TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT (OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER OVER WHICH ACCOUNT IT EXERCISES SOLE INVESTMENT DISCRETION), (2) IN AN OFFSHORE TRANSACTION IN

ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT. THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AND EACH SUBSEQUENT HOLDER, REPRESENTS AND AGREES FOR THE BENEFIT OF THE ISSUER AND THE GUARANTOR THAT IT WILL NOTIFY ANY PURCHASER OF THE NOTES IN RESPECT OF WHICH THIS CERTIFICATE IS ISSUED OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. THE HOLDER MUST, PRIOR TO ANY TRANSFER, FURNISH TO ANY ONE OF THE TRANSFER AGENTS AND THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT SELLERS OF THE NOTES MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A."

(4) The purchaser understands that the Notes are not designed for purchase by "employee benefit plans" as defined in and subject to the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") or "plans" as defined and subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Every purchaser and holder of a Note will be deemed to have represented and agreed that it is not and for so long as it holds Notes will not be (and is not and will not be deemed for purposes of ERISA or the Code to be) such an "employee benefit plan" or "plan". The purchaser understands that the Notes will bear a legend substantially to the following effect:

"EACH PURCHASER AND HOLDER OF THIS NOTE WILL BE DEEMED TO HAVE REPRESENTED AND AGREED THAT IT IS NOT AND FOR SO LONG AS IT HOLDS THIS NOTE WILL NOT BE (I) AN "EMPLOYEE BENEFIT PLAN" AS DEFINED IN AND SUBJECT TO THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA") OR A "PLAN" AS DEFINED IN AND SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR (II) AN ENTITY ANY OF WHOSE ASSETS ARE, OR ARE DEEMED FOR PURPOSES OF ERISA OR SECTION 4975 OF THE CODE TO BE, ASSETS OF ANY SUCH "EMPLOYEE BENEFIT PLAN" OR "PLAN"."

(5) The Issuer, the Guarantor, the Trustee, the Registrar, the Transfer Agents, the Joint Lead Managers and their respective affiliates, agents, and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements. If it is acquiring any Rule 144A Notes for the account of one or more Qualified Institutional Buyers, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

(6) It understands that the Rule 144A Notes offered in reliance on Rule 144A will be represented by the Rule 144A Global Note. Before any interest in the Rule 144A Global Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note, it will be required to provide the Issuer, the Registrar and the relevant Transfer Agent with such certifications, legal opinions or other information as either of them may reasonably require from the Transferor to confirm that such transfer is being made in accordance with Regulation S or Rule 144A (if available).

Prospective purchasers are hereby notified that sellers of the Rule 144A Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S Notes

Each purchaser of Regulation S Notes outside the United States pursuant to Regulation S and each subsequent purchaser of such Regulation S Notes in resales prior to the expiration of the Distribution Compliance Period, by accepting delivery of this Offering Circular and the Regulation S Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time the Regulation S Notes are purchased will be, the beneficial owner of such Regulation S Notes and (a) it is not a U.S. person and it is located outside the United States (within the meaning of Regulation S) and (b) it is not an affiliate of the Issuer or the Guarantor or a person acting on behalf of such affiliate.

(2) It understands that the Regulation S Notes have not been and will not be registered under the Securities Act.

(3) It understands that the Regulation S Notes, unless otherwise agreed between the Issuer and the holder thereof, in accordance with applicable law, will bear a legend substantially to the following effect and may be offered, sold, pledged or otherwise transferred only in accordance with such legend:

"THE GUARANTEED NOTES DUE 2010 (THE NOTES) OF MEI EURO FINANCE LIMITED (THE "ISSUER") IN RESPECT OF WHICH THIS CERTIFICATE IS ISSUED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT) AND, ACCORDINGLY, MAY NOT BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED PRIOR TO THE EXPIRATION OF 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE OFFERING OF THE NOTES AND THE FINAL CLOSING DATE, AS DEFINED IN THE SUBSCRIPTION AGREEMENT DATED •, 2003 (THE DISTRIBUTION COMPLIANCE PERIOD), EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (B) WITHIN THE UNITED STATES TO A PERSON THAT THE TRANSFEROR, AND ANY PERSON ACTING ON ITS BEHALF, REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER PURSUANT TO RULE I44A UNDER THE SECURITIES ACT (RULE I44A) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, PROVIDED, HOWEVER, THAT IN CONNECTION WITH ANY TRANSFER UNDER (B) ABOVE, ONE OF THE TRANSFER AGENTS SHALL HAVE RECEIVED A WRITTEN CERTIFICATION (IN THE FORM PROVIDED IN THE AGENCY AGREEMENT) (1) FROM THE TRANSFEREE TO THE EFFECT THAT SUCH TRANSFEREE (X) IS A QUALIFIED INSTITUTIONAL BUYER PURCHASING FOR ITS OWN ACCOUNT (OR FOR THE ACCOUNT OF ONE OR MORE QUALIFIED INSTITUTIONAL BUYERS OVER WHICH ACCOUNT IT EXERCISES SOLE INVESTMENT DISCRETION) AND (Y) AGREES TO COMPLY WITH THE RESTRICTIONS ON TRANSFER SET FORTH UNDER "TRANSFER RESTRICTIONS" IN THE OFFERING CIRCULAR DATED •, 2003, AND (2) FROM THE TRANSFEROR TO THE EFFECT THAT THE TRANSFER WAS MADE IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE I44A AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION.

UPON THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD, THE CERTIFICATIONS CONTEMPLATED BY CLAUSE (1) (X) AND CLAUSE (2) OF THE PRECEDING PARAGRAPH SHALL NO LONGER BE REQUIRED, BUT THE TRANSFEREE WILL STILL BE REQUIRED TO CERTIFY AS PROVIDED BY CLAUSE (1) (Y) OF SUCH PARAGRAPH. UPON THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD, THE REGULATION S NOTES SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND, PROVIDED THAT AT THE TIME OF SUCH EXPIRATION, THE OFFER OR SALE OF THE REGULATION S NOTES BY THE HOLDER HEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OF THE UNITED STATES."

(4) The Issuer, the Guarantor, the Registrar, the Transfer Agents, the Joint Lead Managers and their respective affiliates, agents, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

(5) Until the expiration of the Distribution Compliance Period, interests in the global Note representing the Regulations S Notes sold in reliance on Regulation S may be held only through Euroclear or Clearstream.

GLOBAL CLEARANCE AND SETTLEMENT

Investors in the Notes may hold Notes through any of Euroclear or Clearstream or DTC. Initial settlement and all secondary trades will settle as described below. Although the Company understands that DTC, Euroclear and Clearstream will comply with the procedures provided below in order to facilitate transfers of Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be modified or discontinued at any time. None of the Issuer, the Guarantor, the Trustee, the Registrar, the Transfer Agents, the Paying Agents or any other agent of any of them will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations. With respect to clearance and settlement through DTC, Euroclear and Clearstream, the Company understands as follows:

The Clearing Systems

DTC

DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

Euroclear and Clearstream

Euroclear and Clearstream hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream interface with domestic securities markets.

Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Initial settlement

The Notes will be issued initially in the form of one or more Global Notes in book-entry form and will be deposited with a common depository for Euroclear and Clearstream and/or with a custodian for DTC, as the case may be. Investors' interests in Notes held in book-entry form by Euroclear, Clearstream or DTC, as the case may be, will be represented through financial institutions acting on their behalf as direct and indirect participants in Euroclear, Clearstream or DTC, as the case may be. In addition, Euroclear and Clearstream may hold positions in Notes on behalf of their participants through their respective depositories, The Chase Manhattan Bank, a New York banking corporation ("Chase") and Citibank, N.A. ("Citibank"), which in turn will hold such positions in accounts as participants of DTC. Investors electing to hold their Notes through DTC will follow the DTC settlement practices applicable to U.S. corporate debt obligations, provided that the Notes will trade in DTC's Same Day Funds Settlement System. Investor securities custodian accounts will therefore be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Notes through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds. Notes will be credited to the accounts of depositories and will be processed by Euroclear or Clearstream in accordance with usual new issue procedures.

Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any Notes where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC participants

Secondary market trading between DTC participants (other than Chase and Citibank as depositaries for Euroclear and Clearstream, respectively) will be settled using the procedures applicable to United States corporate debt obligations in same-day funds.

Trading between Euroclear and/or Clearstream participants

Secondary market trading between Euroclear participants and/or Clearstream participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC seller and Euroclear or Clearstream purchaser

When Notes are to be transferred from the account of a DTC participant (other than Chase and Citibank as depositaries for Euroclear and Clearstream, respectively) to the account of a Euroclear participant or a Clearstream participant, the purchaser must send instructions to Euroclear or Clearstream through a participant at least one business day prior to settlement. Euroclear or Clearstream, as the case may be, will instruct Chase or Citibank, respectively, to receive the Notes against payment. Payment will include interest accrued on the Notes from and including the last interest payment date to and excluding the settlement date, on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by Chase or Citibank, as the case may be, to the DTC participant's account against delivery of the Notes. After settlement has been completed, the Notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Euroclear participants' or Clearstream participants' account. Credit for the Notes will appear on the next day (European time) and cash debt will be back-valued to, and interest on the Notes will accrue from, the value date (which would be the preceding day when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Euroclear or Clearstream cash debt will be valued instead at the actual settlement date.

Euroclear participants and Clearstream participants will need to make available to the respective clearing system the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Euroclear or Clearstream. Under this approach, they may take on credit exposure to Euroclear or Clearstream until the Notes are credited to their accounts one day later. As an alternative, if Euroclear or Clearstream has extended a line of credit to them, participants can elect not to pre-position funds and allow their credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream participants purchasing Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the Notes were credited to their accounts. However, interest on the Notes would accrue from the value date. Therefore, in many cases, the investment income on Notes earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

Because the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending Notes to Chase or Citibank, for the benefit of Euroclear participants or Clearstream participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

Trading between Euroclear or Clearstream seller and DTC purchaser

Due to time zone differences in their favor, Euroclear participants and Clearstream participants may employ their customary procedures for transactions in which Notes are to be transferred by the respective clearing system, through Chase or Citibank, to another DTC participant. The seller must send instructions to Euroclear or Clearstream through a participant at least one business day prior to settlement. In these cases, Euroclear or Clearstream will instruct Chase or Citibank, as appropriate, to credit the Notes to the DTC participant's account against payment. Payment will include interest accrued on the Notes from and including the payment date to and excluding the settlement date on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the amount of the Euroclear participant or Clearstream participant the following day, and receipt of the cash proceeds in the Euroclear or Clearstream participant's account will be back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If the Euroclear participant or Clearstream participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation may substantially reduce or offset any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Euroclear or Clearstream participant's account would instead be valued at the actual settlement date.

Finally, day traders that use Euroclear or Clearstream and that purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades would automatically fail on the sale side unless certain preventative measures were taken on or prior to the time of sale. At least three measures may be available to day traders to help prevent these trades from failing:

(1) borrowing through Euroclear or Clearstream for one day (until the purchase side of the day trade is reflected in the Euroclear account or Clearstream account) in accordance with the clearing system's customary procedures;

(2) borrowing the Notes in the United States from a DTC participant no later than one day prior to settlement, which would give the Notes sufficient time to be reflected in the borrower's Euroclear account or Clearstream account in order to settle the sale side of the trade; or

(3) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream Participant.

TAXATION

The following summary is based on tax laws of the United States, Mauritius, Indonesia and the European Union as in effect on the date of this Offering Circular, and is subject to changes in United States, Mauritian, Indonesian or European Union law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any countries other than the United States, Mauritius, Indonesia and the European Union. Prospective purchasers in all jurisdictions are advised to consult their own tax advisors as to United States, Mauritian, Indonesian, European Union or other tax consequence of the purchase, ownership and disposition of Notes.

Mauritian Taxation

There is no withholding tax or capital gains tax in Mauritius. There is also no estate duty, inheritance tax or gift tax.

The Republic of Mauritius has concluded a double taxation treaty with Indonesia. The Issuer is a Mauritian Global Business Company-Category One and is liable to pay tax on its income. Under the Indonesia-Mauritius double taxation treaty, payment of interest will be subject to 10% income tax in Indonesia provided that all the requirements under the double taxation treaty have been fulfilled.

For payments of income received from Indonesia, the Issuer may claim a tax credit for the higher of: (a) the actual foreign tax paid in Indonesia, including underlying tax, or (b) deemed foreign tax representing 90% of the Mauritian tax on foreign income. Therefore the effective tax payable in Mauritius will not exceed 1.5%. As from the year of assessment 2003-2004, the deemed foreign tax credit will be reduced to 80% of the Mauritian tax on foreign income.

The Issuer, being a Mauritius company, intends to be a tax resident of Mauritius and has obtained a tax residence certificate with the Commissioner of Income Tax in Mauritius.

Indonesian Taxation

The following is a summary with respect to taxes imposed by Indonesia. The summary does not address any laws other than the tax laws of Indonesia in force and as they are applied in practice as of the date of this Offering Circular.

General

Resident taxpayers, individual or corporate, are subject to income tax in Indonesia. A "Non-resident individual" is a foreign national individual who is not physically present in Indonesia for 183 days or more during any twelve month period or present for any period with the intent to reside in Indonesia, during which period such non-resident individual receives income in respect of the ownership or disposition of the Notes, and a "Non-resident entity" is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesia entity receives income in respect of the ownership or disposition of the Notes. In this section, both Non-resident individual and Non-resident entity will be referred to as "Non-resident Taxpayers". Subject to any provisions of any applicable double taxation treaty, Non-resident Taxpayers, that derive income sourced in Indonesia from, inter alia, (i) the sale of assets situated in Indonesia, (ii) services performed in or outside Indonesia or (iii) interest, royalties or dividends from Indonesia, are subject to a withholding tax on that income at the final rate of 20%, so long as the property or activity which produces the income is not effectively connected to a permanent establishment of the Non-resident Taxpayers in Indonesia. If the property or activity which produces the income is effectively connected to a permanent establishment, the income is subject to full resident income tax. With regard to asset sales, the 20% withholding tax is based on the estimated net income. However, there are no implementing regulations yet setting out the calculation of estimated net income, or the withholding tax mechanism, for such sale of assets except for sale of shares in an Indonesian non-public company by Non-resident Taxpayers.

Withholding Tax

Payments under the Notes are not subject to withholding tax in Indonesia. The amount of any payment by the Guarantor under the Guarantee attributable to interest payable on the Notes will be subject to withholding tax in Indonesia. Payments of interest in whatever name or form under the Guarantee is generally subject to withholding tax at the rate of 20% on the gross amount if paid by a resident taxpayer to a Non-resident Taxpayer that does not have a permanent establishment in Indonesia. Where a double taxation treaty exists, a reduced withholding tax rate will be applicable. Payment of interest in whatever name or form is subject to withholding tax at the rate of 15% if paid to another Indonesian resident taxpayer (other than an Indonesian bank). Indonesia has concluded a double taxation treaty with the United States (the "U.S.-Indonesia Treaty") that reduces the withholding tax on payment of interest to 10% if the persons receiving the payments are residents of the United States. In order for U.S. Noteholders to be eligible for the treaty rate of 10%, such Noteholders will be required to deliver to the Guarantor as the party making the payment a certificate of residence (issued by the U.S. tax authorities) prior to payment.

The Issuer or the Guarantor will pay additional amounts in respect of any such withholding taxes regardless of whether the Noteholder has submitted an application for a reduced rate of withholding under a double taxation treaty (as discussed in the preceding paragraph). To the extent that the Issuer or the Guarantor is required to pay additional amounts in accordance with the terms of the Notes, such amounts will be subject to withholding tax in the manner described above.

Payments of interest made by the Guarantor to the Issuer with respect to the loan from the Issuer to the Guarantor of the net proceeds from the sale of the Notes will be subject to withholding tax in Indonesia. As described above, the statutory withholding tax rate for payment of interest to a Non-resident Taxpayer is 20%.

Taxes from Capital Gains

Non-resident individuals and companies without a permanent establishment in Indonesia deriving capital gains from the disposal of the Notes are exempt from Indonesian individual or corporate income tax or such income.

Other Indonesian Taxes

There are no Indonesian estate, inheritance, succession, or gift taxes generally applicable to the acquisition, ownership or disposition of the Notes. There are no Indonesian stamp, issue, registration or similar taxes on duties payable by Noteholders.

United States Taxation

Certain United States federal income tax considerations

The following summary describes certain of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of a Note by a U.S. Holder (as defined below) that acquires the Note in this offering at the issue price of the Notes (the first price at which a substantial amount of the Notes is sold for money to persons other than bond houses, brokers or similar persons or organizations acting in their capacity as underwriters, placement agents or wholesalers) and holds it as a capital asset (in general, property held for investment) and that does not have any connection with Mauritius or Indonesia other than the holding of the Notes. This summary does not address aspects of U.S. federal income taxation that may be applicable to particular U.S. Holders, including, among others, banks, life insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting treatment, U.S. Holders that will hold a Note as part of a "straddle", hedging transaction or "conversion transaction" for U.S. federal income tax purposes, U.S. Holders that enter into "constructive sale" transactions with respect to the Notes, U.S. Holders that own (directly, indirectly or constructively) 10% or more of the stock, by vote or value, of the Issuer or the Guarantor, U.S. Holders liable for alternative minimum tax, certain U.S. expatriates and U.S. Holders whose functional currency is not the U.S. dollar. In addition this summary does not address consequences to U.S. Holders of the acquisition, ownership and

disposition of a Note under the tax laws of any state, locality or other political subdivision of the United States or other countries and jurisdictions. **Each prospective investor should consult its own tax adviser with respect to the U.S. federal, state and local and foreign and other tax consequences of acquiring, holding and disposing of the Notes.**

The discussion below is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this Offering Circular and any of which may at any time be repealed, revoked or modified or subject to differing interpretations, potentially retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, there can be no assurances that the U.S. Internal Revenue Service (the "IRS") would not assert, or that a U.S. court would not uphold, positions concerning the U.S. federal income tax consequences of a U.S. Holder's acquisition, ownership or disposition of a Note that are contrary to the discussion below.

As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof or therein; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust if (x) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (y) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Therefore, a partner of a partnership holding a Note should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

Characterization of the Notes

The Issuer intends to treat the Notes as indebtedness for U.S. federal income tax purposes. The IRS may challenge the treatment of the Notes as indebtedness. If such a challenge were successful, the Notes could be treated as equity and a different U.S. federal income tax treatment would apply. Except as set forth under the caption "Alternative Characterization of the Notes", the following discussion assumes that the Notes will be treated as indebtedness for U.S. federal income tax purposes.

Interest

Stated interest paid on a Note (as well as any additional amounts) will be includible in a U.S. Holder's gross income as ordinary income at the time such payments are received or accrued in accordance with the U.S. Holder's usual method of tax accounting for U.S. federal income tax purposes. A U.S. Holder would be required to include in income any Mauritius and Indonesian tax withheld notwithstanding that the amount of such withheld tax was not in fact received by such U.S. Holder. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code. For purposes of determining the foreign tax credit allowable to U.S. Holders under the U.S. federal income tax laws, stated interest on a Note (as well as any additional amounts) generally will be treated as a foreign source income and, with certain exceptions, will be treated as "passive" or, in certain cases, "financial services" income, which will be treated separately from other types of income for such purposes.

If the Notes are issued at a discount of less than 1% of their stated principal amount, the difference would be considered de minimis so that U.S. Holders would not be required to accrue the difference as original issue discount for U.S. federal income tax purposes.

Sale, exchange or other disposition

Generally, upon the sale, exchange or other disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or other disposition (other than amounts attributable to accrued and unpaid interest, which will be taxable as such) and the U.S. Holder's tax basis in such Note (generally, the cost of such Note to the U.S. Holder decreased, but not below zero, by any amortized premium, as discussed above, and by any cash payments of principal received by the U.S. Holder with respect to the Note). Gain or loss recognized by a U.S. Holder upon the sale, exchange or other disposition of a Note generally will be a capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to any capital gain generally will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if the U.S. Holder's holding period in the Note exceeds one year at the time such sale, exchange or other disposition. Further reduction will apply for Notes held for longer than 5 years at the time of the sale, exchange or other disposition. The deductibility of capital losses by corporate and non-corporate U.S. Holders is subject to limitations. Any gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of a Note will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Alternative characterization of the Notes

The appropriate characterization of the Notes as indebtedness for U.S. federal income tax purposes is not free from doubt, and no rulings have been or will be sought from the IRS with respect to the appropriate characterization of the Notes for U.S. federal income tax purposes. If the IRS were successfully to contend that the Notes should be treated not as indebtedness but as equity, U.S. Holders of the Notes might be subject to adverse tax consequences, including possible application of the passive foreign investment company ("PFIC") rules. In the event that the PFIC rules apply to the Notes, a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum rates on gain realized on the disposition of a Note or on certain increased interest payments with respect to a Note. Prospective investors should consult their own tax advisers about the U.S. federal income tax consequences in the event that the Notes are treated as equity for U.S. federal income tax purposes.

Recently finalized U.S. Treasury regulations require participants in a "reportable transaction" to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction. If the IRS were successful in characterizing the Notes as equity, a book-tax difference might result. If the amount of such difference were significant (generally, more than $10 million in any one taxable year or more than $20 million over an Investor's entire holding period), investing in and owning the Notes may be a "reportable transaction" for an Investor that is or is related to a reporting company under the Securities and Exchange Act of 1934 or is a business entity with more than $250 million in U.S. assets. Investors should consult their tax advisers concerning any possible disclosure obligation with respect to their investment in the Notes.

Non-U.S. holders

Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will be exempt from U.S. federal income and withholding taxes with respect to gain derived from the sale, exchange or other disposition of, or any distributions received in respect of, the Notes, *provided* such gains or distributions are not effectively connected with a United States trade or business of such Non-U.S. Holder or, in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder has not been physically present in the United States for 183 days or more during the taxable year in which such gain is realized and certain other conditions are met.

Backup withholding and information reporting

U.S. backup withholding tax and information reporting requirements may apply to certain payments of principal of, interest on, and to proceeds of certain sales or redemption of, the Notes held by certain non-corporate U.S. Holders. A portion of any such payment on a Note may be withheld as a backup withholding against such U.S. Holder's potential U.S. federal income tax liability if such holder fails to furnish its correct taxpayer identification number or otherwise fails to establish an exemption. Non-U.S. Holders are generally exempt from the backup withholding

and information reporting rules but may be required to comply with certification and identification requirements in order to prove their exemption. Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against such holder's U.S. federal income tax liability, if any), provided the required information is furnished to the IRS.

The above summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences to a prospective investor of acquiring, owning and disposing of a Note. Each prospective investor should consult its own tax adviser with respect to the U.S. federal, state and local and foreign and other tax consequences of acquiring, holding and disposing of a Note.

European Union

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide the tax authorities of another Member State with details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF NOTES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP

The financial statements of the Company included in the Offering Circular are prepared and presented in accordance with Indonesian GAAP, which differ in certain material respects from U.S. GAAP.

A brief description of certain significant differences between Indonesian GAAP applicable to the Company and U.S. GAAP are summarized below. This summary should not be construed as being exhaustive. In making an investment decision, investors must rely upon their own examination of the Company, the terms of the offering and the Company's financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Indonesian GAAP and U.S. GAAP, and how these differences might affect the financial information contained herein. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or notes thereto. Further, no attempt has been made to identify future differences between Indonesian GAAP and U.S. GAAP as a result of proposed changes in accounting standards. Regulatory bodies that promulgate Indonesian GAAP and U.S. GAAP may have projects ongoing that could affect future comparisons such as this one. No attempt has been made to identify all future differences between Indonesian GAAP and U.S. GAAP that may affect the Company's financial information as a result of transactions or events that may occur in the future.

Revaluation of Property, Plant and Equipment

While Indonesian GAAP does not generally allow companies to recognize an increase in the value of property, plant and equipment that occurs subsequent to acquisition, an exception is provided for revaluations made in accordance with specific government regulations.

Under U.S. GAAP, property, plant and equipment are stated at cost less accumulated depreciation, subject to tests of impairment in accordance with SFAS 144, "Accounting for the Impairment or disposal of Long Lived Assets".

Foreign Exchange Differences on Property Under Construction

Under Indonesian GAAP, foreign exchange differences on loans used to finance property under construction are capitalized. Capitalization of foreign exchange differences cease when the construction is substantially completed and the property is ready for intended use.

Under U.S. GAAP, foreign exchange differences are charged to current operations.

Negative Goodwill

Under Indonesian GAAP, negative goodwill resulting from the value of assets acquired in an acquisition (after non-monetary assets have been adjusted to their fair value) in excess of the purchase consideration is treated as deferred income, which is amortized systematically to earnings over a period of not less than 20 years.

Under U.S. GAAP, negative goodwill arising from a business combination initiated after June 30, 2001 is allocated on a pro rata basis to all acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other non-current assets. Any excess remaining after those assets have been reduced to zero should be recognized as an extraordinary gain. Negative goodwill resulting from a business combination for which the acquisition date was before July 1, 2001 is written off and recognized as the effect of a change in accounting principle.

Capitalization of Interest on Property Under Construction

Under Indonesian GAAP, one of the criteria for capitalizing interest cost into a qualifying asset (i.e., property under construction) is that the interest should be attributable to the qualifying asset.

Under U.S. GAAP, the borrowing need not be directly linked to the construction of a qualifying asset. Interest cost can be capitalized on a qualifying asset based upon the company's overall effective interest rate and the average balance of a qualifying asset for the period.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

Under Indonesian GAAP, companies are required to make a formal assessment of the recoverable amount of assets if indications of impairment (e.g., obsolescence, physical damage, significant changes with adverse effect on the companies in the environment in which they operate or in the market in which the asset is dedicated, etc.) have occurred. When such indications exist, a company determines the estimated recoverable amount of the asset or the cash-generating unit to which it belongs, which is the higher of the net selling price (e.g., price in a binding sales agreement or the market price less cost of disposal) or value in use (i.e., discounted estimated future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal). An impairment loss is recognized for the excess of the carrying amount of the asset or the cash-generating unit to which it belongs over the estimated recoverable amount.

Under U.S. GAAP and the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", it is required that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

In assessing the recoverability, the entity estimates the future cash flows under U.S. GAAP, undiscounted and without interest charges, expected to result from the use of the asset and its eventual disposal. If the sum of such expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized; otherwise it is not.

SFAS No. 121 also requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. Among other matters, SFAS No. 144 addresses certain implementation issues related to SFAS No. 121.

Land Rights

In Indonesia, the title of land rests with the state under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. Land rights generally are freely tradable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, the cost of ownership rights are not amortized unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the right is remote.

Under U.S. GAAP, the cost of acquired land rights is amortized over the period the holder is expected to retain the landrights.

Inventory

Under Indonesian GAAP, inventories are stated at cost or net realizable value, whichever is lower. Net realizable value is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

U.S. GAAP normally requires the use of historical cost, but a departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its costs.

Where there is evidence that the utility of the goods, in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at the current market value, except that:

- ➢ Market should not exceed the net realizable value (i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal); and
- ➢ Market should not be less than net realizable value reduced by an allowance for an approximately normal profit margin.

Under U.S. GAAP, a write-down of inventory to the lower of cost or market value creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Employee Benefits

The Company follows International Accounting Standard (IAS) No. 19 in accounting for the transitional liability arising from the introduction of employee benefit programs. IAS 19 allows the recognition of such transitional liability as an expense on a straight-line basis over a period of not more than 5 years. There is also no specific requirement to recognize minimum liability.

Under U.S. GAAP, unrecognized prior service cost is amortized by assigning an equal amount to each future period of service of each employee. Minimum liability is recognized when the accumulated benefit obligation exceeds the fair value of plan assets.

Deferred Tax on Excess of Financial Reporting Basis Over Tax Basis of Investment in Subsidiaries

Under Indonesian GAAP, deferred tax liabilities are not recognized for the excess of the parent's carrying amount of its investment in a domestic subsidiary over the tax basis of such investment if the parent company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Under U.S. GAAP, the excess of the parent's carrying amount of its investment in a domestic subsidiary over the tax basis of such investment is a temporary difference. However, if the tax law provides a means by which the investment can be recovered tax-free and the parent ultimately plans to utilize such means to recover its investment, no deferred tax is recognized on the temporary difference.

Amortization and Depreciation of Oil and Gas Properties

Under Indonesian GAAP, statement of Financial Accounting Standard (PSAK) No. 29 states that under the successful efforts method, amortization of proved reserve costs is calculated per asset or per reserves. However, this PSAK does not discuss how the amortization or depreciation rate is computed. The Company and subsidiaries engaged in the oil and gas industry depreciate and amortize the capitalized cost of oil and gas properties, except unoperated acreage (acquisition costs of blocks for which proved reserves have not yet been determined), with proved reserves based on the unit of production method. Depreciation and amortization of the oil and gas properties except unoperated acreage, with proved reserve is calculated by dividing gross production by gross proved reserves.

Under U.S. GAAP, capitalized costs of exploratory well and exploratory-type stratigraphic test wells that have found proved reserves and capitalized development costs is amortized (depreciated) by the units of production method and the unit cost is computed on the basis of the total estimated units of the proved developed reserves. If significant development costs are incurred in connection with a planned group of development wells before all of the planned wells have been drilled, it will be necessary to exclude a portion of those development costs in determining the unit-of-production amortization rate until the additional development wells are drilled. Similarly, it will be necessary to exclude, in computing the amortization rate, those proved developed reserves that will be produced only after significant additional development costs are incurred. Acquisition costs of proved properties is amortized on the basis of all proved reserves.

Notes Payable Issuance Costs

Under Indonesian GAAP, notes payable issuance costs are deducted directly from the proceeds of the related notes payable to determine the net proceeds. The difference between the net proceeds and face value of the notes represents a discount, which is amortized using the straight-line method over the term of the notes. The related notes payable are presented in the balance sheet at face value, net of unamortized issuance costs.

Under U.S. GAAP, such issuance costs would generally be separately presented as deferred charges on the balance sheet, to be amortized using the effective interest method over the term of the notes.

Intangible Assets

Under Indonesian GAAP, intangible assets are amortized on a straight-line basis over a period not exceeding 20 years.

Under U.S. GAAP, effective from December 15, 2001, intangible assets with indefinite useful lives are not amortized but rather tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts (a two step process). Intangible assets with finite useful lives will continue to be amortized over their useful lives and are required to be reviewed and assessed for impairment under SFAS No. 144.

Economic Dependency

Under the Indonesian accounting practice, companies are required to disclose sources of revenues and purchases which individually represent 10% or more of total revenues and purchases for the years presented.

Under U.S. GAAP, disclosure of economic dependency on one or more parties, as appropriate, including such parties as sole/major customer, supplier, franchiser, distributor, general agent, customer or lender is required.

Segment Information

Under Indonesian GAAP, segment information is prepared and reported using the accounting policies adopted for preparing and presenting the consolidated financial statements. The primary format in reporting segment information is based on business segments, while secondary segment information is based on geographical segments. Under Indonesian GAAP, a business segment is a distinguishable component of an enterprise that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments.

Under U.S. GAAP and SFAS 131, a public business enterprise is required to present segment information based on operating segments. Several operating segments may, provided aggregation criteria are met, be aggregated to reportable segments for which the required information is disclosed. Disclosure is based on the management's approach for reporting segments information to the company's chief operating decision-makers.

Classification

Under Indonesian GAAP, there is no specific rule on account presentation on the statement of income between operating expense and non-operating expense items such as gain on sale of property and equipment and provisions for doubtful non-trade receivables. The Company presents these items as other income or expenses.

Under U.S. GAAP, the presentation of items such as provisions for doubtful non-trade receivables and gains or losses on the sale of property and equipment, restructuring expenses, impairment loss of fixed assets and earthquake losses are generally recorded under income from continuing operations, not as non-operating expenses.

Supplementary Disclosures

Under U.S. GAAP, publicly traded enterprises with significant oil and gas activities, when presenting a complete set of annual financial statements, are to disclose the following as supplementary information, but not as a part of the basic financial statements:

a. Proved oil and gas reserve quantities

b. Capitalized costs relating to oil and gas producing activities

c. Costs incurred in oil and gas property acquisition, exploration, and development activities

d. Results of operations for oil and gas producing activities; and

e. A standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities.

It is an accounting practice in Indonesia to disclose as part of the financial statements of companies with significant oil and gas activities, "Proved developed, undeveloped, and probable oil and gas reserve quantities" and "Capitalized costs relating to oil and gas producing activities".

Disclosure of New Accounting Pronouncements

It is an accounting practice for companies in Indonesia to disclose the impact that recently issued accounting standards will have on their financial statements when adopted in the future.

U.S. GAAP requires disclosure of the impact that recently issued accounting standards will have on the financial statements when adopted in the future.

Comprehensive Income

Under Indonesian GAAP, there is no requirement to present comprehensive income.

Under U.S. GAAP, comprehensive income and its components (revenues, expenses, gains and losses) must be presented in a full set of financial statements. Comprehensive income includes all changes in shareholders' equity during a period, except changes resulting from investments by or distributions to owners, including certain items not included in the current results of operations.

Extraordinary Items

Under Indonesian GAAP, amounts related to gains on early redemption of notes payable would be reported as extraordinary gain, net of tax.

Under U.S. GAAP, amounts related to gains on redemption of notes payable are not considered as extraordinary, and are reported as part of the determination of income before income tax.

Cash Flows

Under Indonesian GAAP, companies which present their cash flows using the direct method are not required to present a reconciliation of net income to net cash flow from operating activities.

Under U.S. GAAP, companies which present their cash flows using the direct method are required to present, in a separate schedule, a reconciliation of the net income to cash flows from operating activities. Such reconciliation should show the (a) effects of all deferrals of past operating cash receipts and payments, such as changes during the period in inventory, deferred income, and the like, and all accruals of expected future operating cash receipts and payments such as changes during the period in receivables and payables, and (b) the effects of all items whose cash effects are investing or financing cash flows, such as depreciation, amortization of goodwill, and gains or losses on sales of property, plant, and equipment and discontinued operations (which relate to investing activities), and gains or losses on extinguishment of debt (which is a financing activity).

LEGAL MATTERS

Certain legal matters in connection with the issue and sale of the Notes offered hereby will be passed upon for the Issuer and the Guarantor by Clifford Chance Wong Pte Ltd with respect to English and U.S. law, by Juristconsult Chambers with respect to Mauritian law and by Ery Yunasri & Partners and Mochtar, Karuwin & Komar with respect to Indonesian law. The validity of the Notes will be passed upon for the Joint Lead Managers by Freshfields Drew & Napier. In rendering such opinions, Clifford Chance Wong Pte Ltd and Freshfields Drew & Napier may rely upon the opinion of Juristconsult Chambers with respect to certain matters of Mauritian law and the opinions of Ery Yunasri & Partners and Mochtar, Karuwin & Komar with respect to certain matters of Indonesian law.

INDEPENDENT AUDITORS' REPORT

The consolidated financial statements of the Company as of and for the years ended December 31, 2000, 2001 and 2002 included in this Offering Circular have been audited by Hans Tuanakotta & Mustofa (member firm of Deloitte Touche Tohmatsu), Indonesia, as stated in their report appearing herein.

EXPERTS

The reserve certifications of Gaffney, Cline & Associates (Consultants) Pte Ltd, independent petroleum engineering consultants, a copy of which appears elsewhere in this Offering Circular, has been included in this Offering Circular in reliance on the authority of such firm as experts in estimating proved and probable oil and gas reserves. Gaffney, Cline & Associates (Consultants) Pte Ltd has given and not withdrawn its written consent to the issue of this Offering Circular with the inclusion in it of its reserve certifications in the form and context in which they are included.

RATINGS

The Notes have been rated "B3" by Moody's and "B+" by Standard & Poor's. The credit ratings accorded the Notes are not a recommendation to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period or that the ratings will not be revised by the rating agencies in the future if, in their judgment, circumstances so warrant.

GENERAL INFORMATION

Consents

The creation and issue of the Notes has been authorized by resolutions of the Board of Directors and the Board of Commissioners of the Issuer dated March 11, 2003. The giving of the Guarantee has been authorized by a resolution of the Board of Directors of the Guarantor dated March 11, 2003.

Litigation

Save as disclosed in this Offering Circular, there are no legal or arbitration proceedings against or affecting the Issuer, the Guarantor, any of its subsidiaries or any of their respective assets, nor is the Issuer or the Guarantor aware of any pending or threatened proceedings, which are or might be material in the context of the issue of the Notes.

No Material Adverse Change

There has been no adverse change, or any development reasonably likely to involve an adverse change, in the condition (financial or otherwise) or general affairs of the Issuer or the Guarantor since December 31, 2002 that is material in the context of the issue of the Notes.

Documents Available

For so long as any of the Notes are outstanding, copies of the following documents may be inspected during normal business hours at the Specified Office of each Paying Agent (other than a Paying Agent in Singapore):

(1) the Agency Agreement; and

(2) the Trust Deed.

For so long as any of the Notes are outstanding, copies of the following documents (together with English translations thereof) may be obtained during normal business hours at the Specified Office of each Paying Agent (other than a Paying Agent in Singapore):

(1) the audited financial statements of the Issuer for the last two financial years, if any;

(2) the audited consolidated financial statements of the Guarantor for the last two financial years; and

(3) the unaudited consolidated financial statements of the Guarantor for each quarter ended March 31, June 30 and September 30.

Clearing System and Settlement

The Notes have been accepted for clearance through Clearstream, Euroclear and DTC. The ISIN and common code for Notes represented by a Regulation S Global Note are • and •. The ISIN and CUSIP number for the Notes represented by a Rule 144A Global Note are • and •, respectively. The Issuer has applied for the Notes to be designated for trading on the PORTAL Market of the National Association of Securities Dealers, Inc.

Non-confidentiality

No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the U.S. federal tax aspects of the transactions described herein, and the Issuer and its affiliates authorize each of the Noteholders (and each employee, representative, or other agent of any Noteholder) to disclose to any and all persons, without limitation of any kind, the U.S. federal tax treatment and the tax structure of the transactions and all materials of any kind (including opinions or other U.S. tax analyses) that are provided to Noteholders relating to such tax treatment and tax structure.

GLOSSARY

Certain Defined Terms

"Amerada Hess"	means Amerada Hess (Indonesia-Lematang) Limited.
"Apexindo"	means PT Apexindo Pratama Duta Tbk.
"BAPEPAM"	means Badan Pengawas Pasar Modal (or Capital Market Supervisory Agency).
"Bonham"	means Bonham (Lematang) Limited.
"BP"	means British Petroleum.
"BPMigas"	means Badan Pelaksana Kegiatan Usaha Hulu Minyak Dan Gas Bumi, the non-profit Government-owned operating board that is succeeding to Pertamina's role as regulator of upstream oil and gas activities under the New Oil and Gas Law.
"Company"	means Medco Energi and its consolidated subsidiaries.
"Commission"	means the U.S. Securities and Exchange Commission.
"Conditions"	means the terms and conditions in respect of the Notes.
"ConocoPhillips"	means ConocoPhillips Indonesia.
"Coparex"	means Copare Lematang BV.
"Energy Equity"	means Energy Equity (Lematang) Limited.
"Enim Oil"	means Enim Oil Company.
"EPI"	means PT Exspan Petrogas Intranusa, a subsidiary of Medco Energi.
"Exspan Nusantara"	means PT Exspan Nusantara, formerly PT Exspan Sumatera, formerly PT Stanvac Indonesia, a subsidiary of Medco Energi.
"Extension/Kampar PSC"	is the production sharing contract between Pertamina and Exspan Nusantara dated July 6, 1989, as may be amended from time to time.
"fob"	means free on board.
"Falcon Oil"	means Falcon Oil Pte. Ltd.
"FSO"	means floating storage and offloading vessel.
"GCA"	means Gaffney, Cline & Associates (Consultants) Pte Ltd.
"GCA Report"	means the reserve certification of Gaffney, Cline & Associates (Consultants) Pte Ltd included elsewhere in this Offering Circular.
"Government"	means the Government of Indonesia.
"Guarantor"	means Medco Energi.
"Indonesia"	means the Republic of Indonesia.
"Indonesian GAAP"	means generally accepted accounting principles in Indonesia.
"Lematang PSC"	is the production sharing contract between Pertamina and Enim Oil Company Ltd dated April 6, 1987, as may be amended from time to time.
"Marathon"	means Marathon International Petroleum Ltd.

"MMB"	means PT Medco Methanol Bunyu, a subsidiary of Medco Energi.
"Medco Energi.	means PT Medco Energi Internasional Tbk.
"Medco Lematang"	means Medco Lematang Ltd., formerly Petroleum Development Associates (South Sumatra) Limited, a subsidiary of Medco Energi.
"Medco Madura"	means Medco Madura Pty Limited, a subsidiary of Medco Energi.
"Medco Simenggaris".	means Medco Simenggaris Petroleum Pty Ltd., a subsidiary of Medco Energi.
"Mitsui".	means Mitsui Oil Exploration Co. Ltd.
"Novus".	means Novus Lematang Company.
"OPEC"	means the Organization of Petroleum Exporting Countries.
"Pertamina"	means Perusahaan Pertambangan Minyak Dan Gas Bumi Negara, the Indonesian state-owned oil and gas company.
"PetroChina"	means PetroChina Company Limited.
"PGN"	means PT Perusahaan Gas Negara Indonesia.
"PLN"	means PT PLN (Persero).
"PMA Companies"	means foreign capital investment (Penanaman Modal Asing) companies established under the Foreign Investment Law of Indonesia.
"PTT"	means PTT Public Company Limited.
"PTTEP"	means PTT Exploration and Production Public Company Limited, a subsidiary of PTT.
"PTTEPO".	means PTTEP Offshore Investment Company Limited, a subsidiary of PTTEP.
"Rimau PSC".	is the production sharing contract between Pertamina and Exspan Nusantara dated April 23, 1973, as may be amended from time to time, and the renewal and extension production sharing contract between Pertamina and Exspan Airsenda Inc. and Exspan Airlimau Inc. dated November 23, 2001, as may be amended from time to time.
"Rp." or "Rupiah"	means Indonesian rupiah.
"Sanga-Sanga TAC".	is the technical assistance contract between Pertamina and Tesoro Indonesia Petroleum Company dated March 13, 1989, as may be amended from time to time.
"Shareholders Agreement"	means the agreement dated December 12, 2001 between Encore Int'l Limited, Cumin Limited, PTTEP Offshore Investment Company Limited, New Links Energy Resources Limited, Credit Suisse First Boston (Hong Kong) Limited, PTT Exploration and Production Public Company Limited and PT Medco Duta.
"Tarakan PSC".	is the production sharing contract between Pertamina and Tesoro Tarakan Petroleum Company dated January 14, 1982, as may be amended from time to time, and the renewal and extension production sharing contract between Pertamina and PT Exspan Tarakan dated December 7, 2001, as may be amended from time to time.

"Tesoro Tarakan"	means Tesoro Tarakan Petroleum Company.
"U.S."	means the United States of America.
"US$"	means United States dollars.
"United States"	means the United States of America.
"United States person"	means an individual who is a citizen or resident of the United States, a partnership, corporation or other entity organized in or under the laws of the United States or any state thereof, an estate that is subject to United States federal income taxation without regard to the source of income, or a trust that is subject to the supervision of a court within the United States and the control of a United States fiduciary.
"Unocal"	means Unocal Corporation.

Oil and Gas Terms

"contract area"	means a specified geographic area that is the subject of a production sharing arrangement pursuant to which an operator and its partners provide financing and technical expertise to conduct exploration, development and production operations.
"delineation well" or "appraisal well"	means a well drilled in a newly discovered or known discovery to gain further information.
"development well"	means a well that is drilled to exploit the hydrocarbon accumulation defined by an appraisal or delineation well.
"DME"	means dimethyl-ether, a liquefied fuel derived from natural gas.
"DMO"	means domestic market obligation.
"dry well" or "dry hole"	is an exploratory, development or appraisal well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
"exploration well" or "wild cat well"	means a well that is designed to test the validity of a seismic interpretation and to confirm the presence of hydrocarbons in an undrilled formation.
"FTP"	means first tranche petroleum.
"gross production"	represents the sum of the oil and gas production from each of the Company's blocks multiplied by the effective interest in such block.
"gross reserves"	represents reserves attributable to the Company's effective interest prior to deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement.
"ICP-SLC"	means the Indonesian Crude Price-Sumatra Light Crude/Minas, a reference price calculated using a formula determined by the Government.
"Indonesian participant"	means an Indonesian entity which must be offered a certain specified percentage undivided interest in the total rights and obligations under a production sharing arrangement.

"JOB" .... means joint operating body.

"LNG"...................... means liquefied natural gas.

"LPG" .... means liquefied petroleum gas.

"lifting cost" or "production cost" means, for a given period, cost incurred to operate and maintain wells and related equipment and facilities.

"Net production" or "net entitlement" .... represents the Company's share of gross production after deducting the share payable to the Government pursuant to the terms of the relevant production sharing arrangement.

"Net reserves" .... represents reserves attributable to the Company's effective interest, after deduction of Government take payable to the Government as owner of the reserves under the applicable contractual arrangement.

"Proved reserves" .... represents those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and Government regulations.

"Proved plus probable reserves"... are proved reserves plus those reserves that are unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable.

"PSC" .... means production sharing contract.

"TAC" .... means technical assistance contract.

Units of Measurement

"Bbls" .... means barrels.

"Bbls/d".................... means barrels per day.

"Bcf"...................... means billion cubic feet.

"BOE"...................... means barrels of oil equivalent; natural gas is converted to BOE using the ratio of one Bbl of crude oil to 5.85 Mcf of natural gas.

"BTU"...................... means British Thermal Unit, the standard measure of the heating value of natural gas.

"MBbls/d" .... means thousand barrels per day.

"Mcf" .... means thousand cubic feet.

"MMBbls".................. means million barrels.

"MMBbls/d" .... means million barrels per day.

"MMBOE".................. means million barrels of oil equivalent.

"MMBTU".................. means million BTU.

"MMcf" .... means million cubic feet.

"MMcf/d" .... means million cubic feet per day.

"MT"....................... means metric tonne.

"MW" .... means megawatts.

"Tcf"....................... means trillion cubic feet.

RESERVE CERTIFICATIONS OF
GAFFNEY, CLINE & ASSOCIATES (CONSULTANTS) PTE LTD

GCA Gaffney, Cline & Associates (Consultants) Pte Ltd
Technical and Management Advisers to the Petroleum Industry Internationally Since 1962

Principals:
William B. Cline
Peter D. Gaffney

Registered No. 01453/1987-N

80 Anson Road
#31-01C IBM Towers
Singapore 079907

Telephone: +65 6225 6951
Facsimile: +65 6224 0842
email:gcas@gaffney-cline.com
www.gaffney-cline.com

PLL/jcl/0062/2003/KK52603 **23rd April, 2003**

PT Exspan Nusantara
Bidakara Office Building 16th Floor,
Jl. Jend. Gatot Subroto Kav. 71-73,
Pancoran, Jakarta 12870,
Indonesia.

CRUDE OIL AND NATURAL GAS PROVED RESERVE CERTIFICATION
PT Exspan Nusantara Indonesian Properties
As of January 1, 2000-2003

Gentlemen:

Gaffney, Cline & Associates (GCA) was retained by PT Exspan Nusantara (the "Company") to perform independent audits of hydrocarbon reserve volumes attributable to the Company's Indonesian oil and gas assets located in Sumatra, Kalimantan and Sulawesi as of January 1 of years 2000, 2001, 2002 and 2003. Company's assets in Sumatra include the Rimau Block, South Sumatera Extension Block and Kampar Block Production-Sharing Contract (PSC) areas. In Kalimantan, Company's assets include the East Kalimantan Technical Assistance Contract (TAC) area and the Tarakan PSC. The Senoro-Toili PSC/JOB asset is located on the island of Sulawesi.

It is GCA's considered opinion that the estimates of remaining recoverable oil, condensate and natural gas reserve volumes as of January 1, 2000-2003, presented in Tables 1-9 are, in aggregate, reasonable and were prepared in accordance with Rule 4-10 of the United States Securities and Exchange Commission using generally accepted petroleum engineering principles. The definitions applicable to the Proved reserve categories and sub-classifications recognized in the conduct of these examinations correspond to Rule 4-10 of the Securities and Exchange Commission Regulation S-X, which can be found as **Attachment I** to this document.

Table 1 summarizes the remaining Proved reserves for the Company's Indonesian oil and gas assets as of January 1, 2003 on a "gross working interest" volume basis. As the Company has no gas contract for its Senoro-Toili PSC/JOB there are no proved reserves attributable to this asset and it is not included in the tables below. Tables 2, 3 and 4 summarize proved gross working interest reserves as of January 1, 2002, January 1, 2001 and January 1, 2000, respectively. In these tables, oil and condensate volumes are reported in thousands of stock tank barrels (Mbbl). Natural gas volumes represent expected sales, after deductions for plant fuel and shrinkage, and are reported in millions of standard cubic feet (MMscf). All volumes include the Indonesian government share of production that is applicable under the terms of both PSC and TAC contracts with Pertamina, the Indonesian state oil company.

Table 1
Remaining Proved Hydrocarbon Reserve Volumes
As of January 1, 2003
Company's Gross Working Interest

	Oil and Condensate			Gas		
License (Working Interest) Field	Proved Developed (Mbbl)	Proved Undeveloped (Mbbl)	Total Proved (Mbbl)	Proved Developed (MMscf)	Proved Undeveloped (MMscf)	Total Proved (MMscf)
Rimau Block PSC (100%)	**105,240**	**920**	**106,160**			
Kaji (Baturaja, Talang Akar)	48,008		48,008			
Semoga (Baturaja, Talang Akar)	55,467		55,467			
Kaji (Telisa)	1,380	920	2,300			
Semoga (Telisa)	9		9			
Rimau Small Fields	376		376			
South Sumatera Extension Block PSC (99.9998%)	**7,971**	**14,000**	**21,971**	**60,955**		**60,955**
Gunung Kembang	1,534		1,534	38,296		38,296
Jene	3,234		3,234			
Soka (Sequence 10 Oil Zone)	3,116		3,116			
Matra		14,000	14,000			
South Sumatera Small Fields	87		87	22,659		22,659
Kampar Block PSC (99.9998%)	**3,779**		**3,779**			
East Kayuara	1,585		1,585			
Parum	276		276			
Kampar Small Fields	1,918		1,918			
East Kalimantan TAC (95.93%)	**12,940**	**884**	**13,824**	**1,892**	**18,534**	**20,426**
Louise	1,550		1,550			
Muara	298		298		1,803	1,803
North Kutai Lama	7,600	884	8,484	1,892	16,731	18,623
Tanjung Una	340		340			
Pamusian	1,039		1,039			
East Kalimantan Small Fields	2,113		2,113			
Tarakan PSC (95.93%)	**1,079**		**1,079**	**25,129**	**17,447**	**42,576**
Mamburungan	1,079		1,079	25,129		25,129
Tarakan Small Fields					17,447	17,447
Total	**131,009**	**15,804**	**146,813**	**87,976**	**35,981**	**123,957**

Table 2
Remaining Proved Hydrocarbon Reserve Volumes
As of January 1, 2002
Company's Gross Working Interest

	Oil and Condensate			Gas		
License (Working Interest) Field	Proved Developed (Mbbl)	Proved Undeveloped (Mbbl)	Total Proved (Mbbl)	Proved Developed (MMscf)	Proved Undeveloped (MMscf)	Total Proved (MMscf)
Rimau Block PSC (100%)	**118,953**	**1,050**	**120,003**			
Kaji (Baturaja, Talang Akar)	51,047		51,047			
Semoga (Baturaja, Talang Akar)	67,512		67,512			
Kaji (Telisa)		1,050	1,050			
Rimau Small Fields	394		394			
South Sumatera Extension Block PSC (99.9998%)	**5,195**	**15,174**	**20,369**	**49,275**		**49,275**
Gunung Kembang	1,635		1,635	5,913		5,913
Jene	3,369		3,369			
Soka (Sequence 10 Oil Zone)		1,174	1,174			
Matra		14,000	14,000			
South Sumatera Small Fields	191		191	43,362		43,362
Kampar Block PSC (99.9998%)	**4,362**		**4,362**			
East Kayuara	1,692		1,692			
Parum	398		398			
Kampar Small Fields	2,272		2,272			
East Kalimantan TAC (95.93%)	**13,671**		**13,671**	**773**	**20,999**	**21,772**
Louise	1,715		1,715		545	545
Muara	509		509		2,125	2,125
North Kutai Lama	7,175		7,175	773	18,329	19,102
Tanjung Una	303		303			
Pamusian	1,836		1,836			
East Kalimantan Small Fields	2,133		2,133			
Tarakan PSC (95.93%)	**1,488**		**1,488**	**30,607**		**30,607**
Mamburungan	1,488		1,488	30,607		30,607
Tarakan Small Fields						
Total	**143,669**	**16,224**	**159,893**	**80,655**	**20,999**	**101,654**

Table 3
Remaining Proved Hydrocarbon Reserve Volumes
As of January 1, 2001
Company's Gross Working Interest

	Oil and Condensate			Gas		
License (Working Interest) Field	Proved Developed (Mbbl)	Proved Undeveloped (Mbbl)	Total Proved (Mbbl)	Proved Developed (MMscf)	Proved Undeveloped (MMscf)	Total Proved (MMscf)
Rimau Block PSC (100%)	**152,076**	**1,050**	**153,126**			
Kaji (Baturaja, Talang Akar)	64,671		64,671			
Kaji (Telisa)		1,050	1,050			
Semoga	85,013		85,013			
Rimau Small Fields	2,392		2,392			
South Sumatera Extension Block PSC (99.9998%)	**4,443**	**1,174**	**5,617**	**65,700**		**65,700**
Gunung Kembang	1,552		1,552	18,396		18,396
Jene	2,645		2,645			
Soka (Sequence 10 Oil Zone)		1,174	1,174			
South Sumatera Small Fields	246		246	47,304		47,304
Kampar Block PSC (99.9998%)	**5,248**		**5,248**			
East Kayuara	2,142		2,142			
Parum	430		430			
Kampar Small Fields	2,676		2,676			
East Kalimantan TAC (95.93%)	**14,098**		**14,098**	**2,565**	**24,862**	**27,427**
Louise	2,049		2,049		3,376	3,376
Muara	657		657		2,125	2,125
North Kutai Lama	5,270		5,270	2,565	19,361	21,926
Tanjung Una	309		309			
Pamusian	2,258		2,258			
East Kalimantan Small Fields	3,555		3,555			
Tarakan PSC (95.93%)	**1,373**		**1,373**	**44,118**		**44,118**
Mamburungan	1,373		1,373	36,916		36,916
Tarakan Small Fields				7,202		7,202
Total	**177,238**	**2,224**	**179,462**	**112,383**	**24,862**	**137,245**

Table 4
Remaining Proved Hydrocarbon Reserve Volumes
As of January 1, 2000
Company's Gross Working Interest

	Oil and Condensate			Gas		
License (Working Interest) Field	Proved Developed (Mbbl)	Proved Undeveloped (Mbbl)	Total Proved (Mbbl)	Proved Developed (MMscf)	Proved Undeveloped (MMscf)	Total Proved (MMscf)
Rimau Block PSC (100%)	**160,439**		**160,439**			
Kaji	70,720		70,720			
Semoga	87,238		87,238			
Rimau Small Fields	2,481		2,481			
South Sumatera Extension Block PSC (99.9998%)	**3,737**		**3,737**	**82,125**		**82,125**
Gunung Kembang	985		985	82,125		82,125
Jene	2,324		2,324			
South Sumatera Small Fields	428		428			
Kampar Block PSC (99.9998%)	**5,858**		**5,858**			
East Kayuara	2,526		2,526			
Parum	576		576			
Kampar Small Fields	2,756		2,756			
East Kalimantan TAC (95.93%)	**10,174**		**10,174**	**4,263**	**28,379**	**32,642**
Louise	2,302		2,302		3,416	3,416
Muara	744		744		2,125	2,125
North Kutai Lama	2,125		2,125	4,263	22,838	27,101
Tanjung Una	397		397			
Pamusian	1,618		1,618			
East Kalimantan Small Fields	2,988		2,988			
Tarakan PSC (95.93%)	**518**		**518**	**51,472**		**51,472**
Mamburungan	518		518	42,032		42,032
Tarakan Small Fields				9,440		9,440
Total	**180,726**		**180,726**	**137,860**	**28,379**	**166,239**

The Company's effective working interest is 100% in the Rimau PSC, 99.9998% in the Kampar and South Sumatera Extension Block PSCs, 95.93% in the East Kalimantan TAC and Tarakan PSC, and 50% in the Senoro-Toili PSC/JOB.

Economic models were constructed based on terms of the applicable PSC or TAC at the time of reporting in order to calculate the Company's net revenue interest reserves. In the case of the Rimau Block, terms are governed by the original PSC signed April 23, 1973, as amended October 11, 1980, and further amended January 23, 1998. The Rimau contract has been extended for a 20-year period beginning April 23, 2003. The Tarakan PSC (including special terms for the Mamburungan oil field) was signed in January 1982 for a 20-year period expiring in January 2002. The PSC has now been extended for a 20-year period expiring January 2022, but under standard Indonesian PSC terms which eliminate the special treatment of the Mamburungan field. The Kampar and South Sumatera Extension Block PSC was signed in November 1983 and expires in November 2013. The East Kalimantan TAC was signed October 1988 and expires in October 2008.

In some cases, the production profiles for an area were anticipated to extend beyond the contract expiration date. However, in the economic models the expiry of all contracts was honored, and thus, the calculated net revenue interest reserves do not include any volumes produced after these expiry dates. Therefore, net reserves as of January 1, 2000 and 2001 for the Rimau block honored the then-current PSC expiration in year 2003, whereas the January 1, 2002 and 2003 net reserves honor the extension of the PSC until 2023. As of January 1, 2003, gross working interest reserves of 3.77 million barrels oil in the East Kalimantan TAC are the only reserves reported which are anticipated to be produced beyond current contract expiration.

The economic tests for the January 1, 2003, January 1, 2002, January 1, 2001 and January 1, 2000 remaining Total Proved recoverable reserve volumes incorporated oil and gas sales pricing levels based on those prevailing as at December 31, 2002, December 31, 2001, December 31, 2000 and December 31, 1999, respectively. Oil and gas sales prices were supplied by the Company. Future capital costs were derived from development program forecasts prepared by the Company for each production unit and corresponding recent historical unit cost data. The recent and historical cost data for each relevant production unit were utilized as the basis for operating cost projections. Oil and gas prices were not escalated throughout the evaluations. Company's net reserve volumes were derived by converting calculated net revenues accruing to the Company under the terms of the relevant PSC or TAC into barrels of oil or thousands of cubic feet of natural gas utilizing the corresponding yearend oil or gas pricing.

Tables 5, 6, 7, and 8 summarize the remaining Proved reserves of the Company's Indonesian oil and gas assets as of January 1, 2003, January 1, 2002, January 1, 2001 and January 1, 2000 net to the revenue interests of the Company. The Company's net revenue interest volumes reported in Tables 5-8 represent those amounts that are determined to be attributable to the Company's net economic interest, after the deduction of amounts attributable to third parties (Indonesian government, Pertamina and other working interest partners), which is consistent with international reserve reporting practices, and is in accordance with the oil and gas reserve disclosure provisions of the Financial Accounting Standards Board - FAS No. 69 Statement of Standards as of June 1, 1998, Vol. 1, Paragraphs 10 and 14(a). In these tables, oil and condensate volumes are reported in thousands of stock tank barrels (Mbbl). Natural gas volumes represent expected sales, after deductions for plant fuel and shrinkage, and are reported in millions of standard cubic feet (MMscf). All volumes exclude the Indonesian government share of production that is applicable under the terms of both PSC and TAC contracts with Pertamina, the Indonesian state oil company.

Table 5
Remaining Net Proved Hydrocarbon Reserve Volumes
As of January 1, 2003
Company's Net Revenue Interest

	Net Oil and Condensate			Net Gas		
	Proved Developed (Mbbl)	Proved Undeveloped (Mbbl)	Total Proved (Mbbl)	Proved Developed (MMscf)	Proved Undeveloped (MMscf)	Total Proved (MMscf)
Rimau Block PSC	**30,215**	**264**	**30,479**			
Kaji (Baturaja, Talang Akar)	13,783		13,783			
Semoga (Baturaja, Talang Akar)	15,925		15,925			
Kaji (Telisa)	396	264	660			
Semoga (Telisa)	3		3			
Rimau Small Fields	108		108			
South Sumatera Extension Block PSC	**3,332**	**5,854**	**9,186**	**41,108**		**41,108**
Gunung Kembang	641		641	25,827		25,827
Jene	1,352		1,352			
Soka (Sequence 10 Oil Zone)	1,303		1,303			
Matra		5,854	5,854			
South Sumatera Small Fields	36		36	15,281		15,281
Kampar Block PSC	**1,580**		**1,580**			
East Kayuara	663		663			
Parum	115		115			
Kampar Small Fields	802		802			
East Kalimantan TAC	**5,270**	**465**	**5,735**	**1,467**	**14,381**	**15,848**
Louise	884		884			
Muara	170		170		1,399	1,399
North Kutai Lama	2,559	465	3,024	1,467	12,982	14,449
Tanjung Una	194		194			
Pamusian	593		593			
East Kalimantan Small Fields	870		870			
Tarakan PSC	**403**		**403**	**14,904**	**10,348**	**25,252**
Mamburungan	403		403	14,904		14,904
Tarakan Small Fields					10,348	10,348
Total PT Exspan Nusantara	**40,800**	**6,583**	**47,383**	**57,479**	**24,729**	**82,208**

Table 6
Remaining Net Proved Hydrocarbon Reserve Volumes
As of January 1, 2002
Company's Net Revenue Interest

	Net Oil and Condensate			Net Gas		
	Proved Developed (Mbbl)	Proved Undeveloped (Mbbl)	Total Proved (Mbbl)	Proved Developed (MMscf)	Proved Undeveloped (MMscf)	Total Proved (MMscf)
Rimau Block PSC	**53,782**	**475**	**54,257**			
Kaji (Baturaja, Talang Akar)	23,080		23,080			
Semoga (Baturaja, Talang Akar)	30,524		30,524			
Kaji (Telisa)		475	475			
Rimau Small Fields	178		178			
South Sumatera Extension Block PSC	**3,189**	**9,313**	**12,502**	**28,446**		**28,446**
Gunung Kembang	1,004		1,004	3,413		3,413
Jene	2,068		2,068			
Soka (Sequence 10 Oil Zone)		721	721			
Matra		8,592	8,592			
South Sumatera Small Fields	117		117	25,033		25,033
Kampar Block PSC	**2,678**		**2,678**			
East Kayuara	1,039		1,039			
Parum	244		244			
Kampar Small Fields	1,395		1,395			
East Kalimantan TAC	**6,338**		**6,338**	**616**	**16,732**	**17,348**
Louise	1,001		1,001		434	434
Muara	297		297		1,693	1,693
North Kutai Lama	2,713		2,713	616	14,605	15,221
Tanjung Una	178		178			
Pamusian	1,072		1,072			
East Kalimantan Small Fields	1,077		1,077			
Tarakan PSC	**632**		**632**	**17,529**		**17,529**
Mamburungan	632		632	17,529		17,529
Tarakan Small Fields						
Total PT Exspan Nusantara	**66,619**	**9,788**	**76,407**	**46,591**	**16,732**	**63,323**

Table 7
Remaining Net Proved Hydrocarbon Reserve Volumes
As of January 1, 2001
Company's Net Revenue Interest

	Net Oil and Condensate			Net Gas		
	Proved Developed (Mbbl)	Proved Undeveloped (Mbbl)	Total Proved (Mbbl)	Proved Developed (MMscf)	Proved Undeveloped (MMscf)	Total Proved (MMscf)
Rimau Block PSC	**18,080**		**18,080**			
Kaji (Baturaja, Talang Akar)	8,348		8,348			
Kaji (Telisa)						
Semoga	9,532		9,532			
Rimau Small Fields	200		200			
South Sumatera Extension Block PSC	**1,786**	**472**	**2,258**	**37,929**		**37,929**
Gunung Kembang	624		624	10,620		10,620
Jene	1,063		1,063			
Soka (Sequence 10 Oil Zone)		472	472			
South Sumatera Small Fields	99		99	27,309		27,309
Kampar Block PSC	**2,109**		**2,109**			
East Kayuara	861		861			
Parum	173		173			
Kampar Small Fields	1,075		1,075			
East Kalimantan TAC	**6,299**		**6,299**	**2,171**	**21,037**	**23,208**
Louise	1,089		1,089		2,856	2,856
Muara	349		349		1,798	1,798
North Kutai Lama	1,959		1,959	2,171	16,383	18,554
Tanjung Una	164		164			
Pamusian	1,200		1,200			
East Kalimantan Small Fields	1,538		1,538			
Tarakan PSC	**314**		**314**	**6,100**		**6,100**
Mamburungan	314		314	6,100		6,100
Tarakan Small Fields						
Total PT Exspan Nusantara	**28,588**	**472**	**29,060**	**46,200**	**21,037**	**67,237**

Table 8
Remaining Net Proved Hydrocarbon Reserve Volumes
As of January 1, 2000
Company's Net Revenue Interest

	Net Oil and Condensate			Net Gas		
	Proved Developed (Mbbl)	Proved Undeveloped (Mbbl)	Total Proved (Mbbl)	Proved Developed (MMscf)	Proved Undeveloped (MMscf)	Total Proved (MMscf)
Rimau Block PSC	**19,464**		**19,464**			
Kaji	8,580		8,580			
Semoga	10,583		10,583			
Rimau Small Fields	301		301			
South Sumatera Extension Block PSC	**1,404**		**1,404**	**45,801**		**45,801**
Gunung Kembang	370		370	45,801		45,801
Jene	873		873			
South Sumatera Small Fields	161		161			
Kampar Block PSC	**2,201**		**2,201**			
East Kayuara	949		949			
Parum	216		216			
Kampar Small Fields	1036		1036			
East Kalimantan TAC	**5,384**		**5,384**	**3,381**	**18,696**	**22,077**
Louise	1,218		1,218			
Muara	395		395		583	583
North Kutai Lama	1,124		1,124	3,381	18,113	21,494
Tanjung Una	210		210			
Pamusian	857		857			
East Kalimantan Small Fields	1,580		1,580			
Tarakan PSC	**324**		**324**	**11,714**		**11,714**
Mamburungan	324		324	11,714		11,714
Tarakan Small Fields						
Total PT Exspan	**28,777**		**28,777**	**60,896**	**18,696**	**79,592**

GCA has reconciled the movement of proved reserves net to the Company as estimated on January 1 of each year for the years 2000, 2001, 2002 and 2003. The results are presented in Table 9, in a format compatible with the requirements of FASB-69. In this table, oil and condensate volumes are reported in thousands of stock tank barrels (Mbbl). Natural gas volumes represent expected sales, after deductions for plant fuel and shrinkage, and are reported in millions of standard cubic feet (MMscf). All volumes exclude the Indonesian government share of production that is applicable under the terms of both PSC and TAC contracts with Pertamina, the Indonesian state oil company.

Table 9
Reconciliation of Movements of Proved Reserves Net to Company for Years 2000, 2001 and 2002

	Net Oil and Condensate (Mbbl)			Net Gas (MMscf)		
	2000	2001	2002	2000	2001	2002
Rimau Block PSC						
Beginning of Year	19,464	18,080	54,257	-	-	-
Discoveries, Extensions and Revisions	5,387	47,588	(14,356)	-	-	-
Acquisition and Sales	-	-	-	-	-	-
Production	(6,771)	(11,411)	(9,422)	-	-	-
End of Year	18,080	54,257	30,479	-	-	-
South Sumatera Extension Block PSC						
Beginning of Year	1,404	2,258	12,502	45,801	37,929	28,446
Discoveries, Extensions and Revisions	1,230	10,975	(2,747)	1,454	(285)	22,340
Acquisition and Sales	-	-	-	-	-	-
Production	(376)	(731)	(569)	(9,326)	(9,198)	(9,678)
End of Year	2,258	12,502	9,186	37,929	28,446	41,108
Kampar Block PSC						
Beginning of Year	2,201	2,109	2,678	-	-	-
Discoveries, Extensions and Revisions	348	1,169	(722)	-	-	-
Acquisition and Sales	-	-	-	-	-	-
Production	(440)	(600)	(376)	-	-	-
End of Year	2,109	2,678	1,580	-	-	-
East Kalimantan TAC						
Beginning of Year	5,384	6,299	6,338	22,077	23,208	17,348
Discoveries, Extensions and Revisions	1,914	1,271	645	4,861	(2,014)	1,743
Acquisition and Sales	-	-	-	-	-	-
Production	(999)	(1,232)	(1,248)	(3,730)	(3,846)	(3,243)
End of Year	6,299	6,338	5,735	23,208	17,348	15,848
Tarakan PSC						
Beginning of Year	324	314	632	11,714	6,100	17,529
Discoveries, Extensions and Revisions	310	478	(112)	(2,016)	15,972	11,036
Acquisition and Sales	-	-	-	-	-	-
Production	(320)	(160)	(117)	(3,598)	(4,543)	(3,313)
End of Year	314	632	403	6,100	17,529	25,252
Total PT Exspan						
Beginning of Year	**28,777**	**29,060**	**76,407**	**79,592**	**67,237**	**63,323**
Discoveries, Extensions and Revisions	**9,188**	**61,481**	**(17,292)**	**4,299**	**13,673**	**35,119**
Acquisition and Sales	-	-	-	-	-	-
Production	**(8,905)**	**(14,134)**	**(11,732)**	**(16,654)**	**(17,587)**	**(16,234)**
End of Year	**29,060**	**76,407**	**47,383**	**67,237**	**63,323**	**82,208**

All reported audit examinations were based on reserve estimates and other information provided by the Company to GCA, and included such tests, procedures and adjustments as were considered necessary. All questions that arose during the course of the certification processes were resolved to our satisfaction. The reported hydrocarbon reserve volumes are estimates based on professional engineering judgment and are subject to future revisions, upward or downward, as a result of future operations or as additional information becomes available.

GCA acted as independent reserve auditors. The firm's senior partners, officers, and employees have no direct or indirect interest holding in either PT Exspan or its affiliated companies. GCA's remuneration was not in any way contingent upon reported reserve estimates. No representations are made herein in respect of property title or encumbrances thereon. This report has been prepared for the Company and should not be used for purposes other than those for which it is intended.

With Best Regards,
GAFFNEY, CLINE & ASSOCIATES (CONSULTANTS) PTE LTD

Paul Lockwood
Senior Reservoir Engineer

Enclosure:
Attachment I – SEC Definitions for Oil and Gas Reserves

ATTACHMENT I

SEC DEFINITIONS

SEC DEFINITIONS FOR OIL AND GAS RESERVES

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the proj ect or program was based.

(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from know reservoirs, but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors: (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves or undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

GCA Gaffney, Cline & Associates (Consultants) Pte Ltd
Technical and Management Advisers to the Petroleum Industry Internationally Since 1962

Principals:
William B. Cline
Peter D. Gaffney

Registered No. 01453/1987-N

80 Anson Road
#31-01C IBM Towers
Singapore 079907

Telephone: +65 6225 6951
Facsimile: +65 6224 0842
email:gcas@gaffney-cline.com
www.gaffney-cline.com

PLL/jcl/0063/2003/KK52603 **23rd April, 2003**

PT Exspan Nusantara
Bidakara Office Building 16th Floor,
Jl. Jend. Gatot Subroto Kav. 71-73,
Pancoran, Jakarta 12870,
Indonesia.

CRUDE OIL AND NATURAL GAS PROVED AND PROBABLE RESERVES CERTIFICATION
PT Exspan Nusantara Indonesian Properties
As of January 1, 2000 – 2003

Gentlemen:

Gaffney, Cline & Associates (GCA) was retained by PT Exspan Nusantara (the "Company") to perform independent audits of proved and probable hydrocarbon reserve volumes attributable to the Company's Indonesian oil and gas assets located in Sumatra, Kalimantan and Sulawesi as of January 1 of years 2001, 2002 and 2003. GCA also provided an audit of proved hydrocarbon reserve volumes as of January 1, 2000. Company's assets in Sumatra include the Rimau Block, South Sumatera Extension Block and Kampar Block Production-Sharing Contract (PSC) areas. In Kalimantan, Company's assets include the East Kalimantan Technical Assistance Contract (TAC) area as well as the Tarakan PSC area. The Senoro-Toili PSC/JOB asset is located on the island of Sulawesi.

It is GCA's considered opinion that the estimates of remaining recoverable oil, natural gas and condensate reserve volumes as of January 1, 2000 - 2003, presented in Tables 1-7 are, in aggregate, reasonable and were prepared using generally accepted petroleum engineering principles. These principles are provided for in the document entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers. The definitions applicable to the proved and probable reserve categories and sub-classifications correspond to those of the Society of Petroleum Engineers / World Petroleum Congresses (SPE/WPC), which can be found as **Attachment I** to this document.

Table 1 summarizes the remaining proved and probable reserves for Company's Indonesian oil and gas assets as of January 1, 2003 on a "gross working interest" volume basis. As the Company has no gas contract for its Senoro-Toili PSC/JOB, there are no proved reserves attributable to this asset. Tables 2 and 3 summarize gross proved and probable reserves as of January 1, 2002, and January 1, 2001, respectively. Table 4 summarizes gross proved reserve volumes as of January 1, 2000. In these tables, oil and condensate volumes are reported in thousands of stock tank barrels (Mbbl). Natural gas volumes represent expected sales, after deductions for plant fuel and shrinkage, and are reported in millions of standard cubic feet (MMscf). All volumes include the Indonesian government share of production that is applicable under the terms of both PSC and TAC contracts with Pertamina, the Indonesian state oil company.

Table 1
Remaining Proved and Probable Hydrocarbon Reserve Volumes
As of January 1, 2003
Company's Gross Working Interest

	Oil and Condensate		Natural Gas	
License (Working Interest) Field	Proved (Mbbl)	Probable (Mbbl)	Proved (MMscf)	Probable (MMscf)
Rimau Block PSC (100%)	**106,160**	**32,113**		**18,853**
Kaji (Baturaja, Talang Akar)	48,008	12,286		10,283
Kaji (Telisa)	2,300	4,120		
Semoga (Baturaja, Pre-Baturaja	55,467	13,984		8,570
Semoga (Telisa)	9	1,158		
Rimau Small Fields	376	565		
South Sumatera Extension Block PSC (99.9998%)	**21,971**	**21,694**	**60,955**	**188,144**
Gunung Kembang	1,534		38,296	33,668
Jene	3,234			
Soka Baturaja Oil	3,116	2,400		
Matra	14,000	18,700		
South Sumatera Small Fields	87	594	22,659	154,476
Kampar Block PSC (99.9998%)	**3,779**	**484**		
East Kayuara	1,585	337		
Parum	276	147		
Kampar Small Fields	1,918			
East Kalimantan TAC (95.93%)	**13,824**	**122**	**20,426**	**23,030**
Louise	1,550			3,416
Muara	298		1,803	322
North Kutai Lama	8,484	122	18,623	19,292
Tanjung Una	340			
Pamusian	1,039			
East Kalimantan Small Fields	2,113			
Tarakan PSC (95.93%)	**1,079**		**42,576**	
Mamburungan	1,079		25,129	
Tarakan Small Fields			17,447	
Senoro-Toili PSC/JOB (50%)		**31,190**		**1,291,500**
Senoro		27,940		1,291,500
Tiaka		3,250		
Total	**146,813**	**85,603**	**123,957**	**1,521,527**

Table 2
Remaining Proved and Probable Hydrocarbon Reserve Volumes
As of January 1, 2002
Company's Gross Working Interest

	Oil and Condensate		Natural Gas	
License (Working Interest) Field	Proved (Mbbl)	Probable (Mbbl)	Proved (MMscf)	Probable (MMscf)
Rimau Block PSC (100%)	**120,003**	**57,622**		
Kaji (Baturaja, Talang Akar)	51,047	18,781		
Kaji (Telisa)	1,050	7,114		
Semoga (Baturaja, Pre-Baturaja	67,512	21,213		
Semoga (Telisa)		10,119		
Rimau Small Fields	394	395		
South Sumatera Extension Block PSC (99.9998%)	**20,369**	**103,897**	**49,275**	**213,257**
Gunung Kembang	1,635	1,400	5,913	69,117
Jene	3,369			
Soka (Sequence 10 Oil Zone)	1,174	862		
Matra	14,000	101,000		
South Sumatera Small Fields	191	635	43,362	144,140
Kampar Block PSC (99.9998%)	**4,362**	**514**		
East Kayuara	1,692	384		
Parum	398	130		
Kampar Small Fields	2,272			
East Kalimantan TAC (95.93%)	**13,671**	**4,557**	**21,772**	**9,462**
Louise	1,715		545	2,871
Muara	509		2,125	
North Kutai Lama	7,175	4,557	19,102	6,591
Tanjung Una	303			
Pamusian	1,836			
East Kalimantan Small Fields	2,133			
Tarakan PSC (95.93%)	**1,488**		**30,607**	**17,447**
Mamburungan	1,488		30,607	
Tarakan Small Fields				17,447
Senoro-Toili PSC/JOB (50%)		**36,650**		**1,488,000**
Total	**159,893**	**203,240**	**101,654**	**1,728,166**

Table 3
Remaining Proved and Probable Hydrocarbon Reserve Volumes
As of January 1, 2001
Company's Gross Working Interest

	Oil and Condensate		Natural Gas	
License (Working Interest) Field	Proved (Mbbl)	Probable (Mbbl)	Proved (MMscf)	Probable (MMscf)
Rimau Block PSC (100%)	**153,126**	**31,990**		
Kaji (Baturaja, Talang Akar)	64,671	12,103		
Kaji (Telisa)	1,050	6,987		
Semoga	85,013	12,900		
Rimau Small Fields	2,392			
South Sumatera Extension Block PSC (99.9998%)	**5,617**	**1,600**	**65,700**	**201,939**
Gunung Kembang	1,552		18,396	60,162
Jene	2,645			
Soka Baturaja Oil	1,174	862		
South Sumatera Small Fields	246	738	47,304	141,777
Kampar Block PSC (99.9998%)	**5,248**	**659**		
East Kayuara	2,142	518		
Parum	430	141		
Kampar Small Fields	2,676			
East Kalimantan TAC (95.93%)	**14,098**	**4,797**	**27,427**	**6,933**
Louise	2,049		3,376	
Muara	657		2,125	
North Kutai Lama	5,270	4,797	21,926	6,933
Tanjung Una	309			
Pamusian	2,258			
East Kalimantan Small Fields	3,555			
Tarakan PSC (95.93%)	**1,373**		**44,118**	
Mamburungan	1,373		36,916	
Tarakan Small Fields			7,202	
Senoro-Toili PSC/JOB (50%)		**7,200**		**360,000**
Total	**179,462**	**46,246**	**137,245**	**568,872**

Table 4
Remaining Proved Hydrocarbon Reserve Volumes
As of January 1, 2000
Company's Gross Working Interest

	Oil and Condensate		Natural Gas	
License (Working Interest) Field	Proved (Mbbl)		Proved (MMscf)	
Rimau Block PSC (100%)	**160,439**			
Kaji (Baturaja, Talang Akar)	70,720			
Kaji (Telisa)				
Semoga (Baturaja, Pre-Baturaja	87,238			
Semoga (Telisa)				
Rimau Small Fields	2,481			
South Sumatera Extension Block PSC (99.9998%)	**3,737**		**82,125**	
Gunung Kembang	985		82,125	
Jene	2,324			
Soka (Sequence 10 Oil Zone)				
Matra				
South Sumatera Small Fields	428			
Kampar Block PSC (99.9998%)	**5,858**			
East Kayuara	2,526			
Parum	576			
Kampar Small Fields	2,756			
East Kalimantan TAC (95.93%)	**10,174**		**32,642**	
Louise	2,302		3,416	
Muara	744		2,125	
North Kutai Lama	2,125		27,101	
Tanjung Una	397			
Pamusian	1,618			
East Kalimantan Small Fields	2,988			
Tarakan PSC (95.93%)	**518**		**51,472**	
Mamburungan	518		42,032	
Tarakan Small Fields			9,440	
Senoro-Toili PSC/JOB (50%)				
Total	**180,726**		**166,239**	

Table 5 summarizes the remaining reserves for Company's Indonesian oil and gas assets year-on-year basis as of January 1, 2000 - 2003 on a "gross working interest" volume basis converted to barrels of oil equivalent (BOE). Natural gas volumes representing expected sales (after deductions for plant fuel and shrinkage) have been converted to BOE at a ratio of 5850 standard cubic feet (scf) gas to 1 BOE. In this table, the reserve volumes are reported in thousands of barrels oil equivalent (MBOE).

Table 5
Remaining Proved and Probable Hydrocarbon Reserve Volumes
As of January 1, 2000 - 2003
Company's Gross Working Interest

	Oil, Condensate, and Natural Gas As of January 1						
	2000	**2001**		**2002**		**2003**	
License (Working Interest) Field	Proved (MBOE)	Proved (MBOE)	Probable (MBOE)	Proved (MBOE)	Probable (MBOE)	Proved (MBOE)	Probable (MBOE)
Rimau Block PSC (100%)	**160,439**	**153,126**	**31,990**	**120,003**	**57,622**	**106,160**	**35,336**
Kaji (Baturaja, Talang Akar)	70,720	64,671	12,103	51,047	18,781	48,008	14,044
Kaji (Telisa)		1,050	6,987	1,050	7,114	2,300	4,120
Semoga (Baturaja, Pre-Baturaja	87,238	85,013	12,900	67,512	21,213	55,467	15,449
Semoga (Telisa)					10,119	9	1,158
Rimau Small Fields	2,481	2,392		394	395	376	565
South Sumatra Extension Block PSC (99.9998%)	**17,775**	**16,848**	**36,119**	**28,792**	**140,351**	**32,390**	**53,855**
Gunung Kembang	15,023	4,697	10,284	2,646	13,215	8,080	5,755
Jene	2,324	2,645		3,369		3,234	
Soka (Baturaja Oil)		1,174	862	1,174	862	3,116	2,400
Matra-Jata				14,000	101,000	14,000	18,700
South Sumatra Small Fields	428	8,332	24,973	7,603	25,274	3,960	27,000
Kampar Block PSC (99.9998%)	**5,858**	**5,248**	**659**	**4,362**	**514**	**3,779**	**484**
East Kayuara	2,526	2,142	518	1,692	384	1,585	337
Parum	576	430	141	398	130	276	147
Kampar Small Fields	2,756	2,676		2,272		1,918	
East Kalimantan TAC (95.93%)	**15,755**	**18,786**	**5,982**	**17,393**	**6,174**	**17,315**	**4,059**
Louise	2,886	2,626		1,808	491	1,550	584
Muara	1,108	1,020		873		606	55
North Kutai Lama	6,758	9,018	5,982	10,440	5,683	11,667	3,420
Tanjung Una	397	309		303		340	
Pamusian	1,618	2,258		1,836		1,039	
East Kalimantan Small Fields	2,988	3,555		2,133		2,113	
Tarakan PSC (95.93%)	**9,317**	**8,914**		**6,720**	**2,982**	**8,357**	
Mamburungan	7,703	7,683		6,720		5,375	
Tarakan Small Fields	1,614	1,231			2,982	2,982	
Senoro-Toili PSC/JOB (50%)			**68,738**		**291,009**		**251,959**
Senoro			68,738		291,009		248,709
Tiaka							3,250
Total	**209,144**	**202,922**	**143,488**	**177,270**	**498,652**	**168,001**	**345,693**

In the case of the Rimau Block, terms are governed by the original PSC signed April 23, 1973, as amended October 11, 1980, and further amended January 23, 1998. The Rimau contract has been extended for a 20-year period effective April 23, 2003. The Tarakan PSC was signed in January 1982 for a 20-year period expiring in January 2002. The PSC has now been extended for a 20-year period expiring January 2022. The Kampar and South Sumatera Extension Block PSC was signed in November 1983 and expires in November 2013. The East Kalimantan TAC was signed October 1988 and expires in October 2008. Some proved oil and gas volumes presented in Tables 1-4 were anticipated to be produced after expiry of the PSC or TAC in effect at the date of the report. As of January 1, 2003, gross proved working interest reserves of 3.77 million barrels oil in the East Kalimantan TAC are the only reserves reported which are anticipated to be produced beyond the current contract expiration.

The Company's effective working interest is 100% in the Rimau PSC, 99.9998% in the Kampar and South Sumatera Extension Block PSCs, 95.93% in the East Kalimantan TAC and Tarakan PSC, and 50% in the Senoro-Toili PSC/JOB.

GCA has reconciled the movement of Company's gross proved (1P) reserves as estimated on January 1 of each year for the years 2000, 2001, 2002 and 2003. The results are presented in Table 6. GCA has also reconciled the movement of Company's gross proved plus probable (2P) reserves as estimated on January 1 of each year for the years 2001, 2002 and 2003. The results are presented in Table 7. Note that probable reserves have not been adjusted for risk before being added to the proved volumes. In these tables, oil and condensate volumes are reported in thousands of stock tank barrels (Mbbl). Natural gas volumes represent expected sales, after deductions for plant fuel and shrinkage, and are reported in millions of standard cubic feet (MMscf). All volumes include the Indonesian government share of production that is applicable under the terms of both PSC and TAC contracts with Pertamina, the Indonesian state oil company.

Table 6
Reconciliation of Movements of Proved (1P) Reserves for Years 2000, 2001 and 2002
Company's Gross Working Interest

	Oil and Condensate (Mbbl)			Natural Gas (MMscf)		
	2000	2001	2002	2000	2001	2002
Rimau Block PSC						
Beginning of Year	160,439	153,126	120,003	-	-	-
Discoveries, Extensions and Revisions	12,791	(7,884)	12,412	-	-	-
Acquisition and Sales	-	-	-	-	-	-
Production	(20,104)	(25,239)	(26,255)	-	-	-
End of Year	153,126	120,003	106,160	-	-	-
South Sumatera Extension Block PSC						
Beginning of Year	3,737	5,617	20,369	82,125	65,700	49,275
Discoveries, Extensions and Revisions	2,815	15,942	2,963	(271)	(492)	26,030
Acquisition and Sales	-	-	-	-	-	-
Production	(935)	(1,190)	(1,361)	(16,154)	(15,933)	(14,350)
End of Year	5,617	20,369	21,971	65,700	49,275	60,955
Kampar Block PSC						
Beginning of Year	5,858	5,248	4,362	-	-	-
Discoveries, Extensions and Revisions	484	91	315	-	-	-
Acquisition and Sales	-	-	-	-	-	-
Production	(1,094)	(977)	(898)	-	-	-
End of Year	5,248	4,362	3,779	-	-	-
East Kalimantan TAC						
Beginning of Year	10,174	14,098	13,671	32,642	27,427	21,772
Discoveries, Extensions and Revisions	5,803	1,683	2,340	(807)	(829)	2,834
Acquisition and Sales	-	-	-	-	-	-
Production	(1,879)	(2,110)	(2,187)	(4,408)	(4,826)	(4,180)
End of Year	14,098	13,671	13,824	27,427	21,772	20,426
Tarakan PSC						
Beginning of Year	518	1,373	1,488	51,471	44,118	30,607
Discoveries, Extensions and Revisions	1,189	491	(96)	(2,648)	(5,579)	17,555
Acquisition and Sales	-	-	-	-	-	-
Production	(334)	(376)	(313)	(4,705)	(7,932)	(5,586)
End of Year	1,373	1,488	1,079	44,118	30,607	42,576
Total						
Beginning of Year	**180,726**	**179,462**	**159,893**	**166,238**	**137,245**	**101,654**
Discoveries, Extensions and Revisions	**23,082**	**10,323**	**17,934**	**(3,726)**	**(6,900)**	**46,419**
Acquisition and Sales	-	-	-	-	-	-
Production	**(24,346)**	**(29,892)**	**(31,014)**	**(25,267)**	**(28,691)**	**(24,116)**
End of Year	**179,462**	**159,893**	**146,813**	**137,245**	**101,654**	**123,957**

Table 7
Reconciliation of Movements of Proved plus Probable (2P) Reserves for Years 2001 and 2002
Company's Gross Working Interest

	Oil and Condensate (Mbbl)		Natural Gas (MMscf)	
	2001	2002	2001	2002
Rimau Block PSC				
Beginning of Year	185,116	177,625	-	-
Discoveries, Extensions and Revisions	17,748	(13,097)	-	18,853
Acquisition and Sales	-	-	-	-
Production	(25,239)	(26,255)	-	-
End of Year	177,625	138,273	-	18,853
South Sumatera Extension Block PSC				
Beginning of Year	7,217	124,266	267,639	262,532
Discoveries, Extensions and Revisions	118,239	(79,240)	10,826	917
Acquisition and Sales	-	-	-	-
Production	(1,190)	(1,361)	(15,933)	(14,350)
End of Year	124,266	43,665	262,532	249,099
Kampar Block PSC				
Beginning of Year	5,907	4,876	-	-
Discoveries, Extensions and Revisions	(54)	285	-	-
Acquisition and Sales	-	-	-	-
Production	(977)	(898)	-	-
End of Year	4,876	4,263	-	-
East Kalimantan TAC				
Beginning of Year	18,895	18,228	34,360	31,234
Discoveries, Extensions and Revisions	1,443	(2,095)	1,700	16,402
Acquisition and Sales	-	-	-	-
Production	(2,110)	(2,187)	(4,826)	(4,180)
End of Year	18,228	13,946	31,234	43,456
Tarakan PSC				
Beginning of Year	1,373	1,488	44,118	48,054
Discoveries, Extensions and Revisions	491	(96)	11,868	108
Acquisition and Sales	-	-	-	-
Production	(376)	(313)	(7,932)	(5,586)
End of Year	1,488	1,079	48,054	42,576
Senoro-Toili PSC/JOB				
Beginning of Year	7,200	36,650	360,000	1,488,000
Discoveries, Extensions and Revisions	29,450	(5,460)	1,128,000	(196,500)
Acquisition and Sales	-	-	-	-
Production	-	-	-	-
End of Year	36,650	31,190	1,488,000	1,291,500

Table 7 (Cont.)
Reconciliation of Movements of Proved plus Probable (2P) Reserves for Years 2001 and 2002
Company's Gross Working Interest

	Oil and Condensate (Mbbl)		Natural Gas (MMscf)	
	2001	2002	2001	2002
Total				
Beginning of Year	**225,708**	**363,133**	**706,117**	**1,829,820**
Discoveries, Extensions and Revisions	167,317	(99,703)	1,152,394	(160,220)
Acquisition and Sales	-	-	-	-
Production	(29,892)	(31,014)	(28,691)	(24,116)
End of Year	363,133	232,416	1,829,820	1,645,484

All reported audit examinations were based on reserve estimates and other information provided by the Company to GCA, and included such tests, procedures and adjustments as were considered necessary. All questions that arose during the course of the certification processes were resolved to our satisfaction. The reported hydrocarbon reserve volumes are estimates based on professional engineering judgment and are subject to future revisions, upward or downward, as a result of future operations or as additional information becomes available.

GCA acted as independent reserve auditors. The firm's senior partners, officers, and employees have no direct or indirect interest holding in either PT Exspan or its affiliated companies. GCA's remuneration was not in any way contingent upon reported reserve estimates. No representations are made herein in respect of property title or encumbrances thereon. This report has been prepared for the Company and should not be used for purposes other than those for which it is intended.

With Best Regards,
GAFFNEY, CLINE & ASSOCIATES (CONSULTANTS) PTE LTD

Paul Lockwood
Senior Reservoir Engineer

Enclosure:
Attachment I – Society of Petroleum Engineers / World Petroleum Congresses Reserve Definitions

ATTACHMENT I

SPE / WPC RESERVES DEFINITIONS

PETROLEUM RESERVES DEFINITIONS

SOCIETY OF PETROLEUM ENGINEERS (SPE)
AND
WORLD PETROLEUM CONGRESSES (WPC)

DEFINITIONS

Reserves are those quantities of petroleum[1] which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

The intent of the SPE and WPC in approving additional classifications beyond proved reserves is to facilitate consistency among professionals using such terms. In presenting these definitions, neither organization is recommending public disclosure of reserves classified as unproved. Public disclosure of the quantities classified as unproved reserves is left to the discretion of the countries or companies involved.

Estimation of reserves is done under conditions of uncertainty. The method of estimation is called deterministic if a single best estimate of reserves is made based on known geological, engineering, and economic data. The method of estimation is called probabilistic when the known geological, engineering, and economic data are used to generate a range of estimates and their associated probabilities. Identifying reserves as proved, probable, and possible has been the most frequent classification method and gives an indication of the probability of recovery. Because of potential differences in uncertainty, caution should be exercised when aggregating reserves of different classifications.

Reserves estimates will generally be revised as additional geologic or engineering data becomes available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

1 **PETROLEUM:** For the purpose of these definitions, the term petroleum refers to naturally occurring liquids and gases which are predominately comprised of hydrocarbon compounds. Petroleum may also contain non-hydrocarbon compounds in which sulfur, oxygen, and/or nitrogen atoms are combined with carbon and hydrogen. Common examples of non-hydrocarbons found in petroleum are nitrogen, carbon dioxide and hydrogen sulfide.

PROVED RESERVES

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and government regulations. Proved reserves can be categorized as developed or undeveloped.

If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate.

Establishment of current economic conditions should include relevant historical petroleum prices and associated costs and may involve an averaging period that is consistent with the purpose of the reserve estimate, appropriate contract obligations, corporate procedures, and government regulations involved in reporting these reserves.

In general, reserves are considered proved if the commercial producibility of the reservoir is supported by actual production or formation tests. In this context, the term proved refers to the actual quantities of petroleum reserves and not just the productivity of the well or reservoir. In certain cases, proved reserves may be assigned on the basis of well logs and/or core analysis that indicate the subject reservoir is hydrocarbon bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.

The area of the reservoir considered as proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) the undrilled portions of the reservoir that can reasonably be judged as commercially productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known occurrence of hydrocarbons controls the proved limit unless otherwise indicated by definitive geological, engineering or performance data.

Reserves may be classified as proved if facilities to process and transport those reserves to market are operational at the time of the estimate or there is a reasonable expectation that such facilities will be installed. Reserves in undeveloped locations may be classified as proved undeveloped provided (1) the locations are direct offsets to wells that have indicated commercial production in the objective formation, (2) it is reasonably certain such locations are within the known proved productive limits of the objective formation, (3) the locations conform to existing well spacing regulations where applicable, and (4) it is reasonably certain the locations will be developed. Reserves from other locations are categorized as proved undeveloped only where interpretations of geological and engineering data from wells indicate with reasonable certainty that the objective formation is laterally continuous and contains commercially recoverable petroleum at locations beyond direct offsets.

Reserves which are to be produced through the application of established improved recovery methods are included in the proved classification when (1) successful testing by a pilot project or favorable response of an installed program in the same or an analogous reservoir with similar rock and fluid properties provides support for the analysis on which the project was based, and, (2) it is reasonably certain that the project will proceed. Reserves to be recovered by improved recovery methods that have yet to be established through commercially successful applications are included in the proved classification only (1) after a favorable production response from the subject reservoir from either (a) a representative pilot or (b) an installed program where the response provides support for the analysis on which the project is based and (2) it is reasonably certain the project will proceed.

UNPROVED RESERVES

Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

PROBABLE RESERVES

Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment,
or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

POSSIBLE RESERVES

Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used, there should be at least a 10% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.

In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formations that appear to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and (b) rock, fluid and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.

RESERVE STATUS CATEGORIES

Reserve status categories define the development and producing status of wells and reservoirs.

Developed: Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Developed reserves may be sub-categorized as producing or non-producing.

> ***Producing:*** Reserves subcategorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.
>
> ***Non-producing:*** Reserves subcategorized as non-producing include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells, which will required additional completion work or future recompletion prior to the start of production.

Undeveloped Reserves: Undeveloped reserves are expected to be recovered: (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir, or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

Approved by the Board of Directors, Society of Petroleum Engineers (SPE), Inc., and
the Executive Board, World Petroleum Congresses (WPC), March 1997.

P.T. MEDCO ENERGI INTERNASIONAL TBK
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

AND

INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

Hans Tuanakotta & Mustofa
Registered Public Accountants
License No.KEP-1048/KM.17/1998
Wisma Antara 17th Floor
Jl. Medan Merdeka Selatan No.17
Jakarta 10110
Indonesia

Tel. : (62-21) 2312879,2312955,2312381
Fax. : (62-21) 3840387,2313325
e-mail : htm@deloitte-htm.com
www.deloitteap.com

Deloitte Touche Tohmatsu HTM

Independent Auditors' Report

No. 220403 MEI LSW SAR

The Stockholders, Boards of Commissioners and Directors
P.T. Medco Energi Internasional Tbk

We have audited the accompanying consolidated balance sheets of P.T. Medco Energi Internasional Tbk and its subsidiaries as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Exspan Myanmar (L), Inc., Exspan Cumi-Cumi (L) Inc., Medco Lematang Ltd. and Medco International Venture Ltd., for the years ended December 31, 2002, 2001 and 2000, which statements reflect total assets constituting 1.5%, 2.7% and 2.5%, respectively, of the consolidated total assets as of December 31, 2002, 2001 and 2000. We also did not audit the financial statements of associated companies, Mesa Drilling Inc. for the year ended December 31, 2002 and seven months ended December 31, 2001, and Probe Technology Services, Inc. (Probe) for the years ended December 31, 2002, 2001 and 2000, the Company's investments in which are accounted for by use of the equity method. The total carrying amount of the investment in such associated companies constitutes 0.4%, 0.6% and 0.2% of the consolidated total assets as of December 31, 2002, 2001 and 2000, respectively, and the Company's equity in the net loss of such associated companies for the respective periods constituted 1.3%, 0.3% and 0.2%, respectively, of the consolidated total net income. Those statements were audited by other auditors who expressed an unqualified opinion (except for Probe which is qualified because of unavailability of its associated company's audited financial statements, the effect of which, in our opinion, is not material in relation to the consolidated financial statements) on those statements and whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries and associated companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

Previously, we have issued our report No. 220403 MEI LSW SA, dated April 22, 2003, with an unqualified opinion. In relation to the issuance of guaranteed notes in Singapore, the Company has reissued its 2002 consolidated financial statements. There is no change in accounting principles or material matters between the previous and reissued financial statements, except as described in Note 44 to the financial statements concerning the significant subsequent events after reporting date.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P.T. Medco Energi Internasional Tbk and its subsidiaries as of December 31, 2002, 2001 and 2000 and the results of their operations, changes in their equity and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Indonesia.

As discussed in Note 3 to the consolidated financial statements, in 2002, the Company changed its reporting currency from Rupiah to US Dollar and restated the consolidated financial statements for the years ended December 31, 2001 and 2000.

As discussed in Note 14 to the consolidated financial statements, the subsidiaries' oil and gas reserve quantities were calculated based on estimates using currently available information at the time of such evaluation. Such estimates are subject to change as future information becomes available. There are numerous uncertainties inherent in estimating natural oil and gas reserves, including many factors beyond the control of the Company's subsidiaries.

As discussed in Notes 35 and 43 to the consolidated financial statements, the Company and its subsidiaries had certain transactions which maybe construed as a conflict of interest between the Company and related parties based on Capital Market Supervisory Agency (Bapepam) regulation No. IX.E.1 concerning Certain Conflict of Interest Transaction, and represent material transactions based on Bapepam regulation No. IX.E.2 concerning Material Transaction and Change of Main Business Activity. These transactions are pending approval from the independent shareholders as required by Bapepam Regulations.

Note 41 to the consolidated financial statements includes a summary of the effects the economic condition in Indonesia has had on the Company and its subsidiaries' operations. The accompanying consolidated financial statements include the effects of the economic condition to the extent they can be determined and estimated.

HANS TUANAKOTTA & MUSTOFA



Ludovicus Sensi W. SE, MM, BAP
License No. 99.1.0705

April 22, 2003, except for Note 44 as to which the date is May 2, 2003

The accompanying consolidated financial statements are not intended to present the financial position and results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than those in Indonesia. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in Indonesia.

P.T. MEDCO ENERGI INTERNASIONAL TBK AND ITS SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2002, 2001 and 2000

	Notes	2002	2001 (As restated — Note 3)	2000 (As restated — Note 3)
		US$	US$	US$
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	2f,4	74,969,006	55,324,026	66,825,567
Temporary investments	2g,5	3,042,200	1,448,315	1,849,784
Trade accounts receivable from third parties — net of allowance for doubtful accounts of US$1,359,799 in 2002, US$1,629,766 in 2001 and US$1,075,415 in 2000	2h,6	74,413,937	65,682,474	65,074,423
Other accounts receivable	7	38,134,308	17,605,083	14,026,415
Inventories	2i,8	34,064,683	26,182,368	19,308,236
Prepaid taxes	2s,9,31	16,501,292	8,756,938	4,364,335
Prepaid expenses	2j	3,081,166	831,645	756,378
Total Current Assets		244,206,592	175,830,849	172,205,138
NONCURRENT ASSETS				
Restricted cash in banks	10,20	3,966,256	1,089,258	333,370
Accounts receivable from related parties — net of allowance for doubtful accounts of US$87,087,109 in 2002 and 2001 and US$52,578,310 in 2000	2h,11	1,969,972	1,514,652	35,608,403
Deferred tax assets — net	2s,31	128,590	120,133	678,839
Investments in shares of stock	2g,12	3,015,803	3,544,313	784,524
Property and equipment — net of accumulated depreciation of US$158,815,210 in 2002, US$146,712,934 in 2001 and US$138,251,553 in 2000	2k,13,30	205,596,778	122,755,364	90,023,230
Oil and gas properties — net of accumulated depreciation and amortization of US$164,969,111 in 2002, US$112,880,308 in 2001 and US$92,245,372 in 2000	2l,14	286,028,109	241,029,425	206,688,253
Other assets	2m,15	8,139,794	2,904,007	2,391,599
Total Noncurrent Assets		508,845,302	372,957,152	336,508,218
TOTAL ASSETS		753,051,894	548,788,001	508,713,356

See accompanying notes to consolidated financial statements, which are an integral part of the consolidated financial statements.

P.T. MEDCO ENERGI INTERNASIONAL TBK AND ITS SUBSIDIARIES

Consolidated Balance Sheets (Continued)
December 31, 2002, 2001 and 2000

	Notes	2002	2001 (As restated — Note 3)	2000 (As restated — Note 3)
		US$	US$	US$
LIABILITIES AND EQUITY				
CURRENT LIABILITIES				
Trade accounts payable	16,35			
Related parties		334,712	273,204	1,964,999
Third parties		49,726,626	27,354,210	29,509,875
Other accounts payable	17	9,869,367	10,151,496	10,850,197
Taxes payable	2s,18	16,398,314	12,550,713	10,587,444
Accrued expenses	2r,19	39,841,083	4,743,868	2,805,993
Current maturities of long-term loans	20	2,499,920	5,032,439	4,616,400
Total Current Liabilities		118,670,022	60,105,930	60,334,908
NONCURRENT LIABILITIES				
Deferred tax liabilities — net	2s,31	15,223,495	9,567,902	5,340,469
Long-term tax payable — net of current maturity	18	3,578,430	4,616,020	—
Long-term loans — net of current maturity	20	—	5,922,440	10,955,440
Long-term notes payable	2n,21	96,227,644	—	21,719,873
Deferred gain on exchange of nonmonetary assets	2o	1,252,215	1,541,188	—
Total Noncurrent Liabilities		116,281,784	21,647,550	38,015,782
NEGATIVE GOODWILL	2c,22	6,415,668	5,547,251	5,949,384
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	23	27,126,294	17,415,655	12,428,378
EQUITY				
Capital stock — par value per share of Rp 100 in 2002, 2001 and 2000				
Authorized — 4,000,000,000 shares in 2002, 2001 and 2000				
Subscribed and paid up — 3,104,252,950 shares in 2002 (net of 228,198,500 treasury stock), 3,143,968,450 shares in 2001 (net of 188,483,000 treasury stock) and 3,319,089,950 shares in 2000 (net of 13,361,500 treasury stock)	2p,24	94,227,642	95,433,180	100,748,884
Additional paid-in capital	25	113,068,224	115,773,248	131,387,654
Revaluation increment in property and equipment	2k,13	99,597	99,597	99,597
Difference due to change in equity of subsidiaries	2g, 26	29,673,178	29,164,203	1,880,325
Translation adjustments	2d	8,592	(32,057)	(38,884)
Retained earnings				
Appropriated		6,492,210	6,492,210	—
Unappropriated		240,988,683	197,141,234	157,907,328
Total Equity		484,558,126	444,071,615	391,984,904
TOTAL LIABILITIES AND EQUITY		753,051,894	548,788,001	508,713,356

See accompanying notes to consolidated financial statements, which are an integral part of the consolidated financial statements.

P.T. MEDCO ENERGI INTERNASIONAL TBK AND ITS SUBSIDIARIES

Consolidated Statements of Income
For the years ended December 31, 2002, 2001 and 2000

	Notes	2002	2001 (As restated — Note 3)	2000 (As restated — Note 3)
		US$	US$	US$
NET SALES AND OPERATING REVENUES	2q,27	420,717,522	384,848,921	349,841,844
COST OF SALES AND DIRECT EXPENSES	2q,28	211,839,526	158,775,644	151,534,937
GROSS PROFIT		208,877,996	226,073,277	198,306,907
OPERATING EXPENSES	2q,29			
General and administrative		46,431,940	29,310,598	33,117,236
Selling		1,128,454	3,111,343	1,617,275
Total Operating Expenses		47,560,394	32,421,941	34,734,511
INCOME FROM OPERATIONS		161,317,602	193,651,336	163,572,396
OTHER INCOME (CHARGES)				
Gain on insurance claim	30	5,573,634	—	—
Interest income	4,5,10,11	1,572,178	2,455,235	1,428,638
Gain on sale of property and equipment	2k	78,888	1,601,771	50,149
Provision for doubtful accounts receivable from related parties	2h,11	—	(34,508,799)	(32,210,844)
Gain (loss) on foreign exchange — net	2d	1,688,147	3,347,319	(1,806,351)
Interest expense	20,21	(8,093,958)	(1,612,295)	(5,361,474)
Equity in net loss of associated companies	2g,12	(1,061,548)	(240,211)	(90,476)
Loss on resale of notes payable	21	(141,167)	—	—
Others — net		1,856,665	1,055,959	1,154,747
Other Income (Charges) — net		1,472,839	(27,901,021)	(36,835,611)
INCOME BEFORE TAX		162,790,441	165,750,315	126,736,785
TAX BENEFIT (EXPENSE)	2s,31			
Current tax		(73,712,151)	(82,258,538)	(80,288,993)
Deferred tax		(5,647,136)	(4,786,139)	4,360,044
Tax Expense		(79,359,287)	(87,044,677)	(75,928,949)
EXTRAORDINARY ITEM — net of tax	21	—	218,726	9,938,315
INCOME BEFORE MINORITY INTERESTS IN NET LOSS (INCOME) OF SUBSIDIARIES		83,431,154	78,924,364	60,746,151
MINORITY INTERESTS IN NET LOSS (INCOME) OF SUBSIDIARIES	23	707,128	(732,746)	227,718
NET INCOME		84,138,282	78,191,618	60,973,869
BASIC EARNINGS PER SHARE				
Including extraordinary item	2t,32	0.0269	0.0242	0.0183
Excluding extraordinary item		0.0269	0.0241	0.0153

See accompanying notes to consolidated financial statements, which are an integral part of the consolidated financial statements.

P.T. MEDCO ENERGI INTERNASIONAL TBK AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity
For the years ended December 31, 2002, 2001 and 2000

	Notes	2002	2001 (As restated — Note 3)	2000 (As restated — Note 3)
		US$	US$	US$
CAPITAL STOCK	2p,24			
Beginning balance		95,433,180	100,748,884	101,154,464
Additional treasury stock for current year		(1,205,538)	(5,315,704)	(405,580)
Ending balance		94,227,642	95,433,180	100,748,884
ADDITIONAL PAID-IN CAPITAL	25			
Beginning balance		115,773,248	131,387,654	132,229,015
Deduction		(2,705,024)	(15,614,406)	(841,361)
Ending balance		113,068,224	115,773,248	131,387,654
REVALUATION INCREMENT IN PROPERTY AND EQUIPMENT	2k,13	99,597	99,597	99,597
DIFFERENCE DUE TO CHANGE IN EQUITY OF SUBSIDIARIES	2g, 26			
Beginning balance		29,164,203	1,880,325	1,772,455
Addition		508,975	27,456,869	107,870
Deduction		—	(172,991)	—
Ending balance		29,673,178	29,164,203	1,880,325
TRANSLATION ADJUSTMENTS	2d			
Beginning balance		(32,057)	(38,884)	(33,285)
Addition		40,649	17,539	—
Deduction		—	(10,712)	(5,599)
Ending balance		8,592	(32,057)	(38,884)
RETAINED EARNINGS				
Appropriated				
Beginning balance		6,492,210	—	—
Addition (general reserve)		—	6,492,210	—
Ending balance		6,492,210	6,492,210	—
Unappropriated				
Beginning balance		197,141,234	157,907,328	103,772,126
Net income for the year		84,138,282	78,191,618	60,973,869
Difference due to remeasurement	2d, 3	(6,420)	4,361,373	(1,828,028)
Appropriation for general reserve		—	(6,492,210)	—
Excess of reacquisition cost over original issuance price of treasury stock	2p	(3,856,813)	(8,272,086)	(509,861)
Cash dividends	33	(36,427,600)	(28,554,789)	(4,500,778)
Ending balance		240,988,683	197,141,234	157,907,328
TOTAL EQUITY		484,558,126	444,071,615	391,984,904

See accompanying notes to consolidated financial statements, which are an integral part of the consolidated financial statements.

P.T. MEDCO ENERGI INTERNASIONAL TBK AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

	2002	2001 (As restated — Note 3)	2000 (As restated — Note 3)
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	411,443,089	383,686,519	358,500,528
Cash paid to suppliers and employees	(144,435,598)	(157,512,716)	(143,861,399)
Cash generated from operations	267,007,491	226,173,803	214,639,129
Interest and financing charges paid	(5,121,736)	(4,953,581)	(3,526,759)
Income tax paid	(78,949,996)	(86,337,914)	(79,074,982)
Net Cash Provided by Operating Activities	182,935,759	134,882,308	132,037,388
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds of (placements in) temporary investments	(1,593,885)	401,469	(401,008)
Placements in investment in shares of stock	(260,035)	—	(875,000)
Proceeds of interest received	1,572,178	3,573,534	455,581
Additions (distribution) to security deposits	36,040	—	(81,710)
Acquisitions of property and equipment	(81,694,606)	(5,180,398)	(11,520,363)
Proceeds from disposal of property and equipment	1,215,139	142,959	116,230
Additions to oil and gas properties	(84,239,926)	(57,343,675)	(21,642,229)
Proceeds (payments) of accounts receivable from related parties	(455,320)	(415,048)	11,735,000
Additions to other assets	(5,271,757)	(1,331,709)	—
Acquisitions of new subsidiaries	(33,299,318)	(1,600,000)	(1,037,498)
Net Cash Used in Investing Activities	(203,991,490)	(61,752,868)	(23,250,997)
CASH FLOWS FROM FINANCING ACTIVITIES			
Payments of bank loans	(2,166,119)	(1,583,961)	—
Proceeds (payments) of long-term notes payable	96,227,644	(21,501,147)	(44,514,127)
Acquisition of treasury stock	(7,767,376)	(29,202,196)	(1,756,802)
Dividends paid	(36,427,600)	(28,554,789)	(4,500,778)
Payment of syndication loan	(6,288,840)	(3,033,000)	(1,684,680)
Payment of property and equipment contract payables	—	—	(611,142)
Payments of loans from non-bank financial institutions	—	—	(12,322,364)
Payments of lease liabilities	—	—	(29,521)
Restricted cash in banks	(2,876,998)	(755,888)	(160,903)
Net Cash Provided by (Used in) Financing Activities	40,700,711	(84,630,981)	(65,580,317)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,644,980	(11,501,541)	43,206,074
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	55,324,026	66,825,567	23,619,493
CASH AND CASH EQUIVALENTS AT END OF YEAR	74,969,006	55,324,026	66,825,567

See accompanying notes to consolidated financial statements, which are an integral part of the consolidated financial statements.

P.T. MEDCO ENERGI INTERNASIONAL TBK AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2002, 2001 and 2000

	2002	2001 (As restated — Note 3)	2000 (As restated — Note 3)
	US$	US$	US$
SUPPLEMENTAL DISCLOSURES			
Noncash investing and financing activities:			
Increase in property and equipment due to revaluation	—	44,829,279	—
Investment in associated company through receivable convertion	273,000	3,000,000	—
Discount on redemption of notes	3,760,377	218,726	9,938,315
Addition in property and equipment through payables to a related party	29,966,932	126,671	—
Donation of property and equipment	—	—	4,224
Acquisition of property and equipment through donation	—	—	107,870
Transfer of oil and gas property from acquisition of working acreage	—	—	7,952,193
Transfer of payable from acquisition of working acreage	—	—	5,660,487
Disposal of property and equipment	653,784	—	—

See accompanying notes to consolidated financial statements, which are an integral part of the consolidated financial statements.

1. GENERAL

a. *Establishment and General Information*

P.T. Medco Energi Internasional Tbk (the Company) was established within the framework of the Domestic Capital Investment Law No. 6/1968 as amended by Law No. 12/1970 based on deed No. 19 dated June 9, 1980 of Notary Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. Y.A.5/192/4 dated April 7, 1981 and was published in State Gazette No. 102 dated December 22, 1981, Supplement No. 1020.

To comply with Corporate Law No.1/1995 and Capital Market Law No. 8/1995, the Company's articles of association were amended by notarial deed No.159 dated June 26, 1997 of Notary Mrs. Poerbaningsih Adi Warsito, S.H. This amendment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-10.492.HT.01.04.Th.97 dated October 8, 1997 and was published in State Gazette No. 64 dated August 10, 1999, Supplement No. 4861.

The most recent amendment of the Company's articles of association was made through deed No. 43 dated July 23, 2002 of Notary Mrs. Poerbaningsih Adi Warsito, S.H., notary in Jakarta and related to the function and authority of the directors and commissioners, the authorized capital, and the rules on annual and extraordinary stockholders' meeting.

The Company's head office is located at Graha Niaga Building, 16th Floor, Jalan Jenderal Sudirman, Kav. 58, Jakarta 12190.

In accordance with article 2 of the Company's articles of association, the scope of its activities comprises, among others, exploration, production of and support services for oil and natural gas and other energy industry activities, including onshore and offshore drilling, and making direct and indirect investments through its subsidiaries.

The Company started its commercial operations on December 13, 1980. The Company had an average total number of employees of 2,274 in 2002, 2,059 in 2001 and 1,958 in 2000.

At December 31, 2002, 2001 and 2000, the Company's management consisted of the following:

	2002	2001	2000
President Commissioner:	Ir. John Sadrak Karamoy	Ir. John Sadrak Karamoy	Ir. Hertriono Kartowisastro
Commissioners:	Ir. Yani Yuhani Rodyat	Ir. Wijarso	Ir. Wijarso
	Gustiaman Deru	Ir. Yani Yuhani Rodyat	Ir. Yani Yuhani Rodyat
	Chitrapongse Kwangsukstith	Gustiaman Deru	Gustiaman Deru
	Maroot Mrigadat	Michael Watzky	Michael Watzky
	Andrew Purcell	Lap Wai Chan	Lap Wai Chan
President Director:	Ir. Hilmi Panigoro, MSc	Ir. Hilmi Panigoro, MSc	Ir. John Sadrak Karamoy
Directors:	Sugiharto, SE, MBA	Sugiharto, SE, MBA	Sugiharto, SE, MBA
	Peerachat Pinprayong	Ir. Darmoyo Doyoatmojo, MBA, MSc	Ir. Darmoyo Doyoatmojo, MBA, MSc
	Rashid Irawan Mangunkusumo, BSc, MEng	Rashid Irawan Mangunkusumo, BSc, MEng	Ir. Hilmi Panigoro, MSc

Mr. Ir. Hertriono Kartowisastro, President Commissioner, resigned effective April 9, 2001 and was replaced by Mr. Ir. John Sadrak Karamoy on October 1, 2001. Mr. Hilmi Panigoro, MSc., and Mr. Rashid Irawan Mangunkusumo, BSc, MEng, were also appointed on the same date as the new President Director and Director, respectively, whose appointments were approved at the Extraordinary Shareholders' Meeting on June 25, 2001.

In relation to the change in ownership of New Links Energy Resources Limited (New Links), the Company's controlling shareholder as discussed in Note 24, on February 8, 2002, a General Meeting of Shareholders was held to increase the number and change the composition of the members of the board of directors and commissioners effective on the date of the meeting. Mr. Michael Watzky and Mr. Lap Wai Chan were replaced by Mr. Chitrapongse Kwangsukstith and Mr. Tevin Vongvanich as commissioners, while Mr. Ir. Darmoyo Doyoatmojo MBA, MSc., was replaced by Mr. Peerachat Pinprayong as director. Moreover, Mr. Ir. Darmoyo Doyoatmojo, MBA, MSc., was named as a new member of the board of commissioners and Mr. Ir. John Sadrak Karamoy and Mr. Ir. Wijarso were appointed as independent commissioners.

On August 30, 2002, the Company held an Extraordinary Shareholders' Meeting during which the resignation of Mr. Tevin Vongvanich as commissioner and the appointment of Mr. Maroot Mrigadat and Mr. Andrew Purcell as new commissioners and Mr. Gustiaman Deru as an independent commissioner were approved effective the date of the meeting. On December 1, 2002, Mr. Ir. Darmoyo Doyoatmojo, MBA, MSc. resigned as commissioner. On December 13, 2002, Ir. Wijarso, one of the Company's commissioners, passed away.

Salaries and other fringe benefits paid to the Commissioners and Directors, including personal income tax, amounted to approximately US$5,655,253 in 2002, US$4,555,853 in 2001 and US$3,414,305 in 2000.

b. *Subsidiaries*

The Company has ownership interest of more than 50%, directly or indirectly, in the following subsidiaries:

	Subsidiaries and their main activities; Jurisdictions of Incorporation	Description	Percentage of Ownership	Start of Commercial Operations	Total Assets as of December 31, 2002
					US$
1.	Exploration and production of oil and gas				
	P.T. Exspan Tarakan (ET), Indonesia	Production Sharing Contract (PSC) with PERTAMINA until 2022.	95.93%	May 1, 1992	49,639,027
	P.T. Exspan Kalimantan (EK), Indonesia	Technical Assistance Contract (TAC) with PERTAMINA until 2008.	95.93%	May 1, 1992	84,554,505
	P.T. Exspan Nusantara (EN), Indonesia	PSC with PERTAMINA until 2013.	99.99%	November 3, 1995	78,931,015

Notes to Consolidated Financial Statements — (Continued)
December 31, 2002, 2001 and 2000 and for the years then ended

Subsidiaries and their main activities; Jurisdictions of Incorporation	Description	Percentage of Ownership	Start of Commercial Operations	Total Assets as of December 31, 2002
				US$
Exspan Airsenda, Inc. (EAS), Delaware USA	PSC with PERTAMINA until 2023.	100.00%	November 3, 1995	182,321,761
Exspan Airlimau, Inc. (EAL), Delaware USA	PSC with PERTAMINA until 2023.	100.00%	November 3, 1995	182,321,761
Exspan Exploration and Production Pasemah, Ltd. (EEP), Bahamas	PSC with PERTAMINA until 2003. The Company has already proposed to relinquish the PSC. Until the date of the financial statements, the relinquishment is still in process.	100.00%	November 3, 1995	82,210
Exspan Pasemah, Inc. (EP), Delaware USA	PSC with PERTAMINA until 2003. The Company has already proposed to relinquish the PSC. Until the date of the financial statements, the relinquishment is still in process.	100.00%	November 3, 1995	82,210
Enserch Far East Limited, Cayman Island	PSC - Joint Operating Body (JOB) with PERTAMINA until 2018.	100.00%	February 29, 1988	35,513,907
Exspan Cumi-Cumi (L) Inc., Malaysia	PSC with PERTAMINA until 2010. The Company has already proposed to relinquish the PSC. PERTAMINA through BP Migas has approved the relinquishment with its letter No. 445/BP00000/ 2002-SI dated August 20, 2002.	95.93%	Has not started commercial operations	—

Subsidiaries and their main activities; Jurisdictions of Incorporation	Description	Percentage of Ownership	Start of Commercial Operations	Total Assets as of December 31, 2002
				US$
P.T. Exspan Energi Nusantara (EEN), Indonesia	Generation, distribution and maintenance of the supply of electrical energy.	94.97%	Has not started commercial operations	33,598
Senoro Toili (Indonesia) Ltd., Bahamas	Participating interest in PSC - JOB was transferred to P.T. Exspan Tomori Sulawesi on October 9, 2000.	100.00%	Has not started commercial operations	2
P.T. Exspan Tomori Sulawesi, Indonesia	PSC - JOB with PERTAMINA until 2027.	99.99%	Has not started commercial operations	23,018,410
Medco Simenggaris Pty. Ltd., Australia	PSC - JOB with PERTAMINA until 2028.	2002: 60.00% 2001: 75.00% 2000: 75.00%	Has not started commercial operations	8,826,837
Medco Madura Pty. Ltd., Australia	PSC - JOB with PERTAMINA until 2027.	2002: 51.00% 2001: 75.00% 2000: 75.00%	Has not started commercial operations	8,764,968
Exspan Myanmar (L), Inc., Malaysia	PSC with Myanmar Oil and Gas Enterprise. The Company has already proposed to relinguish the PSC. As at the date of the financial statements, the relinquishment was still in process.	100.00%	Has not started commercial operations	1,011
EEX Asahan Limited, Cayman Island	PSC - JOB with PERTAMINA until 2026.	100.00%	Has not started commercial operations	—
Medco Lematang Limited, Malaysia	PSC with PERTAMINA until 2017.	100.00%	Has not started commercial operations	2,354,239
P.T. Petroner Bengara Energi, Indonesia	PSC with PERTAMINA until 2023.	95.00%	Has not started commercial operations	492,915

P.T. MEDCO ENERGI INTERNASIONAL TBK AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
December 31, 2002, 2001 and 2000 and for the years then ended

	Subsidiaries and their main activities; Jurisdictions of Incorporation	Description	Percentage of Ownership	Start of Commercial Operations	Total Assets as of December 31, 2002
					US$
	PT. Musi Banyuasin Energi Indonesia	Processing and distribution of oil and gas proceed.	99.90%	Has not started commercial operations	727,660
2.	Drilling services				
	P.T. Apexindo Pratama Duta Tbk (Apexindo) Indonesia	Onshore and offshore drilling operations of oil and natural gas, and related services for companies involved in the oil and gas industry.	2002: 77.53% 2001: 86.16% 2000: 85.00%	1992	216,358,317
	P.T. Antareja Jasatama Indonesia	Open fields for mining activities and services related to drilling operations.	77.20%	June 18, 1999	1,393,193
	P.T. Exspan Petrogas Intranusa (EPI) Indonesia	Conducting activities and/or rendering services to companies involved in oil and natural gas exploration and production.	99.99%	1999	22,556,172
3.	Methanol gas production				
	P.T. Medco Methanol Bunyu (MMB) Indonesia	Production of methanol and its derivatives under the Refinery Agreement with PERTAMINA until 2017.	99.99%	November 3, 1995	22,378,142
4.	Others				
	Medco Energi Finance Overseas, B.V. (MEFO) The Netherlands	Raising funds by issuing debt securities and marketable securities	100.00%	October 14, 1999	57,365,120
	MEI Euro Finance Limited (MEFL) Mauritius	Raising funds by issuing debt securities.	100.00%	March 19, 2002	90,513,237
	Medco International Venture Ltd. (MIV) Malaysia	Exploration and production of oil and natural gas.	100.00%	Has not started commercial operations	8,865,763

On December 27, 2001, two subsidiaries of the Company, Apexindo and P.T. Medco Antareja (MEA) entered into a merger in which Apexindo is the surviving entity. The merger was approved by the Minister of Law and Legislation on December 27, 2001.

Please refer to Note 37 for further discussion of the nature of PSC, PSC-JOB and TAC.

c. *Public Offering of Shares*

On September 13, 1994, the Company obtained the Notice of Effectivity from the Chairman of Capital Markets Supervisory Board (Bapepam) in his letter No. S-1588/PM/1994 for the Company's initial public offering of 22,000,000 shares with par value of Rp 1,000 per share. The shares were listed on the Jakarta Stock Exchange on October 12, 1994.

On November 16, 1999, the Company obtained the Notice of Effectivity No. S-2244/PM/1999 from the Chairman of Bapepam for the Limited Public Offering of a maximum of 379,236,000 shares through Rights Issue I to shareholders. A total of 321,730,290 new shares were issued in this offering, which were listed on the Jakarta Stock Exchange on November 19, 1999. On June 26, 1997, the shareholders approved, among other things, the Company's plan to change the par value of shares from Rp 1,000 per share to Rp 500 per share.

Based on the Extraordinary Shareholders Meeting as stated in deed No. 32 dated January 25, 2000 of Notary Mrs. Poerbaningsih Adi Warsito S.H., the Shareholders approved, among other things, the Company's stock split from Rp 500 to Rp 100 par value per share.

On May 31, 2000, the Jakarta Stock Exchange announced a Rp 500 to Rp 100 par value per share stock split.

As of December 31, 2002, all 3,332,451,450 of the Company's shares were listed on the Jakarta Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Consolidated Financial Statement Presentation*

The consolidated financial statements have been prepared using accounting principles and reporting practices generally accepted in Indonesia. Such consolidated financial statements are an English translation of the Company and its subsidiaries' statutory report in Indonesia and are not intended to present the financial position and results of operations, changes in equity and cash flows in accordance with accounting principles and reporting practices generally accepted in other countries and jurisdictions.

The consolidated financial statements, except for the statements of cash flows, are prepared under the accrual basis of accounting. The measurement basis used is the historical cost method, except for certain accounts which are measured on the bases described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method, which classifies cash flows into operating, investing, and financing activities.

The reporting currency used in the preparation of the consolidated financial statements is the United States Dollar (U.S. Dollar) (Note 3).

b. *Principles of Consolidation*

The consolidated financial statements include the financial statements of the Company and its subsidiaries wherein the Company has direct or indirect ownership interest of more than 50%. Intercompany balances and transactions including unrealized gain/loss on intercompany transactions are eliminated to reflect the financial position and the results of operations of the Company and its subsidiaries as one business entity.

c. *Business Acquisitions*

Business acquisitions are accounted for using the purchase method. The excess of acquisition cost over the Company's interest in fair value of net assets of oil and gas subsidiaries acquired is included under oil and gas property as fair value adjustment, which is amortized over the life of the Production Sharing Contract or 18 years using the unit of production method. The excess of the Company's interest in the fair value of net assets over cost of the investments is recognized as negative goodwill and is treated as deferred income, which is amortized using the straight-line method over 20 years.

d. *Foreign Currency Transactions and Translations*

The books of accounts of the Company and its non-oil and gas subsidiaries, except MEFO, Apexindo, MMB and EPI, are maintained using U.S. Dollars in 2002, and in Rupiah in 2001 and 2000 (Note 3). The books of account of the Company's oil and gas subsidiaries are maintained in U.S. Dollars. Transactions during the year involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the rates of exchange prevailing at that date. The resulting gains or losses are credited or charged to current operations.

The books of accounts of MEFO are maintained in Euros. For consolidation purposes, assets and liabilities of MEFO are translated into U.S. Dollars using the rates of exchange prevailing at balance sheet date, equity are translated using historical rates of exchange, while revenues and expenses and cash flows are translated using average rates of exchange. The resulting foreign exchange differences are credited or charged to "Translation Adjustments", a separate component of equity. The books of accounts of Apexindo, MMB and EPI are maintained in Rupiah. For consolidation purposes, the accounts of Apexindo, MMB and EPI, subsidiaries with the U.S. Dollar as functional currency, but which use Rupiah as their reporting currency, have been remeasured into U.S. Dollars in order to reflect more closely their economic substance (Note 3).

e. *Transactions with Related Parties*

Related parties consist of the following:

1) companies that directly or indirectly, through one or more intermediaries, control, or are controlled by, or are under common control with, the Company (including holding companies, subsidiaries and fellow subsidiaries);

2) associated companies;

3) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the company, and close members of the family of any such individuals (close members of the family are those who can influence or can be influenced by such individuals in their transactions with the Company);

4) key management personnel who have the authority and responsibility for planning, directing and controlling the Company's activities, including commissioners, directors and managers of the Company and close members of their families; and

5) companies in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (3) or (4) or over which such a person is able to exercise significant influence. These includes companies owned by commissioners, directors or major stockholders of the Company and companies which have a common key member of management as the Company.

All transactions with related parties, whether or not made at similar interest rates or prices, terms and conditions as those done with third parties, are disclosed in Note 35 to the consolidated financial statements.

f. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted bank deposits with maturities of three months or less from the date of placement.

g. *Investments*

Time deposits

Time deposits with maturities of three months or less that are pledged as securities for loans and time deposits with maturities of more than three months are presented as temporary investments and are stated at nominal value.

Investments in associated companies

Investments in shares of stock with an ownership interest of 20% to 50%, directly or indirectly owned, are accounted for using the equity method whereby the Company's proportionate share in net income or loss of the associated company after the date of acquisition and the dividends received are added to or deducted from the acquisition cost of the investments. Equity in net income or loss is adjusted for the straight-line amortization over five years of goodwill. The carrying amount of these investments is written down to recognize a permanent decline in value of the individual investments. Any such write-down is charged directly to current operations.

Difference due to Change in Equity of Subsidiaries and Associated Companies

Changes in the value of investments in subsidiaries and associated companies arising from capital transactions of such subsidiaries or associated companies with other parties are recognized in equity as a difference due to change in equity of subsidiaries or associated companies and recognized as revenue or expense in the period the investments are disposed of.

h. *Allowance for Doubtful Accounts*

Allowance for doubtful accounts is provided based on a review of the status of the individual receivable accounts at the balance sheet date.

i. *Inventories*

Inventories of methanol, spare parts and other supplies for drilling rigs, wells and equipment are stated at cost or net realizable value, whichever is lower. Cost is determined using the weighted average method.

j. *Prepaid Expenses*

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

k. *Property and Equipment — Direct Acquisitions*

Property and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation. Certain assets were revalued based on independent appraisal made in accordance with Indonesian Government Regulation. Any revaluation increment related to the revaluation of property and equipment is credited to a separate account under equity.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	20
Offshore drilling rigs	17-21
Onshore drilling rigs	4-8
Offshore drilling pipes	4
Mud equipment	5
Offshore rig equipment	5
Onshore rig equipment	8
Vehicles	3-5
Leasehold improvements	3-8
Office and other equipment	3-5

Land is stated at cost and is not depreciated.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is the higher of net selling price or value in use.

The cost of maintenance and repairs is charged to operations as incurred; expenditures which extend the useful life of the asset or result in increased future economic benefits are capitalized. When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in current operations.

Construction in progress is stated at cost and is transferred to the respective property and equipment account when completed and ready for use.

l. *Oil and Gas Properties*

The Company's subsidiaries engaged in the oil and gas industry use the successful efforts method of accounting for oil and gas activities. Under this method, costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Geological and geophysical costs and other exploration costs are charged to income as incurred.

The costs of drilling exploratory wells, including the costs of drilling exploratory-type stratigraphic test wells, are initially capitalized and recorded as part of uncompleted wells, equipment and facilities. If the well is found to have proved reserves, the capitalized costs of drilling the well are included in wells and related equipment and facilities. However, should the efforts be determined unsuccessful, such costs are charged against income.

The costs of drilling development wells and development-type stratigraphic test wells, including costs of dry holes, platforms, well equipment and attendant production facilities, are capitalized as uncompleted wells, equipment and facilities. Uncompleted wells, equipment and facilities are transferred to wells and related equipment and facilities when drilling or construction is completed.

Depreciation and amortization of oil and gas properties, except unoperated acreage and uncompleted wells, equipment and facilities, are calculated based on the unit of production method, using gross production divided by gross proved reserves.

Costs to acquire the rights to explore for, and produce oil and gas are recorded as unoperated acreage or operated acreage. Unoperated acreage is periodically assessed for impairment in value, and a loss is recognized at the time of impairment.

m. *Intangible Assets*

Costs to acquire and prepare software for use are recorded as an intangible asset and are amortized over four years based on the estimated useful life using the straight-line method.

Costs incurred in connection with the acquisition of the rights to operate PERTAMINA's Bunyu Methanol Refinery were deferred and are being amortized over three years using the straight-line method.

n. *Issuance Costs of Notes Payable*

Notes payable issuance costs are deducted directly from the proceeds of the related notes payable to determine the net proceeds. The difference between the net proceeds and face value represents a discount which is amortized using the straight-line method over the term of the notes.

o. *Deferred Gain on Exchange of Non Monetary Assets*

The portion of the gain resulting from the exchange of nonmonetary assets which represents the economic interest retained are deferred and will be amortized based on the remaining economic life of the asset transferred.

p. *Treasury Stock*

Reacquisition of capital stock to be held as treasury stock for possible reissue is accounted for under the par value method. Par value of treasury stock is presented as a reduction from the capital stock account. If the treasury stock had been originally issued at a price above par value, the related additional paid-in capital account is debited. Any excess of the reacquisition cost over the original issuance price is debited to retained earnings.

q. *Revenue and Expense Recognition*

Revenue from drilling and related services is recognized when the service is rendered to the customer.

Revenue from sales of crude oil and gas is recognized based on delivery to the customer.

Revenue from sales of methanol is recognized when the goods are delivered to the customer.

Expenses are recognized when incurred.

r. *Pension and Other Employee Benefit Plans*

1. Pension Plan

Subsidiaries involved in oil and gas exploration and production have established defined contribution pension plans covering all their local permanent employees. The plans are funded by contributions from both the subsidiaries and their employees based on a certain percentage of the employees' salary. The subsidiaries' pension costs are accrued when incurred.

2. Other Employee Benefit Plans

The Company and its subsidiaries recognize the employee benefit obligations relating to an employee's death, retirement or resignation, among others, based on Decree No. Kep-150/Men/2000 dated June 20, 2000, issued by the Minister of Manpower and the terms of the employment contract of the employees.

Current service costs is charged to operations in the current period. Past service costs determined on the year of adoption of the abovementioned decree is treated as a transitional liability, which is amortized over 5 years using the straight-line method.

The actuarial calculation method used is the projected unit credit method.

s. *Income Tax*

The Company and its subsidiaries determine their income taxes in accordance with Statement of Financial Accounting Standards (PSAK) No. 46, "Accounting for Income Taxes", except for subsidiaries involved in oil and gas exploration and production, which are subject to a final tax rate.

Final Income Tax and Dividend Tax

Subsidiaries involved in the oil and gas exploration and production are subject to a final tax rate of 35% as stated in the PSC, except for EAS and EAL, which use 30% and ET which uses 45%, of gross oil and gas revenue net of all production and operating expenditures and other nontaxable and nondeductible items. Dividend tax is computed at 20%, except for EN which is computed at 15%, of income after corporate income tax.

Subsidiaries operating under the provisions of a TAC are subject to a final income tax and dividend tax at the rate of 35% and 13%, respectively, based on income net of all production and operating expenditures and other nontaxable and nondeductible items.

The difference between the financial statement carrying amounts of assets and liabilities and their respective final tax bases are considered permanent differences and therefore no deferred tax assets or liabilities are recognized.

Non-final Income Tax

Current tax expense of the Company and non-oil and gas subsidiaries is determined based on the taxable income for the year using prevailing tax rates.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable taxable income will be available in future periods against which the deductible temporary differences can be utilized.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the statement of income, except for items charged or credited directly to equity, in which case the related deferred tax is also charged or credited directly to equity.

Deferred tax assets and liabilities are offset in the balance sheet, except when these are for different legal entities, in the same manner current tax assets and liabilities are presented.

t. *Earnings per Share*

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year.

Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding as adjusted for the effects of all potential dilution.

u. *Segment Information*

Segment information is prepared using the accounting policies adopted for preparing and presenting the consolidated financial statements. The primary format in reporting segment information is based on business segments, while secondary segment information is based on geographical segments.

A business segment is a distinguishable component of an enteprise that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments.

A geographical segment is a distinguishable component of an enteprise that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

Inter-segment revenues is allocated on the basis of line of business.

v. *Use of Estimate*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in Indonesia requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management uses its best estimates and judgements, actual results could differ from these estimates as future confirming events occur, particularly in respect of oil and gas reserves (Note 14).

3. CHANGE IN REPORTING CURRENCY

Effective January 1, 2002, the Company changed its reporting currency from Rupiah to U.S. Dollar based on PSAK No. 52, "Reporting Currency".

The Company has identified the U.S. Dollar as its functional currency based on sales price, cash flows and expense indicators as required by PSAK No. 52. Accordingly, the Company maintains its books of accounts and presents its financial statements in U.S. Dollars. This change has been approved by the Minister of Finance of the Republic of Indonesia in his decree No. MEI-641/PJ.42/2001 dated October 19, 2001.

Prior to the adoption of PSAK No.52, the Company maintained its books of accounts and presented the consolidated financial statements in Rupiah.

For recording purposes, the beginning balances of the 2002 accounts of the Company and Apexindo, MMB and EPI, subsidiaries with the U.S. Dollar as its functional currency, but who use the Rupiah as their reporting currency, were remeasured to U.S. Dollars using the following bases:

- Monetary assets and liabilities were remeasured using the exchange rate at balance sheet date;
- Nonmonetary assets, liabilities and capital stock were remeasured using historical exchange rates;
- Cash dividends were remeasured using rates when dividends were recorded;
- Revenues and expenses were remeasured using the weighted average exchange rate for the year except for revenues and expenses relating to assets and liabilities which were remeasured using historical exchange rates; and
- The resulting differences from the above remeasurement were included in retained earnings.

For comparative purposes, the consolidated financial statements for the years ended December 31, 2001 and 2000, were remeasured and restated to U.S. Dollars to reflect the functional currency of the Company and its subsidiaries using the bases described above.

A summary of the 2001 and 2000 consolidated balance sheets and consolidated statements of income before and after remeasurement and restatement is as follows:

	2001		2000	
	As previously reported	As restated	As previously reported	As restated
	Rp'000	US$	Rp'000	US$
Balance sheets				
Current assets	1,774,997,199	175,830,849	1,603,641,718	172,205,138
Property and equipment — net	1,041,271,843	122,755,364	440,069,780	90,023,230
Other noncurrent assets	2,542,667,775	250,201,788	2,326,856,261	246,484,988
Total assets	5,358,936,817	548,788,001	4,370,567,759	508,713,356
Current liabilities	625,101,692	60,105,930	578,913,457	60,334,909
Noncurrent liabilities	225,852,715	21,647,550	375,940,299	38,015,781
Negative goodwill	12,883,765	5,547,251	13,817,723	5,949,384
Minority interests in net assets of subsidiaries	164,330,525	17,415,655	70,841,951	12,428,378
Equity	4,330,768,120	444,071,615	3,331,054,329	391,984,904
Total liabilities and equity	5,358,936,817	548,788,001	4,370,567,759	508,713,356

	2001		2000	
	As previously reported	As restated	As previously reported	As restated
	Rp'000	US$	Rp'000	US$
Statements of income				
Net sales and operating revenues	3,957,343,221	384,848,921	3,118,297,367	349,841,844
Cost of sales and direct expenses	1,586,227,107	158,775,644	1,351,826,465	151,534,937
Gross profit	2,371,116,114	226,073,277	1,766,470,902	198,306,907
Operating expenses	326,232,366	32,421,941	306,737,961	34,734,511
Income from operations	2,044,883,748	193,651,336	1,459,732,941	163,572,396
Other charges — net	(429,495,714)	(27,901,021)	(295,403,452)	(36,835,611)
Income before tax	1,615,388,034	165,750,315	1,164,329,489	126,736,785
Tax expense	(898,080,934)	(87,044,677)	(668,295,024)	(75,928,949)
Extraordinary item	2,434,825	218,726	84,587,510	9,938,315
Income before minority interests in subsidiaries	719,741,925	78,924,364	580,621,975	60,746,151
Minority interests in net income of subsidiaries	(15,223,168)	(732,746)	(8,292,320)	227,718
Net income	704,518,757	78,191,618	572,329,655	60,973,869

The exchange rates used in remeasuring the accounts are as follows:

December 31,		Historical rate		Average rate	
2001	2000	2001	2000	2001	2000
Rp/US$1	Rp/US$1	Rp/US$1	Rp/US$1	Rp/US$1	Rp/US$1
10,400	9,595	977-14,900	977-14,900	8,956-11,294	7,244-10,269

The exchange rates were published by Bank Indonesia.

4. CASH AND CASH EQUIVALENTS

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Cash on hand	16,406	15,748	32,421
Cash in banks			
Related party			
Rupiah			
Bank Himpunan Saudara 1906	2,873,316	876,737	602,040
Third parties			
Rupiah			
P.T. Bank Mandiri (Persero)	1,424,618	929,830	740,201
Bank Niaga	972,980	58,164	34,543
Bank Internasional Indonesia	104,748	80,506	8,312
Bank Rakyat Indonesia	64,503	14,648	390,409
Citibank	63,343	4,922,462	75,924
Bank Lippo	23,956	22,961	28,656
Bank Danamon	1,033	871	922
Chase Manhattan Bank	—	573	184
U.S. Dollar			
Citibank	66,760,585	44,888,727	27,910,794
Standard Chartered Bank	512,319	560,491	276,371
Bank Niaga	458,017	543,530	88,987
P.T. Bank Mandiri (Persero)	168,437	102,678	68,708
Myanmar Foreign Trade Bank	27,513	15,530	23,508
Chase Manhattan Bank	18,212	17,628	18,050
Mizuho Corporate Bank, Ltd. (formerly The Fuji Bank Ltd., Singapore)	13,942	13,795	13,307
Hong Kong Shanghai Banking Corporation	10,729	6,657	1,010
Bank BNI 1946	2,536	—	—
Bank Internasional Indonesia	2,445	2,403	1,902,308
Bank Danamon	1,156	1,190	992
Bank IFI	374	366	348
The Dai-Ichi Kangyo Bank	—	398,296	332,877
ABN Amro	2,366	—	—
AED Dirham			
Citibank	55,317	100,978	52,033
Subtotal	73,578,851	53,574,769	32,602,905

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Time deposits			
Related party			
Rupiah			
Bank Himpunan Saudara 1906	1,110,513	939,493	490,287
Third parties			
Rupiah			
P.T. Bank Mandiri (Persero)	279,642	29,327	83,898
Bank Niaga	—	184,712	1,148,402
Citibank	—	—	468,995
U.S. Dollar			
Citibank	—	500,725	4,940,000
Standard Chartered Bank	—	—	5,000,000
Bank Niaga	—	95,000	1,653,080
Deutsche Bank	—	—	20,000,000
The Dai-ichi Kangyo Bank	—	—	438,000
Subtotal	1,390,155	1,749,257	34,222,662
Total	74,969,006	55,324,026	66,825,567
Interest rates on time deposits per annum			
Rupiah	6.92%-13%	11%-17%	6%-13.22%
U.S. Dollar	—	1%-5%	3.5%-6.65%

5. TEMPORARY INVESTMENT

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Time deposits with maturity of more than 3 months			
U.S. Dollar			
Bank Bumiputera	2,500,000	—	—
The Dai-Ichi Kangyo Bank	—	—	220,000
Time deposits used as collateral			
Rupiah			
Standard Chartered Bank	—	—	925,169
U.S. Dollar			
The Dai-Ichi Kangyo Bank	—	785,000	—
Hong Kong Shanghai Banking Corporation	474,500	474,500	474,500
P.T. Bank Mandiri (Persero)	—	100,750	96,350
Bank Niaga	67,700	88,065	133,765
Total	3,042,200	1,448,315	1,849,784
Interest rates per annum			
Rupiah	—	—	7.5%
U.S. Dollar	2%-3%	2%-5%	5%-7%

Certain time deposits are used as collateral for the issuance of bank guarantee certificates, letters of credit and performance bond and bid bond in the normal course of business.

6. TRADE ACCOUNTS RECEIVABLE FROM THIRD PARTIES

a. *By debtor:*

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Third parties			
Local debtors	37,732,448	54,916,430	49,141,432
Foreign debtors	38,041,288	12,395,810	17,008,406
Total	75,773,736	67,312,240	66,149,838
Allowance for doubtful accounts	(1,359,799)	(1,629,766)	(1,075,415)
Net	74,413,937	65,682,474	65,074,423

b. *By age category:*

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Not yet due	46,716,170	35,229,873	32,865,463
1-30 days past due	18,744,585	19,106,992	23,011,560
31-60 days past due	5,804,081	7,620,537	4,250,565
61-90 days past due	2,371,345	1,295,073	2,558,596
91-120 days past due	307,556	1,251,205	2,111,539
More than 120 days past due	1,829,999	2,808,560	1,352,115
Total	75,773,736	67,312,240	66,149,838
Allowance for doubtful accounts	(1,359,799)	(1,629,766)	(1,075,415)
Net	74,413,937	65,682,474	65,074,423

c. *By currency:*

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Rupiah	662,231	393,442	2,595,776
U.S. Dollar	75,104,960	66,899,272	63,543,699
Singapore Dollar	4,690	5,156	10,363
AED Dirham	1,855	14,370	—
Total	75,773,736	67,312,240	66,149,838
Allowance for doubtful accounts	(1,359,799)	(1,629,766)	(1,075,415)
Net	74,413,937	65,682,474	65,074,423
Changes in allowance for doubtful accounts:			
Beginning balance	1,629,766	1,075,415	202,474
Additions	473,405	554,351	1,075,415
Write-offs	(743,372)	—	(202,474)
Ending balance	1,359,799	1,629,766	1,075,415

Management believes that the allowance for doubtful receivables from third parties is adequate to cover possible losses on uncollectible accounts.

Management also believes that there are no significant concentrations of credit risk in third party receivables.

Accounts receivable generated from Apexindo's onshore drilling rigs No. 2, 5, 6 and 9 were used as collateral for the Company's syndicated loan (Note 20).

7. OTHER ACCOUNTS RECEIVABLE

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
P.T. Tugu Pratama Indonesia	16,679,129	—	—
PERTAMINA	11,657,327	11,004,212	9,671,883
Loans to employees	5,482,684	3,060,014	1,746,732
Others	4,315,168	3,540,857	2,607,800
Total	38,134,308	17,605,083	14,026,415

Accounts receivable from P.T. Tugu Pratama Indonesia (TPI) represent the insurance claim that has already been approved for payment by TPI as compensation for the damage to Apexindo's rig Maera from a gas explosion accident on March 1, 2002 (Note 30).

Accounts receivable from PERTAMINA represent Value Added Tax (VAT) that has been paid by subsidiaries involved in the oil and gas industry that are reimbursable from PERTAMINA, and PERTAMINA's field operational expenses advanced by subsidiaries.

8. INVENTORIES

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Spare parts, well supplies and others	31,261,874	23,254,836	18,516,233
Materials in transit	2,905,118	2,439,883	329,324
Methanol	812,619	1,421,647	528,398
Total	34,979,611	27,116,366	19,373,955
Allowance for decline in value	(914,928)	(933,998)	(65,719)
Net	34,064,683	26,182,368	19,308,236
Changes in the allowance for decline in value of inventories:			
Beginning balance	933,998	65,719	—
Additions	—	868,279	65,719
Write-offs	19,070	—	—
Ending balance	914,928	933,998	65,719

At December 31, 2002, all inventories and property and equipment, except land, were insured for US$174,649,005 and Rp 19,965,182 thousand (Note 13).

9. PREPAID TAXES

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
The Company			
Corporate income tax overpayments	1,210,952	599,169	687,478
Value added tax	122,091	33,794	—
Subtotal	1,333,043	632,963	687,478
Subsidiaries			
Corporate income tax overpayments	7,111,306	4,754,131	1,700,522
Value added tax	8,056,943	3,369,844	1,976,335
Subtotal	15,168,249	8,123,975	3,676,857
Total	16,501,292	8,756,938	4,364,335

10. RESTRICTED CASH IN BANKS

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Standard Chartered Bank	2,012,506	1,089,258	—
Morgan Stanley	1,250,000	—	—
Bank BNI 1946	703,750	—	—
P.T. Bank Mandiri (Persero)	—	—	333,370
Total	3,966,256	1,089,258	333,370

Amounts in Standard Chartered Bank represent refundable deposits in connection with guarantee facilities obtained by subsidiaries from the bank (Note 38).

Amounts in Morgan Stanley represent eligible collateral in connection with the interest rate swap transaction between MEFL with Morgan Stanley. This collateral shall be held by Morgan Stanley until the termination date of the transaction (Note 38).

Amounts placed in Bank BNI 1946 represent funds placed by Apexindo in connection with the issuance of a bank guarantee certificate by the bank to TotalFinaElf Indonesie.

Amounts in P.T. Bank Mandiri (Persero) represent an escrow account required under a credit facility obtained by a subsidiary from the bank. The required minimum balance of the escrow account is equivalent to one month of principal installment plus interest due the following month (Note 20). The subsidiary, however, deposits the required funding in this account close to the principal and interest payment dates.

11. ACCOUNTS RECEIVABLE FROM RELATED PARTIES

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Medco Central Asia Ltd. (MCA)	53,068,518	53,068,518	53,077,500
PT Medco Duta (DUTA)	29,395,496	29,395,496	29,681,901
PT Medco Inti Dinamika (INTI)	4,623,095	5,103,206	5,417,611
Mesa Drilling Inc.	1,952,148	775,591	—
Probe Technology Service Inc.	17,824	250,000	—
Others	—	8,950	9,701
Total	89,057,081	88,601,761	88,186,713
Allowance for doubtful accounts	(87,087,109)	(87,087,109)	(52,578,310)
Total	1,969,972	1,514,652	35,608,403

Changes in allowance for doubtful accounts:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Beginning balance	87,087,109	52,578,310	20,367,466
Additions	—	34,508,799	32,210,844
Ending balance	87,087,109	87,087,109	52,578,310

Receivables from MCA were originally recorded as a security deposit paid to MCA to secure the rights to operate JSC-Mangistaumunaigaz (JSC-M) described as follows:

a. JSC-M is an oil and gas production and exploration company established in Kazakhstan. JSC-M's major stockholder is Central Asia Petroleum, a subsidiary of MCA.

b. The Company and MCA signed a Memorandum of Understanding (MOU) on May 12, 1997, whereby the Company would be nominated as the operator of JSC-M's operations.

The MOU was in effect until November 12, 1999 and was not extended. Since that date, the security deposit was presented under accounts receivable from related parties.

Receivables from DUTA and INTI represent unsecured intercompany accounts and related accrued interest.

In connection with the restructuring of loans of DUTA and INTI with its creditors, a Debt Acknowledgement Agreement was signed by the Company, DUTA and INTI on September 15, 2000. In accordance with the agreement, the interest rate per annum was changed from 12% to 7% for the Rupiah loan and 8% to 5% for the U.S. Dollar loan. In addition, the repayment terms of the loans were also changed to 8 years from the date of the agreement with a 3 year grace period.

Based on management's evaluation of the financial condition of MCA, DUTA and INTI, the ability of these companies to repay their debts to the Company in the future is doubtful, hence management has provided an allowance for doubtful accounts of US$87,087,109 in 2002 and 2001 and US$52,578,310 in 2000.

Starting in 2000, the Company did not accrue the interest income on the receivables from MCA, DUTA and INTI. Legally, the interest income is still a valid receivable from these affiliates. The Company records the interest as interest income when received.

Under the Decree of the Chairman of Bapepam No. KEP-84/PM/1996, as amended by Decree No. KEP-12/PM/1997 dated April 30, 1997 and Decree No. KEP-32/PM/2000 dated August 22, 2000, the above receivables from related parties require approval from independent shareholders as these transactions may be construed as a conflict of interest between the Company and its related parties.

In accordance with the above mentioned decree from the Chairman of Bapepam and his letter No.S 1896/PM/2002 dated August 28, 2002 addressed to the Company, the Extraordinary Meeting of the Independent Shareholders was conducted on August 30, 2002, wherein the said shareholders agreed on rescheduling the repayment of the receivables from DUTA and INTI up to 9 years starting from the date of such meeting and gave the Company's management the authority to sell such restructured receivables based on existing market mechanisms and in accordance with applicable regulations. At the date of the financial statements, the sale of the restructured receivables is still in process.

12. INVESTMENTS IN SHARES OF STOCK

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Mesa Drilling Inc.	2,139,167	2,827,973	—
Probe Technology Service Inc.	876,636	716,340	784,524
Total	3,015,803	3,544,313	784,524

Mesa Drilling Inc.

This account represents Apexindo's 50% ownership interest in Mesa Drilling, Inc. (MESA). MESA is a company located in Houston, Texas in the United States of America, which is engaged in onshore drilling operations. The investment was paid by transferring one onshore rig at an agreed amount of US$3,000,000, as stated in the Agreement for the Sale and Purchase of and Subscription for Shares in Mesa Drilling Inc. dated April 10, 2001.

At December 31, 2002 and 2001, the carrying amount of this investment, which is accounted for under the equity method, was as follows:

	2002 (As restated - Note 3)	2001 (As restated - Note 3)
	US$	US$
Initial investment	2,827,973	3,000,000
Equity in net loss	(688,806)	(172,027)
Carrying amount	2,139,167	2,827,973

Probe Technology Service Inc.

This account represents the 36.6% ownership interest of EPI, a subsidiary, in Probe Technology Service Inc., a company domiciled in Houston, Texas in the United States of America, which is involved in oil services and technology. The investment was acquired for US$875,000 on May 11, 2000.

At December 31, 2002, 2001 and 2000, the carrying amount of this investment, which is accounted for under the equity method, was as follows:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Beginning balance	716,340	784,524	875,000
Additional investment	533,038	—	—
Equity in net loss	(372,742)	(68,184)	(90,476)
Carrying amount	876,636	716,340	784,524

13. PROPERTY AND EQUIPMENT

	January 1, 2002	Additions	Deductions	Reclassifications	December 31, 2002
	US$	US$	US$	US$	US$
At cost or revalued amounts:					
Land	710,917	30,748	—	—	741,665
Buildings and improvements	751,380	540,756	—	—	1,292,136
Onshore and offshore drilling rigs and equipment	249,974,852	6,965,091	15,458,809	11,226,725	252,707,859
Vehicles	9,298,718	363,229	357,909	—	9,304,038
Office and other equipment	2,008,104	930,319	—	—	2,938,423
Leasehold improvements	5,529,066	1,986,891	901,130	76,554	6,691,381
Construction in progress	1,195,261	100,844,504	—	(11,303,279)	90,736,486
Total	269,468,298	111,661,538	16,717,848	—	364,411,988
Accumulated depreciation:					
Buildings and improvements	112,520	41,476	—	—	153,996
Onshore and offshore drilling rigs and equipment	134,804,120	14,072,392	2,670,869	—	146,205,643
Vehicles	8,372,839	574,723	369,262	—	8,578,300
Office and other equipment	1,634,377	197,829	—	—	1,832,206
Leasehold improvements	1,789,078	1,038,176	782,189	—	2,045,065
Total	146,712,934	15,924,596	3,822,320	—	158,815,210
Net Book Value	122,755,364				205,596,778

	As restated - Note 3				
	January 1, 2001	Additions	Deductions	Reclassifications	December 31, 2001
	US$	US$	US$	US$	US$
At cost or revalued amounts:					
Land	651,277	59,640	—	—	710,917
Buildings and improvements	733,841	17,539	—	—	751,380
Onshore and offshore drilling rigs and equipment	207,653,449	45,306,834	7,963,489	4,978,058	249,974,852
Vehicles	9,500,716	452,192	654,190	—	9,298,718
Office and other equipment	1,911,711	168,205	71,812	—	2,008,104
Leasehold improvement	4,834,181	85,685	—	609,200	5,529,066
Construction in progress	2,989,608	3,792,911	—	(5,587,258)	1,195,261
Total	228,274,783	49,883,006	8,689,491	—	269,468,298
Accumulated depreciation:					
Buildings and improvements	77,635	34,885	—	—	112,520
Onshore and offshore drilling rigs and equipment	127,469,388	15,004,297	7,669,565	—	134,804,120
Vehicles	8,419,018	543,503	589,682	—	8,372,839
Office and other equipment	1,536,026	170,163	71,812	—	1,634,377
Leasehold improvement	749,486	1,039,592	—	—	1,789,078
Total	138,251,553	16,792,440	8,331,059	—	146,712,934
Net Book Value	90,023,230				122,755,364

	As restated - Note 3				
	January 1, 2000	Additions	Deductions	Reclassifications	December 31, 2000
	US$	US$	US$	US$	US$
At cost:					
Land	651,277	—	—	—	651,277
Buildings and improvements	733,841	—	—	—	733,841
Onshore and offshore drilling rigs and equipment	203,011,236	2,714,882	—	1,927,331	207,653,449
Vehicles	9,516,320	92,513	108,117	—	9,500,716
Office and other equipment	1,755,140	206,198	49,627	—	1,911,711
Leasehold improvements	607,376	4,226,805	—	—	4,834,181
Construction in progress	529,104	4,387,835	—	(1,927,331)	2,989,608
Total	216,804,294	11,628,233	157,744	—	228,274,783
Accumulated depreciation:					
Buildings and improvements	41,235	36,400	—	—	77,635
Onshore and offshore drilling rigs and equipment	113,108,735	14,360,653	—	—	127,469,388
Vehicles	7,576,628	923,732	81,342	—	8,419,018
Office and other equipment	1,304,495	241,852	10,321	—	1,536,026
Leasehold improvements	333,386	416,100	—	—	749,486
Total	122,364,479	15,978,737	91,663	—	138,251,553
Net Book Value	94,439,815				90,023,230

Prior to their merger in 2001, MEA and Apexindo revalued their property and equipment in accordance with the Decree of the Minister of Finance of the Republic of Indonesia No.384/KMK.04/1998 dated August 14, 1998. The assets that were revalued were all of the property and equipment owned by Apexindo and part of the drilling rigs and equipment owned by MEA as of January 1, 2001. Based on the appraisal report of P.T. Graha Karya Reksatama dated May 8, 2001, the revaluation was made using the market data approach. On August 27, 2001, MEA and Apexindo obtained the approval of such revaluation from the Tax Service Office through Decision Letter No. KEP-02/WPJ.04/KP.1205/2001. The revaluation increment of US$27,456,869, net of minority interest and income tax, was recorded as part of equity and recognized as a difference due to change in equity of subsidiaries (Note 26).

Allocation of depreciation expense is as follows:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Cost of sales and direct expenses	14,942,911	16,120,922	15,305,875
Operating expenses	981,685	671,518	672,862
Total	15,924,596	16,792,440	15,978,737

Apexindo's onshore drilling rigs No. 2, 5, 6 and 9 were used as collateral for the Company and certain subsidiaries' syndicated loan (Note 20).

MMB and Apexindo, subsidiaries, own several pieces of land located in Pondok Pinang, Jakarta and in Balikpapan with building use rights (Hak Guna Bangunan or HGB) for a period of 20 years until 2018 and 2008, respectively. Management believes that there will be no difficulty in the extension of the landrights since all the pieces of land were acquired legally and supported by sufficient evidence of ownership.

The details of construction in progress as of December 31, 2002 are as follows:

	Percentage of completion	Accumulated cost	Estimated date of completion
Offshore drillings rigs			
— Maera	88%	30,767,494	February 2003
— Raissa	78.75%	39,372,758	March 2003
— Yani	49.76%	19,405,718	May 2003
Buildings improvements	23%	38,828	April 2003
Office renovation	54.79%	426,249	May 2003
Plant	3.6%	725,439	March 2004
Total		90,736,486	

In June and July 2002, Apexindo signed long-term drilling contracts with TotalFinaElf Indonesie (TOTAL) with a total value of US$142 million. In order to comply with the provisions of the drilling contracts, Apexindo has to provide 2 submersible swamp barge rigs (named Raissa and Yani). Keppel Fels Limited, Singapore was contracted to build such rigs, which have estimated total costs of US$50 million and US$39 million for rigs Raissa and Yani, respectively (Note 38). The rigs are scheduled for delivery on March and May 2003, respectively.

To finance the construction of such rigs, Apexindo, in addition to the use of the proceeds derived from the IPO, entered into agreements with a related party for the joint financing of such constructions (Note 35).

On March 1, 2002, one of the offshore drilling rigs, Maera, was damaged by a gas explosion (Note 30). Keppel Fels Limited, Singapore, was also contracted for the repair and upgrading of rig Maera (Note 38).

The construction of rigs Raissa and Maera were completed on March 1, 2003 and February 7, 2003, respectively (Note 42).

At December 31, 2002, all inventories and property and equipment, except land, were insured for US$174,649,005 and Rp 19,965,182 thousand (Note 8). Management believes that the insurance coverage is adequate to cover possible losses on the assets insured. See Note 40 for discussion of a operating hazard and uninsured risks.

14. OIL AND GAS PROPERTIES

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Operated acreage	22,378,474	22,128,652	22,128,474
Unoperated acreage	1,409,000	909,000	3,650,000
Wells and related equipment and facilities	307,555,991	231,989,728	182,452,749
Office equipment	4,967,309	3,815,413	2,844,999
Vehicles	2,806,376	2,593,755	2,415,219
Uncompleted wells, equipment and facilities	55,586,933	41,472,413	35,629,116
Fair value adjustment	56,293,137	51,000,772	49,813,068
Total	450,997,220	353,909,733	298,933,625
Accumulated depreciation and amortization (Note 2c)	(164,969,111)	(112,880,308)	(92,245,372)
Net Book Value	286,028,109	241,029,425	206,688,253

At December 31, 2002, all wells and related equipment and facilities of subsidiaries involved in oil and gas exploration and production were insured for US$297,323,345. Refer to Note 40 for operating hazard and uninsured risks.

Reserve Estimation

The following information on the Company's gross proved developed, undeveloped and probable reserve quantities are estimates only, and do not purport to reflect realizable values or fair market values of subsidiaries' reserves. The Company emphasizes that reserve estimates are inherently imprecise. Accordingly, these estimates are expected to change as future information becomes available. There are numerous uncertainties inherent in estimating natural oil and gas reserve including many factors beyond the control of its subsidiaries.

The following information on the Company's gross reserve quantities prior to December 31, 2002 are estimated by the subsidiaries' engineers. The estimated oil and gas reserves as of December 31, 2002 in the table below in respect of Sumatera, Kalimantan and Tarakan are those certified as of January 1, 2003 by Gaffney, Cline & Associates (GCA), independent petroleum engineering consultants. In preparing their report, GCA utilized generally accepted petroleum engineering principles and definitions applicable to the proved and probable reserve categories and subclassifications promulgated by the Society of Petroleum Engineers.

Management believes that the reserves quantities shown below are reasonable estimates based on available geologic and engineering data.

Estimated gross oil and gas reserves in Sumatera, Kalimantan and Tarakan are as follows:

	Crude oil and condensate	Gas
	In thousands of barrels	In millions of cubic feet
Proved Developed, Undeveloped and Probable Reserves		
Balance as of January 1, 2001	277,373	779,453
Revision to previous estimate, discoveries and extensions	125,012	12,097
Production in 2001	(30,093)	(28,991)
Balance as of December 31, 2001	372,292	762,559
Revision to previous estimate, discoveries and extensions	(108,862)	907,041
Production in 2002	(31,014)	(24,116)
Balance as of December 31, 2002	232,416	1,645,484
Proved Developed and Undeveloped Reserves		
Balance as of January 1, 2000	191,530	573,441
Revison to previous estimate, discoveries and extensions	52,729	30,393
Production in 2000	(24,441)	(31,739)
Balance as of December 31, 2000	219,818	572,095
Revision to previous estimate, discoveries and extensions	24,416	14,219
Production in 2001	(30,093)	(28,991)
Balance as of December 31, 2001	214,141	557,323
Revision to previous estimate, discoveries and extensions	(36,314)	(409,250)
Production in 2002	(31,014)	(24,116)
Balance as of December 31, 2002	146,813	123,957

Estimated gross oil reserves in Tuban are as follows:

	Crude oil
	In thousands of barrels
Proved Developed, Undeveloped and Probable Reserves	
Balance as of January 1, 2002	8,450
Production in 2002	(976)
Balance as of December 31, 2002	7,474
Proved Developed and Undeveloped Reserves	
Balance as of January 1, 2002	5,914
Production in 2002	(976)
Balance as of December 31, 2002	4,938

Oil reserves within Tuban block are based on reserves data certified by an independent petroleum engineering consultants from the United States of America, DeGolyer and MacNaughton (D&M), as of January 1, 2002. The gross proved reserves for the Tuban block as of December 31, 2002 were estimated by the Company.

15. OTHER ASSETS

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Notes receivable —			
Kredit Asia Finance, Ltd., Hongkong	5,170,350	5,170,350	5,170,350
Software costs — net	3,532,154	—	—
Advanced payment for property and equipment	3,095,626	3,095,626	3,095,626
Security deposits	1,040,436	1,076,476	1,074,517
Deferred charges — net	—	23,977	276,221
Others	3,567,204	1,803,624	221,560
Total	16,405,770	11,170,053	9,838,274
Allowance for possible losses on notes receivable and advanced payment for property and equipment	(8,265,976)	(8,265,976)	(7,446,675)
Net	8,139,794	2,904,077	2,391,599

Notes receivable from Kredit Asia Finance, Ltd., Hong Kong, with a principal amount of US$5,170,350 and interest rate of 10.5% per annum, were purchased by the Company in 1995. The maturity date of these notes has been extended several times, with the last extension due on December 23, 1999. The last interest income was received in July 1997. Management has made 100% provision for possible losses on these notes receivable.

Cost incurred in connection with the acquisition of the license to operate SAP software and prepare it for use are recorded as intangible asset and are being amortized over four years.

Advanced payment for property and equipment represents advance for the purchase of office space in Graha Niaga 2, under strata title ownership plan, located in Jalan Jenderal Sudirman, Kav. 58 Jakarta. The developer has stopped the construction of the project since the middle of 1999. Management has made a 100% provision for possible losses on this account.

Deferred charges consist of the costs of acquiring the rights to operate the Bunyu Methanol Plant, and are being amortized over 3 years.

16. TRADE ACCOUNTS PAYABLE

a. *By creditor:*

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Related parties			
P.T. Andrawina Praja Sarana	334,712	273,204	1,964,999
Subtotal	334,712	273,204	1,964,999
Third parties			
Local suppliers	36,999,152	25,946,342	27,107,207
Foreign suppliers	12,727,474	1,407,868	2,402,668
Subtotal	49,726,626	27,354,210	29,509,875
Total	50,061,338	27,627,414	31,474,874

b. *By age category:*

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Up to 1 month	38,697,664	18,959,255	21,947,375
1 - 3 months	7,516,513	2,733,902	2,056,253
3 - 6 months	2,880,541	568,848	3,461,821
6 months - 1 year	526,590	4,886,682	521,809
More than 1 year	440,030	478,727	3,487,616
Total	50,061,338	27,627,414	31,474,874

c. *By currency:*

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
U.S. Dollar	41,149,766	23,983,252	26,710,781
Rupiah	7,962,208	3,475,348	4,536,844
Singapore Dollar	659,349	152,062	225,677
Euro	233,845	12,307	—
Yen	—	4,127	—
French Franc	—	318	1,572
British Poundsterling	56,170	—	—
Total	50,061,338	27,627,414	31,474,874

Purchases of material and services, both from local and foreign suppliers, have credit terms of 30 to 60 days.

17. OTHER ACCOUNTS PAYABLE

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Beyond Petroleum	4,536,217	4,536,217	4,536,217
PERTAMINA	2,308,497	3,247,114	4,148,298
Others	3,024,653	2,368,165	2,165,682
Total	9,869,367	10,151,496	10,850,197

Accounts payable to Beyond Petroleum (formerly ARCO) amounting to US$4,536,217 represents the amount to be paid by P.T. Exspan Tomori Sulawesi, a subsidiary, once petroleum production from the Senoro-Toili Block has reached a certain volume as provided in the agreement.

Accounts payable to PERTAMINA arose from the utilization of pipeline facilities of PERTAMINA by subsidiaries.

18. TAXES PAYABLE

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
The Company			
Income tax			
Article 21	2,567,416	1,120,366	692,942
Article 23	5,101	6,912	201,119
Article 26	17,813	6,195	1,149,469
Value added tax	174,843	140,818	237,437
Subtotal	2,765,173	1,274,291	2,280,967
Subsidiaries			
Corporate income tax	7,526,255	7,197,028	5,586,568
Income tax			
Article 21	798,449	563,800	1,241,917
Article 23	1,414,287	729,623	772,518
Article 25	—	312,284	71,926
Article 26	112,199	12,846	17,862
Current maturities of income tax — Article 19 (net of long-term portion)	1,789,955	1,538,673	—
Value added tax	1,991,996	922,168	615,686
Subtotal	13,633,141	11,276,422	8,306,477
Total	16,398,314	12,550,713	10,587,444

In 2001, Apexindo, a subsidiary, revalued its property and equipment. Tax payable (Article 19) on the revaluation, which was charged against the revaluation increment in 2001, amounted to US$7,693,366. This will be paid in installments over five years.

19. ACCRUED EXPENSES

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Rig construction (Notes 13 and 38)	29,966,932	—	—
Other employee benefits (Note 34)	3,068,813	2,221,826	—
Others	6,805,338	2,522,042	2,805,993
Total	39,841,083	4,743,868	2,805,993

20. LONG-TERM LOANS

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Bank loan			
P.T. Bank Mandiri (Persero)	2,499,920	4,666,039	6,250,000
Syndicated loan	—	6,288,840	9,321,840
Total	2,499,920	10,954,879	15,571,840
Less: current maturities	2,499,920	5,032,439	4,616,400
Noncurrent portion	—	5,922,440	10,955,440
Interest rates per annum during the year	5.19%-5.53%	6%-9%	7%-10%

Bank Loan

On August 28, 1996, Apexindo, a subsidiary, obtained a short-term bank loan amounting to US$6,250,000 from BDN Bank AG, Germany, with an interest rate per annum equivalent to a certain percentage above LIBOR. This loan is secured by a corporate guarantee from the Company. On April 12, 1999, the loan was taken over by P.T. Bank Mandiri (Persero), Jakarta. This loan matured on October 16, 1998. The restructuring proposal was approved on May 1, 2000 and notarized by B.R.Ay. Mahyastoeti Notonagoro, S.H., through deed No. 109 dated May 23, 2001.

Approved terms and conditions stated in the Credit Facility Restructuring Agreement dated May 1, 2000 are as follows:

Credit facility	US$6,250,000
Maturity date	October 31, 2003
Terms of repayment	Payable based on the following schedule: • US$250,000 on the date of signing. • US$1,000,000 in monthly installments from November 2000 to October 2001. • US$2,000,000 in monthly installments from November 2001 to October 2002. • US$3,000,000 in monthly installments from November 2002 to October 2003.

Interest rate	Payable monthly as follows: • LIBOR + 2.5% per annum from the date of signing to October 2000. • LIBOR + 3% per annum from November 2000 to October 2001. • LIBOR + 3.5% per annum from November 2001 to October 2002. • LIBOR + 4% per annum from November 2002 to October 2003.

In addition to the terms and conditions described above, Apexindo is required to comply with certain loan covenants and restrictions.

Syndicated loan

The Company, together with four of its subsidiaries, Apexindo, MEA, EK and ET, obtained a syndicated loan under a revolving credit facility with a maximum amount of US$15,000,000 from a syndicate of overseas banks and non-bank financial institutions for which The Dai-Ichi Kangyo Bank Limited (Singapore Branch) (DKB) acted as Facility and Escrow Agent, and P.T. Bank Dai-Ichi Kangyo Indonesia as Security Agent. This loan is secured by Drilling Rigs No. 2, 5, 6 and 9, their supporting equipment and related accounts receivable from utilization of the related rigs (Notes 6 and 13).

This loan matured on September 11, 1998 but was subsequently rescheduled. The loan rescheduling agreement took effect on September 30, 1999, with the following terms:

Credit facility	US$11,175,000
Principal amount + interest ..	Payable monthly
Interest rate	DKB's Cost of Fund + Margin The margin is as follows: • 2.5% per annum for the period from September 10, 1999 until August 9, 2000. • 3% per annum for the period from August 10, 2000 until August 9, 2001. • 3.5% per annum for the period from August 10, 2001 until maturity date.
Loan period	3 years, maturing on August 10, 2002.
Collateral	Rig 2, 5, 6 and 9 and the related receivables from the operations thereof.

Certain restrictions have been retained in the loan agreement.

On August 8, 2002, the syndicated loan was fully paid by the Company. Consequently, all of the collateral has been released (Notes 6 and 13).

21. LONG-TERM NOTES PAYABLE

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Senior Guaranteed Notes (SGN) due in 2007	100,000,000	—	—
Series A Guaranteed Floating Rate Notes due in 2007 (Series A Notes)	—	—	2,868,000
Series B Guaranteed Floating Rate Notes due in 2007 (Series B Notes)	—	—	18,851,873
Total	100,000,000	—	21,719,873
Less: unamortized discount	3,772,356	—	—
Total	96,227,644	—	21,719,873
Interest rates per annum	10%	—	3.7%-6.9%

Senior Guaranteed Notes (SGN) Due in 2007

On March 19, 2002, MEFL issued US$100 million Senior Guaranteed Notes (SGN) with 10% interest rate per annum, at an initial offering price of 98.093%.

Repayment of principal is due upon maturity on March 19, 2007. Interest is payable every March 19 and September 19 of each year, commencing on September 19, 2002. The SGN are guaranteed by the Company and are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

The terms and conditions of the SGN contain certain covenants, which, among others, require the Company and its subsidiaries to maintain certain financial ratios based on the consolidated financial statements, prohibit the declaration and payment of dividends to shareholders of the Company in excess of 50% of consolidated net income and restrict the subsidiaries from incurring additional indebtedness except for certain permitted indebtness. The terms and conditions also do not allow the Company and its subsidiaries to merge unless certain conditions have been met.

The Company was assigned a "B+" corporate credit rating with stable outlook by the Standard & Poor's on February 4, 2002. A similar rating was also assigned to the abovementioned US$100 million SGN.

PT Pemeringkat Efek Indonesia (PEFINDO) also rated the Company's performance and gave it an "AA-" corporate rating with stable outlook on January 29, 2002.

Guaranteed Floating Rate Notes

In 1999, MEFO, a subsidiary, issued Series A and B Guaranteed Floating Rate Notes (FRN) amounting to US$42,783,000 and US$23,451,000, respectively, both of which are due in 2007. The FRN were issued in relation to the Company's debt restructuring program, as agreed with creditors on November 29, 1999. The FRN were guaranteed by the Company, with Chase Manhattan Bank acting as the agent bank. The terms and conditions of the FRN are as follows:

Guaranteed Floating Rate Notes — Series A

Loan period	8 years, due in 2007
Repayment of principal	Upon maturity
Applicable interest rate (payable semi-annually) ...	LIBOR flat
Interest payment dates	February 1 and August 1

Guaranteed Floating Rate Notes — Series B

Loan period	8 years, due in 2007
Repayment of principal (payable semi-annually) ...	• 10% per annum of the face value for 3rd, 4th and 5th year • 20% per annum of the face value for 6th and 7th year • 30% per annum of the face value for 8th year
Applicable interest rates (payable semi-annually) ...	• LIBOR + 1.25% per annum for 1st year • LIBOR + 2.50% per annum for 2nd year • LIBOR + 3.25% per annum for 3rd year • LIBOR + 3.50% per annum for 4th year • LIBOR + 4.50% per annum for 5th year • LIBOR + 6.00% per annum for 6th and 7th year • LIBOR + 7.00% per annum for 8th year
Interest payment dates	February 1 and August 1

In 2001 and 2000, the Company redeemed both the series A and B FRN at a discount. The gain from redeeming the FRN amounted to US$218,726 in 2001 and US$9,938,315 in 2000, which were recorded as extraordinary income.

Details of redemption are summarized below:

	US$
Series A Notes	
Nominal Value	42,783,000
Redemption in 2000	(39,915,000)
Balance as of December 31, 2000	2,868,000
Redemption in 2001	2,868,000
Balance as of December 31, 2001	—
Series B Notes	
Nominal Value	23,451,000
Redemption in 2000	(4,599,128)
Balance as of December 31, 2000	18,851,872
Redemption in 2001	18,851,872
Balance as of December 31, 2001	—

22. NEGATIVE GOODWILL

Negative goodwill arose from the acquisition of the following subsidiaries:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Exspan Exploration and Production Pasemah, Ltd.	3,104,411	3,104,411	3,104,411
Exspan Pasemah, Inc.	3,104,411	3,104,411	3,104,411
Exspan Airsenda, Inc.	729,857	729,857	729,857
Exspan Airlimau, Inc.	729,857	729,857	729,857
P.T. Apexindo Pratama Duta Tbk	339,215	339,215	339,215
P.T. Exspan Kalimantan	34,909	34,909	34,909
Enserch Far East Ltd.	1,337,421	—	—
Total	9,380,081	8,042,660	8,042,660
Less: accumulated amortization	(2,964,413)	(2,495,409)	(2,093,276)
Net book value	6,415,668	5,547,251	5,949,384

23. MINORITY INTERESTS

a. *Minority interests in net assets of subsidiaries:*

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
P.T. Apexindo Pratama Duta Tbk	24,843,382	14,168,825	9,882,993
P.T. Exspan Kalimantan	2,597,185	2,181,801	1,612,959
P.T. Exspan Tarakan	1,390,558	1,251,681	988,410
P.T. Exspan Nusantara	1,335	241	1,785
P.T. Medco Methanol Bunyu	496	469	532
Medco Simenggaris Pty, Ltd.	(386,176)	(76,371)	(20,581)
Medco Madura Pty, Ltd.	(1,342,186)	(132,691)	(37,720)
P.T. Petroner Bengara	21,700	21,700	—
Total	27,126,294	17,415,655	12,428,378

b. *Minority interests in net income (loss) of subsidiaries:*

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
P.T. Apexindo Pratama Duta Tbk	256,412	51,375	(788,165)
P.T. Exspan Kalimantan	415,763	568,021	336,693
P.T. Exspan Tarakan	138,877	263,271	280,871
P.T. Exspan Nusantara	1,093	906	796
P.T. Medco Methanol Bunyu	27	(63)	390
Medco Simenggaris Pty, Ltd.	(309,805)	(55,792)	(20,582)
Medco Madura Pty, Ltd.	(1,209,495)	(94,972)	(37,721)
Total	(707,128)	732,746	(227,718)

24. CAPITAL STOCK

	2002		
Name of Stockholders	Number of Shares	Ownership Percentage	Total Paid-up Capital
New Links Energy Resources Limited	2,849,414,565	85.51%	86,492,184
P.T. Medco Duta	78,360,000	2.35%	2,378,568
P.T. Multifabrindo Gemilang	2,000,000	0.06%	60,709
P.T. Nuansa Grahacipta	2,885,000	0.09%	87,572
Public (less than 5%)	399,791,885	11.99%	12,135,431
Total	3,332,451,450	100.00%	101,154,464
Less: treasury stock	(228,198,500)	—	(6,926,822)
Total	3,104,252,950	100.00%	94,227,642

	2001 (As restated - Note 3)		
Name of Stockholders	Number of Shares	Ownership Percentage	Total Paid-up Capital
New Links Energy Resources Limited	2,847,356,565	85.44%	86,429,714
P.T. Medco Duta	78,360,000	2.35%	2,378,568
P.T. Multifabrindo Gemilang	2,000,000	0.06%	60,709
P.T. Nuansa Grahacipta	2,970,000	0.09%	90,153
Public (less than 5%)	401,764,885	12.06%	12,195,320
Total	3,332,451,450	100.00%	101,154,464
Less: treasury stock	(188,483,000)	—	(5,721,284)
Total	3,143,968,450	100.00%	95,433,180

	2000 (As restated - Note 3)		
Name of Stockholders	Number of Shares	Ownership Percentage	Total Paid-up Capital
New Links Energy Resources Limited	2,847,356,565	85.44%	86,429,714
P.T. Medco Duta	78,360,000	2.35%	2,378,568
P.T. Multifabrindo Gemilang	2,000,000	0.06%	60,709
P.T. Nuansa Grahacipta	2,970,000	0.09%	90,153
Public (less than 5%)	401,764,885	12.06%	12,195,320
Total	3,332,451,450	100.00%	101,154,464
Less: treasury stock	(13,361,500)	—	(405,580)
Total	3,319,089,950	100.00%	100,748,884

Based on Decree from the Chairman of Bapepam No. KEP-45/PM/1998 dated August 14, 1998, shares of stock reacquired by a public company can be resold to the Company's directors and employees through an Employees' Stock Option Plan, that has been approved in a General Meeting of Stockholders taking into consideration the Bapepam's regulations on conflict of interest transactions.

Based on the Extraordinary Shareholders' Meeting as stated in notarial deed No. 63 dated June 23, 2000 of Notary Mrs. Poerbaningsih Adi Warsito, S.H., the shareholders approved the stock ownership program for directors and employees at a maximum of 5% of the total shares issued and to be issued within three years by the Company an option price equivalent to an average price during the 30 days period before the issuance of the option. However, although the program has already been approved, the implementing guidelines on the exercise and the related period of the option are still to be determined by the Company's Board of Commissioners. In relation to this program, the Company shall acquire treasury stock in the stock exchange at a maximum estimated cost of Rp 86 billion or an average maximum price of Rp 2,000 per share within 12 months since it was approved at the Extraordinary Shareholders' Meeting.

Based on the General Meeting of Shareholders, as stated in deed No. 76 dated June 25, 2001 of Notary Mrs. Poerbaningsih Adi Warsito, S.H., the Shareholders also agreed to repurchase additional shares at a maximum cost of Rp 264 billion.

The Company reacquired 39,715,500 treasury shares at a total cost of US$7,767,374 in 2002, 175,121,500 treasury shares at a total cost of US$29,202,196 in 2001 and 13,361,500 treasury shares at a total cost of US$1,756,802 in 2000 or an aggregate of 228,198,500 treasury shares at a total cost of US$38,726,372.

Changes in the shares outstanding in 2002, 2001 and 2000 are as follows:

	Number of Shares
Number of shares after stock split on May 31, 2000	3,332,451,450
Less: treasury stock in 2000	(13,361,500)
Balance as of December 31, 2000	3,319,089,950
Less: treasury stock in 2001	(175,121,500)
Balance as of December 31, 2001	3,143,968,450
Less: treasury stock in 2002	(39,715,500)
Balance as of December 31, 2002	3,104,252,950

On December 12, 2001, New Links Energy Resources Limited (New Links), the Company's controlling shareholder, announced that there had been a change in its ownership. New Links, which owns a 85.44% controlling interest in the Company, is owned jointly by Encore International Ltd (controlled by the Panigoro family) and Cumin Limited (Cumin), a wholly owned subsidiary of Credit Suisse First Boston (Hong Kong) Limited (CSFB). Under the Share Purchase Agreement dated December 12, 2001, Cumin sold an interest in its shares in New Links to PTTEP Offshore Investment Company Limited (PTTEPO), a subsidiary of PTT Exploration and Production, a company listed on the Thailand Stock Exchange. After the transaction, New Links is owned 40.1% by Encore International Ltd, 40% by PTTEPO and 19.9% by Cumin. The percentage of ownership of New Links in the Company remains unchanged. PTTEPO's acquisition of 40% interest in New Links' resulted in PTTEPO having an indirect ownership of public 34.18% in the Company. Based on Bapepam Regulation No. KEP-4/PM/2000 dated March 13, 2000, New Links was obligated to perform public tender offer for shares.

Based on a brief prospectus issued on March 22, 2002, the period of the offer was set on March 27, 2002 until April 25, 2002, with repayment date on May 7, 2002.

The tender offer increased the number of shares of New Links for 2,058,000 as of May 7, 2002. As a result, the percentage of ownership of New Links in the Company became 85.51%.

25. ADDITIONAL PAID-IN CAPITAL

Changes in additional paid in capital:

	Total
	US$
Sale of 22,000,000 shares through public offering in 1994	33,500,000
Distribution of bonus shares in 1998	(32,254,579)
Issuance of 321,730,290 shares through rights offering I to stockholders in 1999	130,983,594
Balance as of December 31, 1999	132,229,015
Discount on treasury stock acquired in 2000	(841,361)
Balance as of December 31, 2000	131,387,654
Discount on treasury stock acquired in 2001	(15,614,406)
Balance as of December 31, 2001	115,773,248
Discount on treasury stock acquired in 2002	(2,705,024)
Balance as of December 31, 2002	113,068,224

26. DIFFERENCE DUE TO CHANGE IN EQUITY OF SUBSIDIARIES

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Revaluation increment			
Beginning balance	29,229,324	1,772,455	1,772,455
Addition (Note 13)	—	27,456,869	—
Subtotal	29,229,324	29,229,324	1,772,455
Donated capital	107,870	107,870	107,870
Effect of new shares issued in relation with subsidiaries' merger	(172,991)	(172,991)	—
Cost of stock issuance at subsidiary	508,975	—	—
Total	29,673,178	29,164,203	1,880,325

27. NET SALES AND OPERATING REVENUES

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Oil and gas sales	337,046,066	299,595,883	286,064,198
Drilling operations	42,391,142	46,200,176	33,654,326
Methanol sales	30,775,577	28,389,512	21,024,590
Other contracts	8,296,808	7,766,995	6,526,918
Mobilization fees	2,207,929	2,896,355	2,571,812
Total	420,717,522	384,848,921	349,841,844

Details of net operating revenues which individually represent oil and gas sales in 2002, 2001 and 2000 are as follows:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Itochu Petroleum Co. (s) Pte. Ltd.	100,492,479	—	—
PERTAMINA	94,204,604	136,302,221	118,849,465
PTT Public Company Ltd.	66,160,161	—	—
Mitsui Oil (Asia) Hongkong Ltd.	54,651,057	163,293,662	167,214,733
BP Oil	21,537,765	—	—
Total	337,046,066	299,595,883	286,064,198

28. COST OF SALES AND DIRECT EXPENSES

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Oil and gas			
Lifting expenses	64,869,048	49,946,339	51,497,593
Depreciation and amortization	38,349,191	18,769,745	14,543,873
Exploration expenses	29,852,159	12,334,541	16,337,428
Cost of sales of oil	—	—	2,194,324
Subtotal	133,070,398	81,050,625	84,573,218
Drilling services			
Depreciation of property and equipment	13,782,027	14,992,528	14,804,148
Labor	11,977,515	10,558,055	9,766,430
Repairs and maintenance	7,428,078	10,123,206	9,375,477
Catering	4,086,416	3,102,000	2,208,023
Rental	3,178,631	4,118,438	3,917,679
Insurance	2,226,909	1,422,993	1,008,792
Drilling equipment	2,060,354	2,968,138	2,963,602
Rigs movement	1,765,511	1,532,224	2,932,582
Transportation	1,391,150	1,567,267	1,130,541
Others	4,585,025	2,422,302	243,588
Subtotal	52,481,616	52,807,151	48,350,862
Cost of sales — methanol	26,287,512	24,917,868	18,610,857
Total	211,839,526	158,775,644	151,534,937

Total charges for catering services from related parties were 71% in 2002, 84% in 2001 and 100% in 2000 (Note 35).

Purchases of raw materials of methanol, spare parts and catering services in 2002, 2001 and 2000 included purchases from suppliers which individually represent more than 10% of the total purchases for the respective years:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
PERTAMINA	12,389,838	13,599,273	7,772,693
Oil Service and Trading Inc.	7,717,483	1,567,441	1,697,880
Keppel Fels Ltd.	7,426,594	—	—
P.T. Andrawina Praja Sarana	2,795,907	3,010,074	2,013,952
PT Makmur Mandiri Manfaat	2,366,454	—	—
CV. Tiga Putra	1,730,530	1,166,308	1,243,272
Selective Marine Services Co. (LLC)	—	1,235,233	866,700
Total	34,426,806	20,578,329	13,594,497

29. OPERATING EXPENSES

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
General and administrative			
Salaries and wages	14,283,527	14,167,074	8,046,686
Other employee benefits	8,365,024	2,221,826	—
Professional fees	7,482,593	1,618,085	1,534,757
Donation	1,734,116	216,665	56,555
Contract charges	1,567,604	1,065,581	7,419,856
Rental	1,282,194	273,327	1,393,247
Amortization of fair value adjustments — net	1,232,789	1,558,301	2,034,438
Office supplies and equipment	1,115,531	601,165	981,780
Depreciation on property and equipment	981,685	671,518	672,862
Insurance	943,582	88,694	46,877
Provision for doubtful accounts	473,405	554,351	1,075,415
Bank charges	402,835	229,876	195,345
Repairs and maintenance	171,144	857,434	2,139,981
Amortization of deferred charges	23,978	1,084,983	2,340,143
Others	6,371,933	4,101,718	5,179,294
Total	46,431,940	29,310,598	33,117,236
Selling			
Business travel	887,402	2,696,155	1,170,694
Advertising and promotion	155,360	340,011	58,170
Entertainment	85,692	75,177	388,411
Total	1,128,454	3,111,343	1,617,275
Total Operating Expenses	47,560,394	32,421,941	34,734,511

30. GAIN ON INSURANCE CLAIM

This account represents the net gain from the approved insurance claim and the net book value of the damaged portion of Apexindo's rig.

On March 1, 2002, one of the drilling rigs, Maera, owned by Apexindo, which was under a contract with TOTAL, was damaged by a gas explosion at the gas drilling location in Mahakam River, East Kalimantan. Rig Maera is covered by the Hull and Machinery Insurance Policy issued by P.T. Tugu Pratama Indonesia (TPI).

The Hull and Machinery Insurance Policy has insurance coverage of US$15,750,000 plus Increased Value of US$5,250,000. The policy also provides coverage for reimbursement of wreckage removal costs of up to US$3,937,500 or 25% of the Hull and Machinery insurance amount coverage.

Portions of the claim filed by Apexindo with TPI under the partial loss scheme amounting to US$16,679,129 were approved for payment by TPI on December 12, 2002, January 16, 2003 and March 19, 2003. Such portions of the claim which were approved for payment was recognized as income in the 2002 consolidated statement of income net of the book value of rig.

The details of the net gain on insurance claim are as follows:

	US$
Claims approved	16,679,129
Book value of rig Maera	(11,105,495)
Gain on insurance claim — net	(5,573,634)

31. INCOME TAX

Tax benefit (expense) of the Company and its subsidiaries consists of the following:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Current tax			
Subsidiaries	(73,712,151)	(82,258,538)	(80,288,993)
Deferred tax			
The Company	(125,370)	4,533	44,710
Subsidiaries	(5,521,766)	(4,790,672)	4,315,334
Subtotal	(5,647,136)	(4,786,139)	4,360,044
Total	(79,359,287)	(87,044,677)	(75,928,949)

Current Tax

A reconciliation between income before tax per consolidated statements of income and the Company's fiscal loss is as follows:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Income before tax per consolidated statements of income	162,790,441	165,750,315	126,736,785
Less income before tax of subsidiaries	164,683,406	147,989,233	157,841,524
Income (loss) before tax of the Company and extraordinary item	(1,892,965)	17,761,082	(31,104,739)
Extraordinary item	—	218,726	6,021,644
Income (loss) before tax of the Company	(1,892,965)	17,979,808	(25,083,095)
Temporary difference:			
Depreciation and amortization	(417,902)	15,111	149,036
Permanent differences:			
Income subjected to final income tax	(269,254)	(44,226,572)	(9,135,114)
Nondeductible expenses	760,367	34,834,843	38,965,845
Taxable income (fiscal loss) before loss carryforwards	(1,819,754)	8,603,190	4,896,672
Prior year fiscal loss carryforward	(48,945,829)	(31,565,396)	(36,462,068)
Adjustment of prior year fiscal loss due to tax assessment	—	(25,983,624)	—
Prior year fiscal loss per tax assessment	(48,945,829)	(57,549,020)	(36,462,068)
Remaining fiscal loss carryforwards	(50,765,583)	(48,945,830)	(31,565,396)

The Company carried forward fiscal losses in 2002, 2001 and 2000, thus no provision for current income tax was made. The Company's overpayment of corporate income tax amounted to Rp 10,825,911,000 or equivalent to US$1,210,952, Rp 6,231,362,000 or equivalent to US$599,169 and Rp 6,596,349,000 or equivalent to US$687,478 in 2002, 2001 and 2000, respectively.

The Company's fiscal loss in 2001 and 2000 was in accordance with the Annual Tax Return filed with the Tax Service Office.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2002, 2001 and 2000 and for the years then ended

Deferred Tax

The details of the Company and its subsidiaries' deferred tax assets and liabilities are as follows:

	As restated - Note 3						
	January 1, 2000	Credited (charged) to statement of income	December 31, 2000	Credited (charged) to statement of income	December 31, 2001	Credited (charged) to statement of income	December 31, 2002
Deferred Tax Assets:							
Fiscal loss	1,385,558	(567,000)	818,558	(818,558)	—	—	—
Depreciation of property and equipment and amortization of deferred charges	(82,155)	(57,564)	(139,719)	259,852	120,133	8,457	128,590
Total	1,303,403	(624,564)	678,839	(558,706)	120,133	8,457	128,590
Deferred tax liability:							
Fiscal loss	(179,440)	(1,664,268)	(1,843,708)	767,210	(1,076,498)	545,808	(530,690)
Depreciation of property and equipment and amortization of deferred charges	10,491,647	(3,307,470)	7,184,177	3,460,223	10,644,400	5,109,785	15,754,185
Amortization of stock issuance cost	12,870	(12,870)	—	—	—	—	—
Total	10,325,077	(4,984,608)	5,340,469	4,227,433	9,567,902	5,655,593	15,223,495
Deferred tax income (Expense)		4,360,044		(4,786,139)		(5,647,136)	

A reconciliation between the total tax expense and the amounts computed by applying the effective tax rates to income before tax is as follows:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Income before tax per consolidated statements of income	162,790,441	165,750,315	126,736,785
Less: income before tax of subsidiaries	164,683,406	147,989,233	157,841,524
Income (loss) before tax of the Company and extraordinary item	(1,892,965)	17,761,082	(31,104,739)
Extraordinary item	—	218,726	6,021,644
Income (loss) before tax of the Company	(1,892,965)	17,979,808	(25,083,095)
Tax benefit (fiscal loss) using effective tax rates	567,890	(5,393,945)	7,524,929
Tax effects of permanent differences:			
Income already subjected to final income tax	80,776	13,267,971	2,740,534
Nondeductible expenses	(228,110)	(10,450,453)	(11,689,754)
Unrecognized deferred tax asset on tax losses estimated to be unrealizable	—	—	1,469,001
Recognition of deferred tax asset on previously unrecognized tax losses	(545,926)	2,580,960	—
Total	(693,260)	5,398,478	(7,480,219)
Tax benefit (expense) of the Company	(125,370)	4,533	44,710
Tax benefit (expense) of subsidiaries	(79,233,917)	(87,049,210)	(75,973,659)
Total Tax Expense	(79,359,287)	(87,044,677)	(75,928,949)

32. EARNINGS PER SHARE

a. *Including Extraordinary Item*

The computation of basic earnings per share is based on the following data:

	2002	2001	2000
Number of shares			
Weighted average number of ordinary shares for computation of basic earnings per share (in thousands)	3,123,478	3,233,772	3,331,944

The weighted average number of shares for the computation of basic earnings per share has been adjusted to reflect the effect of the stock split in May 2000 and the acquisition of treasury stock (Note 24).

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Earnings per share			
a. Including Extraordinary Item			
Net income for the year	84,138,282	78,191,618	60,973,869
Basic earnings per share	0.0269	0.0242	0.0183
b. Excluding Extraordinary Item			
Net income for the year	84,138,282	78,191,618	60,973,869
Extraordinary item — net of tax	—	218,726	9,938,315
Earnings for computation of basic earnings per share	84,138,282	77,972,892	51,035,554
Basic earnings per share	0.0269	0.0241	0.0153

b. *Diluted earnings per share*

The Company did not compute diluted earnings per share since there were no dilutive potential ordinary shares in the three years presented.

33. CASH DIVIDENDS AND GENERAL RESERVE

On June 12, 2002, the Company distributed cash dividends of Rp 345,825,310 thousand (US$36,427,600) or Rp 110 per share based on the stockholders' vote in their annual stockholders meeting on May 7, 2002.

In 2001, the Company distributed cash dividends of Rp 275,780,290 thousand (US$28,554,789) or Rp 85 per share and provided a general reserve of Rp 66,649,029 thousand (US$6,492,210) or 20% of subscribed and paid up capital. This was based on the stockholders' vote in their annual stockholders' meeting on June 25, 2001.

In 2000, the Company distributed cash dividends of Rp 39,989,417 thousand (US$4,500,778) or Rp 12 per share. This was based on the stockholders' vote in their annual stockholders meeting on June 23, 2000.

34. PENSION AND OTHER EMPLOYEE BENEFITS

Pension Plans

The subsidiaries involved in oil and gas exploration and production, established defined contribution pension plans covering all their local permanent employees. These plans provide pension benefits based on salaries and years of service of the employees. The pension plans are managed by Dana Pensiun Lembaga Keuangan Tugu Mandiri (DPLK Tugu Mandiri), whose deed of establishment was approved by the Minister of Finance of the Republic of Indonesia in his decision letter No. Kep. 234/KM.17/1995 dated August 16, 1995. The pension plans are funded by contributions from both the subsidiaries and their employees. Employees contribute 2% of their gross salaries and 6% were contributed by the subsidiaries in 2002, 2001 and 2000.

The reconciliation of pension liability is as follows:

	2002	2001 (As restated - Note 3)	2000 (As restated - Note 3)
	US$	US$	US$
Beginning balance	30,699	24,639	10,576
Pension cost for the year	485,595	342,070	228,083
Pension contribution paid during the year	(473,289)	(336,010)	(214,020)
Ending balance	43,005	30,699	24,639

Other Employee Benefits

Starting in 2001, the Company and its subsidiaries recognized employee benefits obligations relating to an employee's death, retirement or resignation based on Decree No. Kep-150/Men/2000 dated June 20, 2000 issued by the Minister of Manpower of the Republic of Indonesia. The Company and its subsidiaries do not provide funds for this program except for subsidiaries involved in oil and gas exploration and production (EN and EK), which provide a post retirement program in accordance with the subsidiaries' regulation. The post retirement benefit program of subsidiaries are being funded by subsidiaries by placing funds in time deposit on behalf of the subsidiaries' employees. At the date of the financial statements, the subsidiaries are still in the process of establishing the post retirement benefit program in accordance with this regulation.

The number of employees eligible for the benefit is 1,645 persons. The liability and cost arising from this benefit is as follows:

a. An analysis of employee benefits obligation recognized in the consolidated balance sheet is as follows:

	2002	2001 (As restated - Note 3)
	US$	US$
Present value of employee benefits obligation	37,596,150	20,203,028
Fair value of plan assets	(16,225,253)	(9,045,278)
Unfunded employee benefits obligation	21,370,897	11,157,750
Unrecognized transitional liability	(12,444,126)	(8,935,924)
Unrecognized actuarial loss	(5,857,958)	—
Employee benefits obligation	3,068,813	2,221,826

b. An analysis of the employee benefits cost in the consolidated statement of income is as follows:

	2002	2001 (As restated - Note 3)
	US$	US$
Current service cost	2,020,559	—
Interest expense	3,321,007	—
Expected return on asset	(1,216,896)	—
Amortization of actuarial loss	1,138,257	—
Amortization of transitional liability	3,102,097	2,221,826
Total	8,365,024	2,221,826

c. An analysis of the movements of employee benefits obligation in the consolidated balance sheet is as follows:

	2002	2001 (As restated - Note 3)
	US$	US$
Liability at the beginning of year	2,221,826	—
Contribution for the year	(7,432,482)	—
Benefits paid to employees	(85,555)	—
Employee benefits cost	8,365,024	2,221,826
Liability at the end of year	3,068,813	2,221,826

The present value of the employee benefits obligation was calculated by an independent actuary, using the following assumptions:

	2002 and 2001
Discount rate	12%
Expected rate of return on asset:	
— IDR Portfolio	9.60%
— USD Portfolio	7.40%
Salary increment rate	10%
Mortality rate	100% TMI2
Morbidity rate (disability)	5% mortality rate
Resignation rate:	
— Oil and gas subsidiaries	0.5% p.a.
— Others	1% p.a. up to age 25 then decreasing linearly into 0.05% at age 44
Proportion of early retirement	0.15% and 1%
Proportion of normal retirement	100%
Other termination rate	Nil

35. NATURE OF RELATIONSHIP AND TRANSACTIONS WITH RELATED PARTIES

Nature of Relationship

a. Related parties whose major shareholder and management control are the same as the Company:

  - P.T. Medco Inti Dinamika (INTI)
  - P.T. Andrawina Praja Sarana (APS)
  - P.T. Medco Central Asia (MCA)
  - Bank Himpunan Saudara 1906

b. PTT Public Company Ltd., PTT Exploration and Production (PTTEP) and Credit Suisse First Boston (Hong Kong) Limited (CSFB) are indirect shareholders of the Company.

c. P.T. Medco Duta (DUTA) is a stockholder of the Company.

Transactions with Related Parties

In the normal course of the business, the Company and its subsidiaries entered into certain transactions with related parties. These transactions included the following:

a. The Company and its subsidiaries place time deposit and current account in Bank Himpunan Saudara 1906.

b. Catering services in 2002, 2001 and 2000 were provided by APS and according to management, were made at normal terms and conditions as those done with third parties. At balance sheet date, the liabilities for these services were presented as trade accounts payable which constituted 0.7%, 1% and 6.2%, of the total trade liabilities as of December 31, 2002, 2001 and 2000, respectively.

c. Apexindo, a subsidiary, rents its office space from INTI for an annual rental fee amounting to US$237,509, US$67,336 and US$30,893, in 2002, 2001 and 2000, respectively.

d. The Company and its subsidiaries also entered into nontrade transactions with related parties as described in Note 11.

e. On May 15, 2002, the Company entered into agreement with Apexindo, a subsidiary, wherein the Company agreed to provide loan to Apexindo at maximum amounts of US$5,116,355 and Rp 49,492,193 thousand to finance the subsidary's drilling operations. The loan is payable in 1 (one) year from the date of the agreement and can be extended upon mutual agreement of the parties. The loans shall be fully paid no later than 3 (three) years after the date of the agreement. The U.S. Dollar portion and the Rupiah portion of the loans bear interest of 1% above the Company's cost of funds and 2% above the 3 (three) months onshore time deposits rate, respectively, and are calculated on a monthly basis.

The loan agreement contained the following provisions, among others:

i. Apexindo is required to submit its financial statements at the end of each quarter within 30 days following the end of each quarter.

ii. In any event of default, Apexindo has to notify the Company of such an event and of the steps being taken to mitigate or nullify the effect of such event.

iii. Apexindo cannot assign or pledge any existing asset, unless done so in favor of the Company, without prior written consent from the Company.

iv. Apexindo cannot enter into any contract or commitment or incur any obligation with respect to any new loan without prior written consent from the Company.

This transaction has been construed as a potential conflict-of-interest transaction in accordance with Bapepam's regulation. The Company is seeking an approval from the independent shareholders through the Extraordinary General Meeting to be held in April 29, 2003 (Note 43).

f. On May 15, 2002, MEFO, a wholly owned subsidiary of the Company, and Apexindo entered into a Sale and Purchase Agreement (SPA) covering the rig Maera insurance claim to finance the repair and upgrading of the said rig. Rig Maera, which is owned by Apexindo, has a maximum insurance coverage of US$21 million plus reimbursement for wreckage removal costs up to US$3.9 million. Maera, which is under a drilling contract with TOTAL, suffered damage from a gas explosion accident in East Kalimantan on March 1, 2002. Apexindo, while waiting for the approval and release of money for the insurance claim, decided to proceed with the repair of the rig to avoid any further delays in meeting its commitment with TOTAL. The rig was also to be upgraded in accordance with the request of TOTAL for its intensified drilling programs. Based on the SPA, MEFO agreed to advance money totaling US$14 million as a form of purchase price for Apexindo's insurance claim. Furthermore, Apexindo has warranted that the proceeds from the insurance claim will be approximately US$14 million and should there be any deficiency between the amount advanced by MEFO and the insurance claim proceeds, Apexindo will pay such deficiency to MEFO. Apexindo also has the right to buyback the insurance claim within 6 months from the date of the agreement by paying MEFO US$14.5 million. This SPA was temporarily suspended by both parties since, at that time, the loss adjuster has not yet determined the amount that can reasonably be claimed from the insurance company. The SPA was reinstated and amended on September 16, 2002 based on the Amendment to the Sale and Purchase Agreement (Amended SPA). Based on the Amended SPA, the amount to be advanced by MEFO was US$18.5 million, the buyback price was changed to US$19.6 million with the right exercisable within 6 months from the date of the Amended SPA, and the warranted insurance claim proceeds is approximately US$20 million. The SPA was amended further on April 4, 2003 to increase the buyback price to US$20.2 million, extend the buyback exercise period up to June 30, 2003 and increase the warranted

insurance claim proceeds to US$23,775,188. This transaction has been construed as a potential conflict-of-interest transaction in accordance with Bapepam's regulation. The Company is seeking the approval of the independent shareholders through the Extraordinary General Meeting to be held on April 29, 2003 (Note 43).

g. In June and July 2002, TOTAL awarded Apexindo with long-term drilling contracts with a total value of US$142 million for the use of 2 (two) submersible swamp barge rigs (named Raissa and Yani). Keppel Fels Limited, Singapore, has been contracted to construct such rigs. To finance such constructions, Apexindo, in addition to the proceeds derived from the IPO in 2002, and MEFO have agreed to jointly participate in the financing of such constructions. This transaction has been construed as a potential conflict-of-interest transaction in accordance with Bapepam's regulation. The Company is seeking the approval of the independent shareholders through the Extraordinary General Meeting to be held on April 29, 2003 (Note 43). In addition, based on management's consultation with an independent legal counsel, such joint financing is viewed as co-ownership under the Indonesian legal system, thus, Apexindo and MEFO have recorded as asset their respective share in the rigs based on their contributions. However, such co-ownership does not have an effect on Apexindo's status as the primary obligor under the construction contracts with Keppel Fels Limited, Singapore (Note 38).

h. On July 1, 2002, the Company entered into the crude oil sale and purchase agreement with PTT Public Company Ltd., an indirect shareholder of the Company. The agreement is valid for 9 (nine) months until March 31, 2003 (Note 27).

i. The Company will enter into secondment agreement with PTTEP, the indirect shareholder of the Company.

j. The Company appointed CSFB as the Sole Lead Manager in 2002 in the issuance of bond by MEFL, a subsidiary.

36. SEGMENT INFORMATION

Effective January 1, 2002, the Company has adopted Statement of Financial Accounting Standards (PSAK) No. 5 (Revision 2000), "Segment Reporting". Disclosures of 2001 and 2000 segment information have been restated to be consistent with current year presentation.

The Company and its subsidiaries are presently engaged in the following business:

a. Exploration and production of oil and gas

b. Drilling services

c. Methanol production

Notes to Consolidated Financial Statements — (Continued)
December 31, 2002, 2001 and 2000 and for the years then ended

Segment information of the Company and its subsidiaries are as follows:

2002	Exploration and production of oil and gas	Drilling Services	Methanol production	Others	Elimination	Consolidated
	US$	US$	US$	US$	US$	US$
REVENUE						
External sales	337,416,066	52,525,879	30,775,577	—	—	420,717,522
Inter-segment sales	239,504,989	20,518,341	—	—	(260,023,330)	—
Total revenue	576,921,055	73,044,220	30,775,577	—	(260,023,330)	420,717,522
RESULT						
Segment result	159,208,840	8,495,041	1,065,801	(1,352,259)	5,842,786	173,260,209
Unallocated corporate expense	—	—	—	—	—	(11,942,607)
Income from operation	—	—	—	—	—	161,317,602
Gain on insurance claim	—	5,573,634	—	—	—	5,573,634
Interest income	193,345	296,689	41,020	1,041,124	—	1,572,178
Gain on sale of property and equipment	—	304,633	(225,745)	—	—	78,888
Gain (loss) on foreign exchange - net	4,424,143	(668,163)	—	(2,067,833)	—	1,688,147
Interest expense	—	(3,645,664)	—	(9,287,348)	4,839,054	(8,093,958)
Equity in net loss of associated companies	—	(1,061,548)	—	—	—	(1,061,548)
Loss on resale of notes	—	—	—	(141,167)	—	(141,167)
Others - net	1,255,502	(481,652)	255,342	8,971,527	(8,144,054)	1,856,665
Income before tax						162,790,441
Tax expense	(72,082,417)	(6,282,314)	(863,813)	(130,743)	—	(79,359,287)
Minority interests in net loss of subsidiaries	—	—	—	—	—	707,128
Net income						84,138,282
OTHER INFORMATION						
ASSETS						
Segment assets	665,811,879	235,898,686	22,378,142	147,878,357	(371,849,115)	700,117,949
Investments in associated companies	—	3,015,803	—	—	—	3,015,803
Unallocated assets	—	—	—	—	—	49,918,142
Consolidated total assets						753,051,894
LIABILITIES						
Segment liabilities	181,264,772	111,986,259	23,981,582	156,623,888	(243,092,283)	230,764,218
Unallocated liabilities	—	—	—	—	—	4,187,588
Consolidated total liabilities						234,951,806
Capital expenditures	84,239,926	40,773,025	2,766,182	38,155,399	—	165,934,532
Depreciation and amortization	39,579,570	14,474,028	2,790,160	—	—	56,843,758
Non-cash expenses other than depreciation and amortization	—	1,776,931	102,047	60,685	—	1,939,663

	As restated					
2001	Exploration and production of oil and gas	Drilling Services	Methanol production	Others	Elimination	Consolidated
	US$	US$	US$	US$	US$	US$
REVENUE						
External sales	299,595,883	56,863,526	28,389,512	—	—	384,848,921
Inter-segment sales	163,293,662	10,590,178	—	57,095,778	230,979,618	—
Total revenue	462,889,545	67,453,704	28,389,512	57,095,778	230,979,618	384,848,921
RESULT						
Segment result	193,670,415	6,404,969	(329,866)	—	1,641,387	201,386,905
Unallocated corporate expense	—	—	—	—	—	(7,735,569)
Income from operation	—	—	—	—	—	193,651,336
Interest income	1,829,739	256,738	127,048	2,849,674	(2,607,964)	2,455,235
Gain on sale of property and equipment	—	1,562,890	—	38,881	—	1,601,771
Provision for doubtful accounts receivable from related parties	—	—	—	(34,508,799)	—	(34,508,799)
Gain (loss) on foreign exchange - net	2,126,273	1,220,608	—	438	—	3,347,319
Interest expense	—	(1,858,276)	—	(2,361,983)	2,607,964	(1,612,295)
Equity in net loss of associated companies	—	(240,211)	—	—	—	(240,211)
Others - net	272,190	(930,268)	215,251	1,498,786	—	1,055,959
Income before tax						165,750,315
Tax expense	(81,879,736)	(4,506,783)	(644,300)	(13,858)	—	(87,044,677)
Extraordinary item	—	—	—	218,726	—	218,726
Minority interests in net loss of subsidiaries	—	—	—	—	—	(732,746)
Net income						78,191,618
OTHER INFORMATION						
ASSETS						
Segment assets	458,015,385	165,133,722	21,162,738	129,914	(117,165,473)	527,276,286
Investments in associated companies	—	3,544,313	—	—	—	3,544,313
Unallocated assets	—	—	—	—	—	17,967,402
Consolidated total assets						548,788,001
LIABILITIES						
Segment liabilities	94,941,079	56,515,582	22,252,343	9,869	(99,792,173)	73,926,700
Unallocated liabilities	—	—	—	—	—	7,826,780
Consolidated total liabilities						81,753,480
Capital expenditures	57,343,675	4,822,237	319,810	38,350	—	62,524,072
Depreciation and amortization	20,328,046	16,351,088	1,537,522	—	—	38,216,656
Non-cash expenses other than depreciation and amortization	—	1,992,586	18,880	15,778	—	2,027,244

	As restated					
2000	Exploration and production of oil and gas	Drilling Services	Methanol production	Others	Elimination	Consolidated
	US$	US$	US$	US$	US$	US$
REVENUE						
External sales	286,064,198	42,753,056	21,024,590	—	—	349,841,844
Inter-segment sales	167,214,732	3,095,990	—	12,584,244	(182,894,966)	—
Total revenue	453,278,930	45,849,046	21,024,590	12,584,244	(182,894,966)	349,841,844
RESULT						
Segment result	178,599,065	(8,545,077)	(1,797,737)	(19,111)	3,955,769	172,192,909
Unallocated corporate expense	—	—	—	—	—	(8,620,513)
Income from operation	—	—	—	—	—	163,572,396
Interest income	1,084,396	765,584	83,926	2,719,579	(3,224,847)	1,428,638
Gain on sale of property and equipment	—	—	50,149	—	—	50,149
Provision for doubtful accounts receivable from related parties	—	—	—	(32,210,844)	—	(32,210,844)
Gain (loss) on foreign exchange - net	(1,765,552)	(46,604)	—	5,805	—	(1,806,351)
Interest expense	—	(665,256)	—	(7,921,065)	3,224,847	(5,361,474)
Equity in net loss of associated companies	—	(90,476)	—	—	—	(90,476)
Others - net	—	—	—	—	—	1,154,747
Income before tax						126,736,785
Tax expense	(78,001,735)	2,756,919	(707,989)	23,856	—	(75,928,949)
Extraordinary item	—	—	3,916,670	6,021,645	—	9,938,315
Minority interests in net loss of subsidiaries	—	—	—	—	—	227,718
Net income						60,973,869
OTHER INFORMATION						
ASSETS						
Segment assets	455,478,689	126,581,413	27,106,083	22,724,040	(191,465,729)	440,424,496
Investments in associates	—	784,524	—	—	—	784,524
Unallocated assets	—	—	—	—	—	67,504,336
Consolidated total assets.						508,713,356
LIABILITIES						
Segment liabilities	169,903,827	44,713,020	26,960,278	22,595,290	(179,076,550)	85,095,865
Unallocated liabilities	—	—	—	—	—	13,254,825
Consolidated total liabilities						98,350,690
Capital expenditures	21,642,229	6,962,265	4,516,861	41,237	—	33,162,592
Depreciation and amortization	14,543,873	17,287,520	1,021,658	—	—	32,853,051
Non-cash expenses other than depreciation and amortization	—	—	1,141,134	—	—	1,141,134

Segment information of the Company and its subsidiaries are as follows:

Geographical Segment

The following table shows the distribution of the Company and its subsidiary's revenues by geographical market:

Geographical market	Revenues by geographical market		
	2002	2001 (As restated)	2000 (As restated)
	US$	US$	US$
Indonesian	166,856,457	212,219,623	174,273,418
Foreign	253,861,065	172,629,298	175,568,426
Total	420,717,522	384,848,921	349,841,844

37. PRODUCTION SHARING ARRANGEMENTS

The oil and gas subsidiaries have different production sharing arrangements with PERTAMINA. A general description of those arrangements is as follows:

a. *Production Sharing Contract (PSC)*

An original PSC (i.e. an existing PSC created under the predecessor regulatory framework to the New Oil and Gas Law) is awarded to explore for and to establish commercial hydrocarbon reserves in a specified area prior to commercial production. The PSC is awarded for a number of years depending on the contract terms, subject to discovery of commercial quantities of oil and gas within a certain period, although this exploration period can generally be extended by agreement between the contractor and PERTAMINA. The contractor is generally required to relinquish specified percentages of the contract area by specified dates unless such designated areas correspond to the surface area of any field in which oil and gas has been discovered.

PERTAMINA is typically responsible for managing all PSC operations, assuming and discharging the contractor from all taxes, other than Indonesian corporate taxes and the tax on interest, dividend and royalty and others set forth in the PSC, obtaining approvals and permits needed by the project and approving the contractor's work program and budget. The responsibilities of a contractor under a PSC generally include advancing necessary funds, furnishing technical aid and preparing and executing the work program and budget. In return, the contractor may freely lift, dispose of and export its share of crude oil and retain abroad its proceeds obtained from its share.

In each PSC, the contractor and PERTAMINA share the total production in any given period in a ratio agreed between the two under the terms of that PSC. The contractor generally has the right to recover all finding and development costs, as well as operating costs, in each PSC against available revenues generated by the PSC after deduction of first tranche petroleum (FTP). Under FTP terms, the parties are entitled to take and receive oil and gas of a certain percentage each year, depending on contract terms, of the total production from each production zone or formation in each such year, before any deduction for recovery of operating costs, investment credits and handling of production. FTP for each year is generally shared between the Government and the contractor in accordance with the standard sharing splits. The balance is available for cost recovery for the contractor calculated by reference to the prevailing Indonesian crude price. After the contractor has recovered all allowable costs, the Government is

entitled to a specified profit share of the remaining natural gas and crude oil production and the contractor keeps the rest as its profit share. The contractor is obligated to pay Indonesian corporate taxes on its specified profit share at the Indonesian corporate tax rate in effect at the time the PSC is executed.

The total of the contractor's share of FTP, production attributable to cost recovery and post-tax profit share represents its net crude entitlement for a given period.

After the first five years of a field's production, all PSCs in Indonesia are subject to a domestic market obligation (DMO) under which the contractor is required to supply, at a reduced price, the domestic market with the lesser of 25% of (i) the contractor's before-tax share of total crude oil production and (ii) the contractor's share of profit oil. This reduced price varies from PSC to PSC, in each case calculated at the point of export.

b. *Technical Assistance Contract (TAC)*

A TAC is awarded when a field has prior or existing production and is awarded for a certain number of years depending on the contract terms. The oil or gas production is first divided into non-shareable and shareable portions. The non-shareable portion represents the production which is expected from the field (based on historic production of the field) at the time the TAC is signed and retained by PERTAMINA. Under the TAC, production from the non-shareable portion declines annually. The shareable portion corresponds to the additional production resulting from the operator's investment in the field and is split in the same way as for a PSC.

c. *Joint Operating Body (JOB)*

In a JOB, operations are conducted by a joint operating body headed by PERTAMINA and assisted by the private sector energy company through their respective secondees to the JOB. In a JOB, PERTAMINA has a percentage of the working interest (as agreed by contract). As to the shareable portion after the production is applied towards cost recovery as well as cost bearing as between PERTAMINA and the private sector energy company then the balance is the shareable portion which is split in same way as for an ordinary PSC.

38. COMMITMENTS

a. The subsidiaries have entered into PSC, PSC-JOB and TAC with PERTAMINA in the exploration and production of crude oil and gas in certain areas. Following are the significant provisions of the contracts:

   (i) Oil and gas produced are shared based on certain formula agreed by subsidiaries and PERTAMINA.

   (ii) The subsidiaries are obliged to pay between US$1,000,000 to US$5,000,000 representing a production bonus to PERTAMINA if the oil production averages 50,000 barrels per day for a period of 120 consecutive days and an additional bonus of US$1,000,000 to US$10,000,000 if production increases to an average of 75,000 barrels to 100,000 barrels per day for a period of 120 consecutive days.

   (iii) Up to a certain period, subsidiaries are required to surrender parts of the contract areas to PERTAMINA. The obligations to surrender parts of the contract areas do not apply to the surface area of any field in which petroleum has been discovered.

b. EN has signed three PSC's with Myanmar Oil and Gas Enterprise (MOGE) on July 14, 1997 for onshore petroleum operations in Kyaukkyi-Mindon Block EP 1, Ondwe Block RSF-5 and Padaukpin-Monnatkon Block MOGE 3. Based on the letter dated October 20, 1997, the Director of Investment and Company Administration approved the three (3) PSC permits to trade and the related company registration to be under the name of

Exspan Myanmar (L), Inc. (EMLI). Each agreement provides that during the initial six-months term of the exploration period EMLI shall spend a total exploration costs of not less than US$200,000. The initial term of the PSC is valid until 2017. For the first extension of the exploration period, EN shall spend an additional amount of US$1,000,000 and for the second and third extensions, it shall spend an additional amount of US$2,000,000 each. EMLI has already proposed to relinquish the PSC. Until the date of the financial statements, the relinquishment is still in process.

c. On June 12, 2000, the Company, Apexindo, MEA, EK, EN and MMB entered into a Bond and Guarantees Facility, General Banking Facility, Advance Payment Facility and Import Facility, with a maximum amount of US$5,000,000, an Overdraft Facility with maximum amount of Rp5,000,000 thousand, and Foreign Exchange Trading Limit Facility from Standard Chartered Bank. The facilities are guaranteed by the Company.

   On August 16, 2002, Standard Chartered Bank has approved the increase of the abovementioned General Banking Facility, Bond and Guarantees facility, Advance Payment and Import Facility to US$8,000,000.

   At December 31, 2002, Apexindo and MMB had utilized US$4,213,126 of the Bond Guarantees Facility.

d. On April 1, 2002, the Company signed a crude oil sale and purchase agreement with Itochu Petroleoum Co (S) Pte Ltd. This agreement is valid for a period of 12 (twelve) months until March 31, 2003 and can be extended by mutual agreement of the parties. Based on the agreement, the Company will supply 5,040 MMB crude oil, subject to plus or minus 5% (five percent) operational tolerance, to be adjusted monthly according to the availability of such oil. The agreement was extended for a further two months until May 31, 2003.

e. On July 1, 2002, the Company has signed a crude oil sale and purchase agreement with PTT Public Company Ltd. This agreement shall continue for a period of 9 (nine) months until March 31, 2003. Based on the agreement, the Company will supply 3,780 MMB crude oil subject to plus minus 5% operational tolerance and could be adjusted month by month according to the availability of such oil (Notes 27 and 35). The agreement was extended for a further two months until May 31, 2003.

f. On October 2, 2002, MIV, a subsidiary, entered into a Farm-In Agreement (Agreement) on behalf of P.T. Exspan Rombebai with Ramu Rombebai LLC (Ramu) in accordance with the terms of the Memorandum of Agreement dated August 26, 2002 between the said parties. Based on the Agreement, MIV agreed to acquire 60% participating interest in the Rombebai Block PSC with PERTAMINA from Ramu. As part of the consideration for the interest to be acquired, MIV has committed to:

   - Drill one well with a total depth of 6,000 feet with costs not to exceed US$5,000,000. If MIV agrees, the said subsidiary will also acquire another 20% participating interest in consideration of drilling another well similar in depth and within the time frame set forth in the Work Program And Budget agreed to by BPMigas.

   - Assume all exploration costs, thereby carrying Ramu's participating interests, until the Plan of Development (POD) is reviewed and approved by BPMigas and the Government of Indonesia, respectively. If requested by Ramu, MIV agrees to carry Ramu's participating interests after the POD, and MIV shall have the right to recover the carry costs plus maximum 50% uplift to be taken from Ramu's portion of the revenues or proceeds.

g. On November 5, 2002, MIV, a subsidiary, entered into a Farm Out Agreement (Agreement) on behalf of P.T. Exspan Yapen with Continental Energy Yapen Ltd. (Continental). Based on the Agreement, MIV acquired 90% participating interest in the Yapen PSC with PERTAMINA. As part of the consideration for the interest acquired, MIV has committed to:

- Drill at least one exploration well within the Yapen Block which shall be spudded on or before June 30, 2004.
- Perform all the work and meet all Yapen PSC financial expenditure commitments subject to MIV's Carry Obligation, as defined in the Agreement.

h. On December 17, 2002, MEFL, a subsidiary, entered into Forward Interest Rate Swap Transaction with Morgan Stanley & Co. International Limited (Morgan Stanley). On the date of the transaction, MEFL transferred Eligible Collateral amounting to US$1,250,000, which will be held by Morgan Stanley until the termination date of this transaction (Note 10). The effective date of the swap transaction is on March 19, 2003 with a notional amount of US$25 million. Details of the swap transaction are as follows:

Fixed Amounts:	
➢ Fixed rate payer	Morgan Stanley
➢ Fixed rate payer payment date	March 19, and September 19, of each year commencing on September 19, 2003 and continuing to and including the Termination Date
➢ Fixed rate	10% per annum
➢ Fixed rate day count fraction	30/360
Floating Amounts:	
➢ Floating rate payer	MEFL
➢ Floating rate payer payments dates	March 19 of each year commencing on March 19, 2004 and continuing to and including the Termination Date
➢ Floating rate	12 month Libor-in-arrears + 6.10%, per annum
➢ Floating rate day count fraction	Act/360 for USD
➢ 6 month libor-in-arrears	LIBOR as determined 2 Business Days prior to the end of each calculation period
➢ LIBOR	12 month USD LIBOR, as determined by the Calculation Agent
➢ Reset Dates	The first day of the applicable Calculation Period

The termination date is the earlier of March 19, 2006 or the Optional Termination Date, in which Morgan Stanley has the right to cancel this transaction on March 19, 2005.

i. On June 28, 2002 and July 1, 2002, Apexindo, a subsidiary signed long-term contracts with TOTAL for offshore drilling services. Under the contracts, rigs Raissa and Yani will be utilized in the drilling operations for a period of five years and three years, respectively. The total compensation to be received by Apexindo under the said contracts amounts to US$93.83 million and US$47.72 million for rigs Raissa and Yani, respectively.

j. On May 2, 2002, July 26, 2002 and September 4, 2002, Apexindo entered into construction contracts with Keppel Fels Limited, Singapore (Keppel) for the construction of rigs Raissa, Maera and Yani respectively. Under the contracts, Apexindo

will pay Keppel US$16.01 million, US$10.98 million and US$14.34 million for the construction of rigs Raissa, Maera and Yani, respectively, and US$380,000 for the removal work on rig Yani, which are subject to a 10% interest per annum if not paid on the due date as follows:

i. 30% of the construction price is due on the date of the agreement.

ii. 70% of the construction price is due upon delivery of the rigs.

iii. 100% of the removal work price is due on the date of the agreement.

For Maera, the construction price shall be paid in 5 (five) installments, 20% upon the signing of the agreement, 15% upon striking of steel, 15% upon docking of barge, 40% upon erecting of cantilever and the final payment upon the delivery of the rig.

The delivery to and acceptance by Apexindo of rigs Raissa, Maera and Yani are scheduled 10 months, 6 months and 71/2 months, respectively, from the date of the contracts (Delivery Date). Keppel will pay penalty per day of delay from the twenty-first day of delay beyond the Delivery Date and is entitled to claim bonus per day of early delivery until the Delivery Date, at the rate of US$8,000 per day for Raissa, US$5,500 per day for Maera and US$15,000 for Yani. Such penalty and bonus are limited to 5% of the construction price. Keppel is also required to subscribe for a builder's all risk insurance for a sum of US$44 million for Raissa, US$32 million for Maera and US$28.46 million for Yani covering the full replacement cost of physical damage or loss to the said rigs, with application of the insurance proceeds as defined in the contracts.

39. CONTINGENT LIABILITIES

a. The Secretary of State of the State of Delaware, U.S., had designated three of the Company's subsidiaries to be "void" as a result of such companies not having paid their franchise taxes under Chapter 5 (Corporation Franchise Tax) of the Delaware Code from 1995 to 2000. The Company has filed certificates of revival in respect of these companies. These subsidiaries hold the Company's interest in the Rimav PSC and the Pasemah PSC. The Company believes that these companies have been revived with the same force and effect as if their certificate of incorporation had not been void and any actions taken while the companies were void have been validated. The Company is in the process of preparing the subsidiaries' U.S. corporate income tax returns for the years 1995 through 2000. Although the Company is not currently able to assess exactly how much tax is payable in relation to these companies, it has determined, based on advice received from its tax advisers, that its total liability would not be material. No assurance can be given that any liability will not ultimately be higher than expected or will not have a material adverse impact on the Company's future results of operation or financial condition.

b. Exspan Cumi-Cumi Inc, and Medco Lematang Ltd., subsidiaries, received certain tax assessment letters amounting to Rp 4,785,020,637 or equivalent to US$535,237 and Rp15,051,413,009 or equivalent to US$1,683,608 as of December 31, 2002 regarding the payment of Value Added Tax (VAT). The subsidiaries are still proposing to the Tax Authority to reassess the tax assessment letters.

c. On January 25, 2000, the Company entered into a Subscription Agreement, Shareholder Agreement and Indemnity Agreement with Cityview Asia Pty Ltd (Cityview), whereby the Company has agreed to acquire a 75% shares interest in each Simenggaris and Madura. Simenggaris block is located in East Kalimantan and Madura block is located in Madura Island. Both are operating under a PSC-JOB with PERTAMINA.

In relation to the abovementioned acquisitions, the Company is required to reimburse Cityview's past expenditures only if such expenditures represent expenditure recoverable under the terms of the PSC-JOB and if such past expenditures are in fact so recovered.

On November 15, 2001, the Company entered into an agreement with Falcon Oil Pte, Ltd, to sell its 15% ownership interest in Medco Simenggaris Pty, Ltd. and its 24% ownership interest in Medco Madura Pty, Ltd., thus reducing the Company's ownership in these subsidiaries to 60% and 51%, respectively. The agreement became effective on February 19, 2002.

d. The Company's operations are subject to Indonesian laws and regulations governing the discharge of materials into the environment or otherwise relating to environment protection. These laws and regulations may require the acquisition of a permit before drilling commences, which may restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, require remedial measures to prevent pollution resulting from the Company's operations. The government has imposed environmental regulations on oil and gas companies operating in Indonesia and in Indonesian waters. Operators are prohibited from allowing oil into the environment and must ensure that the area surrounding any onshore well is restored to its original state insofar as this possible after the operator has ceased to operate on the site.

   Management believes that the Company is in compliance with current applicable environmental laws and regulations.

e. From time to time, the Company may be a party to various legal proceedings. The Company is not currently party to any material pending legal proceedings.

40. OPERATING HAZARDS AND UNINSURED RISKS

The Company's operations are subject to hazards and risks inherent in drilling for and production and transportation of natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, and of which can result in the loss of hydrocarbons, environmental pollution, person injury claims and other damage to properties of the Company. Additionally, certain of the Company's natural gas and oil operations are located in areas that are subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company's coverage for its oil and gas exploration and production activities includes, but is not limited to, loss of wells, blowouts and certain costs of pollution control, physical damage on certain assets, employer's liability, comprehensive general liability, automobile and worker's compensation.

The Company maintains coverage for its drilling rigs, equipment and machinery for their replacement value and insures against third party liability and workers' compensation. It does not, however, insure against business interruption or loss of revenues following damage to or loss of a drilling rig, except in respect of an offshore rig where it is a term of the refinancing for such rig that such coverage be in place for the benefit of the lender.

41. EFFECTS OF ECONOMIC CONDITION ON THE ACTIVITIES OF THE COMPANY AND ITS SUBSIDIARIES

The economic crisis that hit Indonesia has been going for more than five years, and until now the Indonesian economy has not yet fully recovered. Although the macro economic condition in 2002 is relatively stable – with growth rate of 3-4%, relatively stable Rupiah

exchange rate, two digit inflation rate, and reduced and steady interest rate – perception of investment climate is still negative because of various concerns such as labor, security, law enforcement, and the like. Additionally, the banking sector is not yet in a position to act as intermediary in channeling new loans. Loans granted by banks have increased but these are largely consumer lending and working capital loans. Investment loans have not yet expanded to a meaningful level. Discouraging external developments such as conflict in the Middle East and volatility of capital markets in the United States of America also hinder Indonesia's economic recovery.

Management believes that the economic conditions do not have a significant effect on the Company and its subsidiaries. In spite of this, management intends to implement a business strategic with the following principal components:

a. Replace and add reserve through exploration and acquisitions

b. Develop new markets for uncommitted natural gas

c. Maintain financial flexibility and a prudent financial structure

d. Continue to foster support from local communities through the implementation of development and social programs

e. Continue to improve corporate governance standards

Recovery of the economy to a sound and stable condition is dependent on the fiscal and monetary measures being taken by the government, actions which are beyond the Company and its subsidiaries' control. It is not possible to determine the future effects the economic condition may have on the Company and its subsidiaries liquidity and earnings, including the effect flowing through from their investors, customers and suppliers.

42. SUBSEQUENT EVENTS

a. On January 28, 2003, Apexindo, a subsidiary, entered into a Co-operation Agreement with Smedvig Asia Ltd., and Smedvig Office AS. This agreement was made in order to fulfill the requirement of the Apexindo's drilling contract No. TS/000328.02/DRIL/APR with Unocal Indonesia, which has a period of three years from February 15, 2003 to February 14, 2006. Based on the agreement, Smedvig shall provide the Tender Assisted Platform Drilling Rig West Alliance for Unocal's North, South and West Seno offshore operations in East Kalimantan, Indonesia.

b. On February 3, 2003, Apexindo entered into an Asset Sale Agreement with Patterson-UTI Drilling Company LP, LLP for the sale of the Company's Rig No. 6 located in Houston, Texas in the United States of America for US$4,593,000.

c. On February 7, 2003, rig Maera, after being rebuilt and upgraded, has resumed its operations based on the latest amended contract No. 2-Contract No. 401-026/KF/71, dated June 8, 2001 with TOTAL for a period of 526 days. The rig operates within the Mahakam Offshore Area, East Kalimantan, Indonesia.

d. On February 13, 2003, Medco Lematang Ltd, a subsidiary, entered into a Working Interest Sale and Purchase Agreement with Novus Lematang Company (Novus), wherein Medco Lematang has acquired Novus' 10% working interest under the Lematang PSC. The Company is currently seeking an approval from BPMigas, for such acquisition. The purchase price of such 10% working interest was US$929,425. Consequently, the subsidiary's ownership interest under Lematang PSC has increased to 70%.

e. On February 14, 2003, the Company established P.T. Exspan Lematang, which shall be involved in the exploration and production of oil and gas in the Lematang Block, South Sumatera.

f. On February 17, 2003, the Company established P.T. Exspan Yapen and P.T. Exspan Rombebai which shall be involved in the exploration and production of oil and gas in Yapen and Rombebai Block, Papua.

g. On February 20, 2003, the Company and P.T. Perusahaan Listrik Negara (PLN) signed a Memorandum of Understanding (MOU) to cooperate in developing certain gas fields in the Company's working area to supply gas to power plants owned by PLN and the possibilities to cooperate in developing power plants covering certain PLN's service region nationwide.

h. On February 25, 2003, Apexindo, a subsidiary, established Apexindo Asia-Pasific B.V. (AAP) a wholly owned subsidiary, in Amsterdam, the Netherlands. AAP was established to enable Apexindo to comply with the requirements for obtaining a term loan facility for project financing from Fortis Bank S.A./N.V., Singapore Branch (Fortis).

i. On February 28, 2003, Apexindo and AAP entered into a Sale and Purchase Agreement, wherein Apexindo sold and transferred all its rights and obligations over rig Raissa to AAP in order to comply with the requirements of Fortis.

j. On March 6, 2003, Apexindo as sponsor and AAP as borrower with Fortis Bank as Sole Arranger, Facility Agent and Security Trustee entered into the Term Loan Facility Agreement for refinancing the development, engineering, procurement, construction and commissioning cost of the Swamp Barge drilling rig Raissa (the Term Loan Agreement). The principal amount of the facility available to AAP is the lower of US$ 39 million and 75% of the Project Costs, as defined in the Term Loan Agreement. The term loan is payable over 4 (four) years with 16 (sixteen) quarterly installments. The Term Loan Agreement provides, among others, that a First Preferred Ship Mortgage over the rig be executed and the assignment of project contracts, which include the Shipbuilding Contract and Drilling Contracts, in favour of the Security Trustee. The facility bears interest equivalent to LIBOR plus certain margin, which is payable on a quarterly basis.

k. On March 1, 2003, the construction of rig Raissa has been completed by Keppel Fels, Singapore and was mobilized on March 9, 2003. Presently, the rig has already been tested and commissioned for proper acceptance by TOTAL. The drilling contract with TOTAL is for sixty (60) months (Note 38).

l. On March 28, 2003, Apexindo and MEFO have confirm their respective participation in the construction of rigs Raissa and Yani. Apexindo's, through its wholly own subsidiary, and MEFO shares for Raissa are 42% and 58%, respectively and Yani are 24% and 76%, respectively.

m. In 2003, Apexindo renewed its drilling services contract with TOTAL in relation to contract No. 401-602/KF/943 covering the use of rig Raisis, which expired in 2003. Apexindo and TOTAL entered into a new contract with No. 401-288/KF/285 for a period of 36 months starting on April 1, 2003 with total contract value of US$40,243,110.

n. The Company was rated a single "B+" corporate rating with stable outlook by the Standard & Poor's on March 25, 2003.

o. On April 4, 2003, Apexindo entered into a Second Amendment of Sale and Purchase MEFO, wherein both parties have agreed to increase the buyback price to US$20,193,186 and the right is exercisable up to June 30, 2003, and Apexindo warrants that the insurance claim proceeds will be approximately US$23,775,188 (Note 14).

43. OTHER SIGNIFICANT INFORMATION

a. *Affiliate Transactions which maybe construed as conflict of interest*

As discussed in Note 35, the Company and its subsidiaries perform certain transactions which maybe construed as conflict of interest as regulated by Bapepam No. IX.E.1.

b. *New oil and gas law*

The New Oil and Gas Law came into force in November 2001. The New Oil and Gas Law replaces the old Law No. 8 of 1971 (regarding Pertamina) and Law No. 44 of 1960 (regarding the oil and gas mining law) which had functioned as references in the national oil business for the past 30 years. The New Oil and Gas Law creates an overall statutory framework for a fundamental restructuring of the oil and gas regime, principally resulting in an ending to Pertamina's monopoly in upstream oil and gas and the liberalization of the domestic oil and gas markets.

As a consequence of the above, all of Pertamina's rights and obligations arising from existing production sharing arrangements, were transferred to BPMigas. BPMigas has replaced Pertamina as the Government party to all production sharing arrangements. Under the terms of the New Oil and Gas Law, on the establishment of BPMigas, all rights and obligations of Pertamina under production sharing contracts were transferred to BPMigas. It is expected that a further instrument will be executed (currently expected to take place by mid-2003) to formally reflect the new government party to such production sharing arrangements.

The New Oil and Gas Law is umbrella legislation setting forth general principles that are expected to be further developed in a series of Government regulations, presidential decrees and ministerial decrees, few of which have been promulgated. Under the New Oil and Gas Law, upstream activities are performed through production sharing contracts or other forms of cooperation contract. The main principles governing these future contracts appear to be similar to the ones governing the current production sharing arrangements. Under the New Oil and Gas Law, the key principles are that title over the resources in the ground remains with the Government (and title to the oil and gas lifted for the contractor's share passes at the point of transfer, usually the point of export), operational management control is with BPMigas, and all funding and risks are to be assumed by investors (the Government through BPMigas is not allowed to bear or assume these). Negotiation of production sharing arrangement terms with potential contractors will be handled primarily by the Ministry of Energy and Natural Resources, and the Indonesian Parliament must be notified of the production sharing arrangements. Only one working area can be given to any one legal entity (also known as ring fencing). The Company does not expect that the New Oil and Gas Law will have any impact on existing production sharing arrangements.

The New Oil and Gas Law may have the following implications in the upstream sector:

i. Under the existing PSC structure, contractors are only required to supply 25% of oil produced domestically at a subsidized price. This may no longer be the case, as the New Oil and Gas Law imposes the obligation to supply up to maximum of 25% of oil and/or gas production to the domestic market. This requirement will be further elaborated in an implementing Government regulation which will essentially contain the domestic market conditions, implementing mechanism and pricing rules, as well as incentive policies.

ii. Under the existing PSC structure, contractors are required to pay only corporation and dividend taxes. Cooperation contracts will allow contractors to opt for a tax regime consistent with the applicable tax law at the time that the contract is signed or the general corporate tax law.

iii. Under the New Oil and Gas Law, the Company will be entitled to elect to lock-in prevailing Government tax rates for the entire term of a new production sharing arrangement at the time the arrangement commences.

44. SUBSEQUENT EVENTS AFTER REPORTING DATE

a. *The Company Shareholders' Meeting*

On April 29, 2003, the Company held an Extraordinary General Meeting of Shareholders, for the shareholders to approve certain transactions between certain subsidiaries and affiliates of the Company, and certain transactions between subsidiaries and affiliates of the Company and other related parties. These transactions include financing provided to Apexindo, rental of an onshore rig to Apexindo and the joint financing of rigs between Medco Energi Finance Overseas B.V. and Apexindo. Under the rules of BAPEPAM relating to conflict of interest transactions, which apply to all Indonesian public companies, conflict of interest transactions must be approved by the majority of the independent shareholders of the relevant public company. The quorum required at the meeting to consider such approval of such transactions is met if attended by the independent shareholders representing more than half of the total shares owned by independent shareholders (within the meaning of the BAPEPAM rules). The vote required at the meeting to approve such transactions is more than half of the total shares owned by the independent shareholders. The quorum for the meeting held on April 29, 2003 was not met. the Company will hold a second meeting with the same quorum requirement, but the vote required at this second meeting is only more than half of the attending independent shareholders. If such quorum and/or vote is not obtained in the second meeting, BAPEPAM approval will be required and delays apply, in order for the Company to be able to call a third meeting of shareholders with reduced quorum and/or voting requirements. In the event that such approval is not obtained, the validity and effectiveness of prior transactions remains unaffected. In the event that such approval is not obtained, the Company will be prohibited from entering into any proposed transaction unless and until such approval is subsequently obtained.

b. *Apexindo Shareholders' Meeting*

On April 28, 2003, Apexindo has convened:

i) An Annual General Meeting of Shareholders, which have adopted the following resolutions:

- ➢ To approve the Board of Directors of the Apexindo's Report on the activities conducted in the Accounting Year (*Tahun Buku*) ended on December 31, 2002 and to provide the release (acquit et decharge) to the members of the Board of Directors and Boards of Commissioners of Apexindo from all responsibilities with regard to the management and supervisory activities conducted by them during the Accounting Year (*Tahun Buku*) of 2002.
- ➢ To ratify the balance sheet and the loss and profit statement (financial report), which have been audited for the Accounting Year (*Tahun Buku*) ended on December 31, 2002.
- ➢ To determine the utilization of the net profit of Apexindo and to approve the proposal of the Company to distribute dividends for the Accounting Year (Tahun Buku) ended on December 31, 2002.
- ➢ To grant authorization to the Board of Directors and Board of Commissioners of Apexindo to appoint Public Accountant to audit the Financial Statements of Apexindo for the Accounting Year of 2003 and to determine the honorarium and other terms and conditions of the appointment.

- ➢ To approve the amendment to the composition of the Board of Commissioners of Apexindo and to appoint two Independent Commissioners and to grant authorization to Board of Commissioners and honorarium of the members the Board of Directors and Board of Commissioners of the Apexindo.

ii) An Extraordinary General Meeting of Shareholders, which have adopted the following resolutions:

- ➢ To approve the sale of Apexindo's rights over the insurance claim of Rig Maera to MEFO.
- ➢ To approve the payment by Apexindo through its wholly owned subsidiary (Apexindo Asia-Pacific B.V.) to MEFO for the compensation of MEFO's money in the joint financing for the construction of Rig I (Raissa) and II (Yani).
- ➢ To approve Apexindo's plan to implement to agreement with JOB Pertamina — Medco Madura Pty. Ltd. under Contract No. K026R/JOBM/EXPL dated August 26, 2002 by utilizing Rig No. 2.
- ➢ To approve Apexindo's plan to enter into the agreement with JOB Pertamina — Exspan Tomori Sulawesi with regard to the plan for providing drilling services by utilizing Rig No. 10.
- ➢ To approve Apexindo's plan to enter into the agreement with PT Exspan Nusantara with regard to the plan for providing drilling services by utilizing Rig No. 14.
- ➢ To approve Apexindo's plan to participate in a tender and, if Apexindo is appointed as successful bidder, Apexindo will enter into an agreement with PT Exspan Nusantara with regard to the plan for providing drilling services by utilizing Rig No. 11.

To grant authorization to the Board of Directors of Apexindo to carry out necessary actions related to the implementation of the abovementioned transactions as referred to in points 1-6.

45. THE APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiaries from F-5 up to the end of the report (Note 45) has been approved by the Board of Directors and the Board of Commissioners on April 22, 2003 and additional note concerning subsequent event after reporting date as discussed in Note 44 was approved on May 2, 2003.

REGISTERED OFFICE OF THE ISSUER

MEI Euro Finance Limited
United Docks Building
Cathedral Square
Port Louis
Mauritius

REGISTERED OFFICE OF THE GUARANTOR

PT Medco Energi Internasional Tbk
Graha Niaga
16/F Jl. Jend. Sudirman Kav. 58
Jakarta 12190
Indonesia

PRINCIPAL PAYING AGENT AND PRINCIPAL TRANSFER AGENT

JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT

REGISTRAR

JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT

SINGAPORE PAYING AGENT

JPMorgan Chase Bank, Singapore Branch
168 Robinson Road
17th Floor
Capital Tower
Singapore 068912

TRANSFER AGENT

JPMorgan Chase Bank
4 New York Plaza
15th Floor
New York, NY 10004
U.S.A.

TRUSTEE

J.P. Morgan Corporate Trustee Services Limited
Trinity Tower
9 Thomas More Street
London E1W 1YT

LEGAL ADVISORS

To the Issuer and the Guarantor as to English and United States law:

Clifford Chance Wong Pte Ltd
16 Collyer Quay #10-00
Hitachi Tower
Singapore 049318

To the Issuer and the Guarantor as to Mauritian law:

Juristconsult Chambers
Cathedral Square
Port Louis
Mauritius

To the Issuer and the Guarantor as to Indonesian law:

Ery Yunasri & Partners
Graha Niaga
11/F Jl. Jend. Sudirman Kav. 58
Jakarta 12190
Indonesia

To the Issuer and the Guarantor as to Indonesian oil and gas law:

Mochtar, Karuwin & Komar
Wisma Metropolitan II
14th Floor, Jl. Jend. Sudirman Kav.31
Jakarta 12920
Indonesia

To the Managers as to English and United States law:

Freshfields Drew & Napier
20 Raffles Place #18-00
Ocean Towers
Singapore 048620

To the Trustee as to English law:

Freshfields Bruckhaus Deringer
11th Floor
Two Exchange Square
Central
Hong Kong

AUDITORS TO THE ISSUER

Deloitte & Touche
3rd Floor
Cerné House
La Chaussée Port Louis
Mauritius

AUDITORS TO THE GUARANTOR

Hans Tuanakotta & Mustofa
(member firm of Deloitte Touche Tohmatsu)
Registered Public Accountants
Wisma Antara, 4th Floor
Jl Medan Merdeka Selatan No. 17
Jakarta 10110
Indonesia

SINGAPORE LISTING AGENT

Clifford Chance Wong Pte Ltd
80 Raffles Place #58-01
UOB Plaza 1
Singapore 048624

MEDCO ENERGI

REGISTERED OFFICE OF THE ISSUER
MEI Euro Finance Limited
United Docks Building
Cathedral Square
Port Louis
Mauritius

REGISTERED OFFICE OF THE GUARANTOR
PT Medco Energi Internasional Tbk
Graha Niaga
16/F Jl. Jend. Sudirman Kav. 58
Jakarta 12190
Indonesia

PRINCIPAL PAYING AGENT FOR EXISTING NOTES
JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT

REGISTRAR FOR EXCHANGE NOTES
JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT

LEGAL ADVISORS

To the Issuer and the Guarantor as to English and United States law:
Clifford Chance Wong Pte Ltd
16 Collyer Quay #10-00
Hitachi Tower
Singapore 049318

To the Issuer and the Guarantor as to Mauritius law:
Juristconsult Chambers
Cathedral Square
Port Louis
Mauritius

To the Issuer and the Guarantor as to Indonesian law:
Ery Yunasri & Partners
Graha Niaga
11/F Jalan Jenderal Sudirman Kav. 58
Jakarta 12190
Indonesia

To the Issuer and the Guarantor as to Singapore Law:
Wong Partnership
80 Raffles Place #58-01
UOB Plaza 1
Singapore 048624

To the Dealer Manager as to English and United States law:
Freshfields Drew & Napier
20 Raffles Place #18-00
Ocean Towers
Singapore 048620

To the Exchange and Consent Agent and the Existing Trustee as to English law:
Clifford Chance
Jardine House, 29th Floor
One Connaught Place
Hong Kong

DEALER MANAGER FOR THE EXCHANGE OFFER AND CONSENT FEE OFFER

Any questions concerning the terms of the Exchange Offer or the Consent Fee Offer may be directed to the Dealer Manager.

UBS AG, Singapore Branch
5 Temasek Boulevard
#18-00 Suntec Tower Five
Singapore 038985
Attention:
Ranobir Mukherji
Email: ranobir.mukherji@ubsw.com
Sandeep Gupta
Email: sandeep.gupta@ubsw.com
Phone: (65) 6431 8621
Fax: (65) 6431 8671

EXCHANGE AND CONSENT AGENT FOR THE EXCHANGE OFFER

Any requests for materials on the Exchange Offer may be directed to the Exchange and Consent Agent:

By Mail, Hand or Overnight Courier:

JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT
Attention: The Manager, International Trust Services
Email: stuart.king@jpmorgan.com
Phone: (44) 207 777 2254
Fax: (44) 207 777 5410

JPMorgan Chase Bank, Jakarta Branch
Jalan Jend. Sudirman KV21
Floor 3, Jakarta 12920
Indonesia
Attention: Santi Warokka
Email: santi.warokka@jpmorgan.com
Phone: (62 21) 571 8351
Fax: (62 21) 570 3682